Form 40-F
ENTREE GOLD INC
filed 2006-04-03
CIK 1271554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005		Commission file number 001-32570

ENTRÉE GOLD INC.
(Exact name of Registrant as specified in its charter)
Not Applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Suite 1201 – 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3 (604) 687-4777
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class Common Shares	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
[ X ]	Annual information form	[ X ]	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005, 69,638,926 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
[ ]	Yes: 82-_______________	[ X ]	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[ X ]	Yes	[ ]	No

Explanatory Note: Entrée Gold Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans at its exploration properties in Mongolia and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “intends” “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in exploration or development activities or the completion of feasibility studies;

•

risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•

risks related to commodity price fluctuations;

•

the uncertainty of profitability based upon the Company’s history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and development projects;

•

risks related to environmental regulation and liability;

•

risks that the amounts reserved or allocated for environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance may not be sufficient to cover such costs;

•

risks related to tax assessments;

•

political and regulatory risks associated with mining development and exploration; and

•

and other risks and uncertainties related to the Company’s prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities.

Currency

All dollar amounts in this report are United States dollars unless otherwise specified, such as “Cdn$” or “C$” for Canadian dollars. Because our principal executive office is located in Canada, many of our obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses).  Where the disclosure is not derived from the financial statements filed with the annual report, we have not converted Canadian dollars to U.S. dollars for purposes of making the disclosure.

RESOURCE AND RESERVE ESTIMATES

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Industry Guide 7 under the Securities Act of 1933. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2005 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto, included herein as Document 2.

For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see the Note 13 to the audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is included herein as Document 3.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller.  A copy of the Company's Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller was previously filed with the Securities and Exchange Commission as Exhibit 14.1 on Form 10-KSB for the year ended December 31, 2004, and available in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company's web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company's website is located at www.entreegold.com.

CORPORATE GOVERNANCE GUIDELINES

The Board has established four committees of directors: the Compensation Committee, the Nominating Committee, the Technical Committee and the Audit Committee.

Compensation Committee

The Compensation Committee is comprised of three independent members of the Board: Mark Bailey (chairman), James Harris and Peter G. Meredith.

The primary objective of the Compensation Committee is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflecting the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company's Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Nominating Committee

The Nominating Committee is comprised of three independent members of the Board: Mark Bailey (chairman), James Harris and Peter G. Meredith.

The Nominating Committee is appointed by the Board of Directors to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee.

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist. Neither Mr. Crowe, the President and Chief Executive of the Applicant, nor Mr. Bottomer, the Vice-President, Corporate Development of the Applicant, is an independent director. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Applicant's mining properties, programs, budgets, and other related activities and the administration thereof.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2005 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Mark Bailey

James Harris

Peter Meredith

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder.  Each member of the Company’s audit committee satisfies the criteria for director independence.

Audit Committee Financial Expert

The Company’s Board of Directors has been determined that Peter Meredith satisfies the requirements of an audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit Committee.  The aforementioned director has also been determined by the Company’s Board of Directors to be independent within the criteria referred to above under the subheading “Audit Committee - Independence”.

AUDIT COMMITTEE CHARTER

The Company’s Audit Committee Charter is attached hereto as Exhibit 99.2 and available in print to any shareholder who requests it.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid or accrued to its independent auditor, Davidson & Company for the years ended December 31, 2005 and December 31, 2004 are set forth below:

Years ended December 31
	2005	2004
Audit Fees:	C$77,012	C$75,879
Audit Related:	--	--
Tax:	--	--
All Other Fees:	--	--
Total	C$77,012	C$75,879

"Audit Fees" are the aggregate fees billed by Davidson & Company for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by Davidson & Company for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statement s and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by Davidson & Company for tax compliance, tax advice on actual or contemplated transactions.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2005 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Office Lease	$123,189	$27,018	$84,109	$12,062	$-
Total	$123,189	$27,018	$84,109	$12,062	$-

For additional information related to the Company’s obligations and commitments see note [1] in the Company’s audited consolidated financial statements (Document 2).

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief under from AMEX corporate governance requires on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.entreegold.com. Information contained on our website is not part of this annual report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-

F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an  Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process filed with the SEC on Form 10-SB on October 12, 2004 with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2005
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference
Consolidated Balance Sheets as of December 31, 2005 and 2004;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2005 and 2004;
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004;
Notes to Consolidated Financial Statements.
3.	Management Discussion and Analysis of Financial Conditions and Results of Operations

1.

ANNUAL INFORMATION FORM OF ENTRÉE GOLD INC.

ENTRÉE GOLD INC.

Annual Information Form

FOR THE YEAR ENDED

DECEMBER 31, 2005

DATED MARCH 23, 2006

2

ENTRÉE GOLD INC.

ANNUAL INFORMATION FORM

DATE OF INFORMATION

The effective date for this Annual Information Form is March 23, 2006.

FORWARD LOOKING STATEMENT

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

CURRENCY AND EXCHANGE

Our financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles.

In this annual report, all dollar amounts are expressed in U.S. dollars unless otherwise specified.  Because our principal executive office is located in Canada, many of our obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses).  Where the disclosure is not derived from the financial statements filed with this annual report, we have not converted Canadian dollars to U.S. dollars for purposes of making the disclosure in this annual report.

DEFINED TERMS AND ABBREVIATIONS

As used in this annual report, the terms "we", "us", "our", and "EntrÉe" mean EntrÉe Gold Inc. and our wholly-owned Mongolian subsidiary EntrÉe LLC, unless otherwise indicated.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standard for the terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

We are an exploration stage company engaged in the exploration of natural resource properties located in Mongolia.  Our principal executive office is located at Suite 1201 - 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.  The telephone number for our principal executive office is (604) 687-4777 and our web site is located at www.entreegold.com.  Information contained on our website does not form part of this annual report.  Our registered and records office is at Suite 950 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3 and our agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

We also maintain an administrative office in Ulaanbaatar, the capital of Mongolia, from which we support our Mongolian operations.  The address of our Mongolian office is Jamyan Gun Street-5, Ar Mongol Travel Building, Suite #201, #202, Sukhbaatar District, 1st Khoroo, Ulaanbaatar, Mongolia.  The telephone number for our Mongolian office is 976.11.318562.

Our company was incorporated in British Columbia, Canada, on July 19, 1995, under the name Timpete Mining Corporation.  On February 5, 2001, we changed our name to EntrÉe Resources Inc.  On October 9, 2002 we changed our name from EntrÉe Resources Inc. to EntrÉe Gold Inc. and, on January 22, 2003, we changed our jurisdiction of domicile from British Columbia to the Yukon Territory by continuing our company into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act.

At inception our Memorandum and Articles authorized our company to issue up to 20,000,000 common shares without par value.  On September 30, 1997, we subdivided our authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40,000,000 common shares without par value.  On February 5, 2001, we subdivided our common shares on a four new shares for one old share basis, thus increasing authorized capital to 160,000,000 common shares without par value and simultaneously reduced our authorized capital to 100,000,000 common shares without par value.  On October 9, 2002 we consolidated our authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50,000,000 common shares without par value and simultaneously increased the authorized capital from 50,000,000 common shares without par value to 100,000,000 common shares without par value.  On May 20, 2004, we received approval from our shareholders to increase our authorized share capital from 100,000,000 commons shares without par value to an unlimited number of common shares, all without par value.  This increase became effective June 16, 2004, the date we filed the amendment to our Articles.

Intercorporate relationships

We have one subsidiary company, EntrÉe LLC, a Mongolian limited liability company formed July 25, 2002, for the purpose of conducting our Mongolian operations.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In July 2002, the Company entered into and option agreement to acquire 60% of three mineral exploration licenses in Mongolia covering 179,590 hectares ("Lookout Hill") (See below). During 2002 our management changed to current management.

In September, 2003, the Company agreed to purchase a 100% interest in Lookout Hill and a 4th mineral license ("Manlai") from the option or for cash and stock. During 2003, the Company raised $11,356,687 from the issuance of capital stock and began initial exploration of the Mongolian concessions.

Exploration continued the exploration of the Mongolian concessions during 2004.  In October 2004, the Company entered into an Equity Participation and Earn-in Agreement with Ivanhoe Mines Ltd. ("Ivanhoe") to explore approximately 40,000 hectares of Lookout Hill  ("EntrÉe-Ivanhoe Project Property") in return for the right to earn a 70% or 80% interest in the project property depending on the depth of mineralization for the expenditure of $35,000,000 in exploration (see below). During 2004, the Company raised $4,016,448 from the issuance of capital stock of which $3,846,521 represented an equity investment by Ivanhoe.

During  2005, the Company raised $24,197,263 from the issuance of capital stock through a significant equity investment by Rio Tinto plc, a further investment by Ivanhoe (see below) and the exercise of warrants and stock options   The Company commenced drilling on its 100% owned properties and Ivanhoe carried out a drilling program on the Hugo North Extension. In March 2005, The Company became a Tier I Issuer on the TSX Venture Exchange. In July, 2005, the Company was approved for listing on the American Stock Exchange.

In February, 2006, the Company announced that a new mineral resource estimate had delineated an initial inferred resource for the Hugo North Extension (see below).  The inferred resource of 190 million tonnes grading 1.57% copper and 0.53 g/t gold (a copper equivalent grade of 1.91%) is estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.  Alternatively, the inferred resource of 64 million tonnes grading 2.78% copper and 1.10 g/t gold (a copper equivalent grade of 3.48%) at a 2% copper equivalent cut-off is estimated to contain approximately 3.9 billion pounds of copper and 2.3 million ounces of gold.

Significant acquisitions

Pursuant to an 'arms length' option agreement dated July 25, 2002, we purchased from Mongol Gazar Co., Ltd., (Mongol Gazar) an unrelated privately held Mongolian company, an option to acquire up to a 60% interest in three mineral licenses issued by the Mineral Resources Authority of Mongolia granting exploration rights, respectively, over three contiguous parcels of land known as Togoot (License No. 3136X), comprised of 104,484 hectares, Shivee Tolgoi (License No. 3148X), comprised of 54,760 hectares and Javhlant (License No. 3150X), comprised of 20,346 hectares.  "Shivee Tolgoi" translates into English as "Lookout Hill" and we refer to all three of these parcels, collectively, as Lookout Hill.  For a more detailed discussion of our Lookout Hill property please refer to the Property Description and Location section of this annual information form, beginning at page 18, below.

The option agreement provided that we could purchase up to a 60% interest in the Lookout Hill in stages by:

6

•

incurring $490,000 in exploration expenditures on the Lookout Hill property prior to the first anniversary of the date of the agreement and reimbursing Mongol Gazar for up to $200,000 for exploration expenditures incurred by it on the Lookout Hill property during this period;

•

incurring $1,490,000 in cumulative exploration expenditures on the Lookout Hill property prior to the second anniversary of the date of the agreement and issuing 1,000,000 common shares to Mongol Gazar;

•

incurring $3,490,000 in cumulative exploration expenditures on the Lookout Hill property prior to the third anniversary of the date of the agreement and issuing an additional 1,000,000 common shares to Mongol Gazar;

•

incurring $7,490,000 in cumulative exploration expenditures on the Lookout Hill property prior to the fourth anniversary of the date of the agreement and issue an additional 1,000,000 common shares to Mongol Gazar;

•

incurring $12,490,000 in cumulative exploration expenditures on the Lookout Hill property prior to the fifth anniversary of the date of the agreement and either (a) issuing a final 1,000,000 of our common shares to Mongol Gazar or (b) completing a feasibility study on the Lookout Hill property;

In return, Mongol Gazar agreed to transfer to us a 15% interest in the Lookout Hill property after the second anniversary of the date of the option agreement, and an additional 15% interest after each of the third, fourth and fifth anniversaries for an aggregate total of a 60% interest.  Thereafter, we intended to form a joint venture with Mongol Gazar for further development of the Lookout Hill property, if warranted by the results of our exploration.  We agreed to pay a net smelter return royalty to Mongol Gazar and Mongol Gazar agreed that we could purchase half of this net smelter return royalty for $10,000,000.  We paid a finder's fee for this transaction to Canaccord Capital Corporation, consisting of 200,000 of our common shares.  By an assignment effective July 25, 2002, we assigned our interest in the option agreement to our wholly-owned subsidiary EntrÉe LLC, which we formed specifically for the purpose of holding and operating our mining properties in Mongolia.

Pursuant to a purchase agreement dated September 13, 2003 between our company and our subsidiary EntrÉe LLC on the one hand, and Mongol Gazar and its Mongolian affiliate MGP LLC, on the other hand, we agreed to purchase a 100% interest in the Lookout Hill property, free of any net smelter return royalty, together with an additional mineral license (License No. 3045X) pertaining to a parcel of property known as the Manlai property, located in the Kharmagtai area of Mongolia in the Manlai and Tsogt-tsetsii Soums, Omnogovi (also spelled Umnogobi) Aimag (A 'Soum' is the local Mongolian term for a township or district, an 'Aimag' is the local equivalent of a state or province;), approximately 120 kilometres north of the Lookout Hill property.  In consideration for these properties we agreed to pay $5,500,000 in cash and to issue 5,000,000 common shares of our company to Mongol Gazar.  We also agreed that if Mongol Gazar sold these 5,000,000 common shares at any time prior to November 30, 2004 for net proceeds of less than $5,000,000, we would pay them an amount equal to the difference between $5,000,000 and the net proceeds they actually received.  Although this purchase agreement superseded the option agreement dated July 25, 2002, we agreed that we would reinstate the option agreement if the transactions described in the purchase agreement did not close.

The purchase agreement provided that we could use the cash portion of the purchase price to clear any encumbrance on the Lookout Hill property, and that we were to pay the balance of the cash portion of the purchase price, and issue the 5,000,000 common shares, fifteen days after we received notice from our Mongolian lawyers that satisfactory title to the Lookout Hill and Manlai properties had been transferred into the name of our Mongolian subsidiary, EntrÉe LLC, free of all liens, charges and encumbrances.

Because Mongol Gazar was still in the process of clearing title to the Manlai property at the time we were preparing to complete our acquisition of the Lookout Hill property, we entered into an Amending Agreement dated November 6, 2003 severing the Manlai property from the September 13, 2003 purchase agreement.  We entered into a separate purchase agreement with respect to the Manlai property, pursuant to which we would acquire title to it for no additional consideration at such time as Mongol Gazar was able to transfer clear title.  Title to this parcel was transferred to our subsidiary EntrÉe LLC on February 9, 2004.

Title to the Javhlant and Togoot parcels was transferred to our subsidiary, EntrÉe LLC, on September 30, 2003 and title to the third parcel comprising the Lookout Hill property, Shivee Tolgoi, was transferred to EntrÉe LLC on October 28, 2003.  We paid the first part of the cash portion of the purchase price of $5,500,000, in the amount of $500,000, on September 19, 2003 and the balance of the cash portion of the purchase price on November 13, 2003.

In a subsequent agreement dated as of April 20, 2004, we agreed to issue to Mongol Gazar non-transferable share purchase warrants for the purchase of up to 250,000 of our common shares at a purchase price of $1.05 per share until expiration of the warrants on April 20, 2006 in consideration of (i) the waiver by Mongol Gazar of our obligation to pay to it the shortfall, if any, between $5,000,000 and the net proceeds realized upon a sale of the 5,000,000 common shares issued to them as part of the purchase price for the Lookout Hill property and (ii) a 100% interest in the Khatsavch Property (Licence #6500X, consisting of 632 hectares) located in Khanbogd and Bayan Ovoo Soums, Omnogovi, Mongolia.  The share purchase warrants were issued on June 14, 2004, and title to the Khatsavch property has been registered in the name of EntrÉe LLC.

We entered into an arms-length Equity Participation and Earn-In Agreement dated as of October 15, 2004, with Ivanhoe, an unrelated Yukon corporation which owns a mineral exploration property known as Oyu Tolgoi, or 'Turquoise Hill', which is located adjacent to our Lookout Hill property.  This agreement provided that, upon satisfaction of certain conditions, Ivanhoe would:

•

subscribe for 4,600,000 units from our company for Cdn $1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of Cdn $1.10 for two years from the date of purchase.

•

have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe on a 40,000 hectares portion of our company's 179,500 hectare Lookout Hill property shown on the map below.  The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period, a 60% interest by expending an aggregate of at least $27,500,000 during the earn-in period, or a sliding percentage interest, depending on the depth from which minerals are extracted from the project, of between 70% and 80% by expending an aggregate of at least $35,000,000 during the earn-in period.

•

have the right to nominate one member of our Board of Directors during the earn-in period.

In addition, the Equity Participation and Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company which, after the acquisition of the 4,600,000 units, would be approximately 9% prior to exercise of any of their share purchase warrants and could, upon the exercise of the latter, go as high as 17% of our issued and outstanding common shares.  During any period of time that Ivanhoe owns more than 10% of our issued and outstanding common shares, Ivanhoe is required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for 'extraordinary' matters.  'Extraordinary' matters are defined in the Equity Participation and Earn-In Agreement to mean matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe is precluded from voting.

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the "EntrÉe-Ivanhoe Project Property", is shown below:

# Entree Gold Inc./Ivanhoe Mines Ltd.
# Project Property Boundaries

Togoot
Unexplored
Ring Dyke
Bayan Ovoo
Shivee Tolgoi
Zone I / II
Zone III
Shivee Tolgoi
Copper Flats
West Grid
Hugo Dummett
8,500 hectares
Ivanhoe Mines
Oyu Tolgoi
Javhlant
Legend
Gold Prospects
Copper Prospects
100% Entree Gold Inc. (138,500 hectares)
Entree - Ivanhoe Project Property (~40,000 hectares)
Oyu Tolgoi Mining Licence
N
0
10
kilometres

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above.

Investment by Rio Tinto plc

In June 2005, Rio Tinto plc (one of the world's largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, "Rio Tinto") completed a private placement into EntrÉe, whereby they purchased 5,665,730 units at a price of $C2.20 per unit, which consisted of one EntrÉe common share and two warrants (one "A" warrant and one "B" warrant). Two "A" warrants entitle Rio Tinto to purchase one EntrÉe common share for C$2.75 within two years; two "B" warrants entitle Rio Tinto to purchase one EntrÉe common share for C$3.00 within two years. Proceeds from Rio Tinto's investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of EntrÉe's shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to EntrÉe of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to EntrÉe of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

At March 15, 2006 Ivanhoe owned approximately 14.8% of EntrÉe's issued and outstanding shares with the potential to hold up to a total of 16.3% upon the exercise of warrants.

At March 15, 2006 Rio Tinto owned approximately 9.0% of EntrÉe's issued and outstanding shares with the potential to hold up to a total of 16.4% upon the exercise of warrants.

Ivanhoe and Rio Tinto are required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for "extraordinary" matters.  "Extraordinary" matters are defined in the Equity Participation and Earn-In Agreement to mean matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

Management believes that the additional investment by Rio Tinto represents a strong endorsement by one of the world's largest mining companies of EntrÉe's management and property holdings. We believe that EntrÉe is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.

DESCRIPTION OF THE BUSINESS

General

We are in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.  Our company is in the exploration stage.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease or concession).  After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues through un-exposed portions of the property (i.e., underground), possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.  Exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic.  A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

Our company's exploration activities in Mongolia are under the supervision of Robert Cann, P.Geo., EntrÉe's Vice President, Exploration.  Mr. Cann is a "qualified person" under the definition contained in National Instrument 43-101.  National Instrument 43-101 is a national Canadian securities regulatory instrument which requires, among other things, that disclosure of scientific or technical information made by or on behalf of an issuer in respect of a mineral project of the issuer be prepared under the supervision of a licensed engineer or geoscientist with at least five years of relevant experience.

All rock samples from our property are prepared and analyzed by SGS Mongolia of Ulaanbaatar, Mongolia.  Soil and silt samples and check rock samples are analyzed by Acme Analytical Laboratories of Vancouver, British Columbia, Canada.

Environmental Compliance

Our current and future exploration and development activities, as well as our future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Our management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  We intend to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  We intend to maintain standards of compliance consistent with contemporary industry practice.

In Mongolia, mining companies are required to file an annual work plan with, and provide a summary report to, the local Soum upon the conclusion of exploration activities that includes a discussion of environmental impacts.  In addition, mining companies are required to post a bond equal to 50% of the total estimated cost of any anticipated environmental reclamation, which is refunded upon completion of the reclamation work.  We have filed our annual work plan and we have posted a bond in Khanbogd Soum equal to approximately $176, Bayan Ovoo Soum equal to approximately $176 and in Manlai Soum equal to approximately $69.  These bonds cover environmental reclamation to the end of 2005.  This amount is refundable to us once we have completed all environmental work to the satisfaction of the local Soum (the local Mongolian equivalent of a township or district).

Competition

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them.  While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, now will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist world-wide for the sale of gold and other mineral products.  Therefore, we will likely be able to sell any gold or mineral products that we are able to identify and produce.  Our ability to be competitive in the market over the long term is dependent upon the quality and amount of ore discovered, cost of production and proximity to our market.  Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

Employees

As at December 31, 2005, we had thirteen employees working for us.  In Vancouver, we employ seven employees, with the remaining six employees working in our office in Ulaanbaatar, Mongolia.  During the 2005 field season, we also employed nine contract expatriate geologists and summer students at our Lookout Hill project and two expatriate geologists at our Manlai project.  In addition to our expatriate employees, we hire up to 140 local personnel, including geologists, labourers, geophysical helpers, geochemical helpers, cooks, camp maintenance personnel, drivers and translators.  These local hires are hired as needed throughout each field season.  The number of local hires fluctuates throughout the year, depending on the workload.  None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

Risk Factors

This annual report contains forward-looking statements which relate to future events or our future performance, including our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", or "potential" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled "Risk Factors", that may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this annual report.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before purchasing shares of our company's common stock.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing our company.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

Risks Associated With Mining

All five of our properties are in the exploration stage.  There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities.  Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration.  If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so.  If we do not, our business will fail.

A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The probability of an individual prospect ever having a "reserve" that meets the requirements of the Securities and Exchange Commission's Industry Guide 7 is extremely remote; in all probability our mineral resource property does not contain any 'reserve' and any funds that we spend on exploration will probably be lost.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that we will be able to develop our properties into producing mines and extract those resources.  Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices.

Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation.  Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource.  If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs.  If we cannot accomplish these objectives, our business could fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to do so.  Current laws and regulations could be amended and we might not be able to comply with them, as amended.  Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms.  To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Environmental hazards unknown to us which have been caused by previous or existing owners or operators of the properties may exist on the properties in which we hold an interest.  More specifically, we are required to deposit 50% of our proposed reclamation budget with the local Soum Governors office which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded. Even if we relinquish our licenses, we will still remain responsible for any required reclamation.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine.  If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis.  If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks.  In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Our operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  We do not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, from the extraction and sale of precious and base metals such as gold, silver and copper.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. Mongolian law requires the sale or export of gold mined in Mongolia to be made through the Central Bank of Mongolia and/or other authorized entities at world market prices. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of our exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

 The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them.  While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist worldwide for the sale of gold and other mineral products.  Therefore, we will likely be able to sell any gold or mineral products that we identify and produce.

We compete with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect our ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Our title to our resource properties may be challenged by third parties or the licenses that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We have investigated the status of our title to the five mining licenses granting us the right to explore the Togoot (License 3136X), Shivee Tolgoi (License 3148X), Javhlant (License No. 3150X), Manlai (License No. 3045X) and Khatsavch (License 6500X) mineral resource properties and we are satisfied that the title to these five licenses is properly registered in the name of our Mongolian subsidiary, EntrÉe LLC and that these licenses are currently in good standing.

We cannot guarantee that the rights to explore our properties will not be revoked or altered to our detriment.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.  Should such a challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of our mining license register. We are not aware of challenges to the location or area of any of the mining concessions and mining claims.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future. Further, all of our licenses are exploration licenses, which are issued initially for a three-year term with a right of renewal for two more years, and a further right of renewal for two years, making a total of seven years.  If we fail to pay the appropriate annual fees or if we fail to timely apply for renewal, then these licenses may expire or be forfeit.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since 1995, we have not yet located any mineral reserve.  As a result, we have never had any revenues from our operations.  In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine.  We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully.  We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties.  During the twelve months ending December 31, 2006, we expect to spend approximately $6,015,000 on the maintenance and exploration of our mineral properties and the operation of our company.  We therefore expect to continue to incur significant losses into the foreseeable future.  We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations.  At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development.  We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition.  There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since our incorporation and we anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and we build and operate a mine. As at December 31, 2005, we had working capital of approximately $21,665,059.  We estimate our average monthly operating expenses to be approximately $567,000 each month, including exploration, general and administrative expense and investor relations expenses.  As a result, we believe that we will not have to raise any additional funds to meet our currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if we do not begin generating revenues from operations sufficient to pay our operating expenses when we have expended them, we will be forced to raise necessary funds from outside sources.  As we cannot assure a lender that we will be able to successfully explore and develop our mineral properties, we will probably find it difficult to raise debt financing.  We have traditionally raised our operating capital from sales of equity, but there can be no assurance that we will continue to be able to do so.  If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities.  If any of these actions were to occur, there is a substantial risk that our business would fail.

Our by-laws and employment agreements between our company and some of our officers and directors indemnify our officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

Our by-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors, as do employment agreements between our company and some of our officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options or if we issue additional shares to finance our operations.

We have not ever generated revenue from operations.  We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties.  We may also in the future grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons.  Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture Exchange, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

If we issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.  As at March 15, 2006, we also had outstanding common share purchase warrants and options exercisable into 15,660,412 common shares which, if exercised, would represent approximately 18% of our issued and outstanding shares.  If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of our shares.

 Earnings and Dividend Record.

We have no earnings or dividend record. We have not paid dividends on our common shares since incorporation and do not anticipate doing so in the foreseeable future.  We do not generate any cash flow from operations and could not expect to do so in the foreseeable future.

Conflicts of Interest.

Certain of our officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any of our projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not we will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Dependence on Key Management Employees.

The nature of our business, our ability to continue our exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on our ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel.  Our development now and in the future will depend on the efforts of key management figures, such as Gregory Crowe and Robert Cann.  The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

Climatic Conditions.

Mongolia's weather normally varies to the extremes, from temperature highs in the summer of 40° Celsius to lows of minus 40° Celsius in the winter. Such adverse conditions often preclude normal work patterns and can severely limit mining operations, usually making work impossible from November through to March. Although good project planning can ameliorate these factors, unseasonable weather can upset programs with resultant additional costs and delays.

Limited Ability to Hedge or Engage in Forward Sales.

While Mongolian law allows a company, by various applications and processes, to export and sell our own gold production, in practice, this is a difficult matter, with the result that we will have limited ability to engage in forward sales of, or to hedge, any future gold production.

Fluctuations in Currency Exchange Rates.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact our financial position and results. We face risks associated with fluctuations in Canadian, U.S. and Mongolian currencies.

Risk Associated With Our Common Stock

Because we do not intend to pay any dividends on our common shares, investors seeking dividend income or liquidity should not purchase our shares.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future.  It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase our common stock. We currently have no revenues and a history of losses, so there can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors, who currently do not intend to pay any dividends on our common shares for the foreseeable future.

We believe we were a passive foreign investment company during 2005, which may have a material affect on U.S. holders.

We believe we were a "passive foreign investment company" ("PFIC") during the year ended December 31, 2005, which may have a material affect on U.S. Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election").

Mineral Properties

Our wholly-owned Mongolian subsidiary, EntrÉe LLC, is the registered owner of five mineral exploration licenses (Javhlant, Shivee Tolgoi and Togoot comprising the Lookout Hill property, and the Manlai and Khatsavch properties) permitting mineral exploration on five parcels of land located in Mongolia.  Three of these parcels, Javhlant, Shivee Tolgoi and Togoot, are contiguous.

Each of our exploration licenses was granted by the Mineral Resources and Petroleum Authority of Mongolia for an initial term of three years, subject to a right to renew for two successive 2-year renewals (for a cumulative total of seven years).  Mongolian mining licenses are maintained in good standing by payment to the Mineral Resources Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the up to seven year tenure.  A property can be reduced in size selectively on application to the Cadastre office of the Mineral Resources and Petroleum Authority of Mongolia (the Cadastre is the central registry for land in Mongolia).  A Mongolian exploration license can be converted at any time into a mining license upon application and approval by the geological commission of the local government entity of the property reserve.  A mining license may be granted for up to 60 years.  Conversion of a Mongolian license to explore for minerals to a license to mine or develop a property in order to exploit mine for minerals is commenced by filing an application, together with an outline of the applicant's plans, and there is no requirement that the applicant show that it has defined a mineral resource or reserve.  Conversion of an exploration license to a mining license will result in an increase in the yearly fees that we are required to pay to the Mongolian government.  During the first three years after issuance of a mining license, we will be required to pay to the Mongolian government a license fee of $5.00 per hectare per year.  For years four and five, the cost of the mining license increases to $7.50 per hectare per year, and years six through sixty the cost increases to $10 per hectare per year.

Two of the three licenses that comprise the Lookout Hill Property were issued April 3, 2001 and were renewed for the second of their two year renewals in March, 2006. The third Lookout Hill license was issued March 30, 2001 and was renewed for the second of its two-year renewals in March, 2006. The Manlai license was issued March 9, 2001 and renewed for the second of its two-year renewals in March, 2006. The Khatsavch license was issued to the original owner on October 31, 2003 and transferred to the Company in August, 2004.

The Company's exploration licenses begin to expire in March 2008 through to October 2010.  The total estimated annual fees in order to maintain these licenses in good standing is approximately $240,000.

The following table is a quick summary of our mineral licenses and their renewal status:

Name of Property	License Number	Date Granted	Date Renewed	Expiration Date[1]
Javhlant	3150X	April 3, 2001	March 14, 2006	April 3, 2008
Shivee Tolgoi	3148X	April 3, 2001	March 14, 2006	April 3, 2008
Togoot	3136X	March 30, 2001	March 14, 2006	March 30, 2008
Manlai	3045X	March 9, 2001	March 14, 2006	March 9, 2008
Khatsavch	6500X	October 31, 2003	Not applicable[2]	October 31, 2010

1   The expiration date assumes that the license will be renewed for both of the available two year extensions and that our company will pay to the Resource Authority of Mongolia all annual fees required to preserve them in good standing.

2   The initial three year period of this license will not expire until October 31, 2006.

EntrÉe-Ivanhoe Project Property

In October, 2004, the Company granted to Ivanhoe the right to earn, over an eight year period, a participating interest in a certain portion of its EntrÉe-Ivanhoe Project Property.  The eastern portion included all of the Javhlant license, and the eastern half of the Shivee Tolgoi license. Under the agreement, Ivanhoe must spend a minimum of $3,000,000 in order to earn EntrÉe-Ivanhoe surface rights in the Project

Property and a minimum of $20,000,000 in order to earn any mineral rights interest in the Project Property and may acquire up to an 80% interest in mineralization below a depth of 560 metres and a 70% interest in mineralization above a depth of 560 metres by spending $35,000,000.  Thereafter, the Company has the right to require Ivanhoe to fund its share of subsequent project costs through to production, to be recovered from production cash flow.  The agreement with Ivanhoe also provided for Ivanhoe to subscribe for 4,600,000 units of the Company at a price of C$1.00 per unit (completed in November 2004).

For further information on the project description and location please see page 4-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

For information on the accessibility, climate, local resources, infrastructure and physiography please see page 5-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

History

For information on the history please see page 6-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Geological Setting

For information on the geological settings please see page 7-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Mineralization

For information on mineralization please see page 9-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Exploration

For information on exploration please see page 10-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Drilling

For information on drilling please see page 11-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Sampling and Analysis

For information on sampling and analysis please see page 12-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Security of Samples

For information on security of samples please see page 13-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Mineral Resource and Mineral Reserve Estimates

For information on mineral resource and mineral resource estimates please see page 17-1 of the AMEC Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Mining Operations

The EntrÉe-Ivanhoe Project Property has no mining operations.

The Lookout Hill Property

The Lookout Hill Property is our 100%-owned principal property, though it is without a known body of commercial ore or any improvements of any kind.

Property Description and Location

The Lookout Hill Property is located in Bayan-Ovoo and Khanbogd Soums (a Soum is the local equivalent of a township or district), in the southern Gobi desert region in Omnogovi (also spelled "Umnugobi") Aimag (an 'Aimag' is the local equivalent of a state or province), about 80 kilometres north of Mongolia's border with China.  It consists of two contiguous mineral exploration licenses: Togoot (License No. 3136X), comprised of 104,484 hectares, and the western half of the Shivee Tolgoi (License No. 3148X), comprised of 54,760 hectares (100%). The parcels of land subject to these licenses have not been legally surveyed; they were granted on the basis of 'map staking' and the acreage is estimated.

The Lookout Hill Property is named for a small hill located at latitude N 43° 06' 04.7" and longitude E 106° 46' 42.8".  This location is approximately 540 kilometres due south of the capital city of Ulaanbaatar.  Principal access for equipment and supplies is by road from Ulaanbaatar.  The distance by road is approximately 640 kilometres, and the travel time for this distance by four-wheel drive vehicle is about 12 hours.  The highway leaving Ulaanbaatar is paved for the first 26 kilometres then it turns into a series of unimproved rough dirt roads that can be followed southward through grassy steppe lands to approximately 240 kilometres south of Ulaanbaatar.  At this point, near the community of Mandalgovi in the drier, rocky desert terrain, the roads become a series of well established to nebulous dirt tracks.  Alternate access for personnel is via regularly scheduled air service from Ulaanbaatar to Dalanzadgad (daily during the summer and bi-weekly during the winter) and then via dirt roads to the property (approximately a 4 hour drive).  Small charter aircraft can land at improved dirt airstrips located at Oyu Tolgoi (approximately 15 kilometres southeast of our camp) and at Manlai, approximately 120 kilometres north of our camp by road.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

For information on the accessibility, climate, local resources, infrastructure and physiography please see page 13 of the Panteleyev Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

History

For information on the history please see page 14 of the Panteleyev Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Geological Setting

For information on the geological settings please see page 15 of the Panteleyev Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

29

Mineralization

For information on mineralization please see page 23 of the Panteleyev Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Exploration

For information on exploration please see page 27 of the Panteleyev Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Drilling

For information on drilling please see page 32 of the Panteleyev Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Sampling and Analysis

For information on sampling and analysis please see page 40 of the Panteleyev Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Security of Samples

For information on security of samples please see page 40 of the Panteleyev Technical Report filed on SEDAR at www.sedar.com and specifically incorporated by reference into, and form an integral part of, this AIF.

Mineral Resource and Mineral Reserve Estimates

The Lookout Hill property has no mineral resource or mineral reserve estimates.

Mining Operations

The Lookout Hill property has no mining operations.

Manlai Property, Kharmagtai Area

Project Description and Location

The property comprises one exploration concession totalling 6,924 hectares and granted on March 9, 2001. The concession is located in southern Mongolia approximately 40 kilometres due west of the Manlai village and 420 kilometres due south of the capital city of Ulaanbaatar within Manlai and Tsogt Tsetsii Soums.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Manlai property is accessible by mainly unimproved dirt roads from Ulaanbaatar with final access to the property is via dirt roads that branch off the Dalanzadgad-Manlai main access route.  The roads are generally in very poor condition and require the use of 4 wheel drive vehicles. Closest scheduled air access is via Oyu Tolgoi (120 kilometres south) or via Dalanzadgad, 160 kilometres to the southwest.

Topography in the area varies from being quite hilly and rugged at the Eastern Zone to rolling sandy plains at the Western Zone.  The hills of the Eastern Zone are cut by relatively deeply incised linear drainages/canyons having steep walls (fault controlled?).  Drainages in the Western Zone are almost non-

existent being choked by drifting sand. Relief on the property varies up to 145 metres with the mean elevation being approximately 1,325 metres.

Basic supplies such fuel, minor groceries and unskilled labourers are available from the village of Manlai. There is no industrial power available in the area.  Water, such as required for camp or drilling use, is available from numerous local shallow wells.

History

Significant exploration was conducted during the period 1979-1981 by a Russian expedition. Work consisted of geological mapping, geophysics (IP), hand trenching (at least 17 trenches totally 4.14 kilometres) and diamond drilling (around 10 holes varying from 75 metres to 170 metres in depth).

Geological Setting

The project area is bisected by a major NE-trending fault that separates the volcanic and volcaniclastic sections (which includes "Manlai" hill) in the southeastern block from the argillite, phyllite, and large Cu-bearing granodiorite stock in the northwestern block.  The SE block appears to have been significantly down-dropped relative to the NW block and tilted northward between 30 and 40 degrees based on the dips noted along a major angular unconformity that is exposed over 4 km of strike length.  This unconformity is significant because it represents the eruptive surface (paleo-surface) for a bi-modal volcanic system (rhyolitic and basaltic-andesitic lavas and volcaniclastics) that is genetically related to the intrusive-dominated alteration and Cu-mineralization in the Eastern Target area.  The northward dip on the paleo-surface implies around 1000 m of denudation has occurred over the East Target area.

The igneous rocks mapped in the East Target area appear unrelated to the western granodiorite and can be divided into biotite-rich and hornblende-rich series.  Both series are coeval, which suggests magmas were derived from two different sources.  Intrusive/extrusive activity can also be divided into at least two periods based on the angular unconformity described above.  More detailed mapping and sampling is required before the Cu paragenesis can be clearly established in relation to the various igneous events.

Exploration

EntrÉe has completed two seasons (2004 and 2005) exploration at Manlai. Work consisted of geological mapping, hand trenching and rock sampling (890 samples), soil sampling (approximately 4,000 samples), approximately 420 line kilometres of magnetometer surveying and 153 line kilometres of time-domain gradient IP and resistivity, and approximately 30 line kilometres of deep-probing TITAN 24 surveys. Four drill holes were completed in late 2005 to test selected targets.

Mineralization

Three target areas are defined by coincident anomalous copper and molybdenum in soils, surface alteration and anomalous geophysical signatures. Copper-bearing minerals such as chalcopyrite and malachite are noted, with some of the quartz veining and along fracture surfaces in the altered rock units.

The first target area (formerly called Western Zone) was tested with one drill hole (EGU-05-001) to a vertical depth of 250 metres. The target was a faulted contact between quartz monzonite and hornfelsed argillite, with surface exposures of sheeted quartz-tourmaline +/- chalcopyrite veins. Three intercepts, hosting significant copper, were encountered. These included 22 metres of 0.33% copper at a downhole depth of 90 - 112 metres; 12 metres of 0.33% copper at 118 - 130 metres; and 3 metres of 0.35% copper at 195 - 198 metres.

The second target was located 1 - 2 kilometres SSE of the first and is characterized by a strong, 1,500 metres by 300 metres, IP anomaly elongated along a northeast-southwest axis, coincident copper and molybdenum soil anomalies, and surface alteration and quartz veining. Two drill holes (EGU-05-002 and

EGU-05-004) tested the IP feature. Neither intersected significant copper mineralization, however, EGU-05-004 intersected evidence of boiling below 600 metres, suggesting a telescoped epithermal system within a porphyry system. Several zones containing lead and zinc with elevated gold values occur between 500 and 750 metres. These included 21.12 metres (611.88 - 633 metres) of 0.31% lead and 0.5% zinc with 0.26 g/t gold, and 12 metres (687 - 699 metres) of 0.11% lead and 0.2% zinc (inside a wider 29.35 metre interval of 0.39 g/t gold).

The third target (formerly called Eastern Zone) is approximately two kilometres southeast of the second target and is characterized by coincident geophysical and geochemical anomalies. Hole EGU-05-003 was drilled in the northwest margin of this target, but no significant copper mineralization was encountered.

Drilling

Four diamond drill holes totalling 2,539 metres were completed in 2005.

Sampling and Analysis

Drill core was cut on site using a diamond saw and one-half the core (1 to 2 metre samples) sent to SGS Mongolia in Ulaanbaatar for Au, Ag, Cu, Pb, Zn, Mo geochemical analysis. Standards, blanks and duplicates were inserted on a regular basis to monitor analytical quality.

Security of Samples

Core is stored and sampled in a fenced area segregated from the main camp and with restricted access.  Core samples are placed in plastic bags and then in sealed rice sacks for shipment to SGS in a locked box.  Chain of custody forms are used to track shipment and delivery.

Mineral Resource and Mineral Reserve Estimates

The Manlai property has no mineral resource or reserve estimates.

Mining Operations

The Manlai property has no mining operations.

Khatsavch Property, Khanbogd, Omnogovi

The Khatsavch (also spelled "Kavtsavch" and "Khavtsavch") property (Licence #6500X) covers an area of 632 hectares located approximately 45 kilometres to the south-southwest of Lookout Hill and approximately 580 kilometres south of the capital city of Ulaanbaatar.  The property was acquired on April 20, 2004.  We anticipate little if any exploration to be done on this property during the next twelve months.

DIVIDENDS

We have not declared any dividends on our common stock since the inception of our company on July 19, 1995.  There is no restriction in our Bylaws that will limit our ability to pay dividends on our common stock.  However, we do not anticipate declaring and paying dividends to our shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value, of which 70,478,926 are issued and outstanding at March 21, 2006. Each common share is entitled to one vote. All common shares of the Company, both issued and unissued, rank equally as to dividends, voting power and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the British Columbia Business Corporations Act.

MARKET FOR SECURITIES

Our common shares are traded on the TSX Venture Exchange.  Our symbol is "ETG" and our CUSIP number is 29383-100.  Our common shares are also traded on the American Stock Exchange under the symbol EGI and on the Frankfurt Stock Exchange under the symbol EKA.

Trading history

The following quotations reflect the high, low and closing bids, volume and number of trades on the TSX Venture Exchange for the Applicant's common shares for each of the past 12 months, starting with the most recent month:

Name of Market:  TSX Venture Exchange (CDN$)

Month	High	Low	Close	Volume	Number of trades
To March 15, 2006	$2.34	$1.95	$2.00	3,195,010	1,008
February 2006	$2.44	$2.09	$2.32	5,566,808	2,171
January 2006	$2.30	$1.68	$2.30	3,559,152	1,505
December 2005	$1.82	$1.62	$1.73	3,604,671	957
November 2005	$1.90	$1.61	$1.75	5,532,577	1,385
October 2005	$2.04	$1.70	$1.72	3,801,413	1,418
September 2005	$1.95	$1.76	$1.90	2,943,650	1.219
August 2005	$2.21	$1.66	$1.80	3,078,465	1,375
July 2005	$2.53	$1.81	$1.96	5,156,264	2,010
June 2005	$2.52	$1.41	$2.46	16,219,604	4,838
May 2005	$1.64	$1.00	$1.42	11,080,283	2,454
April 2005	$1.30	$0.86	$1.02	5,163,150	1,089
March 2005	$1.38	$0.92	$0.99	3,697,219	1,051

The price of the Company's common shares as reported by the TSX Venture at the close of the business on December 31, 2005 was C$1.73 per share and on March 21, 2006 was C$2.05 per share.

Our common shares are issued in registered form.  Pacific Corporate Trust Company is the registrar and transfer agent for our common shares.  Their address is 3rd Floor, 510 Burrard Street, Vancouver, BC Telephone:  (604) 689-9853, Facsimile: (604) 689-8144.

On March 14, 2006 the shareholders' list for our common shares showed 15 registered shareholders and 70,478,926 common shares outstanding.

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2005 (See Note 5 to the audited consolidated financial statements for the year ended December 31, 2005).

DIRECTORS AND OFFICERS

The Applicant's current Board of Directors consists of five directors.  The following is a brief account of the education and business experience of each director and executive officer during the last five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he was employed or with which he is/was involved as an officer, director or beneficial owner of securities with more than a 10% voting position.

Gregory G. Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Applicant since July 3, 2002 and has been Chief Executive Officer of the Applicant since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.  Mr. Crowe is currently a director of Acrex Ventures Ltd., Centrasia Mining Corp., American Goldfields Ltd., and Altima Resources Ltd.

Mr. Crowe is a professional geologist with more than 20 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Applicant, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Alberta Professional Engineers, Geologists and Geophysicists Association, and the Prospectors and Developers Association of Canada.

Mark H. Bailey, Director

Mr. Bailey has been a director of the Applicant since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 27 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. ("Minefinders"), a precious metals exploration and development company whose shares are listed for trading on the Toronto Stock Exchange and the American Stock Exchange.  Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets.

Lindsay Richard Bottomer, Vice-President, Corporate Development and Director

Mr. Bottomer has been a director of the Applicant on June 28, 2002 and hired as Vice-President, Corporate Development on October 16, 2005.

Mr. Bottomer is a professional geologist with more than 33 years experience in global mineral exploration and development with major and junior mining companies, the last 16 years based in Vancouver, BC.  Currently, he is Vice-President, Corporate Development with EntrÉe Gold Inc.  He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada. Mr. Bottomer has also served as Vice-President Exploration with IMA Exploration

Inc., Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Australasian Institute of Mining and Metallurgy. He is also past President of the British Columbia and Yukon Chamber of Mines and currently an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

James L. Harris, Chairman and Director

Mr. Harris has been a director of the Applicant since January 29, 2003 and was appointed Chairman on March 15, 2006.

Mr. Harris is a corporate, securities and business lawyer with over 20 years' experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Clients have included public companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, the OTC Bulletin Board and NASDAQ.  Involved in a number of professional and community activities, Mr. Harris has been an instructor at the Professional Legal Training Course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the Vancouver Stock Exchange.  Apart from his legal education, Mr. Harris has also completed a graduate course in business at the London School of Economics.

Peter G. Meredith, Director

Mr. Meredith has been a director of the Applicant since November 24, 2004.  He was nominated by Ivanhoe Mines Ltd. as its representative on the Applicant's Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Applicant and Ivanhoe Mines Ltd.

Mr. Meredith currently serves as Chief Financial Officer of Ivanhoe Capital Corporation and Chief Financial Officer of Ivanhoe Mines Ltd., as well as a director of Ivanhoe Mines Ltd., Asia Gold Corp., Jinshan Gold Mines Inc., Olympus Pacific Minerals Inc., and Great Canadian Gaming Corporation.  Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world.  Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance.  He is a member of the Canadian Institute of Chartered Accountants.

Hamish Malkin, Chief Financial Officer and Secretary

Mr. Malkin has been Chief Financial Officer of the Applicant since July 16, 2003 and Corporate Secretary since August 7, 2003.

Mr. Malkin has been self-employed since April 2003, providing Chief Financial Officer services on a contract basis.  Prior to being self-employed, Mr. Malkin was the Chief Financial Officer of Trivalence Mining Corporation from January 1997 to March 2003.  Mr. Malkin is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.  Prior to 1997, Mr. Malkin held senior financial positions in the entertainment and commercial real estate industries.

Robert M. Cann, Vice-President, Exploration

Mr. Cann has been the Applicant's Exploration Manager since July, 2002 and was appointed to the position of Vice-President, Exploration on August 11, 2005.

Mr. Cann has been in charge of the startup and management of all of the Applicant's support operations and exploration projects in Mongolia since July, 2002.  He has extensive experience in project management, geological consulting and office management.  Prior to joining the Applicant, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000.  From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Geological Association of Canada, the Association of Professional Engineers and Geoscientists (BC) - P. Geo., the Canadian Institute of Mining and Metallurgy (CIMM) and the Canadian Information Processing Society.

The table below sets out further particulars (stated as of December 31, 2005) required to be disclosed in this item:

Name and municipality of residence	No. of common shares beneficially owned, directly or indirectly, or controlled.	No. of securities held on a fully-diluted basis(1)
Gregory Crowe Bowen Island, British Columbia, Canada	1,085,000	Shares: 1,085,000 Warrants: 0 Stock options: 1,225,000 Total: 2,310,000
Mark H. Bailey Bellingham, Washington, U.S.A.	347,500	Shares: 347,500 Warrants: 0 Stock options: 850,000 Total: 1,197,500
Lindsay Richard Bottomer North Vancouver, British Columbia, Canada	255,000	Shares: 255,000 Warrants: 0 Stock options: 800,000 Total: 1,055,000
James L. Harris West Vancouver, British Columbia, Canada	544,800	Shares: 544,800 Warrants: 0 Stock options: 850,000 Total: 1,394,800
Peter Meredith Vancouver, British Columbia, Canada	75,000	Shares: 75,000 Warrants: 0 Stock options: 325,000 Total: 400,000
Hamish Malkin Bowen Island, British Columbia, Canada	Nil	Shares: 0 Warrants 0 Stock options 325,000 Total: 325,000
Robert M. Cann Nanaimo, British Columbia Canada	40,000	Shares: 40,000 Warrants: 0 Stock options: 450,000 Total: 490,000

27

(1)

As at December 31, 2005.

(2)

Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding securities.

Committees of the Board of Directors

The committees of the Board are the Audit Committee, the Compensation Committee, the Nominating Committee and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members.  The members of the Audit Committee are Mark Bailey, James L. Harris and Peter G. Meredith (chairman).

The mandate of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company's financial statements, monitoring the independence and performance of the Company's external auditors and acting as a liaison between the board and the Company's auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and news releases with respect to the Company's financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company's external auditors in order to discuss audit and related matters whenever appropriate.

Compensation Committee

The Compensation Committee is comprised of three members of the Board: Mark Bailey (chairman), James Harris and Peter G. Meredith.

The primary objective of the Compensation Committee is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflecting the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company's Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Nominating Committee

The Nominating Committee is appointed by the Board of Directors to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Nominating Committee are Mark Bailey, James L. Harris (chairman) and Peter G. Meredith.

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist.  Neither Mr. Crowe, the President and Chief Executive of the Applicant, nor Mr. Bottomer, the Vice-President, Corporate Development of the Applicant, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Applicant's mining properties, programs, budgets, and other related activities and the administration thereof.

PROMOTERS

Not applicable

LEGAL PROCEEDINGS

Not applicable

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable

TRANSFER AGENTS AND REGISTRARS

Pacific Corporate Trust Company is both the transfer agent and registrar for the Applicant.  Pacific Corporate Trust Company's Toronto branch, Pacific Corporate Services Ltd., has been appointed as the Co-Transfer Agent and Registrar.

MATERIAL CONTRACTS

1.

Equity Participation Agreement dated 17th June, 2005, between EntrÉe Gold Inc. and Kennecott Canada Exploration Inc. ("Kennecott")

Pursuant to this agreement, Kennecott acquired 6,306,921 units of EntrÉe at a price of $2.20 per unit.  Each unit comprises one common share, one share purchase warrant A ("A Warrant') and one share purchase warrant B ("B Warrant").  Two A Warrants entitles Kennecott to acquire an additional share for two years at a price of $2.75.  Two B Warrants entitles Kennecott to acquire an additional share for two years at a price of $3.00.

The agreement includes provisions pursuant to which Kennecott will be entitled to maintain its proportional equity interest in future financings by EntrÉe and will vote its shares in support of certain matters at meetings of EntrÉe's shareholders.

In addition, EntrÉe agreed to give Kennecott or its affiliates a right of first refusal on its 100% owned Manlai property in southern Mongolia.

2.

Amendment, dated the 9th day of November, 2004, to the Equity Participation and Earn-in Agreement, between Ivanhoe Mines Ltd. and EntrÉe Gold Inc.

This agreement provides a form of joint-venture agreement to be entered into by Ivanhoe and EntrÉe pursuant to the Equity Participation and Earn-in Agreement dated 15th October, 2004 between Ivanhoe and EntrÉe.

3.

Equity Participation and Earn-in Agreement dated October 15, 2004, between Ivanhoe Mines Ltd. And EntrÉe Gold Inc.

Under this agreement, the Applicant granted Ivanhoe the right to earn an interest in approximately 25% (40,000 hectares) of its Lookout Hill Property, Mongolia (the "Project Property").  Under the agreement, Ivanhoe must spend a minimum of $20 million within five years in order to earn a 51% interest in the Project Property.  Thereafter, Ivanhoe can increase its interest to 60% by spending $7,500,000 within the following 1.5 years, and to 70% in mineralization above a depth of 560 metres, and 80% in mineralization below that depth, by spending a final $7,500,000 million by the end of eight years.  Thereafter, the Applicant has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Ivanhoe also agreed to subscribe to a C$4,600,000 million equity private placement by the Applicant, comprising 4.6 million units at a price of C$1.00 per unit, each unit consisting of one common share of the Applicant and the right to purchase one additional common share, exercisable for two years at a price of $1.10.

Under the agreement, Ivanhoe was granted a first right of refusal in the remaining 75% of the Applicant's Lookout Hill Property.

Other terms of the agreement include a binding obligation on Ivanhoe to spend an initial $3 million on the immediate exploration of agreed targets, and minimum expenditure requirements of $5,000,000 in each of the first three years.  Should Ivanhoe not elect to earn an additional interest after it earns its minimum of 51%, the Applicant may purchase the controlling 2% interest for $400,000 in cash or exploration expenditures, thus becoming the operator of the project.  The agreement also provides Ivanhoe with the use of surface rights for the construction of development and mining facilities, subject to the condemnation of the underlying areas by drilling.

While Ivanhoe is still earning an interest in the Project Property, it will have the right to participate in future financings by the Applicant, so as to maintain its proportional equity interest in the Applicant.  Ivanhoe will have the right to nominate a director for appointment to the Applicant's Board.

INTEREST OF EXPERTS

EntrÉe's auditor is Davidson & Company, Chartered Accountants, in Vancouver, BC. The Corporation's audited consolidated financial statements as at and for the years ended December 31, 2005 and 2004 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting.

AMEC, through its employee Steve Blower, P.Geo., has prepared the Copper Flats Deposit Technical Report that forms the basis of the scientific and technical disclosure regarding the EntrÉe-Ivanhoe Project Property, a copy of which is available on SEDAR at www.sedar.com. To the knowledge of the Company, AMEC and the principals of AMEC, including Stephen Blower, as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

XDM Geological Consultants Inc. through its employee Andre Panteleyev, Ph.D., P.Eng. has prepared the Shivee Tolgoi (Lookout Hill) Property Technical Report that forms the basis of the scientific and technical disclosure regarding the Lookout Hill Property, a copy of which is available on SEDAR at www.sedar.com. To the knowledge of the Company, XDM Geological Consultants Inc and its principals, as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase the Corporation's Common Shares and interests of insiders in material transactions is contained in the management information circular for the annual general meeting of the Corporation to be held on May 18, 2006, which will be made available on SEDAR concurrent with the delivery of the document to the Corporation's shareholders. Additional financial information is contained in the Corporation's comparative financial statements and MD&A as at and for the years ended December 31, 2005 and 2004. Copies of the information circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, BC V6E 3Z3.

Additional information relating to EntrÉe Gold Inc. may be found on SEDAR at www.sedar.com.

2.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF ENTRÉE GOLD INC.

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

DECEMBER 31, 2005

DAVIDSON & COMPANY LLP

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

EntrÉe Gold Inc.

We have audited the accompanying consolidated balance sheets of EntrÉe Gold Inc. as at December 31, 2005 and 2004 and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended and the cumulative period from inception (July 19, 1995) to December 31, 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended and the cumulative period from inception (July 19, 1995) to December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

/s/ "Davidson and Company"

Davidson and Company

Vancouver, Canada	Chartered Accountants

March 3, 2006

. A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE  SHEETS

(Expressed in United States dollars)

	December 31,	December 31,
	2005	2004
ASSETS
Current
Cash and cash equivalents	$21,687,487	$6,060,371
Receivables	310,888	100,410
Prepaid expenses	169,133	62,514
Total current assets	22,167,508	6,223,295
Equipment (Note 3)	742,560	139,120
Total assets	$22,910,068	$6,362,415

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$502,449	$198,763
Commitments (Note 11)
Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 5)	45,423,077	20,692,906
69,638,926 (December 31, 2004 - 50,868,066) issued and outstanding
Additional paid-in capital	9,003,859	4,898,250
Accumulated other comprehensive income:
Foreign currency cumulative translation adjustment	1,280,436	180,482
Accumulated deficit during the exploration stage	(33,299,753)	(19,607,986)
Total stockholders' equity	22,407,619	6,163,652
Total liabilities and stockholders' equity	$22,910,068	$6,362,415

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in United States dollars)

			Cumulative
			Period from
			Inception
			(July 19,
	Year Ended	Year Ended	1995) to
	December 31,	December 31,	December 31,
	2005	2004	2005
EXPENSES
Audit and accounting	$65,117	$60,974	$171,600
Consulting fees (Note 5)	1,158,316	160,386	1,412,558
Depreciation	126,375	24,090	160,910
Escrow shares compensation (recovery) (Notes 5 and 6)	(435,583)	507,440	1,790,959
Foreign exchange (gain) loss	(1,597)	3,421	16,913
Legal (Note 5)	396,517	286,276	1,071,867
Loss on settlement of debt	-	-	5,252
Management fees (Notes 5 and 6)	1,896,604	581,992	2,815,549
Mineral property interests (Note 4 and 5)	8,333,650	2,700,265	22,016,507
Office and administration (Note 5)	1,563,688	593,760	2,342,911
Regulatory and transfer agent fees	84,937	30,027	169,539
Shareholder communications and
investor relations (Note 5)	610,895	565,489	1,426,953
Travel	206,793	112,036	360,623
Loss from operations	(14,005,712)	(5,626,156)	(33,762,141)
Interest income	313,945	98,042	462,388
Net loss	$(13,691,767)	$(5,528,114)	$(33,299,753)
Comprehensive loss:
Net loss	$(13,691,767)	$(5,528,114)	$(33,299,753)
Foreign currency translation adjustment	1,099,954	132,501	1,280,436
Comprehensive loss	$(12,591,813)	$(5,395,613)	$(32,019,317)
Basic and diluted loss per share	$(0.23)	$(0.13)
Weighted average number of shares outstanding	60,281,810	43,251,687

 The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Expressed in United States dollars)

					Accumulated
				Accumulated	Deficit
				Other	During the	Total
	Number of	Common	Additional	Comprehensive	Exploration	Stockholders'
	Shares	Stock	Paid-in Capital	Income	Stage	Equity
Balance, July 19, 1995 (date of inception)	-	$-	$-	$-	$-	$-
Shares issued:
Private placements	4,200,000	60,852	-	-	-	60,852
Acquisition of mineral property interests	3,200,000	147,520	-	-	-	147,520
Foreign currency translation adjustment	-	-	-	(756)	-	(756)
Net loss	-	-	-	-	(175,714)	(175,714)
Balance, April 30, 1996	7,400,000	208,372	-	(756)	(175,714)	31,902
Shares issued:
Private placements	3,880,000	274,718	-	-	-	274,718
Foreign currency translation adjustment	-	-	-	(8,568)	-	(8,568)
Net loss	-	-	-	-	(56,250)	(56,250)
Balance, April 30, 1997	11,280,000	483,090	-	(9,324)	(231,964)	241,802
Foreign currency translation adjustment	-	-	-	(5,216)	-	(5,216)
Net loss	-	-	-	-	(33,381)	(33,381)
Balance, April 30, 1998	11,280,000	483,090	-	(14,540)	(265,345)	203,205
Foreign currency translation adjustment	-	-	-	(3,425)	-	(3,425)
Net loss	-	-	-		(40,341)	(40,341)
Balance, April 30, 1999	11,280,000	483,090	-	(17,965)	(305,686)	159,439
Escrow shares compensation	-	-	41,593	-	-	41,593
Exercise of stock options	1,128,000	113,922	-	-	-	113,922
Foreign currency translation adjustment	-	-	-	(896)	-	(896)
Net loss	-	-	-	-	(154,218)	(154,218)
Balance, April 30, 2000	12,408,000	597,012	41,593	(18,861)	(459,904)	159,840
Foreign currency translation adjustment	-	-	-	(5,627)	-	(5,627)
Net loss	-	-	-	-	(18,399)	(18,399)
Balance, April 30, 2001	12,408,000	597,012	41,593	(24,488)	(478,303)	135,814
Foreign currency translation adjustment	-	-	-	(2,561)	-	(2,561)
Net loss	-	-	-	-	(22,490)	(22,490)
Balance, April 30, 2002	12,408,000	$597,012	$41,593	$(27,049)	$(500,793)	$110,763

- continued -

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Expressed in United States dollars)

					Accumulated
				Accumulated	Deficit
				Other	During the	Total
	Number of	Common	Additional	Comprehensive	Exploration	Stockholders'
	Shares	Stock	Paid-in Capital	Income	Stage	Equity
- continued -
Balance, April 30, 2002	12,408,000	$597,012	$41,593	$(27,049)	$(500,793)	$110,763
Shares issued:
Private placements	7,500,000	1,351,055	-		-	1,351,055
Exercise of warrants	12,500	3,288	-	-	-	3,288
Agent's finder fee	310,000	39,178	-	-	-	39,178
Finder's fee for mineral property interests	100,000	35,827	-	-	-	35,827
Debt settlement	135,416	45,839	5,252	-	-	51,091
Agent's warrants	-	-	16,877	-	-	16,877
Escrow shares compensation	-	-	40,205	-	-	40,205
Stock-based compensation	-	-	16,660	-	-	16,660
Share issue costs	-	(211,207)	-	-	-	(211,207)
Foreign currency translation adjustment	-	-	-	73,080	-	73,080
Net loss	-	-	-	-	(1,073,320)	(1,073,320)
Balance, April 30, 2003	20,465,916	1,860,992	120,587	46,031	(1,574,113)	453,497
Shares issued:
Private placements and offerings	16,352,942	10,891,160	-	-	-	10,891,160
Exercise of warrants	3,730,372	1,316,664	(6,443)	-	-	1,310,221
Exercise of stock options	35,000	18,730	(4,026)	-	-	14,704
Agent's corporate finance fee	100,000	64,192	8,384	-	-	72,576
Acquisition of mineral property interests (Note 4)	5,000,000	3,806,000	-	-	-	3,806,000
Agent's warrants	-	-	370,741	-	-	370,741
Escrow shares compensation	-	-	1,949,878	-	-	1,949,878
Stock-based compensation	-	-	414,847	-	-	414,847
Share issue costs	-	(1,302,715)	-	-	-	(1,302,715)
Foreign currency translation adjustment	-	-	-	1,950	-	1,950
Net loss	-	-	-	-	(12,505,759)	(12,505,759)
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100

- continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Expressed in United States dollars)

					Accumulated
				Accumulated	Deficit
				Other	During the	Total
	Number of	Common	Additional	Comprehensive	Exploration	Stockholders'
	Shares	Stock	Paid-in Capital	Income	Stage	Equity
- continued -
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100
Shares issued:
Private placement	4,600,000	3,846,521	-	-	-	3,846,521
Exercise of warrants	533,836	186,208	(13,197)	-	-	173,011
Exercise of stock options	50,000	26,180	(8,238)	-	-	17,942
Warrants issued for cancellation	-	-	-	-	-	-
of price guarantee ( Note 4)	-	-	129,266	-	-	129,266
Escrow shares compensation	-	-	405,739	-	-	405,739
Share issue costs	-	(21,026)	-	-	-	(21,026)
Stock-based compensation	-	-	1,530,712	-	-	1,530,712
Foreign currency translation adjustment	-	-	-	132,501	-	132,501
Net loss	-	-	-	-	(5,528,114)	(5,528,114)
Balance, December 31, 2004	50,868,066	20,692,906	4,898,250	180,482	(19,607,986)	6,163,652
Shares issued:
Private placements	7,542,410	13,538,097	-	-	-	13,538,097
Exercise of warrants	10,456,450	10,475,291	-	-	-	10,475,291
Exercise of stock options	772,000	1,238,581	(532,908)	-	-	705,673
Escrow shares compensation	-	-	(435,583)	-	-	(435,583)
Share issue costs	-	(521,798)	-	-	-	(521,798)
Stock-based compensation	-	-	5,074,100	-	-	5,074,100
Foreign currency translation adjustment	-	-	-	1,099,954	-	1,099,954
Net loss	-	-	-	-	(13,691,767)	(13,691,767)
Balance, December 31, 2005	69,638,926	$45,423,077	$9,003,859	$1,280,436	$(33,299,753)	$22,407,619

 The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in United States dollars)

			Cumulative
			Period from
			Inception
			(July 19,
	Year Ended	Year Ended	1995) to
	December 31,	December 31,	December 31,
	2005	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(13,691,767)	$(5,528,114)	$(33,299,753)
Items not affecting cash:
Depreciation	126,375	24,090	160,910
Stock-based compensation	5,074,100	1,530,712	7,036,319
Escrow shares compensation (recovery)	(435,583)	405,739	2,001,832
Loss on settlement of debt	-	-	5,252
Warrants issued for cancellation of
price guarantee	-	129,266	129,266
Finder's fee paid in stock	-	-	35,827
Mineral property interests paid in stock	-	-	3,806,000
Changes in assets and liabilities:
Receivables	(199,593)	(21,208)	(300,003)
Prepaid expenses	(100,743)	(27,534)	(163,257)
Accounts payable and accrued liabilities	286,302	69,315	530,904
Net cash used in operating activities	(8,940,909)	(3,417,734)	(20,056,703)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	24,719,061	4,037,474	42,923,975
Share issue costs	(521,798)	(21,026)	(1,557,374)
Net cash provided by finacing activities	24,197,263	4,016,448	41,366,601
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(729,815)	(126,339)	(903,470)
Net cash used in investing activities	(729,815)	(126,339)	(903,470)
Effect of foreign currency translation on cash and
cash equivalents	1,100,577	132,501	1,281,059
Change in cash and cash equivalents
during the period	15,627,116	604,876	21,687,487
Cash and cash equivalents, beginning of period	6,060,371	5,455,495	-
Cash and cash equivalents, end of period	$21,687,487	$6,060,371	$21,687,487
Cash paid for interest during the period	$-	$-	$-
Cash paid for income taxes during the period	$-	$-	$-

                Supplemental disclosure with respect to cashflows (Note 10)

                The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and continued under the laws of the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company's principal business activity is the exploration of mineral property interests. Effective October 10, 2002, pursuant to a special resolution passed by the shareholders of the Company, the Company changed its name from EntrÉe Resources Inc. to EntrÉe Gold Inc. and consolidated its share capital on a 2:1 basis (Note 5). In December 2003, the Company changed its fiscal year end from April 30 to December 31. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

2.

SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America and include the accounts of the Company and its wholly-owned Mongolian subsidiary, EntrÉe LLC.  All significant inter-company transactions and balances have been eliminated upon consolidation.  These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP") except as described in Note 13.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.  To limit its credit risk exposure for amounts in excess of federally insured limits, the Company places its deposits with financial institutions of high credit standing.

Equipment

Equipment, consisting of office, computer, field equipment and buildings, is recorded at cost less accumulated depreciation.  Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Mineral property interests

Costs of acquisition, exploration, carrying and retaining unproven properties are expensed as incurred.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in accordance with Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations".  The initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes iindicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Escrow shares

Shares placed in escrow in connection with an initial public offering which are to be released upon achievement of certain performance criteria are considered to be contingently issueable and compensatory in nature.  Accordingly, the difference between the fair value of these shares, being the trading price of the Company's publicly traded common shares, at the time they are released from escrow and their original issue price is accounted for as compensation expense in the period of release.

As described in Note 5, certain of the Company's escrow shares were transferred to a Trustee for the benefit of future employees, officers and directors of the Company.  As these performance escrow shares are considered compensatory in nature, the Company records a compensation benefit at fair value, being the trading price of the Company's publicly traded common shares, when a portion or all of the these performance escrow shares are allocated to specific individuals and adjusts this compensation benefit to fair value at the end of each respective reporting period until the performance escrow shares are released from escrow.

Stock-based compensation

The Company accounts for stock-based employee compensation in accordance with Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" whereby the Company uses the fair value based method of accounting for stock-based employee compensation.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18").

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The functional currency of the Company and its wholly-owned subsidiary is the Canadian dollar.  Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates.  Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations.  Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United States dollar.  Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period.  Related exchange gains and losses are included in a separate component of stockholder's equity as accumulated other comprehensive income.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock.  Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.  At December 31, 2005, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 16,275,410 (December 31, 2004 - 22,340,170).

Shares that remain in escrow are excluded from the weighted average number of shares of common stock.  The number of shares held in escrow excluded from the weighted average number of shares of common stock was nil (December 31, 2004 - 3,510,900).

Recent accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ('SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i.

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share based  payment liabilities were measured at their intrinsic value.

ii.

Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity's share price.

iii.

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award's value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Recent accounting pronouncements (cont'd...)

The adoption of these new pronouncements are not expected to have a material effect on the Company's consolidated financial position or results of operations.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

3.

EQUIPMENT

	December 31, 2005			December 31, 2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Office equipment	$57,453	$10,836	$46,617	$17,803	$3,964	$13,839
Computer equipment	214,621	92,297	122,324	38,422	20,215	18,207
Field equipment	309,133	17,238	291,895	117,431	10,357	107,074
Buildings	322,264	40,540	281,724	-	-	-
	$903,471	$160,911	$742,560	$173,656	$34,536	$139,120

4.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing.

Each of our exploration licenses was granted by the Mineral Resources and Petroleum Authority of Mongolia for an initial term of three years, subject to a right to renew for two successive 2-year renewals (for a cumulative total of seven years). Mongolian exploration licenses are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the potential seven year tenure.

Two of the three licenses that comprise Lookout Hill were issued April 3, 2001 and were renewed for the second of their two year renewals in March, 2006. The third Lookout Hill license was issued March 30, 2001 and was renewed for the second of its two-year renewals in March, 2006. The Manlai license was issued March 9, 2001 and renewed for the second of its two-year renewals in March, 2006. The Khatsavch license was issued to the original owner on October 31, 2003 and transferred to the company in August, 2004.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

4.

MINERAL PROPERTY INTERESTS (cont'd...)

Under the terms of an option agreement completed in July, 2002, the Company had the right to acquire up to a 60% interest in three mineral concessions (collectively, the "Lookout Hill Property"), located in southern Mongolia, from Mongol Gazar Co., Ltd. ("Mongol Gazar"), the Mongolian owner. In November 2003, pursuant to an amended purchase agreement which replaced the previous option agreement and all obligations thereunder, the Company acquired from Mongol Gazar a 100% interest in the Lookout Hill Property.  As consideration, the Company paid $5,500,000, issued 5,000,000 common shares at a value of $3,806,000 and agreed to pay Mongol Gazar the amount, if any, by which the net proceeds from the sale of the 5,000,000 shares issued to Mongol Gazar in this transaction, is less than $5,000,000 (the "Minimum Price Guarantee"). For the above purchase price, the Company also acquired a 100% interest in a fourth mineral concession (the "Manlai" Property") located in southern Mongolia.

On April 20, 2004, subject to TSX Venture Exchange ("TSX-V") regulatory approval which was received on June 14, 2004, the Company agreed to issue non-transferable warrants to purchase up to 250,000 shares of the Company (issued) at a price of C$1.05 per share for two years to Mongol Gazar, in satisfaction of the Minimum Price Guarantee previously provided to Mongol Gazar.  The fair value of the warrants was estimated to be $129,266.  In addition, Mongol Gazar agreed to transfer to the Company's subsidiary, EntrÉe LLC, its 100% interest in an exploration licence located in Khanbogd, Omnogovi, Mongolia (the "Khatsavch" property).

In October, 2004, the Company granted to Ivanhoe Mines Ltd. ("Ivanhoe") the right to earn, over an eight year period, a participating interest in a certain portion of its Lookout Hill Property (the "Project Property").  Under the agreement, Ivanhoe must spend a minimum of $3 million in order to earn surface rights in the Project Property and a minimum of $20 million in order to earn any mineral rights interest in the Project Property and may acquire up to an 80% interest in mineralization below a depth of 560 metres and a 70% interest in mineralization above a depth of 560 metres by spending $35 million.  Thereafter, the Company has the right to require Ivanhoe to fund its share of subsequent project costs through to production, to be recovered from production cash flow.  The agreement with Ivanhoe also provided for Ivanhoe to subscribe for 4,600,000 units of the Company at a price of C$1.00 per unit (completed in November 2004).

The Company's exploration licenses begin to expire in March 2008 through to October 2010.  The total estimated annual fees in order to maintain these licenses in good standing is approximately $240,000.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

4.

MINERAL PROPERTY INTERESTS (cont'd...)

Mineral property interest costs incurred are summarized as follows:

			Cumulative
	Yearly Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2005
Lookout Hill:
Acquisition	$186,713	$273,126	$10,047,695
Assaying, testing and analysis	415,991	299,902	780,444
Camp and field supplies	1,317,017	534,972	2,199,184
Drilling	2,052,921	550,714	2,603,635
Geological and geophysical	2,452,632	812,166	3,903,254
Travel and accommodation	214,319	141,128	467,649
	6,639,593	2,612,008	20,001,861
Manlai:
Acquisition	7,057	5,284	12,341
Assaying, testing and analysis	84,166	36,595	119,761
Camp and field supplies	533,605	13,096	546,701
Drilling	416,037	-	416,037
Geological and geophysical	623,153	-	623,153
Travel and accommodation	30,022	3,073	34,095
	1,694,040	58,048	1,752,088
Khatsavch:
Acquisition	17	49	66
	17	49	66
Other
Geological and geophysical	-	30,160	262,492
	-	30,160	262,492
	$8,333,650	$2,700,265	$22,016,507

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK

In October 2002, the Company consolidated its issued share capital on a two old shares for one new share basis.  Authorized share capital remained unchanged.  All references to share and per share amounts in these consolidated financial statements have been adjusted accordingly.

In May 2004, the Company received shareholder approval to amend its Articles to increase the authorized share capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Share issuances

In July 1995, the Company completed a private placement consisting of 4,200,000 common shares issued at a price of C$0.02 per share for gross proceeds of $60,852.

In July 1995, the Company issued 3,200,000 shares at a value of $147,520 for the acquisition of a mineral property interest in Costa Rica.  This mineral property was abandoned in 2001.

In January 1997, the Company completed a private placement consisting of 1,680,000 common shares issued at a price of C$0.06 per share for gross proceeds of $77,553.

In April 1997, the Company completed a private placement consisting of 2,200,000 common shares issued at a price of C$0.12 per share for gross proceeds of $197,165.

In February 2000, the Company issued 1,128,000 common shares for cash proceeds of $113,922 on the exercise of stock options.

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year.  As part of this private placement, the Company issued 310,000 units as a finder's fee to the agent.  Each agent's unit consisted of one common share and one-half non-transferable share purchase warrant whereby each whole share purchase warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $112,338 were comprised of cash costs totalling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares and $604 was assigned to the warrants.

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year.  As part of this private placement, the Company issued 329,723 agent's warrants whereby each warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totalling $78,188 and the fair value of the agents warrants estimated at $16,273.

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder's fee towards the acquisition of mineral property interests (Note 4).

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK (cont'd...)

Share issuances (cont'd...)

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839 resulting in a loss on settlement of $5,252.  Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

In April 2003, the Company completed a non-brokered private placement consisting of 1,000,000 units issued at a price of C$0.40 per unit for proceeds of $275,560.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.50 per share for the first year and at C$0.60 per share for the second year.   The Company incurred costs of $4,408 with respect to this private placement.

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360.  Related share issue costs of $15,270 were charged as a reduction to the gross proceeds raised on the non-brokered private placement.

In October 2003, the Company completed a short-form offering and issued 2,352,942 units at a price of C$0.85 per unit for gross proceeds of $1,510,400.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.06 on or before October 22, 2005.  The agent for the offering was paid a cash commission of 8.5% of the gross proceeds received, or $128,384, in respect of units sold and received agent's warrants to acquire common shares equal to 10% of the number of units sold, or 235,294 warrants.  The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$0.95 per share on or before October 22, 2004. The agent was also issued 100,000 units as a corporate finance fee.  Each agent's unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the agent to purchase one additional common share at an exercise price of C$0.95 on or before October 22, 2004.  Related share issue costs of $296,296 were comprised of cash costs totalling $164,004 and the fair value of 100,000 agents units estimated at $72,576 and the fair value of 235,294 agent's warrants estimated at $59,716.  The fair value of the agent's units of $72,576 consisted of $64,192 assigned to the common shares and $8,384 assigned to the warrants.

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005.  The agent for the offering was paid a cash commission of 6.5% of the gross proceeds received in respect of units sold by the agent up to 11,500,000 units, or $566,381, and received 920,000 agent's warrants.  The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005.  Related share issue costs of $991,149 were comprised of cash costs totalling $680,124 and the fair value of the agents warrants estimated at $311,025.

In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 for the acquisition of a mineral property interest (Note 4).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK (cont'd...)

Share issuances (cont'd...)

During the eight month period ended December 31, 2003 the Company issued 3,730,372 common shares for cash proceeds of $1,310,221 on the exercise of warrants.  The warrants exercised had a corresponding fair value of $6,443 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options.  The fair value recorded when the options were granted of $4,026 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options.  The fair value recorded when the options were granted of $8,238 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006.  Pursuant to an agreement with the Company, the placee, being Ivanhoe, has a pre-emptive right to such percentage of any future offering of securities by the Company to enable them to preserve their pro-rata ownership interest in the Company after their acquisition of these 4,600,000 units.  Related share issue costs were comprised of cash costs totalling $21,026.

During the year ended December 31, 2004, the Company issued 533,836 common shares for cash proceeds of $173,011 on the exercise of warrants.  Certain of the warrants exercised had a corresponding fair value of $13,197 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (indirect wholly-owned subsidiary of Rio Tinto plc) has the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. Related share issue costs were comprised of cash costs totalling $521,798.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years.

During the year ended December 31, 2005, the Company issued 10,456,450 common shares for cash proceeds of $10,475,291 on the exercise of warrants.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK (cont'd...)

Share issuances (cont'd...)

During the year ended December 31, 2005, the Company issued 772,000 common shares for cash proceeds of $705,673 on the exercise of stock options. The fair value recorded when the options were granted of $532,908 has been transferred from additional paid-in capital to common stock on the exercise of the options.

Escrow shares

Included in issued capital stock at December 31, 2004 were 3,510,900 common shares which were subject to escrow agreements and would not be released, transferred or assigned without the consent of the regulatory authorities at the TSX-V. On March 3, 2005, the Company became a Tier 1 Issuer on the TSX-V and as a result 2,280,900 shares were released from escrow.

The remaining 1,230,000 common shares that were subject to escrow agreement were released in April, 2005 upon meeting additional performance requirements relating to exploration expenditures on the Company's mineral property interests.

Performance escrow shares

During the year ended April 30, 2000, 270,000 performance escrow shares of 3,000,000 shares originally placed in escrow in connection with an initial public offering with a value of $41,593 were released from escrow.

During the year ended April 30, 2003, the Company, a Trustee and the owner of the remaining 2,730,000 performance escrow shares entered into a Share Purchase Agreement and Trust Deed whereby these performance escrow shares were transferred to the Trustee, on behalf of the Company, for the purpose of making the performance escrow shares available to present and future principals of the Company. In November 2003, the Company, Trustee and owner entered into a Restated Share Purchase Agreement and Trust Deed that clarified and corrected the terms and intent of the original agreement. Pursuant to these agreements, the Company acquired and immediately transferred these performance escrow shares to the Trustee for the benefit of current and future employees, officers and directors of the Company (the "2,730,000 Trustee Shares").

In July 2002, the Company entered into an agreement with the president of the Company for the receipt of certain escrow shares in exchange for services provided to the Company. The agreement was replaced with an employment agreement dated November 1, 2003. At December 31, 2004, under the terms of the agreements, a cumulative total of 625,000 performance escrow shares of the 2,730,000 Trustee Shares had been allocated to the president of the Company. In May 2004, 310,439 performance escrow shares allocated to the president of the Company were released from escrow and marked-to-market at the date of release at a final value of $252,246. In August 2004, an additional 310,439 performance escrow shares allocated to the president of the Company were released from escrow and marked-to-market at the date of release at a final value of $129,559.

During the eight month period ended December 31, 2003, the Trustee allocated an additional 905,000 performance escrow shares of the 2,730,000 Trustee Shares to directors of the Company. In May 2004, 109,891 performance escrow shares allocated to directors were released from escrow and marked-to-market at the date of release at a final value of $89,291. In August 2004, an additional 109,891 performance escrow shares allocated to the directors were released from escrow and marked-to-market at the date of release at a final value of $44,241.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK (cont'd ....)

Escrow shares (cont'd...)

In October, 2004 the Company allocated the final 1,200,000 performance escrow shares of the 2,730,000 Trustee Shares to directors, officers and employees of the Company.

In April 2005, the remaining 1,230,000 performance escrow shares allocated to the president of the Company and to the directors and employees were released from escrow and marked-to-market at the date of release at a final total value of $1,028,001.

At December 31, 2005, all performance escrow shares had been released from escrow. At December 31, 2004, there were 1,230,000 performance escrow shares that, although allocated, had not been released from escrow of which 4,122 performance escrow shares allocated to the president under employment agreement had a value of $4,902 and 1,225,878 performance escrow shares allocated to directors and employees had a value of $1,458,682.

The total escrow compensation expense (recovery) has been recorded in the consolidated financial statements as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Year Ended	Year Ended	Cumulative
	December	December	Year Ended
	31,	31,	December 31,
	2005	2004	2005
Escrow shares allocated to president pursuant to
employment agreement:
Mineral property interests expense (recovery)	$-	$(101,701)	$169,280
Escrow shares compensation expense (recovery)	(1,453)	(329,115)	211,394
	(1,453)	(430,816)	380,674
Escrow shares allocated to directors, officers, and
employees:
Escrow shares compensation expense (recovery)	(434,130)	836,555	1,579,565
	$(435,583)	$405,739	$1,960,239

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK (cont'd ....)

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price (C$)
Balance as at December 31, 2003	9,491,323	$1.18
Issued	4,850,000	1.10
Expired	(893,217)	0.61
Exercised	(533,836)	0.41
Balance as at December 31, 2004	12,914,270	1.22
Issued	7,542,410	2.88
Expired	(2,207,820)	1.26
Exercised	(10,456,450)	1.22
Balance as at December 31, 2005	7,792,410	2.82

As at December 31, 2005, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise Price
Shares	(C$)	Expiry Date
250,000	$ 1.05	April 20, 2006
2,832,865	2.75	June 29, 2007
2,832,865	3.00	June 29, 2007
938,340	2.75	July 7, 2007
938,340	3.00	July 7, 2007
7,792,410

In April, 2004, the Company issued non-transferable warrants to purchase up to 250,000 shares of the Company (issued) at a price of C$1.05 per share for two years to Mongol Gazar, in satisfaction of the Minimum Price Guarantee previously provided to Mongol Gazar.  The fair value of the warrants was estimated to be $129,266.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK (cont'd ....)

Share purchase warrants (cont'd...)

The following weighted-average assumptions were used for the Black-Scholes valuation of warrants issued in satisfaction of the Minimum Price Guarantee (Note 4) during the year ended December 31, 2004.

Risk-free interest rate	2.69%
Expected life of warrants	2.0 years
Annualized volatility	121%
Dividend rate	0.00%

Stock options

During the year ended April 30, 2003, the Company adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in May 2005, the Company may grant options to acquire up to 10,176,613 common shares of the Company.  Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

On March 3, 2005, the Company became a Tier 1 Issuer on the TSX-V and, as a result, all previously issued stock options became fully vested except those granted to investor relations consultants, which included a twelve month vesting period. As a Tier 1 Issuer, future stock options granted may vest upon grant except those granted to investor relations consultants which must have a minimum 12 month vesting period.

Stock option transactions are summarized as follows:

		Weighted Average
		Exercise
		Price
	Number of Shares	(C$)
Balance as at December 31, 2003	2,785,000	$0.92
Granted	3,180,000	1.09
Exercised	(50,000)	0.46
Repriced	(210,000)	2.21
	210,000	1.15
Balance as at December 31, 2004	5,915,000	1.03
Granted	3,340,000	1.83
Exercised	(772,000)	1.09
Balance as at December 31, 2005	8,483,000	1.28

The weighted average fair value per stock option granted during the year ended December 31, 2005 was C$0.95 (December 31, 2004 - C$1.10).  The number of stock options exercisable at December 31, 2005 was 8,464,250 (December 31, 2004 - 3,708,750).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK (cont'd ....)

Stock options (cont'd...)

In November 2004, the Company repriced 210,000 stock options previously granted from C$2.21 to C$1.15.  The fair value of the 210,000 increased by $21,568 and the increased stock-based compensation will be recognized over the remaining vesting period for the options.  The expiry date of the options remains November 1, 2006.

At December 31, 2005, the following stock options were outstanding:

	Exercise
Number of	Price
Shares	(C$)	Expiry Date
210,000	$ 1.15	November 1, 2006
715,000	0.46	August 26, 2007
50,000	0.34	December 3, 2007
510,000	0.60	January 30, 2008
100,000	1.19	March 3, 2008
775,000	1.00	September 18, 2008
175,000	2.32	November 13, 2008
595,000	1.24	February 11, 2009
1,525,000	1.15	November 12, 2009
75,000	1.20	November 24, 2009
600,000	1.25	December 17, 2009
400,000	1.28	January 7, 2010
75,000	1.19	March 3, 2010
63,000	1.48	May 24, 2010
2,470,000	1.75	June 9, 2010
100,000	2.00	August 15, 2010
25,000	1.66	August 25, 2010
20,000	1.85	September 28, 2010
8,483,000

Stock-based compensation

The fair value of stock options granted during the year ended December 31, 2005 was $2,556,814 (December 31, 2004 - $3,490,336) which is being recognized over the options vesting periods.  Total stock-based compensation recognized during the year ended December 31, 2005 was $5,074,100 (December 31, 2004 - $1,530,712) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

5.

COMMON STOCK (cont'd ....)

Stock-based compensation (cont'd ...)

			Cumulative
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2005
Consulting fees	$1,056,854	$160,386	$1,257,544
Legal	158,292	60,789	250,756
Management fees	1,839,394	534,251	2,547,548
Mineral property interets	1,007,992	187,811	1,267,612
Office and administration	753,894	267,437	1,048,177
Stockholder communications and investor relations	257,674	320,038	664,681
	$5,074,100	$1,530,712	$7,036,318

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Risk-free interest rate	2.85%	3.66%
Expected life of options	5.0	4.8
Annualized volatility	80%	155%
Dividend rate	0.00%	0.00%

6.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)  Recognized an expense (recovery) of $(1,453) (December 31, 2004 - $(430,816)) from certain performance escrow shares allocated to the president of the Company (Note 5) which have been recorded as escrow shares compensation expense (recovery) of $(1,453) (December 31, 2004 - $(329,115)) and mineral property interest costs of $Nil (December 31, 2004 - $(101,701)).  In addition, compensation expense (recovery) of $(434,130) (December 31, 2004 - $836,555) was recognized during the current year from certain performance escrow shares allocated to directors, officers and employees of the Company (Note 5) which has been recorded as escrow shares compensation expense (recovery)of $(434,130) (December 31, 2004 - $836,555).

b)  Paid or accrued management fees of $53,080 (December 31, 2004 - $47,741) to directors and officers of the Company.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

6.

RELATED PARTY TRANSACTIONS (cont'd...)

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

7.

SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31,	December 31,
	2005	2004
Identifiable assets
Canada	$ 22,167,229	$ 6,233,005
Mongolia	742,839	129,410
	$ 22,910,068	$ 6,362,415

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004
Loss for the period
Canada	$ (5,080,565)	$ (2,760,493)
Mongolia	(8,611,202)	(2,767,621)
	$ (13,691,767)	$ (5,528,114)

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

8.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004

Loss for the year	$ (13,691,767)	$ (5,528,114)
Statutory rate	35.6%	37.6%
Expected income tax recovery	$ 4,874,269	$ 1,968,009
Items not deductible for tax purposes	(4,304,235)	(1,630,372)
Tax deductible share issue costs	123,783	86,631
Difference in foreign tax rates	(39,202)	(11,742)
Unrecognized benefits of non-capital losses	(654,615)	(412,526)

Total income taxes	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	December 31, 2005	December 31, 2004

Future income tax assets:
Non-capital loss carry forwards	$ 1,528,007	$ 907,124
Foreign resource expenditures	79,272	82,710
Mongolian resource expenditures	3,313,641	1,115,944
Capital assets	282,251	55,245
Share issue costs	305,429	243,453
	5,508,600	2,404,476

Valuation allowance	(5,508,600)	(2,404,476)

Net future income tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $3,300,000 in Canada and $1,300,000 in Mongolia.  These losses, if not utilized, will expire commencing in 2006.  Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these losses, resource expenditures and share issue costs have been offset in these financial statements by a valuation allowance.

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2005 consisted of:

a)

The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to the president of the Company which has been recorded as escrow shares compensation (recovery) of ($1,453).

b)

The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to directors, officers and employees of the Company which has been recorded as escrow shares compensation expense (recovery) of $(434,130).

Significant non-cash transactions for the year ended December 31, 2004 consisted of:

a)

The issuance of non-transferable warrants to purchase up to 250,000 shares of the Company at a price of C$1.05 per share on or before April 20, 2006 in return for the cancellation of a price guarantee in connection with shares previously issued for mineral property interests (Note 4).  The fair value of the warrants was estimated to be $129,266.

b)

The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to the president of the Company which has been recorded as escrow shares compensation (recovery) of ($329,115) and mineral property interest costs (recovery) of ($101,701) (Note 5).

c)

The recognition of compensation expense from the allocation of certain performance escrow shares to directors, officers and employees of the Company which has been recorded as escrow shares compensation expense of $836,555.

11.

COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2006	$ 27,018
2007	27,018
2008	28,143
2009	28,948
2010	12,062
Total	$ 123,189

12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2005, the Company as follows:

a)

Issued 690,000 common shares for proceeds of $637,000 on the exercise of stock options.

b)

Granted 125,000 stock options exercisable at a price of C$1.80 per share for a term of five years to an employee and a consultant.

c)

Granted 100,000 stock options to a consultant to the Company.  The options have an exercise price of C$2.20 and expire on February 8, 2011.

d)

Acquired an option to purchase the Oyut Tolgoi copper property along with two other licenses (Asgat Uul and Onts Uul) in Western Mongolia. The terms of the option include an initial US$50,000 payment to the Mongolian Property Owner. After a due diligence period of 6 months, the Company will be required to pay an additional US$100,000 and issue 100,000 shares. The

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

12.

SUBSEQUENT EVENTS (cont'd...)

Company will then have one year from the end of the due diligence period to explore the property. A final payment of US$250,000 and the issuance of an additional 250,000 shares on or before the anniversary date will earn the Company a 100% interest in the three properties. A finder's fee of 5% plus 10,000 shares is payable.

13.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("United States GAAP").  These consolidated financial statements also comply, in all material respects, with Canadian generally accepted accounting principles ("Canadian GAAP") with respect to recognition, measurement and presentation as described and quantified below.

Consolidated balance sheets

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated balance sheets would be as follows:

		December 31, 2005			December 31, 2004
	Balance,		Balance,	Balance,		Balance,
	United States		Canadian	United States		Canadian
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Current assets	$22,167,508	$(49,912)	$22,117,596	$6,223,295	$-	$6,223,295
Mineral property
interests	-	21,689,372	21,689,372	-	13,305,810	13,305,810
Equipment	742,560	-	742,560	139,120	-	139,120
	$22,910,068	$21,639,460	$44,549,528	$6,362,415	$13,305,810	$19,668,225
Current liabilities	$502,449	$-	$502,449	$198,763	$-	$198,763
Stockholders' equity	22,407,619	21,639,460	44,047,079	6,163,652	13,305,810	19,469,462
	$22,910,068	$21,639,460	$44,549,528	$6,362,415	$13,305,810	$19,668,225

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

13.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Consolidated statements of operations

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated statements of operations would be as follows:

			Cumulative
			Period from
			Inception
	Year Ended	Year Ended	(July 19, 1995) to
	December 31,	December 31,	December 31,
	2005	2004	2005
Net loss, United States GAAP	$(13,691,767)	$(5,528,114)	$(33,299,753)
Adjustments:
Mineral property interests	8,333,650	2,670,105	21,754,015
Escrow shares compensation	(435,583)	(167,552)	(52,322)
Net loss, Canadian GAAP	$(5,793,700)	$(3,025,561)	$(11,598,060)
Basic and diluted net loss per common share,
Canadian GAAP	$(0.10)	$(0.06)
Weighted average number of common shares
outstanding, Canadian GAAP	60,672,715	46,762,587

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

13.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Consolidated statements of cash flows

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated statements of cash flows would be as follows:

			Cumulative
			Period from
			Inception
			(July 19,
	Year Ended	Year Ended	1995) to
	December 31,	December 31,	December 31,
	2005	2004	2005
Net cash used in operating activities,
United States GAAP	$(8,940,909)	$(3,417,734)	$(20,056,703)
Mineral property interests	8,333,650	2,670,105	21,754,315
Stock-based compensation	(1,007,992)	(187,811)	(1,267,911)
Escrow shares compensation	-	101,701	(169,280)
Warrants issued for cancellation of price guarantee	-	(129,266)	(129,266)
Finders fee	-	-	(35,827)
Mineral property interests paid in stock	-	-	(3,806,000)
Change in working capital items	(250,285)	-	(250,285)
Net cash used in operating activities,
Canadian GAAP	(1,865,536)	(963,005)	(3,960,957)
Net cash provided by financing activities,
United States and Canadian GAAP	24,197,263	4,016,448	41,366,601
Net cash used in investing activities,
United States GAAP	(729,815)	(126,339)	(903,470)
Mineral property interests	(7,075,373)	(2,454,729)	(16,095,746)
Net cash used in investing activities,
Canadian GAAP	(7,805,188)	(2,581,068)	(16,999,216)
Effect of foreign currency translation on
cash and cash equivalents	1,100,577	132,501	1,281,059
Change in cash and cash equivalents during the period	15,627,116	604,876	21,687,487
Cash and cash equivalents, beginning of period	6,060,371	5,455,495	-
Cash and cash equivalents, end of period	$21,687,487	$6,060,371	$21,687,487

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

13.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Mineral property interests

Under United States GAAP, costs of acquisition, exploration, carrying and retaining unproven properties are expensed as incurred.

Under Canadian GAAP, mineral property interests, which consist of the right to explore for mineral deposits, are recorded at cost.  Deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, are recorded at cost.  All direct and indirect costs relating to the acquisition and exploration of mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs are written off to operations in the period of abandonment.  On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management's determination of impairment is based on: i) whether the Company's exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  Based on the foregoing criteria, management determined that no impairment to the Company's current mineral property interests had taken place at December 31, 2005

Escrow shares

Under United States GAAP, the Company accounts for escrow shares as described in Note 2.

Under Canadian GAAP, shares placed in escrow in connection with an initial public offering which are to be released upon achievement of certain performance criteria are not considered to be contingently issueable and are not compensatory in nature.  Accordingly, the difference between the fair value of these shares, being the trading price of the Company's publicly traded common shares, at the time they are released from escrow and their original issue price is not recorded.  Further, as described in Note 5, certain of the Company's escrow shares were transferred to a Trustee for the benefit of future employees, officers and directors of the Company.  Under Canadian GAAP, as these performance escrow shares were transferred from a principal stockholder to a Trustee, these performance escrow shares are considered compensatory in nature.  Accordingly, the Company records a compensation benefit at fair value, being the trading price of the Company's publicly traded common shares, when a portion or all of these performance escrow shares are allocated to specific individuals.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

(Expressed in United States dollars)

13.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Escrow shares (cont'd...)

Thus, there is a difference between United States GAAP and Canadian GAAP on the accounting for escrow shares for the year ended December 31, 2005 and the year ended December 31, 2004 in the amount of $(435,583) and $(167,552), respectively.

Stock-based compensation

Under United States GAAP, the Company accounts for stock-based compensation as described in Note 2.

Under Canadian GAAP, effective May 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("HB 3870"), which recommends the fair value-based methodology for measuring compensation costs, excluding escrow shares.  HB 3870 also permits, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.  Effective May 1, 2003, the Company adopted prospectively the fair value-based methodology for measuring compensation costs under HB 3870 which requires the Company to recognize fair value compensation costs for the granting of all stock options and direct awards of stock.

Accordingly, there is no difference between United States GAAP and Canadian GAAP on the accounting for stock-based compensation for the years ended December 31, 2005 and 2004.

Net loss per share

Under both United States GAAP and Canadian GAAP, basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under Canadian GAAP, the weighted average number of common shares outstanding includes any shares that remain in escrow.  The weighted average number of shares outstanding under Canadian GAAP for the year ended December 31, 2005 and December 31, 2004 was 60,672,715 and 46,762,587, respectively.

3.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

1.

INTRODUCTION

This discussion and analysis of financial position and results of operations ("MD&A") and cash flows of EntrÉe Gold Inc. (the Company) should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2005. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is March 21, 2006.

The annual financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. US GAAP differs in certain material respects from accounting principles generally accepted in Canada ("Canadian GAAP") (See Note 13 to the annual financial statements for the year ended December 31, 2005).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as "Cdn $" or "C$" for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the "Company" and "EntrÉe" mean Entree Gold Inc. and our wholly-owned Mongolian subsidiary EntrÉe LLC, unless otherwise indicated.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

2.

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  Our current mineral properties consist of five mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia, a division of the government of Mongolia.  All

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary EntrÉe LLC.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd.

We entered into an arm's-length Equity Participation and Earn-In Agreement dated October 15, 2004, with Ivanhoe Mines Ltd. ("Ivanhoe"), an unrelated Yukon corporation which owns a mineral exploration property known as Oyu Tolgoi, or 'Turquoise Hill', which is located adjacent to our Lookout Hill property.  This agreement provided that, upon satisfaction of certain conditions, Ivanhoe Mines Ltd. would:

subscribe for 4,600,000 units of our company for C$1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of C$1.10 for two years from the date of purchase.

have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe Mines Ltd. on a portion of our company's Lookout Hill property consisting of approximately 40,000 hectares, or approximately 22% of the land area of our Lookout Hill property shown on the map below.  The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe. expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period, a 60% interest by expending an aggregate of at least $27,500,000 during the earn-in period, or a sliding percentage interest, depending on the depth from which minerals are extracted from the project, of between 70% and 80% by expending an aggregate of at least $35,000,000 during the earn-in period.

have the right to nominate one member of our Board of Directors until the earlier to occur of (a) the expiration of the earn-in period, or (b) the date upon which Ivanhoe ceases to own at least ten percent (10%) of our issued and outstanding common shares (assuming the exercise by Ivanhoe of all securities convertible into our common shares).

In addition, the Equity Participation and Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company which, after the acquisition of the 4,600,000 units, would be approximately 9% prior to exercise of any of their share purchase warrants and could,

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

upon the exercise of the latter, go as high as 17% of our issued and outstanding common shares. In June 2005, Ivanhoe exercised its 4,600,000 share purchase warrants (see below).

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the "Project Property", is shown below:

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above.

We believe that the Equity Participation and Earn-In Agreement represents a significant milestone in the development of our company.  It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere.  It has the potential, depending on how much money Ivanhoe actually expends on the project during the earn-in period, to enable the exploration of that portion of our Lookout Hill property at little or no cost to our company.  Finally, their commitment to explore our property demonstrates that Ivanhoe, an internationally recognized mineral exploration and development company, has sufficient confidence in our company and our Lookout Hill property to invest significant time, money and effort in our future.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

Investment by Rio Tinto plc

In June 2005, Rio Tinto plc (one of the world's largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, "Rio Tinto") completed a private placement into EntrÉe, whereby they purchased 5,665,730 units at a price of $C2.20 per unit, which consisted of one EntrÉe common share and two warrants (one "A" warrant and one "B" warrant). Two "A" warrants entitle Rio Tinto to purchase one EntrÉe common share for C$2.75 within two years; two "B" warrants entitle Rio Tinto to purchase one EntrÉe common share for C$3.00 within two years. Proceeds from Rio Tinto's investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of EntrÉe's shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to EntrÉe of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to EntrÉe of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

At March 15, 2006, Ivanhoe now owns approximately 14.8% of EntrÉe's issued and outstanding shares with the potential to hold up to a total of 16.3% upon the exercise of warrants.

At March 15, 2006, Rio Tinto now owns approximately 9.0% of EntrÉe's issued and outstanding shares with the potential to hold up to a total of 16.4% upon the exercise of warrants.

Ivanhoe and Rio Tinto are required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for "extraordinary" matters.  "Extraordinary" matters are matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

We believe that the additional investment by Rio Tinto represents a strong endorsement by one of the world's largest mining companies of EntrÉe's management and property holdings. We believe that EntrÉe is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiary, EntrÉe LLC.  We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia.  Our Mongolian office is staffed by our Vice-President, Exploration, a Canadian geologist who works in Ulaanbaatar for 11 months of the year on a 7 weeks in/3 weeks out basis; a Mongolian office administrator employed full-time, two Mongolian office assistant, on contract for 11 months per year, and a full-time accountant.

Listing of Common Stock on the American Stock Exchange

On July 7, 2005, the American Stock Exchange approved the listing of 86,807,154 shares of our common stock. The trading of our shares of common stock commenced on the American Stock Exchange effective July 18, 2005, under the trading symbol "EGI'.

3.

SELECTED ANNUAL INFORMATION

	Year Ended December 31, 2004	Year Ended December 31, 2004	Eight Months Ended December 31, 2003	Year Ended April 30, 2003
Net sales	$-	$-	$-	$-
Net loss	(13,691,767)	(5,528,114)	(12,505,759)	(1,073,320)
Net loss per share
Basic and fully diluted	(0.23)	(0.13)	(0.69)	(0.14)

Total assets	22,910,068	6,362,415	5,606,548	561,065	(1)
Total long-term liabilities	-	-	-	-	(1)
Cash dividends declared	-	-	-	-	(1)

(1) Unaudited

The foregoing financial data has been prepared in conformity with generally accepted accounting principles in the United States of America and includes the accounts of the Company and its wholly-owned Mongolian subsidiary, EntrÉe LLC. This financial data conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP") except as described in Note 13 to the Company's audited consolidated financials for the year ended December 31, 2005.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

Fluctuations in net losses are discussed below:

Year ended April 30, 2003 - Loss represents initial exploration on a grass roots scale and minimal overhead in Vancouver.

Eight months ended December 31, 2004 - Loss includes acquisition of 100% of Lookout Hill concessions in the amount of $9,308,000 in addition to an expending work program and higher general and administrative expenses.

Year ended December 31, 2004 - Loss includes an expanding work program and higher general and administrative expenses.

Year ended December 31, 2005 - Loss includes  commencement of significant drilling program, higher general and administrative expense to oversee the larger exploration program and one-time stock-based compensation expense arising form the vesting of most employee stock options at the time the Company became a Tier I Issuer on the TSX Venture exchange.

4.

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Mineral property interests, cash	$7,325,658	$2,614,155
Escrow shares compensation	(435,583)	405,739
Stock-based compensation	5,074,100	1,530,712
General and administrative	1,915,162	1,051,460
Depreciation	126,375	24,090
Interest income	(313,945)	(98,042)
Net loss	$13,691,767	$5,528,114

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

Mineral properties expenditures are summarized as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Lookout Hill	$6,639,593	$2,612,008
Manlai	1,694,040	58,048
Khatsavch	17	-
Other	-	30,160
Total costs	8,333,650	2,700,216
Less:
Stock-based compensation	(1,007,992)	(187,811)
Escrow shares compensation	-	101,701
Total expenditures, cash	$7,325,658	$2,614,106

A)

EXPLORATION

I)

Ivanhoe Earn-in

Under an "Earn-In Agreement" announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of EntrÉe's Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of $20,000,000 in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending $35,000,000. Thereafter, EntrÉe has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production by debt financing, to be recovered from production cash flow.

Ivanhoe announced its Integrated Development Plan for Oyu Tolgoi in September 2005.  In this study there were several key items that were specific to the potential development of EntrÉe's Copper Flats area.  These include:

The Hugo North deposit is now recognized as the richest discovery of its kind in history and the gold: copper ratios and overall metal values in the vicinity of the EntrÉe-Ivanhoe property boundary are the highest in the entire deposit.

The extension of the Hugo North deposit onto Copper Flats has now been traced for over 625 metres and remains open to the north and to depth.

Ivanhoe has disclosed a targeted resource for current infill drilling at Copper Flats and it is expected that there will be sufficient drill density to estimate an inferred resource by early 2006 for the mineralized system delineated to date.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

•

The continued extension of the high-grade mineralization at Copper Flats could support the development of a mine on EntrÉe's property.

i)

Hugo North Extension

On February 1, 2006, EntrÉe announced that a new mineral resource estimate prepared by Ivanhoe Mines Ltd. ("Ivanhoe") under the supervision of AMEC Americas Limited ("AMEC") had delineated an initial inferred resource for the northern extension of the Hugo North Deposit (the "Hugo North Extension") on the Copper Flats area of EntrÉe's Shivee Tolgoi property, in Mongolia's South Gobi region.

This initial Copper Flats inferred resource is estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off (see table below).  At a higher cut-off of 2% copper equivalent, the new estimate yields an inferred resource of 64 million tonnes at an average grade of 2.78% copper and 1.10 g/t gold for a copper equivalent grade of 3.48% -  the highest-grade resource defined to date at Ivanhoe's Oyu Tolgoi property.  The Hugo North Extension continues to be expanded by ongoing exploration drilling.

The resource estimate was the result of Ivanhoe's aggressive work program that defined a 625 metre extension to the Hugo North Deposit on EntrÉe's property and outlined some extremely rich copper-gold mineralization.

The inferred resource of 190 million tonnes grading 1.57% copper and 0.53 g/t gold (a copper equivalent grade of 1.91%) is estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.  Alternatively, the inferred resource of 64 million tonnes grading 2.78% copper and 1.10 g/t gold (a copper equivalent grade of 3.48%) at a 2% copper equivalent cut-off is estimated to contain approximately 3.9 billion pounds of copper and 2.3 million ounces of gold.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term "inferred resources." We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

Table 1: Hugo North Extension Inferred Mineral Resource on the Ivanhoe/EntrÉe Shivee Tolgoi Joint Venture Property as of February 2006 at various Copper-Equivalent cut-off grades

Class	Copper Equiv. Cut-off	Tonnage	Copper	Gold	Copper Equiv.	Contained Metal
Hugo North Deposit on Shivee Tolgoi		(tonnes)	(%)	(g/t)	(%)	Copper ('000 lbs)	Gold (ounces)	Copper Equiv. ('000 lbs)
Inferred	3.5	27,340,000	3.69	1.33	4.53	2,220,000	1,170,000	2,730,000
	3.0	37,630,000	3.40	1.23	4.18	2,820,000	1,480,000	3,470,000
	2.5	50,180,000	3.07	1.17	3.82	3,400,000	1,880,000	4,220,000
	2.0	64,060,000	2.78	1.10	3.48	3,920,000	2,270,000	4,910,000
	1.5	87,480,000	2.41	0.93	3.01	4,660,000	2,620,000	5,810,000
	1.25	110,420,000	2.16	0.80	2.67	5,260,000	2,830,000	6,500,000
	1.0	131,230,000	1.97	0.72	2.42	5,690,000	3,020,000	7,010,000
	0.9	140,340,000	1.89	0.68	2.33	5,850,000	3,080,000	7,200,000
	0.8	151,870,000	1.80	0.64	2.21	6,040,000	3,150,000	7,420,000
	0.7	169,470,000	1.69	0.59	2.06	6,310,000	3,200,000	7,710,000
	0.6	190,160,000	1.57	0.53	1.91	6,590,000	3,240,000	8,010,000

*  Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold);  %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

Ivanhoe has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 metres. Accordingly, EntrÉe's 20% interest is estimated to be 38 million tonnes, containing approximately 1.32 billion pounds of copper and approximately 650,000 ounces of gold. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Two to four deep-hole capacity rigs are continuing with infill drilling to upgrade the newly delineated inferred resource to the indicated status, so that detailed underground planning can begin for the Copper Flats portion of the EntrÉe - Ivanhoe Project property. It must also be emphasized that the Project Property also covers the potential southern extension to the OT deposits, an area that is yet to be drill tested

I)

Lookout Hill

In 2005, EntrÉe completed a comprehensive exploration program on select areas of its 140,000 hectare Lookout Hill property. Work conducted included approximately 250 line kilometres of deep induced polarization ("IP") and resistivity geophysical surveys, 12,439 metres of diamond

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

drilling, detailed geological mapping and reconnaissance exploration. Aster satellite imagery was also acquired and analyzed during the year, and approximately 8,500 soil samples were collected.

Deep probing geophysics (IP, resistivity and magnetic surveys), geochemical surveys and geological mapping were completed south from the previously known southern limit of Zones I/II/III to the joint EntrÉe-Ivanhoe project property boundary ("West Grid"), covering a north-south distance of approximately 9.5 kilometres. Additionally, the Ring Dyke prospect was advanced to the drilling stage through geological, geochemical and geophysical surveys. Limited portions of Zones I/II, Zone III, Bayan Ovoo and Ring Dyke areas (see map on EntrÉe's web site, www.entreegold.com, for zone locations) were tested with diamond drilling.

Drilling consisted of 25 holes, totaling 12,439 metres. Of these, nine holes were lost or only partially completed due to typical operational difficulties, including mechanical problems, complex drilling conditions, and a shortage of spare parts and materials.

i)

Zones I/II and West Grid Areas

Detailed geological mapping south from Zones I/II and West Grid in late 2005 defined a major unconformity separating younger Carboniferous volcanics and sediments in the area of Zones I/II from older Devonian volcanics, sediments and intrusives underlying much of the West Grid area (see map at www.entreegold.com).  EntrÉe's geologists have interpreted the Devonian rocks to be direct correlatives of the "hanging wall" sequence that immediately overlies Ivanhoe's Hugo North copper-gold deposit, which is the northern extension of the Oyu Tolgoi system.  Geological mapping has also identified a new area of silica and advanced argillic (quartz+alunite+clay) alteration approximately 3.5 kilometres south of and on strike from Zone I.

Deep probing IP, resistivity and magnetic surveys were completed in the summer and fall of 2005 using Quantec Geoscience's TITAN 24 system. These surveys were successful in defining six large, deep targets occurring within the Devonian rocks over a strike length in excess of eight kilometres, in the area of the West Grid.  Three of these targets have associated anomalous copper and gold values in soils and one is associated with anomalous molybdenum values in selected rock samples ranging from 1,000 to 8,400 ppm. This NNE-trending series of geophysical anomalies now covers more than 12 kilometres and is similar in dimensions to, and sub-parallel with, the Oyu Tolgoi porphyry copper-gold system to the east.  The surveys completed in the Zones I/II and West Grid areas, when combined with the pre-existing geophysical database, have substantially enhanced the potential of this area.

Widely spaced drilling conducted in 2005 (11 holes totaling 5,504 metres) tested the northern, upper portions of these geophysical anomalies.  Anomalous copper values (up to 0.2% over 2 - 4 metres) in core are associated with zones of advanced argillic alteration within the geophysical target.  One hole (EGD-05-031) was drilled on the margin of a strong IP anomaly within the Devonian rocks in the northern part of the West Grid.  A 118 metre interval (766 - 884 metres) returned anomalous copper values in the 200 to 400 ppm range that occur in diorite to monzodiorite dykes cutting Devonian stratigraphy.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

ii)

Zone III

Zone III is defined at surface by a 400 metre by 150 metre area of silica and sericite altered volcanics. The area is cut by strongly auriferous quartz veins that lie at the northern margin of a subtle 2+ kilometre-long IP chargeability anomaly and at the northern end of a 5+ kilometre-long NNE-trending magnetic low, interpreted to represent a zone of hydrothermal alteration.  Soil sampling completed in 2005 extended the zone for an additional 2.5 kilometres southwards along the axis of the magnetic low.

To date, only 600 metres at the north end of Zone III has been tested by eight drill holes, two of which were completed in 2005.  These two recent holes confirmed the widespread distribution of epithermal style alteration associated with narrow auriferous quartz veins.

The deep IP survey also outlined a new anomalous area lying to the west of Zone III.  This 3+ kilometre-long chargeability anomaly coincides with scattered gold and copper values in soils, with values exceeding 400 ppm copper and 200 ppb gold.

iii)

Bayan Ovoo

Preliminary drilling of the Bayan Ovoo copper targets, located 65 kilometres west of Oyu Tolgoi, consisted of 10 holes totaling 5,336 metres.  The drill targets were generated in the summer and fall of 2005 from IP, resistivity and magnetic surveys in combination with geological mapping.  A four kilometre-long series of chargeability anomalies occurs to the north of, and runs sub-parallel to, a resistant ridge of andesitic to basaltic volcanics that host copper oxide showings over a strike length of 2+ kilometres.

Drill holes EGD-05-024 and EGD-05-027 encountered thick zones of advanced argillic alteration with significant amounts of disseminated and vein controlled pyrite and anomalous copper values (up to 379 ppm copper over two metres).  These holes were drilled to test the intersection of NNE-trending chargeability anomalies with the broader ENE-trending IP response that follows the general trend of the valley.

iv)

Ring Dyke Area

EntrÉe's Ring Dyke area is a new target discovered by the 2005 reconnaissance program, located 8.5 kilometres northeast of the Bayan Ovoo copper showings.  The area hosts numerous limonitic and silicified outcrops that define a circular area having a diameter of approximately 1 kilometre.  Initial surface sampling in selected rocks returned anomalous gold and copper values to 149 ppb gold and 1,235 ppm copper.  IP and magnetic surveys were completed over a 4.5 by 6 kilometre grid area in the fall of 2005.  Results of the geophysics show a strong circular chargeability anomaly (approximately three kilometres east-west and 2.5 kilometres north-south) which is truncated to the northwest by a major regional structure.

Two drill holes, EGD-05-037 (lost at shallow depth) and EGD-05-037A, were drilled at the end of the 2005 exploration season to test anomalous copper and gold values in surface rocks that

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

occur along the northern margin of a chargeability anomaly.  Hole EGD-05-037A intersected a 14 metre interval (at a downhole depth of 90 - 104 metres), with values ranging from 10 to 384 ppm copper and a two metre interval (at 508 - 510 metres) of 2,560 ppm copper and 715 ppb gold.  This hole did not reach its targeted depth.

I)

Manlai

Entree's Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe's Kharmagtai porphyry copper-gold project.

The 2005 exploration program at Manlai commenced in July and continued through to early December.  Work consisted of geological mapping, hand trenching and rock sampling (691 samples), soil sampling (approximately 3,500 samples), approximately 420 line kilometres of magnetometer surveying and 153 line kilometres of time-domain gradient IP and resistivity, and approximately 30 line kilometres of deep-probing TITAN 24 surveys.  Drilling (four holes totaling 2,539 metres) was completed on identified targets in October and November.

Three target areas were drilled.  The targets were defined by coincident anomalous copper and molybdenum in soils, surface alteration and anomalous geophysical signatures.  Copper-bearing minerals such as chalcopyrite and malachite were noted, with some of the quartz veining and along fracture surfaces in the altered rock units.

The first target area was tested with one drill hole (EGU-05-001) to a vertical depth of 250 metres.  The target was a faulted contact between quartz monzonite and hornfelsed argillite, with surface exposures of sheeted quartz-tourmaline +/- chalcopyrite veins.  Three intercepts, hosting significant copper, were encountered.  These included 22 metres of 0.33% copper at a downhole depth of 90 - 112 metres; 12 metres of 0.33% copper at 118 - 130 metres; and 3 metres of 0.35% copper at 195 - 198 metres.

The second target was located 1 - 2 kilometres SSE of the first and is characterized by a strong, 1,500 metre by 300 metre, IP anomaly elongated along a northeast-southwest axis, coincident copper and molybdenum soil anomalies, and surface alteration and quartz veining.  Two drill holes (EGU-05-002 and EGU-05-004) tested the IP feature. Neither intersected significant copper mineralization, however, EGU-05-004 intersected evidence of boiling below 600 metres, suggesting a telescoped epithermal system within a porphyry system.  Several zones containing lead and zinc with elevated gold values occur between 500 and 750 metres. These included 21.12 metres (611.88 - 633 metres) of 0.31% lead and 0.5% zinc with 0.26 g/t gold, and 12 metres (687 - 699 metres) of 0.11% lead and 0.2% zinc (inside a wider 29.35 metre interval of 0.39 g/t gold).

The third target is approximately two kilometres southeast of the second target and is characterized by coincident geophysical and geochemical anomalies.  Hole EGU-05-003 was drilled in the northwest margin of this target, but no significant copper mineralization was encountered.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

II)

Khatsavch

No work was completed on the Khatsavch license in 2005.

B)

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2005, general and administrative expense before stock-based and escrow share compensation was $1,915,162 compared to $1,051,712 in 2004 as set out above.   The increase was primarily due to additions to head office payroll, increase rent for expanded head office premises, consulting fees and additional salaries for investor relations.  All increases were attributable to support for an expanded exploration program and the additional expense related to listing on the American Stock Exchange.

C)

STOCK-BASED COMPENSATION

In March, 2005, the Company became a Tier I Issuer on the TSX-V and as a result all stock options previously granted became fully vested.  Consequently, the fair value of all unvested options except those issued to investor relations consultants was recognized in the first quarter of 2005.  The balance of stock-based compensation expense represents the fair value of stock options granted in 2005 less the unvested portion of options granted to investor relations consultants.

D)

ESCROW SHARES COMPENSATION

The Company records compensation expense for performance shares held in escrow on a mark-to-market basis.  For the six months ended June 30, 2005, the relative market price of the Company's stock was decreasing, and therefore expense recoveries were recognized.  At June 30, 2005, all performance escrow shares had been released from escrow and consequently there was no further escrow compensation expense or recovery.

E)

INTEREST INCOME

The Company earns income on its cash and cash equivalents.  The increase in interest income in 2005 compared with 2004 arises from the investment of approximately $24,000,000 generated by private placements, warrants exercise and options exercise.

F)

OUTLOOK

Our Lookout Hill exploration concessions comprise approximately 180,000 hectares and of this land area, 40,000 hectares is currently being explored by Ivanhoe under the terms of an Equity Participation and Earn-In Agreement.  EntrÉe holds 100% of the concession rights to the remaining 140,000 hectares of the Lookout Hill concessions and continues an exploration program on several targets identified by previous geological and geophysical work carried out on

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

this property.  Subject to continuing positive drilling result, the Company intends to continue its exploration program on Lookout Hill for the next twelve months and longer.

Drilling commenced on our Manlai concession in the fourth quarter of 2005 and subject to positive drilling results, the Company intends to continue its exploration program on Manlai for the next twelve months as well.

EntrÉe continues to review and analyse new property acquisition opportunities, with a view to expanding its portfolio of exploration mineral properties.

Oyut Tolgoi Copper Property in Western Mongolia

Subsequent to December 31, 2005, the Company acquired an option to purchase three non-contiguous exploration licenses in Western Mongolia. The three licenses Oyut Tolgoi, Asgat Uul and Onts Uul cover a strike distance of 75 kilometres. The terms of the option include an initial $50,000 payment to the Mongolian Property Owner. After a due diligence period of 6 months, the Company will be required to pay an additional $100,000 and issue 100,000 shares. The Company will then have one year from the end of the due diligence period to explore the property. A final payment of $250,000 and the issuance of an additional 250,000 shares on or before the anniversary date will earn the Company a 100% interest in the three properties. A finder's fee of 5% plus 10,000 shares is payable.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

5.

SELECTED QUARTERLY DATA

	Quarter ended Dec 31, 2005	Quarter ended Sept 30, 2005	Quarter ended Jun 30, 2005	Quarter ended Mar 31, 2005

Exploration	2,560,422	2,569,409	2,032,805	1,171,014
General and administrative	726,525	611,050	2,278,886	2,055,601
Loss on settlement of debt	0	0	0	0
Loss from operations	(3,286,947)	(3,180,459)	(4,311,691)	(3,226,615)
Interest income	135,224	125,790	23,339	29,592
Net loss	(3,151,723)	(3,054,669)	(4,288,352)	(3,197,023)

Basic and diluted loss per share	$(0.05)	$(0.05)	$(0.08)	$0.06

	Quarter ended Dec 31, 2004	Quarter ended Sept 30, 2004	Quarter ended Jun 30, 2004	Quarter ended Mar 31, 2004

Exploration	679,250	674,620	1,189,707	156,688
General and administrative	2,447,152	295,398	92,822	90,519
Loss form operations	(3,126,402)	(970,018)	(1,282,529)	(247,207)
Interest income	27,516	15,073	26,174	29,279
Net loss	(3,098,886)	(954,945)	(1,256,355)	(217,928)

Basic and diluted loss per share	$0.07	$0.02	$0.03	$0.01

6.

LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at December 31, 2005 is $21,665,000 and is more than sufficient to finance budgeted exploration, general and administrative expense, investor relations for 2006.  The company has approximately $15,000,000 surplus funds available for acquisitions and/or operating requirements for 2007.  At present the Company is dependent on equity financing for additional funding if required.  Should one of the Company's projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

Operating activities

Cash used in operations was $8,940,909 (2004 - $3,417,734) for the year ended December 31, 2005 and represents expenditures on mineral property exploration and general and administrative expense as described above.

Financing activities

During the year ended December 31, 2005, the Company issued common shares as follows:

	Common shares	Amount

Private placements
1st quarter	-	$ -
2nd quarter	5,665,730	10,170,207
3rd quarter	1,876,680	3,367,890
4th quarter	-	-
	7,542,410	13,538,097
Warrants exercised
1st quarter	15,000	13,210
2nd quarter	6,245,800	5,827,614
3rd quarter	997,000	1,069,135
4th quarter	3,198,650	3,565,332
	10,456,450	10,475,291
Options exerciased
1st quarter	-	-
2nd quarter	245,000	151,590
3rd quarter	162,000	149,455
4th quarter	365,000	404,628
	772,000	705,673

Total, year ended December 31, 2005	18,770,860	$24,719,061

During the year ended December 31, 2005, 2,207,820 warrants expired without exercise.

Investing activities

During the year ended December 31, 2005, the Company expended $729,815 on equipment, primarily for exploration activities.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

Table of Contractual Commitments

The following table lists as of December 31, 2005 information with respect to the Company's known contractual obligations.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Office Lease	$123,189	$27,018	$84,109	$12,062	$-
Total	$123,189	$27,018	$84,109	$12,062	$-

Outstanding share data

As at March 21, 2006, there were 70,478,926 common shares outstanding.  In addition there were 7,868,000 stock options outstanding with exercise prices ranging from C$0.34 to C$2.32 per share.  Share purchase warrants outstanding totalled 7,792,412 at prices ranging from C$1.05 to C$3.00 per share and expiring on dates varying from April 20, 2006 to July 7, 2007.

7.

CAPITAL RESOURCES

The Company had no commitments for capital assets at December 31, 2005.

At December 31, 2005, the Company had working capital of approximately $21,665,000 compared with $6,024,000 at December 31, 2004. In January and February, 2006, the Company raised approximately $637,000 from the exercise of stock options. Budgeted expenditures for the 12 months ending December 31, 2006 total approximately $5,093,000 for exploration and $1,707,000 for administration and shareholder communications. Working capital on hand is expected to exceed cash requirements for the ensuing twelve months by approximately $15,502,000.

The Company is committed to make lease payments for the rental of office space totaling$123,189 over five years (see Note 11 to the audited consolidated financials statements for the year ended December 31, 2005).

8.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for contractual obligation noted above.

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

9.

TRANSACTIONS WITH RELATED PARTIES

Related party transactions are summarized in Note 6 to the audited consolidated financial statements for the year ended December 31, 2005.

10.

 FOURTH QUARTER

The Company's exploration program typically winds down in November.  General and administrative expense continues as does investor relations activity.  There were no extraordinary items or year-end adjustments that affected normal operations during the fourth quarter.

11.

 PROPOSED TRANSACTIONS

Not applicable.

12.

 CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 5 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm's-length transaction.

The Company's accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

13.

  CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

year ended December 31, 2005.  Accounting policies used in the current period did not diff

14.

  FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mongolian Tugriks. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

The Company's cash equivalent are redeemable after 30 days without penalty and are renewable bank instruments that provide a fixed rate of interest during the term usually one year. When a matured instrument is renewed, the new interest rate may be higher or lower than the current rate. The Company reviews its bank instruments on a monthly basis and renews if interest rates are higher than on the current instrument.

15.

 OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com. The Company's financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide mine reclamation and closure costs. The Company's ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

EXHIBITS
99.1	Code of Conduct for Chief Executive Officer and Senior Accounting Officers
99.2	Audit Committee Charter
99.3	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of Davidson and Company
99.8	Consent of AMEC Americas Limited
99.9	Consent of XDM Geological Consultants Inc.
99.10	Consent of Robert Cann

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

ENTRÉE GOLD INC.

By /s/“Mona Forster”

Mona Forster, Corporate Secretary

Date: March 28, 2006

99.3

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Gregory Crowe, certify that:

I have reviewed this annual report on Form 40-F of Entrée Gold Inc.;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 28, 2006	By:	/s/ “Gregory Crowe”___ Gregory Crowe Chief Executive Officer

99.4

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Hamish Malkin, certify that:

I have reviewed this annual report on Form 40-F of Entrée Gold Inc;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 28, 2006	By:	/s/ “Hamish Malkin” Hamish Malkin Chief Financial Officer

99.5

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Entrée Gold Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gregory Crowe, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 28, 2006

/s/ “Gregory Crowe”

Gregory Crowe

Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Entrée Gold Inc. and will be retained by Entrée Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

99.6

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Entrée Gold Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hamish Malkin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March  28, 2006

/s/ “Hamish Malkin”

Hamish Malkin

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Entrée Gold Inc. will be retained by Entrée Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.7

CONSENT OF
DAVIDSON AND COMPANY

DAVIDSON & COMPANY LLP

Chartered Accountants

A Partnership of Incorporated Professionals

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the inclusion in EntrÉe Gold Inc.'s Annual Report on Form 40-F (the "40-F") for the year ended December 31, 2005 of our Independent Registered Public Accounting Firms' Report dated March 3, 2006 and to the reference to us under the heading "Interests of Experts" in the Company's Annual Information Form for the year ended December 31, 2005, dated March 23, 2006.

/s/ Davidson and Company

Vancouver, Canada	Chartered Accountants

March 30, 2006

1. A MEMBER OF SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

EXHIBIT 99.8

CONSENT OF
AMEC AMERICAS LIMITED.

CONSENT OF EXPERT

AMEC Americas Ltd.

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:  Consent of Expert – Form 40-F and Form S-8

Ladies and Gentlemen:

We have reviewed the Form 40-F annual report for the year ended December 31, 2005 (the “Form 40-F”) filed by Entrée Gold Inc. (the “Company”), and agree with the statements disclosed by the Company related to the following report(s) contained in the Form 40-F and documents incorporated by reference therein:

1.

Copper Flats Deposit, Mongolia – 43-101 Technical Report of AMEC Americas Ltd.

We hereby consent to the use of our report by the Company and the information contained therein.  We hereby consent to the reference to our firm in the Form 40-F and the Company’s Registration Statement on Form S-8 (SEC File No. 333-127062), which incorporates by reference the Form 40-F and current reports on Form 6-K.

Steve Blower, P.Geo.

/s/ “Steve Blower”

Date:  March 28, 2006

Title:  Geologist

EXHIBIT 99.9

CONSENT OF
XDM GEOLOGICAL CONSULTANTS INC.

CONSENT OF EXPERT

XDM Geological Consultants Inc.

1678 Hillview Avenue

Victoria, BC

V8N 2N5

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:  Consent of Expert – Form 40-F and Form S-8

Ladies and Gentlemen:

We have reviewed the Form 40-F annual report for the year ended December 31, 2005 (the “Form 40-F”) filed by Entrée Gold Inc. (the “Company”), and agree with the statements disclosed by the Company related to the following report(s) contained in the Form 40-F and documents incorporated by reference therein:

2.

2004 Exploration Programme and Geological Mapping Shivee Tolgoi (Lookout Hill) Property Southern Gobi Region, Mongolia of XDM Geological Consultants Inc.

We hereby consent to the use of our report by the Company and the information contained therein.  We hereby consent to the reference to our firm in the Form 40-F and the Company’s Registration Statement on Form S-8 (SEC File No. 333-127062), which incorporates by reference the Form 40-F and current reports on Form 6-K.

Andre Panteleyev, Ph.D., P.Eng..

/s/ “Andre Panteleyev”

Date:  March 28, 2006

Title:  Geologist

EXHIBIT 99.10

CONSENT OF
ROBERT CANN

CONSENT OF EXPERT

Robert Cann, P.Geo.

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:  Consent of Expert – Form 40-F and Form S-8

Ladies and Gentlemen:

I have reviewed the Form 40-F annual report for the year ended December 31, 2005 (the “Form 40-F”) filed by Entrée Gold Inc. (the “Company”), and agree with the statements disclosed by the Company contained in the Form 40-F and documents incorporated by reference therein.

I hereby consent to the use of my name as a "qualified person" under the definition contained in National Instrument 43-101.  I hereby consent to the reference to myself in the Form 40-F and the Company’s Registration Statement on Form S-8 (SEC File No. 333-127062), which incorporates by reference the Form 40-F and current reports on Form 6-K.

Robert Cann, P.Geo.

/s/ “Robert Cann”

Date:  March 28, 2006

Title:  Vice President, Exploration