Form 40-F/A
period 2005-12-31
ENTREE GOLD INC
filed 2006-04-21
CIK 1271554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F / A

Amendment No. 1

(Check one)

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
[ ]	OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005	Commission file number 01-32570

ENTRÉE GOLD INC.
(Exact name of Registrant as specified in its charter)
Not Applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
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

              None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ]Annual information form	[ X ]Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005, 69,638,926 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[	]Yes: 82-____________	[ X ]No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes	[	]No

Explanatory Note: Entrée Gold Inc. (the “Company” or the “Registrant”) is filing this amendment to amend in its entirety the Annual Information Form of the Registrant for the year ended December 31, 2005. The Registrant is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

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

Currency

All dollar amounts in this report are United States dollars unless otherwise specified, such as “Cdn$” or “C$” for Canadian dollars. Because our principal executive office is located in Canada, many of our obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses). Where the disclosure is not derived from the financial statements filed with the annual report, we have not converted Canadian dollars to U.S. dollars for purposes of making the disclosure .

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s amended Annual Information Form for the fiscal year ended December 31, 2005 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto, were previously filed as Document. 2 to the Company’s Form 40-F filed with the Securities and Exchange Commission on March 31, 2006. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see the Note 13 to the audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) was previously filed as Document 3 to the Company’s Form 40-F filed with the Securities and Exchange Commission on March 31, 2006.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller. A copy of the Company’s Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller was previously filed with the Securities and Exchange Commission as Exhibit 14.1 on Form 10-KSB for the year ended December 31, 2004, and available in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s website is located at www.entreegold.com.

CORPORATE GOVERNANCE GUIDELINES

The Board has established four committees of directors: the Compensation Committee, the Nominating Committee, the Technical Committee and the Audit Committee.

Compensation Committee

The Compensation Committee is comprised of three independent members of the Board: Mark Bailey (chairman), James Harris and Peter G. Meredith.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflecting the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

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

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist. Neither Mr. Crowe, the President and Chief Executive of the Applicant, nor Mr. Bottomer, the Vice-President, Corporate Development of the Applicant, is an independent director. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Applicant’s mining properties, programs, budgets, and other related activities and the administration thereof.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid or accrued to its independent auditor, Davidson & Company for the years ended December 31, 2005 and December 31, 2004 are set forth below:

	Years ended December 31
	2005	2004
Audit Fees:	$77,012	$75,879
Audit Related:	--	--
Tax:	--	--
All Other Fees:	--	--
Total	$77,012	$75,879

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

For additional information related to the Company’s obligations and commitments see note ~~[~~11~~]~~ in the Company’s audited consolidated financial statements (Document 2).

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Revised Annual Information Form of the Registrant for the year ended December 31, 2005
2.*	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference
Consolidated Balance Sheets as of December 31, 2005 and 2004;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2005 and 2004;
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004;
Notes to Consolidated Financial Statements.
3.*	Management Discussion and Analysis of Financial Conditions and Results of Operations

* Previously filed on Form 40-F with the Securities and Exchange Commission on March 31, 2006, and incorporated herein by reference.

1.	ANNUAL INFORMATION FORM OF ENTRÉE GOLD INC.

ENTRÉE GOLD INC.

Annual Information Form

(amended)

FOR THE YEAR ENDED

DECEMBER 31, 2005

DATED MARCH 23, 2006

2

TABLE OF CONTENTS

Date of information	3
Forward Looking Statement	3
Currency and Exchange	3
Defined Terms and Abbreviations	3
INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	28
TRANSFER AGENTS AND REGISTRARS	28
MATERIAL CONTRACTS	28
INTEREST OF EXPERTS	29
ADDITIONAL INFORMATION	30

ENTRÉE GOLD INC.

ANNUAL INFORMATION FORM

(amended)

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

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standard for the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

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

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In July 2002, the Company entered into and option agreement to acquire 60% of three mineral exploration licenses in Mongolia covering 179,590 hectares (“Lookout Hill”) (See below). During 2002 our management changed to current management.

In September, 2003, the Company agreed to purchase a 100% interest in Lookout Hill and a 4th mineral license (“Manlai”) from the option or for cash and stock. During 2003, the Company raised $11,356,687 from the issuance of capital stock and began initial exploration of the Mongolian concessions.

Exploration continued the exploration of the Mongolian concessions during 2004. In October 2004, the Company entered into an Equity Participation and Earn-in Agreement with Ivanhoe Mines Ltd. (“Ivanhoe”) to explore approximately 40,000 hectares of Lookout Hill (“Entrée-Ivanhoe Project Property”) in return for the right to earn a 70% or 80% interest in the project property depending on the depth of mineralization for the expenditure of $35,000,000 in exploration (see below). During 2004, the Company raised $4,016,448 from the issuance of capital stock of which $3,846,521 represented an equity investment by Ivanhoe.

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

6

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

Investment by Rio Tinto plc

In June 2005, Rio Tinto plc (one of the world’s largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, “Rio Tinto”) completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of $C2.20 per unit, which consisted of one Entrée common share and two warrants (one “A” warrant and one “B” warrant). Two “A” warrants entitle Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two “B” warrants entitle Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of Entrée’s shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to Entrée of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

At March 15, 2006 Ivanhoe owned approximately 14.8% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.3% upon the exercise of warrants.

At March 15, 2006 Rio Tinto owned approximately 9.0% of Entrée’s issued and outstanding shares with the potential to hold up to a total of 16.4% upon the exercise of warrants.

Ivanhoe and Rio Tinto are required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for “extraordinary” matters. “Extraordinary” matters are defined in the Equity Participation and Earn-In Agreement to mean matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

Management believes that the additional investment by Rio Tinto represents a strong endorsement by one of the world’s largest mining companies of Entrée’s management and property holdings. We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.

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

We believe we were a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2005, which may have a material affect on U.S. Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).

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

[2]	The initial three year period of this license will not expire until October 31, 2006.

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

Topography in the area varies from being quite hilly and rugged at the Eastern Zone to rolling sandy plains at the Western Zone. The hills of the Eastern Zone are cut by relatively deeply incised linear drainages/canyons having steep walls (fault controlled?). Drainages in the Western Zone are almost non-existent being choked by drifting sand. Relief on the property varies up to 145 metres with the mean elevation being approximately 1,325 metres.

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

Geological Setting

The project area is bisected by a major NE-trending fault that separates the volcanic and volcaniclastic sections (which includes “Manlai” hill) in the southeastern block from the argillite, phyllite, and large Cu-bearing granodiorite stock in the northwestern block. The SE block appears to have been significantly down-dropped relative to the NW block and tilted northward between 30 and 40 degrees based on the dips noted along a major angular unconformity that is exposed over 4 km of strike length. This unconformity is significant because it represents the eruptive surface (paleo-surface) for a bi-modal volcanic system (rhyolitic and basaltic-andesitic lavas and volcaniclastics) that is genetically related to the intrusive-dominated alteration and Cu-mineralization in the Eastern Target area. The northward dip on the paleo-surface implies around 1000 m of denudation has occurred over the East Target area.

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

Trading history

The following quotations reflect the high, low and closing bids, volume and number of trades on the TSX Venture Exchange for the Applicant’s common shares for each of the past 12 months, starting with the most recent month:

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

The price of the Company’s common shares as reported by the TSX Venture at the close of the business on December 31, 2005 was C$1.73 per share and on March 21, 2006 was C$2.05 per share.

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

DIRECTORS AND OFFICERS

The Applicant’s current Board of Directors consists of five directors. The following is a brief account of the education and business experience of each director and executive officer during the last five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he was employed or with which he is/was involved as an officer, director or beneficial owner of securities with more than a 10% voting position.

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

Mr. Bailey is an exploration geologist with more than 27 years of industry experience. Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals exploration and development company whose shares are listed for trading on the Toronto Stock Exchange and the American Stock Exchange. Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years. Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals. Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC. Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets.

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

Mr. Harris is a corporate, securities and business lawyer with over 20 years’ experience in British Columbia and internationally. He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance. Clients have included public companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, the OTC Bulletin Board and NASDAQ. Involved in a number of professional and community activities, Mr. Harris has been an instructor at the Professional Legal Training Course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the Vancouver Stock Exchange. Apart from his legal education, Mr. Harris has also completed a graduate course in business at the London School of Economics.

Peter G. Meredith, Director

Mr. Meredith has been a director of the Applicant since November 24, 2004. He was nominated by Ivanhoe Mines Ltd. as its representative on the Applicant’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Applicant and Ivanhoe Mines Ltd.

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

Robert M. Cann, Vice-President, Exploration

Mr. Cann has been the Applicant’s Exploration Manager since July, 2002 and was appointed to the position of Vice-President, Exploration on August 11, 2005.

Mr. Cann has been in charge of the startup and management of all of the Applicant’s support operations and exploration projects in Mongolia since July, 2002. He has extensive experience in project management, geological consulting and office management. Prior to joining the Applicant, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000. From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Geological Association of Canada, the Association of Professional Engineers and Geoscientists (BC) – P. Geo., the Canadian Institute of Mining and Metallurgy (CIMM) and the Canadian Information Processing Society.

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
(2)

Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

Committees of the Board of Directors

The committees of the Board are the Audit Committee, the Compensation Committee, the Nominating Committee and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence and financial literacy requirements of applicable securities legislation and policies for audit committee members. The members of the Audit Committee are Mark Bailey, James L. Harris and Peter G. Meredith (chairman).

Peter G. Meredith is a Chartered Accountant with significant experience working with resource issuers, both as an independent auditor and as a chief financial officer. Mark Bailey is a mining executive with extensive experience in the industry. James Harris is a corporate lawyer who has acted for and served as a director and officer of resource companies for a number of years. As such each has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

Audit Fees ($CDN)	2005	2004
Audits of the Company’s consolidated financial statements meetings with the Audit Committee and management in respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and US securities filings.	$77,017	$75,879
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Compensation Committee

The Compensation Committee is comprised of three members of the Board: Mark Bailey (chairman), James Harris and Peter G. Meredith.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflecting the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

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

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist. Neither Mr. Crowe, the President and Chief Executive of the Applicant, nor Mr. Bottomer, the Vice-President, Corporate Development of the Applicant, is an independent director. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Applicant’s mining properties, programs, budgets, and other related activities and the administration thereof.

PROMOTERS

Not applicable

LEGAL PROCEEDINGS

Not applicable

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable

TRANSFER AGENTS AND REGISTRARS

Pacific Corporate Trust Company is both the transfer agent and registrar for the Applicant. Pacific Corporate Trust Company’s Toronto branch, Pacific Corporate Services Ltd., has been appointed as the Co-Transfer Agent and Registrar.

MATERIAL CONTRACTS

1.	Equity Participation Agreement dated 17th June, 2005, between Entrée Gold Inc. and Kennecott Canada Exploration Inc. (“Kennecott”)

Pursuant to this agreement, Kennecott acquired 6,306,921 units of Entrée at a price of $2.20 per unit. Each unit comprises one common share, one share purchase warrant A (“A Warrant’) and one share purchase warrant B (“B Warrant”). Two A Warrants entitles Kennecott to acquire an additional share for two years at a price of $2.75. Two B Warrants entitles Kennecott to acquire an additional share for two years at a price of $3.00.

The agreement includes provisions pursuant to which Kennecott will be entitled to maintain its proportional equity interest in future financings by Entrée and will vote its shares in support of certain matters at meetings of Entrée’s shareholders.

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

Under this agreement, the Applicant granted Ivanhoe the right to earn an interest in approximately 25% (40,000 hectares) of its Lookout Hill Property, Mongolia (the “Project Property”). Under the agreement, Ivanhoe must spend a minimum of $20 million within five years in order to earn a 51% interest in the Project Property. Thereafter, Ivanhoe can increase its interest to 60% by spending $7,500,000 within the following 1.5 years, and to 70% in mineralization above a depth of 560 metres, and 80% in mineralization below that depth, by spending a final $7,500,000 million by the end of eight years. Thereafter, the Applicant has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

Ivanhoe also agreed to subscribe to a C$4,600,000 million equity private placement by the Applicant, comprising 4.6 million units at a price of C$1.00 per unit, each unit consisting of one common share of the Applicant and the right to purchase one additional common share, exercisable for two years at a price of $1.10.

Under the agreement, Ivanhoe was granted a first right of refusal in the remaining 75% of the Applicant’s Lookout Hill Property.

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

While Ivanhoe is still earning an interest in the Project Property, it will have the right to participate in future financings by the Applicant, so as to maintain its proportional equity interest in the Applicant. Ivanhoe will have the right to nominate a director for appointment to the Applicant’s Board.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company, Chartered Accountants, in Vancouver, BC. The Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2005 and 2004 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting.

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

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase the Corporation’s Common Shares and interests of insiders in material transactions is contained in the management information circular for the annual general meeting of the Corporation to be held on May 18, 2006, which will be made available on SEDAR concurrent with the delivery of the document to the Corporation’s shareholders. Additional financial information is contained in the Corporation’s comparative financial statements and MD&A as at and for the years ended December 31, 2005 and 2004. Copies of the information circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, BC V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

APPENDIX

TO THE ANNUAL INFORMATION FORM DATED MARCH 23, 2006

ENTRÉE GOLD INC.

AUDIT COMMITTEE

CHARTER

I.	Purpose of Audit Committee of Entrée Gold Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1).	Assist the board of directors of the company (the “board”) in fulfilling its oversight responsibilities relating to:
a).

The quality and integrity of the company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

b).	The independence and qualifications of the company’s independent accountants and review of the audit efforts of the company’s independent accountants; and
c).	The development and implementation of policies and processes regarding corporate governance matters.
2).	Provide an open avenue of communication between the independent accountants, the company’s financial and senior management and the board.
3).

Prepare any reports required to be prepared by the committee pursuant to the rules of any stock exchange on which the company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company’s independent accountants. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.	Composition

The Committee shall be composed of at least three directors, each of whom shall, in the judgment of the Board, meet (i) the independence requirements of the relevant rules and regulations of any and all regulatory authorities having jurisdiction over the Company; (ii) the independence requirements of the rules of any stock exchange upon which the Company’s securities are listed (the “Exchange Rules”) for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an “audit committee financial expert,” as such term is defined by applicable rules and regulations, and be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement as required by the Exchange Rules.

B

III.	Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Company annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.	Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.	Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee may also appoint a Secretary who need not

C

be a director. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI.	Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1).	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.
2).	The Committee shall meet at least quarterly (or more frequently as circumstances dictate).
3).

Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.	Specific Duties

In meeting its responsibilities, the Committee is expected to:

1).

Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2).

Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3).

Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4).

Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5).	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.

D

6).	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.
7).	Consider and review with the independent accountants, out of the presence of management:
a).	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;
b).	the truthfulness and accuracy of the Company’s financial statements; and
c).	any related significant findings and recommendations of the independent accountants together with management’s responses thereto.
8).	Following completion of the annual audit, review with management and the independent accountants:
a).	the Company’s annual financial statements and related footnotes;
b).	the independent accountants’ audit of the financial statements and the report thereon;
c).	any significant changes required in the independent accountants’ audit plan; and
d).	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.
9).

Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10).

Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

11).

In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses.

12).	Consider and review with management:
a).	significant findings during the year and management’s responses thereto; and
b).	any changes required in the planned scope of their audit plan.
13).

Review filings with all regulatory authorities having jurisdiction and other published documents containing the Company’s financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

E

14).

Prepare and include in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction any report from the Committee or other disclosures as required by applicable laws and regulations.

15).

Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

16).	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings.
17).

Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

18).

Establish, review and update periodically a Code of Business Conduct and Ethics for employees, consultants, officers and directors of the Company and ensure that management has established a system to enforce this Code of Business Conduct and Ethics.

19).	Review management’s monitoring of the Company’s compliance with the Company’s Code of Business Conduct and Ethics.
20).

Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators.

21).	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management.
22).	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.
23).	Provide advice on changes in Board compensation.
24).	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.
25).	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.
26).

Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

27).	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws.

F

28).	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

ANNEX A

PROCEDURES FOR THE SUBMISSION OF

COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR

AUDITING MATTERS

1.

Entrée Gold Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.

Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Entrée Gold Inc..

c/o Audit Committee

Attn: Chairperson

Suite 1201 - 1166 Alberni St.

Vancouver, BC CANADA V6E 3Z3

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.
4.

At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

EXHIBITS
99.1(1)	Code of Conduct for Chief Executive Officer and Senior Accounting Officers
99.2(1)	Audit Committee Charter
99.3	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7(1)	Consent of Davidson and Company
99.8(1)	Consent of AMEC Americas Limited
99.9(1)	Consent of XDM Geological Consultants Inc.
99.10(1)	Consent of Robert Cann

(1) Previously filed on Form 40-F with the U.S. Securities and Exchange Commission on March 31, 2006, and incorporated herein by reference.

9

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

ENTRÉE GOLD INC.

By /s/    “Mona Forster”

Mona Forster, Corporate Secretary

Date: April 21, 2006

99.3	CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Gregory Crowe, certify that:

I have reviewed this annual report on Form 40-F/A of Entrée Gold Inc.;

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
Date: April 21, 2006	By:	/s/ “Gregory Crowe” Gregory Crowe Chief Executive Officer

99.4        CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Hamish Malkin, certify that:

I have reviewed this annual report on Form 40-F/A of Entrée Gold Inc;

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
Date: April 21, 2006	By:	/s/ “Hamish Malkin”____ Hamish Malkin Chief Financial Officer

99.5        CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Entrée Gold Inc. (the “Company”) on Form 40-F/A for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gregory Crowe, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)         The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)         The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 21, 2006	/s/ “Gregory Crowe”
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

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Entrée Gold Inc. (the “Company”) on Form 40-F/A for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hamish Malkin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)         The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)         The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 21, 2006	/s/ “Hamish Malkin”
Hamish Malkin
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Entrée Gold Inc. will be retained by Entrée Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.