Form 40-F
period 2007-12-31
ENTREE GOLD INC
filed 2008-03-31
CIK 1271554

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007  Commission File Number: 001-32570

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

National Registered Agents, Inc.,

1090 Vermont Avenue NW, Suite 910,

Washington, DC 20005

(888) 505-5229

 (Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of each exchange on which registered

Common Shares

The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common  Shares

For annual reports, indicated by check mark the information filed with this Form:

[ X ] Annual information form

[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  The registrant had 93,572,841 common shares issued and outstanding at December 31, 2007.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES

NO

X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES       X

NO

EXPLANATORY NOTE

Entrée Gold Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production;

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Even though the Company is a Canadian issuer and is permitted under the multi-jurisdictional disclosure system, adopted by the Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, including Canadian generally accepted accounting principles (“GAAP”), the Company has prepared its financial statements in accordance with United States generally accepted accounting principles.  Therefore, no reconciliation is required or included.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2007 is filed as Exhibit 1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 2 and incorporated by reference in this Annual Report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2007, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.  The Company’s management, with the participation of the CEO and the CFO, reached the conclusion above as to the effectiveness of the Company's disclosure controls and procedures notwithstanding the fact that management determined that there were material weaknesses with respect to the Company's internal control  over financial reporting.  Management determined that the material weaknesses in internal controls over financial reporting regarding information technology security and tax accounting did not arise from a lapse in the Company's disclosure policies.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

In performing the assessment, management identified material weaknesses in our internal control processes regarding information technology systems. These weaknesses included inadequate security, inadequate restricted access to systems and insufficient disaster recovery plans. Management has also identified material weaknesses in the Company’s internal control processes over the accounting for income taxes, including deferred tax assets and the availability of resource expenditures in foreign jurisdictions.  Because of these material weaknesses, management believes that as of December 31, 2007, the Company’s internal controls over financial reporting were not effective.  The Company is addressing these weaknesses as described below under the section heading “Changes in Internal Control Over Financial Reporting”.  Because of the material weaknesses described above, management believes that as of December 31, 2007, the Company’s internal controls over financial reporting was not effective.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2007.   In this report, the Company’s independent registered public accounting firm, Davidson & Company LLP, Chartered Accountants, in Vancouver, BC, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2007.   Davidson & Company LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.  The Auditor’s Attestation Report is included in the Company’s financial statements, attached hereto as Exhibit 2.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, in order to remediate the material weaknesses identified above, the Company implemented the following changes in internal control over financial reporting:

Remediation of Material Weaknesses in Information Technology Controls

The changes in internal controls over financial reporting taken by management, described below, were designed to remedy the Company’s material weaknesses in security system access and disaster recovery.  Management has taken immediate steps to increase the security of our network and has initiated a disaster recovery plan. Management is working to establish a strong and effective control environment.

As management continues to work toward improving the Company’s information technology systems during the 2008 fiscal year, sound information technology security practices will continued to be integrated throughout the Company in a compliant and consistent manner.

Remediation of Material Weaknesses Over Accounting for Income Taxes

The Company is utilizing the services of an external tax consultant to remedy the weaknesses in the Company’s income tax process.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors” or “Board”) has separately designated standing Compensation and Corporate Governance and Nominating Committees. The Company’s Board of Directors has determined that all the members of the Compensation and Corporate Governance and Nominating Committees are independent, based on the criteria for independence and unrelatedness prescribed by Rules 121 and Rule 803 of the American Stock Exchange Company Guide.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time. The Company’s Compensation Committee is comprised of Michael Howard (chairman), Mark Bailey and Peter G. Meredith.  The Company’s CEO cannot be present during the Committee’s deliberations or vote.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board of Directors to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are Michael Howard, James L. Harris (chairman) and Peter G. Meredith.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee comprises of Mark Bailey, Michael Howard and Peter G. Meredith (chairman), all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Rules 121 and 803A of the American Stock Exchange Company Guide) and are financially literate.  The Audit Committee meets the composition requirement set forth by AMEX Rule 803(B)(2).

Mark Bailey:

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

Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Michael Howard:   Mr. Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.  Mr. Howard, the former leader of the Conservative Party in Britain and a distinguished lawyer, has filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment. Since leaving office he was Shadow Foreign Secretary and then Shadow Chancellor. He remains a Member of Parliament until the next election. Since 2005, Mr. Howard has been appointed to a number of corporate boards and is the European Chairman of Diligence, a leading business intelligence consultancy.  Mr. Howard is also currently a director of Norhern Racing Limited, Amteus plc and Offshield Limited.

Peter Meredith:       Mr. Meredith has been a director of the Company since November 24, 2004.  He was nominated by Ivanhoe Mines Ltd. as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Company and Ivanhoe Mines Ltd.  He is Ivanhoe Mines’ former Chief Financial Officer (CFO) and assumed the position of Deputy Chairman in May, 2006, overseeing the company's business development and corporate relations. Mr. Meredith was Ivanhoe Mines’ CFO from May, 2004, to May, 2006, and from June, 1999, to November, 2001. Mr. Meredith has been the CFO of Ivanhoe Capital Corporation since June, 1996. Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world.  Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance.  He is a member of the Canadian Institute of Chartered Accountants.  Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., Jinshan Gold Mines Inc., and SouthGobi Energy Resources Ltd.

The members of the Audit Committee are appointed or reappointed on an annual basis by the Board of Directors.

The Audit Committee meets with the CEO and the CFO of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's independent registered public auditing firm.  The Audit Committee also recommends to the Board of Directors the independent registered public auditing firm to be appointed.  In addition, the Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to the Company’s AIF (filed as Exhibit 1 and incorporated by reference in this Annual Report on Form 40-F) as the Appendix.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Peter Meredith qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent as defined by the Exchange Act Rule 10A-3 and Rules 121 and 803A of AMEX Company Guide.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditor.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2006 and 2007 have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by Davison & Company, Chartered Accountants, the Company’s external auditor, in each of the last two years.

	2007	2006
Audit Fees (1):	$96,925	$59,925
Audit-Related Fees (2):	$16,000	-
Tax Fees (3):	-	$4,569
All Other Fees (4):	-	-
Total:	$120,567	$64,494

(1)  Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.

(2)  Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.

(3)  Tax compliance, taxation advice and tax planning for international operations.

(4)  The aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered accountant, other than the services reported above.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CODE OF ETHICS

The Company has adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer, Chief Financial Officer and Controller, which was previously filed with the SEC as Exhibit 14.1 on Form 10-KSB for the year ended December 31, 2004 and is incorporated herein by reference.

A copy of the Code is available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1201 – 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

During the fiscal year ended December 31, 2007, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Capital Resources and Liquidity ” contained in Exhibit 3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 years	More than 5 years
Long Term Debt Obligation	--	--	--	--	--
Capital (Finance) Lease Obligation	--	--	--	--	--
Operating Lease Obligations (1)	325,150	111,605	213,545	--	--
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities Reflected on the Company’s Balanace Sheet Under GAAP of the Primary Financial Statements	--	--	--	--	--
Total	325,150	111,605	213,545	--	--

(1)  Contractual obligations for office leases.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles and bylaws.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

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

In addition, the Company may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.entreegold.com.  Information contained on its website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with the SEC on Form 10-SB on October 12, 2004, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file this annual report arises.

EXHIBITS
1.	Annual Information Form of the Company for the year ended December 31, 2007
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2007 and 2006;
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2007, 2006 and since inception (July 19, 1995 to December 31, 2007);

Consolidated Statement of Stockholders’ Equity since the Date of Inception, including Balances as of July 19, 1995, April 30, 1996, April 30, 1997, April 30, 1998, April 30, 2000, April 30, 2001, April 30, 2002, April 30, 2003, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006 and December 2007;

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and since inception (July 19, 1995 to December 31, 2007);
Notes to Consolidated Financial Statements
3.	Management Discussion and Analysis
CERTIFICATIONS
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8.	Consent of Davidson & Company LLP, Chartered Accountants
9.	Consent of James R. Foster
10.	Consent of John Vann, Quantitative Group (QG)
11.	Consent of Scott Jackson, Quantitative Group (QG)
12.	Consent of Dean David, GRD Minproc (Minproc)
13.	Consent of Robert M. Cann
14.	Consent of Harry Parker

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.

By:
Name:	Gregory G. Crowe
Title:	Chief Executive Officer
Date:	March 27, 2008