Form 40-F
period 2008-12-31
ENTREE GOLD INC
filed 2009-03-31
CIK 1271554

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-32570

ENTRÉE GOLD INC.

 (Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
(604) 687-4777
(Address and Telephone Number of Registrant’s Principal Executive Offices)

National Registered Agents, Inc. 1090 Vermont Avenue NW, Suite 910 Washington, DC 20005 (888) 505-5229	Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2008, 94,560,898 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes    ☐ No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law.  Investors are cautioned against attributing undue certainty to forward-looking statements

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.2240.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2008 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2008 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2008.  In this annual report, the Company’s independent registered auditor, Davidson & Company LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2008.  Davidson & Company has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Davidson & Company’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed with Exhibit 99.2 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Management of the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, which identified material weaknesses in the Company’s control processes around information technology systems.  These weaknesses included inadequate security, inadequate restricted access to systems and insufficient disaster recovery plans.  Management also identified material weaknesses in the Company’s internal control processes over the accounting for income taxes, including deferred tax assets and the availability of resource expenditures in foreign jurisdictions.  During the fiscal year ended December 31, 2008, management took steps to remedy all of the identified material weaknesses.  In particular, management increased the security of the Company’s network, initiated a disaster recovery plan and utilized the services of an external tax consultant to remedy the weaknesses in the Company’s income tax process.  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, after all of the changes to internal control over financial reporting had been implemented.  Management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Nominating and Audit Committees. The Board of Directors has determined that all the members of the Compensation, Nominating, and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by section 803 of the NYSE Amex Company Guide.

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

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board of Directors to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are James L. Harris (chairman), Michael Howard and Peter G. Meredith.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of:

Mark Bailey:
Mr. Bailey is an exploration geologist with more than 27 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets. Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Michael Howard:
Mr. Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.  Mr. Howard, the former leader of the Conservative Party in Britain and a distinguished lawyer, has filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment. Since leaving office he was Shadow Foreign Secretary and then Shadow Chancellor. Since 2005, Mr. Howard has been appointed to a number of corporate boards and is currently a director of Northern Racing Limited, Amteus plc, Helphire plc, and Offshield Limited.

Peter Meredith:
 Mr. Meredith has been a director of the Company since November 24, 2004.  He was nominated by Ivanhoe Mines Ltd. as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Company and Ivanhoe Mines Ltd.  Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations. Mr. Meredith is Ivanhoe Mines' deputy chairman, overseeing the company's business development and corporate relations. He joined the Ivanhoe Group in 1996 and was chief financial officer of Ivanhoe Mines prior to his appointment as deputy chairman. He has been a director of SouthGobi Energy Resources (formerly Asia Gold) since it went public in December, 2003 and is its Chief Executive Officer. Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., and Ivanhoe Australia Ltd.  Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world. Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance. He is also a member of the Canadian Institute of Chartered Accountants.

In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and section 803 of the NYSE Amex Company Guide) and are financially literate.  The Audit Committee meets the composition requirements set forth by section 803(B)(2) of NYSE Amex Company Guide.

The members of the Audit Committee are appointed or reappointed on an annual basis by the Board of Directors.

The Audit Committee meets with the President, the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Company’s Audit Committee Charter is attached to the Company’s AIF, filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Peter Meredith qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and section 803 of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2008	2007
Audit Fees(1)	$192,775	$104,567
Audit Related Fees(2)		$16,000
Tax Fees(3)	31,478	-
All other fees	-	-
Total:	$224,253	$120,567

(1)  Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection
With Canadian and US securities filings.

(2)  Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.

(3)  Tax compliance, taxation advice and tax planning for international operations.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2008 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer, Chief Financial Officer and Controller, which was previously filed with the SEC as Exhibit 14.1 to Form 10-KSB for the year ended December 31, 2004 and is incorporated herein by reference.

A copy of the Code is available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1201 - 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

During the fiscal year ended December 31, 2008, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2008 information with respect to the Company’s known contractual obligations.

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Year	Total

Office leases	$124,968	$106,644	-	-	$231,719
Total	$124,968	$106,644	-	-	$231,719

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex.  Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement:  The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.entreegold.com.  Information contained on its website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on Form 10-SB on October 12, 2004, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2008
99.2	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2008 and 2007;
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2008, 2007 and since inception (July 19, 1995 to December 31, 2008);

Consolidated Statement of Stockholders’ Equity since the Date of Inception, including Balances as of July 19, 1995, April 30, 1996, April 30, 1997, April 30, 1998, April 30, 2000, April 30, 2001, April 30, 2002, April 30, 2003, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, December 2007 and December 31, 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and since inception (July 19, 1995 to December 31, 2008);
Notes to Consolidated Financial Statements
99.3	Management Discussion and Analysis

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Davidson & Company LLP, Chartered Accountants
99.9	*Consent of John Vann, Quantitative Group (QG)
99.10	*Consent of Scott Jackson, Quantitative Group (QG)
99.11	*Consent of Dean David, GRD Minproc (Minproc)
99.12	*Consent of Robert M. Cann
99.13	*Consent of Harry Parker
99.14	*Consent of James R. Foster

*	Consents to be filed upon amendment

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.

By:	Gregory G. Crowe
Name:	Gregory G. Crowe
Title:	Chief Executive Officer

Date: March 30, 2009