Form 40-F/A
period 2008-12-31
ENTREE GOLD INC
filed 2009-04-03
CIK 1271554

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F/A (Amendment No. 1)

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

This amendment number one to the Company’s annual report on Form 40-F for the year ended December 31, 2008 is being made to file the consents listed as “to be filed upon amendment” in the Exhibit Index section of Company’s Form 40-F dated March 31, 2009.  No other sections of the Company’s annual report on Form 40-F have been amended, revised or updated.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this amendment number one to the Company’s annual report on Form 40-F for the year ended December 31, 2008:

Certifications
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
9.	Consent of John Vann, Quantitative Group (QG)
10.	Consent of Scott Jackson, Quantitative Group (QG)
11.	Consent of Dean David, GRD Minproc (Minproc)
12.	Consent of Robert M. Cann
13.	Consent of Harry Parker
14.	Consent of James R. Foster

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.

By:	Gregory G. Crowe
Name:	Gregory G. Crowe
Title:	Chief Executive Officer

Date: April 3, 2009