Form 40-F
period 2009-12-31
ENTREE GOLD INC
filed 2010-04-01
CIK 1271554

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2009, 97,059,346 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒      Yes             ☐      No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐       Yes           ☐       No

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

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0466.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2009.  In this annual report, the Company’s independent registered auditor, Davidson & Company LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009.  Davidson & Company has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Davidson & Company’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed with Exhibit 2 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has a separately designated standing Compensation Committee, Corporate Governance and Nominating Committee, Audit Committees and Technical Committeee. The Board of Directors has determined that all the members of the Compensation, Nominating, and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by section 803 of the NYSE Amex Company Guide.

In the year ended December 31, 2009, an additional committee of the Board of Directors was formed to consider transactions which might enhance shareholder value. That committee is comprised of James Harris, Mark Bailey and Michael Howard.

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

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of:

Mark Bailey:
Mr. Bailey is an exploration geologist with more than 34 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years and recently put the Dolores Mine in Mexico into production.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets. Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Michael Howard:
Mr. Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.  Mr. Howard, the former leader of the Conservative Party in Britain and a distinguished lawyer, has filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment. Since leaving office he was Shadow Foreign Secretary and then Shadow Chancellor. He remains a Member of Parliament until the next election.  Since 2005, Mr. Howard has been appointed to a number of corporate boards and is currently Chairman of Northern Racing Limited and Luup Ltd,. and director of  Helphire plc.

Peter Meredith:
Mr. Meredith has been a director of the Company since November 24, 2004.  He was nominated by Ivanhoe Mines as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Company and Ivanhoe Mines.  Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations. Mr. Meredith is Ivanhoe Mines' deputy chairman, overseeing the company's business development and corporate relations. Mr. Meredith joined the Ivanhoe Group in 1996 and was chief financial officer of Ivanhoe Mines prior to his appointment as deputy chairman. He is Chairman of SouthGobi Energy Resources. Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., and Ivanhoe Australia Ltd.  Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world. Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance. He is also a member of the Canadian Institute of Chartered Accountants.

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

The full text of the Company’s Audit Committee Charter is attached to the Company’s AIF, filed as Exhibit 1 and incorporated by reference in this Annual Report on Form 40-F.

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

	2009	2008
Audit Fees(1)	$122,189	$192,775
Audit Related Fees(2)	-	-
Tax Fees(3)	23,704	31,478
All other fees	-	-
Total:	$145,892	$224,253

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2009 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

During the fiscal year ended December 31, 2009, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2009 information with respect to the Company’s known contractual obligations.

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Year	Total

Office leases	$133,547	$36,012	-	-	$169,559
Total	$133,547	$36,012	-	-	$169,559

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit                              Description

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2009
99.2	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2009 and 2008
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and since inception (July 19, 1995 to December 31, 2009);

Consolidated Statement of Stockholders’ Equity since the Date of Inception, including Balances as of July 19, 1995, April 30, 1996, April 30, 1997, April 30, 1998, April 30, 2000, April 30, 2001, April 30, 2002, April 30, 2003, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, December 2007, December 31, 2008 and December 31, 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and since inception (July 19, 1995 to December 31, 2009);
Notes to Consolidated Financial Statements
99.3	Management Discussion and Analysis
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of Davidson & Company LLP, Chartered Accountants
99.9	Consent of John Vann, Quantitative Group (QG)
99.10	Consent of Scott Jackson, Quantitative Group (QG)
99.11	Consent of Dean David, AMEC Minproc (AMEC Minproc)
99.12	Consent of Owen Cullingham

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.

By:	Gregory G. Crowe
Name:	Gregory G. Crowe
Title:	Chief Executive Officer

Date: March 31, 2010