Form 40-F/A
period 2009-12-31
ENTREE GOLD INC
filed 2010-11-02
CIK 1271554

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 001-32570

[Missing Graphic Reference]
ENTRÉE GOLD INC.
 (Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 1201 – 1166 Alberni Street
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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes      ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐ Yes      ☐    No

EXPLANATORY NOTE

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

This Amendment No. 1 to the Company’s annual report on Form 40-F for the year ended December 31, 2009, is being made for the purpose of filing an amended and restated annual information form (“AIF”) in connection with the proposed filing of a preliminary short form base shelf prospectus in Canada (the “Prospectus”).  As the AIF will be incorporated by reference in the Prospectus, the Company determined that it was in the best interests of the Company to amend and restate its AIF in order to provide additional and updated disclosure regarding the Company’s activities since March 31, 2010, the date of the AIF incorporated by reference in the Company’s annual report on Form 40-F for the year ended December 31, 2009.  The AIF as originally filed was not materially inaccurate or incomplete when filed and is being amended and restated solely because of the Company’s intention to the file the Prospectus.

Except as set forth above, no other amendments are being made to the Company’s annual report on Form 40-F for the year ended December 31, 2009, as originally filed with the Securities and Exchange Commission on April 1, 2010.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on Form 10-SB on October 12, 2004, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F/A arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this Amendment No. 1 to the Company’s annual report on Form 40-F for the year ended December 31, 2009:

Exhibit                              Description

Annual Information

99.1	Amended and Restated Annual Information Form of the Company for the year ended December 31, 2009
99.2*	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report on Form 40-F:
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

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and since inception (July 19, 1995 to December 31, 2009);
Notes to Consolidated Financial Statements
99.3*	Management Discussion and Analysis
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8*	Consent of Davidson & Company LLP, Chartered Accountants
99.9	Consent of John Vann, Quantitative Geoscience Pty Ltd
99.10	Consent of Scott Jackson, Quantitative Geoscience Pty Ltd
99.11	Consent of AMEC Minproc Limited
99.12	Consent of Wardrop Engineering Inc.
99.13	Consent of Robert M. Cann, Entrée Gold Inc.
99.14	Consent of Stantec Consulting International LLC
99.15	Consent of Dean David, AMEC Minproc Limited
99.16	Consent of Owen Cullingham, O.R. Cullingham Resource Consultant Ltd.
99.17	Consent of Bernard Peters, AMEC Minproc Limited
99.18	Consent ot George Stephen, Stantec Consulting International LLC*
99.19	Consent of Albert Chance, Golder Associates Ltd.
99.20	Consent of Jarek Jakubec, SRK Consulting Inc.
99.21	Consent of Bruce Brown, Rio Tinto Technology and Innovation
99.22	Consent of Robert Morrison, Wardrop Engineering Inc.

* Previously filed with the Company’s annual report on Form 40-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on April 1, 2010.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.

By: Gregory G. Crowe
Name: Gregory G. Crowe
Title: Chief Executive Officer

Date: November 2, 2010