Form 40-F
period 2010-12-31
ENTREE GOLD INC
filed 2011-03-25
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-32570

ENTRÉE GOLD INC.
 (Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
(604) 687-4777
(Address and Telephone Number of Registrant’s Principal Executive Offices)
National Registered Agents, Inc. 1090 Vermont Avenue NW, Suite 910 Washington, DC 20005 (888) 505-5229	Copies to: Kenneth G. Sam Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2010, 114,354,925 common shares of the Registrant were issued and outstanding.

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

Forward-looking statements include, but are not limited to, the future price of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the forward-looking statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form (“AIF”), filed as Exhibit 1 to this annual report on Form 40-F and incorporated herein by reference.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, filed as Exhibit 1 to this annual report on Form 40-F, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$0.9946.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2010 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2010.  In this annual report, the Company’s independent registered auditor, Davidson & Company LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2010.  Davidson & Company has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Davidson & Company’s attestation report on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, which are filed as Exhibit 2 and are incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s Corporate Governance policies and has a separately designated standing Compensation Committee, Corporate Governance and Nominating Committee, Audit Committee, and Technical Committeee. The Board has determined that all the members of the Compensation Committee, Corporate Governance and Nominating Committee, and Audit Committee are independent, based on the criteria for independence and unrelatedness prescribed by section 803A of the NYSE Amex Company Guide.

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

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are James L. Harris (chairman), Michael Howard and Peter G. Meredith.

Technical Committee

As at December 31, 2010, the Technical Committee consisted of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist.  Subsequent to year end, Alan Edwards, a mining engineer, was also appointed to the Technical Committee.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of Peter Meredith (chairman), Mark Bailey and Michael Howard.

Peter Meredith:
Mr. Meredith has been a director of the Company since November 24, 2004.  He was originally nominated by Ivanhoe Mines Ltd. (“Ivanhoe Mines”) as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, as amended, between the Company and Ivanhoe Mines.  Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations.  Mr. Meredith is Ivanhoe Mines' Deputy Chairman, overseeing the company's business development and corporate relations.  Mr. Meredith joined the Ivanhoe group in 1996 and was Chief Financial Officer of Ivanhoe Mines prior to his appointment as Deputy Chairman.  He is Chairman of SouthGobi Energy Resources.  Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., and Ivanhoe Australia Ltd.  Prior to joining Ivanhoe Mines, Mr. Meredith, a Chartered Accountant, was a partner and director of Deloitte & Touche.  Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance.  He is also a member of the Canadian Institute of Chartered Accountants.

Mark Bailey:
Mr. Bailey has been a director of the Company since June 28, 2002.  Mr. Bailey is an exploration geologist with more than 35 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders operates the multi-million ounce Dolores gold and silver mine in Mexico.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Michael Howard:
Lord Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.  He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Mr. Howard was created a Life Peer.  Lord Howard is currently a director of Orca Exploration Group and Helphire Group plc.

In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and section 803A of the NYSE Amex Company Guide) and are financially literate.  Additionally, the Audit Committee meets the composition requirements set forth by section 803(B)(2) of the NYSE Amex Company Guide.

The members of the Audit Committee are appointed or reappointed on an annual basis by the Board.

The Audit Committee meets with the President and CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Company’s Audit Committee Charter is attached to the Company’s AIF, filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Peter Meredith qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE Amex Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and section 803A of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP, Chartered Accountants, the Company’s independent registered public auditing firm, and its affiliates, in each of the last two years.

	2010	2009
Audit Fees(1)	$170,529	$122,189
Audit Related Fees(2)	-	-
Tax Fees(3)	$18,448	$23,704
All other fees(4)	$73,565	-
Total:	$262,542	$145,892

(1)
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and US securities filings.

(2)
Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

(4)	Audit fees associated with the June 30, 2010 acquisition of PacMag Metals Limited.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2010 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer, Chief Financial Officer and Controller, which was previously filed with the SEC as Exhibit 14.1 to the Company’s Form 10-KSB for the year ended December 31, 2004 and is incorporated herein by reference.

A copy of the Code is available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1201 - 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

During the fiscal year ended December 31, 2010, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Office Leases	$154,434	$236,824	$252,042	$196,483	$839,783
Total	$154,434	$236,824	$252,042	$196,483	$839,783

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in Articles.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

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

Shareholder Approval of Certain Transactions:  The NYSE Amex Company Guide requires shareholder approval in connection with the establishment of an equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants of a company.  The Company will follow the shareholder approval requirements of the Toronto Stock Exchange in connection with the establishment of equity compensation arrangements pursuant to which its officers, directors, employees, or consultants may acquire options or common shares.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.entreegold.com and/or in its annual report on Form 40-F.  Information contained on its website is not part of this annual report.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities.  During the fiscal year ended December 31, 2010, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report on Form 40-F:

Annual Information

Exhibit	Description

EX-99.1	Annual Information Form of the Company for the year ended December 31, 2010
EX-99.2	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2010 and 2009
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2010, 2009 and since inception (July 19, 1995 to December 31, 2010);

Consolidated Statement of Stockholders’ Equity since the Date of Inception, including Balances as of July 19, 1995, April 30, 1996, April 30, 1997, April 30, 1998, April 30, 2000, April 30, 2001, April 30, 2002, April 30, 2003, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, December 2007, December 31, 2008, December 31, 2009 and December 31, 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and since inception (July 19, 1995 to December 31, 2010);
Notes to Consolidated Financial Statements
EX-99.3	Management’s Discussion and Analysis
Certifications
EX-99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
EX-99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
EX-99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
EX-99.8	Consent of Davidson & Company LLP, Chartered Accountants
EX-99.9	Consent of John Vann, Quantitative Geoscience Pty Ltd
EX-99.10	Consent of Scott Jackson, Quantitative Geoscience Pty Ltd
EX-99.11	Consent of AMEC Minproc Limited
EX-99.12	Consent of Wardrop Engineering Inc.
EX-99.13	Consent of Robert M. Cann, Entrée Gold Inc.
EX-99.14	Consent of Stantec Consulting International LLC
EX-99.15	Consent of Dean David, AMEC Minproc Limited
EX-99.16	Consent of Owen Cullingham, O.R. Cullingham Resource Consultant Ltd.
EX-99.17	Consent of Bernard Peters, AMEC Minproc Limited
EX-99.18	Consent of George Stephen, Stantec Consulting International LLC
EX-99.19	Consent of Albert Chance, Golder Associates Ltd.
EX-99.20	Consent of Jarek Jakubec, SRK Consulting Inc.
EX-99.21	Consent of Bruce Brown, Rio Tinto Technology and Innovation
EX-99.22	Consent of Robert Morrison, Wardrop Engineering Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.

By:	Gregory G. Crowe
Name:	Gregory G. Crowe
Title:	Chief Executive Officer

Date: March 25, 2011