Form 40-F
period 2011-12-31
ENTREE GOLD INC
filed 2012-03-30
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

☒   Annual Information Form                                                                            ☒Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2011, 127,016,788 common shares of the Registrant were issued and outstanding.

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

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production and capital expenditures, the costs and timing of the development of new deposits, the potential for the discovery of additional mineralized zones on properties in which the Company has an interest, the potential for the expansion of existing deposits in which the Company has an interest, plans to prepare a Preliminary Economic Assessment on the Ann Mason Project, the inclusion of metallurgical test results and assays from historical holes in a Preliminary Economic Assessment on the Ann Mason Project, the timing for the release of a Preliminary Economic Assessment on the Ann Mason Project, the timing of and potential for future resource estimates on properties in which the Company has an interest, plans for future exploration and/or development programs and budgets, the potential for the Company’s inclusion in the Investment Agreement, the application of Resolution 175 to the Shivee Tolgoi and Javhlant licences, permitting time lines, currency fluctuations, requirements for additional capital, anticipated business activities, corporate strategies, proposed acquisitions and dispositions of assets, the use of proceeds from the Company's short form prospectus offering and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the forward-looking statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum will remain relatively stable, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form (“AIF”), filed as Exhibit 1 to this annual report on Form 40-F and incorporated herein by reference.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0170.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2011 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2011.  In this annual report, the Company’s independent registered auditor, Davidson & Company LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2011.  Davidson & Company has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Davidson & Company’s attestation report on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, which are filed as Exhibit 2 and are incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s Corporate Governance policies and has a separately designated standing Compensation Committee, Corporate Governance and Nominating Committee, Audit Committee, and Technical Committee. The Board has determined that all the members of the Compensation Committee, Corporate Governance and Nominating

Committee, and Audit Committee are independent, based on the criteria for independence and unrelatedness prescribed by section 803A of the NYSE Amex Company Guide.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time. The Company’s Compensation Committee is comprised of Michael Howard (chairman), Mark Bailey and Alan Edwards.  The Company’s CEO cannot be present during the Committee’s deliberations or vote.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are James L. Harris (chairman), Michael Howard and Alan Edwards.

Technical Committee

The Technical Committee consists of Alan Edwards (Chairman), Mark Bailey, Lindsay Bottomer and Gregory Crowe.  Mr. Edwards is a mining engineer, and Mssrs. Bailey, Bottomer and Crowe are professional geologists.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Business Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of Peter Meredith (chairman), Mark Bailey and Michael Howard.

Peter Meredith:
Mr. Meredith has been a director of the Company since November 24, 2004.  Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations.  Mr. Meredith is deputy chairman of Ivanhoe Mines Ltd., overseeing the company's business development and corporate relations.  Mr. Meredith joined the Ivanhoe Group in 1996 and was chief financial officer of Ivanhoe Mines prior to his appointment as deputy chairman.  He is Chairman of SouthGobi Resources Ltd.  Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., and Ivanhoe Australia Ltd.  Prior to joining Ivanhoe Mines, Mr. Meredith, a Chartered Accountant, was a partner and director of Deloitte & Touche.  Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance.  He is also a member of the Canadian Institute of Chartered Accountants.

Mark Bailey:
Mr. Bailey has been a director of the Company since June 28, 2002.  Mr. Bailey is an exploration geologist with more than 35 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders operates the multi-million ounce Dolores gold and silver mine in Mexico.  On March 26, 2012, Minefinders announced that its shareholders had approved a plan of arrangement pursuant to which Pan American Silver Corp. will acquire all of the issued and outstanding shares of Minefinders.  The transaction is expected to close on or about March 30, 2012.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Michael Howard:
The Rt. Honourable Lord Howard of Lympne has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.  He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and then Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Lord Howard was created a Life Peer.  He was created a Companion of Honour in the Queen’s Birthday Honours List, 2011.  Lord Howard is currently a director of Orca Exploration Group.

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

The Audit Committee meets with the President, the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements and the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2011	2010
Audit Fees(1)	$93,412	$139,718
Audit Related Fees(2)	$26,112	$30,810
Tax Fees(3)	$38,028	$13,436
All other fees(4)	$26,949	$78,578
Total:	$184,501	$262,542

(1)
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and US securities filings.

(2)
Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

(4)	Audit fees associated with the June 30, 2010 acquisition of PacMag Metals Limited and the review of the Company’s short form base shelf prospectus supplement.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2011 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

During the fiscal year ended December 31, 2011, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Office Leases	$286,412	$389,173	$413,544	$86,723	$1,175,852
Total	$286,412	$389,173	$413,544	$86,723	$1,175,852

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

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

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.entreegold.com and/or in its annual report.  Information contained on its website is not part of this annual report.

On May 31, 2011, the NYSE Amex approved for listing 120,000 common shares of the Company, 20,000 of which were issued to (and 100,000 of which are issuable to) an individual pursuant to a Confidentiality and Finder’s Fee Agreement dated October 2, 2009.  Shareholder approval of the issuance of the shares would ordinarily have been required pursuant to Section 711 of the NYSE Amex Company Guide.  Pursuant to Section 110 of the NYSE Company Guide, the Company did not seek shareholder approval, but provided written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities.  During the fiscal year ended December 31, 2011, our U.S. exploration properties were not subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the "Mine Act").

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

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report on Form 40-F:

Exhibit                              Description

Annual Information

1.	Annual Information Form of the Company for the year ended December 31, 2011
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2011 and 2010
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2011, 2010 and since inception (July 19, 1995 to December 31, 2011);

Consolidated Statement of Stockholders’ Equity since the Date of Inception, including Balances as of July 19, 1995, April 30, 1996, April 30, 1997, April 30, 1998, April 30, 2000, April 30, 2001, April 30, 2002, April 30, 2003, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, December 2007, December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011;

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and since inception (July 19, 1995 to December 31, 2011);
Notes to Consolidated Financial Statements
3.	Management Discussion and Analysis
Certifications
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8.	Consent of Davidson & Company LLP, Chartered Accountants
9.	Consent of AMC Consultants Pty Ltd
10.	Consent of Robert Cann, Entrée Gold Inc.
11.	Consent of Robert Cinits, Entrée Gold Inc.
12.	Consent of Quantitative Geoscience Pty Ltd
13.	Consent of AGP Mining Consultants Inc.
14.	Consent of James Foster, Entrée Gold Inc.
15.	Consent of Scott Jackson, Quantitative Geoscience Pty Ltd
16.	Consent of Lyn Jones, AGP Mining Consultants Inc.
17.	Consent of Scott Jackson, Quantitative Geoscience Pty Ltd

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.

By:	Gregory G. Crowe
Name:	Gregory G. Crowe
Title:	Chief Executive Officer

Date: March 29, 2012