Form 40-F
period 2012-12-31
ENTREE GOLD INC
filed 2013-04-02
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 001-32570

ENTRÉE GOLD INC.

 (Exact Name of Registrant as Specified in its Charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)
Suite 1201 – 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
(604) 687-4777 (Address and Telephone Number of Registrant’s Principal Executive Offices)
National Registered Agents, Inc.
1090 Vermont Avenue NW, Suite 910
Washington, DC 20005
(888) 505-5229
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies to: Kenneth G. Sam Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 629-3400

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2012, 128,877,243 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒Yes     ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐No

2

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

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; future mineral production; costs of production and capital expenditures; the availability of project financing; future cash flows; the potential development of future phases of the Oyu Tolgoi mining complex, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit; statements concerning the expected timing of initial production from Lift 1 of the Oyu Tolgoi block underground cave mine; discussions with third parties regarding material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and the Company’s interest in the Joint Venture Property; the potential impact of amendments and proposed amendments to the laws of Mongolia; statements regarding the expected release date of the feasibility study for the Oyu Tolgoi mining complex; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; the timing and results of future resource and reserve estimates; potential types of mining operations; government regulation of exploration and mining operations; the potential for Entrée’s inclusion in the Investment Agreement or another agreement pursuant to which the Government of Mongolia directly or indirectly invests in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance. In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the forward-looking statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form (“AIF”), filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated herein by reference.

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

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2012 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$0.9949.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2012.  In this annual report, the Company’s independent registered auditor, Davidson & Company LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2012.  Davidson & Company has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

Davidson & Company LLP’s attestation report on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, which are filed as Exhibit 99.2 and are incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s Corporate Governance policies and has a separately designated standing Compensation Committee, Corporate Governance and Nominating Committee, Audit Committee, and Technical Committeee. The Board has determined that all of the members of the Compensation Committee, Corporate Governance and Nominating Committee, and Audit Committee are independent, based on the criteria for independence and unrelatedness prescribed by section 803A of the NYSE MKT Company Guide.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time. The Company’s Compensation Committee is comprised of Michael Howard (chairman), Mark Bailey and Alan Edwards.  The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are James L. Harris (chairman), Alan Edwards, Gorden Glenn and  Michael Howard.

Technical Committee

The Technical Committee consists of Alan Edwards (chairman), Mark Bailey, Gordon Glenn,  Lindsay Bottomer and Gregory Crowe.  Mr. Edwards is a mining engineer, and Messrs. Bailey, Glenn, Bottomer and Crowe are geologists.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all of the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee is comprised of Peter Meredith (chairman), Mark Bailey and Michael Howard.

In the opinion of the Company’s Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and section 803A of the NYSE MKT Company Guide) and are financially literate.  Additionally, the Audit Committee meets the composition requirements set forth by section 803(B)(2) of the NYSE MKT Company Guide.

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

Audit Committee Financial Expert

The Company’s Board has determined that Peter Meredith qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and section 803A of the NYSE MKT Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP Chartered Accountants, the Company’s independent registered public auditing firm, and its affiliates, in each of the last two years.

	2012	2011
Audit Fees(1)	$85,436	$93,412
Audit Related Fees(2)	$25,073	$26,112
Tax Fees(3)	$Nil	$38,028
All other fees(4)	$13,107	$26,949
Total:	$123,616	$184,501

(1)
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)
Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

(4)
Audit fees associated with:  the review of the Company’s short form base prospectus supplement; issuing a consent for the Company’s Registration Statement on Form S-8; and providing a paid-up capital calculation.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2012 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer, Chief Financial Officer and Controller.

A copy of the Code is available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1201 – 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.  The Code is also avaliable the Company’s website at www.entreegold.com.  The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.entreegold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them.  On June 18, 2012, we updated the Code.  However, during the fiscal year ended December 31, 2012, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Office Leases	$1,046,964	$291,80	$438,366	$317,218	$Nil
Total	$1,046,964	$291,80	$438,366	$317,218	$Nil

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT.  Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement:  The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval of Certain Transactions:  The NYSE MKT Company Guide requires shareholder approval in connection with the establishment of an equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants of a company.  The Company will follow the shareholder approval requirements of the Toronto Stock Exchange in connection with the establishment of equity compensation arrangements pursuant to which its officers, directors, employees, or consultants may acquire options or common shares.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.entreegold.com and/or in its annual report.  Information contained on its website is not part of this annual report.

On May 31, 2011, NYSE MKT approved for listing 120,000 common shares of the Company, 20,000 of which were issued to (and 100,000 of which are issuable to) an individual pursuant to a Confidentiality and Finder’s Fee Agreement dated October 2, 2009.  Shareholder approval of the issuance of the shares would ordinarily have been required pursuant to Section 711 of the NYSE MKT Company Guide.  Pursuant to Section 110 of the NYSE MKT Company Guide, the Company did not seek shareholder approval, but provided written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities.  During the fiscal year ended December 31, 2012, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report on Form 40-F:

Exhibit                              Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2012
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2012, 2011 and since inception (July 19, 1995 to December 31, 2012);

Consolidated Statement of Stockholders’ Equity since the Date of Inception, including Balances as of July 19, 1995, April 30, 1996, April 30, 1997, April 30, 1998, April 30, 2000, April 30, 2001, April 30, 2002, April 30, 2003, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, December 2007, December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012;

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and since inception (July 19, 1995 to December 31, 2012);
Notes to Consolidated Financial Statements
99.3.	Management Discussion and Analysis for the year ended December 31, 2012
Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of Davidson & Company LLP, Chartered Accountants
99.9	Consent of AGP Mining Consultants Inc.
99.10	Consent of AMC Consultants Pty Ltd
99.11	Consent of Gordon Zurowksi
99.12	Consent of Joseph Desautels
99.13	Consent of Lyn Jones
99.14	Consent of Mario Colantonio

99.15	Consent of Michael Waldegger
99.16	Consent of Porcupine Engineering Services Inc.
99.17	Consent of Quantitative Geoscience Pty Ltd
99.18	Consent of Scott Jackson
99.19	Consent of Robert Cann

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.

By:	Gregory G. Crowe
Name:	Gregory G. Crowe
Title:	Chief Executive Officer

Date: March 28, 2013