Form 20-F
period 2013-12-31
ENTREE GOLD INC
filed 2014-03-28
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2013
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number 001-32570

ENTRÉE GOLD INC.

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1201 – 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
(Address of principal executive offices)

Susan McLeod, Vice-President Legal Affairs
Suite 1201 – 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Telephone: (604) 687-4777
Email: smcleod@entreegold.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class                                                                                 Name of Exchange

Common Shares, no par value                                                                NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:                                                                                                None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2013, 146,734,385 common shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐        No☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐        No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒        No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐                                                      Accelerated filer ☒                                Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒                                           International Financial Reporting Standards as issued ☐                                               Other ☐
           by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                      Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐         No☒

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" or “Entrée” or “Entrée Gold” refers to Entrée Gold Inc. and its consolidated subsidiaries, as applicable.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

CURRENCY

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "Cdn $" or "C$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "$" are to the lawful currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the future prices of copper, gold, molybdenum and silver;

●	the estimation of mineral reserves and resources;

●	the realization of mineral reserve and resource estimates;

●	anticipated future production and cash flows;

●	the potential impact of future exploration results on Ann Mason mine design and economics;

●	anticipated capital and operating costs;

●	the funding and development of the Oyu Tolgoi underground mine;

●	the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine;

●
discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Joint Venture Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements;

●
potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Joint Venture Property, including the filing of legal proceedings against Entrée;

●	the potential for Entrée to be included in or otherwise receive the benefits of the Investment Agreement or another similar agreement;

●	the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits;

●	the potential impact of amendments and proposed amendments to the laws of Mongolia;

●	statements regarding the expected release date of the feasibility study for the Oyu Tolgoi project;

●	potential size of a mineralized zone;

●	potential expansion of mineralization;

●	potential discovery of new mineralized zones;

●	potential types of mining operations;

●	government regulation of exploration and mining operations;

●	the potential application of the Government of Mongolia’s Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences;

●	potential metallurgical recoveries and grades;

●	plans for future exploration and/or development programs and budgets;

●	permitting time lines;

●	anticipated business activities;

●	corporate strategies;

●	requirements for additional capital;

●	uses of funds;

●	proposed acquisitions and dispositions of assets;

●	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;

●	risks that the Company could be deemed a passive foreign investment company (“PFIC”), which could have negative consequences for U.S. investors;

●	risks related to differences in United States and Canadian reporting of reserves and resources;

●	risks related to the potential inability of U.S. investors to enforce civil liabilities against the Company or its directors, controlling persons and officers; and

●	risks related to the Company being a foreign private issuer under U.S securities laws.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below in this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statement.

The Company qualifies all the forward-looking statements contained in this Annual Report by the foregoing cautionary statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

As used in this Annual Report, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

International Financial Reporting Standards

The Company is a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations.  In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers were required to transition to International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "A$" for Australian dollars. All references to "common shares" mean common shares in the capital stock of the Company.  See “Exchange Rates” below.

Non-US GAAP Performance Measurement

"Cash Costs" is a non-US GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.

Glossary of Mining Terms
Alteration
A change in the minerals or chemistry of a rock as a result of chemical reactions with hydrothermal fluids. Alteration zones are areas of altered rock that commonly surround hydrothermal mineral deposits.

Anomaly	A departure from the norm which may indicate the presence of mineralization in the underlying bedrock. Common anomalies encountered during mineral exploration are: IP, magnetic, and geochemical.
Assay	The chemical analysis of an ore, mineral or concentrate of metal to determine the precise quantity of specific metals or elements.
Block caving	A low-cost method of mining in which large blocks of ore are undercut by tunnels and caverns, causing the ore to break or cave under its own weight.
Chip sample	A sample of rock collected by chipping rock fragments continuously along a width of rock exposure. The intent is to collect an equal volume of rock along the length of the sample.
Claim	An area of ground in which the mineral rights have been acquired; also called a tenement, exploration licence or exploration concession.
Concentrate
Finely ground product of the milling process containing a high percentage of the valuable metal(s).  This product is generally sent to smelters for further processing and refining. The concentrate from Ann Mason is expected to contain approximately 30% copper.

CuEq
A copper equivalent is the grade of one commodity converted to the equivalent grade of copper using metal prices and adjusted for mill recovery rates. Entrée uses this calculation for our Mongolian assets and for our Nevada assets.

Cut-off grade	The lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.
Deposit	A mineral occurrence of sufficient size and grade that it might, under favourable circumstances, be considered to have economic potential.
Drill core	A long, continuous cylindrical sample of rock brought to surface by diamond drilling.
Diamond drilling	A method of rotary drilling in rock, usually for exploratory purposes, using hollow diamond-crowned bits to obtain core for examination. Provides material for assays and for geological observation.
Fault	A fracture in rock along which the adjacent rock units are relatively displaced.
Feasibility Study (FS)
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Flotation
A milling process by which some mineral particles are induced to become attached to bubbles of froth and to float, and others to sink, so that the valuable minerals are concentrated and separated from the minerals without value.

Grade	The relative quantity or the percentage of ore-mineral or metal content in an orebody.
Gravity
A method of ground geophysical surveying that measures the gravitational field at a series of different locations. This data determines the different densities of the underlying rock and can show anomalous density or mass deficits that can be used to define targets of interest.

Heap leach
A lower-cost process used for the recovery of oxidized copper or gold from weathered low-grade ore. Crushed mineralized material is “heaped” on impervious pads and leached by the percolation of a leach liquid trickling through the beds and dissolving the metal. The metals are recovered from the solution by conventional methods (see “solvent extraction/electrowinning”).

Induced Polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.
Intrusive/Intrusion	Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.
Metallurgy
The science of working metals, comprehending the whole process of separating them from other matters in the ore, smelting, refining, and parting them; sometimes, in a narrower sense, only the process of extracting metals from their ores.

Mineral Resource
A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

• Inferred Mineral Resource: an ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

• Indicated Mineral Resource: an ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

• Measured Mineral Resource: a ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

• Probable Mineral Reserve: a ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

• Proven Mineral Reserve: a ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Net smelter returns (NSR)	The gross proceeds that the owner of a mining property receives from the sale of products less deductions of certain limited costs including smelting, refining, transportation and insurance costs.
NSR royalty	The percentage of net smelter returns that the mine is obligated to pay to the royalty holder.
Net present value (NPV)	The present value of the total revenue stream for the proposed mine taking into account a discount rate for future revenue and costs, and current capital costs.
NI 43-101
National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators establishes the standards for disclosure of scientific and technical information regarding mineral projects that is intended to be, or reasonably likely to be, made available to the Canadian public.

Open Pit Mining
A form of mining designed to extract minerals that lie near the surface. Waste, or overburden is first removed and the mineral-bearing rock is broken, removed and processed to remove the valuable metal. (Similar terms: Opencast Mining, Open Cut Mining).

Ore	The naturally occurring material from which a mineral or minerals of economic value can be extracted at a reasonable profit. Also, the mineral(s) thus extracted.

Oxidation	A chemical reaction caused by exposure to oxygen which results in a change in the chemical composition of a mineral.
Oxidized or oxide minerals	Oxide- and carbonate-based minerals formed by the weathering of sulphide minerals. Examples at the Ann Mason project include: malachite, turquoise and chrysocolla.
Porphyry	An igneous rock of any composition that contains conspicuous, large mineral crystals in a fine-grained groundmass; a porphyritic igneous rock.
Porphyry copper deposit
A large mineral deposit, typically within porphyry rocks, that contains disseminated copper sulphide and other minerals. Such deposits are mined in bulk on a large scale, generally in open pits, for copper and possibly by-product molybdenum, gold and silver. Many deposits are several kilometres across, and generally less than 1% copper.

Preliminary Economic Assessment (PEA)	A study, other than a Pre-Feasibility or Feasibility Study, that includes an economic analysis of the potential viability of mineral resources.
Prefeasibility Study
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Qualified Person (QP)
Nn individual defined under NI 43-101 who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

Quality assurance/quality control (QA/QC)
Quality Assurance is information collected to demonstrate and quantify the reliability of assay data. Quality Control consists of procedures used to maintain a desired level of quality in an assay database.

Reverse circulation (RC) drilling
A type of percussion drilling where a hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The method involves forcing air and/or water down the outer chamber of twin-walled drill rods to the drill bit where the rock chips are picked up and driven back to the surface through the inner chamber of the rods. RC drilling is faster and less expensive than diamond drilling. However, RC drilling only produces fragments and chips of broken rock, so less geological information is available than would be obtained from drill core.

Smelter	Any metallurgical operation in which metal is separated by fusion from those impurities with which it may be chemically combined or physically mixed, such as in ores.
Solvent extraction/electrowinning (SX/EW)
A process to recover metallic copper from acidic heap leach solutions (see “heap leach”) by selectively collecting the copper with an organic solvent.  Copper is then removed from the organic solution into an electrolytic solution and then metallic (anode) copper produced by applying an electric current across the solution. The heap leach and SX/EW process is generally lower cost than conventional treatment of sulphide ores and can treat lower grades.

Strip ratio	The ratio of waste rock that must be removed for every tonne of ore that is mined in an open pit.
Stripping	The removal of earth or non-ore rock materials as required to gain access to the desired ore or mineral materials; the process of removing overburden or waste material in a surface mining operation.
Sulphide mineralization	Compounds of sulphur with other metallic elements. Common copper examples are chalcopyrite and bornite.
Tailings	The fine, sandy material without valuable metals remaining after the treatment of ground ore resulting in the removal of the valuable metals and production of concentrate (see “concentrate”).
Trench	In geological exploration, a narrow, shallow ditch cut across a mineral showing or deposit to obtain samples or to observe rock character.
Underground Mining
Extraction of ores, rocks and minerals from below the surface of the ground. Generally access to the underground mine workings is through an adit (sub-horizontal entrance in the side of a hill), down a sub-vertical mine shaft or through some other tunnel configuration. Generally higher cost than open pit mining.

Units of Measure
Annum (year)	a
Billion	B
Billion tonnes	Bt
Cubic metre	m3
Day	d
Degree	°
Degrees Celsius	°C
Dollar (American)	$
Gram	g
Grams per tone	g/t
Greater than	>
Hectare (10,000 m2)	ha
Kilometre	km
Kilo troy ounces	koz
Kilovolt	kV
Kilowatt hour	kWh
Kilowatt hours per tonne (metric)	kWh/t

Less thank	<
Litre	L
Litres per second	L/s
Litres per tone	L/t
Metre	m
Metres above sea level	masl
Metres per second	m/s
Microns	µm
Millimetre	mm
Million	M
Million pounds	Mlb
Million ounces	Moz
Million tones	Mt
Minute (geographic coordinate)	'
Ounce	oz
Parts per million	ppm
Percent	%
Pound(s)	lb
Second (geographic coordinate)	"
Square centimetre	cm2
Square kilometre	km2
Square metre	m2
Three Dimensional	3D
Tonne (1,000 kg)	t
Tonnes per day	tpd
Tonnes per cubic metre	t/m3
Tonnes per year	t/a

PART I.

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

The selected financial data and the information in the following table of the Company as at December 31, 2013, 2012, 2011, 2010 and 2009 and for the years then ended was derived from the audited consolidated financial statements of the Company, audited by Davidson & Company LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled “Item 3. Key Information – D. Risk Factors” and “Item 5 — Operating and Financial Review and Prospects”.

The table below sets forth selected consolidated financial data under US GAAP. The information has been derived from our annual audited consolidated financial statements set forth in “Item 18 — Financial Statements”.

In this Annual Report all dollars are expressed in United States dollars unless otherwise stated.

	December 31
	2013	2012	2011	2010	2009
Exploration	$5,808,316	$7,966,902	$17,532,831	$11,800,772	$9,324,109
General and administrative	5,510,641	4,295,800	4,921,284	5,374,339	3,524,826
Consultancy and advisory fees	1,941,130	-	-	-	-
Stock-based compensation	1,422,297	1,207,878	991,161	2,897,845	4,183,677
Impairment of mineral property interests	437,732	486,746	531,005	-	-
Current income tax expense	319,112	-	152,190	-	-
Interest expense	260,453	229,359	151,952	44,103	17,979
Loss from equity investee	146,051	1,012,156	2,397,085	985,441	169,508
Depreciation	102,941	150,654	196,221	203,086	156,144
Gain on sale of investments	-	-	(3,326,275)	-	-
Fair value adjustment of asset backed commercial papers	(147,564)	-	-	-	-
Interest income	(431,596)	(190,449)	(342,343)	(287,536)	(415,720)
Gain on sale of mineral property interest	(451,892)	(104,914)	(1,574,523)	-	-
Foreign exchange loss (gain)	(1,113,728)	(187,773)	491,504	(403,230)	141,731
Deferred income tax (recovery) expense	(2,381,868)	329,770	(4,981,884)	(545,412)	-
Net loss for the year	11,422,025	15,196,129	17,140,208	20,069,408	17,102,254
Net loss per share, basic and diluted	(0.08)	(0.12)	(0.15)	(0.19)	(0.18)
Total assets	97,395,105	64,173,530	74,589,810	81,359,098	45,804,120
Total long term liabilities	50,956,860	15,286,041	13,720,492	16,158,190	676,083
Working capital(1)	46,394,496	4,699,256	19,004,136	21,268,201	40,874,503
Weighted average number of common shares outstanding	143,847,888	128,650,791	115,978,815	105,814,724	94,665,330

(1)	Working capital is defined as Current Assets less Current Liabilities.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in our annual audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements’’, however, accounting policies require the application of management’s judgment in respect of the following relevant matters:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets. However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value. The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements for the year ended December 31, 2013. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with US GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Actual results may differ materially from those estimates based on these assumptions.

Recent Changes in Accounting Policy and Disclosures

The accounting pronouncements issued by the Financial Accounting Standards Board during the year ended December 31, 2013 were not applicable to the Company.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2013.

Exchange Rates

The following tables set out the exchange rates for one United States dollar (“US$”) expressed in terms of Canadian dollars (“C$”) for (i) the average exchange rates (based on the average of the exchange rates on the last day of each month) in each of the years 2009 to 2013 and the low rate in each of those years, and (ii) the range of high and low exchange rates in each of the months August 2013 to February 2014.  For the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada.

	2013	2012	2011	2010	2009
High for period	1.0697	1.0418	1.0604	1.0778	1.3000
Low for period	0.9839	0.9710	0.9449	0.9946	1.0292
End of period	1.0636	0.9949	1.0170	0.9946	1.0466
Average for period	1.0301	0.9994	0.9893	1.0301	1.1415

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	September	October	November	December	January	February
	2013	2013	2013	2013	2014	2014
High	1.0533	1.0456	1.0599	1.0697	1.1171	1.1140
Low	1.0237	1.0284	1.0415	1.0577	1.0614	1.0953

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on March 27, 2014 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = C$1.1057.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating us and our business. This Annual Report contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Properties in which the Company has or is acquiring an interest in, are all currently at the exploration or development stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Legal and Political Risks

Entrée may have to make certain concessions to the Government of Mongolia.

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a “Strategic Deposit”) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country at the national and regional levels, or that is generating or has the potential to generate more than five percent (5%) of Mongolia’s Gross Domestic Product in any given year.  Either the Mongolian Government or Parliament may initiate proposals to declare a mineral resource as being a Strategic Deposit, but Parliament must approve any such proposal.  Essentially, a Strategic Deposit is any deposit that Parliament has deemed, or may hereafter deem, to be large and/or valuable enough to warrant being so designated.

The 15 Strategic Deposits that have to date been specified as such by Parliament have no defined coordinates.  They each consist of concentrations of mineralization in a general area that is identified only by a name.  Licence areas, on the other hand, are precisely defined by coordinates.  Thus it is not feasible to definitively determine whether or not any given licence area is within, or overlaps, a Strategic Deposit.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement.  No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.  Such measures could include revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate or rescind the Entrée-OTLLC Joint Venture or Entrée’s interest in the Joint Venture Property; and filing legal proceedings against Entrée.

Entrée’s is subject to legal and political risk in Mongolia.

Entrée’s interest in the Joint Venture Property and Shivee West are not covered by the Investment Agreement.  Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented.  There can be no assurance that Entrée’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.  The political, social and economic environment in Mongolia presents a number of serious risks, including:  corruption, requests for improper payments or other corrupt practices; uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labour and economic developments, instability and unrest; currency fluctuations; and significant or abrupt changes in the applicable regulatory or legal climate.  In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Oyu Tolgoi project or Shivee West, including the ability to access power, transport and sell product and access labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée’s original investment or to compensate for the loss of the current value of its interest in the Lookout Hill property.  Entrée’s interest in the Lookout Hill property may be affected in varying degrees by, among other things, government regulations with respect to restrictions on foreign ownership, state ownership of Strategic Deposits, production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation, mine safety and annual fees to maintain mining licences in good standing.  The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation.  There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs.  Although some legal title risks in respect of Lookout Hill may be mitigated by the fact that the licences are included in the contract area of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its interest in the Lookout Hill property, or the underlying legislation upon which that interest is based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée’s rights and obligations.  Mongolian institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context.  Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable.  In addition, Entrée’s licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia.  Legal redress for such actions, if available, is uncertain and can often involve significant delays.

Entrée is not presently a party to the Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement.

Entrée is not presently a party to the Investment Agreement.  Although OTLLC has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable.  Until such time as Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011.  The rates of the surtax royalty vary from 1% to 5% for minerals other than copper.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée’s interests or that impair Entrée’s ability to develop Shivee West or OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

Recent and future amendments to Mongolian laws could adversely affect Entrée’s interest in the Lookout Hill property or make it more difficult or expensive to develop the property and carry out mining.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.  This was evidenced by revisions to the Minerals Law in 2006 as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining.

In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “Canadian Double Tax Treaty”).

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy.  The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market.  The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector.  A draft of the proposed amendments to the Minerals Law has been prepared based on the principles of the State Mineral Policy, but has not been made public.

The Ministry of Finance and Ministry of Economic Development have also released drafts of new tax laws and amendments which include provisions related to taxation of foreign legal entities in Mongolia and more detailed rules for taxation of mining companies.

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay.  The new law replaces two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL").  The full impact of the new Investment Law is not yet known.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if either of the new Investment Law or State Minerals Policy is implemented or interpreted in a manner that is not favourable to foreign investment; or if amendments to the Minerals Law or new tax laws are adopted that are not favourable to foreign investment, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price..

On February 27, 2013, Entrée received Notice from MRAM regarding the Entrée-OTLLC Joint Venture’s mining licences.

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves, and has requested that the Minerals Resource Council go over its previous conclusion that the reserves should be submitted to MRAM.  The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council because it was not within the authority of the Ministry of Mineral Resources and Energy to order that the reserves be registered.  The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.   On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration.  On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered.  While Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée-OTLLC Joint Venture, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences.  Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law.  In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Investment Agreement.  The Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Investment Agreement.  The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures.  Entrée is not a party to the Investment Agreement and does not have any direct rights under the Investment Agreement.  In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Joint Venture Property assets, including by invoking the international arbitration procedures under the Investment Agreement.  There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding.  Without an effective means of enforcing the terms of the Earn-In Agreement or the Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation.

Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, OTLLC, Turquoise Hill or Rio Tinto, whether or not formal, would likely result in significant expense and diversion of management’s attention.

Entrée may experience difficulties with its joint venture partners.

While the Entrée-OTLLC Joint Venture is operating under the terms of the form of joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties.  There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

Entrée may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions.  Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.  Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price..

Entrée may be subject to risks inherent in legal proceedings.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit.  The nature and results of any such proceedings cannot be predicted with certainty.  Any potential future claims and proceedings are likely to be of a material nature.  In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty.  The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse affect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects.  In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

Entrée’s rights to use and access certain land area could be adversely affected by the application of Mongolia’s Resolution 140 or Resolution 175.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project.  These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project.  A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi project.  These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project.  Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary.  OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement.  If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175.  While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated.  As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée’s business.

Mining operations and exploration activities are subject to extensive laws and regulations.  These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities.  It is possible that the costs, delays and other effects associated with these laws and regulations may impact Entrée’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties.  Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.  Changes in governments, regulations and policies and practices could have an adverse impact on Entrée’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company’s share price.

Risks Associated With The Development of the Oyu Tolgoi Project.

The Joint Venture Property forms part of the Oyu Tolgoi project.  As a result, certain risk factors associated with the development of the Oyu Tolgoi project are also applicable to Entrée and may adversely affect Entrée, including the following.

There can be no assurance that Turquoise Hill will be capable of raising the additional funding that it needs to continue the development of the Oyu Tolgoi project, including the Hugo North Extension and Heruga deposits.

Further development of the Oyu Tolgoi project depends upon Turquoise Hill’s ability to obtain a reliable source of funding.  Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect Turquoise Hill’s ability to secure project financing.  Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that final agreement with the project lenders will be reached on terms reasonably satisfactory to Turquoise Hill and Rio Tinto or that Turquoise Hill or Rio Tinto will continue to pursue project financing for the Oyu Tolgoi project.  In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi would require approval by the Mongolian Parliament.   According to Turquoise Hill, senior representatives of the Government of Mongolia have since indicated that approval of Oyu Tolgoi project financing is a matter for the board of directors of OTLLC rather than the Mongolian government, and recent discussions indicate progress and a willingness from all parties to co-operate to resolve outstanding issues. However, key issues relating to the Oyu Tolgoi project remain unresolved, including the sharing of economic value from the project, clarification of initial development and construction costs, access to water, and the timing, completion and OTLLC shareholder approval of the feasibility study for the expansion of operations.  Some uncertainty remains regarding the approvals process and timing required to resolve the complex outstanding issues to enable completion of the proposed project financing package.  While Turquoise Hill announced in April 2013 that Rio Tinto had signed commitment letters with 15 global banks for long term project financing, these commitments will expire on March 31, 2014. As a result, there can be no assurance that these matters will be resolved in a satisfactory manner and that Oyu Tolgoi project financing will be available within a reasonable time frame to permit development of the underground mine, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit, within current cost estimates, on schedule or at all.  Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi project financing will be obtained or that, even if all such required approvals are obtained, Oyu Tolgoi project financing will be available on the currently proposed terms or at all.

The actual cost of developing the Oyu Tolgoi project may differ materially from estimates and involve unexpected problems or delays.

Turquoise Hill’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only.  The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated.  If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including the portion that Entrée is responsible for, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.

There are a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi project.  These uncertainties include: the timing and cost of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production.  In particular, funding and development of the Oyu Tolgoi project underground mine, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit, has been delayed until matters with the Mongolian government can be resolved and a new time table agreed.  Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Rio Tinto controls the development of the Oyu Tolgoi project, including the Joint Venture Property.

OTLLC has earned either a 70% or 80% interest in the Joint Venture Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée-OTLLC Joint Venture management committee.  Rio Tinto, which beneficially owns 20.7% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC.  Under the Heads of Agreement and MOA, Rio Tinto: is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property; and prepares all programs and budgets for approval by the OTLLC board.  The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company’s other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company’s other shareholders.

The Investment Agreement includes a number of future covenants that may be outside of the control of the investors to complete.

The Investment Agreement commits Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project.  While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation.  Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto.  For example, OTLLC is obligated to utilize only Mongolian power sources within four years of commencing commercial production.  Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.  Non-fulfillment of any obligation may result in a default under the Investment Agreement.  Such a default could result in a termination of the Investment Agreement, which may have a material adverse impact on Entrée and the Company’s share price.

Risks Associated With the Funding Agreement

Certain events outside of Entrée’s control may be an event of default under the Funding Agreement.

If an event of default occurs under the Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover.  Some potential events of default may be outside of Entrée’s control, including a partial or full expropriation of Entrée’s interest in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement.  If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it will have a material adverse impact on Entrée’s business, financial condition assets and prospects, and on the Company’s share price.

Short term fluctuations in mineral prices may expose the Company to trading losses.

Under the Funding Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm.  The Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm.  To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated With Mining

Resource and reserve estimates, including estimates for the Hugo North Extension, Heruga, Ann Mason and Blue Hill deposits, are estimates only, and are subject to change based on a variety of factors.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed.  Actual mineralization or formations may be different from those predicted.  It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.  Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site.  Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.  Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources.  Should such reductions occur, the discontinuation of development or production might be required.  The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles.  The estimated amount of contained metals in probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates in the Company’s disclosure documents are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Entrée and the Company’s share price.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Entrée expects to derive revenues, if any, from the extraction and sale of precious and base metals such as copper, gold, silver and molybdenum.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including the performance of Asia’s economies.  Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée’s exploration projects, cannot accurately be predicted.  Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities.  Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources.  These factors could have an adverse impact on Entrée’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Entrée and the Company’s share price.

Entrée has interests in properties that are in the exploration and development stages.  There is no assurance that the existence of any mineral reserves will be established on any of the exploration properties in commercially exploitable quantities.

Mineral reserves have been established on the Hugo North Extension deposit at Lookout Hill.  Mineral resources have been outlined on the Hugo North Extension and Heruga deposits at Lookout Hill and the Ann Mason and Blue Hill deposits in Nevada.  Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and the property is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit or recover all of the funds that it has expended on exploration.

Development of a mineral property is contingent upon obtaining satisfactory exploration results.  Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.  There is no assurance that commercial quantities of ore will be discovered on any of the exploration properties in which Entrée has an interest.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production.  The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Most of the above factors are beyond the control of Entrée.

The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote.  There is no assurance that exploration properties in which Entrée has an interest contain any mineral reserves and that funds that Entrée spends on exploration will not be lost.

There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any required permits.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs.  If required permits cannot be obtained or maintained, Entrée or its joint venture partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée’s business could fail.

Entrée is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent.  Non-compliance with such regulations could materially adversely affect Entrée.

Entrée’s operations are subject to environmental regulations in the various jurisdictions in which it operates.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée’s operations.  Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of Entrée’s operations.  To the extent that such approvals are required and not obtained, Entrée may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Entrée and its share price.

In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor’s office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded.  Even if Entrée relinquishes its licences, Entrée will still remain responsible for any required reclamation.

In the United States, exploration companies are required to apply to federal and state authorities for a work permit that specifically details the proposed work program.  A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.

There can be no assurance that the interest held by Entrée in exploration and development properties is free from defects.

Entrée’s title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.

Entrée has investigated title to the Shivee Tolgoi and Javhlant mining licences and Entrée is satisfied that the title to these licences is properly registered in the name of Entrée LLC, and that all required fees have been paid.  Entrée has investigated the title to the claims comprising the Ann Mason Project and is satisfied that the title to these claims is properly registered in the name of M.I.M. (U.S.A.) Inc., Entrée Gold (US) Inc. or the party from whom Entrée is acquiring its interest, and that the claims are currently in good standing.

Entrée cannot guarantee that the rights to explore its properties will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRAM, Mongolia’s Resolution 140 and/or 175 or otherwise.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.

In Mongolia, should a third party challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining licence register.

Entrée is not aware of any third party challenges to the location or area of any of the mining concessions and mining claims in any of the jurisdictions in which it operates.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.  If Entrée fails to pay the appropriate annual fees or if Entrée fails to timely apply for renewal, then these licences may expire or be forfeit.

If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Joint Venture Property), Entrée will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine.  If Entrée cannot raise this additional capital or acquire additional lands, Entrée will not be able to exploit the resource, and its business could fail.

If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis.  If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée’s properties.  There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Mineral exploration and development is subject to extraordinary operating risks.  Entrée does not currently insure against these risks.

Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Entrée’s operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Entrée cannot insure or against which Entrée may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  Entrée does not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

Climatic Conditions can affect operations.

Mongolia's weather varies to the extremes, with summer temperatures ranging up to 35° Celsius or more to winter lows of minus 31° Celsius.  Such adverse conditions often preclude normal work patterns and can severely limit exploration and mining operations, usually making work difficult from November through to March.  Although good project planning can ameliorate these factors, unseasonable weather can upset programs with resultant additional costs and delays.

The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring mineral claims.  If Entrée cannot continue to acquire properties to explore for mineral resources, Entrée may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated.  Entrée competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them.

Entrée competes with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect its ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that Entrée will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Risks Related To Our Company

Entrée can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations.

Although Entrée has been in the business of exploring mineral resource properties since 1995, mineral reserves have only recently been established on a deposit in which Entrée has an interest.  As a result, Entrée has never had any revenues from its operations.  In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties.  Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Joint Venture Property is brought into production.  Entrée expects to continue to incur significant losses into the foreseeable future.  Entrée recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations.  Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

The fact that Entrée has not earned any operating revenues since its incorporation may impact its ability to explore certain of its mineral properties or require that exploration be scaled back.

Entrée has not generated any revenue from operations since its incorporation.  Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée-OTLLC Joint Venture or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at December 31, 2013, Entrée had working capital of approximately $46.7 million.  Entrée’s average monthly operating expenses in 2013 were approximately $1.1 million, including exploration, general and administrative expenses and investor relations expenses.  Entrée has a carried interest on all exploration activity carried out on the Joint Venture Property and, due to the nature of Entrée’s other mineral property interests, Entrée has the ability to alter its exploration expenditures and, to a lesser extent, its general and administrative expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities.

Recent global financial conditions may adversely impact operations and the value and price of the Company’s Common Shares.

Recent global financial and market conditions have been subject to increased volatility.  This increased volatility may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Company’s common shares could be adversely affected.

As a result of their existing shareholdings and OTLLC’s right of first refusal, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée’s business and affairs.

Rio Tinto’s beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets.  In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Joint Venture Property.  OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture.  The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s common shares in the future.  This risk is somewhat mitigated by the Funding Agreement, which provides that Sandstorm will vote its shares in the manner specified by the Company’s Board with respect to a take-over of the Company, provided the acquirer has agreed to deliver to Sandstorm a deed of adherence to the Funding Agreement.

The Company’s Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

The Company’s Articles contain provisions requiring the Company to indemnify Entrée’s officers and directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined.  The Company also has indemnity agreements in place with its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter the Company’s shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company’s shareholders.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues stock options or if the Company issues additional common shares to finance its operations.

Entrée has never generated revenue from operations.  Entrée is currently without a source of revenue and the Company will most likely be required to issue additional common shares to finance Entrée’s operations and, depending on the outcome of the exploration programs, may issue additional common shares to finance additional exploration programs on any or all of Entrée’s properties or to acquire additional properties.

The Company may also in the future grant to some or all of Entrée’s directors, officers, consultants, and employees options to purchase common shares as non-cash incentives to those persons.  Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company’s Stock Option Plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional common shares will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional common shares, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per common share depending on the price at which such securities are sold.  As at December 31, 2013 Entrée had outstanding options exercisable into 14,400,500 common shares which, if exercised as at March 28, 2014 would represent approximately 8.94% of its issued and outstanding common shares.  If all of these options are exercised and the underlying common shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Company’s common shares.

Earnings and Dividend Record.

The Company has no earnings or dividend record.  The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company’s current intention is to apply any future net earnings to increase its working capital.  Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company’s common shares.  The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of common shares.

Conflicts of Interest.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.

Dependence on Key Management Employees.

Entrée’s ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel.  Its development now, and in the future, will depend on the efforts of key management figures.  The loss of any of these key people could have a material adverse effect on Entrée’s business.  Entrée does not currently maintain key-man life insurance on any of its key employees.

Fluctuations in Currency Exchange Rates.

Fluctuations in currency exchange rates may significantly impact Entrée’s financial position and results.  Entrée faces risks associated with fluctuations in Canadian, United States, Australian, Peruvian and Mongolian currencies.

The Company is subject to anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act.

The Company is subject to the U.S. Foreign Corrupt Practices Act and other similar legislation, such as Canada’s Corruption of Foreign Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.  Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls.  Entrée’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control.  Entrée discourages these practices by its employees and agents.  However, Entrée’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible.  Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and its share price.

The Company believes that it was a passive foreign investment company during 2013, which may have a material effect on U.S. holders.

The Company believes it was a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2013 and may be a PFIC for subsequent tax years, which may have a material effect on United States shareholders (“U.S. Holders”).  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (“QEF Election”) or a mark-to-market election under Section 1296 of the Code (“Mark-to-Market Election”).    U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Additional adverse rules would apply to U.S. Holders for any year the Company is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences”.  Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

It may be difficult to enforce judgements or bring actions outside the United States against the Company and certain of its directors.

The Company is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States.  A substantial part of the assets of several of these persons are located outside the United States.  As a result, it may be difficult or impossible for an investor:  to enforce in courts outside the United States judgements obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares. These rules and regulations have made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this Annual Report, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

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

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Item 4. Information on the Company

A.	History and Development of the Company

Name, Address and Incorporation

Entrée is an exploration stage company that also has an interest in a development stage project.  Entrée is engaged in the exploration of mineral resource properties located in Mongolia, the United States, Peru and Australia.  Entrée Gold Inc.’s executive office is located at:

Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Phone: 604.687.4777
Fax:  604.687.4770
Website: www.entreegold.com.

Information contained on the Company’s website does not form part of this Annual Report.  The Company’s registered and records office is located at 2900-550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations.  The address of the Mongolian office is:

Suite 3A, Temple View Residence
Building #12, Jamyan Gun Street
Sukhbaatar District 1st County
Ulaanbaatar, Mongolia
Phone: 976.11.318562
Fax:  976.11.319426

Entrée maintains an administrative office in Golden, Colorado to support United States operations at the following address:

Suite 210, 1111 Washington Avenue
Golden, CO 80401
Phone: 303.954.8752
Fax: 303.953.9401

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name “Timpete Mining Corporation”.  On February 5, 2001, the Company changed its name to “Entrée Resources Inc.”.  On October 9, 2002 the Company changed its name from “Entrée Resources Inc.” to “Entrée Gold Inc.” and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia).

At inception the Company’s Memorandum and Articles authorized it to issue up to 20 million common shares without par value.  On September 30, 1997, the Company subdivided its authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million common shares without par value.  On February 5, 2001, the Company subdivided its common shares on a four new shares for one old share basis, thus increasing its authorized capital to 160 million common shares without par value and simultaneously reduced its authorized capital to 100 million common shares without par value.  On October 9, 2002 the Company consolidated its authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million common shares without par value and simultaneously increased the authorized capital from 50 million common shares without par value to 100 million common shares without par value.  On May 20, 2004, the Company received approval from its shareholders to increase its authorized share capital from 100 million common shares without par value to an unlimited number of common shares, all without par value.  This increase became effective June 16, 2004, the date the Company filed the amendment to its Articles.

The Company’s common shares traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ETG”.  The Company’s common shares also trade on NYSE MKT under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

Intercorporate Relationships

We conduct our business and own our property interests through the 19 subsidiaries set out in our organizational chart below.  All of our subsidiaries are 100% owned.

*The remaining 0.01% is held by Entrée Resources International Ltd.

**Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia.  A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC.  Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).  See “Description of the Business” below.

***M.I.M. (U.S.A.) Inc. and Entrée Gold (US) Inc. hold the Ann Mason Project lode claims in Nevada, United States. For details regarding Entrée’s interest in the Ann Mason Project, see “Material Mineral Properties – United States – Ann Mason Project” below.

GENERAL DEVELOPMENT OF THE BUSINESS

Entrée is an exploration stage resource company engaged in exploring mineral resource properties.  We have interests in development and exploration properties in Mongolia, the United States, Australia and Peru.  Our two principal assets are our interest in the Lookout Hill property in Mongolia and our Ann Mason copper-molybdenum project in Nevada (the “Ann Mason Project”)

The Lookout Hill property includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, which host indicated (Hugo North Extension) and inferred mineral resources.  The indicated resource at Hugo North Extension includes a probable reserve, which is included in the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation.  Lift 1 is currently scheduled to generate first development production in 2019.  A second lift (“Lift 2”) for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The Ann Mason Project includes the Ann Mason copper-molybdenum and the Blue Hill copper deposits, which host indicated (Ann Mason) and inferred mineral resources.  The Company reported the results of the Ann Mason deposit Preliminary Economic Assessment (“PEA”) on October 24, 2012.

If, from time to time, Entrée becomes aware of properties that are complementary to its existing projects, particularly large tonnage base and precious metal targets (or smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems) in mining friendly jurisdictions, it may negotiate and enter into agreements to acquire them.  The commodities that Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Three Year History

Over the last three completed financial years, Entrée continued to acquire key claims within and contiguous to the boundaries of its Ann Mason Project in the Yerington copper camp, Nevada.  Entrée completed over 40,000 metres of drilling at the Ann Mason Project and completed a PEA on the Ann Mason copper-molybdenum deposit.  Entrée also continued its exploration work at its Shivee West project, Mongolia.  Over the three-year period, Entrée raised approximately $70 million to fund ongoing exploration on these two principal assets and provide flexibility to evaluate and potentially acquire additional properties which are complementary to its existing portfolio.  At the same time, Entrée divested its interest in non-material properties in Mongolia, Australia and the United States.

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

March 2011	Mr. Alan Edwards is appointed to the Company’s Board of Directors. Mr. Edwards has extensive engineering, construction and operational experience in various jurisdictions around the world.
July 2011	Entrée acquires Honey Badger Exploration Inc.’s remaining 49% interest in the Blackjack property (now part of the Ann Mason Project), Yerington, Nevada.
November 2011
The Company closes a marketed offering of 10,000,000 common shares at a price of C$1.25 per common share.  Rio Tinto Exploration Canada Inc. exercises its pre-emptive rights in full and purchases an additional 1,482,216 common shares at the offering price.  Total gross proceeds from the offering are C14,352,770 and are used to fund ongoing exploration on the Ann Mason Project, Yerington, Nevada and Shivee West project, Mongolia, and for general corporate purposes.

December 2011
The Company announces that the over-allotment option has been exercised and the underwriters will purchase an additional 1,150,000 cCommon shares at a price of C$1.25 per common share.  The over-allotment closes on January 4, 2012.  Rio Tinto Exploration Canada Inc. exercises its pre-emptive rights in full and purchases an additional 170,455 common shares at the offering price.

January – June 2013	Through a combination of staking and purchase agreements, Entrée acquires additional key ground within and contiguous to the boundaries of the Ann Mason Project.

January 2012
The Company announces the final results of its drilling program at Shivee West, Mongolia, which targeted near-surface epithermal gold mineralization.  A new gold zone (Argo Zone) was discovered 250 metres beyond the previously known area of gold mineralization (Zone III).

February 2012
The Company announces it has retained the services of AGP Mining Consultants Inc. to begin preparation of the PEA of the Ann Mason deposit in Nevada.  A program to re-assay portions of the Anaconda historical core to provide additional gold, silver and molybdenum data is also underway.

March 2012
The Company announces the release of an updated mineral resource estimate for the Ann Mason deposit, which converts a large percentage of the previous inferred mineral resources to the indicated category and expands the overall size of the deposit.

The Company announces that it has filed an updated technical report on the Lookout Hill property, which discusses the impact on the Hugo North Extension and Heruga deposits of Oyu Tolgoi LLC’s updated mine plan for the Reserve Case.

April 2012
Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited sign a Memorandum of Understanding which establishes Rio Tinto International Holdings Limited’s support for a series of funding measures expected to cover all projected capital requirements for the Oyu Tolgoi project for the next 4-5 years.  Rio Tinto International Holdings Limited also assumes responsibility for the management of all exploration work on the Lookout Hill joint venture property.

Entrée mobilizes a field crew to Mongolia to focus on geological mapping, excavator trenching and sampling in the Zone III, Argo Zone and Khoyor Mod areas.
June 2012	Turquoise Hill Resources Ltd. announces that phase 1 construction of the Oyu Tolgoi project is 90% complete and that first development ore has been delivered to the crusher.
Mr. Gorden Glenn joins the Company’s Board of Directors. Mr. Glenn has over 20 years of mining exploration and investment banking experience.
October 2012	The Company announces the results of its PEA on the Ann Mason deposit, which will assist Entrée in advancing the Ann Mason Project towards development.
The Company announces the first resource estimate for the Blue Hill copper deposit, located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit.  The near surface, easily leachable material could enhance the entire Ann Mason Project through the potential production from copper oxide in the early stages of Ann Mason development.

November 2012
Oyu Tolgoi LLC announces that a power supply deal for the Oyu Tolgoi project has been finalized.  This allowed Oyu Tolgoi LLC to complete commissioning of the ore-processing equipment on December 27, 2012, leading to the first production of copper-gold concentrate from Oyu Tolgoi LLC’s Southern Oyu open pits.  Phase 1 construction is essentially complete.

January 2013	First ore from the first phase of the Oyu Tolgoi project (the Southern Oyu open pits) is processed through the concentrator, followed shortly by production of the first copper-gold concentrate.
February 2013	Entrée enters into a comprehensive financing package with Sandstorm Gold Ltd. for gross proceeds of approximately $55 million.
Entrée receives notice from the Mineral Resources Authority of Mongolia that the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  Entrée initiates discussions with representatives of the Mongolian Government, including the Ministry of Mining, as well as other Oyu Tolgoi stakeholders, in order to resolve the temporary restriction on the transfer of the mining licences.

March 2013	The Company closes its private placement of 17,857,142 common shares at a price of C$0.56 per common share to Sandstorm Gold Ltd.
April 2013
Entrée initiates a combined reverse circulation and core drilling program at its Ann Mason Project in Nevada, to test for extensions of mineralization, and to potentially extend the mineralization within the current Ann Mason pit design and reduce the waste-to-mineralization strip ratio.

Turquoise Hill Resources Ltd. reports that Rio Tinto has signed commitment letters with 15 global banks that lock in pricing and terms for long-term project financing for underground development at Oyu Tolgoi.

June 2013	The Rt. Honourable Lord Howard of Lympne succeeds James Harris as non-executive Chairman of the Company’s Board of Directors. Mr. Harris assumes the role of non-executive Deputy Chairman.
Entrée begins baseline environmental studies at Ann Mason, including wildlife, biology, archaeology and cultural surveys, which will be used to expand the area covered under the existing Plan of Operations.

July 2013	The first shipment of copper concentrate leaves the Oyu Tolgoi open pit copper and gold mine in Mongolia for customers in China.
After receiving notification from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament, Turquoise Hill Resources Ltd. announces that funding and development of the Oyu Tolgoi underground will be delayed until all matters with the Mongolian Government can be resolved and a new timetable has been agreed.

September 2013	The Company announces the results for its combined core and reverse circulation drilling program on the Ann Mason Project in Nevada.
The Oyu Tolgoi open pit mine achieves official Commencement of Production, as defined in the 2009 Oyu Tolgoi Investment Agreement.
October 2013
The Company announces that it has been advised that the temporary transfer restriction on the Shivee Tolgoi and Javhlant mining licences in Mongolia will be lifted and that the reserves for the joint venture deposits as approved through the July 10, 2009 Order of the Ministry of Mineral Resources and Energy will stand as originally presented.  Entrée continues discussions with Oyu Tolgoi stakeholders, including the Government of Mongolia, regarding issues arising from Entrée’s exclusion from the 2009 Oyu Tolgoi Investment Agreement.

DESCRIPTION OF THE BUSINESS

Mineral Exploration Business

Entrée is in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located mineral resources in commercially exploitable quantities and are preparing to extract them are in the development stage, while those engaged in the extraction of those mineral resources are in the production stage.  The Company is in the exploration stage, but has an interest in a development stage property.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific, but limited mineral rights to the land (e.g. a licence, lease or concession).  After acquisition, exploration typically begins with a surface examination by a professional geologist with the aim of identifying areas of potential mineralization, followed by detailed sampling and mapping of rock exposures along with possible geophysical and geochemical grid surveys over un-exposed portions of the property (i.e. underground), and possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.

A mineral resource may be identified and estimated through exploration and sampling, and supported by a technical report prepared in accordance with NI 43-101.  A mineral resource company may then choose to have a PEA prepared, based on the mineral resource estimate.  A PEA is a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project.

Once exploration is sufficiently advanced, and if the resource estimate is of sufficient quality (i.e. with mineralization classified in the indicated or measured categories), the next step would be to undertake a prefeasibility study.  A prefeasibility study is a more comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method or pit configuration is established and an effective method of mineral processing is determined.  The prefeasibility study may demonstrate that part of the measured or indicated mineral resource is economically minable, and can be classified as a mineral reserve.

The study with the highest level of confidence is the feasibility study, which is a comprehensive technical and economic study of the selected development option which demonstrates that mining of the minerals would be economic.  The results of the study may reasonably serve as the basis for a final decision by a financial institution to finance the development of the project.

Business of Entrée

Entrée’s two principal assets are its interests in the Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system, and the Ann Mason copper-molybdenum project in Nevada.

The Lookout Hill property in Mongolia is comprised of two mining licences: Shivee Tolgoi and Javhlant.  The Shivee Tolgoi and Javhlant mining licences completely surround Oyu Tolgoi LLC’s Oyu Tolgoi mining licence, and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture between Entrée and Oyu Tolgoi LLC (the “Entrée-OTLLC Joint Venture”).

A map that illustrates the areas of Lookout Hill more clearly and further details regarding the Lookout Hill property in Mongolia are provided under “Material Mineral Properties” below (Figure 1).

The Ann Mason Project in Nevada includes the 100% owned Ann Mason and Blue Hill deposits, as well as the Blackjack IP, Blackjack Oxide, Minnesota and Roulette targets.  A map which shows the Ann Mason Project location and more information about the Ann Mason Project are provided in the “Material Mineral Properties” section below.

Aside from its two principal assets, Entrée has interests in exploration properties in the United States, Australia and Peru.  Please see the “Non-Material Properties” section for more information.

Entrée’s exploration activities are under the supervision of Robert Cann, M.Sc., P.Geo., Entrée's Vice President, Exploration.  Mr. Cann is a qualified person (“QP”) as defined in NI 43-101. Mr. Cann has approved the scientific and technical information in this Annual Report.

All rock samples from our Mongolian properties are prepared and analyzed by SGS Mongolia LLC or Actlabs Asia LLC in Ulaanbaatar, Mongolia.  Samples from Nevada are analyzed at Skyline Assayers and Laboratories, Tucson, Arizona and Sparks, Nevada, at Acme Analytical Laboratories, Elko, Nevada and Vancouver, British Columbia, Canada and at ALS Chemex, Sparks, Nevada.

Turquoise Hill, Rio Tinto and OTLLC

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Ivanhoe Mines Ltd. (now Turquoise Hill Resources Ltd.) (“Turquoise Hill”).  Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in a 39,807 hectare portion of the Lookout Hill property comprising the eastern portion of the Shivee Tolgoi, and all of the Javhlant mining licence (the “Joint Venture Property”).  Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by it to what was then its wholly-owned subsidiary, Ivanhoe Mines Mongolia Inc. (now known as Oyu Tolgoi LLC) (“OTLLC”).  The Government of Mongolia (through Erdenes Oyu Tolgoi LLC) subsequently acquired from Turquoise Hill a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi mining licence located adjacent to, and surrounded by, the Lookout Hill property.

Figure 1 – Lookout Hill Property

As part of its earn-in obligations under the Earn-In Agreement, OTLLC undertook an exploration program which established the presence of two significant deposits on the Joint Venture Property: the Hugo North Extension deposit and the Heruga deposit.  These deposits form the northernmost and southernmost parts of the Oyu Tolgoi project, which is a series of deposits containing copper, gold, silver and molybdenum.  The deposits stretch over 12 kilometres, from the Hugo North Extension deposit on the Joint Venture Property in the north, through the Hugo North and Hugo South deposits and Southern Oyu deposits on OTLLC’s Oyu Tolgoi licence, to the Heruga deposit on the Joint Venture Property in the south (Figure 2).  The Hugo North Extension deposit is within the Shivee Tolgoi mining licence and the Heruga deposit is within the Javhlant mining licence.

Figure 2 - Idealized Profile (Long Section) of Heruga, Southern Oyu and Hugo Dummett Deposits (Section Looking West)

Additional information regarding the Joint Venture Property is discussed under “Material Mineral Properties” below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property.  As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property.  The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not formally executed the joint venture agreement, the Entrée-OTLLC Joint Venture is operating under those terms.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.  The debt financing and repayment provisions limit dilution of Entrée’s interest as the project progresses.  Since formation, and as of December 31, 2013, the Entrée-OTLLC Joint Venture has expended $26.3 million to advance the Joint Venture Property.  As of December 31, 2013, OTLLC has contributed on Entrée’s behalf the required cash participation amount of $6.0 million, equal to 20% of the $26.3 million incurred to date, plus interest at prime plus 2%.

Entrée and OTLLC have established and appointed representatives to a management committee, to determine overall policies, objectives, procedures, methods and actions of the Entrée-OTLLC Joint Venture.  As manager, OTLLC has certain powers and duties, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences.  OTLLC prepares proposed programs and budgets and is required to submit them to the management committee for review and consideration.  Either joint venture participant may propose modifications or reject any or all of the components of the proposed program and budget, in which case the manager will work with the participants to complete a program and budget acceptable to both participants.  Entrée and OTLLC have votes on the management committee in proportion to their respective interests in the Entrée-OTLLC Joint Venture.  Decisions are made by a simple majority vote.

At December 31, 2013, Turquoise Hill owned approximately 9.4% of the Company’s issued and outstanding common shares acquired pursuant to the Earn-In Agreement.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Canada Exploration Inc.), a subsidiary of Rio Tinto plc (together with its subsidiaries, “Rio Tinto”) took part in a private placement in the Company and became its then largest shareholder.  The terms of the private placement agreement provide that in the event the Company undertakes an equity financing, Rio Tinto has pre-emptive rights to maintain its ownership percentage in the Company (unless and until such time as its proportionate share falls below 10% of the issued and outstanding common shares or it fails to exercise its pre-emptive rights in full).  On August 2, 2012, Rio Tinto Exploration Canada Inc. assigned its shares and its pre-emptive rights to Rio Tinto International Holdings Limited.   Rio Tinto elected not to exercise its pre-emptive rights in connection with a private placement that the Company completed on March 1, 2013. Accordingly, as at March 1, 2013, Rio Tinto’s pre-emptive rights terminated.

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill’s issued and outstanding shares.  On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%.  At that time, Rio Tinto was deemed to have acquired beneficial ownership over the common shares of the Company owned by Turquoise Hill.  At December 31, 2013, Rio Tinto directly owned approximately 11.3% of the Company’s issued and outstanding common shares.  When combined with the common shares owned by Turquoise Hill, at December 31, 2013 Rio Tinto beneficially owned approximately 20.7% of the Company’s issued and outstanding common shares.

Heads of Agreement and Memorandum of Agreement

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement") which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things.  Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the “Shareholders Agreement”) dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property.

Oyu Tolgoi Phase 1 Development and Phase 2 Feasibility Study

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (the Southern Oyu open pits) was essentially complete at the end of 2012. On November 5, 2012, Turquoise Hill announced that OTLLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply initial power to the mine. Finalization of the power purchase agreement enabled OTLLC to complete commissioning of the ore-processing equipment on December 27, 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013.  The necessary approvals from Chinese customs officials to allow those customers to collect purchased concentrate were received in October and a convoy carrying concentrate departed from the Chinese-border warehouse on October 19, 2013.  On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.  On March 26, 2014, Turquoise Hill announced that Oyu Tolgoi had produced 76,700 tonnes of copper in concentrates for the year and that it expects to produce between 135,000 and 160,000 tonnes of copper in concentrates and 600,000 to 700,000 ounces of gold in concentrates in 2014.

On February 14, 2013, Turquoise Hill announced that the feasibility study for the expansion of operations of Oyu Tolgoi (including Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit) is expected to be completed in the first half of 2014, as Turquoise Hill continues to pursue value engineering and optimization.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi.  The expiry date for the commitment letters has been extended from the original expiry date of December 12, 2013 to March 31, 2014.  In addition to the approval of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC), Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States.

On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament and as a consequence funding and development of the Oyu Tolgoi underground mine will be delayed until matters with the Mongolian Government can be resolved and a new timetable has been agreed.

On August 7, 2013, Turquoise Hill announced that it had signed a binding term sheet with Rio Tinto for a new funding agreement designed to meet Turquoise Hill’s cash needs through the end of 2013.  Rio Tinto provided Turquoise Hill with a secured $600 million bridge funding facility, with the understanding that if Oyu Tolgoi project financing funds were not available to repay the $600 million bridge funding facility as well as a $1.8 billion interim funding facility by December 31, 2013 (the maturity date for both funding facilities), Turquoise Hill would launch a rights offering. On January 13, 2014, Turquoise Hill announced that it had closed a $2.4 billion rights offering.  The proceeds will be used to repay the two funding facilities, and any remaining proceeds will be used by Turquoise Hill for the continued funding of the Oyu Tolgoi project as well as working capital and expenses. Rio Tinto’s 51% ownership interest in Turquoise Hill did not change as a consequence of the rights offering.

On February 12, 2014, Turquoise Hill confirmed that all parties are committed to further construction of the underground and development of Oyu Tolgoi subject to resolution of shareholder issues, agreement of a comprehensive funding plan including project finance, completion and approval of a feasibility study by all shareholders and the Mongolian Minerals Council and receipt of permits required for development.

On March 26, 2014, Turquoise Hill confirmed that if agreement on outstanding shareholder issues is deferred until after the completion and approval of the feasibility study, the project finance will not be able to be closed prior to the current expiry of the lender commitments on March 31, 2014. In this event, the shareholders will consider requesting an extension of the commitments from the project finance lenders and finalization of the Oyu Tolgoi project financing may be deferred to the second half of 2014.

Investment Agreement and the Mongolian Government

On October 6, 2009, Turquoise Hill, OTLLC and Rio Tinto signed an Investment Agreement (the "Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project, which includes the Joint Venture Property. The Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC.

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

In its proposed 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to Oyu Tolgoi.  However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi.  Turquoise Hill has stated that any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.

In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholder’s Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for the Oyu Tolgoi underground mine will now require approval by the Mongolian Parliament and as a consequence, funding and development of the Oyu Tolgoi underground mine will be delayed until matters with the Mongolian Government can be resolved and a new timetable has been agreed.

Investment Agreement and the Joint Venture Property

The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OTLLC Joint Venture. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Investment Agreement took legal effect on March 31, 2010.

Since Entrée itself is not a party to the Investment Agreement, Entrée does not have any direct rights or benefits under the Investment Agreement. OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement. In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée’s interest in the Joint Venture Property, or the scope of the lands to be covered by the Investment Agreement or similar type of agreement.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

On February 27, 2013, notice (the “Notice”) was delivered to Entrée by the Mineral Resources Authority of Mongolia (“MRAM”) that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the “2009 Order”) registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration.  On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered.  Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, and Rio Tinto, since the Government of Mongolia temporarily restricted the Shivee Tolgoi and Javhlant mining licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement.  No agreements have been finalized.

Legislation

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. A draft of the proposed amendments to the Minerals Law has been prepared based on the principles of the State Mineral Policy, but has not been made public.

The State Minerals Policy contemplates the establishment of a “Policy Council” with representatives of the State, investors, professional associations and the public, to make recommendations and support the implementation of the State Minerals Policy.  The State Minerals Policy sets out a broad timetable for implementation of its objectives, with legislative reform to be implemented in 2014 and 2015, implementation of the principles of the State Minerals Policy to take place between 2014 and 2025, and assessment of the implementation of the Minerals Policy to occur between 2020 and 2025.

The Ministry of Finance and Ministry of Economic Development have also released drafts of new tax laws and amendments which include provisions related to taxation of foreign legal entities in Mongolia and more detailed rules for taxation of mining companies.

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay.  The new law replaces two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL").  The full impact of the new Investment Law is not yet known.

Marketed Offering

On November 23, 2011, the Company entered into an underwriting agreement and filed a final prospectus supplement to its short form base shelf prospectus, in connection with a marketed offering of its common shares (the “Offering”). The underwriters agreed to purchase 10,000,000 common shares at a price of C$1.25 per Common Share (the “Offering Price”) for gross proceeds of C$12,500,000.  The Company also granted the underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 1,500,000 common shares at the Offering Price, exercisable for a period of 30 days following closing.  The Offering closed on November 30, 2011.  Rio Tinto Exploration Canada Inc. exercised its pre-emptive rights in full and purchased an additional 1,482,216 common shares of the Company at the Offering Price.  Gross proceeds from the Offering (including the exercise of Rio Tinto Exploration Canada Inc.’s pre-emptive rights) were C$14,352,770.  The net proceeds were used to fund ongoing exploration on the Ann Mason Project in Nevada and Shivee West project in Mongolia, and for general corporate purposes.

On December 30, 2011, the Company announced that the underwriters had exercised the Over-Allotment Option.  On January 4, 2012, the underwriters purchased 1,150,000 common shares at the Offering Price pursuant to the exercise of the Over-Allotment Option.  Rio Tinto Exploration Canada Inc. exercised its pre-emptive rights in full and purchased an additional 170,455 common shares at the Offering Price.  Gross proceeds from the exercise of the Over-Allotment Option (including the exercise of Rio Tinto Exploration Canada Inc.’s pre-emptive rights) were C$1,650,569.

Agreements with Sandstorm

Equity Participation and Funding Agreement

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the “Funding Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”).  Pursuant to the Funding Agreement, Sandstorm provided a $40 million deposit (the “Deposit”) to the Company.  In return, the Company will use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm’s metal account.

Since Entrée’s first production payments are expected to come from its interest in the Joint Venture Property, the amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée’s share of production and receipt of payments from the sale of production from the Joint Venture Property.

Under the Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•
25.7% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property (represented by the shaded upper right portion of Figure 1); and

•	33.8% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the Javhlant mining licence (represented by the lower hatched portion of Figure 1).

In addition to the Deposit, upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce (“/oz”) of gold, $5 per ounce of silver and $0.50 per pound (“/lb”) of copper (subject to inflation adjustments).  After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will be increased to the lesser of the prevailing market price or $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments).  To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Funding Agreement, the Company has granted to Sandstorm a right of first refusal, subject to certain exceptions, on future production-based funding agreements.  The Funding Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default.  The initial term of the Funding Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In the event of a partial expropriation of Entrée’s interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance), and the metal credits that Entrée is required to purchase and deliver to Sandstorm will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

Private Placement

On March 1, 2013, Sandstorm purchased 17,857,142 common shares of the Company at a price of C$0.56 per common share for gross proceeds of approximately C$10 million.  As at December 31, 2013, Sandstorm held approximately 12.2% of the Company’s issued and outstanding common shares.

Under the Funding Agreement, Sandstorm agreed that it will vote its common shares of the Company as the Company’s Board of Directors (the “Board”) specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Funding Agreement.

Royalty Agreement

Pursuant to a royalty agreement dated February 14, 2013 between Sandstorm and Entrée, Sandstorm purchased a 0.4% net smelter return (“NSR”) royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada.  Consideration for the royalty was $5 million.  In addition, Entrée granted to Sandstorm a right of first refusal in the event Entrée wishes to enter into a future royalty or streaming agreement on the Ann Mason Project.

Environmental Compliance

Entrée’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Entrée management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

Mongolia

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include: preparation of an Environmental Impact Assessment (“EIA”) for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, equal to approximately $930   and $1445   respectively. These bonds cover current environmental liabilities for exploration work undertaken at Shivee West.  These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.

Development and exploration on the Joint Venture Property is controlled and managed by Rio Tinto on behalf of OTLLC, which is responsible for all environmental compliance.

Ann Mason Project, Nevada

Exploration permits issued by the Federal Bureau of Land Management (“BLM”) and Nevada Division of Environmental Protection (“NDEP”) are required for all exploration operations that include drilling or result in surface disturbance.  Reclamation bonds remain in place until all reclamation work is complete and the Nevada Bureau of Mining Regulation and Reclamation (“BMRR”) of the NDEP has signed off on re-vegetation of drill sites and access roads.

In December 2007, a Plan of Operations (the “PoO”) and application for a Nevada Reclamation Permit (the “Permit”) was submitted by M.I.M. (U.S.A.) Inc. (“MIM”) to the NDEP, the BMRR and the BLM.  The PoO was revised in March 2009 and covers the area surrounding the Ann Mason deposit.

In conjunction with the PoO submittal, MIM retained the BLM and Enviroscientists Inc. of Reno, Nevada to conduct an Environmental Assessment in 2009.  The Environmental Assessment was completed in December 2009.  The “Finding of No Significant Impact and Decision Record” approving the PoO is dated January 19, 2010.  The PoO allows for exploration activities consisting of drill sites and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres of surface disturbance over a ten year period.

A phased cash bond, in the amount of $84,132, paid by MIM, was accepted by the Nevada State Office of the BLM on March 2, 2010, for exploration surface disturbance totalling 19.11 acres.  Following the acquisition of MIM by the Company in June 2010, a Change of Operator form was filed with the BLM.  Effective August 3, 2010, Entrée Gold (US) Inc. (“Entrée US”) was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée US submitted an Amendment (“Amendment #1”) to the PoO and minor modification to the Permit to the BLM and BMRR.  In Amendment #1, an increase in the approved work area is proposed, with no change to the approved surface disturbance of 50 acres, or exploration techniques.  On June 28, 2011, the BLM Sierra Front Field Office approved Amendment #1 and the amount of the financial guarantee for surface disturbance totalling 19.11 acres was increased to $147,568.  To cover the financial guarantee, an additional bond, in the amount of $63,436 and posted by Entrée US in the form of a Certificate of Deposit, was accepted by the Nevada State Office of the BLM on July 5, 2011.

In late 2013, Entrée US submitted a second Amendment (“Amendment #2”) to the PoO and minor modification to the Permit for the purpose of drilling up to 16 mineral exploration holes, 10 groundwater monitor wells and one production water well outside of the previously approved PoO area. Three additional groundwater monitor wells are proposed within the previously approved PoO area.  The NDEP approved Amendment #2 on February 20, 2014.  Approval by the BLM is pending.

Amendment #2 may require posting of an additional reclamation bond in the amount of $31,276.00 subject to a decision by the BLM to credit Entrée for the cost of reclamation work completed to date on 59 drill sites, sumps and related access roads.

Drill sites, sumps and selected access roads for 28 of the 45 Ann Mason holes completed to date have been re-contoured and seeded.  Drill sites, sumps and selected access roads for 31 of the 49 Blue Hill holes completed to date have been re-contoured and seeded. Inspection of completed reclamation work and confirmation of re-vegetation is required prior to release of the bond by the BLM.

Two other areas within the Ann Mason Project were originally permitted for exploration by Entrée US, through Notices of Intent. The first permitted area is west and northwest of the PoO area. A cash bond, in the amount of $51,051, paid by Entrée US, was accepted by the Nevada State Office of the BLM on May 3, 2010. The notice allows for a maximum disturbance of 5 acres. All surface disturbance related to drilling and access roads for drilling has been re-contoured and re-seeded, and Entrée US has requested a release of the bond. The second permitted area is located on the unpatented lode mining claims formerly known as the Roulette property. A notice was submitted by Bronco Creek Exploration Inc. (“Bronco Creek”) to the BLM to conduct exploration trenching and drilling and a cash bond, in the amount of $27,113, paid by Bronco Creek and reimbursed by Entrée US, was accepted by the Nevada State Office of the BLM on May 10, 2010. Entrée US was added as bond co-principal in order to extend the coverage of the bond to include liabilities for operations conducted by Entrée US. The notice allows for a maximum disturbance of 5 acres. This surface disturbance and reclamation bond remains in place pending a future transfer to the Ann Mason PoO.

In addition, two areas within the Ann Mason Project were permitted for exploration through notices submitted by MIM prior to the Company’s acquisition of MIM.  Notices of Intent for work on the Ludwig and Minnesota targets conducted by MIM remain open pending clearance of the reclamation work by the BLM.  MIM posted reclamation bonds in the amount of $11,017 for Ludwig and $12,100 for Minnesota.  Both bonds are administered through the State of Nevada reclamation bond pool.  Entrée US has completed surface reclamation and re-seeding on both targets and is working to have the bonds released by the BLM.

Competition

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties, the resources that can be produced from them and in hiring skilled professionals to direct related activities.  While we compete with other exploration companies in the effort to locate and licence mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist world-wide for the sale of copper, gold and other mineral products.  Therefore, we will likely be able to sell any copper, gold or mineral products that we are able to identify and produce.  Our ability to be competitive in the market over the long term is dependent upon our ability to hire qualified people as well as the quality and amount of mineralization discovered, cost of production and proximity to our market.  Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

MATERIAL MINERAL PROPERTIES

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration of copper, gold and molybdenum prospects.  Entrée’s expertise is in acquiring prospective ground and exploring for deep and/or concealed porphyry deposits.

Entrée has interests in two material properties.  The first, the Lookout Hill property in Mongolia, forms an integral part of the Oyu Tolgoi project, part of a developing copper mine in southern Mongolia.

Entrée’s other material property, the Ann Mason Project in Nevada, includes the 100% owned Ann Mason porphyry deposit, which hosts indicated and inferred mineral resources; the Blue Hill deposit, which is located approximately 1.5 kilometres northwest of the Ann Mason deposit and hosts inferred mineral resources; and the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets.

MONGOLIA

Lookout Hill Property

Lookout Hill is comprised of two mining licences: Shivee Tolgoi and Javhlant.  Shivee Tolgoi and Javhlant completely surround OTLLC’s Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposits respectively.  The licences are held by a wholly owned subsidiary, Entrée LLC (Figure 1).

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

•
The Entrée-OTLLC Joint Venture covers 39,807 hectares (“ha”) consisting of the eastern portion of the Shivee Tolgoi and all of the Javhlant mining licences. The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC’s Oyu Tolgoi mining licence. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit. OTLLC is the manager of the Entrée-OTLLC Joint Venture.

•
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property (“Shivee West”) covers an area of 35,173 ha.  Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC.

The original Javhlant and Shivee Tolgoi exploration licences were converted to mining licences by MRAM in October 2009 as a condition precedent to the Investment Agreement. The total estimated annual fees in order to maintain both the licences in good standing are approximately $1.1 million, of which OTLLC is responsible for approximately $500,000.

A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).  After issuance of a mining licence, holders are required to pay to the Mongolian Government a licence fee of $15.00 per hectare per year for gold or base metal projects.

The following table is a summary of the Lookout Hill mining licences and their renewal status:

Licence Name	Licence Number	Date Granted	Renewal Date	Expiration Date
Javhlant	15225A	October 27, 2009	October 27, 2039	TBD
Shivee Tolgoi	15226A	October 27, 2009	October 27, 2039	TBD

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration.  On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered.  Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

Turquoise Hill announced the release of its Oyu Tolgoi 2013 Technical Report (“2013 OTTR”) in March 2013. The 2013 OTTR is based on the technical, production and cost information contained in the OTLLC study prepared by OTLLC for project financing of the Oyu Tolgoi project from international financial institutions.

On April 2, 2013, the Company filed an updated technical report titled “Technical Report 2013 on the Lookout Hill Property” (“LHTR13”), dated March 28, 2013.   Bernard Peters, B.Eng. (Mining), FAusIMM, a QP as defined in NI 43-101, was responsible for the overall report preparation and mineral reserves, and Scott Jackson, B.Sc. (Hons), FAusIMM, of QG Pty Ltd., Perth, Australia (formerly Quantitative Geoscience Pty Ltd.) (“QG”), a QP as defined in NI 43-101, was responsible for mineral resources.  Unless stated otherwise, information in this Annual Report of a scientific or technical nature regarding the Lookout Hill property is summarized, derived or extracted from LHTR13.  For a complete description of the assumptions, qualifications and procedures associated with the information in LHTR13, reference should be made to the full text of LHTR13, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

History

Entrée entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. (“Mongol Gazar”) in 2002, to acquire three exploration licences.

Mongol Gazar was originally awarded the exploration licences by the Mongolian Government in March and April of 2001.  In September 2003, Entrée entered into a purchase agreement with Mongol Gazar and its affiliate MGP LLC, which replaced the option agreement.

The Shivee Tolgoi and Javhlant exploration licences, which form the Lookout Hill property, were converted to mining licences in October 2009.  The third exploration licence, Togoot, was converted to a mining licence in June 2010, and was subsequently sold by Entrée in November 2011 to an arm’s length private Mongolian company.

Property Location and Accessibility

Lookout Hill is located within the Aimag of Ömnögovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an “Aimag” is the local equivalent of a state or province), about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China.

The city of Ulaanbaatar has the nearest international airport to the property with regularly scheduled commercial flights from various Asian destinations.  The flying times from Seoul, Korea and Beijing, China to Ulaanbaatar are about 2.5 and 1.5 hours, respectively.  Access to the project by road is possible year round; however, the unpaved road is in poor condition.  Short periods of no road access can occur, due to frequent heavy winds and dust storms, or more rarely, snowstorms in the winter.  The driving time for the trip from Ulaanbaatar by 4 wheel drive truck to the site is approximately 10 to 12 hours.

Alternatively, access is possible by air, to the Khanbumbat permanent airport at the north boundary of the Shivee Tolgoi licence (Figure 1).  Although the airport is currently designated for use only by OTLLC, Entrée personnel are permitted to occasionally use charter aircraft to arrive at the site.  Flying time from Ulaanbaatar is approximately 1.5 hours.

There are few permanent inhabitants living within the boundaries of Lookout Hill and no towns or villages of significant size. The people who do live there are mostly nomadic herders.

Entrée periodically engages in small programs of basic infrastructure improvements to assist the nearby communities in the vicinity of the project.  In addition, Entrée maintains close contact with the district officials as part of its community relations efforts.

Climate, Local Resources, Physiography

The property is located in the southern Gobi desert near average elevation 1180 metres above sea level (“masl”).  The surrounding topography is very flat with low rising hills up to elevation 1350 masl within 40 kilometres of the site.  The main regional drainage is the Umdai River, which flows southward during periods of rainfall.  The Oyu Tolgoi project area is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year.

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 80 millimetres (“mm”), 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm have been recorded for short-term storm events.  In an average year, rain falls on only 25 to 28 days and snow falls on 10 to 15 days.  Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the property.

Temperatures range from an extreme maximum of about 36 degrees Celsius (“°C”) to an extreme minimum of about -31°C.  The air temperature in wintertime fluctuates between -5°C and -31°C.  In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site.  Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time.  The records obtained from nine months of monitoring at the Oyu Tolgoi weather station show that the average wind speed in April is 5.5 metres per second (“m/s”).  However, windstorms with gusts of up to 40 m/s occur for short periods.  Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year.  Spring dust storms are far more frequent, and these can continue through June and July.

The flora in the Lookout Hill property area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone.  Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Four rare plant species occur within the mining licence area.

Regional Geology

The Lookout Hill property lies within the Palaeozoic age Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces. The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages. The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition. Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the project area, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

Local Geology

Porphyry copper-gold deposits at Oyu Tolgoi occur along a north-northeast corridor with the Hugo North Extension deposit at the north end and the Heruga deposit at the south end. Mineralization is related to Devonian quartz monzodiorite intrusions and associated quartz stockwork. The individual deposits have varied characteristics in regard to host rock, intrusive bodies, sulphide mineralogy, grade, and alteration.

The pre-Carboniferous (probably Devonian) stratigraphy of Oyu Tolgoi consists of massive augite basalt, conglomerate, dacitic tuffs, and siltstones, which are overthrust by the “Heruga sequence”, comprising basaltic flows, volcaniclastic rocks, and siltstones. Only the lower parts of the Devonian sequence host porphyry mineralization and associated alteration. The Carboniferous Sainshandhudag Formation unconformably overlies the older rocks. Major Carboniferous or younger faults disrupt the mineralized corridor and bound the western side of most deposits

The Hugo North Extension deposit within the Joint Venture Property contains copper-gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% copper) and is zoned outward to chalcopyrite (to zones averaging around 2% copper for the high-grade chalcopyrite dominant mineralization).

The Heruga deposit contains copper–gold-molybdenum porphyry style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 metres below surface) and plunges gently to the north.

Recent Exploration – Entrée-OTLLC Joint Venture Property

During 2011, a total of 7,660 metres of drilling was completed on the Shivee Tolgoi mining licence in three sections located 350 metres, 800 metres and 2.4 kilometres north of the Hugo North Extension deposit. On the two southern sections, most holes failed to intersect significant mineralization or only intersected narrow slivers of weakly-mineralized host rocks below 2,000 metres. The drilling showed that if there is a northern extension of the Hugo North Extension deposit it would be down-dropped by faulting to depths greater than 2,000 metres. On the section 2.4 kilometres to the north of Hugo North Extension, only hornfelsed carboniferous rocks were intersected, despite drilling to 1,450 metres.

During 2011, 10 geotechnical holes were completed to test the geotechnical character of Lift 1 at Hugo North and to test the area of a planned shaft to the west of Hugo North Extension.

Diamond drilling of a Cretaceous covered area above an IP-gravity target, located 7 kilometres north of Hugo North Extension and to the west of Ulaan Khud, commenced late June 2012 and was completed July 31, 2012. Fifty-two shallow holes totaling 3,327 metres were completed on 165 to 330 metre spacing. Results will be used for geological modeling and for locating subsequent diamond drill holes. The best assay result from this shallow drilling was 11.1 metres averaging 0.15% copper with 0.26 grams per tone (“g/t”) gold  (from 52 metres depth).

A new drill hole (EGD157) located 750 metres north of Hugo North Extension was commenced September 12, 2012 and terminated December 10 at 2,380 metres without intersecting significant mineralization.

In December 2012, two drillholes totalling 942 metres were completed to test targets generated by the shallow drilling of the Cretaceous covered area. Neither hole intersected significant mineralization.

On the Javhlant licence in 2011, four holes totalling approximately 7,228 metres of drilling were completed. EJD0037 tested a geophysical/geochemical target near Southwest Heruga.  The hole collared in Devonian volcanics and intersected 24 metres of 0.15% copper and 0.08 g/t gold from 278 metres.  EJD0038 tested the Heruga Southwest target, previously tested by EJD0035A.  Within a 220-metre-thick, weakly mineralized zone, the best assay interval was four metres of 0.11 g/t gold and 1.05% copper at 2,110 to 2,114 metres.  Two of the holes (EJD0039 and -0040) tested geophysical targets to the west of Heruga and intersected weak to no mineralization.

During the year ended December 31, 2012, six holes totaling 10,237 metres were completed on the Javhlant licence. Two of the holes (EJD0039 and 0040) tested geophysical targets to the west of Heruga and intersected weak to no mineralization. Two additional holes (EJD0034A and 0045) tested the east side of Heruga. Hole 0045 did not reach the planned target due to unexpected faults, while 0034A, a daughter hole beneath EJD0034, intersected 590 metres of 0.33% copper, 0.70 g/t gold and 56 parts per million (“ppm”) molybdenum. The fifth hole tested an induced polarization-gravity ("IP-gravity") target, located 2 kilometres to the east of Heruga, and did not return any significant results. A sixth hole (EJD0043) tested the south extension of the Heruga Southwest zone but was terminated after entering barren Carboniferous granodiorite.

In mid-December 2012 a new drill hole was collared at the north end of Heruga on the Javhlant licence but directed northwest onto the Oyu Tolgoi licence. In early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1500 metres and still above the mineralized zone.  The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence.

No exploration work has been undertaken by OTLLC on the Joint Venture Property since February 2013 and no work is currently planned for 2014.

Joint Venture Property – Mineral Resources

The following Table 1 summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in LHTR13.  The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006.  The Heruga mineral resource estimate is effective as of March 30, 2010. Scott Jackson, F.AusIMM of QG acts as QP for both the Hugo North Extension and Heruga resource estimates.

The base case copper equivalent (“CuEq”) grade assumptions for each deposit were determined using operating cost estimates from the mineral reserves and using cut-off grades applicable to mining operations exploiting similar deposits.  The CuEq cut-off applied for underground resources was 0.37%.

Table 1 -  Entrée - OTLLC Joint Venture Mineral Resources (0.37% CuEq cut-off)

Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	Silver (g/t)	Molybdenum (ppm)	CuEq (%)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North Extension)	132	1.65	0.55	4.09	35.7	2.00
Inferred Shivee Tolgoi (Hugo North Extension)	134	0.93	0.25	2.44	23.6	1.09
Heruga Deposit
Inferred Javhlant (Heruga)	1,824	0.38	0.36	1.35	110	0.67

Deposit	Contained Metal
	Copper (Mlb)	Gold (Moz)	Silver (Moz)	Molybdenum (Mlb)	CuEq (Mlb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North Extension)	4,800	2.32	17.4	10.4	5,810
Inferred Shivee Tolgoi (Hugo North Extension)	2,760	1.08	10.5	7.0	3,230
Heruga Deposit
Inferred Javhlant (Heruga)	15,190	21.2	79.4	444	26,850
Notes:
●
CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold, and $10.00 for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculation.

●	The contained copper, gold and molybdenum in the tables have not been adjusted for metallurgical recovery.
●	The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
●	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC.  Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 m, and 30% above this depth.

The mineral reserve and resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”).  The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. See, “Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates”.

Hugo North Extension Deposit

The Hugo North Extension mineral resource estimate was produced in 2007 in conformance with NI 43-101, was reviewed independently for Entrée by QG in 2008 and remains unchanged in LHTR13.  However, the base case cut-off has been lowered from 0.6% CuEq to 0.37% CuEq resulting in new base case tonnages and grades.  Full details are contained in LHTR13, which is available at www.sedar.com.

The Hugo North Extension deposit within the Joint Venture Property contains copper–gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The copper sulphides in the high-grade zone at Hugo North Extension comprise relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite.  Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% copper) and is zoned outward to chalcopyrite (to zones averaging around 2% copper for the high–grade chalcopyrite dominant mineralization).  Bornite and chalcopyrite are important copper bearing minerals that contain approximately 63% and 35% copper (respectively) in their crystal structure.  Higher grade gold values within the Hugo North Extension mineralized system are associated with the presence of bornite.

Geological models were constructed by OTLLC using lithological and structural interpretations completed in late 2006.  QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  The assays were composited into 5 metre down-hole composites; block sizes were 20 x 20 x 15 metres.

The mineral resources were classified using logic consistent with the CIM definitions required by NI 43–101.  Inspection of the model and drill hole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as indicated resources if they fell within the current drill hole spacing, which is on 125 x 70 metre centres.  Blocks were assigned to the inferred resource category if they fell within 150 metres of a drill hole composite.

The base case copper equivalent cut-off grade assumptions for the Hugo North Extension deposit were determined using operating cost estimates from similar deposits.

Heruga Deposit

The Heruga mineral resource estimate was updated in March 2010 and remained unchanged in LHTR13.  However, the base case cut-off has been lowered from 0.6% CuEq to 0.37% CuEq resulting in new base case tonnages and grades.  Full details are contained in LHTR13, which is available at www.sedar.com. This estimate is in conformance with the CIM mineral resource and mineral reserve definitions referred to in NI 43-101.  The mineral resource estimate was prepared under the supervision of Scott Jackson of QG in Perth.   The Heruga deposit within the Joint Venture Property contains copper–gold-molybdenum porphyry style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 metres below surface) and plunges gently to the north.

QG reviewed OTLLC’s quality assurance/quality control (“QA/QC”) procedures in 2008 and 2009 and found them to be followed and to exceed industry standards.

The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drill holes, including daughter holes, totalling 58,276 metres. A close-off date of May 31, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.  The effective date for Heruga is March 30, 2010.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is a significant carapace-like zone of molybdenum mineralization (100 ppm to 1000 ppm) in the form of molybdenite.

OTLLC created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit.  To assist in the estimation of grades in the model, OTLLC also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% copper was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  Silver was estimated using the copper domains. These grade shells took into account known gross geological controls in addition to broadly adhering to the above mentioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by OTLLC using Datamine® commercial mine planning software.  The methodology was very similar to that used to estimate the Hugo North deposit (including Hugo North Extension).  Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 metre down-hole composites; block sizes were 20 x 20 x 15 metres.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the OTLLC model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  Silver was estimated with the same variograms as copper. QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by OTLLC.

The mineral resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43–101.  Blocks within 150 metres of a drill hole were initially considered to be inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 metres.

Sampling, Analysis and Security – Joint Venture Property

Split core samples were prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia. The prepared pulps were then shipped by air under the custody of OTLLC to Ulaanbaatar, where they were assayed at a laboratory (lab) facility operated by SGS Mongolia.

The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (“SRM”) samples (one less than 2% copper and one greater than 2% copper if higher-grade mineralization is present based on visual estimates).  These were generally small and not consistent and therefore considered acceptable. QG has reviewed the current OTLLC systems for sample security and chain of custody.  QG is of the opinion that OTLLC’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes.

Joint Venture Property - Mineral Reserves

In June 2010, Ivanhoe Mines Ltd. (now Turquoise Hill) released a technical report titled Oyu Tolgoi Integrated Development Plan 2010 (“Ivanhoe TR10”), which represented the first opportunity to publicly update the previous Oyu Tolgoi Integrated Development Plan 2005 for all aspects of the project within the framework of a signed and effective Investment Agreement with the Government of Mongolia.  The Ivanhoe TR10 included the first mineral reserve on the Entrée-OTLLC Joint Venture Property.

The mineral reserve on the Entrée-OTLLC Joint Venture Property was updated in the Company’s technical report released in March 2012 (“LHTR12”), and has been updated again in LHTR13.  LHTR13 is based upon the most recent technical report published by Turquoise Hill, 2013 OTTR.  2013 OTTR updates the current path of development for the initial phases of the Oyu Tolgoi project (Southern Oyu pits and Hugo North Underground Lift 1, including Lift 1 of the Hugo North Extension deposit).  The work of the 2013 OTTR meets the standards of US Industry Guide 7 requirements for reporting reserves.  The qualified persons responsible for the 2013 OTTR are the same qualified persons responsible for preparing LHTR13 for the Company.  LHTR13 considers the conclusions and recommendations raised within the 2013 OTTR in the context of Entrée’s operations.

LHTR13 analyses a reserve case only (“2013 Reserve Case”) and is based on a prefeasibility level study complying with NI 43-101.  The Entrée-OTLLC Joint Venture Property mineral reserve is contained within the Hugo North underground block cave Lift 1 as defined within the 2013 OTTR.  The mine design work on Hugo North Lift 1 prepared for Ivanhoe TR10 was reviewed by OTLLC and accepted as the basis for the underground mine planning in 2013 OTTR.  The QP for mineral reserves also reviewed the work extensively, and it agreed with OTLLC’s conclusions and used the work as the basis for reporting the 2013 Hugo North underground mineral reserve.

The underground mineral reserves for the Hugo North deposit, including the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, were updated in LHTR13.  The portion of the Hugo North mineral reserve attributable to the Entrée-OTLLC Joint Venture is outlined in Table 2 below. The probable reserve for Hugo North Extension totals 31 million tonnes (“Mt”) grading 1.73% copper and 0.62 g/t gold.

LHTR13 only considers mineral resources in the indicated category, and engineering that has been carried out to a prefeasibility level or better to state the underground mineral reserve. There is no measured resource in the Hugo North mineral resource. Copper and gold grades on inferred resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $15/tonne NSR; further mine planning will examine lower cut-offs. The Hugo North mineral reserve is on both the OTLLC Oyu Tolgoi licence and the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence. A plan showing Hugo North Lift 1 and 2 relative to the mining licence boundaries is shown in Figure 3.  Figure 4 shows an isometric view of the two lifts.

Table 2 Entrée-OTLLC Joint Venture Mineral Reserve, Effective March 25, 2013
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (M lb)	Au (Moz)	Ag (koz)
Proven	-	-	-	-	-	-	-	-
Probable	31	95.21	1.73	0.62	3.74	1,090	521	3,229
Total Entrée-OTLLC Joint Venture	31	95.21	1.73	0.62	3.74	1,090	521	3,229

Notes:
●	Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.
●
Metal prices used for calculating the Hugo North underground NSR are copper $2.81/lb, gold $970/oz, and silver $15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

●	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
●
For the underground block cave all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

●	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
●
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 m, and 30% above this depth.

●
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.87/lb, gold $1350/oz, and silver $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

●	The mineral reserves are not additive to the mineral resources.

The mineral reserve and resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”).  The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.  See, “Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates”.

Figure 3 - Hugo North Lift 1 and 2

N
Oyu Tolgoi Project
Hugo North Lift 1 & 2
Lift 2
Shivee
OT LLC - Entrée Gold
JV Property (15226A)
Shaft 4
Oyu Tolgoi
(6709A)
Lift 1
Shaft 2
Shaft 1

Figure 4 – Isometric View of Hugo North Lift 1 and 2

Oyu Tolgoi Project
Hugo North Lift 1
Shaft 2
Shaft 4
Shaft 1
Lift 1
NE
SW
Lift 2
Oyu Tolgoi
(6709A)
Shivee
OT LLC - Entrée Gold
JV Property (15226A)

A reconciliation of the LHTR12 and LHTR13 mineral reserves is shown in Table 3.

 Table 3 – LHTR13 and LHTR12 Probable Mineral Reserve Comparison

Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (M lb)	Au (koz)	Ag (koz)
LHTR13	31	95.21	1.73	0.62	3.74	1,090	521	3,229
LHTR12	27	79.40	1.91	0.74	4.17	1,043	536	3127
Difference	4	15.81	-0.18	-0.11	-0.44	47	-15	102
Difference (%)	15.1%	19.9%	-9.4%	-15.1%	-10.5%	4.5%	-2.8%	3.3%

Notes:

●	LHTR12 mineral reserves have the effective date of May 11, 2010.
●	LHTR13 mineral reserves have the effective date of March 25, 2013.
●
Metal prices used for calculating the LHTR13 Hugo North underground NSR are copper $2.81/lb, gold $970/oz, and silver $15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work.

●
Metal prices used for calculating the LHTR12 Hugo North underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work.

●
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.87/lb, gold $1350/oz, and silver $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

●	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
●
For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

●	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
●
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 m, and 30% above this depth.

●	The mineral reserves are not additive to the mineral resources.

2013 Oyu Tolgoi Technical Report Development Plan

The 2013 OTTR uses updated mineral resources for OTLLC’s Southern Oyu deposits and the Hugo North (including Hugo North Extension) mineral resources as first reported in 2007.  The 2013 OTTR includes resources from the Oyu Tolgoi licence (wholly owned by OTLLC) and Entrée-OTLLC Joint Venture licence areas. Although the overall strategy for the development of the Oyu Tolgoi project remains the same in the 2013 OTTR as it did in previous reports, there have been changes to several key areas which are addressed in this update. The changes to date include:

●	Construction of the Oyu Tolgoi mine’s first phase of development (Southern Oyu open pits) reached 99% completion at the end of 2012.

●	The mining and stockpiling of the first open-pit ore began in May 2012.

●
Following the signing of the binding Power Purchase Agreement with the Inner Mongolian Power Corporation in early November 2012, electrical transmission lines for power to the Oyu Tolgoi mine were energized and operational.

●
Construction of the concentrator was essentially completed in November 2012. First concentrate was produced on January 31, 2013. Commencement of commercial production is expected by the end of June 2013 subject to the resolution of the issues being discussed with the Government of Mongolia.

●
Underground lateral development at the Hugo North deposit was, as planned, suspended in February 2012 to enable the upgrading of hoisting equipment at Shaft 1 and was restarted during the third quarter of 2012 following the completion of the upgrade. 1,500 metres of lateral development were achieved from mid-September 2012 to the end of December 2012 after the completion of the shaft changeover.

●
Construction of Shaft 2 at the Hugo North deposit is progressing well with the headframe reaching its final height of 96 metres in the second quarter of 2012. The headframe and ancillary buildings were 99% complete at December 31, 2012. Shaft-sinking activities began in December 2011, and the depth of the shaft is now approximately 980 metres below surface, 74% of its final 1,319 metre depth.

●
The construction of Shaft 5 began in October 2012. Pre-sinking works have been completed and sinking activity is planned to commence in April 2013. Shaft 5 will provide primary ventilation for underground operations and is expected to have a final depth of 1,195 metres.

●
Construction of off-site facilities and infrastructure were behind schedule at December 31, 2012 due to slower progress in the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border, the diversion of the Undai River and development of the Khanbumbat permanent airport. Road development was impacted by local permitting issues related to modifications associated with Oyu Tolgoi's environmental commitments. Road work has been suspended for the winter although there should be no impact upon the transporting of concentrate to the border. Work on the river diversion commenced in December 2012; however progress was also impacted by local permitting issues. The permanent airport work was completed in January 2013 and began operating in February 2013.

●	Long-term sales contracts have been signed for a significant proportion of the Oyu Tolgoi mine’s concentrate production.

●	The Environmental and Social Impact Assessment (“ESIA”) undertaken as part of the project finance process was publically disclosed in August 2012.

●
The overall financing plan is progressing with the aim of raising $3 billion to $4 billion. The project financing is subject to the unanimous approval of the OTLLC board of directors, which includes representatives from the Government of Mongolia. Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013.

Having taken the foregoing into account, the key updates in 2013 OTTR compared to Ivanhoe TR10 are:

●	Reserve based on the already constructed 100,000 tonnes per day (“tpd”) concentrator with a partial expansion of the concentrator to allow for the higher grade feed from Hugo North.

●	Signing of a binding Power Purchase Agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine.

●	Construction of a power station no longer included in project scope with costs adjusted to reflect a third party power provider throughout the life of the mine.

●	Updated open pit designs on Southern Oyu deposits and commencement of open pit mining including delivery of first ore to the plant.

●	Updated underground designs on Hugo North and continued underground development.

●	Upgrading of the Shaft 1 hoisting equipment and revision of the production schedule to account for changed timing of the underground production.

●	Revisions to capital estimates and updates for costs expended to date.

OTLLC is undertaking a comprehensive implementation review in order to develop a final project schedule and budget.

Subsequent to the release of the 2013 OTTR and the LHTR13, Turquoise Hill reported that Rio Tinto has signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi.  These commitments will expire on March 31, 2014.

On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament and as a consequence funding and development of the Oyu Tolgoi underground mine will be delayed until matters with the Mongolian Government can be resolved and a new timetable has been agreed.  According to Turquoise Hill, senior representatives of the Government of Mongolia have since indicated that approval of Oyu Tolgoi project financing is a matter for the board of directors of OTLLC rather than the Mongolian government, and recent discussions indicate progress and a willingness from all parties to co-operate to resolve outstanding issues. However, key issues relating to the Oyu Tolgoi project remain unresolved, including the sharing of economic value from the project, clarification of initial development and construction costs, access to water, and the timing, completion and OTLLC shareholder approval of the feasibility study for the expansion of operations.  Some uncertainty remains regarding the approvals process and timing required to resolve the complex outstanding issues to enable completion of the proposed project financing package.  As a result, there can be no assurance that these matters will be resolved in a satisfactory manner and that Oyu Tolgoi project financing will be available within a reasonable time frame to permit development of the underground mine within current cost estimates, on schedule or at all.

The Oyu Tolgoi project has a large mineral resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions.

Five deposits have been identified in the mineral resource at Oyu Tolgoi. They are Southwest and Central, Hugo South, Hugo North (including Hugo North Extension) and Heruga (including the portion on the Entrée-OTLLC Joint Venture Property). Southwest and Central comprise the Southern Oyu deposits. Hugo South and Hugo North (including Hugo North Extension) comprise the Hugo Dummett deposit. For mine planning purposes, the nine open pit stages at Southern Oyu and one block cave at Hugo North (including Hugo North Extension) have been identified for the mineral reserve. In addition to these, long term mine planning has identified potential for another block cave lift (Lift 2) at Hugo North (including Hugo North Extension), open pit or block caving at Hugo South and two block caving scenarios at Heruga. The mine planning work in previous studies, which is confirmed in 2013 OTTR, suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

●	Hugo North (including Hugo North Extension)

●	Southwest

●	Central

●	Hugo South

●	Heruga

The 2013 Reserve Case assumes processing of 1.5 billion tonnes (“Bt”) of ore over a 43 year period, mined from the Southern Oyu open pit and Lift 1 of the Hugo North underground block cave. The Entrée-OTLLC Joint Venture mineral reserve is 31 Mt within the 1.5 Bt. The mining areas included in the 2013 Reserve Case are shown schematically in Figure 5.  The location of the Entrée-OTLLC Joint Venture mineral reserve relative to the OTLLC portion of the Hugo North Lift 1 block cave is depicted in Figure 6.

Figure 5 – 2013 Reserve Case Mining Areas

Figure 6 – Hugo North Lift 1 Block Cave Plan

N
Oyu Tolgoi Project
Hugo North Lift 1
Shivee
OT LLC - Entrée Gold
JV Property (15226A)
Shaft 4
Oyu Tolgoi
(6709A)
Lift 1
Shaft 2
Shaft 1

The predominant source of ore at start up is the Southern Oyu open pit. Surface construction, underground infrastructure and mine development will be undertaken in parallel to this. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85,000 tpd.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits. The concentrate produced will initially be transported by road and rail to smelters in China.

Oyu Tolgoi is a remote greenfields project and therefore requires extensive infrastructure to be constructed in addition to the concentrating facilities. The major initial infrastructure elements include:

●	Water Borefields

●	Water Treatment

●	Housing

●	Airstrip

●	Supporting Facilities

●	Power

2013 Reserve Case

A summary of the Entrée – OTLLC Joint Venture Property production and financial results for the 2013 Reserve Case is shown in Table 4. The after tax Net Present Value (“NPV”) at 8% discount rate (“NPV8”) attributable to Entrée for the 2013 Reserve Case is $110 million (“M”).

Table 4 – 2013 Summary Production and Financial Results

Description	Units	2013 Reserve Case
Inventory		Mineral Reserve
Total OT Reserve	bt	1.5

Metal Prices
Copper	$/lb	2.87
Gold	$/oz	1,350
Silver	$/oz	23.50

Joint Venture Property Results
Joint Venture Property Reserve	Mt	31
NSR	$/t	95.21
Cu Grade	%	1.73
Au Grade	g/t	0.62
Ag Grade	g/t	3.74
Cu Recovered	billion lb	1.1
Au Recovered	Moz	0.5
Ag Recovered	Moz	3.2
NPV (8%) After Tax (Entrée)	$M	110

Notes:

●
Metal prices used for calculating the Hugo North underground NSR are copper $2.81/lb, gold $970/oz, and silver $15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

●	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
●
For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

●	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
●
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.87/lb, gold $1,350/oz, and silver $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

●
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 m, and 30% above this depth.

●	The mineral reserves are not additive to the mineral resources.

Table 5 – Metal Price Summary

Year Ended	Cu ($/lb)	Au ($/oz)	Ag ($/oz)
2010	3.42	1,225	15.44
2011	4.00	1,572	12.89
2012	3.61	1,792	31.15
Average	3.68	1,703	19.83
Reserve NSR	2.81	970	12.00
Base Case Financial Analysis	2.87	1,350	23.50

The Entrée-OTLLC Joint Venture (shown as Hugo North EJV) and OTLLC copper and gold metal production and processing tonnages in the 2013 Reserve Case are shown in Figures 7 to 10.  The production shown is the total production from the Entrée-OTLLC Joint Venture of which 20% is attributable to Entrée. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC is responsible for 80% of all costs incurred on the Joint Venture Property, including capital expenditures, and Entrée for the remaining 20%.  Also under the terms of the Entrée-OTLLC Joint Venture, Entrée has elected to have its share of costs debt financed by  OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.   Therefore, Entrée will not be obliged to contribute cash to the Entrée-OTLLC Joint Venture for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée-OTLLC Joint Venture until such time as any loans outstanding are repaid and 100% thereafter. Entrée’s cash flows from the 2013 Reserve Case are shown in Figure 11.

Figure 7 – Processing by Source – 2013 Reserve Case

45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Processed kt
-1
5
10
15
20
25
30
35
40
Year
Southern Oyu OT LLC
Hugo North OT LLC
Hugo North EJV

Entrée-OTLLC Joint Venture total production values are shown.

Figure 8 – Copper Production – 2013 Reserve Case

1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Cu Production Mlb
-1
5
10
15
20
25
30
35
40
Year
Southern Oyu OT LLC
Hugo North OT LLC
Hugo North EJV

Entrée-OTLLC Joint Venture total production values are shown.

Figure 9 – Gold Production – 2013 Reserve Case

800
700
600
500
400
300
200
100
0
Au Production koz
-1
5
10
15
20
25
30
35
40
Year
Southern Oyu OT LLC
Hugo North OT LLC
Hugo North EJV

Entrée-OTLLC Joint Venture total production values are shown.

Figure 10 – Silver Production – 2013 Reserve Case

5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Ag Production koz
-1
5
10
15
20
25
30
35
40
Year
Southern Oyu OT LLC
Hugo North OT LLC
Hugo North EJV

Entrée- OTLLC Joint Venture total production values are shown.

Figure 11 – Entrée Cumulative Cash Flow – 2013 Reserve Case (Undiscounted)

Cash Flow - After Financing USD $ M
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Cumulative Cash Flow - After Financing USD $ M
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Project Year
Annual Cash Flow
Cumulative Cash Flow

The mine plan in LHTR12 showed first development production from the Joint Venture Property as early as 2015.  In the current mine plan OTLLC has revised the design and the block cave initiation point has moved to the south, resulting in a delay to development on the Joint Venture Property. The plan prepared by OTLLC now defers the initial block cave development to 2019, with some earlier shaft development in waste in 2016 and 2018.

OTLLC currently plans to undertake engineering studies of expansion options in its feasibility study for the Oyu Tolgoi project, which is expected to be completed in the first half of 2014. This will include examining all production scenarios and associated expansion options. The QP for mineral reserves believes that further design work could identify opportunities to improve project economics through cost reductions and mine plan optimization. This may result in further positive changes to the Joint Venture Property development schedule that could bring first Joint Venture Property ore forward relative to the current plan.

Entrée-OTLLC Joint Venture Future Work

Exploration and development of the Joint Venture Property is under the control of Rio Tinto on behalf of manager OTLLC. The future work recommendations in the 2013 OTTR, although focussed on the Oyu Tolgoi licence, will be of benefit to Entrée as they will include examination of the Joint Venture Property.

Power Supply Determination

Turquoise Hill announced on November 5, 2012, that OTLLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine. With the conclusion of the power agreement, OTLLC completed a seven-week commissioning of the ore-processing equipment. First concentrate production was completed on January 31, 2013. Commercial production commenced in September 2013.

The Investment Agreement recognized that the reliable supply of electrical power is critical to the mine. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after OTLLC begins commercial production. The Investment Agreement established that: a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi and b) all of the mine’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. OTLLC continues to evaluate the development of a dedicated power plant.

Water Permit

Due to low average annual precipitation in the project area, water management and conservation are given the highest priority in all aspects of project design.

The development of a borefield to access groundwater reserves within the Gunii Hooloi aquifer basin has been established as the most cost-effective option to meet the raw water demand for the project. Water from the borefield will be required for process water supply, dust suppression in the mining areas, and potable use. Another major component of the water management plan is the diversion of the Undai River to accommodate project facilities. Undai River water is not used by the mine, diversion is to totally preserve this water in the environment.  The Undai River diversion was completed in August 2013.

OTLLC will benchmark its water conservation efforts against other mines by assessing factors such as quantified water consumption per tonne of concentrate produced. The current water budget is based on the use of 550 litres per tonne (“L/t”), which compares favourably with other large operations in similar arid conditions. OTLLC is committed to water conservation.

It is also assumed that no water will become available through mine dewatering. Although the need for mine dewatering at a rate of up to 90 litres per second (“L/s”) is predicted, this will be at a key stage of the mine development, and the actual flow could be lower. The total site design water demand ranges from a low of 465 L/s in spring to a high of 1,205 L/s in winter.

Concentrate Marketing

 Long-term sales contracts have been signed for 74% and 84% of the Oyu Tolgoi mine’s expected concentrate production in 2014 and 2015 respectively, while 40% of concentrate production is contracted for eight years (subject to renewals).

Socio-economic Aspects of Mine Closure Plan

The preliminary mine closure and reclamation plan includes provisions to ensure that adverse socio-economic impacts of mine closure are minimized and positive impacts are maximized. To this end, OTLLC has planned that allowances will be incorporated into the annual mine operations budget starting 10 years before mine closure to address the costs of:

●	Lost employment by the mine workforce
●	Adverse effects on supply chain businesses and downstream businesses, affected communities, public services, and infrastructure
●	Promoting ongoing sustainability among affected stakeholders and communities

The details of additional socio-economic aspects of a conceptual mine closure plan have not yet been fully developed and are the subject of work to be done in the near future.

Entrée-OTLLC Joint Venture Potential for Further Development

Entrée has mineral resources in the Hugo North Extension and Heruga deposits. OTLLC is studying the development options for all the deposits on the project. The mine designs and production schedules for the alternative development options are:

●	Southern Oyu Open Pits	(2013 Mineral Reserve)
●	Hugo North Lift 1 Block Cave (including Hugo North Extension)	(2013 Mineral Reserve)
●	Hugo North Lift 2 Block Cave (including Hugo North Extension)	(Inferred & Indicated Resource)
●	Hugo South Block Cave or Open Pit	(Inferred Resource)
●	Heruga Block Cave	(Inferred Resource)

Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves. There is no certainty that the alternative production cases will be realized.

Currently the designs for Hugo North Lift 2 (including Hugo North Extension), Hugo South block cave and Heruga are the same as those in Ivanhoe TR10. The Hugo South open pit designs were updated in 2012. From the designs two sets for long term production scheduling can be prepared, one with Hugo South as underground and one as open pit. The two sets are shown in Figure 12 and Figure 13.  The work on the alternative production cases is not complete, in particular the definition of the expansion sizes and costing of the cases.

Figure 12 - Alternative Production Design Set 1

Figure 13 – Alternative Production Design Set 2

These cases will be part of the strategic planning that is being undertaken by OTLLC. This work will examine the plant capacity for expansions. Figure 14 shows the development options that have been identified as part of the study planning.

Figure 14  Oyu Tolgoi Development Options

To date, several alternative production cases were developed by OTLLC to explore the potential plant expansions and the flexibility inherent in the Heruga and Hugo South deposits. These cases and others will be examined and refined by OTLLC as part of the strategic planning process.

In the first case, the mining inventory remains the same as the 2013 Reserve Case but with a plant expansion in Year 6. This case is only at a conceptual level and costings have not been prepared. Alternative Production Case A is depicted in Figure 15.

Total annual production is 59.0 million tonnes per annum (“Mtpa”) from the Southern Oyu open pit and Hugo North Lift 1. The 2013 Reserve Case production is included in black for comparison.

Figure 15 – Alternative Production Case A

Oyu Tolgoi Exploration Potential
Processed Mt
70
60
50
40
30
20
10
-
-1 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
Year
HN1
SOT
2013 Reserve Case

In Alternative Production Case B, Hugo North Lift 2, Heruga, and Hugo South open pit are added to the schedule. A plant expansion occurs in Year 7. This case is only at a conceptual level and costings have not been prepared. The ultimate production rate for Alternative Production Case B is 68.1 Mtpa and is shown in Figure 16. This case uses Heruga as a 25 Mtpa operation and Hugo South as an open pit mine. The 2013 Reserve Case (black) and Alternative Production Case A (orange) are included for comparison.

Figure 16 – Alternative Production Case B

90
80
70
60
50
40
30
20
10
Processed Mt
-1 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
Year
Oyu Tolgoi Exploration Potential
HN1
HN2
Heruga
SOT
HS Open Pit
2013 Reserve Case
Alternate Production Case A

The third case is Alternative Production Case C and, again, is only at a conceptual level and costings have not been prepared. The ultimate production rate for Alternative Production Case C is 110 Mtpa and is shown in Figure 17. The case also uses Heruga as a 25 Mtpa operation and Hugo South as an open pit mine. The 2013 Reserve Case (black), Alternative Production Case A (orange), and Alternative Production Case B (pink) are included for comparison. There is a significant amount of study work to be carried out to verify the alternative production cases to increase the mineral resource confidence and identify suitable infrastructure capacities such as water. These cases are discussed as it is considered that they demonstrate the options for the direction the Oyu Tolgoi long term mine planning could take.

Figure 17 – Alternative Production Case C

Oyu Tolgoi Exploration Potential
Processed Mt
140
120
100
80
60
40
20
-
Year
-1 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60
HN1
HN2
Heruga
SOT
HS Open Pit
2013 Reserve Case
Alternate Production Case A
Alternate Production Case B

Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

Shivee West – Exploration

In 2011, RC drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone ("Argo Zone") was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone was partly defined by six RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres. Shallow gold mineralization in both zones is hosted by quartz veined felsic volcanic rocks.

In April 2012, Entrée mobilized a field crew to Mongolia to continue exploration of its Shivee West project. Work focussed on geological mapping, excavator trenching and sampling in the Argo/Zone III and Khoyor Mod areas. In total, 22 trenches (1,723 metres) were excavated. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling and the Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade gold values.

Khoyor Mod is located approximately 6 kilometres south of Argo and comprises a 250 metre by 300 metre area of quartz stockwork within Devonian sediments. The stockwork is anomalous in gold (trace to 0.58 g/t) and copper (67 – 505 ppm) and is indicative of a porphyry target.

Entrée does not anticipate that further significant exploration or development work on Shivee West will occur until the current regulatory environment in Mongolia has been stabilized.

Shivee West – Sampling, Analysis and Security

Sampling programs on Shivee West have included soil, rock chip, drill core and RC samples. In 2011 and 2012 sampling was limited to RC and rock chip (trench) samples. All of the sampling was carried out by Entrée personnel or contractors.

In 2012, Entrée submitted 547 trench chip samples and 60 other miscellaneous rock samples. All samples were submitted to Actlabs Asia LLC in Ulaanbaatar, Mongolia for gold analysis by FA/AA methods on a 30 gram sample and for silver, copper, molybdenum, lead and zinc by 4 acid digestion/AA method.

No sample preparation is undertaken in the field.  Samples of any type for analytical work are collected in uniquely numbered sample bags with corresponding sample tag inside and stored in a secure facility in the exploration camp until ready for shipment to the lab.  Samples are placed in rice bags and shipped by ground transportation using a locked box, keys of which are kept in the exploration camp and at the destination laboratory.  A chain-of-command document is used to verify receipt of the samples by the driver and by the analytical laboratory.

UNITED STATES

Ann Mason Project

The Ann Mason Project is Entrée’s most advanced project outside of Mongolia.  The project area is currently defined by the mineral rights to 1,054 unpatented lode claims on public land administered by the BLM, and title to 20 patented lode claims.  The project covers a total area of approximately 8,013 ha (19,800 acres).  Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited (“PacMag”).  The Ann Mason Project hosts two known mineral deposits: Ann Mason and Blue Hill.  Both are copper-molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit.  The project area also includes several early-stage copper porphyry targets located within 12 kilometres of the Ann Mason deposit, including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets.  Unless otherwise described below, Entrée has a 100% interest or an option to acquire a 100% interest in the claims comprising the Ann Mason Project.

A total of 226 of the unpatented lode claims, to the west and north of the Ann Mason and Blue Hill deposits, are subject to a mining lease and option to purchase agreement (“MLOPA”) with two individuals.  The agreement provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500, which commenced in June, 2011 and will continue until the commencement of sustained commercial production.  The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement to acquire an interest in 216 unpatented lode claims with Bronco Creek, a wholly-owned subsidiary of Eurasian Minerals Inc. (“Eurasian”).  Under the terms of the agreement, Entrée may acquire an 80% interest in the claims by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares of the Company (completed); (b) making aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries; and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement. Seventeen of the patented lode claims are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp., and 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm.

Entrée’s exploration work on the Ann Mason Project has primarily been focused on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Ann Mason Project.

Figure 18 - Ann Mason Project Map

The Company retained AGP Mining Consultants (“AGP”) to provide a NI 43-101 compliant PEA on the Ann Mason deposit.  As part of the PEA, the Ann Mason deposit mineral resources were updated by QG.  The PEA focused on the Ann Mason sulphide copper deposit and concluded that it could be developed as a large-scale open pit mine with a conventional sulphide flotation milling operation.  AGP also provided the first mineral resource estimate for the Blue Hill deposit.  While the resource estimate for Blue Hill is included in the PEA technical report, it was not evaluated as part of the PEA.

On October 24, 2012, the Company announced the results of the PEA on the Ann Mason deposit.  Key results from the PEA can be summarized as follows:

●
Base case, pre-tax net present value (using a 7.5% discount rate) (“NPV7.5”) of $1.11 billion, internal rate of return (“IRR”) of 14.8%, and payback of 6.4 years, based on long term metal prices of $3.00/pound copper, $13.50/pound molybdenum, $1,200/ounce gold and $22/ounce silver (the “Base Case”);

●	Development capital costs of approximately $1.28 billion, including contingency;

●	Average cash costs1 (net of by-product sales) of $1.46/pound copper;

●	Net annual undiscounted cash flow over the life of mine (“LOM”) is approximately $227 million per year;

●	100,000 tpd conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life;

●	LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum;

●	LOM strip ratio of 2.16:1 waste to mineralized material;

●	LOM average copper recovery of 93.5%; and

●	Copper concentrate grading 30%.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The following information was taken from “Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A.” with an effective date of October 24, 2012 (“AMTR12”).  AMTR12 was prepared by AGP, and a copy is filed on SEDAR at www.sedar.com.  AMTR12 forms the basis for the information in this Annual Report regarding the Ann Mason Project.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of AMTR12.

Project Description and Location

The Ann Mason Project is located in west-central Nevada, approximately 75 kilometres southeast of Reno, 45 kilometres southeast of Carson City (the capital of Nevada), and 7 kilometres west of the town of Yerington.  The Ann Mason Project is situated within the Yerington Mining District, a historical copper mining district that covers the eastern side of the Ann Mason Project in Lyon County.  It is centered at approximately latitude 39°00’ N and longitude 119°18 W, within both Douglas and Lyon Counties.

The Ann Mason Project comprises both mineral rights to unpatented lode claims on public land administered by the BLM, and title to patented lode claims.  It is necessary for unpatented claim owners or their lessees to perform the following acts annually in order to maintain the claims in good standing:  (1) on or before September 1 (the beginning of the assessment year), the owner/lessee must pay a claim maintenance fee of $140.00 per claim along with an Affidavit and Notice of Intent to Hold to the State Office of the BLM in which the claim is located; (2) on or before November 1, the owner/lessee must record an Affidavit that the BLM required fees have been paid and Notice of Intent to Hold for the previous claim maintenance year in the county in which the claims are located.  The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to $10.50 per claim plus a nominal fee for county document recording.  A Notice of Intent to Hold has been recorded with Douglas and Lyon Counties and with the BLM for the 2013 annual assessment year which ended at noon on September 1, 2013.  The required annual mining claim maintenance fees in the amount of $140.00 per claim have been paid to the BLM for the 2014 assessment year which began on September 1, 2013.  Title to unpatented mining claims is subject to the paramount title of the United States.

All property taxes payable to Lyon County for the patented claims have been timely paid and are current.

___________________________________________________________________________________________________
1 Cash costs is a non-US GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.

Surface rights to the areas covered by unpatented lode mining claims are vested with the BLM, which regulates surface management.  Entrée owns the surface rights to the Ann Mason Project’s 20 patented claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Both the Ann Mason and Blue Hill deposits are located approximately 1.5 kilometres apart in the southeast portion of the project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys.  Elevations range from roughly 1,400 to 1,940 masl.  Roulette, Blackjack IP, Blackjack Oxide and Minnesota are all early-stage targets.  Access is very good to all parts of the project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.

Reno is the closest major city, whose international airport has daily flights to various international and domestic destinations. Yerington (population 3,300) is the closest city to the project, and can be accessed from Reno along 132 kilometres of paved highway (approximately 1.5 hours).  Yerington is about 7 kilometres east of the project boundary and has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950s and early 1980s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there.

Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 links Yerington to the interstate highway system.  The nearest access to the rail network is located at Wabuska, 19 kilometres north of Yerington.  There is a small airport in Yerington with a 1.8 kilometre paved runway but no regular scheduled flights.  Yerington is connected to the State power grid and there is a power substation located in Weed Heights, adjacent to the former Yerington mine, 2.5 kilometres east of the project.

The nearest known sources of water are the Walker River, located about 5.5 kilometres east of the project, and the northern portion of Smith Valley, 7 kilometres southwest of Ann Mason.

All water within Nevada belongs to the public and is subject to appropriation for beneficial uses, such as mining.  The State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State.  Water rights may be acquired by making application to the State Engineer to acquire new water rights, or by leasing or purchasing existing water rights from a third party.  Entrée has retained a consultant to examine and make recommendations with respect to the appropriation or acquisition of water rights for the Ann Mason Project.  Water required for exploration drilling is currently purchased from the City of Yerington.

The proposed Ann Mason pit will be a large scale open pit operation.  A variety of skills will be required for normal operation.  It is anticipated that in excess of 600 permanent positions will be required for operation of the mine without consideration for the additional contract labour by various vendors.  The workforce will include equipment operators, mechanics, electricians, office staff and supervisors to name a few.  Nevada has a long history of mining and numerous large scale operations with which to share mining personnel.  However, training will be required for entry level positions and internally to upgrade existing local labour.

History

Anaconda explored the Ann Mason Project area between 1956 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 78,000 feet (approximately 23,775 metres) of drilling was done, delineating the initial resources for the Ann Mason deposit.  Anaconda also completed geophysical surveys and preliminary metallurgical testwork and the initial drill holes over the Blue Hill deposit.

Other companies, including Phelps Dodge, Mount Isa Mines (MIM), Lincoln Gold, PacMag and Honey Badger Exploration completed exploration programs over the project between 1995 and 2009, including varying amounts of RC and core drilling.  The historical drilling completed on the project is summarized in Table 6 below:

Table 6 – Ann Mason Historical Drilling

Date	Target	Company	No. Drill Holes (core or RC)	Metres (m)
1967 – 1980	Ann Mason	Anaconda	103	40,577.2
1990	Ann Mason	Arimetco	1	170.7
2002	Ann Mason	MIM	5	914.4
2006 - 2008	Ann Mason	PacMag	12	6,972.9
Subtotal (Ann Mason)			121	48,635.2
1968 - 1970	Blue Hill	Anaconda	13	2,942.6
1995	Blue Hill	Phelps Dodge	4	609.6
2007 - 2008	Blue Hill	PacMag	9	3,437.9
Subtotal (Blue Hill)			26	6,990.1
2008	Minnesota	PacMag	3	560.0
TOTAL		All Companies	150	56,185.3

Geological Setting and Mineralization

The Ann Mason Project area includes two main mineralized deposits: Ann Mason, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; and Blue Hill, a copper oxide and sulphide deposit, located approximately 1.5 kilometres northwest of the Ann Mason deposit.  Several other under-explored copper oxide and sulphide targets are located throughout the Ann Mason Project area.

Regional Geology

Ann Mason is hosted by several phases of the Jurassic-aged Yerington batholith, including granodiorite (Jgd), porphyritic quartz monzonite (Jpqm), quartz monzonite (Jqm) and younger quartz monzonite porphyry dykes (Qmp-a, Qmp-b and Qmp-c).  Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite.  An assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization locally overprints main-stage potassic alteration and copper mineralization.

Within the Yerington district, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60° to 90° westward by Miocene age normal faulting and extension.  As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

Ann Mason Deposit

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system.  Projected to the surface, the 0.15% copper envelope covers an area approximately 2.3 kilometres northwest and up to 1.3 kilometres northeast.  At depth, this envelope extends more than a kilometre below surface.  The mineralization remains open in most directions.

Within the 0.15% copper envelope the highest grades occur within a 200 metre to 800 metre thick, west-plunging zone that surrounds the intrusive contact between granodiorite and porphyritic quartz monzonite.  Within this zone, the highest copper grades are dependent on vein density, sulphide species, frequency, and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite.  Mineralization is closely associated with quartz monzonite (Qmp-a and Qmp-b) porphyry dykes.

Sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.

Within the northeast, southeast, and southwest quadrants of the deposit chalcopyrite and chalcopyrite-bornite are the primary sulphide domains.  This mineralization is the most dominant in terms of overall deposit tonnage and continues to the drilled depth of the deposit.  In the northwest quadrant the primary sulphide domain is chalcopyrite ≥ pyrite; a domain that forms thick intervals of >0.3% copper, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.

Chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains, and attached to or included in bornite.  Bornite occurs as separate grains in veins, and disseminated in rock and attached to chalcopyrite.  Sparse chalcocite occurs as replacement rims on chalcopyrite, but more commonly as replacement rims or exsolution replacement of bornite.

Molybdenum occurs as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint in several of the copper domains.  In the current resource model molybdenum is constrained within a >0.005% molybdenum grade envelope that occurs almost entirely within the 0.15% copper envelope and extending further below, where sodic (albite) alteration has removed copper mineralization, leaving molybdenum largely in place.  The molybdenum mineralization also remains open towards the north.

Silver ≥0.6 g/t and gold ≥0.06 g/t are closely associated with the occurrence of bornite within the chalcopyrite-bornite sulphide domain.

Alteration types include a broad, main-stage zone of potassic alteration (secondary biotite, K-feldspar), an outer propylitic zone (chlorite and epidote occurring with pyrite) and restricted late-stage overprints of sodic-calcic (chlorite+oligoclase±epidote), sodic (albite), sericite, zeolite and gypsum.  Late-stage sodic and sericite alteration occur along late, high-angle faults and as local, pervasive alteration of rocks.  In areas of strong (>15%) albite or sericite alteration, the copper grades can locally be greatly reduced, resulting in copper grades <0.2% and in places, <0.05%.  Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Two prominent structures form structural boundaries to the Ann Mason resource:

●
The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over a portion of the deposit and juxtaposes sterile Tertiary volcanic rocks on top of the mineralized intrusives.

●
A high-angle, northwest-trending, southwest dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall. Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

Other, late, high-angle faults, either with or without sodic or sericite alteration, cross the deposit in various orientations.

Blue Hill Deposit

The Blue Hill deposit is approximately 1.5 kilometres northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block.  It was decided opted not to include Blue Hill in the PEA until additional exploration work is completed.

Two main styles of porphyry mineralization have been identified:  near surface, oxide/mixed-copper mineralization; and underlying copper-molybdenum sulphide mineralization.

Both styles of mineralization are hosted by quartz monzonite with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry.  The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization.  However, sulphides continue below the fault to the southeast.

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 900 metres by 450 metres, and continuing for several hundred metres further to the west as a thinner zone.  Significant copper oxides, encountered in both RC and core drill holes extend from surface to an average depth of 124 metres.  Oxide copper mineralization consists of malachite, chrysocolla, rare azurite, black copper-manganese oxides, copper sulphates, and copper-bearing limonites.  Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets.  A zone of mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of up to 185 metres and averaging about 160 metres.  The copper oxide zone remains open to the northwest.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures, and faults or shear zones.  No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth towards the southeast, below the Blue Hill Fault.  Mineralization consists of varying quantities of pyrite, chalcopyrite, and molybdenite.  Local, higher-grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite.  Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes.  To the northwest, below the oxides only a few holes have tested the sulphide potential; however, in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation.  Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith.  Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains open is several directions, most importantly, to the southeast, towards Ann Mason.

Recent Exploration

Until May 2012, exploration at Ann Mason and Blue Hill was mainly focused on resource drilling which is discussed in more detail in following sections.

Exploration by Entrée in late 2012 comprised soil and rock geochemical sampling and geological mapping over areas covering approximately 740 ha to the north of the Blue Hill and to the south and southwest of the Ann Mason deposits.   This work identified several targets requiring further evaluation.

South and southwest of the Ann Mason deposit, >200 ppm irregular copper in soil anomalies occur in a 1.2 x 2.7 kilometre area that partly overlies the deposit and extends up to 1.5 kilometres southwest of the current resource.  Historical drilling in this area was limited to three shallow drill holes for which there is little or no geological or assay data available and one deeper hole that intersected up to 25.7 metres of possible oxide mineralization.

Soil and rock sampling 2 to 3 kilometres north of the Blue Hill deposit (Blackjack oxide target) returned five copper soil anomalies located at the eastern end of the 3 kilometre long Blackjack IP anomaly.  Entrée collected 112 grab samples in these areas and 39 of these returned copper values in the range of 1.08% to 13.73%.   Anomalies largely correspond with areas of historical mine workings and trenches over several areas of outcropping alteration and copper-oxide mineralization within Jurassic quartz monzonite.

In April 2013, the Company mobilized RC and core rigs onto the Ann Mason Project to test the Ann Mason and Blue Hill deposits and other nearby exploration targets. All drilling was completed by July 2013 and the rigs demobilized from site. On the Ann Mason deposit, 993 metres of RC pre-collar drilling and 2,159 metres of core drilling were completed in five holes which varied in depth from 502 metres to 811 metres. Two RC holes totalling 180 metres were drilled to test a new exploration target located 950 metres west of the Ann Mason deposit. The Blue Hill drilling included five RC holes totalling 669 metres and two previously drilled RC holes were deepened with core (162 metres and 171 metres) to test underlying sulphide mineralization. In addition, four RC holes, totalling 419 metres, tested near-surface oxide copper to the east of Blue Hill.

At the Ann Mason deposit, 2013 core drilling was designed to test for extensions of mineralization within the current pit design, primarily along the northeast and northwest margins of the deposit.  Drilling results from 2013 continued to enhance understanding of the geometry and potential of the Ann Mason deposit. Three of the five core holes drilled at Ann Mason extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. In addition, Ann Mason mineralization remains open in several directions and further drilling programs will be needed to test this potential.

Significant drill results from the 2013 Ann Mason drilling included:

●
Near the east end of the deposit, hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 g/t gold and 1.70 g/t silver. Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver.

●
Drill holes EG-AM-13-033 and 034, on the northeast side of the deposit, returned 310 metres of 0.21% copper and 46.0 metres of 0.27% copper, respectively and extend copper mineralization up to 250 metres northeast of the current mineral resource. The copper intercept in hole EG-AM-13-33 included 0.014% molybdenum, which is higher than typical values for the deposit.

●
EG-AM-13-036, while primarily pyritic, extends weak copper mineralization up to 190 metres north of the Ann Mason resource boundary. Higher grade copper mineralization in this area is interpreted to occur below the drilled depth of holes EG-AM-13-036 and 037. EG-AM-13-037 is located 240 metres east-southeast of EG-AM-13-036 and encountered strong faulting with no significant copper mineralization.

Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed about 500 to 900 metres to the west of Ann Mason to test a new, near-surface oxide copper target.  Holes EG-AM-13-038 and 039 encountered narrow intervals (up to 6 metres) of 0.16% – 0.20% oxide copper within strong, quartz-sericite-pyrite alteration.  Deeper sulphide potential below these holes remains untested.

Limited 2013 drilling at Blue Hill tested for additional areas of copper oxide mineralization and potential for underlying sulphide mineralization. The drill program successfully located westward extensions of the current deposit and also highlighted the structural complexity of the Blue Hill area.  Copper oxide and mixed oxide/sulphide mineralization remains open in several directions. To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions.

Significant 2013 Blue Hill drill results included:

●
EG-BH-13-040, located 750 metres west of the current Blue Hill resource, encountered several thin zones of oxide copper mineralization grading between 0.13% and 0.14% copper over widths ranging between 3 metres and 35 metres. In addition, 11 metres of 0.24% copper sulphide mineralization was intersected at the bottom of the hole. This drill hole is located on the edge of a largely untested, strong IP anomaly.

●
On the west side of the deposit, EG-BH-13-036 adds 16 metres of oxide mineralization grading 0.21% copper between two lenses within the current resource and EG-BH-13-037 adds 29 metres of oxide mineralization grading 0.14% copper, above the current resource.

●
Within the deposit, previous RC hole EG-BH-11-027 was deepened 171 metres with core drilling and encountered 0.19% copper in sulphides over 43 metres in the hanging wall of a major low-angle structure below the Blue Hill Fault.

●
Four RC holes, EG-BH-13-032, 033, 034 and 035, were drilled in the vicinity of EG-BH-11-031 (0.28% oxide copper over 13.8 metres) to test the extent of oxide copper mineralization between Ann Mason and Blue Hill. Two of the holes (EG-BH-13-032 and 035) intersected thinner intervals of similar grade mineralization (3 metres grading 0.25% copper). Oxide mineralization remains open to the north and to the west.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, induced polarization ("IP") and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

A short program of fill-in IP (31 line-kilometres) was completed in June 2013 over the central area of the Ann Mason Project.

Baseline environmental studies commenced in the second quarter of 2013 and include wildlife, biology, archaeology and cultural surveys. These studies will be used to expand the area covered under the existing PoO. Studies were largely complete at the end of 2013 except for minor additional cultural and raptor field surveys.

Drilling, Sampling and Analysis and Security of Samples

At Ann Mason, diamond drilling has concentrated on expanding and upgrading the mineral resources within the 0.15% copper envelope, and defining zones of higher grade mineralization.  At Blue Hill, drilling was primarily by RC, designed to test the extent of shallow oxide copper mineralization, but also to establish the potential for deeper, sulphide mineralization.

Entrée has completed 30 diamond drill holes totalling approximately 33,000 metres at Ann Mason.  Entrée has completed 30 RC and diamond drill holes totalling approximately 6,822 metres at the Blue Hill deposit.  Six additional diamond drill holes totalling approximately 2,700 metres have been completed in areas adjacent to the Blue Hill deposit.

Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in the mineral resource estimate.

At the completion of the assaying, approximately 5% of the pulps were sent to ACME Analytical Labs in Vancouver, an independent laboratory, for secondary lab check assays.  Entrée’s review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Ann Mason.

Entrée personnel or contractors have carried out all of the current sampling programs.

Assay samples are kept in a secure facility prior to being picked up by the laboratory. Sample shipments are picked up by laboratory personnel and taken to the lab. Strict chain of custody procedures are maintained during the transporting of the samples to the labs. An Entrée Sample Submittal Form and order for Analytical Services is transmitted with each sample shipment, with a copy retained by Entrée. The form includes shipment number, date shipped, shipping method, destination, number of bags, and contents of shipment (range of sample numbers). Individual assay samples are packaged in woven, polypropylene bags (four per bag), secured with plastic zip ties. The polypropylene bags are shipped on wooden pallets secured with shrink wrap. All sample shipments are made by Entrée or laboratory vehicles and personnel. Upon delivery to the laboratory, sample shipment information is recorded into the laboratory’s Information Management System. Indications of tampering or discrepancies between samples received and samples shipped are reported to Entrée by the laboratory. In some cases, the laboratory will e-mail delivery confirmation to Entrée.

Once logged and split, the core is stored on racks or, in the case of wooden core boxes, stacked on pallets in a secure storage facility.  Pulps and coarse rejects are returned to Entrée’s Yerington facility, where they are catalogued and stored on site in a secure location.

AGP is of the opinion that the sample preparation, analytical procedures, and security measures in place during the sampling programs are adequate to support the mineral resource estimates.

In 2012, Entrée initiated a program of re-sampling and assaying approximately 12,413 metres of historical Anaconda core (6,142 samples) from 44 historical drill holes.  This includes additional core from 19 of the 23 drill holes partially re-sampled by PacMag in 2006 and core from 25 complete holes selected by Entrée.  The purpose of the re-assay work was to increase the database of molybdenum, gold and silver assays and provide more uniform coverage throughout the deposit, allowing these by-product elements to be brought into the resource estimates.  The study also validates the copper grades originally reported by Anaconda.  Entrée’s review indicates a good comparison between Entrée’s copper assay results and the historical data, with a low bias (1.0%) noted between the two sets of data.

Mineral Resource Estimates

Ann Mason Deposit

The Company contracted QG based in Perth, Australia, to prepare an updated mineral resource estimate for the Ann Mason deposit.  The current resource estimate is contained within a constraining Lerchs-Grossmann (“LG”) pit shell, generated by AGP, and is based on approximately 33,000 metres of recent drilling in 30 holes and approximately 49,000 metres of historical drilling in 116 holes.  The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold, and silver values to be estimated.  At a base case cut-off of 0.20% copper, the deposit is estimated to contain an indicated resource of 1,137 Mt at 0.33% copper and 0.006% molybdenum and an inferred resource of 873 Mt at 0.29% copper and 0.004% molybdenum.  By-product levels of gold and silver were also estimated and are shown in Table 7 below.  The mineral resource estimate is CIM compliant and prepared in accordance with NI 43-101.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 7 – Ann Mason Mineral Resources (Effective Date August 14, 2012)

Cutoff (% Cu)	Tonnage (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (B lb)	Mo (B lb)
Indicated
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06
Inferred
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Although the mineral resource estimate previously reported by the Company in March 2012 is not significantly different than the total mineralized inventory, which forms the basis of the current estimate, approximately 14% of the previously reported mineralization at the 0.20% copper cut-off now occurs outside of the resource constraining pit shell and therefore is not included in the current estimate.  Further exploration may bring a portion of this additional mineralization into a resource category.

The key estimation parameters used by QG for the Ann Mason estimate are as follows:

●	Copper was interpolated using a single estimation domain created using an approximate 0.15% copper threshold. A similar however smaller domain was built for molybdenum using a 0.005% threshold.

●	Assays were composited to 5 metres in line.

●	Copper and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 metres were modelled.

●	Inside the copper domain, composites above 2% were given a restricted range of influence (40 metres). For molybdenum, a similar strategy was applied at 0.01% molybdenum.

●	Estimation of 40 x 40 x 15 metre blocks was by Ordinary Kriging (“OK”).

●
Density in the mineralized porphyry was based on 4,051 wax-immersion determinations and a Kriging model was built. In the volcanics above the Singatse Fault a single bulk density value (2.34) based on 130 measurements was used.

●
The resource was classified into inferred or indicated using a number of factors, taking into account confidence in the model, data spacing and various complementary geostatistical parameters, as follows:

–	Indicated: Material inside the 0.15% copper domain with a spacing of approximately 100 metres x 75 metres or less and with a slope of regression (a measure of conditional bias) above 0.7.

–	Inferred: Material inside the 0.15% copper domain with a spacing of greater than 100 metres, but less than 175 metres (i.e. the rest of the copper domain).

–	Not Classified: All material outside the 0.15% copper domain or below the economic pit shell.

The general parameters of the LG pit are as follows:

●	3-year trailing average gross metal values of $3.61/lb copper, $14.94/lb molybdenum, $1,425/oz gold, and $27.91/oz silver.

●	metallurgical recoveries of 92% copper, 50% molybdenum, 50% gold and 55% silver.

●	mining costs: $1.09 per tonne (“t”) base cost to the 1,605 metre level then increasing by $0.02/t/15 metre bench below that level.

●	process and general management and administration (“G&A”) costs of $6.12/t ($5.82/t process plus $0.30/t G&A).

●	pit slopes of 52° in the volcanic rock and 44° in the porphyry mineralization.

The mineral reserve and resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”).  The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.  See, “Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates”.

Blue Hill Deposit

AGP estimated mineral resources at Blue Hill, which were not included in the PEA mine design and economic analysis.  The Blue Hill resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

Blue Hill, as currently defined by the 0.075% copper shell and the constraining resource pit, underlies a 900 metre by 450 metre area.  Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface.  Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning (“SX/EW”) processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery.  The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

The estimate is based on copper, molybdenum, gold, and silver drill hole sample grades collected from 6 core and 24 RC drill holes completed by Entrée, and also from 20 historical core and RC drill holes completed by Anaconda and PacMag.

The key parameters of the estimate are as follows:

●	Domains were modelled in 3D to separate oxide, mixed, and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% copper cut-off.

●	High-grade outliers in the drill hole assay database were capped to 0.75% for copper, 0.03 g/t for gold, and 2 g/t for silver prior to compositing. No capping was applied to molybdenum.

●	Drill hole assays were composited to 5 metre lengths interrupted by the overall mineralization boundary.

●
Block grades for copper, molybdenum, gold, and silver were estimated from the drill hole composites using inverse distance weighted to the second power (“ID2”) into 40 x 40 x 15 metre blocks coded by domain. Molybdenum, gold, and silver were estimated for sulphide blocks only.

●
Dry bulk density was estimated globally for each domain from drill core samples collected throughout the deposit. The oxide and mixed zones were assigned a density of 2.57 tonnes per cubic metre (“t/m3”) and the sulphide zone was assigned 2.62 t/m3.

●	All blocks were classified as inferred in accordance to CIM definitions.

Mineral Resources were reported within an LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.

The general parameters of the LG pit are as follows:

●	average gross metal values of:

–	$3.32/lb copper for oxide and mixed material.

–	$3.16/lb copper, $12.12/lb molybdenum, $1,057/oz gold, and $13.58/oz silver for sulphide material.

●	metallurgical recoveries of:

–	81.7% leachable oxide copper.

–	75% for mixed material.

–	92% copper, 50% molybdenum, 50% gold and 55% silver for sulphide material.

●	mining costs:

–	oxide and mixed feed material - $1.30/t.

–	sulphide feed material - $1.13/t.

–	all waste costs - $1.13/t.

●	process and G&A costs of:

-	$5.06/t for oxide and mixed material.

-	$6.22/t for sulphide material.

●	pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.

Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization.   The Blue Hill resource is currently 72.13 Mt grading 0.17% copper in the oxide and mixed zones and 49.86 Mt grading 0.23% copper in the sulphide material (Table 8).  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 8 – Blue Hill Inferred Mineral Resource (Effective Date July 31, 2012)

Zone	Cu Cut-off (%)	Tonnes (Mt)	Grade Cu (%)	Contained Cu (Mlb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide Zone	0.10	47.44	0.17	179.37	-	-	-
Mixed Zone	0.10	24.69	0.18	98.12	-	-	-
Oxide + Mixed Zones	0.10	72.13	0.17	277.49	-	-	-
Sulphide Zone	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:
●	Mineral resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.
●	Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.
●	Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.
●	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.
●	Material quantities and grades are expressed in metric units, and contained metal in imperial units.

The mineral reserve and resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”).  The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.  See, “Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates”.

Geotechnical

The Company retained BGC Engineering Inc. (“BGC”) in association with AGP to undertake a geotechnical review of the proposed open pit.  To accomplish this, BGC completed a site visit in February/March 2012.  During the site visit, rock mass characterization was completed by reviewing available core, visiting the Yerington pit, located on an adjacent property owned by Quaterra Resources Inc. (“Quaterra”), and by examining the Ann Mason site with Entrée personnel.

The drill core that was reviewed from the Ann Mason deposit was primarily located in the area of mineralization; no drill core was available in the area of the proposed pit slopes.  In addition, much of the drill core reviewed had been cut and sampled for assays.  Drill core was HQ diameter and recovered with the “double tube” method, typical of exploration geology drilling.  This method is adequate for geology logging and assay; however, the core can be disturbed and broken by the drilling process.  As such, rock quality designations (“RQD”) logged by Entrée as part of their basic data collection may under-represent the in-situ quality of rock mass due to this disturbance.  BGC supplemented Entrée’s data with observations of rock strength, fracture spacing, longest stick, and joint conditions for the sections of core reviewed.

Geotechnical data relevant to the open pit slopes is limited at this stage of study, typical of most mine development projects at the PEA stage.  AGP concluded that Entrée’s work on the geology of the site appears to be of good quality and its development of a fault model at this stage of study is commendable.  The major data limitation identified in the review is a lack of geotechnical drilling information outside of the mineralized zone or proposed wall slopes.  Geotechnical data in the area of the proposed pit slopes will be needed for future geotechnical evaluations.

The rock mass of the Ann Mason deposit was divided into three main geotechnical units:

●	Tertiary volcanics (Domain I).

●	Granodiorite of the Yerington batholiths (Domain II).

●	Quartz monzonite porphyry of the Yerington batholiths (Domain II).

The overlying volcanics have limited the weathering of the underlying granodiorites and monzonites.

Bedding is the main geological structure observed in the volcanic rocks of the Ann Mason deposit.  The bedding dips on average at 62° to the west.  This west dip of the bedding is a result of the regional tilting due to the rotation of normal faulting.  The main faults of the Ann Mason deposit are the Singatse Fault, the Montana Yerington Fault (1.5 kilometres east of pit), and several possible southeast-striking normal faults.

Pit slope configurations were provided to AGP by BGC for pit design work.  This included overall slope angle, inter-ramp angle by domain, bench height, safety bench spacing, and width and bench face angles.  The maximum inter-ramp height is limited at this stage of study to 150 metres in the Ann Mason deposit.  Each 150 metres, an extra width “geotechnical berm” is to be applied which has a width of 32 metres.

The pit slope design indicated the following:

●	Volcanics (Domain I)

–	inter-ramp angle = 52 degrees

–	bench face angle = 67 degrees

–	height between safety benches = 30 metres (double benched)

–	width of safety bench = 11 metres.

●	Porphyry (Domain II)

–	inter-ramp angle = 39 degrees

–	bench face angle = 63 degrees

–	height between safety benches = 15 metres (single benched)

–	width of safety bench = 11 metres.

These have been incorporated in the current design.

BGC recommends the following:

●
Future geotechnical studies should focus on geotechnical specific drill holes targeting the proposed wall rocks of the pit. A minimum of four inclined holes should be completed each of which may be up to 800 metres long. All holes should be “triple tube” coring system holes with splits in the core tube. HQ3 diameter core is preferred.

●	Due to poorer rock mass quality throughout the deposit, all geotechnical holes should be surveyed with a borehole televiewer system.

●	The hydrogeological system needs to be investigated going forward in the next study. Geotechnical mapping needs to be completed as well.

Future geologic models should include interpretations of the main rock types, alteration zones, depth of weathered zones and major geological structures.

Mining

The PEA focused on the potential development of the Ann Mason deposit.  It was determined that a conventional large-scale open pit is possible at the deposit.  The deposit would be mined at a rate sufficient to feed a mill at a rate of 100,000 tpd.

The Ann Mason pit has been designed as a series of five pushbacks or phases and will be developed using conventional rotary drilling, blasting and loading with electric cable shovels and 360 tonne trucks.  The open pit will have a mine life of 24 years, after three years of pre-stripping to ensure sufficient material is available for the mill.  A total of 562.3 Mt of indicated resource grading 0.32% copper, 0.005% molybdenum, 0.03 g/t gold and 0.56 g/t silver makes up 67% of the mill feed over the mine life.  The remaining 33% of the mill feed is in the inferred category and amounts to 274.1 Mt grading 0.29% copper, 0.003% molybdenum, 0.03 g/t gold, and 0.63 g/t silver.

The LOM strip ratio is 2.16:1 and 1,808.7 Mt of waste rock will be moved over the course of the mine life.

Waste material will be placed to the southwest of the Ann Mason pit in a waste rock management facility (“WRMF”).  For this study, waste materials have been assumed to be non-acid generating based upon a review of sulphur present in the deposit.  This assumption will need to be confirmed in subsequent levels of study beyond the PEA.  Material in the pre-stripping phase will also be directed to two of the tailings dams to reduce quarrying costs during construction.

Operating costs for the open pit are expected to average $1.18/t total material over the LOM or $3.82/t of mill feed.  At the peak of material movement in Year 5, the major equipment fleet is expected to consist of five 229 mm drills, two 40.5 cubic metre (“m3”) front-end loaders, four 55.8 m3 electric cable shovels and thirty-two 360-tonne trucks.  Normal support equipment (track dozers, rubber tired dozers, graders) would also be part of the fleet to maintain normal mining operations.

Pre-stripping operations will begin in Year -3 and by Year 1, 4.3 Mt of mill feed will have been stockpiled in preparation for the mill start up.  This stockpile will be rehandled and sent to the mill in Year 1.  Year 1 will see the plant capacity at 27 million tonnes per annum (“Mt/a”) to allow for ramp up but subsequent years will be at the nominal capacity of 100,000 tpd or 36 Mt/a.

Mining will focus on material above 0.2% copper content until Year 22.  The material between the milling cut-off (0.145% copper) and the 0.2% copper cut-off will be stockpiled.  In Year 22, the stockpile material will be rehandled and directed to the primary crusher as mill feed.  Mining of material in the pit will cease in Year 23 and processing operations will be complete in Year 24, once the stockpile has been depleted.

Reclamation of the WRMF will be concurrent with mining.  The final height of the facility will be at elevation 1665 for an overall maximum height of 125 metres.

Metallurgy and Process

Metallurgical testwork conducted in 2011 at Metcon Research in Tucson, Arizona (“Metcon”) has indicated that the Ann Mason mineralized material is amenable to concentration by conventional grinding and froth flotation.  A grindability composite sample was found to have a moderate Bond Ball Work Index (“BBWI”) of 15.7 kilowatt hours per tonne (“kWh/t”), while batch rougher flotation tests revealed an optimum primary grind size of approximately 100 to 120 microns (“µm”).  Locked cycle testing of two composites, representing the chalcopyrite, and chalcopyrite-bornite domains, resulted in copper recovery to final concentrate in excess of 93%, at saleable concentrate grades, and with no penalty elements identified.  The potential for producing a separate molybdenum concentrate has also been investigated and is included as part of the PEA; however, larger scale testing is required in order to generate more accurate grade and recovery estimates due to the low sample head grade.

Follow-up testwork conducted in 2012 on samples from the chalcopyrite-pyrite mineralized domain of the Ann Mason deposit indicated that acceptable concentrate grades could still be achieved despite the lower copper head grade and the higher ratio of sulphur to copper for the composites from this zone.  This mineralized domain represents a very minor portion of the total mineralized material within the PEA mine plan.

Based on the results of the testwork, a PEA level plant design was completed to process the Ann Mason sulphide material at a nominal rate of 100,000 tpd.  The design combines industry standard unit process operations consisting of primary crushing, semi-autogenous grinding (“SAG”) milling, closed circuit ball milling, copper-molybdenum bulk rougher flotation, concentrate regrinding, copper-molydenum cleaner flotation, copper-molybdenum separation flotation, and product and tailings dewatering.

Recommendations for future work to improve the understanding of the metallurgy at Ann Mason include a detailed grindability study and comminution circuit modelling for the sulphide material and the development of the copper-molybdenum separation flotation circuit.

Preliminary column leaching tests were carried out on oxide and mixed oxide-sulphide composites from the Blue Hill deposit.  Results indicated that good copper extractions, averaging 84.8%, were achievable after 91 days of acid leaching at a moderate crush size P80 of ¾".  Acid consumption for the column tests averaged 11.95 kilograms/kilogram copper, or 18.04 kilograms per tonne.

Additional column leach testing of the Blue Hill oxide zone is recommended.

Infrastructure and Site Layout

A site layout has been prepared to illustrate the proposed location of required infrastructure, mining, and processing facilities for the Ann Mason Project (Figure 19).

Figure 19 - Ann Mason Project Site Layout

The mill is to be constructed to the northeast of the open pit and consists of a process plant and the supporting infrastructure for mining operations.  A mining equipment garage, as well as mine dry, offices, and warehouse, are also included in the site complex.  Access to the site will be via an upgraded access road to the northeast of the Ann Mason Project.

The anticipated power demand will be 105 megawatts (“MW”) during peak production.  Power will come from the existing NV Energy, 120 kilovolt (“kV”) transmission line in service just east of the town of Yerington.  A tap from this line will be constructed along with 10 kilometres of new 120 kV line to service the site.  The line will feed two main substation transformers.

Tailings for the Ann Mason operation will be located to the northwest of the deposit.  Two large dams will be constructed at either end of the valley to contain the tailings.  The north dam will be constructed primarily of rock fill with some cycloning of tailings.  The south dam, and largest will be initially rock fill then cyclone tailings.  Additionally, two smaller rockfill dams will be on the east side of the tailings management facility.  The tailings management facility as proposed is sufficient to encompass the full quantity of tailings material for the PEA schedule with capacity available with either a reduction in freeboard or increase in the tailings dam height.

The process plant will be located on the topographic saddle to the northwest of the Ann Mason pit.  A large flat area is present that will accommodate the full plant, mobile equipment maintenance shop and offices.  Material from the mine for processing will be transported to the mill by an overland conveyor from a primary crusher located on the edge of the existing pit design.

Capital and Operating Costs

Capital Costs

Table 9 shows a summary of the capital costs for the Ann Mason Project.

Initial capital requirements (preproduction) are estimated to be $1,010.4 million.  Production starts in Year 1 and the tail end of the start-up capital requirements will be partially offset by revenue in that year.  Capital requirements for Year 1 total $272.9 million.  The indirect and contingency values vary by capital cost item; the percentages applied are shown in Table 10.

Table 9 – Capital Cost Summary

Capital Category	Total Capital ($M)	Preproduction Capital Year -3 to Year -1 ($M)	Production Capital Year 1 ($M)	Sustaining Capital Year 2+ ($M)
Open Pit Mining	729.6	255.4	102.7	371.5
Processing	425.9	337.3	84.3	4.2
Infrastructure	205.1	164.4	16.3	24.5
Environmental	75.3	1.1	0.7	73.5
Indirects	237.5	156.8	36.8	43.9
Contingency	171.9	95.4	32.1	44.5
Total	1,845.4	1,010.4	272.9	562.1

Table 10 – Capital Category Indirect and Contingency Percentages

Capital Category	Indirects (%)	Contingency (%)
Open Pit Mining	10.0	10.0
Processing	18.2	15.2
Infrastructure	20.0	15.0
Environmental	5.0	10.0

Operating Costs

Operating costs were developed for a 100,000 tpd mining and milling operation with a 24-year milling life.  The pre-strip requirements add an additional three years prior to milling commencement.

Diesel fuel pricing is estimated at $1 per litre using a $100/barrel reference price.  This estimate was derived from a price quotation for off-road diesel fuel delivered to site with applicable taxes considered.  The price for electrical power was set at $0.064/kWh, based on current Nevada industrial pricing.

G&A costs are based on an average of 53 people; 16 staff and 37 hourly.  Additional charges, such as public relations, recruitment, logistics, and busing, are also included in the G&A costs.  Mine employees will be located in the immediate area, and no camp will be provided or required.

Concentrate transportation costs are estimated using values from logistics firms.  Delivery of the concentrate will be by bulk trailers and hauled either to the port of Stockton, California, or by truck/rail to Coos Bay, Oregon, or Vancouver, Washington, for delivery to customers overseas.  The molybdenum concentrate will be stored in tote bags and delivered to locations in the United States, either Arizona or Pennsylvania.  At this level of study, no definitive sales contracts have been negotiated.

Port costs consider the handling of the bulk material, assaying, and cost of the referee on the concentrate grade.

Shipping to smelter cost is based on current seaborne rates for delivery to various smelters in the Pacific Rim for the copper concentrate.

A summary of all the operating cost categories on a cost per tonne mill feed basis over the total mill feed tonnage is shown in Table 11.  Costs associated with those items directly attributable to the concentrate are reported in cost per tonne of concentrate.

Table 11 – Total Operating Costs

Cost Category	Total ($M)	Cost per Tonne ($/t Mill Feed)	Cost per WMT Concentrate ($/t Concentrate)
Open Pit Mining – Mill Feed and Waste	3,191.0	3.82	-
Processing	4,290.7	5.13	-
G&A	287.5	0.34	-
Subtotal On-Site Costs	7,769.2	9.29	-
Concentrate Trucking	529.4	-	60.02
Port Cost	43.9	-	4.98
Shipping to Smelter/Roaster	202.1	-	22.92
Subtotal Off-Site Costs	775.5	-	87.92
Total	8,544.7	-	-

Economic Analysis

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The analysis is based on a LOM plan for 24 years at a processing rate of 100,000 tpd.  The decision to use the 100,000 tpd rate was determined early in the study through various trade-off studies.  This provided a reasonable NPV while maintaining LOM capital (including sustaining capital) below $2 billion.

The tonnes and grades from the five-phase design for the open pit phases were used in the discounted cash flow (“DCF”) analysis.  The breakdown of indicated and inferred material utilized in the analysis is shown in Table 12 to highlight the percentage of material currently in the indicated category.  Two additional phases were designed, complete with access, but while still economic, did not benefit the NPV of the overall project at current metal prices.  These demonstrate upside potential for the mine.

The DCF analysis was completed using different metal prices with low, base, high and spot price cases examined.  All of the prices in those options were below the three-year trailing average prices for each of the metals as of September 17, 2012.  Table 13 summarizes the metal prices used in the low, base and high scenarios.

Table 12 – DCF Tonnes and Grade by Phase and Category

Phase	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Waste (Mt)	Strip Ratio
	Indicated					Inferred
1	53.4	0.31	0.004	0.01	0.39	-	-	-	-	-	143.7	2.69
2	92.7	0.32	0.006	0.02	0.49	5.3	0.28	0.004	0.02	0.34	239.8	2.45
3	106.1	0.35	0.004	0.03	0.68	59.0	0.32	0.002	0.03	0.62	340.8	2.06
4	193.0	0.32	0.004	0.03	0.55	87.5	0.29	0.003	0.03	0.62	534.7	1.91
5	117.1	0.30	0.005	0.03	0.59	122.3	0.27	0.003	0.03	0.64	549.7	2.30
Total	562.3	0.32	0.005	0.03	0.56	274.1	0.29	0.003	0.03	0.63	1,808.7	2.16
	67%					33%

Table 13 – Metal Prices by Scenario

Metal	Unit	Low Case	Base Case	High Case
Copper	$/lb	2.75	3.00	3.25
Molybdenum	$/lb	13.50	13.50	13.50
Silver	$/oz	15.00	22.00	26.00
Gold	$/oz	1,100.00	1,200.00	1,300.00

The Base Case is the scenario chosen by AGP and the Company, with the other scenarios showing price sensitivities.  The results for the Base Case indicate the potential for a NPV7.5 of $1,106 million with an IRR of 14.8%.  The payback period is 6.4 years, with payback occurring in the seventh year of production (Table 14).

Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the deposit at $14.6 billion or 93.2% of the total revenue.  This is followed by molybdenum at $449 million for 2.9% of the revenue, then gold at $432.8 million (2.8%) and silver at $172.2 million (1.1%).

The metal terms considered copper smelting to cost $65 per dry metric tons (“dmt”) and refining to cost $0.065/lb for an average concentrate grade of 30%.  The molybdenum roasting fees would be $1.15/lb with 99% payable.  Silver and gold would both be payable at 97% with refining charges of $1.00/oz silver and $10.00/oz gold.

The mineral reserve and resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”).  The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.  See, “Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates”.

Table 14 – Discounted Cash Flow Results

Cost Category	Units			Low Case	Base Case	High Case
Operating Costs
Open Pit Mining	$	(M	)	3,191.0	3,191.0	3,191.0
Processing	$	(M	)	4,290.7	4,290.7	4,290.7
G&A	$	(M	)	287.5	287.5	287.5
Concentrate Trucking	$	(M	)	529.4	529.4	529.4
Port Costs	$	(M	)	43.9	43.9	43.9
Shipping to Smelter	$	(M	)	202.1	202.1	202.1
Subtotal Operating Costs	$	(M	)	8,544.7	8,544.7	8,544.7
Capital Costs
Open Pit Mining	$	(M	)	729.6	729.6	729.6
Processing	$	(M	)	425.9	425.9	425.9
Infrastructure	$	(M	)	205.1	205.1	205.1
Environmental Costs	$	(M	)	75.3	75.3	75.3
Indirect	$	(M	)	237.5	237.5	237.5
Contingency	$	(M	)	171.9	171.9	171.9
Subtotal Capital Costs	$	(M	)	1,845.4	1,845.4	1,845.4
Revenue (after smelting, refining, roasting, payables)	$	(M	)	14,249.4	15,629.9	16,985.4
Net Cash Flow (Revenue-Operating-Capital)	$	(M	)	3,859.4	5,239.9	6,595.4
Net Present Value
NPV @ 5%	$	(M	)	1,223	1,918	2,602
NPV @ 7.5%	$	(M	)	589	1,106	1,614
NPV @ 10%	$ (M	)	182	576	964
IRR	(%)		11.6	14.8	17.8
Payback Period	Years (Year paid)		7.9 (Yr 8)	6.4 (Yr 7)	5.3 (Yr 6)

Notes:
●
The payback periods for the various cases have increased from those reported in AMTR12 following the correction of a spreadsheet error. For the Low Case, the payback period increased from 7.1 to 7.9 years; Base Case, 5.6 to 6.4 years; and High Case, 4.7 to 5.3 years. These changes have no effect on the NPV or IRR and in the Company’s opinion, are not material differences.

●	The discounted cash flow results are pre-tax and do not take into account the 0.4% NSR royalty granted to Sandstorm.

Table 15 shows other key pre-tax production statistics developed as part of the analysis.  The values do not take into account the 0.4% NSR royalty granted to Sandstorm.

Sensitivities to various inputs were examined on the Base Case.  The items varied were recovery, metal prices, capital cost, and operating cost.  The results of that analysis are shown in Figure 20 and Figure 21.

Table 15 – Metal Production Statistics, Cash Cost Calculations and Key Economic Parameters

Cost Category	Units		Value
Total Operating Cost	$/t plant feed		10.22
Mine Life	years		24
Initial Capital Costs (Year -3, Year -2, Year -1)	$ (M	)	1,010.4
Year 1 Capital Costs	$ (M	)	272.9
Sustaining Capital Cost	$ (M	)	562.1
Total Mine Capital	$ (M	)	1,845.4
Payable Copper
Initial 5 Years Average Annual Production	(Mlb)		217
Average Annual Production – LOM	(Mlb)		214
Total LOM Production	(Mlb)		5,144
Payable Molybdenum
Initial 5 Years Average Annual Production	(Mlb)		1.9
Average Annual Production – LOM	(Mlb)		1.5
Total LOM Production	(Mlb)		36.4
Copper Concentrate
Initial 5 Years Average Annual Production	dmt		340,800
Average Annual Production – LOM	dmt		336,900
Total LOM Production	dmt		8,085,800
Molybdenum Concentrate
Initial 5 Years Average Annual Production	dmt		1,600
Average Annual Production – LOM	dmt		1,300
Total LOM Production	dmt		30,400
Cash Costs – Year 1 to Year 5
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb		1.80
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb		1.60
Cash Costs – LOM
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb		1.66
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb		1.46
Net Annual Cash Flow
Year 1 to Year 5	$ (M	)	187.3
LOM	$ (M	)	227.4

Figure 20 – Spider Graph of Sensitivity of NPV7.5%

Figure 21 – Spider Graph of IRR Sensitivity

The greatest sensitivity for developing the Ann Mason deposit is metal prices.  The Base Case prices that are used consider a price of copper at $3.00/lb.  Three-year trailing average price for copper as of September 17, 2012 was $3.61/lb.  The Base Case copper price is 27% lower than the three-year average.  A further 20% reduction of that price would see a copper price of $2.40/lb.

The second most sensitive parameter is recovery.  To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion.  Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis.  Recovery testwork has not indicated recoveries in the range of 75% which the -20% change in recovery would represent.  As copper represents 93.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the economics, but may not be realistic.

The operating cost is the next most sensitive item.  With the mine being a bulk mining operation, focus on this cost is instrumental to maintaining attractive project economics.  Any opportunity to shorten waste hauls would have a positive effect on the economics.

The least most sensitive item is capital cost.  While changes in the cost have an effect, in comparison to the other three parameters, its effect is less significant.  If the capital costs go up by 20%, the net present value change from the base drops to $849 million from $1,106 million.

The discounted cash flows in the PEA are pre-tax.  Taxable income for income tax purposes is as defined in the Internal Revenue Code and regulations issued by the Department of Treasury and the Internal Revenue Service.  The Federal income tax rate is approximately 35% in accordance with Internal Revenue Service Publication 542.

Nevada does not have a State corporate income tax.  However, Nevada has a Net Proceeds of Mining Tax, which is an ad valorem property tax assessed on minerals mined or produced in Nevada when they are sold or removed from the State.  The tax is separate from, and in addition to, any property tax paid on land, equipment and other assets.  In general, while the tax rate applied to the net proceeds is based on a sliding scale depending on the net proceeds as a percentage of gross proceeds, the effective rate is 5%.

No royalties are payable to the United States Government for the Ann Mason Project, as set out in the PEA.

Environmental

In the course of considering Entrée’s approved PoO, the BLM prepared an Environmental Assessment (the “EA”) that considered the potential impact of the PoO on the environment.  Substantial environmental studies were conducted in the preparation of the EA.  These studies documented that historic and pre-historic cultural resources, habitat of certain special interest species of plants and/or wildlife, and other concerns exist or could exist in the vicinity of Ann Mason.

Mining has been a significant business in Nevada for many years, and many mines have been permitted on the public lands in Nevada.  Consequently the regulatory agencies are familiar with mining activities, and complying with the respective agency permit application requirements allows permits to be issued in a rather timely manner.  The most important, time consuming, and costly permits/approvals required for the development of Ann Mason are:

●	Plan of Operations approval by the BLM.

●	Water Pollution Control Permit from the NDEP - BMRR.

●	Reclamation Permit from the BMRR.

●	Air Quality Permit from the NDEP - Bureau of Air Pollution Control.

●	Special Use Permit from Lyon County and Development Permit from Douglas County.

With the PEA completed and better understanding of the size and scope of the Ann Mason Project, the data collection and testwork can begin to prepare for the next stage of study and ultimately permit applications.

Basic data collection needs to commence as soon as possible covering a wide range of diverse subjects: weather, water flows, vegetation, wildlife, and socioeconomic.  A comprehensive program will need to be established to collect the required information necessary to comply with the respective agency permit application requirements.  This is of critical importance to ensure that the permits may be issued in a timely manner.

A detailed Prefeasibility plan will be required to build upon the other information collected.  Data collection and testwork should coincide with portions of the permit application process.  Detailed environmental and engineering information must be collected in at least the following areas:

●	Seasonal data of at least 12 months may be required for some of the elements above.

●
Reclamation of mine activities will be a significant part of the BLM Plan of Operations and the BMRR, and plans for closure must be approved by both agencies prior to initiation of mining activities. Entrée will work with both agencies to develop cost effective reclamation methods including reclamation concurrently with mine operations as appropriate. Reclamation costs will be developed along with detailed mine development plans, and an acceptable reclamation bond will be posted with the BLM.

All aspects of the Ann Mason Project must be designed and operated to avoid and/or minimize environmental impacts as required by the permits.  Air quality, water quality, and operating parameters will be monitored, also as required by the permits.  Specific details of Ann Mason design, operation, and monitoring will be developed through consultation with the appropriate agencies and through preparation of specific permit applications.

In general, Lyon and Douglas Counties and the state of Nevada are receptive to metal mining activities, and mining provides a large part of local and state revenue.  The Company will work with Lyon and Douglas Counties and nearby towns including Yerington, Weed Heights, Mason and communities in Smith Valley to reduce potential impacts.

Near Term Exploration and Development Plans

With the completion of a positive PEA study, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project. Work programs will focus on high priority targets that could enhance Ann Mason Project economics. Drilling results from 2013 enhanced our understanding of the geometry and potential of the Ann Mason and Blue Hill deposits. Three of the five core holes drilled at Ann Mason extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit and within the current pit design. In addition, Ann Mason mineralization remains open in several directions and future drilling programs will be needed to test this potential.

Drilling at Blue Hill extended known mineralization 750 metres further west and increases the potential to discover a much larger mineralized system at depth. Copper oxide and mixed oxide/sulphide mineralization remains open in several directions. To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions.  Further drilling will be required in the Blue Hill area and if successful could provide additional feed for a potential SX/EW operation.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

The Company anticipates minimal field work in 2014 pending improvement in metal prices and in the mining investment environment.

NON-MATERIAL PROPERTIES

Entrée has interests in other non-material properties in the United States, Australia and Peru as follows.  For additional information regarding these non-material properties, including Entrée’s ownership interest and obligations, see the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2013, which is available on SEDAR at www.sedar.com.

●
Lordsburg Property, New Mexico. The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. No work was completed in 2013. Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

●
Shamrock Property, Nevada. The Shamrock property is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada, approximately 5 kilometres southeast of the Ann Mason Project.

●	Eagle Flats Property, Nevada. The Eagle Flats property consists of 58 unpatented lode claims, 65 kilometres east of Yerington, in Mineral County, Nevada.

●
Blue Rose Joint Venture, Australia. The Blue Rose copper-iron-gold-molybdenum joint venture property covers exploration licence 5129 in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.

Soil sampling by the joint venture over the Golden Sophia shallow gold target confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.

●
Lukkacha Property, Peru. The Lukkacha property is located in Tacna Province of southeastern Peru. The property consists of seven concessions totalling 4,400 ha which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. The property is situated within 50 kilometres of the international border with Chile, and initiation of further exploration (geophysics and drilling) is subject to Entrée obtaining a Supreme Decree allowing it to work on the property.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Overview

We are an exploration stage resource company engaged in exploring mineral resource properties. We have interests in development and exploration properties in Mongolia, the United States, Australia and Peru. Our two principal assets are our interest in the Lookout Hill property in Mongolia and our Ann Mason Project in Nevada.

The Lookout Hill property includes the Hugo North Extension and the Heruga deposits, which host indicated (Hugo North Extension) and inferred mineral resources. The indicated resource at Hugo North Extension includes a probable reserve, which is included in Lift 1 of the Oyu Tolgoi underground block cave mining operation. Lift 1 is currently scheduled to generate first development production in 2019. A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The Ann Mason Project includes the Ann Mason and the Blue Hill deposits, which host indicated (Ann Mason) and inferred mineral resources. The Company reported the results of the Ann Mason deposit PEA on October 24, 2012.

Our financial statements for the years ended December 31, 2013, 2012, and 2011 have been prepared in accordance with US GAAP. The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss.  The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

Critical accounting policies and Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets. However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value. The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements for the year ended December 31, 2013. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with US GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Changes in Accounting Policies

The accounting pronouncements issued by the Financial Accounting Standards Board during the year ended December 31, 2013 were not applicable to the Company.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2013.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2013, 2012 and 2011, and the related notes thereto, which have been prepared in accordance with US GAAP. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”.  See “Cautionary Note Regarding Forward-Looking Statements” above.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

Total Revenues	$-	$-	$-
Net Loss	(11,422,025)	(15,196,129)	(17,140,208)
Net loss per share, basic and diluted	(0.08)	(0.12)	(0.15)
Working capital	46,394,496	4,699,256	19,004,136
Total assets	97,395,105	64,173,530	74,589,810
Total long term liabilities	50,956,860	15,286,041	13,720,492
(1) Working Capital is defined as Current Assets less Current Liabilities.

For the year ended December 31, 2013, net loss was $11,422,025 compared to $15,196,129 in the year ended December 31, 2012. During the year ended December 31, 2013, Entrée incurred lower operating expenditures, primarily from decreased exploration expenses on the Ann Mason Project, further described below, relative to the year ended December 31, 2012. Other factors that contributed to the lower operating expenditures include higher foreign exchange gains, a significant deferred income tax recovery and a decreased loss from the Entrée-OTLLC Joint Venture resulting in decreased losses from equity investee.  The lower operating expenditures were partially offset by higher general and administration and higher consultancy and advisory fees related primarily to expenditures associated with the Sandstorm financing and ongoing efforts to resolve Mongolian contractual matters. As at December 31, 2013, working capital was $46,394,496 compared to $4,699,256 as at December 31, 2012. The increase in working capital is due to cash proceeds received from the financing package with Sandstorm consisting of three components: a $40 million equity participation and funding agreement, a C$10 million private placement and a $5 million payment from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. As at December 31, 2013, total assets were $97,395,105 compared to $64,173,530 as at December 31, 2012. The increase in total assets over the prior year is primarily the net effect of an increase in working capital described above. As at December 31, 2013, total long term liabilities were $50,956,860 compared to $15,286,041 as at December 31, 2012. The increase in long term liabilities over the prior year is largely due to the recording of the Sandstorm $40 million equity participation and funding agreement Deposit as deferred revenue.

Review of Operations

Results of operations are summarized as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012

Exploration	$5,808,316	$7,966,902
General and administrative	5,510,641	4,295,800
Consultancy and advisory fees	1,941,130	-
Stock-based compensation	1,422,297	1,207,878
Impairment of mineral property interests	437,732	486,746
Current income tax expense	319,112	-
Interest expense	260,453	229,359
Loss from equity investee	146,051	1,012,156
Depreciation	102,941	150,654
Fair value adjustment of asset backed commercial papers	(147,564)	-
Interest income	(431,596)	(190,449)
Gain on sale of mineral property interest	(451,892)	(104,914)
Foreign exchange loss (gain)	(1,113,728)	(187,773)
Deferred income tax recovery	(2,381,868)	329,770
Net loss	$11,422,025	$15,196,129

Mineral properties expenditures are summarized as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012

US	$3,940,264	$5,857,999
Mongolia	1,355,493	1,964,883
Other	807,235	411,472
Total costs	6,102,992	8,234,354
Less stock-based compensation	(294,676)	(267,452)
Total expenditures, cash	$5,808,316	$7,966,902

MONGOLIA

Lookout Hill – Joint Venture Property

Since formation, and as of December 31, 2013, the Entrée-OTLLC Joint Venture had expended $26.3 million to advance the project. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée’s behalf the required cash participation amount of $6.0 million, equal to 20% of the $26.3 million incurred to date, plus interest at prime plus 2%.

In mid-December 2012 a new drill hole was collared at the north end of Heruga on the Javhlant licence but directed northwest onto the Oyu Tolgoi licence. In early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence. No exploration has been completed by OTLLC on the Joint Venture Property since February 2013 and no work is currently planned for 2014.

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

No work has been completed on Shivee West in 2013. The Company does not anticipate significant exploration and development on Shivee West until the current regulatory environment in Mongolia has been stabilized.

For the year ended December 31, 2013, Shivee West expenses were $1,355,493 compared to $1,964,883 during the year ended December 31, 2012. The lower expenses in 2013 compared to 2012 resulted from a decrease in exploration and development expenses and lower personnel and consulting fees.

UNITED STATES

Ann Mason Project, Nevada

The Ann Mason Project is Entrée’s most advanced project outside of Mongolia. To date, excluding any capitalized mineral property acquisition costs, Entrée has expended approximately $26.0 million on the Ann Mason Project including $3,807,805 in the year ended December 31, 2013.

With the completion of a positive PEA study, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project. Work programs will focus on high priority targets that could enhance Ann Mason Project economics. In 2013, limited drilling at the Ann Mason deposit was designed to test for extensions of mineralization, primarily along the northeast and northwest margins of the deposit, and to extend mineralization within the current pit design. Limited drilling at Blue Hill tested for additional areas of copper oxide mineralization and potential for underlying sulphide mineralization.

At Blue Hill, copper oxide and mixed mineralization remains open in several directions. To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions. Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization. Most recent drill holes were targeted to test oxide mineralization; however, two diamond holes (EG-BH-11-019 and -021) were drilled east of the oxide copper zone to test deeper sulphide copper potential. In addition, hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected a near-surface zone of copper-oxide mineralization assaying an average of 0.28% copper over 13.8 metres from a depth of 22.2 metres. Further drilling will be required in this area and if successful could provide additional feed for a potential SX/EW operation.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

Baseline environmental studies commenced in the second quarter of 2013 and include wildlife, biology, archaeology and cultural surveys. These studies will be used to expand the area covered under the existing PoO. Studies were largely complete at the end of 2013 except for minor additional cultural and raptor field surveys.

In April 2013, the Company mobilized an RC rig and a core rig onto the Ann Mason Project to test the Ann Mason and Blue Hill deposits and new exploration targets described above. All drilling was completed in July 2013 and the rigs demobilized from site.

At the Ann Mason deposit, core drilling was designed to test for extensions of mineralization, primarily along the northeast and northwest margins of the deposit and to extend mineralization within the current pit design.  In total, 993 metres of RC pre-collar drilling and 2,159 metres of core drilling were completed in five holes which varied in depth from 502 to 811 metres. Two RC holes totalling 180 metres were drilled to test a new exploration target located 950 metres west of the Ann Mason deposit.

Significant drill results from the 2013 Ann Mason drilling include:

●
Near the east end of the deposit, hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 g/t gold and 1.70 g/t silver. Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver.

●
Drill holes EG-AM-13-033 and 034, on the northeast side of the deposit, returned 310 metres of 0.21% copper and 46.0 metres of 0.27% copper, respectively and extend copper mineralization up to 250 metres northeast of the current mineral resource. The copper intercept in hole EG-AM-13-33 included 0.014% molybdenum, which is higher than typical values for the deposit.

●
EG-AM-13-036, while primarily pyritic, extends weak copper mineralization up to 190 metres north of the Ann Mason resource boundary. Higher grade copper mineralization in this area is interpreted to occur below the drilled depth of holes EG-AM-13-036 and 037. EG-AM-13-037 is located 240 metres east-southeast of EG-AM-13-036 and encountered strong faulting with no significant copper mineralization.

Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed about 500 to 900 metres to the west of Ann Mason to test a new, near-surface oxide copper target.  Holes EG-AM-13-038 and 039 encountered narrow intervals of 0.16% – 0.20% oxide copper within strong, quartz-sericite-pyrite alteration.  Deeper sulphide potential below these holes remains untested.

The drilling at Blue Hill successfully tested for westward extensions of the current deposit and also highlighted the structural complexity of the Blue Hill area.  The drilling included five RC holes totalling 669 metres and two previously drilled RC holes, which were deepened with core (162 metres and 171 metres) to test underlying sulphide mineralization. In addition, four RC holes, totalling 419 metres, tested near-surface oxide copper near EG-BH-11-031 to the east of Blue Hill.

Significant 2013 Blue Hill drill results include:

●
EG-BH-13-040, located 750 metres west of the current Blue Hill resource, encountered several thin zones of oxide copper mineralization grading between 0.13% and 0.14% copper over widths ranging between 3 metres and 35 metres. In addition, 11 metres of 0.24% copper sulphide mineralization was intersected at the bottom of the hole. This drill hole is located on the edge of a largely untested, strong IP anomaly.

●
On the west side of the deposit, EG-BH-13-036 adds 16 metres of oxide mineralization grading 0.21% copper between two lenses within the current resource and EG-BH-13-037 adds 29 metres of oxide mineralization grading 0.14% copper, above the current resource.

●
Within the deposit, previous RC hole EG-BH-11-027 was deepened 171 metres with core drilling and encountered 0.19% copper in sulphides over 43 metres in the hanging wall of a major low-angle structure below the Blue Hill Fault.

●
Four RC holes, EG-BH-13-032, 033, 034 and 035, were drilled in the vicinity of EG-BH-11-031 (0.28% oxide copper over 13.8 metres) to test the extent of oxide copper mineralization between Ann Mason and Blue Hill. Two of the holes (EG-BH-13-032 and 035) intersected thinner intervals of similar grade mineralization (3 metres grading 0.25% copper). Oxide mineralization remains open to the north and to the west.

A short program of fill-in IP (31 line-kilometres) was completed in June 2013.

For the year ended December 31, 2013, Ann Mason Project expenditures were $3,807,805 compared to $5,691,528 during the year ended December 31, 2012. The lower expenses in 2013 resulted primarily from a decrease in drilling activities and consulting fees. The Company anticipates minimal field work in 2014 pending improvement in metal prices and in the mining investment environment.

Lordsburg and Oak Grove, New Mexico

In June 2007, Entrée entered into an agreement with Empirical Discovery LLC ("Empirical") to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico.

On May 2, 2012, Entrée entered into an agreement (the "Purchase Agreement") with Empirical to purchase a 100% interest in two targets - the Lordsburg property in New Mexico, and the Oak Grove property.  In September 2013 Entrée abandoned the Oak Grove property and recorded an impairment of mineral property interests of $437,732.

Pursuant to the Purchase Agreement, Entrée paid $100,000 and issued 500,000 common shares of the Company. The Lordsburg property is subject to a 2% NSR royalty granted to Empirical, which may be bought down to 1% for $1 million if the buydown option is exercised on or before January 1, 2015. The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension. The buydown price and extension payments are payable in cash or a combination of cash and common shares at Entrée’s election.

The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

The proposed Plan of Operations for Lordsburg has been approved by the BLM and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals. The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration provides for drilling on 65 additional sites and 28.2 acres of surface disturbance.

Shamrock, Nevada

The Shamrock property, acquired through the acquisition of PacMag, is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada. Entrée has a 100% interest in 41 unpatented and 13 patented lode mining claims covering approximately 362 ha (895 acres).

Eagle Flats, Nevada

In March 2011, Entrée entered into a mining lease and option to purchase agreement with respect to 58 unpatented lode claims, 65 kilometres east of Yerington, in Mineral County, Nevada. Under the agreement, as amended, Entrée leases the claims for combined payments of $125,000 over five years, and reimbursed $30,000 in property and recording costs. Entrée has an option to purchase the claims for $500,000, subject to a 2% NSR royalty which may be bought down to a 1% NSR royalty for $500,000. After the fifth anniversary, Entrée must pay $40,000 per year, either as a lease payment or an advanced royalty payment, depending on whether the option has been exercised. Advanced royalty payments will be credited against future NSR royalty payments.

AUSTRALIA

Blue Rose Joint Venture

Entrée has a 53.7% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 46.3% interest. The property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement. The joint venture covers tenement EL5129, which was granted on July 19, 2012, for a 3-year term.

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty Ltd ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG’s future issued capital. On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up; a liquidator has been appointed. In October 2013, pursuant to an agreement whereby a third party acquired the Blue Rose joint venture’s iron ore rights from BMG, Entrée received the first of two cash payments of A$475,478 plus GST.

Soil sampling was completed by the joint venture over the Golden Sophia shallow gold target in August 2011. The survey confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.

On October 23, 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. Native title agreements must be concluded with claimants prior to any exploration on the joint venture license.   Native title agreements have been signed with the Wilyakali and Ngadjuri groups.

PERU

In September 2010, Entrée entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Entrée may earn a 70% interest by making cash payments totaling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of seven concessions totaling 4,400 ha which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. Further exploration (geophysics and drilling) is dependent on receipt of the Supreme Decree.  As a first step in obtaining the Supreme Decree, a joint military inspection of the property took place on September 12, 2013. The military submitted a favourable written opinion to the General Secretary of the Ministry of Defense on September 15, 2013.

For the year ended December 31, 2013, Lukkacha expenses were $134,454 compared to $41,646 during the year ended December 31, 2012.

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2013, general and administrative expense, excluding foreign exchange gains and losses and before stock-based compensation, was $5,510,641 compared to $4,295,800 during the year ended December 31, 2012 and compared to $4,921,284 during the year ended December 31, 2011. The increase in 2013 was due to a number of factors including higher legal and accounting fees and increases in personnel and consulting expenses compared to 2012.

STOCK-BASED COMPENSATION

For the year ended December 31, 2013, stock-based compensation expense was $1,422,297 compared to $1,207,878 during the year ended December 31, 2012 and compared to $991,161 during the year ended December 31, 2011.  During the year ended December 31, 2013, 7,560,000 options were granted with a fair value of $1,421,371, compared to 1,882,000 options that were granted with a fair value of $1,124,930 during the year ended December 31, 2012, and compared to 575,000 options that were granted with a fair value of $944,319 during the year ended December 31, 2011.

INTEREST INCOME AND EXPENSE

For the year ended December 31, 2013, interest expense was $260,453 (December 31, 2012 - $229,359; December 31, 2011 - $151,952). Interest expense is due to accrued interest on the OTLLC loan payable. For the year ended December 31, 2013, interest income was $431,596 (December 31, 2012 - $190,449; December 31, 2011 - $342,343). The Company earns interest income on its invested cash, which increased compared to the equivalent period last year due to higher principal amounts invested following completion of the Sandstorm financing.

VALUATION OF LONG-TERM INVESTMENT

Equity Method Investment

As further described in the notes to the Annual Financial Statements, Entrée accounts for its interest in a joint venture with OTLLC as a 20% equity investment. As at December 31, 2013, the Company’s investment in the Entrée-OTLLC Joint Venture was $96,367 (December 31, 2012 - $96,205). The Company’s share of the loss of the Entrée-OTLLC Joint Venture was $146,051 for the year ended December 31, 2013 (December 31, 2012 - $1,012,156; December 31, 2011 - $2,397,085) plus accrued interest expense of $260,453 for the year ended December 31, 2013 (December 31, 2012 - $229,359; December 31, 2011 - $151,952). The decrease in the loss from equity investee for the year ended December 31, 2013 compared to last year was due to decreased exploration expenses incurred by the Entrée-OTLLC Joint Venture in the year.

OUTLOOK

Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia. In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in mining friendly jurisdictions. These efforts have resulted in the consolidation of the Ann Mason Project in Nevada (including through the acquisition of PacMag and the agreement with Eurasian) and the acquisition of the Lordsburg property in New Mexico. The commodities Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until the Joint Venture Property in Mongolia is brought into production or it builds and operates a mine on one or more of its other mineral properties. As at December 31, 2013, Entrée had working capital of approximately $46.4 million. Entrée’s average monthly operating expenses for the year ended December 31, 2013, were approximately $1.1 million, including exploration, general and administrative expenses and investor relations expenses. On February 15, 2013, the Company entered into a financing package with Sandstorm for gross proceeds of approximately $55 million consisting of three components: a $40 million equity participation and funding agreement, a C$10 million private placement and a $5 million payment from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. The funds from the financing package will be used to support operations in Mongolia, advance the Ann Mason Project, for working capital requirements and for other general corporate purposes.

SELECTED QUARTERLY DATA

	Three Months Ended December 31, 2013	Three Months Ended September 30, 2013	Three Months Ended June 30, 2013	Three Months Ended March 31, 2013

Exploration	$1,426,239	$1,168,327	$1,904,636	$1,603,790
General and administrative	1,648,610	1,072,706	1,217,555	2,802,332
Foreign exchange loss (gain)	(765,656)	662,337	(892,725)	(117,684)
Consultancy and advisory fees	309,462	320,567	324,175	986,926
Gain on sale of mineral property interest	(451,892)	-	-	-
Impairment of mineral property interests	-	-	437,732	-
Loss from operations	(2,166,763)	(3,223,937)	(2,991,373)	(5,275,364)
Interest income	126,664	140,418	100,948	63,566
Interest expense	(66,331)	(65,313)	(64,553)	(64,256)
Loss from equity investee	(29,756)	(23,049)	19,683	(112,929)
Fair value adjustment of asset backed
commercial papers	-	-	147,564	-
Current income tax expense	(319,112)	-	-	-
Deferred income tax recovery	1,331,336	241,279	512,114	297,139
Net loss	$(1,123,962)	$(2,930,602)	$(2,275,617)	$(5,091,844)

Loss per share, basic and diluted	$(0.01)	$(0.02)	$(0.02)	$(0.04)

	Three Months Ended December 31, 2012	Three Months Ended September 30, 2012	Three Months Ended June 30, 2012	Three Months Ended March 31, 2012

Exploration	$987,942	$1,228,341	$2,402,084	$3,615,987
General and administrative	1,206,757	961,429	1,107,937	2,110,757
Foreign exchange loss (gain)	61,536	(354,197)	79,550	25,338
Gain on sale of mineral property interest	-	-	-	(104,914)
Impairment of mineral property interests	486,746	-	-	-
Loss from operations	(2,742,981)	(1,835,573)	(3,589,571)	(5,647,168)
Interest income	22,293	29,328	50,710	88,118
Interest expense	(63,134)	(58,705)	(55,344)	(52,176)
Loss from equity investee	(281,055)	(238,988)	(189,507)	(302,606)
Deferred income tax recovery (expense)	(1,912,557)	204,780	539,007	839,000
Net loss	$(4,977,434)	$(1,899,158)	$(3,244,705)	$(5,074,832)

Loss per share, basic and diluted	$(0.04)	$(0.01)	$(0.03)	$(0.04)

Exploration costs were lower in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily due to decreased drilling activity and consulting fees on the Ann Mason Project during the year ended December 31, 2013. General and administrative costs, excluding stock-based compensation changes, were approximately 26% higher in the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase is primarily attributable to the increase in legal fees associated with closing of the Sandstorm transaction and increased personnel and consulting expenses. During the three months ended March 31, 2013, the Company incurred consultancy and advisory fees of $936,926 related to the Sandstorm financing agreement. During the three months ended December 31, 2011, Entrée sold the Togoot licence and recorded a gain on sale of mineral property interest of $1,474,640. During the three months ended March 31, 2012, Entrée sold its interest in the Northling property and recorded a gain on sale of mineral property interest of $104,914. During the three months ended December 31, 2013, Entrée received the first of two cash payments of $451,892 pertaining to an agreement whereby a third party acquired the Blue Rose joint venture iron ore rights. Loss from equity investee was lower in the year ended December 31, 2013 compared to the year ended December 31, 2012 due to decreased expenditures on the Joint Venture Property. During the year ended December 31, 2013, Entrée recorded deferred income tax recovery of $2,381,868 compared to deferred income tax expense of $329,770 during the year ended December 31, 2012.

A.	Liquidity and Capital Resources

To date, Entrée has not generated revenues from its operations, has been dependent on equity and production-based financings for additional funding and is considered to be in the exploration stage. Working capital on hand at December 31, 2013 was $46,394,496. Cash was $46,701,216 at December 31, 2013. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm which will be used to support operations in Mongolia, advance the Ann Mason Project and for general working capital requirements. In the event of a partial expropriation of Entrée’s interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs on the Joint Venture Property, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. As at December 31, 2013, the total amount that OTLLC has contributed to costs on the Company’s behalf, including interest, is approximately $6.0 million.

Operating activities

Cash provided by operations was $27,979,150 for the year ended December 31, 2013 compared to the $12,801,856 used in operations for the year ended December 31, 2012. This increase is primarily due to cash proceeds of $40 million received from the funding agreement with Sandstorm and is partially offset by expenditures on mineral property exploration and general and administrative.

Financing activities

Cash provided by financing activities during the year ended December 31, 2013 and 2012 and common shares issued for cash were as follows:

	Year Ended December 31, 2013		Year Ended December 31, 2012
	Shares	Amount	Shares	Amount

Private placement	17,857,142	$9,722,897	-	$-
Exercise of over allotment	-	-	1,320,455	1,628,583
Share issuance costs	-	(86,636)	-	(108,058)
	17,857,142	$9,636,261	1,320,455	$1,520,525

The 2013 private placement was part of the Sandstorm financing package.

Investing activities

During the year ended December 31, 2013, Entrée made payments of $50,000 related to mineral property acquisitions (December 31, 2012 – $3,910,000). During the year ended December 31, 2013, Entrée received cash proceeds of $115,180 on the release of reclamation deposits compared to cash payments of $207,962 related to reclamation deposits in 2012. During the year ended December 31, 2013, Entrée expended $7,623 on equipment, primarily for exploration activities (December 31, 2012 – $35,893).  During the year ended December 31, 2013, Entrée received cash proceeds of $5 million from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. During the year ended December 31, 2013, Entrée received the first of two cash payments of $451,892 pertaining to an agreement whereby a third party acquired the Blue Rose joint venture iron ore rights. During the year ended December 31, 2012, Entrée sold its interest in the Northling property for proceeds of $104,914, net of taxes.

Outstanding share data

As at December 31, 2013 and March 27, 2014, there were 146,734,385 common shares outstanding. In addition, as at December 31, 2013, there were 14,400,500 stock options outstanding with exercise prices ranging from C$0.30 to C$3.47 per share. As at March 27, 2014, there were 13,061,500 stock options outstanding with exercise prices ranging from C$0.30 to C$3.47 per share. There were no warrants outstanding at December 31, 2013 or at March 27, 2014.

CAPITAL RESOURCES

Entrée had no commitments for capital assets at December 31, 2013.

At December 31, 2013, Entrée had working capital of $46,394,496 compared to $4,699,256 as at December 31, 2012. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm.

OFF-BALANCE SHEET TRANSACTIONS

Entrée has no off-balance sheet arrangements except for the contractual obligation noted below.

B.	Research and Development, Patents and Licenses, etc.

None.

C.	Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time global metal prices are extremely volatile.  Base metal prices and gold prices, driven by rising global demand, climbed dramatically and approached near historic highs over the past several years.  These prices have declined significantly since these recent highs.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if at all.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs.

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

D.	Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

E.	Tabular disclosure of contractual obligations

The following table lists, as at December 31, 2013, the Company’s contractual obligations. Entrée is committed to make lease payments totaling $806,392 over its four year office lease in Vancouver, Canada and two office, three warehouse and five accommodation leases in the United States.

	Less than 1 Year	1-3 Years	3-5 Years	Total

Office leases	$296,734	$421,673	$87,985	$806,392
Total	$296,734	$421,673	$87,985	$806,392

F.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and executive officers as at December 31, 2013.  The directors were elected by the Company’s shareholders on June 27, 2013 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

The Company’s Board consisted of seven directors as at December 31, 2013.  The following is a brief account of the education and business experience of each director and executive officer, indicating each person’s principal occupation during the last five years.

Gregory Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.

Mr. Crowe is a professional geologist with more than 25 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

The Rt. Honourable Lord Howard of Lympne, Chairman and Director

The Rt. Honourable Lord Howard of Lympne has been a director of the Company since May 16, 2007, served as the Company’s non-executive Deputy Chairman between May 16, 2007 and June 27, 2013 and was appointed non-executive Chairman on June 27, 2013.

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

James Harris, Non-Executive Deputy Chairman and Director

Mr. Harris has been a director of the Company since January 29, 2003, served as the Company’s non-executive Chairman between March 15, 2006 and June 27, 2013 and was appointed non-executive Deputy Chairman on June 27, 2013.

Mr. Harris is a corporate, securities and business lawyer with over 30 years experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange.  Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute-certified Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

Mark Bailey, Director

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 35 years of industry experience.  Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.

Lindsay Bottomer, Director

Mr. Bottomer has been a director of the Company since June 28, 2002.  From October 16, 2005 until his retirement on December 31, 2013, he served first as the company’s Vice-President, Corporate Development and then as the Company’s Vice-President, Business Development.

Mr. Bottomer is a professional geologist with 40 years experience in global mineral exploration and development with major and junior mining companies, the last 24 years based in Vancouver, BC.  He was President and Chief Executive Officer of Silver Quest Resources Ltd. from 2001 to 2005, and a founding director of Richfield Ventures Corp. until its takeover by New Gold Inc. in June 2011 for approximately $480 million.  Mr. Bottomer has also served as Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy.  He is also Past President of the British Columbia and Yukon Chamber of Mines and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

Alan Edwards, Director

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company. Mr. Edwards is the non-executive Chairman of the Board of AuRico Gold Inc., AQM Copper Inc., and Oracle Mining Corp., and is a director of U.S. Silver & Gold Inc.  He served as President and Chief Executive Officer of Copper One Inc. from 2009 to 2011, as President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Gorden Glenn, Director

Mr. Glenn has been a director of the Company since June 18, 2012.

Mr. Glenn has over 20 years of mining, exploration and investment banking experience.  He has been the interim Chief Executive Officer, President and a director of Auriga Gold Corp. since July 2012.  Between December 2011 and April 2012 he served as Chief Executive Officer and a director of AMR Mineral Metal Inc.  Between August 2010 and December 2011, Mr. Glenn was the Managing Director of Mining Investment Banking for Desjardins Securities.  Prior to that, Mr. Glenn was the Vice President & Director of Mining Investment Banking at TD Securities.  Holding a BScH in Geological Sciences from Queen’s University in Kingston, Ontario, he started his career as a project geologist with Inmet Mining and Kennecott Canada Inc. before switching to the capital markets where he worked as a mining analyst prior to joining TD Securities in 2005.

Bruce Colwill, Chief Financial Officer

Mr. Colwill was appointed to the position of Chief Financial Officer on February 1, 2011.

Mr. Colwill has over 20 years of experience with public and private companies, in a variety of sectors including oil and gas, biotech, financial services and manufacturing.  Most recently, Mr. Colwill served as Chief Financial Officer of Transeuro Energy Corp., a public oil and gas company and acted as a financial consultant to private and public companies.  Between 2001 and 2009, Mr. Colwill served as Chief Financial Officer of Neuromed Pharmaceuticals Ltd.  Mr. Colwill began his career with KPMG, first in Canada and then in Poland.  Mr. Colwill is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.  Mr. Colwill holds a BBA from Simon Fraser University.

Robert Cann, Vice President, Exploration

Mr. Cann has been the Company’s Exploration Manager since July, 2002 and was appointed to the position of Vice President, Exploration on August 11, 2005.

Since joining Entrée in 2002, Mr. Cann has been in charge of the start-up and management of all of the Company’s support operations and exploration projects.  Mr. Cann has more than 30 years of international exploration experience including extensive experience in international project management and development, geological consulting and office management.  Prior to joining the Company, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000.  From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru, Bolivia and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists.

Mona Forster, Executive Vice President

Ms. Forster joined the Company as Business Manager in October 2003 and was appointed to the position of Executive Vice President in November 2010.

Ms. Forster has over 25 years of experience in administration and management, primarily in the mining industry.  She worked at an operating gold mine in the Northwest Territories for five years, in addition to positions in head office for the same producer and within exploration and environmental consulting firms.  She was an elected director of the Association for Mineral Exploration British Columbia (AME BC) for seven years, including a term as Chair of the Board of Directors.  Ms. Forster remains active on several committees related to AME BC.  She is also an appointed member of the BC HR Taskforce: Exploration, Mining, Stone, Sand & Gravel, a government-industry task force struck in 2007 to address the need for skilled and qualified workers within the mining industry in BC.  Ms. Forster holds an MBA from Simon Fraser University and is a member of AME BC, Prospectors and Developers Association of Canada, Canadian Investor Relations Institute and Canadian Society of Corporate Secretaries.

Susan McLeod, Vice President, Legal Affairs and Corporate Secretary

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010 and was appointed Corporate Secretary on November 22, 2010.

Prior to joining Entrée, Ms. McLeod was in private practise in Vancouver, Canada since 1997, most recently with Fasken Martineau DuMoulin LLP (from 2008 to 2010) and P. MacNeill Law Corporation (from 2003 to 2008).  She has worked as outside counsel to public companies engaged in international mineral exploration and mining.  She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements.  Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia, and is a member of the Law Society of British Columbia.

Robert Cinits, Vice President, Corporate Development

Mr. Cinits has been the Company’s Director of Technical Services since July, 2011 and was appointed to the position of Vice President, Technical Services on June 27, 2013.  On January 1, 2014, Mr. Cinits was appointed to the position of Vice President, Corporate Development.

Mr. Cinits has been in charge of overseeing the completion of all of the Company’s mineral resource and reserve estimates and technical reports since July, 2011.  More recently he has been managing the Company’s evaluation of strategic opportunities and acquisitions. He has extensive experience in project management and development and geological consulting.  Prior to joining the Company, Mr. Cinits was the Chief Operating Officer for MinCore Inc., a private, Toronto-based exploration company with projects in Sinaloa, Mexico, from 2007 to 2011.  From 2003 through 2006, Mr. Cinits worked for AMEC as the Manager of Geology and Mining for the Lima Peru office.  He was involved in numerous feasibility and pre-feasibility studies, as well as PEAs, resource estimates and mine and project audits/reviews throughout South America and other locations worldwide.  Mr. Cinits has also worked for several consulting groups and junior mining companies since 1985.  Mr. Cinits holds a Bachelor of Science degree in Geology from the University of Toronto and is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Society of Economic Geologists.

Family Relationships

There are no family relationships between any directors or executive officers of the Company.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company’s directors, officers and promoters serve as directors, officers and promoters of other companies, as set out below, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the British Columbia Business Corporations Act, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The majority of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.

B.	Compensation

For the purposes of this Annual Report, “executive officer” of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

1.	Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

2.	a chief executive officer (“CEO”);

3.	a chief financial officer (“CFO”);

4.
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and

5.
any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2013, the end of the most recently completed financial year of the Company, the Company had five NEOs.

Compensation Discussion and Analysis

The Compensation Committee of the Board typically meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding management compensation.  The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings, current market and industry circumstances and the Company’s ability to raise capital.

In the course of its annual management compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, management’s recommendations with respect to compensation, the extent to which corporate goals have been achieved, the Company’s overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to management in prior years.  General corporate goals for 2013 set by management and approved by the Board included raising capital; resolving outstanding issues related to the Company’s project in Mongolia; increasing corporate development activities through evaluation of merger and/or acquisition opportunities as well as potential strategic investors for the Ann Mason Project; negotiating strategic acquisitions of additional ground in order to consolidate the Company’s Ann Mason Project in Nevada; and undertaking corporate restructuring in an effort to simplify and reduce costs of maintaining company infrastructure.  Specific corporate targets were not defined.

The Compensation Committee generally considers three elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance and a grant of long-term incentive stock options.  Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option based compensation represent compensation that is “at risk” depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company.  No specific formula has been developed to assign a specific weighting to each of these components.  Rather, the Compensation Committee focuses on ensuring that the total compensation package for each NEO meets the general objectives of the Company’s compensation strategy.

Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company.  Generally, the Compensation Committee makes recommendations regarding each NEO’s base salary for the upcoming year after taking multiple factors into account, including the overall performance of the Company, general market performance and economic outlook, the performance of the NEO, the NEO’s experience level and particular responsibilities and a review of base salaries paid to executive officers of comparable companies.

The granting of incentive stock options provides a link between management compensation and the Company’s share price.  It also rewards management for achieving results that improve Company performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the NEO; the potential dilution to shareholders and the cost to the Company; previous grants made to the NEO; option grants made to executive officers of comparable companies; and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the TSX.  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to encourage and reward each NEO’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are determined by the Board at the time of grant, subject to the limits imposed by the terms of the Plan.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the NEOs and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to, among other achievements, strategic property acquisitions or divestitures, achieving corporate development or property exploration milestones, and/or capital raising efforts.  Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The mineral exploration and development business is extremely competitive, and the Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, regulatory matters, corporate finance and management.  Therefore, it is important that the Company provide competitive compensation to attract and retain such talent.

In late 2012, in the course of determining what kind of proposal management should table to assist the Compensation Committee with its annual management compensation evaluation, management noted the following things: it had generally achieved its corporate goals for 2012; no discretionary bonuses had been awarded in 2011 in order to conserve cash, despite the fact that corporate goals had been achieved and many peer companies had awarded bonuses to executive officers; salaries had generally been held to 2011 levels in order to conserve cash, despite the fact that many peer companies had increased salaries for executive officers; many peer companies continue to increase management salaries and award bonuses; general economic malaise and market decline are ongoing and show little sign of recovery; and junior exploration companies continue to have difficulty raising capital on favourable terms. In late 2012, management and the Compensation Committee determined that given the uncertainty as to whether the Company would be able to complete another financing on favourable terms or at all, it would be prudent to defer the discussion of management compensation to enable the Company to preserve its capital.

In February 2013, management successfully closed an approximately $55 million financing package with Sandstorm. The financing provides the Company with strategic flexibility for existing and future business operations.  Management proposed to the Compensation Committee that discretionary cash bonuses be awarded to management to reward them for corporate goals achieved between January 2011 and March 2013, including: raising approximately $55 million through the Sandstorm transaction; the preparation of a PEA for the Ann Mason deposit, which demonstrates the viability of the deposit for advancement to pre-feasibility; preparing the first resource estimate for the Blue Hill deposit; acquiring additional key ground in order to consolidate the Company’s Ann Mason Project in Nevada; outlining a new gold target on the Company’s Shivee West property in Mongolia; and raising approximately C$16 million through a marketed short form prospectus offering in late 2011. Management also proposed the award of incentive stock options.

In late February 2013, the Compensation Committee evaluated the performance of the NEOs taking into all of the factors described above.  Notwithstanding the achievement of the foregoing goals, the Company’s share price continued to decline through 2012 and the first quarter of 2013, largely as a result of political uncertainty in Mongolia, continued concerns with the economic stability in the Eurozone and economic uncertainty in China.  In light of this, and having regard to the Company’s ongoing commitment to prudent cash management, management proposed to the Compensation Committee that salaries continue to be maintained at 2011 levels for the time being.

At the conclusion of its management compensation evaluation in February 2013, the Compensation Committee recommended to the Board that management salaries be held at 2011 levels for the time being, and that the following discretionary bonuses and incentive stock options be awarded to the NEOs (which recommendations were approved by the Board):

Name and Principal Position	Incentive Stock Options Awarded(1)	Discretionary Bonus (C$)
Gregory Crowe(2) President & CEO	450,000	$150,000
Bruce Colwill CFO	375,000	$120,000
Mona Forster Executive Vice President	350,000	$120,000
Robert Cann Vice President, Exploration	325,000	$100,000
Susan McLeod Vice President, Legal Affairs & Corporate Secretary	375,000	$120,000

(1)	All options were awarded on March 15, 2013 for five years with an exercise price of C$0.56 per share.
(2)
Mr. Crowe is also a director of the Company.  Mr. Crowe did not receive any compensation from the Company for acting as a director, and no portion of the compensation disclosed above was or will be received by Mr. Crowe as compensation for acting as a director.

In August 2013, the Compensation Committee retained LaneCaputo Compensation Inc. (“LaneCaputo”) to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company’s senior management team and independent directors and to recommend required changes (if any) to pay elements and/or strategy to align the Company with current market practices.  LaneCaputo benchmarked the current compensation arrangements of the Company’s executives and directors against a peer group of mining companies with similar operations.  The criteria that were used by LaneCaputo to develop the peer group included relevant peer companies at similar stages of development, operating in the same regional geography, and companies from approximately half of the Company’s market capitalization to roughly double the Company’s market capitalization.  Access to capital tends to determine the pay mix to a certain extent, therefore matching the development stages of peer companies is important.  The magnitude of executive compensation is also correlated to the size of an organization the executives oversee, therefore organizations with significant enough resources to warrant a pre-feasibility study were included.  In addition, geographical similarity allows for a more accurate benchmarking of comparable skillsets used to manage domestic versus international operations.  The Company has operations in both arenas therefore companies with similar challenges were also included.  The following companies are in the peer group developed by LaneCaputo:

Almaden Minerals Ltd.	Midas Gold Corp.
Asanko Gold Inc.	NovaCopper Inc.
Augusta Resource Corp.	Oracle Mining Corp.
Chesapeake Gold Corp.	Paramount Gold & Silver Corp.
Copper Fox Metals Inc.	Pilot Gold Inc.
Eco Oro Minerals Corp.	Quaterra Resources Inc.
Exeter Resource Corp.	Redhawk Resources Inc.
Lumina Copper Corp.	Sabina Gold & Silver Corp.
MAG Silver Corp.	Wildcat Silver Corp.

Market conditions continued to deteriorate as 2013 progressed and the Company’s share price remained depressed throughout the year.  The Compensation Committee met in December 2013 to consider the findings and recommendations of LaneCaputo.  In particular, LaneCaputo did not recommend increasing base salaries for any of the NEOs for 2014.  The Compensation Committee also chose to forego granting discretionary bonuses for the NEOs for the 2013 calendar year for the time being.  The Compensation Committee did, however recommend an option grant for directors, officers, employees and consultants of the Company, which was made on December 19, 2013 at an exercise price of C$0.30.

LaneCaputo recommended that a bonus pool be established, from which discretionary cash bonuses tied to the achievement of goals for 2014 could be awarded to management.  The Board accepted the Compensation Committee’s recommendation to establish a pool of C$500,000, which can be increased at the Board’s discretion in the event of exceptional work by management.  The pool does not represent a guaranteed bonus for management.  The extent to which management has achieved goals for the year will be evaluated by the Compensation Committee and the Board, and the actual amount that will be paid out, if any, will be recommended by the Compensation Committee and approved by the Board in its discretion based upon that evaluation.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award.  The Board did not exercise this discretion in 2013 with respect to any NEO.

In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company’s executive compensation policies, philosophy and practices.  As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the NEOs is “at risk” and only realized through the performance of the Company over both the short-term and long-term.  The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking.  Some of the key risk mitigating features include:

●	balanced design, between fixed and variable pay and between short-term and long-term incentives;

●	consistent program design among all executive officers and within the Company as a whole; and

●	a greater reward opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained performance over time.

The Compensation Committee also had regard to the fact that the CEO retains significant personal shareholdings in the Company and therefore has a direct personal interest in the maximization of shareholder value.

The Company does not permit its executive officers or directors to hedge any of the equity compensation granted to them.

Compensation Governance

The Compensation Committee is composed of of Mark Bailey (chair), Gord Glenn, James Harris and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and under Section 803A of the NYSE MKT Company Guide.  Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company’s compensation practices and policies.  For a description of each committee member’s experience, see “Item 6. Directors, Senior Management and Employees A. Directors and Senior Management” above.

The Board has adopted a Compensation Committee Charter, which governs the organization of the Compensation Committee and sets out the duties and responsibilities of the chair and the Compensation Committee as a whole.

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.  The Committee shall consist of three or more directors appointed by the Board, each of whom must be independent.  The Committee shall meet as many times as it deems necessary, but not less frequently than one time per year.  The CEO may not be present during the Compensation Committee’s voting or deliberations.

Responsibilities of the Compensation Committee include:

●
Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee will consider, among such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the CEO in past years;

●	Reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors, and making recommendations to the Board in that regard;

●	Making recommendations to the Board with respect to the Plan and any other incentive compensation plans and equity-based plans;

●
Determining the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchanges and other regulatory requirements; and

●
Approving inducement grants, which include grants of options or stock to new employees in connection with a merger or acquisition, as well as any tax-qualified, non-discriminatory employee benefit plans or non-parallel non-qualified plans, to new employees.

The Compensation Committee is acutely aware of the dual responsibility that non-executive directors have for overseeing the Company’s corporate governance and long-term sustainability, as well as its compensation plans.  In the course of determining compensation for non-executive directors, the Compensation Committee tries to ensure that non-executive director interests are closely aligned with those of shareholders, and that best practices for corporate governance are observed in the course of structuring non-executive director pay.  In particular, the Compensation Committee is committed to structuring director pay in a manner that enables directors to maintain their independence.  One of the ways that the Compensation Committee attempts to achieve this is by imposing reasonable limits on independent director participation in the Plan.

The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of senior management and directors.  In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company’s senior management team and independent directors and to recommend required changes (if any) to pay elements and/or strategy to align the Company with current market practices.  The following table shows the aggregate fees billed to the Company by LaneCaputo in the Company’s two most recently completed financial years.

	2013	(C$)	2012	(C$)
Executive Compensation-Related Fees(1)	$32,000		$Nil
All other fees(2)	$0		$Nil
Total:

(1)	Aggregate fees billed by LaneCaputo for services related to determining compensation for the Company's directors and executive officers.
(2)	Aggregate fees billed by LaneCaputo for all other services.

No other compensation consultant or advisor has been retained by the Company in either of the Company’s two most recently completed financial years.

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2013, 2012 and 2011.

Name and Principal Position	Year	Salary (US$)(6)	Share- based awards (US$)	Option- based awards (1) (US$)(6)	Non-equity incentive plan compensation (US$)(2) (6)		Pension value (US$)(2)	All other compensation (US$)(5) (6)	Total compensation (US$)(6)
					Annual incentive plans	Long-term incentive plans
Gregory Crowe, President and CEO(3)	2013	$305,566	Nil	$154,763	$141,030	Nil	Nil	Nil	$601,359
	2012	$326,666	Nil	$103,729	Nil	Nil	Nil	Nil	$430,395
	2011	$319,567	Nil	Nil	Nil	Nil	Nil	Nil	$319,567
Bruce Colwill, CFO(4)	2013	$230,350	Nil	$114,094	$112,824	Nil	Nil	Nil	$457,268
	2012	$246,256	Nil	$86,441	Nil	Nil	Nil	Nil	$332,697
	2011	$207,309	Nil	$556,001	$9,833	Nil	Nil	$4,916	$778,059
Mona Forster, Executive Vice President	2013	$229,175	Nil	$100,538	$112,824	Nil	Nil	Nil	$442,537
	2012	$245,000	Nil	$86,441	Nil	Nil	Nil	Nil	$331,441
	2011	$239,676	Nil	Nil	Nil	Nil	Nil	Nil	$239,676
Robert Cann, Vice President, Exploration	2013	$229,175	Nil	$95,095	$94,020	Nil	Nil	Nil	$418,290
	2012	$245,000	Nil	$86,441	Nil	Nil	Nil	Nil	$331,441
	2011	$239,676	Nil	Nil	Nil	Nil	Nil	$13,827	$253,503
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2013	$230,350	Nil	$105,980	$112,824	Nil	Nil	Nil	$449,154
	2012	$246,256	Nil	$86,441	Nil	Nil	Nil	Nil	$332,697
	2011	$233,530	Nil	Nil	$9,833	Nil	Nil	Nil	$243,363

(1)
The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date.  The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and US public companies.  The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(2)
The Company does not have a formal annual incentive program, however, bonuses are granted as determined by the Compensation Committee and approved by the Board on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.

(3)
Mr. Crowe is also a director of the Company.  Mr. Crowe does not receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Crowe as compensation for acting as a director.

(4)
Mr. Colwill was appointed CFO and became an employee of the company effective February 1, 2011.  Compensation paid prior to that date for consulting services is provided as Other Compensation.  On January 4, 2011 (the date that Mr. Colwill commenced providing consulting services to the Company), Mr. Colwill was granted options to purchase 200,000 shares at an exercise price of C$3.47.  100,000 options vested on February 1, 2011 (his first day of employment), 50,000 options vested on June 4, 2011 and 50,000 options vested on January 4, 2012.  On July 15, 2011, Mr. Colwill was granted an additional 100,000 options at an exercise price of C$2.23.  25,000 options vested on October 15, 2011, 25,000 options vested on January 15, 2012, 25,000 options vested on April 15, 2012 and 25,000 options vested on July 15, 2012.

(5)	Other Compensation includes amounts paid out for vacation time earned, but not taken.

(6)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2013 compensation to US$ is 1.0636 (2012 – 0.9949; 2011 – 1.0170).

The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Gregory G. Crowe	19-Dec-13	19-Dec-18	$0.30	350,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	450,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	150,000	C$0.99/US$1
Bruce Colwill	19-Dec-13	19-Dec-18	$0.30	200,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	375,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	125,000	C$0.99/US$1
	15-Jul-11	15-Jul-16	$2.23	100,000	C$0.95/US$1
	04-Jan-11	04-Jan-16	$3.47	200,000	C$1.00/US$1
Mona Forster	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	350,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	125,000	C$0.99/US$1
Robert Cann	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	325,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	125,000	C$0.99/US$1
Susan McLeod	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	375,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	125,000	C$0.99/US$1

The Company employs Mr. Gregory Crowe as President and CEO under an employment agreement dated November 1, 2003, as amended.  The agreement was for an initial term of two years, and is subject to automatic renewal for additional one year periods, unless notice is provided by the Company six months in advance of the end of the term.  Mr. Crowe is required to provide the Company with one month’s prior written notice in the event he wishes to resign.  The Company may terminate Mr. Crowe’s employment at any time without cause by providing him with a lump sum payment equal to 24 months’ salary and statutory entitlements and by causing any stock options awarded to Mr. Crowe, which have not yet vested, to vest immediately.  Mr. Crowe will be entitled to the same lump sum amount in the event he elects to terminate his employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See “Termination and Change of Control Benefits” below.

The Company employs Mr. Bruce Colwill as its CFO under an employment agreement dated December 20, 2010, as amended.  Mr. Colwill is required to provide the Company with one month’s prior notice in the event he wishes to resign.  The Company may terminate his employment without cause by providing him with a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 18-month period (collectively, the “Severance Amount”).  Mr. Colwill is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control.  See “Termination and Change of Control Benefits” below.

The Company employs Ms. Mona Forster as Executive Vice President and Mr. Robert Cann as Vice President, Exploration under employment agreements dated November 1, 2007, as amended.  The terms of employment for Ms. Forster and Mr. Cann are the same as those described for Mr. Colwill above.  See “Termination and Change of Control Benefits” below.

The Company employs Ms. Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended. Ms. McLeod is required to provide the Company with one month’s prior notice in the event she wishes to resign. The Company may terminate her employment without cause by providing her with the 18-month Severance Amount. Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal. See “Termination and Change of Control Benefits” below.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (#)
Gregory Crowe	200,000	$1.32	February 12, 2014	$0	Nil	Nil
	175,000	$2.60	December 22, 2014	$0	Nil	Nil
	150,000	$2.86	November 22, 2015	$0	Nil	Nil
	150,000	$1.25	January 6, 2017	$0	Nil	Nil
	450,000	$0.56	March 15, 2018	$0	Nil	Nil
	350,000	$0.30	December 19, 2018	$3,500	Nil	Nil
Bruce Colwill	200,000	$3.47	January 4, 2016	$0	Nil	Nil
	100,000	$2.23	July 15, 2016	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	375,000	$0.56	March 15, 2018	$0	Nil	Nil
	200,000	$0.30	December 19, 2018	$2,000	Nil	Nil
Mona Forster	125,000	$1.32	February 12, 2014	$0	Nil	Nil
	125,000	$2.60	December 22, 2014	$0	Nil	Nil
	110,000	$2.86	November 22, 2015	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	350,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$1,500	Nil	Nil
Robert Cann	150,000	$1.32	February 12, 2014	$0	Nil	Nil
	125,000	$2.60	December 22, 2014	$0	Nil	Nil
	110,000	$2.86	November 22, 2015	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	325,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$1,500	Nil	Nil
Susan McLeod	300,000	$2.34	September 22, 2015	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	375,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$1,500	Nil	Nil

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Gregory G. Crowe	$0(2)	Nil	$141,030
Bruce Colwill	$0(3)	Nil	$112,824
Mona Forster	$0(4)	Nil	$112,824
Robert Cann	$0(5)	Nil	$94,020
Susan McLeod	$0(6)	Nil	$112,824

(1)
Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s common shares on the date of grant) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date).

(2)
350,000 options were awarded on December 19, 2013 at an exercise price of C$0.30 and 450,000 options were awarded on March 15, 2013 at an exercise price of C$0.56.  $0 vested because all of the stock options vested in full on the award date.

(3)
200,000 options were awarded on December 19, 2013 at an exercise price of C$0.30 and 375,000 options were awarded on March 15, 2013 at an exercise price of C$0.56.  $0 vested because all of the stock options vested in full on the award date.

(4)
150,000 options were awarded on December 19, 2013 at an exercise price of C$0.30 and 350,000 options were awarded on March 15, 2013 at an exercise price of C$0.56.  $0 vested because all of the stock options vested in full on the award date.

(5)
150,000 options were awarded on December 19, 2013 at an exercise price of C$0.30 and 325,000 options were awarded on March 15, 2013 at an exercise price of C$0.56.  $0 vested because all of the stock options vested in full on the award date.

(6)
150,000 options were awarded on December 19, 2013 at an exercise price of C$0.30 and 375,000 options were awarded on March 15, 2013 at an exercise price of C$0.56.  $0 vested because all of the stock options vested in full on the award date.

There were no options exercised by the NEOs during the most recently completed financial year.

Termination and Change of Control Benefits

Gregory Crowe

Under the terms of the employment agreement with Mr. Crowe, the Company may terminate Mr. Crowe’s employment immediately at any time prior to the expiry of the term without cause, by providing him with a lump sum payment equal to 24 months’ salary and statutory entitlements (the “Severance Payment”).  Mr. Crowe is also entitled to the Severance Payment should the agreement be terminated by Mr. Crowe for Good Reason (defined below) or by Mr. Crowe within 90 days of a Change of Control (defined below) (in each of the three cases, a “Severance Payment Triggering Event”).

“Change of Control” is defined as:

(i)
the acquisition by any “offeror” as defined in Part XX of the Securities Act (Ontario) of beneficial ownership of more than 20% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise;

(ii)
any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(iii)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;

(iv)	the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company; or

(v)	the Incumbent Directors cease to constitute a majority of the Board.

“Good Reason” means any circumstance in which Mr. Crowe is induced by actions of the Company to terminate his employment other than on a purely voluntary basis, and without limiting the generality of the foregoing shall include:

(i)	a reduction or diminution in the level of responsibility, title or office of Mr. Crowe;

(ii)	a reduction in the compensation level of Mr. Crowe, taken as a whole;

(iii)	forced relocation to another geographic location; or

(iv)	the failure of the Company or any successor corporation to maintain substantially similar employment terms with Mr. Crowe after a Change of Control as were in existence prior to the Change of Control.

“Incumbent Director” means any member of the Board (other than Mr. Crowe) who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2013, Mr. Crowe would not have had an immediate benefit.  If a Severance Payment Triggering Event were also to have taken place, Mr. Crowe would have been entitled to an immediate payment of approximately $659,529.

Mr. Crowe would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Bruce Colwill, Mona Forster, Robert Cann, Susan McLeod

Under the terms of each of the employment agreements with Bruce Colwill, Mona Forster, Robert Cann and Susan McLeod, the Company may terminate the NEO’s employment at any time without cause by providing the NEO with a lump sum payment equal to 18 month’s salary and the aggregate amount of all other remuneration, bonuses and benefits (including the present cash value of any non-cash remuneration, bonuses or benefits) that the NEO would otherwise have received over the ensuing 18 month period (the “Severance Payment”).  Each NEO, other than Ms. McLeod, is also entitled to the Severance Payment should he or she elect to resign with Good Reason (defined below) within one year of a Change of Control (defined below) (the delivery of notice of termination of employment without cause or resignation with Good Reason being, in each case, a “Severance Payment Triggering Event”).  Ms. McLeod will also become entitled to the Severance Payment in the event she terminates her employment for Good Reason or she terminates her employment within 90 days of any Change of Control (in Ms. McLeod’s case, the delivery of notice of termination of employment without cause or the expiry of one month’s prior written notice of termination of employment for Good Reason or within 90 days of any Change of Control is a “Severance Payment Triggering Event”).

“Change of Control” is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company;

(ii)
the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates (the “Group”), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)
any person or combination of persons at arm’s length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

“Good Reason” is defined as the occurrence of any of the following without the NEO’s written consent:

(i)	a material change (other than a change that is clearly consistent with a promotion) in the NEO’s position or duties, responsibilities, reporting relationship, title or office;

(ii)
a reduction of the NEO’s salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by the Company is determined;

(iii)	forced relocation to another geographic area;

(iv)	any material breach by the Company of a material provision of the employment agreement; or

(v)	the failure by the Company to obtain an effective assumption of its obligations hereunder by any successor to the Company, including a successor to a material portion of its business.

“Incumbent Director” means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2013, none of the foregoing NEOs would have had an immediate benefit.  If a Severance Payment Triggering Event had taken place:

●	Mr. Colwill would have been entitled to a payment of approximately $386,950 within 10 days of the Severance Payment Triggering Event;

●	Ms. Forster would have been entitled to a payment of approximately $378,823 within 10 days of the Severance Payment Triggering Event;

●	Mr. Cann would have been entitled to a payment of approximately $394,318 within 10 days of the Severance Payment Triggering Event; and

●
Ms. McLeod would have been entitled to a payment of approximately $375,332 immediately upon the Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the Severance Payment Triggering Event.

Each of the NEOs would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Director Compensation

Directors’ Fees

Annual directors' fees are paid to non-executive directors to compensate them for the time and commitment required to act as directors of the Company, serve on standing committees of the Board, serve on special committees of the Board (if so requested by the Board) and act as Chairman of the Board, Deputy Chairman of the Board or chair of certain standing committees.

During the financial year ended December 31, 2013, each of James Harris, Mark Bailey, Alan Edwards and Gorden Glenn were paid a cash retainer of C$17,250 as compensation for acting as a director of the Company, including the role of each director as a member of various committees of the Board.    Lord Howard was paid a total of C$85,5171, which includes the retainer for acting as a director and additional compensation for acting as the Chairman of the Board.  James Harris was paid an additional cash retainer of C$32,750 as compensation for acting as the Deputy Chairman of the Board.    Gorden Glenn received an additional C$12,500 for acting as the chair of the Audit Committee.  Alan Edwards received an additional cash retainer of C$5,250 for acting as the chair of the Technical Committee.

In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company’s senior management team and independent directors and to recommend required changes (if any) to pay elements and/or strategy to align the Company with current market practices.  LaneCaputo recommended that effective January 1, 2014, the annual cash retainer payable to non-executive directors (other than Lord Howard and James Harris) to compensate them for acting as directors of the Company be increased from C$17,250 to C$25,000.  This recommendation was adopted by the Compensation Committee and the Board.

Incentive Stock Options

The granting of incentive stock options provides a link between non-executive director compensation and the Company’s share price.  It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value.  Incentive stock options are an important component of non-executive director compensation for the Company and other members of its peer group, which aren’t large enough to justify the adoption of more costly deferred share plans or restricted share plans, and which don’t have any revenue making it difficult to pay larger cash retainers.

——————————————————
1Lord Howard’s compensation is negotiated and settled in British pounds sterling.  The exchange rate used to convert 2013 compensation to C$ is 1.7103.

Stock options are generally awarded to non-executive directors when they join the Board and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the director; the potential dilution to shareholders and the cost to the Company; previous grants made to the director; option grants made to non-executive officers of comparable companies; and the limits imposed by the terms of the Plan and the TSX.

In March and December 2013, the Compensation Committee recommended that the Board award incentive stock options to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight as well as assisting management to meet key objectives in 2012 and 2013.  The Board approved the Compensation Committee’s recommendations, and in March 2013 awarded to each of Mssrs. Glenn, Edwards and Bailey options to purchase 230,000 common shares at an exercise price of C$0.56 for five years.  Lord Howard and Mr. Harris were awarded options to purchase 255,000 common shares at an exercise price of C$0.56 for five years.  In December 2013, the Board awarded to each of Mssrs. Harris, Edwards and Bailey, options to purchase 75,000 common shares at an exercise price of C$0.30 for five years.  Lord Howard and Mr. Glenn were awarded options to purchase 100,000 common shares at an exercise price of C$0.30 for five years. The terms and conditions of the grants, including vesting provisions and exercise prices, were determined by the Board at the time of grant, in accordance with the terms and conditions of the Plan.

The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey	$16,219	Nil	$62,243	Nil	Nil	$0	$78,461
James Harris	$47,010	Nil	$67,685	Nil	Nil	$0	$114,695
Michael Howard	$80,403	Nil	$102,827	Nil	Nil	$0	$183,231
Peter Meredith(3)	$13,986	Nil	$50,072	Nil	Nil	$0	$64,057
Alan Edwards	$21,155	Nil	$62,243	Nil	Nil	$0	$83,397
Lindsay Bottomer(4)	$0	Nil	$0	Nil	Nil	$298,275	$298,275
Gorden Glenn	$22,095	Nil	$66,299	Nil	Nil	$0	$88,394

(1)	In addition to being a director of the Company, Gregory Crowe is also an NEO. For disclosure regarding Mr. Crowe’s compensation, please refer to the Summary Compensation Table above.

(2)
The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date.  The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and US public companies.  The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(3)	Mr. Meredith did not stand for re-election at the 2013 Annual General Meeting of the Company. He ceased to be a director effective June 27, 2013.

(4)
In addition to being a director of the Company, Lindsay Bottomer was employed in 2013 as the Company’s Vice President, Business Development.  Mr. Bottomer did not receive compensation from the Company for acting as a director.  Mr. Bottomer’s salary (US$160,422 for 70% of full time), option-based awards (US$72,039) and non-equity incentive plan compensation (US$65,814) is reported as Other Compensation.

The following table is a summary of all option-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year.  There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey	200,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	125,000	$2.86	November 22, 2015	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$750	Nil	Nil
James Harris	200,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	135,000	$2.86	November 22, 2015	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$750	Nil	Nil
Michael Howard	100,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	125,000	$2.86	November 22, 2015	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.34	June 27, 2018	$0	Nil	Nil
	100,000	$0.30	December 19, 2018	$1,000	Nil	Nil
Peter Meredith	100,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	125,000	$2.86	November 22, 2015	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
Alan Edwards	100,000	$2.94	March 8, 2016	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$750	Nil	Nil
Lindsay Bottomer(2)	135,000	$1.32	February 12, 2014	$0	Nil	Nil
	150,000	$2.60	December 22, 2014	$0	Nil	Nil
	135,000	$2.86	November 22, 2015	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	275,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$750	Nil	Nil
Gorden Glenn	100,000	$0.73	June 18, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	100,000	$0.30	December 19, 2018	$1,000	Nil	Nil

(1)	In addition to being a director of the Company, Gregory Crowe is an NEO. For disclosure regarding Mr. Crowe’s option-based awards, please refer to the incentive plan awards section above.

(2)
In addition to being a director of the Company, Lindsay Bottomer was employed as the Company’s Vice President, Business Development until his retirement on December 31, 2013. Mr. Bottomer did not receive compensation from the Company for acting as a director.

(3)	Mr. Meredith did not stand for re-election at the 2013 Annual General Meeting of the Company. He ceased to be a director effective June 27, 2013.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company (other than directors who are also NEOs).

Name(1)	Option-based awards – Value vested during the year (US$)(2)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Mark Bailey	0(4)	Nil	Nil
James Harris	0(5)	Nil	Nil
Michael Howard	0(6)	Nil	Nil
Peter Meredith(7)	0	Nil	Nil
Alan Edwards	0(8)	Nil	Nil
Lindsay Bottomer(3)	0(9)	Nil	Nil
Gorden Glenn	0(9)	Nil	Nil

(1)	In addition to being a director of the Company, Gregory Crowe is an NEO. For disclosure regarding Mr. Crowe’s compensation, please refer to the summary compensation table above.

(2)
Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s common shares on the date of grant) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date).

(3)
 In addition to being a director of the Company, Lindsay Bottomer was employed as the Company’s Vice President, Business Development until his retirement on December 31, 2013.  Mr. Bottomer did not receive compensation from the Company for acting as a director.  275,000 options were awarded on March 15, 2013 at an exercise price of C$0.56 and 75,000 options were awarded on December 19, 2013 at an exercise price of C$0.30.  $0 vested because all of the stock options vested in full on the award date.

(4)
230,000 options were awarded on March 15, 2013 at an exercise price of C$0.56 and 75,000 options were awarded on December 19, 2013 at an exercise price of C$0.30.  $0 vested because all of the stock options vested in full on the award date.

(5)
255,000 options were awarded on March 15, 2013 at an exercise price of C$0.56 and 75,000 options were awarded on December 19, 2013 at an exercise price of C$0.30.  $0 vested because all of the stock options vested in full on the award date.

(6)
255,000 options were awarded on March 15, 2013 at an exercise price of C$0.56, 150,000 options were awarded on June 27, 2013 at an exercise price of C$0.34 and 100,000 options were awarded on December 19, 2013 at an exercise price of C$0.30.  $0 vested because all of the stock options vested in full on the award date.

(7)
230,000 options were awarded on March 15, 2013 at an exercise price of C$0.56.  $0 vested because all of the stock options vested in full on the award date. Mr. Meredith did not stand for re-election at the 2013 Annual General Meeting of the Company.  He ceased to be a director effective June 27, 2013.

(8)
230,000 options were awarded on March 15, 2013 at an exercise price of C$0.56 and 75,000 options were awarded on December 19, 2013 at an exercise price of C$0.30.  $0 vested because all of the stock options vested in full on the award date.

(9)
230,000 options were awarded on March 15, 2013 at an exercise price of C$0.56 and 100,000 options were awarded on December 19, 2013 at an exercise price of C$0.30.  $0 vested because all of the stock options vested in full on the award date.

No options were exercised by directors during the most recently completed financial year.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

C.           Board Practices

The Board is currently comprised of seven directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  The current directors were elected by the Company’s shareholders at the Annual General Meeting held on June 27, 2013.

The Board has considered the relationship of each director to the Company and currently considers five of the seven directors to be independent directors because they are independent of management and free from any interest and any business or other relationship which could reasonably be expected to interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.  Lindsay Bottomer and Gregory Crowe are not independent by virtue of the fact that they are, or have within the last three years been, executive officers of the Company.

Procedures are in place to allow the Board to function independently.  At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company.  Committees meet independent of management and other directors.

Disclosure of Corporate Governance Practices

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A set out the standard for director independence.  Under Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A also set out certain situations where a director will automatically be considered to have a material relationship with the Company.

As at December 31, 2013, the Board was comprised of seven directors.  Applying the definition set out in section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A, a majority (five of the seven members) of the Board are independent.  The members who are independent are Mark H. Bailey, James L. Harris, Lord Howard, Alan Edwards and Gorden Glenn.  Gregory G. Crowe and Lindsay R. Bottomer are not independent by virtue of the fact that Mr. Crowe is an executive officer of the Company and Mr. Bottomer was an executive officer of the Company during 2013.

To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in camera session, at which non-independent directors and members of management are not in attendance.  Since the beginning of the Company’s most recently completed financial year, there have not been any in camera sessions.

Lord Howard, an independent director, serves as non-executive Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.  The Board has developed a written position description for the Chairman in order to delineate the Chairman’s role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board’s agenda will enable it to successfully carry out its duties.  As Chairman, Lord Howard also serves as an “ex officio” member of each Board committee. More specifically, the Chairman of the Board is responsible for:

(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;

(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and shareholder calendars and agendas;

(c)	leading the Board's periodic assessment of the job done by the CEO and his management team;

(d)	taking the lead in the Company’s adherence to the highest standards of corporate governance;

(e)	facilitating an open flow of information between management and the Board; and

(f)	presiding at meetings of the Board and the shareholders.

Position Description for CEO

The Board has adopted a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.

Orientation and Continuing Education

Board turnover is relatively rare.  As a result, the Board provides ad hoc orientation for new directors.

The Corporate Governance and Nominating Committee is responsible for encouraging and facilitating continuing education programs for all directors.  The Corporate Governance and Nominating Committee will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board.  Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of the Company’s compliance with the Code.

Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve.  Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest.  However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information.  The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Standing Committees

The Board has four standing committees, namely the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee. Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  The Audit Committee is composed of Gorden Glenn (chairman), Mark Bailey and James Harris, all of whom are independent (as defined in NI 52-110 and NYSE MKT Company Guide Section 803(B)(2)(a)(i)) and financially literate (as defined in NI 52-110 and NYSE MKT Company Guide Section 803(B)(2)(a)(iii)). The Board has also assessed the qualifications of Mr. Glenn, and has determined that Mr. Glenn is independent, financially literate and qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the United States Securities Exchange Act of 1934, as amended).

The Board has adopted a written position description for the chair of the Audit Committee.  The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter.  The chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Company’s annual information form for its financial year ended December 31, 2013 dated March 27, 2014 (the “AIF”), and submitted on Form 6-K to the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee.  Please refer to the section of the AIF entitled “Standing Committees of the Board” for further information.

Compensation Committee

The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.

The Board has adopted a written position description for the chair of the Compensation Committee.  The chair is generally responsible for overseeing the Compensation Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.

The Compensation Committee is comprised of four directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for compensation committee members.  The members of the Compensation Committee are: Mark Bailey (chairman), Alan Edwards, Gorden Glenn and James Harris.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are:  James L. Harris (chairman), Alan Edwards and Gorden Glenn.

The primary objective of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members, Board committees and management; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.  Pursuant to the written Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices.  The Corporate Governance and Nominating Committee may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than one time per year.

The Board has adopted a written position description for the chair of the Corporate Governance and Nominating Committee. The chair is generally responsible for overseeing the Corporate Governance and Nominating Committee in its responsibilities. The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the Corporate Governance and Nominating Committee, leading it in discharging its tasks and reporting to the Board on its activities.

Nomination of Directors

The Corporate Governance and Nominating Committee examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making.  It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board.  The Corporate Governance and Nominating Committee identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.

Assessments

The Corporate Governance and Nominating Committee regularly reviews the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements.  It receives comments from all directors as to the Board’s performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable.  It is required to report annually to the Board on such assessments.

Technical Committee

The members of the Technical Committee consist of Alan Edwards (chairman), Mark Bailey, Gorden Glenn, Lindsay Bottomer and Gregory Crowe.  Mr. Edwards is a mining engineer, and Mssrs. Bailey, Glenn, Bottomer and Crowe are geologists.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company’s mining properties.  The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company’s mining properties.  The Technical Committee must meet at least two times per year.

The Board has adopted a written position description for the chair of the Technical Committee, who should be independent.  The chair is generally responsible for overseeing the Technical Committee in its responsibilities.  The chair’s duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.

C.	Employees

At December 31, 2013, we had 34 employees working for us in Canada, Mongolia and the United States.  13 employees are based in Vancouver, 8 employees are based in Ulaanbaatar, Mongolia, and 4 employees were based at our field camp in the southern Gobi desert.

In the United States, Entrée has 9 full time employees.  The field operations are headed by an Exploration Manager who is supported by 3 geologists, 3 core technicians, and 2 administrative staff. None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

D.	Share Ownership

The table below sets out the municipality of residence and securities held by directors and executive officers as at December 31, 2013.

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(2).	No. of securities held on a fully- diluted basis(1)
Gregory Crowe Bowen Island, British Columbia, Canada	1,425,820	Shares: 1,425,820 Warrants: 0 Stock options: 1,475,000 Total: 2,900,820
Mark Bailey Bellingham, Washington U.S.A.	392,922	Shares: 392,922 Warrants: 0 Stock options: 880,000 Total: 1,272,922
Lindsay Bottomer North Vancouver, British Columbia Canada	599,985	Shares: 599,985 Warrants: 0 Stock options: 895,000 Total: 1,494,985
James Harris Vancouver, British Columbia Canada	443,062	Shares: 443,062 Warrants: 0 Stock options: 915,000 Total: 1,358,062
Rt. Honourable Lord Howard of Lympne London, UK	128,800	Shares: 128,800 Warrants: 0 Stock options: 980,000 Total: 1,108,800
Alan Edwards Tucson, Arizona U.S.A	68,000	Shares: 68,000 Warrants: 0 Stock options: 505,000 Total: 573,000
Gorden Glenn Toronto, Ontario Canada	0	Shares: 0 Warrants: 0 Stock options: 430,000 Total: 430,000
Bruce Colwill Vancouver, British Columbia Canada	25,700	Shares: 25,700 Warrants: 0 Stock options: 1,000,000 Total: 1,025,700
Mona Forster Vancouver, British Columbia Canada	181,374	Shares: 181,374 Warrants: 0 Stock options: 985,000 Total: 1,166,374
Robert Cann Nanaimo, British Columbia Canada	126,225	Shares: 126,225 Warrants: 0 Stock options: 985,000 Total: 1,111,225
Robert Cinits Port Moody, British Columbia Canada	0	Shares: 0 Warrants: 0 Stock Options: 725,000 Total: 725,000
Susan McLeod West Vancouver, British Columbia Canada	9,500	Shares: 9,500 Warrants: 0 Stock options: 950,000 Total: 959,500

(1)	As at December 31, 2013.
(2)
Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

To the best of the Company’s knowledge as at December 31, 2013, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,401,388 common shares (not including common shares issuable upon exercise of stock options) representing 2.32% of the then outstanding common shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	14,400,500	$1.22	272,939
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	14,400,500	$1.22	272,939

(1)
The maximum aggregate number of common shares issuable pursuant to options granted under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding common shares from time to time.  The Company shall, at all times while the Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Plan.  The Plan also provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such options.  Accordingly, the Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the TSX.  The Plan was last approved on May 16, 2011.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at March 27, 2014, concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct and/or indirect owner of more than five (5%) percent of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Rio Tinto International Holdings Limited	30,366,129(1)	20.7%
Sandstorm Gold Ltd.	17,857,142	12.2%
Caisse de depot et placement du Quebec	12,531,400	8.5%

(1)	Rio Tinto International Holdings Limited holds 16,566,796 common shares directly. It also has a beneficial interest in 13,799,333 common shares held by Turquoise Hill Resources Ltd.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of March 26, 2014, there were approximately 22 registered holders of the Company’s shares in the United States, with combined holdings of 21,755,243 common shares.

Change of Control

As of the date of this Annual Reporrt, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

During the three-year period ended December 31, 2013:

During the year ended December 31, 2013, the Company paid consulting fees of $1,167 (December 31, 2012 - $Nil) to an immediate family member of the Company’s Vice President, Technical Services. The transaction was in the normal course of operations and was measured at the exchange amount, which represented the amount of consideration established and agreed to by the related party. All services under the agreement have been provided.

The Company did not enter into any transactions with related parties during the year ended December 31, 2012.

On June 13, 2011, the Company sold its 100% interest in the Rainbow Canyon property to Acrex Ventures Ltd. (“Acrex”), for $125,000 and a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $1 million.  At the date of the transaction, Acrex was related to the Company by way of a common director.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

●	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control over Financial Reporting;

●	Consolidated Balance Sheets as of December 31, 2013 and 2012;

●	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2013, 2012, 2011 and since inception (July 19, 1995 to December 31, 2013);

●
Consolidated Statement of Stockholders’ Equity since the Date of Inception, including Balances as of July 19, 1995, April 30, 1996, April 30, 1997, April 30, 1998, April 30, 1999, April 30, 2000, April 30, 2001, April 30, 2002, April 30, 2003, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013;

●	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012, 2011 and since inception (July 19, 1995 to December 31, 2013);

●	Notes to Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011.

Legal Proceedings

None.

Dividend Policy

The Company has not declared any dividends on its common shares since the inception of our Company on July 19, 1995.  There is no restriction in the Company’s Articles that will limit its ability to pay dividends on its common shares.  However, the Company does not anticipate declaring and paying dividends to its shareholders in the near future.

B.	Significant Changes

None.

Item 9. The Offer and Listing

A.	Price History of Stock

The Company’s common shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 the Company began trading on the TSX.  The Company’s symbol is “ETG” and its CUSIP number is 29383-100.  The Company’s common Ssares are also traded on the NYSE MKT under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA” (WKN:121411).

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX and in United States dollars on NYSE MKT in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX		NYSE MKT
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years	High	Low	High	Low
2013	0.62	0.25	0.62	0.22
2012	1.41	0.39	1.41	0.40
2011	3.40	1.05	3.52	1.00
2010	3.59	1.84	3.49	1.58
2009	3.40	0.91	3.16	0.74

2013	High	Low	High	Low
Fourth Quarter ended December 31, 2013	0.52	0.29	0.51	0.27
Third Quarter ended September 31, 2013	0.38	0.25	0.37	0.24
Second Quarter ended June 30, 2013	0.40	0.25	0.43	0.22
First Quarter ended March 31, 2013	0.62	0.35	0.62	0.34

2012	High	Low	High	Low
Fourth Quarter ended December 31, 2012	0.70	0.39	0.70	0.40
Third Quarter ended September 31, 2012	0.78	0.53	0.84	0.53
Second Quarter ended June 30, 2012	1.30	0.59	1.30	0.58
First Quarter ended March 31, 2012	1.41	1.16	1.41	1.13

Last Six Months	High	Low	High	Low
Feb-14	0.48	0.36	0.44	0.32
Jan-14	0.43	0.32	0.38	0.30
Dec-13	0.36	0.29	0.33	0.27
Nov-13	0.45	0.32	0.43	0.30
Oct-13	0.52	0.30	0.51	0.30
Sep-13	0.36	0.29	0.34	0.27

The closing price of the Company’s common shares as reported by the TSX on December 31, 2013 was C$0.31 The closing price of the Company’s common shares as reported by the NYSE-MKT on December 31, 2013 was $0.28.

The Company’s common shares are issued in registered form.  Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s common shares.

On December 31, 2013, the shareholders' list for the Company’s common shares showed 1,209 registered shareholders and 146,734,385 common shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 7,560,000 common shares were granted.  The following table outlines the details of each grant:

Number of Options	Exercise Price (CDN$)	Grant Date
4,985,000	$0.56	March 15, 2013
50,000	$0.32	April 9, 2013
150,000	$0.34	June 27, 2013
2,375,000	$0.30	December 19, 2013

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s common shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 the Company began trading on the TSX.  The Company’s symbol is “ETG” and its CUSIP number is 29383-100.  The Company’s common shares are also traded on the NYSE MKT under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA” (WKN:121411).

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The Company is continued under the laws of British Columbia and is governed by the Business Corporations Act (British Columbia)  (the “BCBCA”).

The Notice of Articles and Articles of the Company (the “Articles”) do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.

The Company is authorized to issue an unlimited number of common shares without par value.  Each common share is entitled to one vote.  All common shares of the Company rank equally as to dividends, voting power and participation in assets.  No common shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds.  Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company’s Articles.

A director or senior officer who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company may not vote in respect of any such proposed material contract or transaction.

The directors may from time to time in their discretion authorize and cause the Company to:

(a)	borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

(b)	guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

(c)
issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligation of the Company or of any other person; and

(d)
mortgage, charge (whether by way of a specific or floating charge), grant a security interest in or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

There are no age considerations pertaining to the retirement or non-retirement of directors.

A director is not required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the BCBCA, to become or act as a director.

A director may hold any office or appointment with the Company (except as auditor of the Company) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the Board may determine. The Company must reimburse each director for the reasonable expenses that he may incur in and about the business of the Company.  If a director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company’s business, he may be paid remuneration to be fixed by the Board, or, at the option of such irector, by ordinary resolution, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Subject to the provisions of the BCBCA, the Company may indemnify any person. The Company must, subject to the provisions of the BCBCA, indemnify a director, officer or alternate director or a former director, officer or alternate director of the Company or a person who, at the request of the Company, is or was a director, alternate director or officer of another corporation, at a time when the corporation is or was an affiliate of the Company or a person who, at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity (in each case, an “eligible party”), and the heirs and personal representatives of any such eligible party, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which such eligible party or any of the heirs and personal representatives of such eligible party, by reason of such eligible party being or having been a director, alternate director or officer or holding or having held a position equivalent to that of a director, alternate director or officer, is or may be joined as a party or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to the proceeding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCBCA and the Articles. Unless the BCBCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The BCBCAcontains provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b. giving financial assistance under certain circumstances;
c. certain conflicts of interest by directors;
d. disposing of all/substantially all of Company's undertakings;e. certain alterations of share capital;
f. altering any restrictions on the Company's business;
g. certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

No right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.

There are no limitations on the rights to own securities.

There is no provision of the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to Canadian securities administrators and the TSX by any shareholder who owns more than 10% of the Company’s outstanding common shares.

C.	Material Contracts

The Company has the following material contracts:

1.	Equity Participation and Funding Agreement dated February 14, 2013 between Entrée Gold Inc. and Sandstorm Gold Ltd.

See “Description of the Business – Agreements with Sandstorm – Equity Participation and Funding Agreement” above.

2.	Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).

Pursuant to the Earn-In Agreement, a joint venture was deemed to be formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the “Joint Venture Agreement”).

The Joint Venture Agreement contains provisions governing the parties’ activities on the Joint Venture Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Joint Venture Property.

3.
Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd. (now Turquoise Hill), as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.

Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 metres on the Joint Venture Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration.  OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was deemed to be formed and the parties were required to enter into the Joint Venture Agreement.  The Joint Venture Agreement was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination.  Those parts include provisions related to the Joint Venture Agreement, title, tenure and related matters and arbitration.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to in this summary as a "U.S. Holder".  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”).  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Canada-U.S. Tax Convention reduces the statutory rate with respect to dividends paid to a U.S. Holder, if that U.S. Holder is eligible for benefits under the Canada-U.S. Tax Convention. Where applicable, the general rate of withholding tax under the Canada-U.S. Tax Convention is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

A non-resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes “taxable Canadian property” of the U.S. Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Canada-U.S. Tax Convention.

Provided that the common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the common shares generally will not constitute “taxable Canadian property” of a U.S. Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at “arm’s length” for the purposes of the Tax Act, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.

Certain withholding and reporting obligations will also generally apply in connection with the disposition of common shares by a U.S. Holder that constitutes, or are deemed to constitute, “taxable Canadian property” (and are not “treaty-protected property” as defined in the Tax Act).

U.S. Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a PFIC, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a Subsidiary PFIC, and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2013, and may be a PFIC in future tax years.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code, or a QEF Election, or a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election.  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on our common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in our common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of common shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on common shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares.  (See “Sale or Other Taxable Disposition of common shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of common shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite 1201 - 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3. The Company is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

I.	Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada, Australia and the United States and holds limited balances in banks in Mongolia, Peru, China and Barbados as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

The Company operates in a number of countries, including Canada, the United States, Mongolia and Australia, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars and Australian Dollars). Such foreign currency balances are subject to fluctuation against the Canadian Dollar and the US Dollar, being the Company’s reporting currency..

The Company was exposed to foreign exchange gains and losses on the following balances, as at December 31, 2013 and 2012:

2013
(in thousands)
	US Dollars	Australian Dollars	Peruvian Nuevo Sol	Chinese Yuan	Mongolian Tugriks
Cash and cash equivalents	39,551	1,306	-	28	60,280
Other	184	12	-	-	223,087
Accounts payable and accrued liabilities	(260)	(47)	(16)	-	(11,189)
Net balance	39,475	1,271	(16)	28	272,178
Equivalent in Canadian Dollars	41,986	1,207	(6)	5	175
Rate to convert to C$	1.0636	0.9496	0.3803	0.1757	0.0006415

2012
(in thousands)
	US Dollars	Australian Dollars	Peruvian Nuevo Sol	Chinese Yuan	Mongolian Tugriks
Cash and cash equivalents	72	867	1	29	4,618
Other	253	14	-	-	223,633
Accounts payable and accrued liabilities	(61)	(10)	(8)	-	(103,490)
Net balance	264	871	(7)	29	124,761
Equivalent in Canadian Dollars	263	900	(3)	5	89
Rate to convert to C$	0.9949	1.0339	0.3898	0.1597	0.0007147

Based on the above net exposures as at December 31, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of $3,947,492  (2012 - $26,394) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2013 ranged between 0.04% and 2.45%.

Based on the amount of cash and cash equivalents invested at December 31, 2013, and assuming that all other variables remain constant, a 10% change in the applicable interest rate would result in an increase/decrease of $25,124 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2013 in the amount of $47 million in order to meet short-term business requirements. At December 31, 2013, the Company had current liabilities of $1 million which are due on demand or within 30 days.

Item 12. Description of Securities Other than Equity Securities

A. – C.

Not Applicable.

D.           American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E.            Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s Chief Executive Officer (“CEO”) and the Company’s Chief Financial Officer (“CFO”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act as of December 31, 2013. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP.  The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the  consolidated financial statements in accordance with U.S. GAAAP and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management (with the participation of the CEO and the CFO), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. This evaluation was based on the criteria set forth in the original 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2013, and management’s assessment did not identify any material weaknesses.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2013.  In this report, the Company’s independent registered auditor, Davidson & Company LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2013.   Davidson & Company LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by our independent registered public accounting firm, Davidson & Company LLP, which also audited our consolidated financial statements for the year ended December 31, 2013. Davidson & Company LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013, and their report is included with the Company’s consolidated financial statements.

D.	Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that, there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s Board has determined that Gorden Glenn qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and section 803A of the NYSE MKT Company Guide).

Item 16B. Code of Ethics

The Company is committed to the highest standards of legal and ethical business conduct. The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the CEO and CFO.  This Code summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers and employees, of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company.  The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 20-F.

A copy of the Code in full text is available on the Company’s website at www.entreegold.com and in print to any shareholder who requests  it.  All required substantive amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website at www.entreegold.com within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

During the fiscal year ended December 31, 2013, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Item 16C. Principal Accountant Fees and Services

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2013 (US$)	2012 (US$)
Audit Fees(1)	$79,917	$85,436
Audit Related Fees(2)	$20,860	$25,073
Tax Fees(3)	$Nil	$Nil
All other fees(4)	$Nil	$13,107
Total:	$100,777	$123,616

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

(4)
Fees associated with: the review of the Company’s short form base shelf prospectus supplement; issuing a consent for the Company’s Registration Statement on Form S-8; and providing a paid-up capital calculation.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  There were no non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2013.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrants Certifying Accountant

None.

Item 16G. Corporate Governance

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.entreegold.com and/or in its annual report.  Information contained on the Company’s website is not part of this Annual Report.

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

Shareholder Approval of Certain Transactions:  The NYSE MKT Company Guide requires shareholder approval in connection with the establishment of an equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants of a company.  The Company will follow the shareholder approval requirements of the TSX in connection with the establishment of equity compensation arrangements pursuant to which its officers, directors, employees, or consultants may acquire options or common shares.

The foregoing are consistent with the laws, customs and practices in Canada.

Item 16H. Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2013, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III.

Item 17. Financial Statements

See “Item 18 – Financial Statements”.

Item 18. Financial Statements

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with US GAAP.

The following financial statements pertaining to the Company are filed as part of this Annual Report:

●	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control over Financial Reporting;

●	Consolidated Balance Sheets as of December 31, 2013 and 2012;

●	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2013, 2012, 2011 and since inception (July 19, 1995 to December 31, 2013);

●
Consolidated Statement of Stockholders’ Equity since the Date of Inception, including Balances as of July 19, 1995, April 30, 1996, April 30, 1997, April 30, 1998, April 30, 1999, April 30, 2000, April 30, 2001, April 30, 2002, April 30, 2003, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013;

●	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012, 2011 and since inception (July 19, 1995 to December 31, 2013);

●	Notes to Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011.

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Entree Gold Inc.

We have audited the accompanying consolidated financial statements of Entrée Gold Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and December 31, 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and from the date of inception (July 19, 1995) to December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entrée Gold Inc. as of December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and from the date of inception (July 19, 1995) to December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Entrée Gold Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 27, 2014, expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Entree Gold Inc.

We have audited Entrée Gold Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. Entrée Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Entrée Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows of Entrée Gold Inc. and our report dated March 27, 2014, expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 27, 2014

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31,	December 31,
	2013	2012

ASSETS

Current
Cash and cash equivalents (Note 3)	$46,701,216	$4,255,508
Receivables	203,346	223,722
Prepaid expenses	751,140	779,605

Total current assets	47,655,702	5,258,835

Equipment (Note 5)	288,943	539,567
Mineral property interests (Note 6)	48,806,565	57,616,924
Reclamation deposits	491,808	606,155
Other assets	152,087	152,049

Total assets	$97,395,105	$64,173,530

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,261,206	$559,579

Loans payable to Oyu Tolgoi LLC (Note 7)	5,978,133	5,563,657
Deferred revenue (Note 8)	37,638,211	-
Deferred income tax liabilities (Note 11)	7,340,516	9,722,384

Total liabilities	52,218,066	15,845,620

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 9)	177,065,075	167,428,814
146,734,385 (December 31, 2012 - 128,877,243) issued and outstanding
Additional paid-in capital	20,095,161	18,672,864
Accumulated other comprehensive income (Note 13)	465,615	3,253,019
Accumulated deficit during the exploration stage	(152,448,812)	(141,026,787)

Total stockholders' equity	45,177,039	48,327,910

Total liabilities and stockholders' equity	$97,395,105	$64,173,530
Nature and continuance of operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 17)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Inception (July 19,1995) to December 31, 2013

EXPENSES
Exploration (Note 7)	$6,102,992	$8,234,354	$17,679,174	$99,092,669
General and administration	6,638,262	5,236,226	5,766,102	59,985,511
Consultancy and advisory fees	1,941,130	-	-	1,941,130
Impairment of mineral property interests	437,732	486,746	531,005	1,455,483
Depreciation	102,941	150,654	196,221	1,530,008
Gain on sale of mineral property interests	(451,892)	(104,914)	(1,574,523)	(2,131,329)
Foreign exchange loss (gain)	(1,113,728)	(187,773)	491,504	(1,032,003)
Loss from operations	(13,657,437)	(13,815,293)	(23,089,483)	(160,841,469)
Gain on sale of investments	-	-	3,326,275	3,326,275
Interest income	431,596	190,449	342,343	5,934,864
Interest expense (Note 5)	(260,453)	(229,359)	(151,952)	(714,771)
Loss from equity investee (Note 5)	(146,051)	(1,012,156)	(2,397,085)	(5,076,836)
Fair value adjustment of asset
backed commercial paper	147,564	-	-	(2,184,967)
Loss from operations before income taxes	(13,484,781)	(14,866,359)	(21,969,902)	(159,556,904)
Current income tax expense	(319,112)	-	(152,190)	(471,302)
Deferred income tax recovery (expense) (Note 11)	2,381,868	(329,770)	4,981,884	7,579,394
Net loss	$(11,422,025)	$(15,196,129)	$(17,140,208)	$(152,448,812)

Comprehensive loss:
Net loss	$(11,422,025)	$(15,196,129)	$(17,140,208)	$(152,448,812)
Unrealized loss on available for sale securities (Note 12)	-	-	(2,747,997)	-
Foreign currency translation adjustment (Note 13)	(2,787,404)	1,351,668	(1,101,366)	465,615
Comprehensive loss:	$(14,209,429)	$(13,844,461)	$(20,989,571)	$(151,983,197)

Basic and diluted net loss per share	$(0.08)	$(0.12)	$(0.15)
Weighted average number of common shares outstanding	143,847,888	128,650,791	115,978,815
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

Balance, July 19, 1995 (date of inception)	-	$-	$-	$-	$-	$-
Shares issued:
Private placements	4,200,000	60,852	-	-	-	60,852
Acquisition of mineral property interests	3,200,000	147,520	-	-	-	147,520
Foreign currency translation adjustment	-	-	-	(756)	-	(756)
Net loss	-	-	-	-	(175,714)	(175,714)
Balance, April 30, 1996	7,400,000	$208,372	$-	$(756)	$(175,714)	$31,902
Shares issued:
Private placements	3,880,000	274,718	-	-	-	274,718
Foreign currency translation adjustment	-	-	-	(8,568)	-	(8,568)
Net loss	-	-	-	-	(56,250)	(56,250)
Balance, April 30, 1997	11,280,000	$483,090	$-	$(9,324)	$(231,964)	$241,802
Foreign currency translation adjustment	-	-	-	(5,216)	-	(5,216)
Net loss	-	-	-	-	(33,381)	(33,381)
Balance, April 30, 1998	11,280,000	$483,090	$-	$(14,540)	$(265,345)	$203,205
Foreign currency translation adjustment	-	-	-	(3,425)	-	(3,425)
Net loss	-	-	-	-	(40,341)	(40,341)
Balance, April 30, 1999	11,280,000	$483,090	$-	$(17,965)	$(305,686)	$159,439
Escrow shares compensation	-	-	41,593	-	-	41,593
Exercise of stock options	1,128,000	113,922	-	-	-	113,922
Foreign currency translation adjustment	-	-	-	(896)	-	(896)
Net loss	-	-	-	-	(154,218)	(154,218)
Balance, April 30, 2000	12,408,000	$597,012	$41,593	$(18,861)	$(459,904)	$159,840
Foreign currency translation adjustment	-	-	-	(5,627)	-	(5,627)
Net loss	-	-	-	-	(18,399)	(18,399)
Balance, April 30, 2001	12,408,000	$597,012	$41,593	$(24,488)	$(478,303)	$135,814
Foreign currency translation adjustment	-	-	-	(2,561)	-	(2,561)
Net loss	-	-	-	-	(22,490)	(22,490)
Balance, April 30, 2002	12,408,000	$597,012	$41,593	$(27,049)	$(500,793)	$110,763

- continued -

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, April 30, 2002	12,408,000	$597,012	$41,593	$(27,049)	$(500,793)	$110,763
Shares issued:
Private placements	7,500,000	1,351,055	-	-	-	1,351,055
Exercise of warrants	12,500	3,288	-	-	-	3,288
Agent’s finder fee	310,000	39,178	-	-	-	39,178
Finder’s fee for mineral property interests	100,000	35,827	-	-	-	35,827
Debt settlement	135,416	45,839	5,252	-	-	51,091
Agent’s warrants	-	-	16,877	-	-	16,877
Escrow shares compensation	-	-	40,205	-	-	40,205
Stock-based compensation	-	-	16,660	-	-	16,660
Share issuance costs	-	(211,207)	-	-	-	(211,207)
Foreign currency translation adjustment	-	-	-	73,080	-	73,080
Net loss	-	-	-	-	(1,073,320)	(1,073,320)
Balance, April 30, 2003	20,465,916	$1,860,992	$120,587	$46,031	$(1,574,113)	$453,497
Shares issued:
Private placements and offerings	16,352,942	10,891,160	-	-	-	10,891,160
Exercise of warrants	3,730,372	1,316,664	(6,443)	-	-	1,310,221
Exercise of stock options	35,000	18,730	(4,026)	-	-	14,704
Agent’s corporate finance fee	100,000	64,192	8,384	-	-	72,576
Mineral property interests	5,000,000	3,806,000	-	-	-	3,806,000
Agent’s warrants	-	-	370,741	-	-	370,741
Escrow shares compensation	-	-	1,949,878	-	-	1,949,878
Stock-based compensation	-	-	414,847	-	-	414,847
Share issuance costs	-	(1,302,715)	-	-	-	(1,302,715)
Foreign currency translation adjustment	-	-	-	1,950	-	1,950
Net loss	-	-	-	-	(12,505,759)	(12,505,759)
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100
Shares issued:
Private placement	4,600,000	3,846,521	-	-	-	3,846,521
Exercise of warrants	533,836	186,208	(13,197)	-	-	173,011
Exercise of stock options	50,000	26,180	(8,238)	-	-	17,942
Warrants issued for cancellation
of price guarantee	-	-	129,266	-	-	129,266
Escrow shares compensation	-	-	405,739	-	-	405,739
Share issuance costs	-	(21,026)	-	-	-	(21,026)
Stock-based compensation	-	-	1,530,712	-	-	1,530,712
Foreign currency translation adjustment	-	-	-	132,501	-	132,501
Net loss	-	-	-	-	(5,528,114)	(5,528,114)
Balance, December 31, 2004	50,868,066	$20,692,906	$4,898,250	$180,482	$(19,607,986)	$6,163,652
- continued -

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2004	50,868,066	$20,692,906	$4,898,250	$180,482	$(19,607,986)	$6,163,652
Shares issued:
Private placement	7,542,410	13,538,097	-	-	-	13,538,097
Exercise of warrants	10,456,450	10,475,291	-	-	-	10,475,291
Exercise of stock options	772,000	1,238,581	(532,908)	-	-	705,673
Escrow shares compensation	-	-	(435,583)	-	-	(435,583)
Share issuance costs	-	(521,798)	-	-	-	(521,798)
Stock-based compensation	-	-	5,074,100	-	-	5,074,100
Foreign currency translation adjustment	-	-	-	1,099,954	-	1,099,954
Net loss	-	-	-	-	(13,691,767)	(13,691,767)
Balance, December 31, 2005	69,638,926	$45,423,077	$9,003,859	$1,280,436	$(33,299,753)	$22,407,619
Shares issued:
Membership paid in stock	4,167	8,870	-	-	-	8,870
Exercise of stock options	1,215,000	1,862,345	(753,628)	-	-	1,108,717
Stock-based compensation	-	-	1,031,683	-	-	1,031,683
Foreign currency translation adjustment	-	-	-	252,317	-	252,317
Net loss	-	-	-	-	(9,655,341)	(9,655,341)
Balance, December 31, 2006	70,858,093	$47,294,292	$9,281,914	$1,532,753	$(42,955,094)	$15,153,865
Shares issued:
Offering	14,428,640	43,826,994	-	-	-	43,826,994
Mineral property interests	15,000	33,976	-	-	-	33,976
Exercise of warrants	7,542,408	20,392,043	-	-	-	20,392,043
Exercise of stock options	728,700	926,364	(322,880)	-	-	603,484
Share issuance costs	-	(1,981,360)	-	-	-	(1,981,360)
Stock-based compensation	-	-	1,732,839	-	-	1,732,839
Foreign currency translation adjustment	-	-	-	3,539,535	-	3,539,535
Net loss	-	-	-	-	(11,833,416)	(11,833,416)
Balance, December 31, 2007	93,572,841	$110,492,309	$10,691,873	$5,072,288	$(54,788,510)	$71,467,960
- continued -

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2007	93,572,841	$110,492,309	$10,691,873	$5,072,288	$(54,788,510)	$71,467,960
Shares issued:
Exercise of stock options	958,057	1,447,926	(591,456)	-	-	856,470
Mineral property interests	30,000	60,941	-	-	-	60,941
Share issuance costs	-	(7,186)	-	-	-	(7,186)
Stock-based compensation	-	-	3,672,358	-	-	3,672,358
Foreign currency translation adjustment	-	-	-	(12,483,218)	-	(12,483,218)
Net loss	-	-	-	-	(16,730,278)	(16,730,278)
Balance, December 31, 2008	94,560,898	$111,993,990	$13,772,775	$(7,410,930)	$(71,518,788)	$46,837,047
Shares issued:
Exercise of stock options	2,355,948	4,330,539	(2,050,489)	-	-	2,280,050
Mineral property interests	142,500	275,122	-	-	-	275,122
Stock-based compensation	-	-	4,183,677	-	-	4,183,677
Foreign currency translation adjustment	-	-	-	6,930,002	-	6,930,002
Unrealized gain on available for sale securities	-	-	-	563,481	-	563,481
Net loss	-	-	-	-	(17,102,254)	(17,102,254)
Balance, December 31, 2009	97,059,346	$116,599,651	$15,905,963	$82,553	$(88,621,042)	$43,967,125
Shares issued:
Exercise of stock options	2,122,278	4,632,135	(1,932,407)	-	-	2,699,728
Mineral property interests	152,500	382,284	-	-	-	382,284
Acquistion of PacMag	15,020,801	28,325,101	-	-	-	28,325,101
Share issuance costs	-	(147,228)	-	-	-	(147,228)
Stock-based compensation	-	-	2,897,845	-	-	2,897,845
Foreign currency translation adjustment	-	-	-	3,483,645	-	3,483,645
Unrealized gain on available for sale securities	-	-	-	2,184,516	-	2,184,516
Net loss	-	-	-	-	(20,069,408)	(20,069,408)
Balance, December 31, 2010	114,354,925	$149,791,943	$16,871,401	$5,750,714	$(108,690,450)	$63,723,608
- continued -

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2010	114,354,925	$149,791,943	$16,871,401	$5,750,714	$(108,690,450)	$63,723,608
Shares issued:
Marketed offering	11,482,216	14,075,483	-	-	-	14,075,483
Exercise of stock options	427,147	1,050,721	(442,255)	-	-	608,466
Mineral property interests	752,500	1,721,110	-	-	-	1,721,110
Stock-based compensation	-	-	991,161	-	-	991,161
Share issuance costs	-	(1,065,065)	-	-	-	(1,065,065)
Foreign currency translation adjustment	-	-	-	(1,101,366)	-	(1,101,366)
Unrealized gain on available for sale securities	-	-	-	(2,747,997)	-	(2,747,997)
Net loss	-	-	-	-	(17,140,208)	(17,140,208)
Balance, December 31, 2011	127,016,788	$165,574,192	$17,420,307	$1,901,351	$(125,830,658)	$59,065,192
Shares issued:
Exercise of over allotment	1,320,455	1,628,583	-	-	-	1,628,583
Exercise of stock options	-	(44,679)	44,679	-	-	-
Mineral property interests	540,000	378,776	-	-	-	378,776
Stock-based compensation	-	-	1,207,878	-	-	1,207,878
Share issuance costs	-	(108,058)	-	-	-	(108,058)
Foreign currency translation adjustment	-	-	-	1,351,668	-	1,351,668
Net loss	-	-	-	-	(15,196,129)	(15,196,129)
Balance, December 31, 2012	128,877,243	$167,428,814	$18,672,864	$3,253,019	$(141,026,787)	$48,327,910
Shares issued:
Private placement	17,857,142	9,722,897	-	-	-	9,722,897
Stock-based compensation	-	-	1,422,297	-	-	1,422,297
Share issuance costs	-	(86,636)	-	-	-	(86,636)
Foreign currency translation adjustment	-	-	-	(2,787,404)	-	(2,787,404)
Net loss	-	-	-	-	(11,422,025)	(11,422,025)
Balance, December 31, 2013	146,734,385	$177,065,075	$20,095,161	$465,615	$(152,448,812)	$45,177,039
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Inception (July 19, 1995) to December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,422,025)	$(15,196,129)	$(17,140,208)	$(152,448,812)
Items not affecting cash:
Depreciation	102,941	150,654	196,221	1,530,008
Stock-based compensation	1,422,297	1,207,878	991,161	24,176,057
Loss from equity investee	146,051	1,012,156	2,397,085	5,076,836
Interest expense	260,453	229,359	151,952	714,771
Deferred income tax expense (recovery)	(2,381,868)	329,770	(4,981,884)	(7,579,394)
Gain on sale of mineral property interests	(451,892)	(104,914)	(1,574,523)	(2,131,329)
Impairment of mineral property interests	437,732	486,746	531,005	1,455,483
Gain on sale of investments	-	-	(3,326,275)	(3,326,275)
Fair value adjustment of asset backed
commercial paper	-	-	-	2,332,531
Escrow shares compensation	-	-	-	2,001,832
Mineral property interest paid in
stock and warrants	-	-	-	4,052,698
Other items not affecting cash	(875,087)	(111,618)	(111,807)	(941,288)
Changes in assets and liabilities:
Receivables	6,109	209,098	(126,216)	(114,846)
Prepaid expenses	(22,569)	197,321	165,271	(675,809)
Other assets	(3,592)	22,913	-	19,321
Accounts payable and accrued liabilities	760,600	(1,235,090)	438,197	1,038,004
Deposit on metal credit delivering obligation	40,000,000	-	-	40,000,000
Net cash provided by (used in) operating activities	27,979,150	(12,801,856)	(22,390,021)	(84,820,212)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	9,722,897	1,628,583	14,683,949	140,726,891
Share issue costs	(86,636)	(108,058)	(1,065,065)	(4,952,907)
Net cash provided by financing activities	9,636,261	1,520,525	13,618,884	135,773,984

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests	(50,000)	(3,910,000)	(777,517)	(4,954,610)
Reclamation deposits	115,180	(207,962)	(62,127)	(303,970)
Short-term investments	-	5,076,271	(5,076,271)	-
Acquisition of equipment	(7,623)	(35,893)	(223,176)	(2,131,235)
Proceeds from sale of royalty interest	5,000,000	-	-	5,000,000
Proceeds from sale of mineral property interests	451,892	104,914	1,491,391	2,048,197
Purchase of asset backed
commercial paper	-	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	-	-	(7,465,495)
Cash acquired on acquisition	-	-	-	837,263
Proceeds from sale of investments	-	-	5,734,895	5,734,895
Net cash provided by (used in) investing activities	5,509,449	1,027,330	1,087,195	(5,266,077)

Effect of foreign currency translation on cash and
cash equivalents	(679,152)	(2,689)	899,971	1,013,521

Change in cash and cash equivalents
during the period	42,445,708	(10,256,690)	(6,783,971)	46,701,216
Cash and cash equivalents, beginning of period	4,255,508	14,512,198	21,296,169	-

Cash and cash equivalents, end of period	$46,701,216	$4,255,508	$14,512,198	$46,701,216

Cash paid for interest during the period	$-	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-	$(152,190)

Supplemental disclosure with respect to cash flows (Note 14)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the “Company”), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America and include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock-based compensation, valuation of asset-backed commercial paper and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $46,701,216 in cash at December 31, 2013.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Long-term investments

Long-term investments in companies in which the Company has voting interests of 20% to 50% or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the long-term investment accounts.

Other long-term investments are classified as "available-for-sale" investments and unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Gains and losses from the sale of these investments are included in income in the period.

Equipment

Equipment, consisting of office, computer, field equipment and buildings, is recorded at cost less accumulated depreciation. Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Mineral property interests

Costs of exploration and costs of carrying and retaining unproven properties are expensed as incurred. The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets where the initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the discounted carrying amount of the assets exceeds the fair value of the assets.

Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards, whereby the Company recognizes a compensation expense for all stock options awarded to employees, officers and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The options are expensed over the vesting period of the options.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

The Company measures the fair value of financial assets and liabilities based on GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Under GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is also established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable.
Level 3 – Inputs that are unobservable (for example cash flow modelling inputs based on assumptions).

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations and comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations and comprehensive loss.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholders’ equity as accumulated other comprehensive income.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2013, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 14,400,500 (December 31, 2012 - 9,223,000; December 31, 2011 - 9,135,500).

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Recent accounting pronouncements

The accounting pronouncements issued by the Financial Accounting Standards Board during the year ended December 31, 2013 were not applicable to the Company.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash at bank and in hand of $46,701,216 as at December 31, 2013 (December 31, 2012 - $4,255,508).

4. LONG-TERM INVESTMENTS

Equity Method Investment

The Company accounts for its interest in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a company owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) (“Turquoise Hill”) and 34% by the Government of Mongolia (Note 7), as a 20% equity investment. The Company’s share of the loss of the joint venture is $146,051 for the year ended December 31, 2013 (December 31, 2012 - $1,012,156; December 31, 2011 - $2,397,085) plus accrued interest expense of $260,453 for the year ended December 31, 2013 (December 31, 2012 - $229,359; December 31, 2011 - $151,952).

5. EQUIPMENT

	December 31, 2013			December 31, 2012
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Office equipment	$92,057	$64,123	$27,934	$122,931	$90,900	$32,031
Computer equipment	459,426	349,636	109,790	523,893	353,944	169,949
Field equipment	251,604	144,786	106,818	540,422	274,694	265,728
Buildings	246,540	202,139	44,401	280,936	209,077	71,859
	$1,049,627	$760,684	$288,943	$1,468,182	$928,615	$539,567

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

6. MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company’s two principal assets are its interest in the Lookout Hill property in Mongolia, and the Ann Mason project (the “Ann Mason Project”) in Nevada.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a right of first refusal by OTLLC.

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Investment Agreement, although the Company is not a party to the Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.
On February 27, 2013, notice (the "Notice") was delivered to the Company that the Ministry of Mining had cancelled the July 2009 Order (the "2009 Order") registering the reserves on the Joint Venture Property. The Notice stated that the 2009 Order breached sections of the Minerals Law of Mongolia and Charter of the Minerals Resource Counsel that give the head of MRAM the authority to register reserves, rather than the Minister of Mineral Resources and Energy. The Notice further advised that the Company is temporarily restricted from transferring, selling or leasing the Shivee Tolgoi and Javhlant mining licences. On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

6. MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Lookout Hill, Mongolia (cont’d...)

On September 6, 2013, the head of MRAM ordered that the reserves on the Joint Venture Property be registered. The Company was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

As of December 31, 2013, the Entrée-OTLLC Joint Venture had expended approximately $26.3 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 7).

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, and several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets.

Certain of the unpatented lode claims are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with two individuals. Under the MLOPA, the Company is granted the option to purchase the claims for $500,000. If the Company exercises its option, the claims will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

During the year ended December 31, 2012, the Company, through a combination of staking and purchase agreements, acquired certain patented and unpatented lode claims within or contiguous to the boundaries of its Ann Mason Project pursuant to which the Company paid $3,721,170 and issued 40,000 common shares valued at $52,293.
In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs. In addition, certain of the patented lode claims are subject to a 2% NSR royalty.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

6. MINERAL PROPERTY INTERESTS (cont’d...)

Other Properties

During the year ended December 31, 2013, the Company also had interests in non-material properties in Australia, United States, and Peru. Non-material properties include the following:

Australia Properties

The Company holds a 53.7% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited (ASX:AGO - "Atlas"), retaining the remaining 46.3% interest.

Lordsburg and Oak Grove

During the year ended December 31, 2012, the Company entered into an agreement to purchase a 100% interest in the Lordsburg and Oak Grove properties, New Mexico, subject to a 2% NSR royalty. Pursuant to the agreement, the Company paid $100,000 and issued 500,000 common shares valued at $326,483. During the year ended December 31, 2013, the Company abandoned the unpatented lode claims comprising the Oak Grove property and recorded an impairment of mineral property interests of $437,732.

Capitalized mineral property acquisition costs are summarized as follows:

	December 31, 2013	December 31, 2012	December 31, 2011

USA
Ann Mason	$47,495,218	$55,752,523	$50,973,368
Lordsburg	494,171	990,797	532,550
Total USA	48,272,127	57,045,582	51,705,672

AUSTRALIA
Blue Rose JV	534,438	571,342	558,927
Total Australia	534,438	571,342	973,091

Total all locations	$48,806,565	$57,616,924	$52,678,763
Ann Mason capitalized mineral property acquisition costs are net of the $5 million Sandstorm NSR Payment.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

6. MINERAL PROPERTY INTERESTS (cont’d...)

Expensed exploration costs are summarized as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

US	$3,940,264	$5,857,999	$14,088,428
Mongolia	1,355,493	1,964,883	3,255,588
Other	807,235	411,472	335,158

Total all locations	$6,102,992	$8,234,354	$17,679,174

7. LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 6), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

8. SANDSTORM FINANCING ARRANGEMENT

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the Joint Venture Property as follows:

•	25.7% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property; and

•	33.8% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the Javhlant mining licence.

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

8.	SANDSTORM FINANCING ARRANGEMENT (cont’d...)

In the event of a partial expropriation of the Company’s interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm, which is expected to commence in 2019.

In addition, the Company entered into an agreement with Sandstorm whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the Ann Mason Project claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for the Sandstorm NSR Payment of $5 million which was recorded as a recovery to acquisition costs.

The Company also completed a private placement with Sandstorm for gross proceeds of $9,722,897.

The transactions costs related to the Sandstorm financing arrangement incurred in 2013 were $936,926 for consultancy and advisory fees, $192,203 for legal fees included in general and administration expenses and $86,636 for share issuance costs.

9. COMMON STOCK

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

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. As part of this private placement, the Company issued 310,000 units as a finder's fee to the agent. Related share issue costs of $112,338 were comprised of cash costs totalling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

9. COMMON STOCK

Share issuances (cont'd…)

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975. Each unit consisted of one common share and one-half non-transferable share purchase warrant. As part of this private placement, the Company issued 329,723 agent's warrants. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totalling $78,188 and the fair value of the agents warrants estimated at $16,273.

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder's fee towards the acquisition of mineral property interests.

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839. Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

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

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360. Related share issue costs were $15,270.

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

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005. The agent for the offering was paid a cash commission of $566,381, and received 920,000 agent's warrants. The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005. Related share issue costs of $991,149 were comprised of cash costs totalling $680,124 and the fair value of the agents warrants estimated at $311,025.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

9. COMMON STOCK (cont'd…)

Share issuances (cont'd…)
In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 pursuant to the Lookout Hill mineral property purchase agreement.

During the eight month period ended December 31, 2003 the Company issued 3,730,372 common shares for cash proceeds of $1,310,221 on the exercise of warrants. The warrants exercised had a fair value of $6,443 when issued.

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options. The options exercised had a fair value of $4,026 when granted.

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options. The options exercised had a fair value of $8,238 when granted.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006. Related share issue costs were comprised of cash costs totalling $21,026.

During the year ended December 31, 2004, the Company issued 533,836 common shares for cash proceeds of $173,011 on the exercise of warrants. The warrants exercised had a fair value of $13,197 when issued.

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitled the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitled the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (now Rio Tinto Exploration Canada Inc. (“Rio Tinto”)) (indirect wholly-owned subsidiary of Rio Tinto plc) had the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. This right was subsequently assigned to Rio Tinto International Holdings Limited, and terminated on March 1, 2013. Related share issue costs were $521,798.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitled the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitled the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years.

During the year ended December 31, 2005, the Company issued 10,456,450 common shares for cash proceeds of $10,475,291 on the exercise of warrants.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

9.	COMMON STOCK (cont'd…)

Share issuances (cont'd…)

During the year ended December 31, 2005, the Company issued 772,000 common shares for cash proceeds of $705,673 on the exercise of stock options. The fair value recorded when the options were granted was $532,908.

During the year ended December 31, 2006, the Company issued 1,215,000 common shares for cash proceeds of $1,108,717 on the exercise of stock options. The fair value recorded when the options were granted was $753,628.
In June 2006, the Company issued 4,167 common shares to the University of British Columbia as a donation to become a member of the Mineral Deposit Research Unit. The fair value recorded when the shares were issued of $8,870 was recorded as a donation expense.

In June 2007, the Company issued 7,542,408 common shares for cash proceeds of $20,392,043 on the exercise of warrants.

In August 2007, the Company issued 15,000 shares at a value of $33,976 to Empirical Discovery, LLC (“Empirical”) pursuant to a mineral property option agreement.

In November 2007, the Company completed an underwriten short form prospectus offering of 10,000,000 common shares at price of C$3.00 per share for gross proceeds of C$30,000,000. Turquoise Hill and Rio Tinto elected to exercise their respective rights to maintain their percentage ownership interests. Turqoise Hill acquired 2,128,356 shares at C$3.00 for gross proceeds of C$6,464,881. Rio Tinto acquired 2,300,284 shares at C$3.00 for proceeds of C$6,987,113. Related share issuance costs were $1,981,360.

During the year ended December 31, 2007, the Company issued 728,700 common shares for cash proceeds of $603,684 on the exercise of stock options. The fair value recorded when the options were granted was $322,880.

In February 2008, the Company issued 10,000 shares at a fair value of $20,066 pursuant to a mineral property option agreement.

In August 2008, the Company issued 20,000 shares at a fair value of $40,875 pursuant to a mineral property option agreement.

During the year ended December 31, 2008, the Company issued 958,057 common shares for cash proceeds of $856,470 on the exercise of stock options. The fair value recorded when the options were granted of $591,456 has been transferred from additional paid–in capital to common stock on the exercise of the options. Included in the issued shares were 144,169 common shares issued pursuant to the cashless exercise of 296,112 options with an exercise price of C$1.00, with the remaining 151,943 options treated as cancelled.

In February 2009, the Company issued 20,000 shares at a fair value of $22,515 pursuant to a mineral property option agreement.

In August 2009, the Company issued 72,500 shares at a fair value of $130,056 pursuant to mineral property option agreements.

In November 2009, the Company issued 50,000 shares at a fair value of $122,551 pursuant to a mineral property option agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

9.	COMMON STOCK (cont'd…)

Share issuances (cont'd…)

During the year ended December 31, 2009, the Company issued 2,355,948 common shares for cash proceeds of $2,280,050 on the exercise of stock options. The fair value recorded when the options were granted was $2,050,489. Included in the issued shares were 415,448 common shares issued pursuant to the cashless exercise of 705,000 options with an exercise price of C$1.15, with the remaining 289,552 options treated as cancelled.

In February 2010, the Company issued 30,000 shares at a fair value of $82,391 pursuant to a mineral property option agreement.

In June 2010, the Company issued 15,020,801 shares at a fair value of $28,325,101 pursuant to the acquisition of PacMag and incurred $147,228 of share issue costs.

In August 2010, the Company issued 80,000 shares at a fair value of $185,863 pursuant to a mineral property option agreement covering the Lordsburg and Oak Grove properties in New Mexico.

In October 2010, the Company issued 20,000 shares at a fair value of $53,797 pursuant to a finder’s fee agreement in connection with a mineral property option agreement.

In October 2010, the Company issued 22,500 shares at a fair value of $60,233 pursuant to a mineral property option agreement.

During the year ended December 31, 2010, the Company issued 2,122,278 common shares for cash proceeds of $2,699,728 on the exercise of stock options. The fair value recorded when the options were granted was $1,932,407. Included in the issued shares were 430,078 common shares issued pursuant to the cashless exercise of 100,000 options with an exercise price of C$1.32, 1,535,300 options with an exercise price of C$1.75, and 7,500 options with an exercise price of C$2.60, with the remaining 1,212,722 options treated as cancelled.

In February 2011, the Company issued 40,000 shares at a fair value of $122,189 pursuant to a mineral property option agreement.

In July 2011, the Company issued 550,000 shares at a fair value of $1,271,371 to acquire Honey Badger Exploration Inc.’s remaining 49% interest in what was then known as the Blackjack property.

In August 2011, the Company issued 150,000 shares at a fair value of $304,793 pursuant to a mineral property option agreement.

In October 2011, the Company issued 12,500 shares at a fair value of $19,753 pursuant to a mineral property option agreement.

In November 2011, the Company completed a marketed offering and issued 10,000,000 shares at a price of C$1.25 per share. Rio Tinto elected to exercise its pre-emptive rights and purchased an additional 1,482,216 shares at a price of C$1.25 per share. The total gross proceeds from the offering were $14,075,483. Related share issuance costs were $1,065,065.

During the year ended December 31, 2011, the Company issued 427,147 common shares for cash proceeds of $608,466 on the exercise of stock options. The fair value recorded when the options were granted was $442,255. Included in the issued shares were 87,847 common shares issued pursuant to the cashless exercise of 245,000 options with an exercise price of C$1.32, with the remaining 157,153 options treated as cancelled.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

9. COMMON STOCK (cont'd…)

Share issuances (cont'd…)

In January 2012, the underwriters for the Company’s November 2011 marketed offering exercised their over allotment option pursuant to which the Company issued 1,150,000 common shares at a price of C$1.25 per share. Rio Tinto elected to exercise its pre-emptive rights and purchased an additional 170,455 shares at a price of C$1.25 per share. The total gross proceeds from the over allotment were $1,628,583. Related share issuance costs were $108,058.

In January 2012, the Company issued 40,000 shares at a fair value of $52,293 to acquire certain claims within or contiguous to the boundaries of its Ann Mason Project.

In June 2012, the Company issued 500,000 shares at a fair value of $326,483 to purchase a 100% interest in the Lordsburg and Oak Grove properties.

In March 2013, the Company completed a private placement with Sandstorm consisting of 17,857,142 common shares issued at a price of C$0.56 per share for gross proceeds of $9,722,897. Related share issuance costs were $86,636.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Loss.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

9. COMMON STOCK (cont'd…)

Share options (cont'd…)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2010	9,292,800	2.09
Granted	575,000	2.77
Exercised	(427,147)	1.66
Cancelled	(157,153)	1.32
Forfeited	(148,000)	2.31
Balance at December 31, 2011	9,135,500	2.16
Granted	1,882,000	1.22
Expired	(1,177,500)	2.14
Forfeited	(617,000)	2.05
Balance at December 31, 2012	9,223,000	1.98
Granted	7,560,000	0.47
Expired	(2,379,500)	1.80
Forfeited	(3,000)	1.25
Balance at December 31, 2013	14,400,500	1.22

There were 7,560,000 stock options granted during the year ended December 31, 2013 with a weighted average exercise price of C$0.47 and a weighted average fair value of C$0.19. The number of stock options exercisable at December 31, 2013 was 14,400,500.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

9. COMMON STOCK (cont’d…)

Share options (cont'd…)

At December 31, 2013, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

50,000	1.27	-	January 18, 2014	50,000	-
1,289,000	1.32	-	February 12, 2014	1,289,000	-
1,472,500	2.60	-	December 29, 2014	1,472,500	-
300,000	2.34	-	September 22, 2015	300,000	-
1,372,500	2.86	-	November 22, 2015	1,372,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,681,500	1.25	-	January 6, 2017	1,681,500	-
100,000	0.73	-	June 18, 2017	100,000	-
4,985,000	0.56	-	March 15, 2018	4,985,000	-
50,000	0.32	-	April 9, 2018	50,000	-
150,000	0.34	-	June 27, 2018	150,000	-
2,375,000	0.30	23,750	December 19, 2018	2,375,000	23,750
14,400,500		$ 23,750		14,400,500	$ 23,750

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.31 per share as of December 31, 2013, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of December 31, 2013 was 2,375,000. The total intrinsic value of options exercised during the year ended December 31, 2013 was $Nil (December 31, 2012 - $Nil; December 31, 2011 - $437,770).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

9. COMMON STOCK (cont’d…)

Stock-based compensation

7,560,000 stock options were granted during the year ended December 31, 2013. The fair value of stock options granted during the year ended December 31, 2013 was $1,421,371 (December 31, 2012 - $1,124,930; December 31, 2011 - $944,319). Stock-based compensation recognized during the year ended December 31, 2013 was $1,422,297 (December 31, 2012 - $1,207,878; December 31, 2011 - $991,161) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Cumulative to December 31, 2013
Exploration	$294,676	$267,452	$146,343	$4,369,529
General and administration	1,127,621	940,426	844,818	19,806,528
	$1,422,297	$1,207,878	$991,161	$24,176,057

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	December 31, 2013	December 31, 2012	December 31, 2011

Risk-free interest rate	1.30%	1.13%	2.06%
Expected life of options (years)	4.3	4.9	4.2
Annualized volatility	75%	73%	74%
Dividend rate	0.00%	0.00%	0.00%

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

10. SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31, 2013	December 31, 2012

Identifiable assets
USA	$49,405,542	$58,094,222
Canada	45,822,245	3,953,053
Australia	1,642,736	1,487,117
Mongolia	504,408	613,723
Other	20,174	25,415
	$97,395,105	$64,173,530

11. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

Loss for the year	$(13,484,781)	$(14,866,359)	$(21,969,902)
Statutory rate	25.75%	25.00%	26.50%
Expected income tax recovery	(3,472,331)	(3,716,590)	(5,822,024)
Difference in foreign tax rates and enacted tax rates	(366,039)	(577,544)	(1,152,540)
Change in valuation allowance	1,611,239	4,353,383	2,014,763
Withholding taxes	243,186	-	152,190
Total income tax expense (recovery)	$(2,062,756)	$329,770	$(4,829,694)

Current income tax expense	319,112	-	152,190
Deferred income tax expense (recovery)	(2,381,868)	329,770	(4,981,884)
Total income taxes	$(2,062,756)	$329,770	$(4,829,694)

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

11. INCOME TAXES (cont’d...)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012

Deferred income tax assets:
Non-capital loss carry forward	$20,423,498	$18,940,044
Resource expenditures	9,278,934	9,116,317
Equipment	144,776	127,684
Share issue and legal costs	149,596	248,806
Other	349,379	317,704
	30,346,183	28,750,555
Valuation allowance	(23,973,665)	(22,362,426)
Net deferred income tax assets	$6,372,518	$6,388,129

Deferred income tax liabilities:
Mineral property interests	$(13,713,034)	$(16,110,513)
Net deferred income tax liabilities	$(13,713,034)	$(16,110,513)

Net deferred income tax liabilities	$(7,340,516)	$(9,722,384)

The Company has available for deduction against future taxable income non-capital losses of approximately $34,720,000 (2012: $30,380,000) in Canada, $710,000 (2012: $690,000) in China, $7,770,000 (2012: $8,860,000) in Mongolia, $26,270,000 (2012: $25,470,000) in the United States of America, $580,000 (2012: $580,000) in Australia and $580,000 (2012: $300,000) in Peru. These losses, if not utilized, will expire through 2033. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. The Company has recognized $6,372,518 of deferred tax benefits arising as a result of these losses, resource expenditures, equipment, share issue and legal costs in these financial statements.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of December 31, 2013, there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company’s Canadian income tax returns from 2007 to 2013 are open. For other foreign jurisdictions, including Mongolia and the U.S., all years remain open.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

12. FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2013, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $46,701,216.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Year Ended December 31, 2013	Year Ended December 31, 2012		Year Ended December 31, 2011

Accumulated OCI, beginning of period:
Currency translation adjustment	$3,253,019	$1,901,351		$3,002,717
Available for sale of securities	-	-		2,747,997
	$3,253,019	$1,901,351		$5,750,714

Other comprehensive income (loss) for the period:
Currency translation adjustments	$(2,787,404)	$1,351,668	$	$ (1,101,366)
Unrealized gain on available for sale investments	-	-		715,428
Release of OCI on available for sale investments	-	-		(3,463,425)
	$(2,787,404)	$1,351,668		$(3,849,363)

Accumulated OCI, end of period:
Currency translation adjustment	$465,615	$3,253,019		$1,901,351
	$465,615	$3,253,019		$1,901,351

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(Expressed in United States dollars)

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the year ended December 31, 2013. The significant non-cash transaction for the years ended December 31, 2012 and December 31, 2011 consisted of the following items:

•
issuance of 540,000 common shares (December 31, 2011 - 752,500) in payment of mineral property acquisitions valued at $378,776 (December 31, 2011 - $1,721,110) which have been capitalized as mineral property interests.

•	funding by OTLLC of the Company’s investment requirements for the Entrée-OTLLC Joint Venture of $1,012,156 (December 31, 2011 - $2,397,085).

15. COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2014	$296,734
2015	210,508
2016	211,165
2017	87,985
$806,392

The Company incurred lease expense of $393,707 (December 31, 2012 – $398,266; December 31, 2011 - $382,878) for the year ended December 31, 2013.

16. TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2013, the Company paid consulting fees of $1,167 (December 31, 2012 - $Nil) to an immediate family member of an executive officer of the Company. The transaction was in the normal course of operations and was measured at the exchange amount, which represented the amount of consideration established and agreed to by the related party. All services under the agreement have been provided. On June 13, 2011, the Company sold its 100% interest in the Rainbow Canyon property to Acrex Ventures Ltd. (“Acrex”), for $125,000 and a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $1 million. At the date of the transaction, Acrex was related to the Company by way of a common director.

17. SUBSEQUENT EVENTS

Subsequent to December 31, 2013, 50,000 stock options with an exercise price of C$1.27 and 1,289,000 stock options with an exercise price of C$1.32 expired.

Item 19. Exhibits

Exhibit Number	Name

1.1	Certificate of Incorporation July 19, 1995 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.2	Memorandum of Incorporation dated July 13, 1995 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.3	Articles of Incorporation dated July 13, 1995 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.4	Form 19 - Special Resolution filed November 5, 1997 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.5	Form 19 - Special Resolution filed February 5, 2001 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.6	Certificate of Name Change dated February 5, 2001 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.7	Form 19 - Special Resolution filed October 9, 2002 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.8	Certificate of Name Change dated October 9, 2002 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.9	Letter regarding continuation to Yukon Territory (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.10	Certificate of Continuance (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.11	Articles of Continuance (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.12	Bylaw No. 1 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.13	Certificate of Amendment dated June 16, 2004 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
4.1
Equity Participation and Earn-In Agreement dated October 15, 2004 between Entrée Gold Inc. and Ivanhoe Mines Ltd. (incorporated by reference from our Registration Statement on Form 10-SB/A filed with the SEC on December 10, 2004 (SEC File No.: 0-50982))

4.2	Amendment to Equity Participation and Earn-In Agreement dated November, 2004 Entrée Gold Inc. and Ivanhoe Mines Ltd.
4.3	Equity Participation and Funding Agreement dated February 14, 2013 Entrée Gold Inc. and Sandstorm Gold Ltd.

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

99.1	Consent of Davidson & Company LLP, Chartered Accountants
99.2	Consent of AGP Mining Consultants Inc.
99.3	Consent of Bernie Peters
99.4	Consent of QGeoscience Pty Ltd
99.5	Consent of Scott Jackson
99.6	Consent of Robert Cann

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this annual report on its behalf.

Entrée Gold Inc.

By:	/s/ Gregory Crowe
Name:	Gregory Crowe
Title:	President & Chief Executive Officer
Date:	March 27, 2014