Form 20-F/A
period 2013-12-31
ENTREE GOLD INC
filed 2014-03-28
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A (Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                      Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐         No☒

EXPLANATORY NOTE

We are filing this amendment of Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the period ended December 31, 2013, filed with the SEC on March 28, 2014, to furnish Exhibit 101 to the Form 20-F. Exhibit 101 to this report provides the consolidated condensed financial statements and related notes from the Form 20-F in XBRL (eXtensible Business Reporting Language).

No other changes have been made to the Form 20-F. This Amendment does not modify, amend or update in any way any of the financial or other information contained in the original filing and has not been updated to reflect events occurring subsequent to the filing of the original Form 20-F.

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