Form 20-F
period 2014-12-31
ENTREE GOLD INC
filed 2015-03-31
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2014
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2014, 146,984,385 common shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

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
Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐                                                      Accelerated filer ☐                                Non-accelerated filer ☒

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒                       International Financial Reporting Standards as issued ☐         Other ☐
              by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                      Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "Entrée" or "Entrée Gold" refers to Entrée Gold Inc. and its consolidated subsidiaries, as applicable.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act").  The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3.

CURRENCY

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "Cdn $" or "C$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "$" are to the lawful currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward looking information" and "forward-looking statements" (together, "forward-looking statements") within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the future prices of copper, gold, molybdenum and silver;
•	the estimation of mineral reserves and resources;
•	the realization of mineral reserve and resource estimates;
•	anticipated future production, cash flows and mine life;
•	the initiation of a prefeasibility study on the Ann Mason deposit;
•	the preparation and release of an updated resource estimate and updated PEA for the Ann Mason deposit;
•	the potential development of the Ann Mason Project;
•	the potential impact of future exploration results on Ann Mason mine design and economics;
•	anticipated capital and operating costs;
•	the potential funding and development of the Oyu Tolgoi underground mine;
•	the examination of alternative production scenarios and associated expansion options identified in OTFS14;
•	the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine;
•
discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Joint Venture Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements;

•	potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Joint Venture Property;

•	the potential for Entrée to be included in or otherwise receive the benefits of the Investment Agreement or another similar agreement;
•	the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits;
•	the potential impact of amendments and proposed amendments to the laws of Mongolia;
•	potential size of a mineralized zone;
•	potential expansion of mineralization;
•	potential discovery of new mineralized zones;
•	potential types of mining operations;
•	government regulation of exploration and mining operations;
•	the potential application of the Government of Mongolia’s Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences;
•	potential metallurgical recoveries and grades;
•	plans for future exploration and development programs and budgets;
•	permitting time lines;
•	anticipated business activities;
•	corporate strategies;
•	requirements for additional capital;
•	uses of funds;
•	proposed acquisitions and dispositions of assets;
•	future financial performance;
•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks that the Company could be deemed a passive foreign investment company ("PFIC"), which could have negative consequences for U.S. investors;
•	risks related to differences in United States and Canadian reporting of reserves and resources;
•	risks related to the potential inability of U.S. investors to enforce civil liabilities against the Company or its directors, controlling persons and officers; and
•	risks related to the Company being a foreign private issuer under U.S securities laws.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading "Item 3. Key Information – D. Risk Factors" below in this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company qualifies all the forward-looking statements contained in this Annual Report by the foregoing cautionary statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

As used in this Annual Report, the terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the U.S. Securities and Exchange Commission’s ("SEC") Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended ("U.S. Securities Act"). Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

International Financial Reporting Standards

The Company is a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under current regulations.  In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators ("CSA") confirmed that domestic issuers were required to transition to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 – Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB which confirmed that domestic issuers that are also SEC registrants are able to continue to use U.S. GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011 and has elected to continue using U.S. GAAP.

The annual audited consolidated financial statements contained in this Annual Report on Form 20-F are reported in United States dollars, unless otherwise specified. All references to "common shares" mean common shares in the capital stock of the Company.  See "Exchange Rate" below.

Non-U.S. GAAP Performance Measurement

"Cash Costs" is a non-U.S. GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

Glossary of Mining Terms

alteration
A change in the minerals or chemistry of a rock as a result of chemical reactions with hydrothermal fluids. Alteration zones are areas of altered rock that commonly surround hydrothermal mineral deposits.

anomaly	A departure from the norm which may indicate the presence of mineralization in the underlying bedrock. Common anomalies encountered during mineral exploration are: IP, magnetic, and geochemical.
assay	The chemical analysis of an ore, mineral or concentrate of metal to determine the precise quantity of specific metals or elements.
block caving	A method of mining in which large blocks of ore are undercut by tunnels and caverns, causing the ore to break or cave under its own weight.
chip sample	A sample of rock collected by chipping rock fragments continuously along a width of rock exposure in order to collect an equal volume of rock along the length of the sample.
claim	An area of ground in which the mineral rights have been acquired; also called a tenement, exploration licence or exploration concession.
concentrate	Finely ground product of the milling process containing a high percentage of the valuable metal(s). This product is generally sent to smelters for further processing and refining.
CuEq	A copper equivalent is the grade of one commodity converted to the equivalent grade of copper using metal prices and adjusted for mill recovery rates.
cut-off grade	The lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.
deposit	A mineral occurrence of sufficient size and grade that it might, under favorable circumstances, be considered to have economic potential.
diamond drilling	A method of rotary drilling in rock, usually for exploratory purposes, using hollow diamond-crowned bits to obtain core for examination. Provides material for assays and for geological observation.
drill core	A long, continuous cylindrical sample of rock brought to surface by diamond drilling.
fault	A fracture in rock along which the adjacent rock units are relatively displaced.
feasibility study (FS)
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a prefeasibility study.

flotation
A milling process by which some mineral particles are induced to become attached to bubbles of froth and to float, and others to sink, so that the valuable minerals are concentrated and separated from those minerals without value.

grade	The relative quantity or the percentage of ore-mineral or metal content in an ore body.
gravity
A method of ground geophysical surveying that measures the gravitational field at a series of different locations. This data determines the different densities of the underlying rock and can show anomalous density or mass deficits that can be used to define targets of interest.

heap leach
A process used for the recovery of oxidized copper or gold from weathered low-grade ore. Crushed mineralized material is "heaped" on impervious pads and leached by the percolation of a leach liquid trickling through the beds and dissolving the metal. The metals are recovered from the solution by conventional methods (see "solvent extraction/electrowinning").

Indicated mineral resource
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
Inferred mineral resource
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
Measured mineral resource
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

metallurgy	The science that deals with procedures used in extracting metals from their ores, purifying and alloying metals, and creating useful objects from metals.
mineral reserve
A mineral reserve is the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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

NI 43-101
National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the CSA establishes the standards for disclosure of scientific and technical information regarding mineral projects that is intended to be, or reasonably likely to be, made available to the Canadian public.

NSR royalty	The percentage of net smelter returns that the mine is obligated to pay to the royalty holder.

open pit mining
A form of mining designed to extract minerals that lie near the surface. Waste, or overburden is first removed and the mineral-bearing rock is broken, removed and processed to remove the valuable metal. (Similar terms: opencast mining, open cut mining).

ore	The naturally occurring material from which a mineral or minerals of economic value can be extracted at a reasonable profit. Also, the mineral(s) thus extracted.
oxidation	A chemical reaction caused by exposure to oxygen which results in a change in the chemical composition of a mineral.
oxidized or oxide minerals	Oxide- and carbonate-based minerals formed by the weathering of sulphide minerals. Examples include: malachite, turquoise and chrysocolla.
porphyry	An igneous rock of any composition that contains conspicuous, large mineral crystals in a fine-grained groundmass; a porphyritic igneous rock.
porphyry copper deposit
A large mineral deposit, typically within porphyry rocks, that contains disseminated copper sulphide and other minerals. Such deposits are mined in bulk on a large scale, generally in open pits, for copper and possibly by-product molybdenum, gold and silver.

prefeasibility study
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a QP, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

preliminary economic assessment (PEA)	A study, other than a prefeasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.
Probable mineral reserve
The economically mineable part of an Indicated and, in some circumstances, a Measured mineral resource demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
The economically mineable part of a Measured mineral resource demonstrated by at least a prefeasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person (QP)
An individual defined under NI 43-101 who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

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
solvent extraction/electrowinning (SX/EW)
A process to recover metallic copper from acidic heap leach solutions (see "heap leach") by selectively collecting the copper with an organic solvent.  Copper is then removed from the organic solution into an electrolytic solution and then metallic (anode) copper produced by applying an electric current across the solution. The heap leach and SX/EW process is generally lower cost than conventional treatment of sulphide ores and can treat lower grades.

strip ratio	The ratio of waste rock that must be removed for every tonne of ore that is mined in an open pit.
stripping	The removal of earth or non-ore rock materials as required to gain access to the desired ore or mineral materials; the process of removing overburden or waste material in a surface mining operation.
sulphide mineralization	Compounds of sulphur with other metallic elements. Common copper examples are chalcopyrite and bornite.
tailings	The fine, sandy material without valuable metals remaining after the treatment of ground ore resulting in the removal of the valuable metals and production of concentrate (see "concentrate").

trench	In geological exploration, a narrow, shallow ditch cut across a mineral showing or deposit to obtain samples or to observe rock character.
underground mining
Extraction of ores, rocks and minerals from below the surface of the ground. Generally access to the underground mine workings is through an adit (sub-horizontal entrance in the side of a hill), down a sub-vertical mine shaft or through some other tunnel configuration. Generally higher cost than open pit mining.

vug	A small cavity in a rock, usually lined with crystals of a different mineral composition than the enclosing rock.

Units of Measure

billion	B
billion tonnes	Bt
cubic metre	m3
degree	°
degrees Celsius	°C
dollar (U.S.)	$
dry metric tons	dmt

gram	g
grams per tonne	g/t
greater than	>
hectare (10,000 m2)	ha
kilo troy ounces	koz
kilogram	kg

kilometre	km
kilometres per hour	km/hr

kilovolt	kV
kilowatt hour	kWh
kilowatt hours per tonne (metric)	kWh/t
less than	<
litre	L
litres per second	L/s
litres per tonne	L/t
megawatts	MW

metre	m
metres above sea level	masl
metres per second	m/s
microns	µm

millimetre	mm
million	M
million pounds	Mlb
million ounces	Moz
million tonnes	Mt
minute (geographic coordinate)	'
ounce	oz
parts per million	ppm
per	/

per annum (year)	/a

per day	/d

percent	%
pound(s)	lb
second (geographic coordinate)	"
square centimetre	cm2
square kilometre	km2
square metre	m2
three dimensional	3D
tonne (1,000 kg)	t
tonnes per cubic metre	t/m3
tonnes per day	tpd
tonnes per year	t/a

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

The selected financial data and the information in the following table of the Company as at December 31, 2014, 2013, 2012, 2011 and 2010 and for the years then ended was derived from the audited consolidated financial statements of the Company, audited by Davidson & Company LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report.

The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled "Item 3. Key Information – D. Risk Factors" and "Item 5 — Operating and Financial Review and Prospects".

The table below sets forth selected consolidated financial data under U.S. GAAP. The information has been derived from our annual audited consolidated financial statements set forth in "Item 18 — Financial Statements".

In this Annual Report all dollars are expressed in United States dollars unless otherwise stated.

	2014	2013	2012	2011	2010
Exploration	$9,018,994	$5,808,316	$7,966,902	$17,532,831	$11,800,772
General and administrative	3,936,413	5,510,641	4,295,800	4,921,284	5,374,339
Consultancy and advisory fees	830,623	1,941,130	-	-	-
Impairment of mineral property interests	552,095	437,732	486,746	531,005	-
Interest expense	264,869	260,453	229,359	151,952	44,103
Stock-based compensation	251,390	1,422,297	1,207,878	991,161	2,897,845
Loss from equity investee	107,907	146,051	1,012,156	2,397,085	985,441
Depreciation	65,517	102,941	150,654	196,221	203,086
Fair value adjustment of asset backed commercial papers	-	(147,564)	-	-	-
Gain on sale of investments	-	-	-	(3,326,275)	-
Gain on sale of mineral property interest	(28,096)	(451,892)	(104,914)	(1,574,523)	-
Current income tax expense (recovery)	(123,255)	319,112	-	152,190	-
Interest income	(295,023)	(431,596)	(190,449)	(342,343)	(287,536)

Foreign exchange loss (gain)	(1,978,854)	(1,113,728)	(187,773)	491,504	(403,230)
Deferred income tax (recovery) expense	(3,933,392)	(2,381,868)	329,770	(4,981,884)	(545,412)
Net loss for the year	8,669,188	11,422,025	15,196,129	17,140,208	20,069,408
Net loss per share, basic and diluted	(0.06)	(0.08)	(0.12)	(0.15)	(0.19)
Total assets	79,690,498	97,395,105	64,173,530	74,589,810	81,359,098
Total long term liabilities	44,269,904	50,956,860	15,286,041	13,720,492	16,158,190
Working capital(1)	32,603,711	46,394,496	4,699,256	19,004,136	21,268,201
Weighted average number of common shares outstanding	146,883,700	143,847,888	128,650,791	115,978,815	105,814,724

(1)	Working capital is defined as Current Assets less Current Liabilities.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in our annual audited consolidated financial statements set forth in "Item 18 — Financial Statements", however, accounting policies require the application of management’s judgment in respect of the following relevant matters:

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

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, the recoverability of deferred tax assets, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgments used in determining the income tax expense.

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

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements for the year ended December 31, 2014. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with U.S. GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred.

Actual results may differ materially from those estimates based on these assumptions.

Recent Changes in Accounting Policy and Disclosures

In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation". This ASU does the following, among other things: (1) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders’ equity; (2) eliminates the need to label the financial statements as those of a development stage entity; (3) eliminates the need to disclose a description of the development stage activities in which the entity is engaged; and (4) amends FASB ASC 275, "Risks and Uncertainties", to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and early adopted for the period beginning on April 1, 2014.

A detailed summary of all of the Company’s significant accounting policies, changes in accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2014.

Exchange Rates

The following table sets out the average exchange rates for one United States dollar expressed in terms of Canadian dollars (based on the average of the exchange rates on the last day of each month) in each of the years 2010 to 2014, and the high, low, and end of period rate for each of those years.

	2014	2013	2012	2011	2010
High for period	1.1643	1.0697	1.0418	1.0604	1.0778
Low for period	1.0614	0.9839	0.9710	0.9449	0.9946
End of period	1.1601	1.0636	0.9949	1.0170	0.9946
Average for period	1.1045	1.0299	0.9996	0.9891	1.0299

The following table sets out the high and low exchange rates for one United States dollar expressed in terms of Canadian dollars in each of the months September 2014 to February 2015.

	September	October	November	December	January	February
	2014	2014	2014	2014	2015	2015
High	1.1208	1.1289	1.1427	1.1643	1.2717	1.2635
Low	1.0863	1.1136	1.1236	1.1344	1.1728	1.2403

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on March 27, 2015 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = C$1.2580.

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

The significant properties in which the Company has an interest are all currently at the exploration or development stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

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

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No. 57 dated July 16, 2009 of the State Great Khural. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement.  In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée’s interest in the Joint Venture Property, or the royalty rates applicable to Entrée’s share of the Joint Venture Property mineralization. No agreements have been finalized.

If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.  Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée-OTLLC Joint Venture or Entrée’s interest in the Joint Venture Property; and filing legal proceedings against Entrée.

Entrée is subject to legal and political risk in Mongolia.

Entrée’s interest in the Joint Venture Property and Shivee West are not covered by the Investment Agreement.  Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented.  There can be no assurance that Entrée’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body.  In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Entrée’s assets, including its or OTLLC’s ability to access power, transport and sell products and access construction labour, supplies and materials. The political, social and economic environment in Mongolia presents a number of serious risks, including:  uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labor and economic developments, instability and unrest; corruption, requests for improper payments or other corrupt practices; and significant or abrupt changes in the applicable regulatory or legal climate.  In addition, there can be no assurance that neighboring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Oyu Tolgoi project or Shivee West, including the ability to access power, transport and sell product and access labor, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée’s original investment or to compensate for the loss of the current value of its interest in the Lookout Hill property.  Entrée’s interest in the Lookout Hill property may be affected in varying degrees by, among other things, government regulations with respect to restrictions on foreign ownership, state ownership of Strategic Deposits, royalties, production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation, mine safety and annual fees to maintain mining licences in good standing.  The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation.  There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs.  There may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its interest in the Lookout Hill property, or the underlying legislation upon which that interest is based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée’s rights and obligations.  Mongolian institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context.  Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable.  In addition, Entrée’s licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia.  Legal redress for such actions, if available, is uncertain and can often involve significant delays.

Entrée is not presently a party to the Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement.

Entrée is not presently a party to the Investment Agreement.  Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable.  If Entrée is not entitled to all of the benefits of the Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011.  The rates of the surtax royalty vary from 1% to 5% for minerals other than copper.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

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

In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay.  The new law replaces two previous laws, including SEFIL.  The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the 2014 Amendments to the Minerals Law.  In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.

On February 18, 2015, the Mongolian Parliament adopted the 2015 Amendment, which purports to allow a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government.  The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5 percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general.  If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests.  It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the new Investment Law, State Minerals Policy, 2014 Amendments or 2015 Amendment are implemented or interpreted in a manner that is not favorable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favorable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

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

Entrée may experience difficulties with its joint venture partners; Rio Tinto controls the development of the Oyu Tolgoi project, including the Joint Venture Property.

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

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Joint Venture Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée-OTLLC Joint Venture.  Rio Tinto, which beneficially owns 20.7% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC.  Under the Heads of Agreement and MOA, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property; and prepares all programs and budgets for approval by the OTLLC board.  The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company’s other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company’s other shareholders.

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

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions.  Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.  Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

Entrée may be subject to risks inherent in legal proceedings.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit.  The nature and results of any such proceedings cannot be predicted with certainty.  Any potential future claims and proceedings are likely to be of a material nature.  In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty.  The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects.  In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favorably, or obtain enforcement of any favorable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

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

While the Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated, which may make the application of Resolution 140 and Resolution 175 to the Joint Venture Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée’s business.

Mining operations and exploration activities are subject to extensive laws and regulations.  These relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

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

Risks Associated With The Development of the Oyu Tolgoi Project

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

On August 12, 2013, development of the Oyu Tolgoi underground mine, including Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, was suspended until outstanding OTLLC shareholder issues could be resolved. The parties were unable to reach agreement on outstanding shareholder issues and close project financing prior to the March 31, 2014 expiry of the commitment letters that Rio Tinto signed with 15 global banks. On May 12, 2014, Turquoise Hill announced that 14 of the 15 global banks participating in the Oyu Tolgoi project financing had agreed to extend their commitment letters to September 30, 2014. On September 22, 2014, Turquoise Hill announced that the OTFS14 had been finalized and presented to the board of directors of OTLLC. On October 2, 2014, Turquoise Hill announced that while the extended expiry date for the commitment letters of September 30, 2014 had passed and there is ongoing engagement with the lenders, no requests have been made to further extend the lender commitments. Turquoise Hill further stated that underground development remains subject to: (1) successful resolution of remaining OTLLC shareholder issues, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the OTFS14 by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the Oyu Tolgoi mine’s operations and development. There can be no assurance that outstanding shareholder matters will be resolved in a satisfactory manner, and given that the commitments from the commercial bank consortium forming part of the proposed project financing lender group formally expired on September 30, 2014 and have not yet been renewed, there can be no assurance that Oyu Tolgoi project financing will be available within the time frame required to permit development of the underground mine within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi project financing will be obtained or that, even if all such required approvals are obtained, Oyu Tolgoi project financing will be available.

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

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project.  These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labor, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project. Mongolia’s weather varies to the extremes, and such adverse conditions can upset programs with resultant additional costs and delays.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production.  In particular, funding and development of the Oyu Tolgoi project underground mine, including the Hugo North Extension deposit and the Heruga deposit, has been delayed until matters with the Mongolian government can be resolved and a new timetable agreed.  Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

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

The Investment Agreement commits OTLLC to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Despite Turquoise Hill and Rio Tinto’s best efforts, such an obligation is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Investment Agreement.

Risks Associated With the Funding Agreement

In certain circumstances the Company may be required to return a portion of the Deposit to Sandstorm.

In the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement with Sandstorm, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

Certain events outside of Entrée’s control may be an event of default under the Funding Agreement.

If an event of default occurs under the Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover.  Some potential events of default may be outside of Entrée’s control, including a partial or full expropriation of Entrée’s economic interest, contractually or otherwise, in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement.  If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

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

Entrée expects to derive revenues, if any, from the extraction and sale of base and precious metals such as copper, gold, silver and molybdenum. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including the performance of Asia’s economies.  Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

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

Entrée has interests in properties that are not in commercial production. There is no assurance that the existence of any mineral reserves will be established on any of the exploration properties in commercially exploitable quantities.

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

Development of a mineral property is contingent upon obtaining satisfactory exploration results.  Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.  There is no assurance that commercial quantities of ore will be discovered on any of the exploration properties in which Entrée has an interest.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production.  The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection.  Most of the above factors are beyond the control of Entrée.

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

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs.  If required permits cannot be obtained or maintained, Entrée or its joint venture partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée’s business could fail.

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

There can be no assurance that the interest held by Entrée in resource properties is free from defects.

While Entrée has investigated title to its mining licences and property claims, Entrée’s title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.

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

Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has never had any revenues from its operations.  In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties.  Entrée anticipates that it will continue to incur operating costs without realizing any revenues until such time as the Joint Venture Property is brought into production.  Entrée expects to continue to incur significant losses into the foreseeable future.  Entrée recognizes that if it is unable to generate significant revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations.  Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

The fact that Entrée has not earned any operating revenues since its incorporation may impact its ability to explore certain of its mineral properties or require that exploration be scaled back.

Entrée has not generated any revenue from operations since its incorporation.  Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée-OTLLC Joint Venture or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at December 31, 2014, Entrée had working capital of approximately $32.6 million.  Entrée’s average monthly operating expenses in 2014 were approximately $1.1 million, including exploration, general and administrative expenses and investor relations expenses.  Entrée has a carried interest on all exploration activity carried out on the Joint Venture Property and, due to the nature of Entrée’s other mineral property interests, Entrée has the ability to alter its exploration expenditures and, to a lesser extent, its general and administrative expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities.

Recent global financial conditions may adversely impact operations and the value and price of the Company’s common shares.

Recent global financial and market conditions have been subject to increased volatility.  This increased volatility may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favorable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Company’s common shares could be adversely affected.

As a result of their existing shareholdings and OTLLC’s right of first refusal, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée’s business and affairs.

Rio Tinto’s beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets.  In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Joint Venture Property.  OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture.  The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favor of a third party that otherwise could result in a premium in the market price of the Company’s common shares in the future.

The Company’s Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

The Company’s Articles contain provisions requiring the Company to indemnify Entrée’s officers and directors against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined.  The Company also has indemnity agreements in place with its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter the Company’s shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company’s shareholders.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per common share if the Company issues stock options or if the Company issues additional common shares to finance its operations.

Entrée has never generated revenue from operations, and it is currently without a source of revenue.  The Company will most likely be required to issue additional common shares to finance Entrée’s operations and, depending on the outcome of the exploration programs, may issue additional common shares to finance additional exploration programs on any or all of Entrée’s properties or to acquire additional properties.

The Company may also in the future grant to some or all of Entrée’s directors, officers, consultants, and employees additional options to purchase common shares as non-cash incentives to those persons.  Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company’s Stock Option Plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional common shares will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional common shares, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per common share depending on the price at which such securities are sold.  As at December 31, 2014 Entrée had outstanding options exercisable into 13,779,000 common shares which, if exercised as at March 30, 2015 would represent approximately 8.57% of its issued and outstanding common shares.  If all of these options are exercised and the underlying common shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Company’s common shares.

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

Conflicts of Interest.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.

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

Fluctuations in Currency Exchange Rates.

Fluctuations in Canadian and United States currency exchange rates may significantly impact Entrée’s financial position and results.

The Company is subject to anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act.

The Company is subject to the U.S. Foreign Corrupt Practices Act and other similar legislation, such as Canada’s Corruption of Foreign Officials Act (collectively, "Anti-Corruption Legislation"), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.  Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls.  Entrée’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control.  Entrée prohibits these practices by its employees and agents.  However, Entrée’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible.  Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and the price of the Company’s common shares.

The Company believes that it was a passive foreign investment company during 2014, which may have a material effect on U.S. holders.

The Company believes it was a PFIC during the year ended December 31, 2014 and may be a PFIC for subsequent tax years, which may have a material effect on U.S. Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a qualified electing fund under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code.    Additional adverse rules would apply to U.S. Holders for any year the Company is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF election.   Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.

It may be difficult to enforce judgments or bring actions outside the United States against the Company and certain of its directors.

The Company is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States.  A substantial part of the assets of several of these persons are located outside the United States.  As a result, it may be difficult or impossible for an investor:  to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators ("NI 52-109"), and the continued listing standards of the NYSE MKT and the TSX. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s common shares. Any failure to comply with the continued listing standards of the NYSE MKT or the TSX, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings.  Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company’s common shares to decrease.

Differences in United States and Canadian reporting of reserves and resources.

The disclosure in this Annual Report, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the Measured mineral resources, Indicated mineral resources, or Inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility, prefeasibility studies or other economic studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an Inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Further, the terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

As a "foreign private issuer", the Company is exempt from Section 14 proxy rules and Section 16 of the U.S. Exchange Act.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

Item 4. Information on the Company

A.	History and Development of the Company

Entrée is an exploration stage company that also has an interest in two advanced projects.  Entrée is engaged in the exploration of mineral resource properties located in the United States, Mongolia, Peru and Australia.  The Company’s executive office is located at:

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

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name "Timpete Mining Corporation".  On February 5, 2001, the Company changed its name to "Entrée Resources Inc.".  On October 9, 2002 the Company changed its name from "Entrée Resources Inc." to "Entrée Gold Inc." and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia) (the "BCBCA").

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

At the Company’s Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company’s Articles by the addition of advance notice provisions as Part 14B (the "Advance Notice Provisions").  The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company.  Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Company’s board of directors (the "Board") may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.

The Company’s common shares traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange ("TSX") under the symbol "ETG".  The Company’s common shares also trade on NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA".

Intercorporate Relationships

We conduct our business and own our property interests through the 11 subsidiaries set out in our organizational chart below.  All of our subsidiaries are 100% owned.

*The remaining 0.01% is held by Entrée Resources International Ltd.

**M.I.M. (U.S.A.) Inc. and Entrée Gold (US) Inc. hold the Ann Mason Project lode claims in Nevada, United States.  For details regarding Entrée’s interest in the Ann Mason Project, see "Item C. Property, Plants and Equipment – United States – Ann Mason Project" below.

***Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia.  A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC.  Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd., and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).  See "B. Business Overview" below.

General Development of the Business

Entrée is an exploration stage resource company engaged in exploring and developing mineral resource properties.  We have interests in exploration and advanced properties in the United States, Mongolia Australia and Peru.  Our two principal assets are our Ann Mason copper-molybdenum project in Nevada (the "Ann Mason Project") and our interest in the Lookout Hill property in Mongolia.

The Ann Mason Project includes the Ann Mason copper-molybdenum deposit and the Blue Hill copper deposit, which host Indicated (Ann Mason) and Inferred mineral resources.  The Company reported the results of the Ann Mason deposit PEA on October 24, 2012.

The Lookout Hill property includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  The resources at Hugo North Extension include a Probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation.  Lift 1 is scheduled to generate first development production in 2020, although underground development at Oyu Tolgoi is currently halted.  A second lift ("Lift 2") for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

If, from time to time, Entrée becomes aware of properties that are complementary to its existing projects, particularly large tonnage base and precious metal targets (or smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems), it may negotiate and enter into agreements to acquire them.  The commodities that Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Three Year History

Over the last three completed financial years, Entrée continued to acquire key claims within and contiguous to the boundaries of its Ann Mason Project in the Yerington copper camp, Nevada.  In August 2014, Entrée commenced prefeasibility drilling at its Ann Mason Project. The infill drill program was completed at the end of January 2015, and comprised 40 holes and a total of approximately 19,265 metres of combined RC pre-collars and core.  The work is designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of mainly Measured and Indicated categories.  Over the last three completed financial years, Entrée has also engaged in discussions with Oyu Tolgoi stakeholders regarding issues arising from Entrée’s exclusion from the 2009 Oyu Tolgoi Investment Agreement.

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

January 2012 – September 2014	Through a combination of staking and purchase agreements, Entrée acquires additional key ground within and contiguous to the boundaries of the Ann Mason Project.
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

April 2012
Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited sign a Memorandum of Understanding which establishes Rio Tinto International Holdings Limited’s support for a series of funding measures expected to cover all projected capital requirements for the Oyu Tolgoi project for the next 4-5 years.  Rio Tinto International Holdings Limited also assumes responsibility for the management of all exploration work on the Lookout Hill joint venture property.

Entrée mobilizes a field crew to Mongolia to focus on geological mapping, excavator trenching and sampling in the Zone III, Argo Zone and Khoyor Mod areas.
June 2012	Turquoise Hill Resources Ltd. announces that phase 1 construction of the Oyu Tolgoi project is 90% complete and that first development ore has been delivered to the crusher.
Mr. Gorden Glenn joins the Board. Mr. Glenn has over 20 years of mining exploration and investment banking experience.
October 2012	The Company announces the results of its PEA on the Ann Mason deposit, which will assist Entrée in advancing the Ann Mason Project towards development.
The Company announces the first resource estimate for the Blue Hill copper deposit, located 1.5 kilometres northwest of the Ann Mason deposit.
November 2012
Oyu Tolgoi LLC announces that a power supply deal for the Oyu Tolgoi project has been finalized.  This allows Oyu Tolgoi LLC to complete commissioning of the ore-processing equipment on December 27, 2012, leading to the first production of copper-gold concentrate from Oyu Tolgoi LLC’s Southern Oyu open pits.  Phase 1 construction is essentially complete.

January 2013
First ore from the first phase of the Oyu Tolgoi project (Oyu Tolgoi LLC’s Southern Oyu open pits) is processed through the concentrator, followed shortly by production of the first copper-gold concentrate.

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

April 2013
Entrée initiates a combined RC and core drilling program at its Ann Mason Project in Nevada, to test for extensions of mineralization, and to potentially extend the mineralization within the current Ann Mason pit design and reduce the waste-to-mineralization strip ratio.

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

August 2013	Development of the Oyu Tolgoi underground is suspended pending the resolution of outstanding Oyu Tolgoi LLC shareholder issues.
September 2013	The Company announces the results for its combined core and RC drilling program on the Ann Mason Project in Nevada.
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

June 2014
Turquoise Hill Resources Ltd. reports that Oyu Tolgoi LLC has received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine.  Turquoise Hill Resources Ltd. states that it strongly disagrees with the claims and advises that shareholder issues, including tax claims, must be resolved before further investment in the underground can proceed.

July 2014
Entrée commences prefeasibility drilling at its Ann Mason Project in Nevada.  The drill program is designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories.

September 2014
Turquoise Hill Resources Ltd. announces that the 2014 Oyu Tolgoi Feasibility Study has been finalized and presented to the board of directors of Oyu Tolgoi LLC.  The 2014 Oyu Tolgoi Feasibility Study updates the reserve case reported in Entrée’s March 2013 technical report.  The 2014 Oyu Tolgoi Feasibility Study also discusses several alternative production cases that would include Indicated and Inferred resources at Hugo North Extension and Inferred resources at Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day.  The 2014 Oyu Tolgoi Feasibility Study requires approval of Oyu Tolgoi LLC shareholders and the Mongolian Minerals Council.

The lender commitments for project financing for the Oyu Tolgoi mine expire.
November 2014	Entrée reports on changes and impacts specific to the Entrée-Oyu Tolgoi LLC joint venture resulting from the technical report filed by Turquoise Hill Resources Ltd. relating to the Oyu Tolgoi project.

B.	Business Overview

Mineral Exploration Business

Entrée is in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located mineral resources in commercially exploitable quantities and are preparing to extract them are in the development stage, and the properties are referred to as being "advanced".  Companies engaged in the extraction of those mineral resources are in the production stage.  The Company is in the exploration stage, but has an interest in two advanced properties.

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

A mineral resource may be identified and estimated through detailed exploration, drilling and sampling to establish geological and grade continuity followed by a geostatistical analysis of the data.  The results are supported by a technical report prepared in accordance with NI 43-101. A mineral resource company may then choose to have a PEA prepared, based on the mineral resource estimate.

Once exploration is sufficiently advanced, and if the resource estimate is of sufficient quality (i.e. with mineralization classified in the Indicated and/or Measured categories), the next step would be to undertake a prefeasibility study followed by a feasibility study.

Business of Entrée

Entrée’s two principal assets are the Ann Mason copper-molybdenum project in Nevada, and Entrée’s interest in the Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system.

The Ann Mason Project in Nevada includes the 100% owned Ann Mason and Blue Hill deposits, as well as the Blackjack IP, Blackjack Oxide and Roulette targets, and the Minnesota, Shamrock and Ann South copper skarn targets.  A map which shows the Ann Mason Project location and more information about the Ann Mason Project are provided in "Item C. – Property, Plants and Equipment" below.

The Lookout Hill property in Mongolia is comprised of two mining licences: Shivee Tolgoi and Javhlant.  The Shivee Tolgoi and Javhlant mining licences completely surround Oyu Tolgoi LLC’s Oyu Tolgoi mining licence, and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture between Entrée and Oyu Tolgoi LLC (the "Entrée-OTLLC Joint Venture").

A map that illustrates the areas of Lookout Hill more clearly and further details regarding the Lookout Hill property in Mongolia are provided in Figure 1 and in "Item C. – Property, Plants and Equipment" below.

Aside from its two principal assets, Entrée has interests in exploration properties in the United States, Australia and Peru.  See "Item C. – Property, Plants and Equipment" below for more information.

Entrée’s exploration activities are under the supervision of Robert Cann, M.Sc., P.Geo., Entrée's Vice President, Exploration.  Mr. Cann is a QP as defined in NI 43-101. Unless otherwise noted herein, Mr. Cann has approved all scientific and technical information in this Annual Report.

All rock samples from our Mongolian properties have been prepared and analyzed by SGS Mongolia LLC or Actlabs Asia LLC in Ulaanbaatar, Mongolia.  Samples from Nevada have been prepared and analyzed at: Skyline Assayers and Laboratories, in Tucson, Arizona and Sparks, Nevada; at Acme Analytical Laboratories, in Elko and Reno, Nevada and Vancouver, British Columbia; and at ALS Chemex, in Sparks, Nevada and Vancouver, British Columbia.

Turquoise Hill, Rio Tinto and OTLLC

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill Resources Ltd. (together with its wholly-owned subsidiaries, "Turquoise Hill").  Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in a 39,807 hectare portion of the Lookout Hill property comprising the eastern portion of the Shivee Tolgoi, and all of the Javhlant mining licence (the "Joint Venture Property").  Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by it to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC").  OTLLC is also the title holder of the Oyu Tolgoi mining licence located adjacent to, and surrounded by, the Lookout Hill property.

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

Figure 2 - Idealized Profile (Long Section) of Heruga, Southern Oyu and Hugo Dummett Deposits (Section Looking West)

Additional information regarding the Joint Venture Property is discussed under "Item C. – Property, Plants and Equipment" below.

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

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.  The debt financing and repayment provisions limit dilution of Entrée’s interest as the project progresses.  Since formation, and as of December 31, 2014, the Entrée-OTLLC Joint Venture has expended $26.9 million to advance the Joint Venture Property.  As of December 31, 2014, OTLLC has contributed on Entrée’s behalf the required cash participation amount, including interest at prime plus 2%, of $6.4 million, equal to 20% of the $26.9 million incurred to date.

OTLLC is appointed manager under the terms of the Entrée-OTLLC Joint Venture, and as such has certain powers and duties, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences.

At December 31, 2014, Turquoise Hill owned approximately 9.4% of the Company’s issued and outstanding common shares acquired pursuant to the Earn-In Agreement.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto plc (together with its wholly-owned subsidiaries, "Rio Tinto") indirectly took part in a private placement in the Company and became its then largest shareholder.

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill’s issued and outstanding shares.  On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%.  At that time, Rio Tinto was deemed to have acquired beneficial ownership over the common shares of the Company owned by Turquoise Hill.  At December 31, 2014, Rio Tinto directly owned approximately 11.3% of the Company’s issued and outstanding common shares.  When combined with the common shares owned by Turquoise Hill, at December 31, 2014 Rio Tinto beneficially owned approximately 20.7% of the Company’s issued and outstanding common shares.

Execution of Investment Agreement, Heads of Agreement and Memorandum of Agreement

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than five percent (5%) of Mongolia’s gross domestic product in any given year.  Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.  On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement"), which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things.  Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

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

Oyu Tolgoi Development and Funding

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (OTLLC’s Southern Oyu open pits) was essentially complete at the end of 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day. On January 19, 2015, Turquoise Hill announced that Oyu Tolgoi had produced 148,400 tonnes of copper in concentrate and 589,000 ounces of gold in concentrate during 2014 and is expected to produce between 175,000 and 195,000 tonnes of copper in concentrates and 600,000 to 700,000 ounces of gold in concentrates in 2015.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi.  On July 28, 2013, Turquoise Hill announced that it had received notification from the Government of Mongolia that project financing for Oyu Tolgoi would require approval by the Mongolian Parliament, and as a consequence, funding and development of the Oyu Tolgoi underground mine would be delayed until matters with the Mongolian Government could be resolved and a new timetable agreed.  This followed an earlier announcement that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholders’ Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance.  On August 12, 2013, development of the Oyu Tolgoi underground mine was suspended pending the resolution of outstanding OTLLC shareholder issues.  The commitments from the global banks formally expired on September 30, 2014.

On September 22, 2014, Turquoise Hill announced that the 2014 Oyu Tolgoi Feasibility Study ("OTFS14") had been finalized and presented to the board of directors of OTLLC. The OTFS14 contains two production cases – the 2014 Reserve Case and the 2014 Life of Mine (LOM) Case. The OTFS14 is subject to approval by OTLLC’s shareholders and the Mongolian Minerals Council.

On November 10, 2014, Turquoise Hill announced that it continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. The lending group continues to be supportive of Oyu Tolgoi project finance and current indications are that a suitable project financing package would be available upon resolution of the shareholder matters; however this is not guaranteed.  Turquoise Hill further stated that underground development remains subject to: (1) successful resolution of the mine’s shareholder issues; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the OTFS14 by the OTLLC shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

Investment Agreement and the Mongolian Government

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholders’ Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. On August 12, 2013, development of the Oyu Tolgoi underground mine was suspended pending the resolution of outstanding OTLLC shareholder issues.

On June 23, 2014, Turquoise Hill announced that OTLLC had received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine. Turquoise Hill advised that any element of the claim that amounts to a breach of the tax stabilization provisions of the Investment Agreement will trigger the dispute resolution process outlined in the Investment Agreement. On June 25, 2014, Turquoise Hill confirmed that OTLLC has paid all taxes and charges as required under the Investment Agreement. Turquoise Hill has reported that given the nature of the tax assessment and the breaches of the Investment Agreement, two formal dispute resolution processes have been undertaken. First, OTLLC has given formal notice to the Government of Mongolia of a dispute under the Investment Agreement. The Investment Agreement provides that if the parties are unable to reach a resolution during a 60-day negotiation period, the dispute can be referred to international arbitration. Although the notice period has been completed, OTLLC has reserved its rights to commence a formal international arbitration proceeding. Secondly, OTLLC appealed the assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia. On September 22, 2014, Turquoise Hill announced that while the Tax Dispute Resolution Council issued a ruling that reduced the amount of tax, interest and penalties claimed to be payable by OTLLC, from approximately $127 million to approximately $30 million, there are aspects of the ruling that require further clarification. In October 2014, OTLLC submitted an appeal of the outcome from the Tax Dispute Resolution Council to the Administrative Appellate Court. On November 10, 2014, Turquoise Hill reported that OTLLC maintains that certain items remaining under dispute are breaches of the Investment Agreement and it has reserved its rights to dispute these breaches under the process outlined in the Investment Agreement.

On November 10, 2014, Turquoise Hill reported that it and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which Turquoise Hill believes is beneficial to all stakeholders. Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties, which will be in alignment and accordance with the Investment Agreement and the Shareholders’ Agreement.

Investment Agreement and Entrée

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

The Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural.  However, at the time of negotiation of the Investment Agreement, Entrée was not made a party to the Investment Agreement, and as such does not have any direct rights or benefits under the Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Joint Venture Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Investment Agreement.  In order to receive the benefits of the Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée’s interest in the Joint Venture Property, or the royalty rates applicable to Entrée’s share of the Joint Venture Property mineralization. No agreements have been finalized.

Joint Venture Property and the Mongolian Government

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

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

On February 27, 2013, notice (the "Notice") was delivered to Entrée by the Mineral Resources Authority of Mongolia ("MRAM") that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the "2009 Order") registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration.  On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered.  Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

Legislation

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

The State Minerals Policy contemplates the establishment of a "Policy Council" with representatives of the State, investors, professional associations and the public, to make recommendations and support the implementation of the State Minerals Policy.  The State Minerals Policy sets out a broad timetable for implementation of its objectives, with legislative reform to be implemented in 2014 and 2015, implementation of the principles of the State Minerals Policy to take place between 2014 and 2025, and assessment of the implementation of the Minerals Policy to occur between 2020 and 2025.

On July 1, 2014, the Mongolian Parliament passed the Law on the Amendments to the Minerals Law which amends the 2006 Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and  not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.

On February 18, 2015, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the "2015 Amendment"), which purports to allow a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government.  The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5 percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general.  If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests.  It is not possible to determine when, if ever, these amendments would be adopted and in what form.

Agreements with Sandstorm

Equity Participation and Funding Agreement

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the "Funding Agreement") with Sandstorm Gold Ltd. ("Sandstorm").  Pursuant to the Funding Agreement, Sandstorm provided a $40 million upfront deposit (the "Deposit") to the Company.  In return, the Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm’s metal account.

Since the first payments that the Company receives are expected to come from its interest in the Joint Venture Property, the amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée’s share of production and receipt of payments from the sale of production from the Joint Venture Property.

Under the Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•
25.7% of Entrée’s share of gold and silver, and 2.5% of Entrée’s share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property (represented by the shaded upper right portion in Figure 1 above); and

•	33.8% of Entrée’s share of gold and silver, and 2.5% of Entrée’s share of copper, produced from the Javhlant mining licence (represented by the lower hatched portion of Figure 1 above).

In addition to the Deposit, upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220/oz of gold, $5/oz of silver and $0.50/lb of copper (subject to inflation adjustments).  After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will be increased to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments).  To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

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

In the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance), and the metal credits that the Company is required to purchase and deliver to Sandstorm will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

Private Placement

On March 1, 2013, Sandstorm purchased 17,857,142 common shares of the Company at a price of C$0.56 per common share for gross proceeds of approximately C$10 million.  As at December 31, 2014, Sandstorm held approximately 12.2% of the Company’s issued and outstanding common shares.

Under the Funding Agreement, Sandstorm agreed that it will vote its common shares of the Company as the Board specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Funding Agreement.

Royalty Agreement

Pursuant to a royalty agreement dated February 14, 2013 between Sandstorm and Entrée, Sandstorm purchased a 0.4% NSR royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada.  Consideration for the royalty was $5 million.  In addition, Entrée granted to Sandstorm a right of first refusal in the event Entrée wishes to enter into a future royalty or streaming agreement on the Ann Mason Project.

Environmental Compliance

Entrée’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Entrée expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

Ann Mason Project, Nevada

Exploration permits issued by the Federal Bureau of Land Management ("BLM") and Nevada Division of Environmental Protection ("NDEP") are required for all exploration operations that include drilling or result in surface disturbance.  Reclamation bonds remain in place until all reclamation work is complete and the Nevada Bureau of Mining Regulation and Reclamation ("BMRR") of the NDEP has signed off on re-vegetation of drill sites and access roads.

In December 2007, a Plan of Operations (the "PlanOp") and application for a Nevada Reclamation Permit (the "Permit") was submitted by M.I.M. (U.S.A.) Inc. ("MIM") to the NDEP, the BMRR and the BLM.  The PlanOp was revised in March 2009 and covers the area surrounding the Ann Mason deposit.

In conjunction with the PoO submission, MIM retained the BLM and Enviroscientists Inc. of Reno, Nevada to conduct an Environmental Assessment in 2009.  The Environmental Assessment was completed in December 2009.  The "Finding of No Significant Impact and Decision Record" approving the PlanOp is dated January 19, 2010.  The PlanOp allows for exploration activities consisting of drill sites and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres of surface disturbance over a ten year period.

A phased cash bond, in the amount of $84,132, paid by MIM, was accepted by the Nevada State Office of the BLM on March 2, 2010, for exploration surface disturbance totaling 19.11 acres.  Following the acquisition of MIM by Entrée in June 2010, a Change of Operator form was filed with the BLM.  Effective August 3, 2010, Entrée Gold (US) Inc. ("Entrée US") was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée US submitted an Amendment ("Amendment #1") to the PlanOp and minor modification to the Permit to the BLM and BMRR.  In Amendment #1, an increase in the approved work area is proposed, with no change to the approved surface disturbance of 50 acres, or exploration techniques.  On June 28, 2011, the BLM Sierra Front Field Office approved Amendment #1 and the amount of the financial guarantee for surface disturbance totaling 19.11 acres was increased to $147,568.  To cover the financial guarantee, an additional bond, in the amount of $63,436 and posted by Entrée US in the form of a Certificate of Deposit, was accepted by the Nevada State Office of the BLM on July 5, 2011.

In late 2013, Entrée US submitted a second Amendment ("Amendment #2") to the PlanOp and minor modification to the Permit for the purpose of drilling up to 16 mineral exploration holes, 10 groundwater monitor wells and one production water well outside of the previously approved PlanOp area. Three additional groundwater monitor wells are proposed within the previously approved PlanOp area.  The NDEP and BLM approved Amendment #2 in early 2014, and an additional reclamation bond in the amount of $31,276 was posted by Entrée US in June 2014.

Entrée US received approval for two minor modifications to Amendment #2 in September 2014 and March 2015.  The September 2014 modification allowed for the drilling of 40 infill prefeasibility holes at Ann Mason.  An additional reclamation bond in the amount of $34,903 was posted and accepted by the Nevada State Office of the BLM. The March 2015 modification allows for the drilling of three additional exploration holes. An additional reclamation bond in the amount of $3,628 was posted on March 9, 2015.

Drill sites, sumps and selected access roads for 24 of the 78 Ann Mason holes completed to date have been re-contoured and seeded.  Drill sites, sumps and selected access roads for 31 of the 49 Blue Hill holes completed to date have been re-contoured and seeded. Inspection of completed reclamation work and confirmation of re-vegetation is required prior to release of the bond by the BLM.

Two other areas within the Ann Mason Project were originally permitted for exploration by Entrée US, through Notices of Intent.  The first permitted area is west and northwest of the PlanOp area.  A cash bond, in the amount of $51,051, paid by Entrée US, was accepted by the Nevada State Office of the BLM on May 3, 2010. The notice allows for a maximum disturbance of five acres.  All surface disturbance related to drilling and access roads for drilling has been re-contoured and re-seeded, and Entrée US has requested a release of the bond.  The second permitted area is located on the unpatented lode mining claims formerly known as the Roulette property.  A notice was submitted by Bronco Creek Exploration Inc. ("Bronco Creek") to the BLM to conduct exploration trenching and drilling and a cash bond, in the amount of $27,113, paid by Bronco Creek and reimbursed by Entrée US, was accepted by the Nevada State Office of the BLM on May 10, 2010.  Entrée US was added as bond co-principal in order to extend the coverage of the bond to include liabilities for operations conducted by Entrée US.  The notice allows for a maximum disturbance of five acres.  This surface disturbance and reclamation bond remains in place pending a future transfer to the Ann Mason PlanOp.

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

Mongolia

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law.  These obligations include: preparation of an Environmental Impact Assessment ("EIA") for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

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

C.	Property, Plants and Equipment

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration of copper, gold and molybdenum prospects.

Entrée has interests in two material properties.  The first, the Ann Mason Project in Nevada, is an advanced property which includes the 100% owned Ann Mason copper-molybdenum porphyry deposit, which hosts Indicated and Inferred mineral resources; the Blue Hill copper oxide deposit, which is located approximately 1.5 kilometres northwest of the Ann Mason deposit and hosts Inferred mineral resources; the Blackjack IP, Blackjack Oxide and Roulette porphyry style targets; and the Minnesota, Shamrock and Ann South copper skarn targets.

The second material property in which Entrée has an interest, the advanced Lookout Hill property in Mongolia, forms an integral part of the Oyu Tolgoi project in southern Mongolia.

UNITED STATES

Ann Mason Project

The Ann Mason Project, located in the Yerington District of Nevada, is one of Entrée’s core advanced assets. With the completion of a positive PEA study in 2012, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project towards prefeasibility.  In addition, the Company is considering strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project.

The project area is currently defined by the mineral rights to 1,657 unpatented lode claims on public land administered by the BLM, and title to 33 patented lode claims.  The project covers a total area of approximately 12,730 ha (31,456 acres).  Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag").

The Ann Mason Project hosts two known mineral deposits: Ann Mason and Blue Hill.  Both are copper-molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit.  The project area also includes several early-stage copper porphyry targets located within 12 kilometres of the Ann Mason deposit, including the Blackjack IP, Blackjack Oxide and Roulette targets, as well as several copper skarn targets, including Minnesota, Shamrock and Ann South.  Unless otherwise described below, Entrée has a 100% interest, or an option to acquire a 100% interest, in the claims comprising the Ann Mason Project.

A total of 226 of the unpatented lode claims, to the west and north of the Ann Mason and Blue Hill deposits, are subject to a mining lease and option to purchase agreement ("MLOPA") with two individuals.  The agreement provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500, which commenced in June, 2011 and will continue until the commencement of sustained commercial production.  The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement to acquire an interest in 216 unpatented lode claims formerly known as the Roulette property.  Under the terms of the agreement, Entrée may acquire an 80% interest in the claims by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 common shares of the Company (completed); (b) making aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries ($50,000 paid to date); and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.

Seventeen of the patented lode claims, which occur outside of the Ann Mason and Blue Hill deposits, are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp., and 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm.

Separate from the patented and unpatented lode claims comprising the Ann Mason Project, Entrée has an option to purchase 21 unpatented placer claims within the project boundaries, pursuant to an agreement entered into on April 30, 2014.  In consideration of the option and a grant of access over the placer claims for the purpose of locating its own unpatented lode claims, Entrée paid $35,000 and issued 250,000 common shares of the Company. Entrée may extend the option period to acquire the placer claims to a maximum of five years, by making additional payments of $35,000 each on the six-month (paid), first, second, third and fourth anniversaries of the effective date of the agreement. Entrée may exercise the option at any time by paying a purchase price of $500,000. All cash option payments made by Entrée will be credited towards the purchase price.

Entrée’s exploration work on the Ann Mason Project has primarily been focused on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Ann Mason Project.

Figure 3 - Ann Mason Project Map

In February 2012, the Company retained AGP Mining Consultants ("AGP") to provide a NI 43-101 compliant PEA on the Ann Mason deposit.  As part of the PEA, the Ann Mason deposit mineral resources were updated by Quantitative Group Pty Ltd ("QG").  The PEA focused on the Ann Mason sulphide copper deposit and concluded that it could be developed as a large-scale open pit mine with a conventional sulphide flotation milling operation.  AGP also provided the first mineral resource estimate for the Blue Hill deposit.  While the resource estimate for Blue Hill is included in the PEA technical report, it was not evaluated as part of the PEA.

On October 24, 2012, the Company announced the results of the PEA on the Ann Mason deposit.  Key results from the PEA can be summarized as follows:

•
Base case, pre-tax NPV (using a 7.5% discount rate) ("NPV7.5") of $1.11 billion, internal rate of return ("IRR") of 14.8%, and payback of 6.4 years, based on long term metal prices of $3.00/lb copper, $13.50/lb molybdenum, $1,200/oz gold and $22/oz silver (the "Base Case");

•	Base Case, post-tax NPV7.5 of $690 million, IRR of 12.6%, and payback of 7.1 years;

•	Development capital costs of approximately $1.28 billion, including contingency;

•	Average cash costs1 (net of by-product sales) of $1.46/lb copper;

•	Net annual undiscounted cash flow over the life of mine ("LOM") is approximately $227 million per year;

•	100,000 tpd conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life;

•	LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum;

•	LOM strip ratio of 2.16:1 waste to mineralized material;

•	LOM average copper recovery of 93.5%; and

•	Copper concentrate grading 30%.

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The following information was taken from "Amended and Restated Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A." with an effective date of October 24, 2012, amended October 15, 2014 ("AMTR12").  AMTR12 was prepared by AGP, and a copy is filed on SEDAR at www.sedar.com.  AMTR12 forms the basis for the information in this AIF regarding the Ann Mason Project.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of AMTR12.

Project Description and Location

The Ann Mason Project is located in west-central Nevada, approximately 75 kilometres southeast of Reno, 45 kilometres southeast of Carson City (the capital of Nevada), and 7 kilometres west of the town of Yerington.  The Ann Mason Project is situated within the Yerington Mining District, a historical copper mining district that covers the eastern side of the Ann Mason Project in Lyon County.  It is centered at approximately latitude 39°00’ N and longitude 119°18’ W, within both Douglas and Lyon Counties.

The Ann Mason Project comprises both mineral rights to unpatented lode claims on public land administered by the BLM, and title to patented lode claims.  It is necessary for unpatented claim owners or their lessees to perform the following acts annually in order to maintain the claims in good standing:  (1) on or before September 1 (the beginning of the assessment year), the owner/lessee must pay a claim maintenance fee of $155.00 per claim along with an Affidavit and Notice of Intent to Hold to the State Office of the BLM in which the claim is located; (2) on or before November 1, the owner/lessee must record an Affidavit that the BLM required fees have been paid and Notice of Intent to Hold for the previous claim maintenance year in the county in which the claims are located.  The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to $10.50 per claim plus a nominal fee for county document recording.  A Notice of Intent to Hold has been recorded with Douglas and Lyon Counties and with the BLM for the 2014 annual assessment year which ended at noon on September 1, 2014.  The required annual mining claim maintenance fees in the amount of $155.00 per claim have been paid to the BLM for the 2015 assessment year which began on September 1, 2014.  Title to unpatented mining claims is subject to the paramount title of the United States.

All property taxes payable to Lyon County for the patented claims have been timely paid and are current.

Surface rights to the areas covered by unpatented lode mining claims are vested with the BLM, which regulates surface management.  Entrée owns the surface rights to the Ann Mason Project’s 33 patented claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Both the Ann Mason and Blue Hill deposits are located approximately 1.5 kilometres apart in the southeast portion of the project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys.  Elevations range from roughly 1,400 to 1,940 masl.  Roulette, Blackjack IP, Blackjack Oxide, Minnesota, Shamrock and Ann South are all early-stage targets.  Access is very good to all parts of the project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.

1 Cash costs is a non-U.S. GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

Reno is the closest major city, whose international airport has daily flights to various international and domestic destinations. Yerington (population 3,300) is the closest city to the project, and can be accessed from Reno along 132 kilometres of paved highway (approximately 1.5 hours).  Yerington is about seven kilometres east of the project boundary and has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950s and early 1980s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there.

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

The nearest known sources of water are the Walker River, located about 5.5 kilometres east of the project, and the northern portion of Smith Valley, seven kilometres southwest of Ann Mason.

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

The proposed Ann Mason pit will be a large scale open pit operation.  A variety of skills will be required for normal operation.  It is anticipated that in excess of 600 permanent positions will be required for operation of the mine without consideration for the additional contract labor by various vendors.  The workforce will include, but not be limited to, equipment operators, mechanics, electricians, office staff and supervisors.  Nevada has a long history of mining and numerous large scale operations with which to share mining personnel.  However, training will be required for entry level positions and internally to upgrade existing local labor.

History

Anaconda Copper Mining Company ("Anaconda") explored the Ann Mason Project area between 1956 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 78,000 feet (approximately 23,775 metres) of drilling was done, delineating the initial resources for the Ann Mason deposit.  Anaconda also completed geophysical surveys and preliminary metallurgical testwork and the initial drill holes over the Blue Hill deposit.

Other companies, including Phelps Dodge Corporation, Mount Isa Mines (MIM), Lincoln Gold, PacMag and Honey Badger Exploration completed exploration programs over the project between 1995 and 2009, including varying amounts of RC and core drilling.  The historical drilling completed on the project is summarized in Table 1 below:

Table 1 – Ann Mason Historical Drilling

Date	Target	Company	No. Drill Holes (core or RC)	Metres (m)
1967 – 1980	Ann Mason	Anaconda	103	40,577
1990	Ann Mason	Arimetco	1	171
2002	Ann Mason	MIM	5	914
2006 - 2008	Ann Mason	PacMag	12	6,973
Subtotal (Ann Mason)			121	48,635
1968 - 1970	Blue Hill	Anaconda	13	2,943
1995	Blue Hill	Phelps Dodge	4	610
2007 - 2008	Blue Hill	PacMag	9	3,438
Subtotal (Blue Hill)			26	6,991
2008	Minnesota	PacMag	3	560
TOTAL		All Companies	150	56,186

Geological Setting and Mineralization

The Ann Mason Project area includes two main mineralized deposits: Ann Mason, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; and Blue Hill, a copper oxide and sulphide deposit, located approximately 1.5 kilometres northwest of the Ann Mason deposit.  Several other underexplored copper oxide and sulphide targets are located throughout the Ann Mason Project area.

Regional Geology

Ann Mason is hosted by several phases of the Jurassic-aged Yerington batholith, including granodiorite ("Jgd"), porphyritic quartz monzonite ("Jpqm"), quartz monzonite ("Jqm") and younger quartz monzonite porphyry dykes ("Qmp-a", "Qmp-b" and "Qmp-c").  Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite.  An assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization locally overprints main-stage potassic alteration and copper mineralization.

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

•
The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over a portion of the deposit and juxtaposes sterile Tertiary volcanic rocks on top of the mineralized intrusives.

•
A high-angle, northwest-trending, southwest-dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall.  Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

Other, late, high-angle faults, either with or without sodic or sericite alteration, cross the deposit in various orientations.

Blue Hill Deposit

The Blue Hill deposit is approximately 1.5 kilometres northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block.  Blue Hill will not be included in the PEA until additional exploration work is completed.

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

From April to July 2013, Entrée completed 993 metres of RC pre-collar drilling and 2,159 metres of core drilling in five holes to test the Ann Mason and Blue Hill deposits and other nearby exploration targets. Holes varied in depth from 502 to 811 metres.

At the Ann Mason deposit, core drilling in 2013 was designed to test for extensions of mineralization within the current pit design, primarily along the northeast and northwest margins of the deposit. Three of the five core holes drilled at Ann Mason extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. Near the east end of the deposit, hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 g/t gold and 1.70 g/t silver. Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver. Drill holes EG-AM-13-033 and 034, on the northeast side of the deposit, returned 310 metres of 0.21% copper and 46.0 metres of 0.27% copper, respectively and extend copper mineralization up to 250 metres northeast of the current mineral resource. Ann Mason mineralization remains open in several directions and further drilling programs will be needed to test this potential.

Two shallow, widely-spaced RC holes (totaling 180 metres) were completed about 500 to 900 metres to the west of Ann Mason to test a new, near-surface oxide copper target. Holes EG-AM-13-038 and 039 encountered narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. Deeper sulphide potential below these holes remains untested.

During 2013, drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault. Although most recent drill holes mainly tested oxide mineralization, two diamond holes (EG-BH-11-019 and 021) were drilled east of the oxide copper zone to test deeper sulphide copper potential. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions. Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.

Hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected a near-surface zone of copper-oxide mineralization assaying an average of 0.28% copper over 13.8 metres from a depth of 22.2 metres.

A short program of fill-in IP (31 line-kilometres) was completed in June 2013 over the central area of the Ann Mason Project.

On July 16, 2014, the Company announced the commencement of a prefeasibility drill program, designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015.  The program comprised 40 holes and a total of approximately 19,265 metres combined RC pre-collars and core.

RC pre-collars were generally restricted to barren, overlying volcanics.  Drilling changed to HQ diameter core, which was continually sampled over two metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core.  Depths of holes ranged from 274.9 metres to 884.9 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015.  Highlights include:

•	EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper;

•	EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper;

•	EG-AM-14-046, the eastern-most drill hole, with 112.3 metres of 0.34% copper;

•	EG-AM-14-050, with 176 metres of 0.35% copper;

•	EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 g/t gold over 200 metres;

•	EG-AM-14-059, with 466 metres of 0.31% copper;

•	EG-AM-14-065 with 150 metres of 0.38% copper;

•	EG-AM-14-067, with 377 metres of 0.32% copper;

•	EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper; and

•	EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.

Of the 40 holes drilled, 25 ended in mineralization (copper values greater than the 0.15% copper cut-off).  Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected.  Only one hole, EG-AM-14-049, drilled along the northernmost border of the Phase 5 pit, failed to return any significant results.

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

Entrée has completed 78 drill holes totalling approximately 56,200 metres of combined RC pre-collar and core drilling at Ann Mason.

Entrée has completed 40 RC and diamond drill holes totalling approximately 9,000 metres at the Blue Hill deposit.  Six additional diamond drill holes totalling approximately 2,700 metres have been completed in areas adjacent to the Blue Hill deposit.

Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in mineral resource estimates.

Several sampling and analytical campaigns have been completed at the Ann Mason Project. Samples from Entrée’s previous drilling programs have been prepared and analyzed at Skyline Assayers and Laboratories, in Battle Mountain and Sparks, Nevada and Tucson Arizona; at Acme Analytical Laboratories, in Elko and Reno, Nevada and Vancouver, British Columbia; or at ALS Chemex, in Sparks, Nevada and Vancouver, British Columbia.  At the completion of the assaying, approximately 5% of the pulps were sent to Acme Analytical Laboratories in Vancouver, British Columbia, an independent laboratory, for secondary lab check assays.  Entrée’s review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Ann Mason.

Samples from the most recent in-fill drilling program have been prepared at Acme Analytical Laboratories, in Elko and Reno, Nevada and then analyzed at Acme’s main laboratory in Vancouver, British Columbia.  At the completion of the current sampling program, approximately 5% of the pulps were sent to ALS Chemex in Vancouver, an independent laboratory, for secondary lab check assays. At the time of this Annual Report, results had been returned for 20 of the holes drilled and Entree’s review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum.

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

Once logged and split, the core is stored on racks or, in the case of wooden core boxes, stacked on pallets in a secure storage facility.  Most of the pulps and coarse rejects are returned to Entrée’s Yerington facility, where they are catalogued and stored on site in a secure location. Pulps that were analysed by Acme in Vancouver are stored in Vancouver or have been destroyed; however, rejects for these samples are stored at Entrée’s facility in Yerington.

AGP is of the opinion that the sample preparation, analytical procedures, and security measures in place during the sampling programs are adequate to support the mineral resource estimates.

In 2012, Entrée initiated a program of re-sampling and assaying approximately 12,413 metres of historical Anaconda core (6,142 samples) from 44 historical drill holes.  This includes additional core from 19 of the 23 drill holes partially re-sampled by PacMag in 2006 and core from 25 complete holes selected by Entrée.  The purpose of the re-assay work was to increase the database of molybdenum, gold and silver assays and provide more uniform coverage throughout the deposit, allowing these by-product elements to be brought into the resource estimates.  The study also validates the copper grades originally reported by Anaconda.  Entree’s review indicates a good comparison between Entree’s copper assay results and the historical data, with a low bias (1.0%) noted between the two sets of data.

Mineral Resource Estimates

Ann Mason Deposit

The Company contracted QG based in Perth, Australia, to prepare an updated mineral resource estimate for the Ann Mason deposit in early 2012.  The current resource estimate is contained within a constraining Lerchs-Grossmann (“LG”) pit shell, generated by AGP, and is based on approximately 33,000 metres of Entrée drilling in 30 holes and approximately 49,000 metres of historical drilling in 116 holes.  The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold, and silver values to be estimated.  At a base case cut-off of 0.20% copper, the deposit is estimated to contain an Indicated resource of 1,137 million tonnes (“Mt”) at 0.33% copper and 0.006% molybdenum and an Inferred resource of 873 Mt at 0.29% copper and 0.004% molybdenum.  By-product levels of gold and silver were also estimated and are shown in Table 2 below.  The mineral resource estimate is CIM compliant and prepared in accordance with NI 43-101.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 2 – Ann Mason Mineral Resources (Effective Date August 14, 2012)

Cutoff (% Cu)	Tonnage (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (B lb)	Mo (B lb)
Indicated
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06
Inferred
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

The key estimation parameters used by QG for the Ann Mason estimate are as follows:

•	Copper was interpolated using a single estimation domain created using an approximate 0.15% copper threshold. A similar however smaller domain was built for molybdenum using a 0.005% threshold.

•	Assays were composited to five metres in line.

•	Copper and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 metres were modelled.

•	Inside the copper domain, composites above 2% were given a restricted range of influence (40 metres). For molybdenum, a similar strategy was applied at 0.01% molybdenum.

•	Estimation of 40 x 40 x 15 metre blocks was by Ordinary Kriging ("OK").

•
Density in the mineralized porphyry was based on 4,051 wax-immersion determinations and an OK model was built.  In the volcanics above the Singatse Fault a single bulk density value (2.34) based on 130 measurements was used.

•
The resource was classified into Inferred or Indicated using a number of factors, taking into account confidence in the model, data spacing and various complementary geostatistical parameters, as follows:

-	Indicated: Material inside the 0.15% copper domain with a spacing of approximately 100 metres x 75 metres or less and with a slope of regression (a measure of conditional bias) above 0.7.

-	Inferred: Material inside the 0.15% copper domain with a spacing of greater than 100 metres, but less than 175 metres (i.e. the rest of the copper domain).

-	Not Classified: All material outside the 0.15% copper domain or below the economic pit shell.

The general parameters of the LG pit are as follows:

•	three-year trailing average gross metal values of $3.61/lb copper, $14.94/lb molybdenum, $1,425/oz gold, and $27.91/oz silver.

•	metallurgical recoveries of 92% copper, 50% molybdenum, 50% gold and 55% silver.

•	mining costs: $1.09/t base cost to the 1,605 metre level then increasing by $0.02/t per 15 metre bench below that level.

•	process and general management and administration ("G&A") costs of $6.12/t ($5.82/t process plus $0.30/t G&A).

•	pit slopes of 52° in the volcanic rock and 44° in the porphyry mineralization.

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

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and SX/EW processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery.  The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

The estimate is based on copper, molybdenum, gold, and silver drillhole sample grades collected from 6 core and 24 RC drill holes completed by Entrée, and also from 20 historical core and RC drill holes completed by Anaconda and PacMag.

The key parameters of the estimate are as follows:

•	Domains were modelled in 3D to separate oxide, mixed, and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% copper cut-off.

•	High-grade outliers in the drill hole assay database were capped to 0.75% for copper, 0.03 g/t for gold, and 2 g/t for silver prior to compositing. No capping was applied to molybdenum.

•	Drill hole assays were composited to five metre lengths interrupted by the overall mineralization boundary.

•
Block grades for copper, molybdenum, gold, and silver were estimated from the drill hole composites using inverse distance weighted to the second power ("ID2") into 40 x 40 x 15 metre blocks coded by domain.  Molybdenum, gold, and silver were estimated for sulphide blocks only.

•
Dry bulk density was estimated globally for each domain from drill core samples collected throughout the deposit.  The oxide and mixed zones were assigned a density of 2.57 t/m3 and the sulphide zone was assigned 2.62 t/m3.

•	All blocks were classified as Inferred in accordance to CIM definitions.

Mineral resources were reported within an LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.

The general parameters of the LG pit are as follows:

•	average gross metal values of:

-	$3.32/lb copper for oxide and mixed material.

-	$3.16/lb copper, $12.12/lb molybdenum, $1,057/oz gold, and $13.58/oz silver for sulphide material.

•	metallurgical recoveries of:

-	81.7% leachable oxide copper.

-	75% for mixed material.

-	92% copper, 50% molybdenum, 50% gold and 55% silver for sulphide material.

•	mining costs:

-	oxide and mixed feed material - $1.30/t.

-	sulphide feed material - $1.13/t.

-	all waste costs - $1.13/t.

•	process and G&A costs of:

-	$5.06/t for oxide and mixed material.

-	$6.22/t for sulphide material.

•	pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.

Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization.   The Blue Hill resource is currently 72.13 Mt grading 0.17% copper in the oxide and mixed zones and 49.86 Mt grading 0.23% copper in the sulphide material (Table 3).  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 3 – Blue Hill Inferred Mineral Resource (Effective Date July 31, 2012)

Zone	Cu Cut-off (%)	Tonnes (Mt)	Grade Cu (%)	Contained Cu (Mlb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide Zone	0.10	47.44	0.17	179.37	-	-	-
Mixed Zone	0.10	24.69	0.18	98.12	-	-	-
Oxide + Mixed Zones	0.10	72.13	0.17	277.49	-	-	-
Sulphide Zone	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:	1. Mineral resources are classified in accordance with the 2010 CIM Definition Standards for mineral resources and mineral reserves.

2. Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.

3. Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.

4. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.

5. Material quantities and grades are expressed in metric units, and contained metal in imperial units.

Geotechnical

The Company retained a third party engineering firm, in association with AGP, to undertake a geotechnical review of the proposed open pit.  To accomplish this, the firm completed a site visit in February/March 2012.  During the site visit, rock mass characterization was completed by reviewing available core, visiting the Yerington pit, located on an adjacent property owned by Quaterra Resources Inc. ("Quaterra"), and by examining the Ann Mason site with Entrée personnel.

The drill core that was reviewed from the Ann Mason deposit was primarily located in the area of mineralization; no drill core was available in the area of the proposed pit slopes.  In addition, much of the drill core reviewed had been cut and sampled for assays.  Drill core was HQ diameter and recovered with the "double tube" method, typical of exploration geology drilling.  This method is adequate for geology logging and assay; however, the core can be disturbed and broken by the drilling process.  As such, rock quality designations ("RQD") logged by Entrée as part of their basic data collection may under-represent the in-situ quality of rock mass due to this disturbance.  The engineering firm supplemented Entrée’s data with observations of rock strength, fracture spacing, longest stick, and joint conditions for the sections of core reviewed.

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

The rock mass of the Ann Mason deposit was divided into three main geotechnical units:

•	Tertiary volcanics (Domain I).

•	Granodiorite of the Yerington batholiths (Domain II).

•	Quartz monzonite porphyry of the Yerington batholiths (Domain II).

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

Pit slope configurations were provided to AGP by the third party engineering firm for pit design work.  This included overall slope angle, inter-ramp angle by domain, bench height, safety bench spacing, and width and bench face angles.  The maximum inter-ramp height is limited at this stage of study to 150 metres in the Ann Mason deposit.  Each 150 metres, an extra width "geotechnical berm" is to be applied which has a width of 32 metres.

The pit slope design indicated the following:

•	Volcanics (Domain I)

-	inter-ramp angle = 52 degrees

-	bench face angle = 67 degrees

-	height between safety benches = 30 metres (double benched)

-	width of safety bench = 11 metres

•	Porphyry (Domain II)

-	inter-ramp angle = 39 degrees

-	bench face angle = 63 degrees

-	height between safety benches = 15 metres (single benched)

-	width of safety bench = 11 metres

These have been incorporated in the current design.

The engineering firm recommends the following:

•
Future geotechnical studies should focus on geotechnical specific drill holes targeting the proposed wall rocks of the pit.  A minimum of four inclined holes should be completed each of which may be up to 800 metres long.  All holes should be "triple tube" coring system holes with splits in the core tube.  HQ3 diameter core is preferred.

•	Due to poorer rock mass quality throughout the deposit, all geotechnical holes should be surveyed with a borehole televiewer system.

•	The hydrogeological system needs to be investigated going forward in the next study. Geotechnical mapping needs to be completed as well.

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

The Ann Mason pit has been designed as a series of five pushbacks or phases and will be developed using conventional rotary drilling, blasting and loading with electric cable shovels and 360 tonne trucks.  The open pit will have a mine life of 24 years, after three years of pre-stripping to ensure sufficient material is available for the mill.  A total of 562.3 Mt of Indicated resource grading 0.32% copper, 0.005% molybdenum, 0.03 g/t gold and 0.56 g/t silver makes up 67% of the mill feed over the mine life.  The remaining 33% of the mill feed is in the Inferred category and amounts to 274.1 Mt grading 0.29% copper, 0.003% molybdenum, 0.03 g/t gold and 0.63 g/t silver.

The LOM strip ratio is 2.16:1 and 1,808.7 Mt of waste rock will be moved over the course of the mine life.

Waste material will be placed to the southwest of the Ann Mason pit in a waste rock management facility ("WRMF").  For this study, waste materials have been assumed to be non-acid generating based upon a review of sulphur present in the deposit.  This assumption will need to be confirmed in subsequent levels of study beyond the PEA.  Material in the pre-stripping phase will also be directed to two of the tailings dams to reduce quarrying costs during construction.

Operating costs for the open pit are expected to average $1.18/t total material over the LOM or $3.82/t of mill feed.  At the peak of material movement in Year 5, the major equipment fleet is expected to consist of five 229 millimetre drills, two 40.5 m3 front-end loaders, four 55.8 m3 electric cable shovels and thirty-two 360-tonne trucks.  Normal support equipment (track dozers, rubber tired dozers, graders) would also be part of the fleet to maintain normal mining operations.

Pre-stripping operations will begin in Year -3 and by Year 1, 4.3 Mt of mill feed will have been stockpiled in preparation for the mill start up.  This stockpile will be rehandled and sent to the mill in Year 1.  Year 1 will see the plant capacity at 27 Mt/a to allow for ramp up but subsequent years will be at the nominal capacity of 100,000 tpd or 36 Mt/a.

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

Metallurgy and Process

Metallurgical testwork conducted in 2011 at Metcon Research in Tucson, Arizona (now SGS North America Inc. ) has indicated that the Ann Mason mineralized material is amenable to concentration by conventional grinding and froth flotation.  A grindability composite sample was found to have a moderate Bond Ball Work Index ("BBWI") of 15.7 kWh/t, while batch rougher flotation tests revealed an optimum primary grind size of approximately 100 to 120 µm.  Locked cycle testing of two composites, representing the chalcopyrite, and chalcopyrite-bornite domains, resulted in copper recovery to final concentrate in excess of 93%, at saleable concentrate grades, and with no penalty elements identified.  The potential for producing a separate molybdenum concentrate has also been investigated and is included as part of the PEA; however, larger scale testing is required in order to generate more accurate grade and recovery estimates due to the low sample head grade.

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

Based on the results of the testwork, a PEA level plant design was completed to process the Ann Mason sulphide material at a nominal rate of 100,000 tpd.  The design combines industry standard unit process operations consisting of primary crushing, semi-autogenous grinding ("SAG") milling, closed circuit ball milling, copper-molybdenum bulk rougher flotation, concentrate regrinding, copper-molydenum cleaner flotation, copper-molybdenum separation flotation, and product and tailings dewatering.

Recommendations for future work to improve the understanding of the metallurgy at Ann Mason include a detailed grindability study and comminution circuit modelling for the sulphide material and the development of the copper-molybdenum separation flotation circuit.

Preliminary column leaching tests were carried out on oxide and mixed oxide-sulphide composites from the Blue Hill deposit.  Results indicated that good copper extractions, averaging 84.8%, were achievable after 91 days of acid leaching at a moderate crush size P80 of ¾".  Acid consumption for the column tests averaged 11.95 kilograms per kilograms of copper, or 18.04 kilograms per tonne.

Additional column leach testing of the Blue Hill oxide zone is recommended.

Infrastructure and Site Layout

A site layout has been prepared to illustrate the proposed location of required infrastructure, mining, and processing facilities for the Ann Mason Project (Figure 4).

Figure 4 - Ann Mason Project Site Layout

The mill is to be constructed to the northeast of the open pit and consists of a process plant and the supporting infrastructure for mining operations.  A mining equipment garage, as well as mine dry, offices, and warehouse, are also included in the site complex.  Access to the site will be via an upgraded access road to the northeast of the Ann Mason Project.

The anticipated power demand will be 105 MW during peak production.  Power will come from the existing NV Energy, 120 kV transmission line in service just east of the town of Yerington.  A tap from this line will be constructed along with 10 kilometres of new 120 kV line to service the site.  The line will feed two main substation transformers.

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

Capital and Operating Costs

Capital Costs

Table 4 shows a summary of the capital costs for the Ann Mason Project.

Initial capital requirements (preproduction) are estimated to be $1,010.4 million.  Production starts in Year 1 and the tail end of the start-up capital requirements will be partially offset by revenue in that year.  Capital requirements for Year 1 total $272.9 million.  The indirect and contingency values vary by capital cost item; the percentages applied are shown in Table 5.

Table 4 – Capital Cost Summary

Capital Category	Total Capital ($M)	Preproduction Capital Year -3 to Year -1 ($M)	Production Capital Year 1 ($M)	Sustaining Capital Year 2+ ($M)
Open Pit Mining	729.6	255.4	102.7	371.5
Processing	425.9	337.3	84.3	4.2
Infrastructure	205.1	164.4	16.3	24.5
Environmental	75.3	1.1	0.7	73.5
Indirects	237.5	156.8	36.8	43.9
Contingency	171.9	95.4	32.1	44.5
Total	1,845.4	1,010.4	272.9	562.1

Table 5 – Capital Category Indirect and Contingency Percentages

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

A summary of all the operating cost categories on a cost per tonne mill feed basis over the total mill feed tonnage is shown in Table 6.  Costs associated with those items directly attributable to the concentrate are reported in cost per tonne of concentrate.

Table 6 – Total Operating Costs

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

The tonnes and grades from the five-phase design for the open pit phases were used in the discounted cash flow ("DCF") analysis.  The breakdown of Indicated and Inferred material utilized in the analysis is shown in Table 7 to highlight the percentage of material currently in the Indicated category.  Two additional phases were designed, complete with access, but while still economic, did not benefit the NPV of the overall project at current metal prices.  These demonstrate upside potential for the mine.

The DCF analysis was completed using different metal prices with low, base, high and spot price cases examined.  All of the prices in those options were below the three-year trailing average prices for each of the metals as of September 17, 2012.  Table 8 summarizes the metal prices used in the low, base and high scenarios.

Table 7 – DCF Tonnes and Grade by Phase and Category

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

Table 8 – Metal Prices by Scenario

Metal	Unit	Low Case	Base Case	High Case
Copper	$/lb	2.75	3.00	3.25
Molybdenum	$/lb	13.50	13.50	13.50
Silver	$/oz	15.00	22.00	26.00
Gold	$/oz	1,100.00	1,200.00	1,300.00

The Base Case is the scenario chosen by AGP and the Company, with the other scenarios showing price sensitivities.  The results for the Base Case indicate the potential for a pre-tax NPV7.5 of $1,106 million with an IRR of 14.8%.  The payback period is 6.4 years, with payback occurring in the seventh year of production.  The post-tax NPV7.5 is $690 million with an IRR of 12.6%.  The post-tax payback is 7.1 years (Table 9).

Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the deposit at $14.6 billion or 93.2% of the total revenue.  This is followed by molybdenum at $449 million for 2.9% of the revenue, then gold at $432.8 million (2.8%) and silver at $172.2 million (1.1%).

The metal terms considered copper smelting to cost $65/dmt and refining to cost $0.065/lb for an average concentrate grade of 30%.  The molybdenum roasting fees would be $1.15/lb with 99% payable.  Silver and gold would both be payable at 97% with refining charges of $1.00/oz silver and $10.00 /oz gold.

Table 9 – Discounted Cash Flow Results

Cost Category	Units	Low Case	Base Case	High Case
Operating Costs
Open Pit Mining	(M$)	3,191.0	3,191.0	3,191.0
Processing	(M$)	4,290.7	4,290.7	4,290.7
G&A	(M$)	287.5	287.5	287.5
Concentrate Trucking	(M$)	529.4	529.4	529.4
Port Costs	(M$)	43.9	43.9	43.9
Shipping to Smelter	(M$)	202.1	202.1	202.1
Subtotal Operating Costs	(M$)	8,544.7	8,544.7	8,544.7
Capital Costs
Open Pit Mining	(M$)	729.6	729.6	729.6
Processing	(M$)	425.9	425.9	425.9
Infrastructure	(M$)	205.1	205.1	205.1
Environmental Costs	(M$)	75.3	75.3	75.3
Indirect	(M$)	237.5	237.5	237.5
Contingency	(M$)	171.9	171.9	171.9
Subtotal Capital Costs	(M$)	1,845.4	1,845.4	1,845.4
Revenue (after smelting, refining, roasting, payables)	(M$)	14,249.4	15,629.9	16,985.4
Net Cash Flow (Revenue-Operating-Capital)	(M$)	3,859.4	5,239.9	6,595.4
Net Present Value (Pre-Tax)
NPV @ 5%	(M$)	1,223	1,918	2,602
NPV @ 7.5%	(M$)	589	1,106	1,614
NPV @ 10%	(M$)	182	576	964
IRR	(%)	11.6	14.8	17.8
Payback Period	Years (Year paid)	7.9 (Yr 8)	6.4 (Yr 7)	5.3 (Yr 6)
Net Present Value (Post-Tax)
NPV @ 5%	(M$)	807	1,320	1,814
NPV @ 7.5%	(M$)	304	690	1,062
NPV @ 10%	(M$)	-18	281	568
IRR	(%)	9.8	12.6	15.1
Payback Period	Years (Year paid)	8.6 (Yr 9)	7.1 (Yr 8)	6.0 (Yr 6)

Notes:	1. The discounted cash flow results do not take into account the 0.4% NSR royalty granted to Sandstorm subsequent to the preparation of the PEA.

Table 10 shows other production estimates pertaining to the metals produced.  This includes cash costs anticipated for copper and molybdenum.  The values do not take into account the 0.4% NSR royalty granted to Sandstorm subsequent to the preparation of the PEA.

Sensitivities to various inputs were examined on the Base Case.  The items varied were recovery, metal prices, capital cost, and operating cost.  The results of that analysis are shown in Figure 5 and Figure 6.

Table 10 – Metal Production Statistics, Cash Cost Calculations and Key Economic Parameters

Cost Category	Units	Value
Total Operating Cost	$/t plant feed	10.22
Mine Life	years	24
Initial Capital Costs (Year -3, Year -2, Year -1)	(M$)	1,010.4
Year 1 Capital Costs	(M$)	272.9
Sustaining Capital Cost	(M$)	562.1
Total Mine Capital	(M$)	1,845.4
Payable Copper
Initial 5 Years Average Annual Production	(Mlb)	217
Average Annual Production – LOM	(Mlb)	214
Total LOM Production	(Mlb)	5,144
Payable Molybdenum
Initial 5 Years Average Annual Production	(Mlb)	1.9
Average Annual Production – LOM	(Mlb)	1.5
Total LOM Production	(Mlb)	36.4
Copper Concentrate
Initial 5 Years Average Annual Production	dmt	340,800
Average Annual Production – LOM	dmt	336,900
Total LOM Production	dmt	8,085,800
Molybdenum Concentrate
Initial 5 Years Average Annual Production	dmt	1,600
Average Annual Production – LOM	dmt	1,300
Total LOM Production	dmt	30,400
Cash Costs – Year 1 to Year 5
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb	1.80
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb	1.60
Cash Costs – LOM
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb	1.66
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb	1.46
Net Annual Cash Flow
Year 1 to Year 5	(M$)	187.3
LOM	(M$)	227.4

Figure 5 – Spider Graph of Sensitivity of NPV7.5% (Post-Tax)

Figure 6 – Spider Graph of IRR Sensitivity (Post-Tax)

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

The least most sensitive item is capital cost.  While changes in the cost have an effect, in comparison to the other three parameters, its effect is less significant.  If the capital costs go up by 20%, the post-tax NPV7.5 drops to $434 million from $690 million.

Federal and Nevada State taxes have been considered applying, among other things, the appropriate depreciation and depletion calculations.  Taxable income for income tax purposes is as defined in the Internal Revenue Code and regulations issued by the Department of Treasury and the Internal Revenue Service.  The Federal income tax rate is approximately 35% in accordance with Internal Revenue Service Publication 542.

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

No royalties are payable to the United States Government for the Ann Mason Project, and at the time of preparation of the PEA, no other royalties were applicable for the project.

Environmental

In the course of considering Entrée’s approved PlanOp, the BLM prepared an Environmental Assessment (the "EA") that considered the potential impact of the PlanOp on the environment.  Substantial environmental studies were conducted in the preparation of the EA.  These studies documented that historic and pre-historic cultural resources, habitat of certain special interest species of plants and wildlife, and other concerns exist or could exist in the vicinity of Ann Mason.

Mining has been a significant business in Nevada for many years, and many mines have been permitted on the public lands in Nevada.  Consequently the regulatory agencies are familiar with mining activities, and complying with the respective agency permit application requirements allows permits to be issued in a rather timely manner.  The most important, time consuming, and costly permits/approvals required for the development of Ann Mason are:

•	Plan of Operations approval by the BLM.

•	Water Pollution Control Permit from the NDEP - BMRR.

•	Reclamation Permit from the BMRR.

•	Air Quality Permit from the NDEP - Bureau of Air Pollution Control.

•	Special Use Permit from Lyon County and Development Permit from Douglas County.

With the completion of the PEA, Entrée gained a better understanding of the size and scope of the Ann Mason Project.  In the second quarter of 2013, Entrée commenced certain data collection and testwork to begin preparation for the next stage of study and ultimately permit applications. The baseline environmental studies that were undertaken included wildlife, biology, archaeology and cultural surveys and Waters of the US ("WOUS") delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS submission to the US Corps of Engineers. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. The US Corps of Engineers has verbally approved the WOUS report finding of no wetlands subject to US Corps of Engineers jurisdiction within the Ann Mason Project area but are now waiting for United States Environmental Protection Agency approval.

Basic data collection needs to cover a wide range of diverse subjects: weather, water flows, vegetation, wildlife, and socioeconomic.  A comprehensive program will need to be established to collect the required information necessary to comply with the respective agency permit application requirements.  This is of critical importance to ensure that the permits may be issued in a timely manner.

A detailed prefeasibility plan will be required to build upon the other information collected.  Data collection and test work should coincide with portions of the permit application process.  Detailed environmental and engineering information must be collected in at least the following areas:

•	Seasonal data of at least 12 months may be required for some of the elements above.

•
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

Near Term Exploration and Development Plans

With the completion of a positive PEA study, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project to prefeasibility.

On July 16, 2014, the Company announced the commencement of a prefeasibility drill program, designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015.  The program comprised 40 holes and a total of approximately 19,265 metres combined RC pre-collars and core.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015.  The Company commenced a prefeasibility metallurgy program in the first quarter of 2015, and plans to release an updated resource estimate for the Ann Mason deposit and an updated PEA in the second quarter of 2015.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies. The Shamrock and Ann South targets comprise several small-scale historical mines and skarn-related copper showings in the southeast portion of the project.

Entrée anticipates minimal field work in 2015 pending improvement in metal prices and in the mining investment environment. The Company is continuing to consider strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project.

MONGOLIA

Lookout Hill Property

Bernard Peters, B.Eng. (Mining), FAusIMM, employed by OreWin Pty Ltd as Technical Director – Mining, and a QP as defined in NI 43-101, has approved the scientific and technical information in this section of the Annual Report.

Lookout Hill is comprised of two mining licences: Shivee Tolgoi and Javhlant.  Shivee Tolgoi and Javhlant completely surround OTLLC’s Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit respectively (Figure 1 above).  The Lookout Hill mining licences are held by a wholly owned subsidiary, Entrée LLC.

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

•
The Entrée-OTLLC Joint Venture covers 39,807 ha consisting of the eastern portion of the Shivee Tolgoi and all of the Javhlant mining licences.  The Joint Venture Property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC’s Oyu Tolgoi mining licence.  The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.  OTLLC is the manager of the Entrée-OTLLC Joint Venture.

•
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,173 ha.  Shivee West is 100% owned by Entrée, but is subject to a first right of refusal by OTLLC.

The original Javhlant and Shivee Tolgoi exploration licences were converted to mining licences by MRAM in October 2009 as a condition precedent to the Investment Agreement.

A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).  After issuance of a mining licence, holders are required to pay to the Mongolian Government an annual licence fee for gold or base metal projects. Historically, the annual licence fee was $15.00 per hectare, or approximately $1.1 million, of which OTLLC was responsible for approximately $500,000.  In February 2015, MRAM set the per hectare fee at 21,750 Tugriks, equivalent to approximately $11.00. The total estimated annual fee in order to maintain both of the licences in good standing is approximately $0.9 million, of which OTLLC is responsible for approximately $0.4 million.

The following table is a summary of the Lookout Hill mining licences and their renewal status:

Licence Name	Licence Number	Date Granted	Renewal Date	Expiration Date
Javhlant	15225A	October 27, 2009	October 27, 2039	To Be Determined
Shivee Tolgoi	15226A	October 27, 2009	October 27, 2039	To Be Determined

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice further advises that any transfer, sale, or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  On September 4, 2013, the Minister of Mining issued Order No. 179, advising the Minerals Professional Council to re-submit its previous conclusions regarding the reserves to MRAM for review and registration. On September 6, 2013, the head of MRAM ordered that the Hugo Dummett (including the Hugo North Extension) and Heruga reserves be registered. Entrée was also subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted.

On April 2, 2013, the Company filed a technical report titled "Technical Report 2013 on the Lookout Hill Property" ("LHTR13"), dated March 28, 2013. Bernard Peters, B.Eng. (Mining), FAusIMM, a QP as defined in NI 43-101, was a Qualified Person in LHTR13 and was responsible for the overall report preparation and mineral reserves. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Lookout Hill property, reference should be made to the full text of LHTR13, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

History

Entrée entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. ("Mongol Gazar") in 2002, to acquire three exploration licences.

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

Property Location and Accessibility

Lookout Hill is located within the Aimag of Ömnögovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an "Aimag" is the local equivalent of a state or province), about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China.

The city of Ulaanbaatar has the nearest international airport to the property with regularly scheduled commercial flights from various Asian destinations.  The flying times from Seoul, Korea and Beijing, China to Ulaanbaatar are about 2.5 hours and 1.5 hours, respectively.  Access to the project by road is possible year round; however, the unpaved sections of the road may be in poor condition.  Short periods of no road access can occur, due to frequent heavy winds and dust storms, or more rarely, snowstorms in the winter.  The driving time for the trip from Ulaanbaatar by 4-wheel drive truck to the site is approximately 8-12 hours.

Alternatively, access is possible by charter or scheduled air service, to the Khanbumbat permanent airport at the north boundary of the Shivee Tolgoi licence (Figure 1 above).  Flying time from Ulaanbaatar is approximately 1.5 hours.

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

Climate, Local Resources, Physiography

The Lookout Hill property is located in the southern Gobi desert near average elevation 1,180 masl.  The surrounding topography is very flat with low rising hills up to elevation 1350 masl within 40-kilometres of the site.  The main regional drainage is the Umdai River, which flows southward through the project area during periods of rainfall.  The Lookout Hill project area is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year.

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 80 mm, 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm have been recorded for short-term storm events.  In an average year, rain falls on only 25-28 days and snow falls on 10-15 days.  Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the property.

Temperatures range from an extreme maximum of about 36 °C to an extreme minimum of about -31°C.  The air temperature in wintertime fluctuates between -5°C and -31°C.  In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site.  Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time.  The records obtained from nine months of monitoring at the Oyu Tolgoi weather station show that the average wind speed in April is 5.5 m/s or 20 km/hr.  However, windstorms with gusts of up to 40 m/s (140 km/hr) occur for short periods.  Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year.  Spring dust storms are far more frequent, and these can continue through June and July.

The flora in the Lookout Hill property area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone.  Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Four rare plant species occur within the mining licence area.

Regional Geology

The Lookout Hill property lies within the Palaeozoic age Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale tectonic belt dominated by compressional forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite ("Qmd") to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the project area, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

Local Geology

The Oyu Tolgoi series of porphyry copper-gold deposits occur along a north-northeast corridor with the Hugo North Extension deposit at the north end and the Heruga deposit at the south end. Mineralization is related to Devonian Qmd intrusions and associated quartz stockwork. The individual deposits have varied characteristics in regard to host rock, intrusive bodies, sulphide mineralogy, grade, and alteration.

The pre-Carboniferous (probably Devonian) stratigraphy of the Oyu Tolgoi series of deposits consists of massive augite basalt, conglomerate, dacitic tuffs, and siltstones, which are overthrust by the "Heruga sequence", comprising basaltic flows, volcaniclastic rocks, and siltstones. Only the lower parts of the Devonian sequence host porphyry mineralization and associated alteration. The Carboniferous Sainshandhudag Formation unconformably overlies the older rocks. Major Carboniferous or younger faults disrupt the mineralized corridor and bound the western side of most deposits.

The Hugo North Extension deposit within the Joint Venture Property contains copper-gold porphyry-style mineralization associated with Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

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

The Heruga deposit contains copper-gold-molybdenum porphyry style mineralization hosted in Devonian basalts and Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by Qmd stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 metres below surface) and plunges gently to the north.

Recent Exploration – Entrée-OTLLC Joint Venture Property

Two targets were explored with diamond drilling in 2012: the Airport anomaly west of Ulaan Khud, and targets along strike from the Hugo North Extension deposit. Total drilling on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi mining licence in 2012 was 5,626 metres.

In 2012, diamond drilling tested a Cretaceous covered area above an IP-gravity target, located seven kilometres north of Hugo North Extension and to the west of Ulaan Khud. Fifty-two shallow holes totalling 3,327 metres were completed on 165-330 metre spacing. The best assay result from this shallow drilling was 11.1 metres averaging 0.15% copper with 0.26 g/t gold (from 52 metres depth).

From September through December 2012, a new drill hole (EGD157) located 750 metres north of Hugo North Extension was completed to 2,380 metres without intersecting significant mineralization.

In December 2012, two drill holes totalling 942 metres were completed to test targets generated by the shallow drilling of the Cretaceous covered area. Neither hole intersected significant mineralization.

In 2012 and 2013, OTLLC drilled six holes within the Javhlant mining licence, for a total of 6,736 metres. Three exploration holes were completed to the east of Heruga: one hole (EJD0041) was collared into the core of the deposit but lost at 418 metres; a daughter hole (EJD0034A) was completed on the east side of the Heruga deposit; and another hole (EJD0043) tested the Southwest Heruga target. Three 2012 holes (EJD0042, EJD0043, and EJD0044) failed to intersect significant mineralization.

Hole EJD0034A was drilled as a daughter hole starting at 848 metres below the original to a depth of 1,884.5 metres. Assays returned three mineralized intervals, the most notable being 590 metres of 0.33% copper, 0.70 g/t gold and 56 ppm molybdenum, or 0.80% CuEq. The hole shows strongly increasing gold with depth and extends mineralization another 150 metres below the previous limit of mineralization in EJD0034.

In December 2012, EJD0044 was collared at the north end of Heruga on the Javhlant licence, but in early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence.

Hole EJD0045 tested mineralization on the east side of the Heruga Qmd unit but was terminated at 1,450 metres after hitting a late-stage fault prior to intersecting the target. The target remains valid.

No exploration work has been undertaken by OTLLC on the Joint Venture Property since February 2013 and no work is currently planned for 2015.

Joint Venture Property – Mineral Reserve

Hugo North Extension Indicated mineral resources were used to report Probable mineral reserves in LHTR13. The engineering has been carried out to a pre-feasibility level or better to estimate the underground mineral reserve. To ensure that Inferred mineral resources do not become included in the mineral reserve estimate, copper and gold grades of Inferred mineral resources within the block cave shell were set to zero and, as such, this material was assumed to be dilution.  The block cave shell was defined by a $15/t NSR. Entrée’s Probable mineral reserve on the Hugo North Extension portion of the Hugo Dummett deposit is the economically mineable portion of the mineral resources.

Table 11 shows the underground mineral reserves for Lift 1 of the Hugo North Extension deposit as reported in LHTR13.  Entrée has a 20% interest in mineralization extracted from the Hugo North Extension deposit.

Table 11 – LHTR13 Entrée-OTLLC Joint Venture Mineral Reserve, Effective March 25, 2013

LHTR13 Entrée-OTLLC Joint Venture Mineral Reserve, March 25, 2013
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (M lb)	Au (Moz)	Ag (koz)
Proven	-	-	-	-	-	-	-	-
Probable	31	95.21	1.73	0.62	3.74	1,090	521	3,229
Total Entrée-OTLLC Joint Venture	31	95.21	1.73	0.62	3.74	1,090	521	3,229

Notes:

•	Entrée has a 20% interest in the reported mineral reserve.

•
Metal prices used for calculating the Hugo North Extension underground NSR for mine planning are copper $2.81/lb; gold $970/oz; and silver $15.50/oz based on long-term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the mineral reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to mineral reserve.  This includes Indicated mineral resources below the resource cut-off grade.  It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

•	Only Indicated resources were used to report Probable reserves.

•
Metal prices used for calculating the financial analysis are as follows: long-term copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz.  Metal prices are assumed to fall from initial prices to the long term average over five years.

•	The mineral reserves are not additive to the mineral resources.

The mining areas are shown schematically in Figure 7.  The location of the Entrée-OTLLC Joint Venture mineral reserve relative to the OTLLC portion of the Hugo North Lift 1 block cave is depicted in Figure 8.

Figure 7 – LHTR13 Hugo North Lift 1 (Including Hugo North Extension) and SOT Mining Areas

Figure 8 – LHTR13 Hugo North (Including Hugo North Extension) Lift 1 Block Cave Plan

In October 2014, Turquoise Hill filed its Oyu Tolgoi 2014 Technical Report ("2014 OTTR"). 2014 OTTR updates the reserve case for OTLLC’s Southern Oyu Tolgoi ("SOT") open pit as well as Lift 1 of Hugo North, including the Hugo North Extension deposit.  The 2014 OTTR is based on technical, production and cost information contained in OTFS14, which was finalized and presented to the board of directors of OTLLC in September 2014.

The Probable mineral reserve reported in 2014 OTTR for Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit totals 35 Mt grading 1.59% copper and 0.55 g/t gold. The effective date of the reserve is September 20, 2014. The reserve was prepared for Turquoise Hill by Bernard Peters, B. Eng. (Mining), FAusIMM.  Mr. Peters is also the QP who was responsible for the overall preparation of LHTR13. While the Company has reviewed the work and agrees with its results, it does not consider the changes to the Hugo North Extension deposit reserve and the mineral resources reported in 2014 OTTR to be material.

A comparison of the mineral reserve presented in the LHTR13 to the mineral reserve presented in 2014 OTTR is summarized in Table 12 below. While there were changes in costs and revenue assumptions in 2014 OTTR, the similarity of the underlying resource block model has produced a revised mineral reserve that is similar to that of LHTR13.

Mineral reserves are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and prepared in accordance with NI 43-101.

Table 12 – Entrée-OTLLC Joint Venture Mineral Reserve Comparison

Probable (Hugo North Extension - EJV)	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (Mlb)	Au (koz)	Ag (koz)
2014 OTTR	35	1.59	0.55	3.72	1,121	519	3,591
LHTR13	31	1.73	0.62	3.74	1,090	521	3,229
Difference	4	-0.14	-0.07	-0.02	31	-2	361
% Difference	11.7%	-8.1%	-11.3%	-0.6%	2.8%	-0.4%	11.2%

Notes:

•	LHTR13 mineral reserve estimate has the effective date March 25, 2013.

•	2014 OTTR mineral reserve estimate has the effective date September 20, 2014.

•	Entrée has a 20% interest in the Hugo North Extension Lift 1 mineral reserve.

•
In 2014 OTTR, metal prices used for calculating the Hugo North Extension underground NSR for mine planning are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserves work. The analysis indicates that the mineral reserves are still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. In both cases, this includes mineral resources below the resource cut-off grade. In both cases it also includes Inferred mineral resources, which have been assigned zero grades and treated as dilution.

•
In 2014 OTTR, Measured and Indicated mineral resources were used to report Probable mineral reserves for Hugo North Extention.  No Measured mineral resource was included in the resource estimate in LHTR13.

•
In 2014 OTTR, metal prices used for calculating the financial analysis are as follows: long-term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. Metal prices are assumed to fall from initial prices to the long-term average over five years.

•	The mineral reserves reported above are not additive to the mineral resources.

The mineral reserve and resource estimates presented above have been calculated in accordance with NI 43-101 as required by the Canadian securities regulatory authorities, which differ from the standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of U.S. companies filed with the SEC. See, "Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates".

Joint Venture Property – Mineral Resources

The following Table 13 summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reported in LHTR13.  The mineral resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006.  The Heruga mineral resource estimate is effective as of March 30, 2010 and is based on drilling completed to June 21, 2009.

The base case CuEq grade assumptions for the Hugo North Extension and Heruga deposits were determined using operating cost estimates from the Oyu Tolgoi project mineral reserves and using cut-off grades applicable to mining operations exploiting similar deposits. The CuEq cut-off applied for underground resources was 0.37%.

Table 13 – LHTR13 Entrée - OTLLC Joint Venture Mineral Resources (0.37% CuEq cut-off)

	Grades
Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	Silver (g/t)	Molybdenum (ppm)	CuEq (%)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North Extension)	132	1.65	0.55	4.09	35.7	2.00
Inferred Shivee Tolgoi (Hugo North Extension)	134	0.93	0.25	2.44	23.6	1.09
Heruga Deposit
Inferred Javhlant (Heruga)	1,824	0.38	0.36	1.35	110	0.67

Deposit	Contained Metal
	Copper (Mlb)	Gold (Moz)	Silver (Moz)	Molybdenum (Mlb)		CuEq (Mlb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North Extension)	4,800	2.32	17.4	10.4		5,810
Inferred Shivee Tolgoi (Hugo North Extension)	2,760	1.08	10.5	7.0		3,230
Heruga Deposit
Inferred Javhlant (Heruga)	15,190	21.2	79.4	444		26,850
Notes:

•	Entrée has a 20% interest in mineralization extracted from the Hugo North Extension and Heruga deposits.

•
CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.  Silver is not included in the CuEq calculation.

•	The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.

•	The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Entrée has reviewed the resource estimate presented in 2014 OTTR, and, while the Company agrees with its conclusions, it does not consider the changes to the resource estimate for the Joint Venture Property reported in 2014 OTTR to be material.  Mineral resources are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and are prepared in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The base case cut-off grade of 0.37% CuEq remains the same as in LHTR13. The resource model has been updated for the Hugo North Extension deposit but remains the same as reported previously for Heruga. The formula used to calculate copper equivalency has been updated in 2014 OTTR for each deposit.

Reconciliation of LHTR13 and 2014 OTTR Mineral Resources

Comparisons of the LHTR13 and 2014 OTTR mineral resources for the Hugo North Extension and Heruga deposits are shown in Table 14 and Table 15, respectively, below.

The Hugo North Extension Indicated and Measured mineral resource estimate in 2014 OTTR is very similar to the LHTR13 Indicated mineral resource estimate, with a 2% reduction in tonnage and CuEq metal in 2014 OTTR. In contrast, the 2014 OTTR Hugo North Extension Inferred mineral resource has increased in estimated tonnage by 34% (45 Mt) from the LHTR13 estimate, with a 6% increase in copper grade and a 36% increase in gold grade, resulting in a 46% increase in CuEq metal in 2014 OTTR. The 2014 OTTR CuEq formula (see note below) for Hugo North Extension accounts for a negligible drop in the overall (Measured, Indicated, and Inferred) resource tonnage (<0.1%) and CuEq metal (0.25%) relative to the LHTR13 mineral resource estimate.

The Heruga resource model has not changed; however, in 2014 OTTR, grades and tonnage have been revised as a result of changes to the CuEq calculation (see discussion below) and resultant changes to blocks selected above the CuEq cut-off grade. Revisions to the 2014 OTTR CuEq formula have had a more pronounced effect on the Heruga mineral resource estimate, with a 7% (124 Mt) drop in tonnage, a 4% drop in copper, gold, silver, and molybdenum contained metals, and a 10% drop in CuEq metal relative to LHTR13.

Table 14 – Hugo North Extension Mineral Resources Comparison

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (koz)	Ag (koz)	Mo (Mlb)	CuEq (Mlb)
2014 OTTR
Measured	1.2	1.38	0.12	2.77	38.4	1.47	36	4	105	0.1	38
Indicated	128	1.65	0.55	4.12	33.6	1.99	4,663	2,271	16,988	9.5	5,633
Measured + Indicated	129	1.65	0.55	4.11	33.7	1.99	4,698	2,276	17,091	9.6	5,670
Inferred	179	0.99	0.34	2.68	25.4	1.20	3,887	1,963	15,418	10	4,730
LHTR13
Measured	–	–	–	–	–	–	–	–	–	–	–
Indicated	132	1.65	0.55	4.09	35.7	2.00	4,800	2,320	17,400	10	5,810
Measured + Indicated	132	1.65	0.55	4.09	35.7	2.00	4,800	2,320	17,400	10	5,810
Inferred	134	0.93	0.25	2.44	23.6	1.09	2,760	1,080	10,500	7.0	3,230
Absolute Difference (2014 OTTR – LHTR13)
Measured	–	–	–	–	–	–	–	–	–	–	–
Indicated	–4	0.00	0.00	0.03	–2.1	–0.01	–137	–49	–412	–0.9	–177
Measured + Indicated	–3	0.01	0.00	0.06	–1.7	0.01	–102	–44	–309	–0.8	–140
Inferred	45	0.06	0.09	0.24	1.8	0.11	1,127	883	4,918	3.0	1,500
Percentage Difference (2014 OTTR – LHTR13)
Measured	–	–	–	–	–	–	–	–	–	–	–
Indicated	–3%	0%	0%	1%	–6%	0%	–3%	–2%	–2%	–9%	–3%
Measured + Indicated	–2%	1%	0%	1%	–5%	0%	–2%	–2%	–2%	–8%	–2%
Inferred	34%	6%	36%	10%	8%	10%	41%	82%	47%	43%	46%

Notes:

•	Entrée has a 20% interest in mineralization extracted from the Hugo North Extension deposit.

•	LHTR13:

o
CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.  Silver is not included in the CuEq calculation.

o	The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

•	2014 OTTR:

o	Effective date for the mineral resources for Hugo North Extension is 28 March 2014.

o	The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by OTLLC.

o	CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold and $20.37/oz for silver).

▪	HNE CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.913) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462)

•	The contained copper, gold, silver and molybendum in the table have not been adjusted for metallurgical recovery.

•	Totals may not match due to rounding.

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

•	The mineral reserves are not additive to the mineral resources.

Table 15 – Heruga Mineral Resource Comparison

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (koz)	Ag (koz)	Mo (Mlb)	CuEq (Mlb)
2014 OTTR
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,610	20,428	75,955	424	24,061
LHTR13
Inferred	1,824	0.38	0.36	1.35	110.4	0.67	15,190	21,200	79,400	444	26,850
Absolute Difference (2014 – 2013)
Inferred	–124	0.01	0.01	0.04	2.8	–0.03	–580	–772	–3,445	–19	–2,789
Percentage Difference (2014 / 2013)
Inferred	–7%	3%	4%	3%	3%	–4%	–4%	–4%	–4%	–4%	–10%

Notes:

•	Entrée has a 20% interest in mineralization extracted from the Heruga deposit.

•	LHTR13:

o
CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.  Silver is not included in the CuEq calculation.

o	The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

•	2014 OTTR:

o	Effective date for the mineral resource for Heruga is 30 March 2010.

o	The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by OTLLC.

o	CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum).

•	Heruga CuEq% = Cu% + (( Au (g/t) x 1,250 x 0.0321507 x 0.911) + ( Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)

•	The contained copper, gold, silver, and molybdenum in the table have not been adjusted for metallurgical recovery.

•	Totals may not match due to rounding.

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral reserve and resource estimates presented above have been calculated in accordance with NI 43-101 as required by the Canadian securities regulatory authorities, which differ from the standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of U.S. companies filed with the SEC. See, "Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates".

Hugo North Extension Deposit

The Hugo North Extension deposit within the Joint Venture Property contains copper–gold porphyry-style mineralization associated with Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

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

Heruga Deposit

The Heruga deposit within the Joint Venture Property contains copper-gold-molybdenum porphyry style mineralization hosted in Devonian basalts and Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by Qmd stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 metres below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized Qmd.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is a significant carapace-like zone of molybdenum mineralization (100 ppm to 1,000 ppm) in the form of molybdenite.

CuEq Formula Derivation

Copper equivalence formulas incorporate copper, gold, and silver for Hugo North Extension, and also molybdenum for Heruga. The assumed metal prices in LHTR13 are $1.35/lb for copper, $650/oz for gold and $10.00/lb for molybdenum. Silver was not included in the CuEq calculation. The assumed metal prices in 2014 OTTR are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum.

Copper estimates are expressed in the form of percentages (%), gold and silver are expressed in grams per tonne (g/t), and molybdenum is expressed in parts per million (ppm).

Metallurgical recovery for gold, silver, and molybdenum are expressed as a percentage relative to copper recovery. In LHTR13 a single formula was used for Hugo North including Hugo North Extension and the same formula was used for Heruga with the addition of a factor for molybdenum. In 2014 OTTR the metallurgical recovery factor varies for each deposit.

Sampling, Analysis and Security – Joint Venture Property

Split core samples were prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia. The prepared pulps were then shipped by air under the custody of OTLLC to Ulaanbaatar, where they were assayed at a laboratory (lab) facility operated by SGS Mongolia.

The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material ("SRM") samples (one less than 2% copper and one greater than 2% copper if higher-grade mineralization is present based on visual estimates).  These were generally small and not consistent and therefore considered acceptable. OTLLC’s sample preparation, analytical and QA/QC procedures and the sample security measures in place during resource drilling adhered to industry standards and the drill samples are considered acceptable for resource estimation purposes.

2014 OTTR Reserve Case Development Plan

The reserve case discussed in LHTR13 and updated in 2014 OTTR (the "Reserve Case"), using Proven and Probable mineral reserves, sets out the likely path of initial mine development and includes nine open pit stages at SOT and the initial underground block cave (Lift 1) at Hugo North (including the Entrée-OTLLC Joint Venture’s Hugo North Extension). The Reserve Case assumes the processing of 1.5 billion tonnes of ore over a 41 year period at 100 ktpd from the Hugo North (including Hugo North Extension) and SOT deposits (Table 16). Plans for the further development of Lift 1 are at the feasibility stage.

TRQ reported in the 2014 OTTR that in August 2013, development of the underground mine was suspended to allow matters between OTLLC, TRQ, Rio Tinto and the Government of Mongolia to be resolved. Further underground development is subject to resolution of OTLLC shareholder issues including the tax dispute described above, approval of OTFS14 by OTLLC’s shareholders and acceptance by the Mongolian Minerals Council, agreement of a comprehensive funding plan including project finance, and receipt of all necessary permits. The project financing is subject to the unanimous approval of the OTLLC board of directors, which includes representatives from the Government of Mongolia.

This delay has in turn postponed the timing of decisions relating to any expansions of the underground operations. The 2014 OTTR production estimates assumed early works recommenced in the third quarter of 2014. This has yet to occur as of the date of the filing of this Annual Report. There can be no assurance that outstanding shareholder matters will be resolved in a satisfactory manner or that Oyu Tolgoi project financing will be available on the currently proposed terms, or at all, or within a reasonable time frame to permit development of the underground mine, including the Hugo North Extension deposit and the Heruga deposit, within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi project financing will be obtained.

Highlights of the Reserve Case include:

•	Underground block cave mine production remains at 95 ktpd.

•	The plant rate remains at the nominal 100 ktpd.

•
Underground ore handling will be conveyed to surface via decline, which opens the project to additional production flexibility and future optionality. The mine plan still makes use of the existing shafts and the planned shafts that are defined in LHTR13. The combined capacity of the decline conveyor and shafts will be 130-140 ktpd.

•	Increased dilution and draw point losses have negatively impacted the OTLLC licence side more that the Entrée-OTLLC Joint Venture side.

•	Several alternative production cases are also discussed in 2014 OTTR (see below), which if implemented would allow for continuous improvement in plant throughput and plant expansions up to 350 ktpd.

Table 16 – Entrée-OTLLC Joint Venture Summary Production and Financial Results

Description	Units	LHTR13 Reserve Case	2014 OTTR Reserve Case
Total Mineral Reserve Inventory (entire Lift 1 and SOT)
Production Rate (average)	Mtpa	36.5	36.5
Total Processed – OTLLC & Joint Venture	billion t	1.5	1.5
Metal Prices
Copper	$/lb	2.87	3.08
Gold	$/oz	1,350	1,304
Silver	$/oz	23.50	21.46
Entrée-OTLLC Joint Venture Property Results
Processed	Mt	31	35
NSR	US$/t	95.21	99.69
Cu Grade	%	1.73	1.59
Au Grade	g/t	0.62	0.55
Ag Grade	g/t	3.74	3.72
Copper Recovered	billion lb	1.1	1.1
Gold Recovered	Moz	0.5	0.5
Silver Recovered	Moz	3.2	3.6
NPV5% After Tax (long-term prices) (Entrée’s 20% interest only)	US$M	110	102

Notes:

•	Entrée has a 20% interest in Entrée-OTLLC Joint Venture Property mineralization. Unless otherwise noted above, results are for the entire Entrée-OTLLC Joint Venture.

•
LHTR13 metal prices used for calculating the financial analysis are as follows: long-term copper at $2.87/lb; gold at $1,350/oz; and silver at $23.50/oz.  2014 OTTR metal prices used for calculating the financial analysis are as follows: long-term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
In LHTR13, for mine planning the metal prices used to calculate block model NSR were copper at $2.81/lb; gold at $970/oz; and silver at $15.50/oz. The NSR shown above for 2014 OTTR was calculated by Entrée from the OTFS14 financial model, usines the following metal prices: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

•	Underground (including some mining costs) costs used to determine cut-off grades are based on $15.34/t in LHTR13 and $15.00/t in 2014 OTTR.

•
For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes Indicated mineral resources below the resource cut-off grade. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

•	In 2014 OTTR, for Hugo North Extension, Measured and Indicated mineral resources were used to report Probable mineral reserves. In LHTR13, no Measured mineral resources were reported.

•	The mineral reserves reported above are not additive to the mineral resources.

•
The LHTR13 economic analysis has been calculated from the start of 2012.  In 2014 OTTR, economic analysis has been calculated from the start of 2015 and excludes 2014. Costs shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management fees, tax pre- payments, forex adjustments, exploration phase expenditure.

•	Entrée’s after tax NPV8% shown above for 2014 OTTR was calculated by Entrée using the OTFS14 financial model.

The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the mineral reserve areas in the Oyu Tolgoi project. The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.

Using the OTFS14 financial model, the Company calculated that the impact on Entrée’s after tax NPV8% from the 2014 OTTR would be an approximate decrease of $8 million from $110 million reported in LHTR13 to $102 million. This is mainly due to a development delay on the Hugo North (including Hugo North Extension) block cave and a subsequent two year delay on the Hugo North Extension ore. The NPV8% case is also impacted by more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of cave ramp-up.

The Hugo North (including Hugo North Extension) block cave is scheduled to commence in 2019 with Lift 1 Entrée-OTLLC Joint Venture development scheduled to start in 2020 (previously 2019).  Entrée-OTLLC Joint Venture cave production is scheduled to commence in 2025 (previously 2023). Peak production from Hugo North Extension would be reached in 2030 with an estimated production of 8.3 Mt at 1.82% copper and 0.69 g/t gold. Production from Lift 1 at Hugo North Extension is estimated to last until approximately 2033. Underground development at Oyu Tolgoi is currently halted and the timing of development and production is subject to change.

Capital costs (excluding sustaining) for development of the entire Hugo North (including Hugo North Extension) underground block cave are estimated at $4.9 billion – approximately $255 million of which will be the responsibility of Entrée. Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.

A plan showing Hugo North (including Hugo North Extension) Lifts 1 and 2 relative to the mining licence boundaries is shown in Figure 9 below.  Figure 10 shows an isometric view of the two lifts.

Figure 9 –Hugo North Lift 1 (Orange) and Lift 2 (Red)

Figure 10 – Isometric View of Hugo North Lift 1 and Lift 2

2014 OTTR Alternative Production Cases

OTLLC has undertaken strategic planning work on alternative production cases that are described in the 2014 OTTR. The alternative production cases allow for continuous improvement in plant throughput and plant expansions up to 350 ktpd. Figure 11 shows the development options that have been identified by OTLLC as part of the study planning.

Figure 11. Oyu Tolgoi Project Development Options

The three alternative production cases considered are:

•	Case A: 100% plant capacity, with 5% improvement per year for five years to 140 ktpd or 51 Mtpa.

•	Case B: 125% plant capacity (Case A) with expansion to 260 ktpd or 95 Mtpa after approximately 20 years.

•	Case C: Progressive plant expansion to 340% plant capacity of 350 ktpd or 128 Mtpa.

Case A assumes that there is an increase in plant throughput productivity of 5% per year for five years and that the additional mines are developed resulting in approximately 74 years of production. The average throughput rate is approximately 140 ktpd or 51 Mtpa. The Reserve Case production for the entire Oyu Tolgoi Project (including the Joint Venture Property) is included in black for comparison in Figure 12.

Case B is an extension of Case A and assumes that the plant capacity is doubled after approximately 20 years to an average throughput rate of 260 ktpd or 95 Mtpa resulting in approximately 58 years of production. In Case B, Heruga development would begin approximately 30 years after commencement of Lift 1 on Hugo North (including Hugo North Extension). The Reserve Case for the entire Oyu Tolgoi project (including the Joint Venture Property) (black) and alternative production Case A (purple) are included for comparison in Figure 13.

Case C assumes that there are progressive plant expansions to a rate of 350 ktpd or 128 Mtpa. With each successive expansion case there is a reduction of the mine life that would necessitate the success of further exploration to continue production. In Case C, this would be required to bring the exploration potential to production in approximately 30 years. In Case C, Heruga development would begin approximately 12 years after commencement of Lift 1. Both scenarios could have a significant impact on project economics. The Reserve Case for the entire Oyu Tolgoi project (including the Joint Venture Property (black), alternative production Case A (purple), and alternative production Case B (orange) are included for comparison in Figure 14.

Total annual production is 59.0 Mtpa from the SOT open pit and Hugo North (including Hugo North Extension) Lift 1.

Figure 12 – Alternative Production Case A

Figure 13 – Alternative Production Case B

Figure 14 – Alternative Production Case C

Entrée is currently examining the alternative production scenarios and associated expansion options identified in 2014 OTTR. If the results of such examination lead Entrée to believe that there is a more likely development scenario for the Joint Venture Property than the Reserve Case, Entrée will issue a press release and file a new technical report as required under NI 43-101.

Entrée-OTLLC Joint Venture Future Work

Exploration and development of the Joint Venture Property is under the control of Rio Tinto on behalf of manager OTLLC. The future work recommendations in the 2014 OTTR, although focussed on the Oyu Tolgoi licence, will be of benefit to Entrée as they will include examination of the Joint Venture Property.

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

The Investment Agreement recognized that the reliable supply of electrical power is critical to the mine. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after OTLLC begins commercial production. The Investment Agreement established that: (a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi; and (b) all of the mine’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. On August 14, 2014, Turquoise Hill announced that OTLLC had signed a Power Sector Cooperation Agreement with the Government of Mongolia, which provides for an open, international tender process to identify and select an independent power provider to privately fund, construct, own and operate a power plant to supply electricity, with Oyu Tolgoi as the primary customer.  Full evaluation of the independent power producer option was expected to take 9-12 months.

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

OTLLC will benchmark its water conservation efforts against other mines by assessing factors such as quantified water consumption per tonne of concentrate produced. The current water budget is based on the use of 550 L/t, which compares favourably with other large operations in similar arid conditions. OTLLC is committed to water conservation.

It is also assumed that no water will become available through mine dewatering. Although the need for mine dewatering at a rate of up to 90 L/s is predicted, this will be at a key stage of the mine development, and the actual flow could be lower. The total site design water demand ranges from a low of 465 L/s in spring to a high of 1,205 L/s in winter.

Concentrate Marketing

Long-term sales contracts have been signed for 92% of the Oyu Tolgoi mine’s expected concentrate production in 2015 with the remaining volume committed to one customer.  Discussions are ongoing to place volumes from 2015 onwards as some of the existing contracts start to expire from the end of 2015.

Socio-economic Aspects of Mine Closure Plan

The preliminary mine closure and reclamation plan includes provisions to ensure that adverse socio-economic impacts of mine closure are minimized and positive impacts are maximized. To this end, OTLLC has planned that allowances will be incorporated into the annual mine operations budget starting 10 years before mine closure to address the costs of:

•	Lost employment by the mine workforce.

•	Adverse effects on supply chain businesses and downstream businesses, affected communities, public services, and infrastructure.

•	Promoting ongoing sustainability among affected stakeholders and communities.

The details of additional socio-economic aspects of a conceptual mine closure plan have not yet been fully developed and are the subject of work to be done in the near future.

Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

Shivee West – Exploration

In 2011, RC drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone ("Argo Zone") was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone was partly defined by six RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over four metres and 19.3 g/t gold over three metres. Shallow gold mineralization in both zones is hosted by quartz veined felsic volcanic rocks.

In 2012, Entrée completed geological mapping, excavator trenching and sampling in the Argo/Zone III and Khoyor Mod areas. In total, 22 trenches (1,723 metres) were excavated. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling and the Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over three metres, confirming and expanding 2011 high-grade gold values.

Khoyor Mod is located approximately six kilometres south of Argo and comprises a 250 metre by 300 metre area of quartz stockwork within Devonian sediments. The stockwork is anomalous in gold (trace to 0.58 g/t) and copper (67-505 ppm) and is indicative of a porphyry target.

No exploration has been completed on Shivee West since 2012, and Entrée does not anticipate further significant exploration or development work until the current regulatory environment in Mongolia has been stabilized.

Shivee West – Sampling, Analysis and Security

Sampling programs on Shivee West have included soil, rock chip, drill core and RC samples. In 2011 and 2012 sampling was limited to RC and rock chip (trench) samples. All of the sampling was carried out by Entrée personnel or contractors.

All 2012 samples were submitted to Actlabs Asia LLC in Ulaanbaatar, Mongolia for gold analysis by fire assay/atomic absorption ("AA") methods on a 30-gram sample and for silver, copper, molybdenum, lead and zinc by 4-acid digestion/AA method.

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

NON-MATERIAL PROPERTIES

Entrée has interests in other non-material properties in the United States, Australia and Peru as follows.  For additional information regarding these non-material properties, including Entrée’s ownership interest and obligations, see the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2014, which is available on SEDAR at www.sedar.com.

•
Lordsburg Property, New Mexico.  The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico.  Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  No work was completed in 2014.  Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

•
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

•
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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Overview

We are an exploration stage resource company engaged in exploring mineral resource properties. We have interests in exploration and development properties in the United States, Mongolia, Australia and Peru. Our two principal advanced assets are our Ann Mason Project in Nevada and our interest in the Lookout Hill property in Mongolia.

The Ann Mason Project includes the Ann Mason and the Blue Hill deposits, which host Indicated (Ann Mason) and Inferred mineral resources. The Company reported the results of the Ann Mason deposit PEA on October 24, 2012.

The Lookout Hill property includes mineral resources at the Hugo North Extension deposit and Heruga deposits.  The resources at Hugo North Extension include a Probable reserve, which is included in Lift 1 of the Oyu Tolgoi underground block cave mining operation. Lift 1 of the Hugo North Extension deposit is scheduled to generate first development production in 2020, although underground development at Oyu Tolgoi is currently halted. A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

Our financial statements for the years ended December 31, 2014, 2013, and 2012 have been prepared in accordance with U.S. GAAP. The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss.  The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

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

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, the recoverability of deferred tax assets, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

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

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements for the year ended December 31, 2014. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with U.S. GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred.

Changes in Accounting Policies

In June 2014, the FASB issued ASU No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation". This ASU does the following, among other things: (1) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders' equity; (2) eliminates the need to label the financial statements as those of a development stage entity; (3) eliminates the need to disclose a description of the development stage activities in which the entity is engaged; and (4) amends FASB ASC 275, "Risks and Uncertainties", to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and early adopted for the period beginning on April 1, 2014.

A detailed summary of all of the Company’s significant accounting policies, changes in accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2014.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012, and the related notes thereto, which have been prepared in accordance with U.S. GAAP. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report on Form 20-F. This discussion contains "forward-looking statements" that are subject to risk factors set out under the heading "Item 3. Key Information – D. Risk Factors".  See "Cautionary Note Regarding Forward-Looking Statements" above.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Total Revenues	$-	$-	$-
Net Loss	(8,669,188)	(11,422,025)	(15,196,129)
Net loss per share, basic and diluted	(0.06)	(0.08)	(0.12)
Working capital	32,603,711	46,394,496	4,699,256
Total assets	79,690,498	97,395,105	64,173,530
Total long term liabilities	44,269,904	50,956,860	15,286,041
(1) Working Capital is defined as Current Assets less Current Liabilities.

For the year ended December 31, 2014, net loss was $8,669,188 compared to $11,422,025 in the year ended December 31, 2013. During the year ended December 31, 2014, Entrée incurred lower operating expenditures primarily due to a combination of lower general and administration expense and higher foreign exchange gains. As at December 31, 2014, working capital was $32,603,711 compared to $46,394,496 as at December 31, 2013. The decrease in working capital is primarily the result of cash used in operations during the period. As at December 31, 2014, total assets were $79,690,498 compared to $97,395,105 as at December 31, 2013. The decrease in total assets over the prior year is primarily the net effect of a decrease in working capital described above. As at December 31, 2014, total long term liabilities were $44,269,904 compared to $50,956,860 as at December 31, 2013. The decrease in long term liabilities over the prior year is largely due to a decrease in deferred income tax liabilities and decreased deferred revenue resulting from unrealized foreign currency translation gains.

REVIEW OF OPERATIONS

Results of operations are summarized as follows:
	Year Ended December 31, 2014	Year Ended December 31, 2013

Exploration	$9,018,994	$5,808,316
General and administrative	3,936,413	5,510,641
Consultancy and advisory fees	830,623	1,941,130
Impairment of mineral property interests	552,095	437,732
Interest expense	264,869	260,453
Stock-based compensation	251,390	1,422,297
Loss from equity investee	107,907	146,051
Depreciation	65,517	102,941
Fair value adjustment of asset backed
commercial paper	-	(147,564)
Gain on sale of mineral property interest	(28,096)	(451,892)
Current income tax expense (recovery)	(123,255)	319,112
Interest income	(295,023)	(431,596)
Foreign exchange gain	(1,978,854)	(1,113,728)
Deferred income tax recovery	(3,933,392)	(2,381,868)
Net loss	$8,669,188	$11,422,025

Exploration expenditures are summarized as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013

US	$7,066,997	$3,940,264
Mongolia	1,672,341	1,355,493
Other	315,549	807,235
Total costs	9,054,887	6,102,992
Less stock-based compensation	(35,893)	(294,676)
Total expenditures, cash	$9,018,994	$5,808,316

UNITED STATES

Ann Mason Project, Nevada

The Ann Mason Project, located in the Yerington District of Nevada, is one of Entrée’s core advanced assets.  With the completion of a positive PEA in 2012, Entrée began evaluating the most efficient and effective way of advancing the Ann Mason Project towards prefeasibility. A prefeasibility drill program was undertaken between August 2014 and late January 2015.  Entrée commenced a prefeasibility metallurgy program in the first quarter of 2015 and plans to release an updated resource estimate for the Ann Mason deposit and an updated PEA in the second quarter of 2015. In addition, the Company is considering strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project. To date, excluding any capitalized mineral property acquisition costs, Entrée has expended approximately $27.1 million on the Ann Mason Project.

From April to July 2013, Entrée completed 993 metres of RC pre-collar drilling and 2,159 metres of core drilling in five holes to test the Ann Mason and Blue Hill deposits and other nearby exploration targets. Holes varied in depth from 502 to 811 metres.

At the Ann Mason deposit, core drilling in 2013 was designed to test for extensions of mineralization within the current pit design, primarily along the northeast and northwest margins of the deposit. Three of the five core holes drilled at Ann Mason extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. Near the east end of the deposit, hole EG-AM-13-035 intersected 220 metres (from 262 metres depth) averaging 0.30% copper, 0.07 g/t gold and 1.70 g/t silver. Included within the intersection is a higher-grade interval of 100 metres grading 0.43% copper, 0.11 g/t gold and 2.75 g/t silver. Drill holes EG-AM-13-033 and 034, on the northeast side of the deposit, returned 310 metres of 0.21% copper and 46.0 metres of 0.27% copper, respectively and extend copper mineralization up to 250 metres northeast of the current mineral resource. Ann Mason mineralization remains open in several directions and further drilling programs will be needed to test this potential.

Two shallow, widely-spaced RC holes (totaling 180 metres) were completed about 500 to 900 metres to the west of Ann Mason to test a new, near-surface oxide copper target. Holes EG-AM-13-038 and 039 encountered narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. Deeper sulphide potential below these holes remains untested.

2013 drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault. Although most recent drill holes mainly tested oxide mineralization, two diamond holes (EG-BH-11-019 and 021) were drilled east of the oxide copper zone to test deeper sulphide copper potential. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions. Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.

Hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected a near-surface zone of copper-oxide mineralization assaying an average of 0.28% copper over 13.8 metres from a depth of 22.2 metres.

Baseline environmental studies commenced in the second quarter of 2013, and included wildlife, biology, archaeology and cultural surveys and WOUS delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS submission to the US Corps of Engineers. An amendment to expand Entrée’s existing PlanOp and minor modification of its Permit, were accepted by the NDEP and the BLM in early 2014. An additional bond, in the amount of $31,276, was posted by Entrée in June 2014. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. The US Corps of Engineers has verbally approved the WOUS report finding of no wetlands subject to US Corps of Engineers jurisdiction within the Ann Mason Project area but are now waiting for United States Environmental Protection Agency approval.

On July 16, 2014, the Company announced the commencement of an approximately $5 million prefeasibility drill program, designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program was completed in late January 2015 and comprised 40 holes and a total of approximately 19,265 metres combined RC pre-collars and core.

RC pre-collars were generally restricted to barren, overlying volcanics.  Drilling changed to HQ  diameter core which was continually sampled over two metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core.  Depths of holes ranged from 275 metres to 885 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.

Samples were submitted to ACME Labs in Reno and Elko for sample preparation and forwarded by ACME to their laboratory in Vancouver for analysis. Prepared standards, blanks and duplicates were inserted at the project site to monitor the quality control of the assay data.  Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015.  Highlights include:

•	EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper;

•	EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper;

•	EG-AM-14-046, the eastern-most drill hole, with 112.3 metres of 0.34% copper;

•	EG-AM-14-050, with 176 metres of 0.35% copper;

•	EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 g/t gold over 200 metres;

•	EG-AM-14-059, with 466 metres of 0.31% copper;

•	EG-AM-14-065 with 150 metres of 0.38% copper;

•	EG-AM-14-067, with 377 metres of 0.32% copper;

•	EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper; and

•	EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.

Of the 40 holes, 25 ended in mineralization (copper values greater than the 0.15% copper cut-off).  Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected.  Only one hole, EG-AM-14-049, drilled along the northernmost border of the Phase 5 pit, failed to return any significant results.

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies. The Shamrock and Ann South targets comprise several small-scale historical mines and skarn-related copper showings in the southeast portion of the project.

For the year ended December 31, 2014, Ann Mason Project expenditures were $6,950,618 compared to $3,807,805 during the year ended December 31, 2013. The higher expenses in the year ended December 31, 2014 resulted primarily from an increase in drilling activities.

Lordsburg, New Mexico

On May 2, 2012, Entrée entered into an agreement (the "Purchase Agreement") to purchase a 100% interest in two porphyry copper targets in New Mexico – the Lordsburg property and the Oak Grove property.  In September 2013 Entrée abandoned the Oak Grove property and recorded an impairment of mineral property interests of $437,732.

Pursuant to the Purchase Agreement, Entrée paid $100,000 and issued 500,000 common shares of the Company. The Lordsburg property is subject to a 2% NSR royalty, which may be bought down to 1% for $1 million if the buydown option is exercised on or before January 1, 2015. The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension. The buydown price and extension payments are payable in cash or a combination of cash and common shares at Entrée’s election.

The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. Future drilling will be directed towards expanding the existing drill defined copper and gold zone.  No exploration work was completed in 2013 or 2014.

The proposed Plan of Operations for Lordsburg has been approved by the BLM and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals. The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration provides for drilling on 65 additional sites and 28.2 acres of surface disturbance.

MONGOLIA

Lookout Hill – Joint Venture Property

In mid-December 2012 a drill hole was collared at the north end of Heruga on the Javhlant licence but directed northwest onto the Oyu Tolgoi licence. In early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence. No exploration has been completed by OTLLC on the Joint Venture Property since February 2013 and no work is currently planned for 2015.

Since formation, and as of December 31, 2014, the Entrée-OTLLC Joint Venture had expended $26.9 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée’s behalf the required cash participation amount of $6.4 million, equal to 20% of the $26.9 million incurred to date, plus interest at prime plus 2%.

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

No work has been completed on Shivee West in the year ended December 31, 2014. The Company does not anticipate significant exploration and development on Shivee West until the current regulatory environment in Mongolia has been stabilized.

For the year ended December 31, 2014, Shivee West expenses were $1,672,341 compared to $1,355,493 during the year ended December 31, 2013. The higher expenses in 2014 compared to 2013 resulted from higher legal fees and sales taxes, penalties and interest expenses, partially offset by lower personnel expenses and travel fees.

AUSTRALIA

Blue Rose Joint Venture

Entrée has a 55.32% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 44.68% interest. The property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement. The joint venture covers tenement EL5129, which was granted on July 19, 2012, for a 3-year term.

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty Ltd ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG’s future issued capital. On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up; a liquidator has been appointed. In October 2013, pursuant to an agreement whereby a third party acquired the Blue Rose joint venture’s iron ore rights from BMG, Entrée received the first of two cash payments of A$475,478 plus GST.  The third party is currently in breach of this agreement as a consequence of failing to make the second required payment.

Soil sampling was completed by the joint venture in August 2011 over the Golden Sophia shallow gold target. The survey confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.

On October 23, 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. Native title agreements must be concluded with claimants prior to any exploration on the joint venture license. Native title agreements have been signed with the Wilyakali and Ngadjuri groups.

During the year ended December 31, 2014, the Company recorded an impairment of mineral property interests of $552,095.

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

The property consists of seven concessions totaling 4,400 ha which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. Further exploration (geophysics and drilling) is dependent on receipt of the Supreme Decree.  As a first step in obtaining the Supreme Decree, a joint military inspection of the property took place on September 12, 2013. The military submitted a favorable written opinion to the General Secretary of the Ministry of Defense on September 15, 2013. During 2014, Entrée held several meetings with the local village to discuss completion and registration of a community economic and land use agreement.

For the year ended December 31, 2014, Lukkacha expenses were $78,925 compared to $134,454 during the year ended December 31, 2013.

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2014, general and administrative expense, excluding foreign exchange gains and losses and before stock-based compensation, was $3,936,413 compared to $5,510,641 during the year ended December 31, 2013 and compared to $4,295,800 during the year ended December 31, 2012. The decrease in 2014 was due primarily to decreases in personnel expenses, legal fees and travel expenses compared to 2013.

STOCK-BASED COMPENSATION

For the year ended December 31, 2014, stock-based compensation expense was $251,390 compared to $1,422,297 during the year ended December 31, 2013 and compared to $1,207,878 during the year ended December 31, 2012. During the year ended December 31, 2014, 2,815,000 options were granted with a fair value of $251,390, compared to 7,560,000 options that were granted with a fair value of $1,421,371 during the year ended December 31, 2013, and compared to 1,882,000 options that were granted with a fair value of $1,124,930 during the year ended December 31, 2012.

INTEREST INCOME AND EXPENSE

For the year ended December 31, 2014, interest expense was $264,869 compared to $260,453 during the year ended December 31, 2013 (December 31, 2012 - $229,359). Interest expense is due to accrued interest on the OTLLC loan payable. For the year ended December 31, 2014, interest income was $295,023 compared to $431,596 for the year ended December 31, 2013 (December 31, 2012 - $190,449). The Company earns interest income on its invested cash.

VALUATION OF LONG-TERM INVESTMENT

Equity Method Investment

Entrée accounts for its interest in a joint venture with OTLLC as a 20% equity investment. As at December 31, 2014, the Company’s investment in the Entrée-OTLLC Joint Venture was $93,914 (December 31, 2013 - $96,367). The Company’s share of the loss of the Entrée-OTLLC Joint Venture was $107,907 for the year ended December 31, 2014 (December 31, 2013 - $146,051; December 31, 2012 - $1,012,156) plus accrued interest expense of $264,869 for the year ended December 31, 2014 (December 31, 2013 - $260,453; December 31, 2012 - $229,359). The decrease in the loss from equity investee for the year ended December 31, 2014 compared to last year was due to decreased exploration expenses incurred by the Entrée-OTLLC Joint Venture in the period.

OUTLOOK

Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia. In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets. These efforts have resulted in the consolidation of the Ann Mason Project in Nevada and the acquisition of the Lordsburg property in New Mexico. The commodities Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until the Joint Venture Property in Mongolia is brought into production or it builds and operates a mine on one or more of its other mineral properties. As at December 31, 2014, Entrée had working capital of approximately $32.6 million. Entrée’s average monthly operating expenses for the year ended December 31, 2014, were approximately $1,054,000, including exploration, general and administrative expenses and investor relations expenses.

SELECTED QUARTERLY DATA

	Three Months Ended December 31, 2014	Three Months Ended September 30, 2014	Three Months Ended June 30, 2014	Three Months Ended March 31, 2014

Exploration	$4,465,219	$2,268,197	$757,325	$1,564,146
General and administrative	1,183,067	844,646	980,107	1,144,090
Consultancy and advisory fees	133,687	177,194	234,070	285,672
Impairment of mineral property interests	-	552,095	-	-
Depreciation	14,405	16,277	17,160	17,675
Gain on sale of mineral property interest	-	-	(28,096)	-
Foreign exchange loss (gain)	(662,619)	(1,126,822)	882,044	(1,071,457)
Loss from operations	(5,133,759)	(2,731,587)	(2,842,610)	(1,940,126)
Interest income	35,559	79,174	97,064	83,226
Interest expense	(67,749)	(66,735)	(65,524)	(64,861)
Loss from equity investee	(28,974)	(29,369)	(28,772)	(20,792)
Current income tax recovery (expense)	(10,124)	-	246,609	(113,230)
Deferred income tax recovery (expense)	2,141,233	1,348,919	(332,558)	775,798
Net loss	$(3,063,814)	$(1,399,598)	$(2,925,791)	$(1,279,985)

Loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.02)	$(0.01)

	Three Months Ended December 31, 2013	Three Months Ended September 30, 2013	Three Months Ended June 30, 2013	Three Months Ended March 31, 2013

Exploration	$1,426,239	$1,168,327	$1,904,636	$1,603,790
General and administrative	1,626,040	1,047,875	1,190,851	2,773,496
Consultancy and advisory fees	309,462	320,567	324,175	986,926
Impairment of mineral property interests	-	-	437,732	-
Depreciation	22,570	24,831	26,704	28,836
Gain on sale of mineral property interest	(451,892)	-	-	-
Foreign exchange loss (gain)	(765,656)	662,337	(892,725)	(117,684)
Loss from operations	(2,166,763)	(3,223,937)	(2,991,373)	(5,275,364)
Interest income	126,664	140,418	100,948	63,566
Interest expense	(66,331)	(65,313)	(64,553)	(64,256)
Gain (loss) from equity investee	(29,756)	(23,049)	19,683	(112,929)
Fair value adjustment of asset backed
commercial papers	-	-	147,564	-
Current income tax expense	(319,112)	-	-	-
Deferred income tax recovery	1,331,336	241,279	512,114	297,139
Net loss	$(1,123,962)	$(2,930,602)	$(2,275,617)	$(5,091,844)

Loss per share, basic and diluted	$(0.01)	$(0.02)	$(0.02)	$(0.04)

Exploration costs were higher in the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to an increase in drilling activity on the Ann Mason Project and higher sales taxes, partially offset by lower personnel and stock-based compensation expenses during the year ended December 31, 2014. General and administrative costs, excluding stock-based compensation changes, were approximately 29% lower in the year ended December 31, 2014 compared to the year ended December 31, 2013. This decrease is primarily attributable to decreased personnel expenses and legal fees. During the three months ended September 30, 2014, the Company recorded an impairment of mineral property interests of $552,095 on the Blue Rose joint venture property. During the three months ended June 30, 2014, Entrée sold its interest in the Mystique property for proceeds of $28,096, net of taxes. During the three months ended December 31, 2013, Entrée received a cash payment of $451,892 pertaining to an agreement whereby a third party acquired the Blue Rose joint venture iron ore rights. During the three months ended March 31, 2013, the Company incurred consultancy and advisory fees of $936,926 related to the Sandstorm financing package. Loss from equity investee was lower in the year ended December 31, 2014 compared to the year ended December 31, 2013 due to decreased expenditures on the Joint Venture Property. During the year ended December 31, 2014, Entrée recorded deferred income tax recovery of $3,933,392 compared to deferred income tax recovery of $2,381,868 during the year ended December 31, 2013.

B.	Liquidity and Capital Resources

To date, Entrée has not generated revenues from its operations, has been dependent on equity and production-based financings for additional funding and is considered to be in the exploration stage. Working capital on hand at December 31, 2014 was $32,603,711. Cash was $33,517,096 at December 31, 2014. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm which will be used to advance the Ann Mason Project, support operations in Mongolia and for general working capital requirements. In the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs on the Joint Venture Property, with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. As at December 31, 2014, the total amount that OTLLC has contributed to costs on the Company’s behalf, including interest, is $6.4 million.

Operating activities

Cash used in operations was $12,617,637 for the year ended December 31, 2014 compared to the cash provided by operations of $27,979,150 for the year ended December 31, 2013. This decrease is primarily due to cash proceeds of $40 million received from the Funding Agreement with Sandstorm during the year ended December 31, 2013.

Financing activities

Cash provided by financing activities during the year ended December 31, 2014 and 2013 and common shares issued for cash were as follows:

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Shares	Amount	Shares	Amount

Private placement	-	$-	17,857,142	$9,722,897
Share issuance costs	-	-	-	(86,636)
	-	$-	17,857,142	$9,636,261

The 2013 private placement was part of the Sandstorm financing package.

Investing activities

During the year ended December 31, 2014, Entrée made payments of $100,000 related to mineral property acquisitions (December 31, 2013 – $50,000). During the year ended December 31, 2014, Entrée received cash proceeds of $83,428 on the release of reclamation deposits (December 31, 2013 – $115,180) and made payments of $66,179 related to reclamation deposits (December 31, 2013 – $Nil). During the year ended December 31, 2014, Entrée expended $13,074 on equipment, primarily for exploration activities (December 31, 2013 – $7,623). During the year ended December 31, 2014, Entrée sold its interest in the Mystique property for proceeds of $28,096, net of taxes. During the year ended December 31, 2013, Entrée received cash proceeds of $5 million from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits.

Outstanding share data

As at December 31, 2014 and March 30, 2015, there were 146,984,385 common shares outstanding. In addition, as at December 31, 2014, there were 13,779,000 stock options outstanding with exercise prices ranging from C$0.21 to C$3.47 per share. As at March 30, 2015, there were 13,699,000 stock options outstanding with exercise prices ranging from C$0.21 to C$3.47 per share. There were no warrants outstanding at December 31, 2014 or at March 30, 2015.

Capital Resources

Entrée had no commitments for capital assets at December 31, 2014.

At December 31, 2014, Entrée had working capital of $32,603,711 compared to $46,394,496 as at December 31, 2013.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time global metal prices are extremely volatile.  Base metal prices and gold prices, driven by rising global demand, climbed dramatically and approached near historic highs over the past several years.  These prices have declined significantly since these recent highs.

Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries in which such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if available at all.

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

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies, but historically it has incurred the majority of its exploration costs in foreign currencies.

E.	Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for the contractual obligation noted below.

F.	Tabular Disclosure of Contractual Obligations

The following table lists, as at December 31, 2014, the Company’s contractual obligations. Entrée is committed to make lease payments totalling $563,021 over its three year office lease in Vancouver, Canada and two office, three warehouse and four accommodation leases in the United States.

	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
Office lease	$283,325	$279,696	$Nil	$Nil	$563,021
Total	$283,325	$279,696	$Nil	$Nil	$563,021

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and executive officers as at December 31, 2014.  The directors were elected by the Company’s shareholders on June 26, 2014 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

The Board adopted a majority voting policy in May 2013.  If the number of shares "withheld" from voting for the election of a nominee is greater than the number of shares voted "for" his or her election, the director must submit his or her resignation to the Chairman of the Board promptly after the shareholders’ meeting.  The Corporate Governance and Nominating Committee of the Board (the "CGNC") will consider the resignation and will recommend to the Board whether or not to accept it.  After considering the recommendations of the CGNC, the Board will make its decision as to whether to accept or reject the resignation in question and the Company will announce the Board’s decision, including any reasons for the Board not accepting a resignation, within 90 days following the shareholders’ meeting.  The policy does not apply if there is a contested director election or where the election involves a proxy battle.

The Company’s Board consisted of seven directors as at December 31, 2014.  The following is a brief account of the education and business experience of each director and executive officer, indicating each person’s principal occupation during the last five years.

Gregory Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.

Mr. Crowe is a professional geologist with more than 30 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

The Rt. Honourable Lord Howard of Lympne, Chairman and Director

The Rt. Honourable Lord Howard of Lympne ("Michael Howard" or "Lord Howard") has been a director of the Company since May 16, 2007, served as the Company’s non-executive Deputy Chairman between May 16, 2007 and June 27, 2013 and was appointed non-executive Chairman on June 27, 2013.

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

James Harris, Director

Mr. Harris has been a director of the Company since January 29, 2003, served as the Company’s non-executive Chairman between March 15, 2006 and June 27, 2013 and served as the Company’s non-executive Deputy Chairman between June 27, 2013 and February 28, 2015.

Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years’ experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange.  Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute accredited Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

Mark Bailey, Director

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is a mining executive and registered professional geologist with more than 35 years of industry experience.  Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. ("Minefinders"), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.

Lindsay Bottomer, Director

Mr. Bottomer has been a director of the Company since June 28, 2002.  He served as an executive officer of the Company between October 16, 2005 and December 31, 2013, most recently as Vice President, Business Development.

Mr. Bottomer is a professional geologist with over 40 years’ experience in global mineral exploration and development with major and junior mining companies, the last 25 years based in Vancouver, BC.  He was President and Chief Executive Officer of Silver Quest Resources Ltd. from 2001 to 2005, and a founding director of Richfield Ventures Corp. until its takeover by New Gold Inc. in June 2011 for approximately $480 million.  Mr. Bottomer has also served as Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.

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

Mr. Edwards has more than 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company. Mr. Edwards is the non-executive Chairman of the Board of AuRico Gold Inc. and AQM Copper Inc., and is a director of Scorpio Mining Corporation.  He served as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He served as President and Chief Executive Officer of Copper One Inc. from 2009 to 2011, as President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Gorden Glenn, Director

Mr. Glenn has been a director of the Company since June 18, 2012.

Mr. Glenn has over 20 years of mining, exploration and investment banking experience.  He has been the Chief Executive Officer and President of Minnova Corp. since July 2012 and also serves as Minnova’s Chairman.  Between December 2011 and April 2012 he served as Chief Executive Officer and a director of AMR Mineral Metal Inc.  Between August 2010 and December 2011, Mr. Glenn was the Managing Director of Mining Investment Banking for Desjardins Securities.  Prior to that, Mr. Glenn was the Vice President & Director of Mining Investment Banking at TD Securities.  Holding a BScH in Geological Sciences from Queen’s University in Kingston, Ontario, he started his career as a project geologist with Inmet Mining and Kennecott Canada Inc. before switching to the capital markets where he worked as a mining analyst prior to joining TD Securities in 2005.

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

Ms. Forster has over 25 years of experience in administration and management, primarily in the mining industry.  She has worked at a remote fly-in fly-out operating gold mine and within exploration and environmental consulting firms.  She was an elected director of the Association for Mineral Exploration British Columbia (AME BC) for seven years, including a term as Chair of the Board of Directors.  Ms. Forster remains active on several committees related to AME BC.  She was a founding member of the BC HR Taskforce: Exploration, Mining, Stone, Sand & Gravel, a government-industry task force struck in 2007 to address the need for skilled and qualified workers within the mining industry in BC.  She is currently Vice-Chair of the Centre of Training Excellence in Mining and an avid supporter of Resource Works. Ms. Forster holds an MBA from Simon Fraser University and is a member of AME BC, Prospectors and Developers Association of Canada, Canadian Investor Relations Institute and Canadian Society of Corporate Secretaries.

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

Robert Cinits, Vice President, Corporate Development

Mr. Cinits has been the Company’s Vice President, Corporate Development since January 1, 2014.  Prior to that, he was the Company’s Vice President, Technical Services from June 27, 2013 to December 31, 2013, and the Company’s Director of Technical Services from July, 2011 to June 26, 2013.

Mr. Cinits has extensive experience in project management and development and geological consulting.  Prior to joining the Company, Mr. Cinits was the Chief Operating Officer for MinCore Inc., a private, Toronto-based exploration company with projects in Sinaloa, Mexico, from 2007 to 2011.  From 2003 through 2006, Mr. Cinits worked for AMEC as the Manager of Geology and Mining for the Lima Peru office.  He was involved in numerous feasibility and prefeasibility studies, as well as PEAs, resource estimates and mine and project audits/reviews throughout South America and other locations worldwide.  Mr. Cinits has also worked for several consulting groups and junior mining companies since 1985.  Mr. Cinits holds a Bachelor of Science degree in Geology from the University of Toronto and is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Society of Economic Geologists.

Robert Cann, Vice President, Exploration

Mr. Cann was appointed to the position of Vice President, Exploration on August 11, 2005.

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

Conflicts of Interest

There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company’s directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

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

For the purposes of this Annual Report, "executive officer" of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

1.	a chief executive officer ("CEO");

2.	a chief financial officer ("CFO");

3.
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and

4.
any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2014, the end of the most recently completed financial year of the Company, the Company had five NEOs.

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

In the course of its annual management compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, management’s recommendations with respect to compensation, the extent to which corporate goals have been achieved, the Company’s overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to management in prior years.  General corporate goals for 2014 set by management and approved by the Board included resolving outstanding issues related to the Company’s project in Mongolia; increasing corporate development activities through evaluation of merger and acquisition opportunities as well as potential strategic investors for the Ann Mason Project; negotiating strategic acquisitions of additional ground in order to consolidate the Company’s Ann Mason Project in Nevada; and undertaking corporate restructuring in an effort to simplify and reduce costs of maintaining company infrastructure.  Specific corporate targets were not defined.

The Compensation Committee generally considers three elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance and a grant of long-term incentive stock options.  Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option based compensation represent compensation that is "at risk" depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company.  No specific formula has been developed to assign a specific weighting to each of these components.  Rather, the Compensation Committee focuses on ensuring that the total compensation package for each NEO meets the general objectives of the Company’s compensation strategy.

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

The granting of incentive stock options provides a link between management compensation and the Company’s share price.  It also rewards management for achieving results that improve Company performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the NEO; the potential dilution to shareholders and the cost to the Company; previous grants made to the NEO; option grants made to executive officers of comparable companies; and the limits imposed by the terms of the Company’s Stock Option Plan (the "Plan") and the TSX.  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to encourage and reward each NEO’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are determined by the Board at the time of grant, subject to the limits imposed by the terms of the Plan.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the NEOs and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to, among other achievements, strategic property acquisitions or divestitures, achieving corporate development or property exploration milestones, and capital raising efforts.  Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The mineral exploration and development business is extremely competitive, and the Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, regulatory matters, corporate finance and management.  Therefore, it is important that the Company provide competitive compensation to attract and retain such talent.

Since 2011, general economic malaise and market decline have been ongoing, with few signs of recovery, and junior exploration companies continue to have difficulty raising capital on favorable terms.  The Company’s share price has continued to decline, potentially primarily the result of political uncertainty in Mongolia, continued concerns with economic stability in the Eurozone, and economic uncertainty in China. Accordingly, in order to preserve capital, NEO salaries have generally been held to 2011 levels and discretionary bonuses have not been awarded, despite the fact that certain corporate objectives have been achieved, and many peer companies have increased salaries for, and awarded bonuses to, executive officers.

An exception to this was the award of discretionary bonuses to management in February 2013.  Following the February 2013 closing of the approximately $55 million financing package with Sandstorm, management proposed to the Compensation Committee that discretionary cash bonuses be awarded to management to reward them for corporate goals achieved between January 2011 and March 2013, including: raising approximately $55 million through the Sandstorm transaction, which provided the Company with strategic flexibility for existing and future business operations; the preparation of a PEA for the Ann Mason deposit, which demonstrates the viability of the deposit for advancement to pre-feasibility; preparing the first resource estimate for the Blue Hill deposit; acquiring additional key ground in order to consolidate the Company’s Ann Mason Project in Nevada; outlining a new gold target on the Company’s Shivee West property in Mongolia; and raising approximately C$16 million through a marketed short form prospectus offering in late 2011. The Compensation Committee evaluated the performance of the NEOs taking into account all of the factors described above.  At the conclusion of its management compensation evaluation, the Compensation Committee recommended that discretionary bonuses be awarded to the NEOs (which recommendation was approved by the Board).

Management has also annually proposed, and the Compensation Committee has recommended, option grants for directors, officers, employees and consultants of the Company, as a means of rewarding performance without depleting the Company’s treasury.

In August 2013, the Compensation Committee retained LaneCaputo Compensation Inc. ("LaneCaputo") to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company’s senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  LaneCaputo benchmarked the compensation arrangements of the Company’s executives and directors against a peer group of mining companies with similar operations.  The criteria that were used by LaneCaputo to develop the peer group included relevant peer companies at similar stages of development, operating in the same regional geography, and companies from approximately half of the Company’s market capitalization to roughly double the Company’s market capitalization.  Access to capital tends to determine the pay mix to a certain extent, therefore matching the development stages of peer companies is important.  The magnitude of executive compensation is also correlated to the size of an organization the executives oversee, therefore organizations with significant enough resources to warrant a prefeasibility study were included.  In addition, geographical similarity allows for a more accurate benchmarking of comparable skillsets used to manage domestic versus international operations.  The Company has operations in both arenas therefore companies with similar challenges were also included.  The following companies were in the peer group developed by LaneCaputo:

Almaden Minerals Ltd.	Midas Gold Corp.
Asanko Gold Inc.	NovaCopper Inc.
Augusta Resource Corp.	Oracle Mining Corp.
Chesapeake Gold Corp.	Paramount Gold & Silver Corp.
Copper Fox Metals Inc.	Pilot Gold Inc.
Eco Oro Minerals Corp.	Quaterra Resources Inc.
Exeter Resource Corp.	Redhawk Resources Inc.
Lumina Copper Corp.	Sabina Gold & Silver Corp.
MAG Silver Corp.	Wildcat Silver Corp.

The Compensation Committee met in December 2013 to consider the findings and recommendations of LaneCaputo.  In particular, LaneCaputo did not recommend increasing base salaries for any of the NEOs for 2014.  LaneCaputo did however recommend that a bonus pool be established, from which discretionary cash bonuses tied to the achievement of goals for 2014 could be awarded to management.  The Board accepted the Compensation Committee’s recommendation to establish a pool of C$500,000, which can be increased at the Board’s discretion in the event of exceptional work by management.  The pool does not represent a guaranteed bonus for management.  The extent to which management has achieved goals for the year will be evaluated by the Compensation Committee and the Board, and the actual amount that will be paid out, if any, will be recommended by the Compensation Committee and approved by the Board in its discretion based upon that evaluation.

In late 2014, the Compensation Committee received a proposal from management with respect to NEO compensation for 2015.  Management provided updated data from the peer group that LaneCaputo developed (excluding Lumina Copper Corp. and Oracle Mining Corp.) as well as Nevada Copper Corp., NGEx Resources Inc. and SilverCrest Mines Inc.  Management’s compensation proposal took note of the continuing halt to development at the Oyu Tolgoi underground mine in Mongolia, the continuing need to preserve capital and thus limit development of Ann Mason, and the Company’s ongoing efforts to identify a beneficial merger and acquisition opportunity.  Management’s compensation proposal also took note of the complexity of the issues that management is dealing with, the key milestones and corporate objectives that had been met during 2014, and the fact that NEO salaries have been kept to 2011 levels while some peer companies continue to provide salary increases to their executive officers.

The Compensation Committee evaluated the performance of the NEOs, taking into account the factors described above.  The Compensation Committee accepted management’s proposal, and recommended to the Board that the NEOs receive salary increases in the order of 3% effective January 1, 2015, but that no discretionary bonuses be awarded from the bonus pool.  At the Board meeting held to consider, and ultimately approve, the Compensation Committee’s recommendations, Mr. Crowe voluntarily declined his salary increase.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award.  The Board did not exercise this discretion in 2014 with respect to any NEO.

In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company’s executive compensation policies, philosophy and practices.  As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the NEOs is "at risk" and only realized through the performance of the Company over both the short-term and long-term.  The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking.  Some of the key risk mitigating features include:

•	balanced design, between fixed and variable pay and between short-term and long-term incentives;

•	consistent program design among all executive officers and within the Company as a whole; and

•	a greater reward opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained performance over time.

The Compensation Committee also had regard to the fact that the CEO retains significant personal shareholdings in the Company and therefore has a direct personal interest in the maximization of shareholder value.

The Company does not permit its executive officers or directors to hedge any of the equity compensation granted to them.

Compensation Governance

The Compensation Committee is composed of Mark Bailey (chair), Gord Glenn, James Harris and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 – Audit Committees ("NI 52-110") and under Section 803A of the NYSE MKT Company Guide.  Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company’s compensation practices and policies.  For a description of each committee member’s experience, see "Item 6. Directors, Senior Management and Employees A. Directors and Senior Management" above.

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

•
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

•	Reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors, and making recommendations to the Board in that regard;

•	Making recommendations to the Board with respect to the Plan and any other incentive compensation plans and equity-based plans;

•
Determining the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchanges and other regulatory requirements; and

•
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

The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of senior management and directors.  In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company’s senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  The following table shows the aggregate fees billed to the Company by LaneCaputo in the Company’s two most recently completed financial years.

	2014 (C$)	2013 (C$)
Executive Compensation-Related Fees(1)	$Nil	$32,000
All other fees(2)	$Nil	$0
Total:		$32,000

(1)	Aggregate fees billed by LaneCaputo for services related to determining compensation for the Company's directors and executive officers.
(2)	Aggregate fees billed by LaneCaputo for all other services.

No other compensation consultant or advisor has been retained by the Company in either of the Company’s two most recently completed financial years.

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2014, 2013 and 2012.

Name and Principal Position	Year	Salary (US$)(5)	Share-based awards (US$)	Option-based awards (1) (US$)(5)	Non-equity incentive plan compensation (US$)(2) (5)		Pension value (US$)(2)	All other compensation (US$)(4) (5)	Total compensation (US$)(5)
					Annual incentive plans	Long-term incentive plans
Gregory Crowe, President and CEO(3)	2014	$280,148	Nil	$27,986	Nil	Nil	Nil	Nil	$308,134
	2013	$305,566	Nil	$154,763	$141,030	Nil	Nil	$22,330	$623,689
	2012	$326,666	Nil	$103,729	Nil	Nil	Nil	Nil	$430,395
Bruce Colwill, CFO	2014	$211,189	Nil	$23,321	Nil	Nil	Nil	Nil	$234,510
	2013	$230,350	Nil	$114,094	$112,824	Nil	Nil	Nil	$457,268
	2012	$246,256	Nil	$86,441	Nil	Nil	Nil	Nil	$332,697
Mona Forster, Executive Vice President	2014	$210,111	Nil	$20,989	Nil	Nil	Nil	Nil	$231,100
	2013	$229,175	Nil	$100,538	$112,824	Nil	Nil	Nil	$442,537
	2012	$245,000	Nil	$86,441	Nil	Nil	Nil	Nil	$331,441
Robert Cann, Vice President, Exploration	2014	$210,111	Nil	$20,989	Nil	Nil	Nil	Nil	$231,100
	2013	$229,175	Nil	$95,095	$94,020	Nil	Nil	Nil	$418,290
	2012	$245,000	Nil	$86,441	Nil	Nil	Nil	Nil	$331,441
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2014	$211,189	Nil	$20,989	Nil	Nil	Nil	Nil	$232,178
	2013	$230,350	Nil	$105,980	$112,824	Nil	Nil	Nil	$449,154
	2012	$246,256	Nil	$86,441	Nil	Nil	Nil	Nil	$332,697

(1)
The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date.  The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies.  The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

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

(4)	Other Compensation includes amounts paid out for vacation time earned, but not taken.

(5)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2014 compensation to US$ is 1.1601 (2013 – 1.0636; 2012 – 0.9949).

The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Gregory G. Crowe	23-Dec-14	22-Dec-19	$0.21	300,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	350,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	450,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	150,000	C$0.99/US$1
Bruce Colwill	23-Dec-14	22-Dec-19	$0.21	250,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	200,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	375,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	125,000	C$0.99/US$1
Mona Forster	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	350,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	125,000	C$0.99/US$1
Robert Cann	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	325,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	125,000	C$0.99/US$1
Susan McLeod	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	375,000	C$1.02/US$1
	06-Jan-12	06-Jan-17	$1.25	125,000	C$0.99/US$1

The Company employs Mr. Gregory Crowe as President and CEO under an employment agreement dated November 1, 2003, as amended.  The agreement was for an initial term of two years, and is subject to automatic renewal for additional one year periods, unless notice is provided by the Company six months in advance of the end of the term.  Mr. Crowe is required to provide the Company with one month’s prior written notice in the event he wishes to resign.  The Company may terminate Mr. Crowe’s employment at any time without cause by providing him with a lump sum payment equal to 24 months’ salary and statutory entitlements and by causing any stock options awarded to Mr. Crowe, which have not yet vested, to vest immediately.  Mr. Crowe will be entitled to the same lump sum amount in the event he elects to terminate his employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See "Termination and Change of Control Benefits" below.

The Company employs Mr. Bruce Colwill as its CFO under an employment agreement dated December 20, 2010, as amended.  Mr. Colwill is required to provide the Company with one month’s prior notice in the event he wishes to resign.  The Company may terminate his employment without cause by providing him with a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 18-month period (collectively, the "Severance Amount").  Mr. Colwill is also entitled to the Severance Amount in the event he resigns for good reason within the one year period following a change of control.  See "Termination and Change of Control Benefits" below.

The Company employs Ms. Mona Forster as Executive Vice President and Mr. Robert Cann as Vice President, Exploration under employment agreements dated November 1, 2007, as amended.  The terms of employment for Ms. Forster and Mr. Cann are the same as those described for Mr. Colwill above.  See "Termination and Change of Control Benefits" below.

The Company employs Ms. Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended.  Ms. McLeod is required to provide the Company with one month’s prior notice in the event she wishes to resign.  The Company may terminate her employment without cause by providing her with the 18-month Severance Amount.  Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See "Termination and Change of Control Benefits" below.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Gregory Crowe	150,000	$2.86	November 22, 2015	$0	Nil	Nil
	150,000	$1.25	January 6, 2017	$0	Nil	Nil
	450,000	$0.56	March 15, 2018	$0	Nil	Nil
	350,000	$0.30	December 19, 2018	$0	Nil	Nil
	300,000	$0.21	December 22, 2019	$0	Nil	Nil
Bruce Colwill	200,000	$3.47	January 4, 2016	$0	Nil	Nil
	100,000	$2.23	July 15, 2016	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	375,000	$0.56	March 15, 2018	$0	Nil	Nil
	200,000	$0.30	December 19, 2018	$0	Nil	Nil
	250,000	$0.21	December 22, 2019	$0	Nil	Nil
Mona Forster	110,000	$2.86	November 22, 2015	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	350,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$0	Nil	Nil
	225,000	$0.21	December 22, 2019	$0	Nil	Nil
Robert Cann	110,000	$2.86	November 22, 2015	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	325,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$0	Nil	Nil
	225,000	$0.21	December 22, 2019	$0	Nil	Nil
Susan McLeod	300,000	$2.34	September 22, 2015	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	375,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$0	Nil	Nil
	225,000	$0.21	December 22, 2019	$0	Nil	Nil

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Gregory G. Crowe	$0(2)	Nil	Nil
Bruce Colwill	$0(3)	Nil	Nil
Mona Forster	$0(4)	Nil	Nil
Robert Cann	$0(4)	Nil	Nil
Susan McLeod	$0(4)	Nil	Nil

(1)
Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s common shares on the date of grant) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date).

(2)	300,000 options were awarded on December 23, 2014 at an exercise price of C$0.21. $0 vested because all of the stock options vested in full on the award date.

(3)	250,000 options were awarded on December 23, 2014 at an exercise price of C$0.21. $0 vested because all of the stock options vested in full on the award date.

(4)	225,000 options were awarded on December 23, 2014 at an exercise price of C$0.21. $0 vested because all of the stock options vested in full on the award date.

There were no options exercised by the NEOs during the most recently completed financial year.

Termination and Change of Control Benefits

Gregory Crowe

Under the terms of the employment agreement with Mr. Crowe, the Company may terminate Mr. Crowe’s employment immediately at any time prior to the expiry of the term without cause, by providing him with a lump sum payment equal to 24 months’ salary and statutory entitlements (the "Severance Payment").  Mr. Crowe is also entitled to the Severance Payment should the agreement be terminated by Mr. Crowe for Good Reason (defined below) or by Mr. Crowe within 90 days of a Change of Control (defined below) (in each of the three cases, a "Severance Payment Triggering Event").

"Change of Control" is defined as:

(i)
the acquisition by any "offeror" as defined in Part XX of the Securities Act (Ontario) of beneficial ownership of more than 20% of the outstanding voting securities of the Company, by means of a takeover bid or otherwise;

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

"Good Reason" means any circumstance in which Mr. Crowe is induced by actions of the Company to terminate his employment other than on a purely voluntary basis, and without limiting the generality of the foregoing shall include:

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

"Incumbent Director" means any member of the Board (other than Mr. Crowe) who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2014, Mr. Crowe would not have had an immediate benefit.  If a Severance Payment Triggering Event were also to have taken place, Mr. Crowe would have been entitled to an immediate payment of approximately $596,710.

Mr. Crowe would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Bruce Colwill, Mona Forster, Robert Cann, Susan McLeod

Under the terms of each of the employment agreements with Bruce Colwill, Mona Forster, Robert Cann and Susan McLeod, the Company may terminate the NEO’s employment at any time without cause by providing the NEO with a lump sum payment equal to 18 month’s salary and the aggregate amount of all other remuneration, bonuses and benefits (including the present cash value of any non-cash remuneration, bonuses or benefits) that the NEO would otherwise have received over the ensuing 18 month period (the "Severance Payment").  Each NEO, other than Ms. McLeod, is also entitled to the Severance Payment should he or she elect to resign with Good Reason (defined below) within one year of a Change of Control (defined below) (the delivery of notice of termination of employment without cause or resignation with Good Reason being, in each case, a "Severance Payment Triggering Event").  Ms. McLeod will also become entitled to the Severance Payment in the event she terminates her employment for Good Reason or she terminates her employment within 90 days of any Change of Control (in Ms. McLeod’s case, the delivery of notice of termination of employment without cause or the expiry of one month’s prior written notice of termination of employment for Good Reason or within 90 days of any Change of Control is a "Severance Payment Triggering Event").

"Change of Control" is defined as:

(i)	the sale, transfer or disposition of the Company’s assets in complete liquidation or dissolution of the Company;

(ii)
the Company amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to the Company and its affiliates (the "Group"), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)
any person or combination of persons at arm’s length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.

"Good Reason" is defined as the occurrence of any of the following without the NEO’s written consent:

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

"Incumbent Director" means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.

If a Change of Control had occurred on December 31, 2014, none of the foregoing NEOs would have had an immediate benefit.  If a Severance Payment Triggering Event had taken place:

•	Mr. Colwill would have been entitled to a payment of approximately $357,661 within 10 days of the Severance Payment Triggering Event;

•	Ms. Forster would have been entitled to a payment of approximately $348,093 within 10 days of the Severance Payment Triggering Event;

•	Mr. Cann would have been entitled to a payment of approximately $359,067 within 10 days of the Severance Payment Triggering Event; and

•
Ms. McLeod would have been entitled to a payment of approximately $348,228 immediately upon the Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the Severance Payment Triggering Event.

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

In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company’s senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  LaneCaputo recommended that effective January 1, 2014, the annual base retainer payable to non-executive directors to compensate them for acting as directors of the Company be increased from C$17,250 to C$25,000.  This recommendation was adopted by the Compensation Committee and the Board. In 2014, James Harris was paid an additional cash retainer of C$19,750 as compensation for acting as the Deputy Chairman of the Board and C$5,250 for acting as the chair of the CGNC.  Gorden Glenn received an additional C$12,500 for acting as the chair of the Audit Committee.  Alan Edwards received an additional C$5,250 for acting as the chair of the Technical Committee. Lord Howard was paid a total of C$111,4942 in 2014, which includes the C$25,000 base retainer and additional compensation for acting as the Chairman of the Board.  Mr. Bottomer, who was the Company’s Vice President, Business Development until December 31, 2013, was not paid any fees to compensate him for acting as a director in 2014.

In late 2014, the Compensation Committee recommended to the Board that effective January 1, 2015, Mark Bailey receive an additional cash retainer of C$5,250 for acting as the chair of the Compensation Committee.  Mr. Harris also voluntarily offered to reduce his additional cash retainer for acting as the Deputy Chairman of the Board by C$5,000 to C$14,750, and Lindsay Bottomer was granted the annual base retainer of C$25,000 to compensate him for acting as a director of the Company.  In February 2015, Lord Howard voluntarily offered to reduce his total annual compensation from £60,000 to £40,000 and James Harris, while retaining his role as an independent director, stepped down from his position as Deputy Chairman of the Board, both with effect from March 1, 2015.

2 Lord Howard’s compensation is negotiated and settled in British pounds sterling. The exchange rate used to convert 2014 compensation to C$ is 1.8582.

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

Stock options are generally awarded to non-executive directors when they join the Board and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the director; the potential dilution to shareholders and the cost to the Company; previous grants made to the director; option grants made to non-executive directors of comparable companies; and the limits imposed by the terms of the Plan and the TSX.

In December 2014, the Compensation Committee recommended that the Board award incentive stock options to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight as well as assisting management to meet certain objectives in 2014.  The Board approved the Compensation Committee’s recommendations, and in December 2014 awarded to each of the non-executive directors options to purchase 100,000 common shares at an exercise price of C$0.21 for five years. The terms and conditions of the grants, including vesting provisions and exercise prices, were determined by the Board at the time of grant, in accordance with the terms and conditions of the Plan.

The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey	$21,550	Nil	$9,329	Nil	Nil	$0	$30,879
James Harris	$43,100	Nil	$9,329	Nil	Nil	$0	$52,429
Michael Howard	$96,107	Nil	$9,329	Nil	Nil	$0	$105,436
Alan Edwards	$26,075	Nil	$9,329	Nil	Nil	$0	$35,404
Lindsay Bottomer(3)	$0	Nil	$9,329	Nil	Nil	$230,145	$239,474
Gorden Glenn	$32,325	Nil	$9,329	Nil	Nil	$0	$41,654

(1)	In addition to being a director of the Company, Gregory Crowe is also an NEO. For disclosure regarding Mr. Crowe’s compensation, please refer to the Summary Compensation Table above.

(2)
The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date.  The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies.  The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(3)
In addition to being a director of the Company, Lindsay Bottomer was employed until December 31, 2013 as the Company’s Vice President, Business Development.  Mr. Bottomer did not receive fees from the Company in 2014 for acting as a director.  He received option-based awards of $9,329.  Mr. Bottomer’s severance payment ($209,562) and vacation pay ($20,583) resulting from his retirement on December 31, 2013 are reported as Other Compensation.

The following table is a summary of all option-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year.  There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey	125,000	$2.86	November 22, 2015	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$0	Nil	Nil
James Harris	135,000	$2.86	November 22, 2015	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$0	Nil	Nil
Michael Howard	125,000	$2.86	November 22, 2015	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.34	June 27, 2018	$0	Nil	Nil
	100,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$0	Nil	Nil
Alan Edwards	100,000	$2.94	March 8, 2016	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$0	Nil	Nil
Lindsay Bottomer(2)	135,000	$2.86	November 22, 2015	$0	Nil	Nil
	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	275,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$0	Nil	Nil
Gorden Glenn	100,000	$0.73	June 18, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	100,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$0	Nil	Nil

(1)	In addition to being a director of the Company, Gregory Crowe is an NEO. For disclosure regarding Mr. Crowe’s option-based awards, please refer to the incentive plan awards section above.

(2)
In addition to being a director of the Company, Lindsay Bottomer was employed as the Company’s Vice President, Business Development until December 31, 2013.  Prior to January 1, 2014, Mr. Bottomer’s option-based awards were not received from the Company for acting as a director.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company (other than directors who are also NEOs).

Name(1)	Option-based awards – Value vested during the year (US$)(2)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Mark Bailey	$0(3)	Nil	Nil
James Harris	$0(3)	Nil	Nil
Michael Howard	$0(3)	Nil	Nil
Alan Edwards	$0(3)	Nil	Nil
Lindsay Bottomer	$0(3)	Nil	Nil
Gorden Glenn	$0(3)	Nil	Nil

(1)	In addition to being a director of the Company, Gregory Crowe is an NEO. For disclosure regarding Mr. Crowe’s compensation, please refer to the summary compensation table above.

(2)
Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s common shares on the date of grant) from the market price of the Company’s common shares on the date the option vested (being the closing price of the Company’s shares on the TSX on the last trading day prior to the vesting date).

(3)	100,000 options were awarded on December 23, 2014 at an exercise price of C$0.21. $0 vested because all of the stock options vested in full on the award date.

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

C.           Board Practices

The Board is currently comprised of seven directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  The current directors were elected by the Company’s shareholders at the Annual General Meeting held on June 26, 2014.

The Board adopted a majority voting policy in May 2013.  If the number of shares "withheld" from voting for the election of a nominee is greater than the number of shares voted "for" his or her election, the director must submit his or her resignation to the Chairman of the Board promptly after the shareholders’ meeting.  The CGNC will consider the resignation and will recommend to the Board whether or not to accept it.  After considering the recommendations of the CGNC, the Board will make its decision as to whether to accept or reject the resignation in question and the Company will announce the Board’s decision, including any reasons for the Board not accepting a resignation, within 90 days following the shareholders’ meeting.  The policy does not apply if there is a contested director election or where the election involves a proxy battle.

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

Disclosure of Corporate Governance Practices

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company’s approach to corporate governance is set forth below.

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

As at December 31, 2014, the Board was comprised of seven directors.  Applying the definition set out in section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A, a majority (five of the seven members) of the Board are independent.  The members who are independent are Mark Bailey, James Harris, Lord Howard, Alan Edwards and Gorden Glenn.  Gregory Crowe and Lindsay Bottomer are not independent by virtue of the fact that Mr. Crowe is an executive officer of the Company and Mr. Bottomer was an executive officer of the Company until December 31, 2013.

To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in camera session, at which non-independent directors and members of management are not in attendance.  Since the beginning of the Company’s most recently completed financial year, there have been two in camera sessions.

Lord Howard, an independent director, serves as non-executive Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.  The Board has developed a written position description for the Chairman in order to delineate the Chairman’s role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board’s agenda will enable it to successfully carry out its duties.  As Chairman, Lord Howard also serves as an "ex officio" member of each Board committee. More specifically, the Chairman of the Board is responsible for:

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

Employment Contract with Gregory Crowe

The Company employs Mr. Gregory Crowe as President and CEO under an employment agreement dated November 1, 2003, as amended.  The agreement was for an initial term of two years, and is subject to automatic renewal for additional one year periods, unless notice is provided by the Company six months in advance of the end of the term.  Mr. Crowe is required to provide the Company with one month’s prior written notice in the event he wishes to resign.  The Company may terminate Mr. Crowe’s employment at any time without cause by providing him with a lump sum payment equal to 24 months’ salary and statutory entitlements and by causing any stock options awarded to Mr. Crowe, which have not yet vested, to vest immediately.  Mr. Crowe will be entitled to the same lump sum amount in the event he elects to terminate his employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See "Termination and Change of Control Benefits" above.

Otherwise, the Company does not have any service contracts with any directors.

Orientation and Continuing Education

Board turnover is relatively rare.  As a result, the Board provides ad hoc orientation for new directors.

The CGNC is responsible for encouraging and facilitating continuing education programs for all directors.  The CGNC will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board.  Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com.

The CGNC is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management’s monitoring of the Company’s compliance with the Code.

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

Directors are also required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

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

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  The Audit Committee is composed of Gorden Glenn (chairman), Mark Bailey and James Harris, all of whom are independent (as defined in NI 52-110 and NYSE MKT Company Guide Section 803(B)(2)(a)(i)) and financially literate (as defined in NI 52-110 and NYSE MKT Company Guide Section 803(B)(2)(a)(iii)). The Board has also assessed the qualifications of Mr. Glenn, and has determined that Mr. Glenn is independent, financially literate and qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act).

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

The Company’s Annual Information Form for its financial year ended December 31, 2014 dated March 30, 2015 (the "AIF"), and submitted on Form 6-K to the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee.  Please refer to the section of the AIF entitled "Standing Committees of the Board" for further information.

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

Corporate Governance and Nominating Committee

The members of the CGNC are:  James Harris (chairman), Alan Edwards and Gorden Glenn.

The primary objective of the CGNC is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members, Board committees and management; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.  Pursuant to the written CGNC Charter, all members must have a working familiarity with corporate governance practices.  The CGNC may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than one time per year.

The Board has adopted a written position description for the chair of the CGNC.  The chair is generally responsible for overseeing the CGNC in its responsibilities.  The chair’s duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the CGNC, leading it in discharging its tasks and reporting to the Board on its activities.

Nomination of Directors

The CGNC examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making.  It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board.  The CGNC identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.

Assessments

The CGNC regularly reviews the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements.  It receives comments from all directors as to the Board’s performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable.  It is required to report annually to the Board on such assessments.

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

D.	Employees

At December 31, 2014, we had 35 full time and six temporary employees working for us in Canada, Mongolia and the United States (35 full time and one temporary as at March 30, 2015).  Thirteen employees are based in Vancouver, nine employees are based in Ulaanbaatar, Mongolia, and four employees are based at our field camp in the southern Gobi desert.

In the United States, Entrée had nine full time employees and six temporary employees at December 31, 2014 (nine full time and one temporary as at March 30, 2015).  The field operations are headed by an Exploration Manager who is supported by three full time geologists, three full time core technicians, and two full time administrative staff. None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

E.	Share Ownership

The table below sets out the municipality of residence and securities held by directors and executive officers as at December 31, 2014.

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully-diluted basis
Gregory Crowe Bowen Island, British Columbia, Canada	1,425,820	Shares: 1,425,820 Warrants: 0 Stock options: 1,400,000 Total: 2,825,820
Mark Bailey Bellingham, Washington U.S.A.	392,922	Shares: 392,922 Warrants: 0 Stock options: 630,000 Total: 1,022,922
Lindsay Bottomer North Vancouver, British Columbia Canada	599,985	Shares: 599,985 Warrants: 0 Stock options: 710,000 Total: 1,309,985
James Harris Vancouver, British Columbia Canada	443,062	Shares: 443,062 Warrants: 0 Stock options:665,000 Total: 1,108,062
Rt. Honourable Lord Howard of Lympne London, UK	128,800	Shares: 128,800 Warrants: 0 Stock options:830,000 Total: 958,800
Alan Edwards Tucson, Arizona U.S.A	108,000	Shares: 108,000 Warrants 0 Stock options 605,000 Total: 713,000
Gorden Glenn Toronto, Ontario Canada	0	Shares: 0 Warrants 0 Stock options 530,000 Total: 530,000
Bruce Colwill Vancouver, British Columbia Canada	25,700	Shares: 25,700 Warrants 0 Stock options1,250,000 Total: 1,275,700
Mona Forster Vancouver, British Columbia Canada	216,374	Shares: 216,374 Warrants: 0 Stock options:960,000 Total: 1,176,374
Robert Cann Nanaimo, British Columbia Canada	126,225	Shares: 126,225 Warrants: 0 Stock options:935,000 Total: 1,061,225
Robert Cinits Port Moody, British Columbia Canada	0	Shares: 0 Warrants: 0 Stock Options:950,000 Total: 950,000
Susan McLeod West Vancouver, British Columbia Canada	9,500	Shares: 9,500 Warrants: 0 Stock options:1,175,000 Total: 1,184,500

(1)
Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

To the best of the Company’s knowledge as at December 31, 2014, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,476,388 common shares (not including common shares issuable upon exercise of stock options) representing 2.37% of the then outstanding common shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	13,779,000	$0.85	919,439
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	13,779,000	$0.85	919,439

(1)
The maximum aggregate number of common shares issuable pursuant to options granted under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding common shares from time to time.  The Company shall, at all times while the Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Plan.  The Plan also provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such options.  Accordingly, the Plan constitutes both a "rolling" plan and an "evergreen" plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the TSX.  The Plan was last approved on June 26, 2014.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at March 30, 2015, concerning the ownership of the Company’s common shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct or indirect owner of more than five percent (5%) of the Company’s common shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

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

Shares Held in the United States

As of March 30, 2015, there were approximately 22 registered holders of the Company’s shares in the United States, with combined holdings of 22,013,038 common shares.

Change of Control

As of the date of this Annual Report, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

During the three-year period ended December 31, 2014:

The Company did not enter into any transactions with related parties during the year ended December 31, 2014.

During the year ended December 31, 2013, the Company paid consulting fees of $1,167 (December 31, 2012 - $Nil) to an immediate family member of the Company’s Vice President, Corporate Development. The transaction was in the normal course of operations and was measured at the exchange amount, which represented the amount of consideration established and agreed to by the related party. All services under the agreement have been provided.

The Company did not enter into any transactions with related parties during the year ended December 31, 2012.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements;

•	Consolidated Balance Sheets as of December 31, 2014 and 2013;

•	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2014, 2013, 2012;

•	Consolidated Statement of Stockholders’ Equity, including Balances as of December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and

•	Notes to Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012.

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

The Company’s common shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 the Company began trading on the TSX.  The Company’s symbol is "ETG" and its CUSIP number is 29383-100.  The Company’s common shares are also traded on the NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA" (WKN:121411).

The following table sets forth the high and low prices expressed in Canadian dollars on the TSX and in United States dollars on NYSE MKT in the United States for the Company’s common shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.
	TSX		NYSE MKT
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years	High	Low	High	Low
2014	0.52	0.18	0.47	0.16
2013	0.62	0.25	0.62	0.22
2012	1.41	0.39	1.41	0.40
2011	3.40	1.05	3.52	1.00
2010	3.59	1.84	3.49	1.58

2014	High	Low	High	Low
Fourth Quarter ended December 31, 2014	0.31	0.18	0.26	0.16
Third Quarter ended September 31, 2014	0.35	0.27	0.34	0.25
Second Quarter ended June 30, 2014	0.43	0.31	0.39	0.28
First Quarter ended March 31, 2014	0.52	0.32	0.47	0.30

2013	High	Low	High	Low
Fourth Quarter ended December 31, 2013	0.52	0.29	0.51	0.27
Third Quarter ended September 31, 2013	0.38	0.25	0.37	0.24
Second Quarter ended June 30, 2013	0.40	0.25	0.43	0.22
First Quarter ended March 31, 2013	0.62	0.35	0.62	0.34

Last Six Months	High	Low	High	Low
Feb-15	0.24	0.19	0.19	0.16
Jan-15	0.26	0.20	0.21	0.16
Dec-14	0.27	0.18	0.23	0.16
Nov-14	0.27	0.21	0.24	0.16
Oct-14	0.31	0.22	0.26	0.20
Sep-14	0.33	0.27	0.30	0.25

The closing price of the Company’s common shares as reported by the TSX on December 31, 2014 was C$0.205. The closing price of the Company’s common shares as reported by the NYSE MKT on December 31, 2014 was $0.1715.

The Company’s common shares are issued in registered form.  Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s common shares.

On December 31, 2014, the shareholders' list for the Company’s common shares showed 1,201 registered shareholders and 146,984,385 common shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 2,815,000 common shares were granted.  The following table outlines the details of each grant:

Number of Options	Exercise Price (CDN$)	Grant Date
2,815,000	$0.21	December 23, 2014

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s common shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company began trading on the TSX.  The Company’s symbol is "ETG" and its CUSIP number is 29383-100.  The Company’s common shares are also traded on the NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA" (WKN:121411).

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The Company is continued under the laws of British Columbia and is governed by the BCBCA.

The Notice of Articles and Articles of the Company (together, the "Articles") do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.

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

A director may hold any office or appointment with the Company (except as auditor of the Company) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the Board may determine. The Company must reimburse each director for the reasonable expenses that he may incur in and about the business of the Company.  If a director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company’s business, he may be paid remuneration to be fixed by the Board, or, at the option of such director, by ordinary resolution, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Subject to the provisions of the BCBCA, the Company may indemnify any person. The Company must, subject to the provisions of the BCBCA, indemnify a director, officer or alternate director or a former director, officer or alternate director of the Company or a person who, at the request of the Company, is or was a director, alternate director or officer of another corporation, at a time when the corporation is or was an affiliate of the Company or a person who, at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity (in each case, an "eligible party"), and the heirs and personal representatives of any such eligible party, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which such eligible party or any of the heirs and personal representatives of such eligible party, by reason of such eligible party being or having been a director, alternate director or officer or holding or having held a position equivalent to that of a director, alternate director or officer, is or may be joined as a party or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to the proceeding.

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

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCBCA and the Articles. Unless the BCBCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The BCBCA contains provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a.	transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.	giving financial assistance under certain circumstances;

c.	certain conflicts of interest by directors;

d.	disposing of all or substantially all of the Company's undertakings;

e.	certain alterations of share capital;

f.	altering any restrictions on the Company's business; and

g.	certain reorganizations of the Company.

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

The Company has the following material contracts:

1.
Equity Participation and Funding Agreement dated February 14, 2013 between Entrée Gold Inc. and Sandstorm Gold Ltd.

See "Item 4. Information on the Company – B. Business Overview – Agreements with Sandstorm – Equity Participation and Funding Agreement" above.

2.
Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).

Pursuant to the Earn-In Agreement, a joint venture was deemed to be formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the "Joint Venture Agreement").

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

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed below under "Item 10. Additional Information – E. Taxation".

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to in this summary as a "U.S. Holder".  This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention").  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

A non-resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share unless the common share constitutes "taxable Canadian property" of the U.S. Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Canada-U.S. Tax Convention.

Provided that the common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the common shares generally will not constitute "taxable Canadian property" of a U.S. Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at "arm’s length" for the purposes of the Tax Act, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.

Certain withholding and reporting obligations will also generally apply in connection with the disposition of common shares by a U.S. Holder that constitutes, or are deemed to constitute, "taxable Canadian property" (and are not "treaty-protected property" as defined in the Tax Act).

U.S. Holders who may hold common shares as "taxable Canadian property" should consult their own tax advisors.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder or is a partnership.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  This summary does not address the tax consequences to any such partnership or partner.  Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code, or a "PFIC", as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require.  A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test"), or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test").  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a "Subsidiary PFIC", and will be subject to U.S. federal income tax on their proportionate share of, (a) a distribution on the stock of a Subsidiary PFIC, and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2014, and may be a PFIC in future tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code, or a "QEF Election", or a mark-to-market election under Section 1296 of the Code, or a "Mark-to-Market Election".  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to, (a) any gain recognized on the sale or other taxable disposition of common shares, and (b) any excess distribution received on our common shares.  A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest", which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of, (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii net short-term capital loss, and "ordinary earnings" are the excess of (i) "earnings and profits" over (ii) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally, (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for our common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

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

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return.  However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  Our common shares generally will be "marketable stock" if our common shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of our common shares, as of the close of such tax year over (ii) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in our common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Ownership and Disposition of common shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on common shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares.  See "Sale or Other Taxable Disposition of common shares" below.  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the "dividends received deduction".  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income", which includes dividends on the common shares and net gains from the disposition of the common shares.  Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax.  Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years.  Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments.  U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s "foreign source" taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source".  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder, (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

We are subject to the informational requirements of the U.S. Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

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

The carrying amount of accounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

The Company operates in a number of countries, including Canada, the United States, Mongolia and Australia, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, U.S. Dollars and Australian Dollars). Such foreign currency balances are subject to fluctuation against the Canadian Dollar and the U.S. Dollar, being the Company’s reporting currency.

The Company was exposed to foreign exchange gains and losses on the following balances, as at December 31, 2014 and 2013:

2014
(in thousands)
	US Dollars	Australian Dollars	Peruvian Nuevo Sol	Chinese Yuan	Mongolian Tugriks
Cash and cash equivalents	31,052	1,084	(97)	28	87,976
Other	312	13	-	-	43,624
Accounts payable and accrued liabilities	(1,556)	(95)	-	-	(122)
Net balance	29,808	1,002	(97)	28	131,478
Equivalent in Canadian Dollars	34,580	950	(38)	5	81
Rate to convert to C$	1.1601	0.9479	0.3898	0.1869	0.0006144

2013
(in thousands)
	US Dollars	Australian Dollars	Peruvian Nuevo Sol	Chinese Yuan	Mongolian Tugriks
Cash and cash equivalents	39,551	1,306	-	28	60,280
Other	184	12	-	-	223,087
Accounts payable and accrued liabilities	(260)	(47)	(16)	-	(11,189)
Net balance	39,475	1,271	(16)	28	272,178
Equivalent in Canadian Dollars	41,986	1,207	(6)	5	175
Rate to convert to C$	1.0636	0.9496	0.3803	0.1757	0.0006415

Based on the above net exposures as at December 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an increase/decrease of $2,980,794  (2013 - $3,947,492) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2014 ranged between 0.04% and 1.75%.

Based on the amount of cash and cash equivalents invested at December 31, 2014, and assuming that all other variables remain constant, a 10% change in the applicable interest rate would result in an increase/decrease of $14,470 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2014 in the amount of $34 million in order to meet short-term business requirements. At December 31, 2014, the Company had current liabilities of $2 million which are due on demand or within 30 days.

Item 12. Description of Securities Other than Equity Securities

A. – C.

Not Applicable.

D.           American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D.

None.

E.            Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2014. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.  The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the  consolidated financial statements in accordance with U.S. GAAP and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.  This evaluation was based on the criteria set forth in the original 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2014, and management’s assessment did not identify any material weaknesses.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a "non-accelerated filer" to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

D.	Changes in Internal Control Over Financial Reporting

Based upon their evaluation of our controls, our CEO and CFO have concluded that there were no significant changes in our internal control over financial reporting or in other factors during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s Board has determined that Gorden Glenn qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act), is financially sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide), and is independent (as determined under U.S. Exchange Act Rule 10A-3 and section 803A of the NYSE MKT Company Guide).

Item 16B. Code of Ethics

The Company is committed to the highest standards of legal and ethical business conduct. The Company has the Code, which applies to all of its directors, officers and employees, including the CEO and CFO.  This Code summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers and employees of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Company.  The Code meets the requirements for a "code of ethics" within the meaning of that term in Form 20-F.

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

During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.

Item 16C. Principal Accountant Fees and Services

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2014 (US$)	2013 (US$)
Audit Fees(1)	$51,720	$79,917
Audit Related Fees(2)	$19,393	$20,860
Tax Fees(3)	$Nil	$Nil
All other fees	$Nil	$Nil
Total:	$71,113	$100,777

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

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  There were no non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2014.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

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

Proxy Delivery Requirement:  The NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the U.S. Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

Compensation Committee Requirements:  The NYSE MKT Company Guide requires that additional independence criteria be applied to each member of the Compensation Committee.  The NYSE MKT Company Guide also mandates that the Compensation Committee must have the authority to hire compensation consultants, independent legal counsel and other compensation advisors and exercise the sole responsibility to oversee the work of any compensation advisors retained to advise the Compensation Committee.  In addition, before engaging a compensation advisor, the Compensation Committee must consider at least six factors that could potentially impact compensation advisor independence.  The Company follows CSA and TSX requirements for Compensation Committee charters, independence and authority.  The Compensation Committee’s Charter includes a requirement that each member of the Compensation Committee be independent and that the Compensation Committee have the authority to retain outside advisors and determine the extent of funding necessary for payment of consultants.

The foregoing are consistent with the laws, customs and practices in Canada.

Item 16H. Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2014, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III.

Item 17. Financial Statements

See "Item 18 – Financial Statements".

Item 18. Financial Statements

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. GAAP.

The following financial statements pertaining to the Company are filed as part of this Annual Report:

•	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements;

•	Consolidated Balance Sheets as of December 31, 2014 and 2013;

•	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012;

•	Consolidated Statement of Stockholders’ Equity, including Balances as of December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and

•	Notes to Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012.

ENTRÉE GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Entrée Gold Inc.

We have audited the accompanying consolidated financial statements of Entrée Gold Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2014, 2013, and 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entrée Gold Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014, 2013, and 2012 in conformity with accounting principles generally accepted in the United States of America.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 30, 2015

ENTRÉE GOLD INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31,	December 31,
	2014	2013

ASSETS

Current
Cash and cash equivalents (Note 3)	$33,517,096	$46,701,216
Receivables	133,729	203,346
Prepaid expenses	856,358	751,140

Total current assets	34,507,183	47,655,702

Equipment (Note 5)	177,566	288,943
Mineral property interests (Note 6)	44,419,538	48,806,565
Reclamation deposits	474,959	491,808
Other assets	111,252	152,087

Total assets	$79,690,498	$97,395,105

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,903,472	$1,261,206

Loans payable to Oyu Tolgoi LLC (Note 7)	6,355,408	5,978,133
Deferred revenue (Note 8)	34,507,372	37,638,211
Deferred income tax liabilities (Note 11)	3,407,124	7,340,516

Total liabilities	46,173,376	52,218,066

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 9)	177,138,693	177,065,075
146,984,385 (December 31, 2013 - 146,734,385) issued and outstanding
Additional paid-in capital	20,346,551	20,095,161
Accumulated other comprehensive income (loss) (Note 14)	(2,850,122)	465,615
Accumulated deficit	(161,118,000)	(152,448,812)

Total stockholders' equity	33,517,122	45,177,039

Total liabilities and stockholders' equity	$79,690,498	$97,395,105

Nature and continuance of operations (Note 1)
Commitments (Note 16)
Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

EXPENSES
Exploration (Note 6)	$9,054,887	$6,102,992	$8,234,354
General and administration	4,151,910	6,638,262	5,236,226
Consultancy and advisory fees	830,623	1,941,130	-
Impairment of mineral property interests (Note 6)	552,095	437,732	486,746
Depreciation	65,517	102,941	150,654
Gain on sale of mineral property interests	(28,096)	(451,892)	(104,914)
Foreign exchange gain	(1,978,854)	(1,113,728)	(187,773)
Loss from operations	(12,648,082)	(13,657,437)	(13,815,293)
Interest income	295,023	431,596	190,449
Interest expense (Note 4)	(264,869)	(260,453)	(229,359)
Loss from equity investee (Note 4)	(107,907)	(146,051)	(1,012,156)
Fair value adjustment of asset backed commercial paper	-	147,564	-
Loss before income taxes	(12,725,835)	(13,484,781)	(14,866,359)
Current income tax recovery (expense) (Note 11)	123,255	(319,112)	-
Deferred income tax recovery (expense) (Note 11)	3,933,392	2,381,868	(329,770)
Net loss	$(8,669,188)	$(11,422,025)	$(15,196,129)

Comprehensive loss:
Net loss	$(8,669,188)	$(11,422,025)	$(15,196,129)
Foreign currency translation adjustment (Note 14)	(3,315,737)	(2,787,404)	1,351,668
Comprehensive loss:	$(11,984,925)	$(14,209,429)	$(13,844,461)

Basic and diluted net loss per share	$(0.06)	$(0.08)	$(0.12)
Weighted average number of common shares outstanding	146,883,700	143,847,888	128,650,791

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2011	127,016,788	$165,574,192	$17,420,307	$1,901,351	$(125,830,658)	$59,065,192
Shares issued:
Exercise of over allotment	1,320,455	1,628,583	-	-	-	1,628,583
Exercise of stock options	-	(44,679)	44,679	-	-	-
Mineral property interests	540,000	378,776	-	-	-	378,776
Stock-based compensation	-	-	1,207,878	-	-	1,207,878
Share issuance costs	-	(108,058)	-	-	-	(108,058)
Foreign currency translation adjustment	-	-	-	1,351,668	-	1,351,668
Net loss	-	-	-	-	(15,196,129)	(15,196,129)
Balance, December 31, 2012	128,877,243	$167,428,814	$18,672,864	$3,253,019	$(141,026,787)	$48,327,910
Shares issued:
Private placement	17,857,142	9,722,897	-	-	-	9,722,897
Stock-based compensation	-	-	1,422,297	-	-	1,422,297
Share issuance costs	-	(86,636)	-	-	-	(86,636)
Foreign currency translation adjustment	-	-	-	(2,787,404)	-	(2,787,404)
Net loss	-	-	-	-	(11,422,025)	(11,422,025)
Balance, December 31, 2013	146,734,385	$177,065,075	$20,095,161	$465,615	$(152,448,812)	$45,177,039
Shares issued:
Mineral property interests	250,000	73,618	-	-	-	73,618
Stock-based compensation	-	-	251,390	-	-	251,390
Foreign currency translation adjustment	-	-	-	(3,315,737)	-	(3,315,737)
Net loss	-	-	-	-	(8,669,188)	(8,669,188)
Balance, December 31, 2014	146,984,385	$177,138,693	$20,346,551	$(2,850,122)	$(161,118,000)	$33,517,122

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,669,188)	$(11,422,025)	$(15,196,129)
Items not affecting cash:
Depreciation	65,517	102,941	150,654
Stock-based compensation	251,390	1,422,297	1,207,878
Loss from equity investee	107,907	146,051	1,012,156
Interest expense	264,869	260,453	229,359
Deferred income tax expense (recovery)	(3,933,392)	(2,381,868)	329,770
Gain on sale of mineral property interests	(28,096)	(451,892)	(104,914)
Impairment of mineral property interests	552,095	437,732	486,746
Unrealized foreign exchange gain	(1,966,349)	(919,289)	(178,639)
Other items not affecting cash	38,075	44,202	67,021
Changes in assets and liabilities:
Receivables	55,362	6,109	209,098
Prepaid expenses	(176,164)	(22,569)	197,321
Other assets	35,451	(3,592)	22,913
Accounts payable and accrued liabilities	784,886	760,600	(1,235,090)
Deposit on metal credit delivering obligation	-	40,000,000	-
Net cash provided by (used in) operating activities	(12,617,637)	27,979,150	(12,801,856)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	-	9,722,897	1,628,583
Share issue costs	-	(86,636)	(108,058)
Net cash provided by financing activities	-	9,636,261	1,520,525

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests	(100,000)	(50,000)	(3,910,000)
Reclamation deposits	17,249	115,180	(207,962)
Short-term investments	-	-	5,076,271
Acquisition of equipment	(13,074)	(7,623)	(35,893)
Proceeds from sale of royalty interest	-	5,000,000	-
Proceeds from sale of mineral property interests	28,096	451,892	104,914
Net cash provided by (used in) investing activities	(67,729)	5,509,449	1,027,330

Effect of foreign currency translation on cash and
cash equivalents	(498,754)	(679,152)	(2,689)

Change in cash and cash equivalents
during the year	(13,184,120)	42,445,708	(10,256,690)
Cash and cash equivalents, beginning of the year	46,701,216	4,255,508	14,512,198

Cash and cash equivalents, end of the year	$33,517,096	$46,701,216	$4,255,508

Cash paid for interest during the year	$-	$-	$-

Cash paid for income taxes during the year	$(135,583)	$-	$-

Supplemental disclosure with respect to cash flows (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
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

Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $33,517,096 in cash at December 31, 2014.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
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

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

The Company classifies its financial instruments as follows:

Cash and cash equivalents is classified as held for trading, and is measured at fair value using Level 1 inputs. Receivables and accounts payable and accrued liabilities, are classified as loans and receivables, and have a fair value approximating their carrying value, due to their short-term nature. The Company’s other financial instruments, reclamation deposits, and loans payable are classified as loans and receivables, and are measured at amortized cost.

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

Foreign currency translation

The functional currency of Entrée Gold Inc. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations and comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations and comprehensive loss. The functional currency of Entrée Gold Inc.’s significant subsidiaries is the United Sates dollar. Upon translation into Canadian dollars for consolidation, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical rates. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations and comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations and comprehensive loss.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation (cont’d…)

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

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2014, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 13,779,000 (December 31, 2013 - 14,400,500; December 31, 2012 - 9,223,000).

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Recent accounting pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”. This ASU does the following, among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders' equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, “Risks and Uncertainties”, to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and early adopted for the period beginning on April 1, 2014.

In August 2014, the FASB issued “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). Historically, there has been no guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern. This ASU clarifies when and how management should be assessing their ability to continue as a going concern. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. Early adoption of this standard is permitted, and the Company expects to adopt the standard for the fiscal year ending December 31, 2015. The Company expects the adoption of ASU 2014-15 will have an impact on the frequency with which going concern assessments are conducted but does not expect the adoption to have significant changes to existing disclosure.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

3.           CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash at bank and in hand of $33,517,096 as at December 31, 2014 (December 31, 2013 - $46,701,216).

4.           LONG-TERM INVESTMENTS

Equity Method Investment

The Company accounts for its interest in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a company owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) (“Turquoise Hill”) and 34% by the Government of Mongolia (Note 7), as a 20% equity investment. The Company’s share of the loss of the joint venture is $107,907 for the year ended December 31, 2014 (December 31, 2013 - $146,051; December 31, 2012 - $1,012,156) plus accrued interest expense of $264,869 for the year ended December 31, 2014 (December 31, 2013 - $260,453; December 31, 2012 - $229,359).

5.           EQUIPMENT

		December 31, 2014			December 31, 2013
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Office equipment	$81,314	$60,877	$20,437	$92,057	$64,123	$27,934
Computer equipment	363,823	290,361	73,462	459,426	349,636	109,790
Field equipment	217,036	141,797	75,239	251,604	144,786	106,818
Buildings	48,762	40,334	8,428	246,540	202,139	44,401
	$710,935	$533,369	$177,566	$1,049,627	$760,684	$288,943

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

Material Properties

The Company’s two principal assets are the Ann Mason project (the “Ann Mason Project”) in Nevada and its interest in the Lookout Hill property in Mongolia.

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets, and the Minnesota, Shamrock and Ann South copper skarn targets.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

6.           MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Ann Mason, Nevada, United States (cont’d...)

Certain of the unpatented lode claims are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with two individuals. Under the MLOPA, the Company has the option to purchase the claims for $500,000, which, if exercised, will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement ($50,000 of which has been paid); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

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

During the year ended December 31, 2014, the Company acquired certain upatented lode claims within or continguous to the boundaries of its Ann Mason Project pursuant to which the Company paid $100,000 and issued 250,000 common shares valued at $73,618.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

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

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
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

As of December 31, 2014, the Entrée-OTLLC Joint Venture had expended approximately $26.9 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 7).

Other Properties

The Company also has interests in non-material properties in Australia, the United States and Peru. During the year ended December 31, 2014, the Company recorded an impairment of mineral property interests of $552,095 (December 31, 2013 - $437,732; December 31, 2012 - $486,746) against these properties.

Capitalized mineral property acquisition costs are summarized as follows:

	December 31, 2014	December 31, 2013

Ann Mason	$43,966,474	$47,777,956
Other	453,064	1,028,609

Total	$44,419,538	$48,806,565

Ann Mason capitalized mineral property acquisition costs are net of the $5 million Sandstorm NSR Payment.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

6.           MINERAL PROPERTY INTERESTS (cont’d...)

Expensed exploration costs are summarized as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

US	$7,066,997	$3,940,264	$5,857,999
Mongolia	1,672,341	1,355,493	1,964,883
Other	315,549	807,235	411,472

Total all locations	$9,054,887	$6,102,992	$8,234,354

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

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

8.           SANDSTORM FINANCING ARRANGEMENT (cont’d...)

In the event of a partial expropriation of the Company’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm.

In addition, the Company entered into an agreement with Sandstorm whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the Ann Mason Project claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for the Sandstorm NSR Payment of $5 million which was recorded as a recovery to acquisition costs.

The Company also completed a private placement with Sandstorm for gross proceeds of $9,722,897 during the year ended December 31, 2013.

The transaction costs related to the Sandstorm financing arrangement incurred in 2013 were $936,926 for consultancy and advisory fees, $192,203 for legal fees included in general and administration expenses and $86,636 for share issuance costs.

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

In May 2014, the Company issued 250,000 shares at a fair value of $73,618 to acquire certain claims within the boundaries of its Ann Mason Project.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

9.           COMMON STOCK (cont’d...)

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

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2011	9,135,500	2.16
Granted	1,882,000	1.22
Expired	(1,177,500)	2.14
Forfeited	(617,000)	2.05
Balance at December 31, 2012	9,223,000	1.98
Granted	7,560,000	0.47
Expired	(2,379,500)	1.80
Forfeited	(3,000)	1.25
Balance at December 31, 2013	14,400,500	1.22
Granted	2,815,000	0.21
Expired	(2,811,500)	1.99
Forfeited	(625,000)	1.43
Balance at December 31, 2014	13,779,000	0.85

The number of stock options exercisable at December 31, 2014 was 13,779,000.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

9.           COMMON STOCK (cont’d...)

Share options (cont’d...)

At December 31, 2014, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

300,000	2.34	-	September 22, 2015	300,000	-
1,172,500	2.86	-	November 22, 2015	1,172,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,561,500	1.25	-	January 6, 2017	1,561,500	-
100,000	0.73	-	June 18, 2017	100,000	-
4,680,000	0.56	-	March 15, 2018	4,680,000	-
50,000	0.32	-	April 9, 2018	50,000	-
150,000	0.34	-	June 27, 2018	150,000	-
2,375,000	0.30	-	December 19, 2018	2,375,000	-
2,815,000	0.21	-	December 22, 2019	2,815,000	-
13,779,000		$-		13,779,000	$-

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.21 per share as of December 31, 2014, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of December 31, 2014 was Nil. The total intrinsic value of options exercised during the year ended December 31, 2014 was $Nil (December 31, 2013 - $Nil; December 31, 2012 - $Nil).

Stock-based compensation

2,815,000 stock options were granted during the year ended December 31, 2014. The fair value of stock options granted during the year ended December 31, 2014 was $251,390 (December 31, 2013 - $1,421,371; December 31, 2012 - $1,124,930). Stock-based compensation recognized during the year ended December 31, 2014 was $251,390 (December 31, 2013 - $1,422,297; December 31, 2012 - $1,207,878) which has been recorded in the consolidated statements of operations and comprehensive loss as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

9.           COMMON STOCK (cont’d...)

Stock-based compensation (cont’d...)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Exploration	$35,893	$294,676	$267,452
General and administration	215,497	1,127,621	940,426
	$251,390	$1,422,297	$1,207,878

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	December 31, 2014	December 31, 2013	December 31, 2012

Risk-free interest rate	1.25%	1.30%	1.13%
Expected life of options (years)	4.3	4.3	4.9
Annualized volatility	65%	75%	73%
Dividend rate	0.00%	0.00%	0.00%
Fair value per option	$0.09	$0.19	$0.60

10.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31, 2014	December 31, 2013

Identifiable assets
USA	$46,949,474	$49,405,542
Canada	31,274,058	45,822,245
Australia	897,181	1,642,736
Mongolia	533,386	504,408
Other	36,399	20,174
	$79,690,498	$97,395,105

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Loss for the year before income taxes	$(12,725,835)	$(13,484,781)	$(14,866,359)
Statutory rate	26.00%	25.75%	25.00%
Expected income tax recovery	(3,308,717)	(3,472,331)	(3,716,590)
Permanent differences and other	1,645,947	(78,811)	270,521
Difference in foreign tax rates and enacted tax rates	1,011,166	(366,039)	(577,544)
Effect of dissolution of subsidiaries	(4,065,731)	-	-
Change in valuation allowance	660,688	1,611,239	4,353,383
Withholding taxes	-	243,186	-
Total income tax expense (recovery)	$(4,056,647)	$(2,062,756)	$329,770

Current income tax expense	$(123,255)	$319,112	$-
Deferred income tax expense (recovery)	(3,933,392)	(2,381,868)	329,770
Total income taxes	$(4,056,647)	$(2,062,756)	$329,770

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

11.           INCOME TAXES (cont’d...)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013

Deferred income tax assets:
Non-capital loss carry forward	$19,506,412	$20,423,498
Resource expenditures	7,259,556	9,278,934
Equipment	152,063	144,776
Share issue and legal costs	70,341	149,596
Other	5,015,648	349,379
	32,004,020	30,346,183
Valuation allowance	(24,634,353)	(23,973,665)
Deferred income tax assets	$7,369,667	$6,372,518

Deferred income tax liabilities:
Foreign exchange on loan	$(1,441,120)	$-
Mineral property interests	(9,335,671)	(13,713,034)
Deferred income tax liabilities	$(10,776,791)	$(13,713,034)

Net deferred income tax liabilities	$(3,407,124)	$(7,340,516)

The Company has available for deduction against future taxable income non-capital losses of approximately $36,340,000 (2013: $34,720,000) in Canada, $690,000 (2013: $710,000) in China, $7,160,000 (2013: $7,770,000) in Mongolia, $23,260,000 (2013: $26,270,000) in the United States of America, $Nil (2013: $580,000) in Australia and $520,000 (2013: $410,000) in Peru. These losses, if not utilized, will expire through 2033. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. The Company has recognized $7,369,667 of deferred tax benefits arising as a result of these losses, resource expenditures, equipment, share issue and legals costs in these financial statements.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of December 31, 2014, there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company’s Canadian income tax returns from 2008 to 2014 are open. For other foreign jurisdictions, including Mongolia and the U.S., all years remain open.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

12.           FAIR VALUE ACCOUNTING

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

At December 31, 2014, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $33,517,096.

13.           DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company’s consolidated subsidiaries’ functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

14.           ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (OCI)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Accumulated OCI, beginning of period:
Currency translation adjustment	$465,615	$3,253,019	$1,901,351

Other comprehensive income (loss) for the period:
Currency translation adjustments	$(3,315,737)	$(2,787,404)	$1,351,668

Accumulated OCI, end of period:
Currency translation adjustment	$(2,850,122)	$465,615	$3,253,019

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014
(Expressed in United States dollars)

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions affecting cash flows from operating, financing and investing activities for the year ended December 31, 2014 consisted of the issuance of 250,000 common shares (December 31, 2013 – Nil; December 31, 2012 - 540,000) in payment of mineral property acquisitions valued at $73,618 (December 31, 2013 - $Nil; December 31, 2012 - $378,776) which have been capitalized as mineral property interests.

There were no other significant non-cash transactions during the years ended December 31, 2013 and 2014 affecting cash flows from financing and investing activities, except for the funding by OTLLC of the Company’s investment requirements for the Entrée-OTLLC Joint Venture of $1,012,156 during the year ended December 31, 2012.

16.           COMMITMENTS AND CONTINGENCIES

The Company is committed to make lease payments for the rental of office space as follows:

2015	$283,325
2016	198,006
2017	81,690
$563,021

The Company incurred lease expense of $399,906 (December 31, 2013 – $393,707; December 31, 2012 - $398,266) for the year ended December 31, 2014.

In the event of a partial expropriation of the Company’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

17.           TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the year ended December 31, 2014.

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

18.           SUBSEQUENT EVENTS

There were no subsequent events after December 31, 2014.

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

4.2	Amendment to Equity Participation and Earn-In Agreement dated November, 2004 Entrée Gold Inc. and Ivanhoe Mines Ltd.
4.3	Equity Participation and Funding Agreement dated February 14, 2013 Entrée Gold Inc. and Sandstorm Gold Ltd.
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
99.1	Consent of Davidson & Company LLP, Chartered Accountants
99.2	Consent of AGP Mining Consultants Inc.
99.3	Consent of Bernie Peters
99.4	Consent of QG Pty Ltd
99.5	Consent of Robert Cann

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this annual report on its behalf.

Entrée Gold Inc.

By:                 /s/ Gregory Crowe

Name:            Gregory Crowe

Title:              President & Chief Executive Officer

Date:              March 30, 2015