Form 20-F
period 2015-12-31
ENTREE GOLD INC
filed 2016-03-31
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2015
OR
 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2015, 147,330,917 Common Shares of the Registrant were issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒     No ☐



Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
 

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐



If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No☒

INTRODUCTION
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains "forward looking information" and "forward-looking statements" (together, "forward-looking statements") within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which Entrée will operate in the future, including the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. Important risks, uncertainties, assumptions and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements include, without limitation:
•	the approval of the 2015 Oyu Tolgoi Feasibility Study by OTLLC and its shareholders;
•	the timing and cost of the construction and expansion of Oyu Tolgoi mining and processing facilities;
•	the timing and availability of a long term power source for the Oyu Tolgoi underground mine;
•	the timing to satisfy all conditions precedent to the first drawdown of Oyu Tolgoi project financing;
•	the impact of the delay in the funding and development of the Oyu Tolgoi underground mine;
•	delays, and the costs which would result from delays, in the development of the Oyu Tolgoi underground mine;
•	production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine;
•	whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results;
•	whether the results of preliminary test work are indicative of what the results of future test work will be;
•	fluctuations in commodity prices and demand;
•	changing foreign exchange rates;

•	actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia;
•	requirements for additional capital and the availability of funding on reasonable terms;
•	the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation;
•	the terms and timing of obtaining necessary environmental and other government approvals, consents and permits;
•	the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements;
•	misjudgements in the course of preparing forward-looking statements;
•	risks related to international operations, including legal and political risk in Mongolia;
•	risks associated with changes in the attitudes of governments to foreign investment;
•	risks associated with the conduct of joint ventures;
•	discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries;
•	global financial conditions;
•	changes in project parameters as plans continue to be refined;
•	inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources;
•	inability to convert mineral resources to mineral reserves;
•	conclusions of economic evaluations;
•	failure of plant, equipment or processes to operate as anticipated;
•	accidents, labour disputes and other risks of the mining industry;
•	environmental risks;
•	title disputes;
•	the potential application of the Government of Mongolia's Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences;
•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks that the Company could be deemed a passive foreign investment company, which could have negative consequences for U.S. investors;
•	risks related to differences in United States and Canadian reporting of reserves and resources;
•	risks related to the potential inability of U.S. investors to enforce civil liabilities against the Company or its directors, controlling persons and officers; and
•	risks related to the Company being a foreign private issuer under U.S securities laws.
The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading "Item 3. Key Information – D. Risk Factors" below in this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.
The Company qualifies all the forward-looking statements contained in this Annual Report by the foregoing cautionary statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
 REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
As used in this Annual Report, the terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as amended. These definitions differ from the definitions in the U.S. Securities and Exchange Commission's ("SEC") Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended ("U.S. Securities Act"). Under SEC Industry Guide 7 standards, a "final" or "bankable" Feasibility Study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.
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
The annual audited consolidated financial statements contained in this Annual Report are reported in United States dollars, unless otherwise specified. All references to "Common Shares" mean common shares in the capital stock of Entrée Gold Inc.  See "Exchange Rate" below.
Non-U.S. GAAP Performance Measurement
Non-U.S. GAAP Performance Measurement: "Cash costs" and "all-in sustaining costs" ("ASIC") are non-U.S. GAAP performance measurements.  These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America.  These performance measurements do not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

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

mineral reserve

A mineral reserve is the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a Pre-Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral reserves are sub-divided in order of increasing confidence into Probable mineral reserves and Proven mineral reserves. A Probable mineral reserve has a lower level of confidence than a Proven mineral reserve.

mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
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

Pre-Feasibility study

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
Probable mineral reserve

The economically mineable part of an Indicated and, in some circumstances, a Measured mineral resource demonstrated by at least a Pre-Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve

The economically mineable part of a Measured mineral resource demonstrated by at least a Pre-Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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
The selected financial data and the information in the following table of the Company as at December 31, 2015, 2014, 2013, 2012 and 2011 and for the years then ended was derived from the audited consolidated financial statements of the Company, audited by Davidson & Company LLP, independent Registered Public Accountant, as indicated in their report which is included elsewhere in this Annual Report.
The selected historical consolidated financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled "Item 3. Key Information – D. Risk Factors" and "Item 5. – Operating and Financial Review and Prospects".
The table below sets forth selected consolidated financial data under U.S. GAAP. The information has been derived from our annual audited consolidated financial statements set forth in "Item 18. – Financial Statements".
In this Annual Report all dollars are expressed in United States dollars unless otherwise stated.

	2015	2014	2013	2012	2011
Exploration	$5,139,076	$9,018,994	$5,808,316	$7,966,902	$17,532,831
General and administrative	4,555,363	3,936,413	5,510,641	4,295,800	4,921,284
Interest expense (income)	412,077	(30,154)	(171,143)	38,910	(290,391)
Stock-based compensation	197,375	251,390	1,422,297	1,207,878	991,161
Deferred income tax (recovery) expense	160,173	(3,933,392)	(2,381,868)	329,770	(4,981,884)
Consultancy and advisory fees	125,000	830,623	1,941,130	-	-
Loss from equity investee	118,712	107,907	146,051	1,012,156	2,397,085
Depreciation	42,528	65,517	102,941	150,654	196,221
Current income tax expense (recovery)	218	(123,255)	319,112	-	152,190
Fair value adjustment of asset backed commercial papers	-	-	(147,564)	-	-
Gain on sale of investments	-	-	-	-	(3,326,275)
Impairment of mineral property interests	-	552,095	437,732	486,746	531,005
Gain on sale of mineral property interest	-	(28,096)	(451,892)	(104,914)	(1,574,523)
Foreign exchange loss (gain)	(2,919,459)	(1,978,854)	(1,113,728)	(187,773)	491,504
Net loss for the year	7,831,063	8,669,188	11,422,025	15,196,129	17,140,208
Net loss per share, basic and diluted	(0.05)	(0.06)	(0.08)	(0.12)	(0.15)
Total assets	61,662,485	79,690,498	97,395,105	64,173,530	74,589,810
Total long term liabilities	39,315,880	44,269,904	50,956,860	15,286,041	13,720,492
Working capital(1)	21,844,252	32,603,711	46,394,496	4,699,256	19,004,136
Weighted average number of common shares outstanding	147,036,578	146,883,700	143,847,888	128,650,791	115,978,815
(1)	Working capital is defined as Current Assets less Current Liabilities.

Exchange Rates
The following table sets out the average exchange rates for one United States dollar expressed in terms of Canadian dollars (based on the average of the exchange rates on the last day of each month) in each of the years 2011 to 2015, and the high, low, and end of period rate for each of those years.
	2015	2014	2013	2012	2011
High for period	1.3990	1.1643	1.0697	1.0418	1.0604
Low for period	1.1728	1.0614	0.9839	0.9710	0.9449
End of period	1.3840	1.1601	1.0636	0.9949	1.0170
Average for period	1.2787	1.1045	1.0299	0.9996	0.9891

The following table sets out the high and low exchange rates for one United States dollar expressed in terms of Canadian dollars in each of the months September 2015 to February 2016.
	September	October	November	December	January	February
	2015	2015	2015	2015	2016	2016
High	1.3413	1.3242	1.3360	1.3990	1.4589	1.4040
Low	1.3147	1.2904	1.3095	1.3360	1.3969	1.3523

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on March 30, 2016 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = C$ 1.2962.
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
The significant properties in which the Company has an interest are all currently at the exploration or development stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company's business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:
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
The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57. dated July 16, 2009 of the State Great Khural. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement.  In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée/Oyu Tolgoi JV, Entrée LLC or the economic benefit of Entrée's interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée's share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.
If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.  Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée's interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.
Entrée is subject to legal and political risk in Mongolia.
Entrée's interest in the Entrée/Oyu Tolgoi JV Property and Shivee West are not covered by the Oyu Tolgoi Investment Agreement.  Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented.  There can be no assurance that Entrée's assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body.  In addition, there can be no assurance that neighbouring countries' political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Entrée's assets, including with respect to ability to access power, transport and sell products and access construction labour, supplies and materials. The political, social and economic environment in Mongolia presents a number of serious risks, including:  uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labour and economic developments, instability and unrest; corruption, requests for improper payments or other corrupt practices; and significant or abrupt changes in the applicable regulatory or legal climate.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée's original investment or to compensate for the loss of the current value of its assets.  Entrée may be affected in varying degrees by, among other things, government regulations with respect to restrictions on foreign ownership, state ownership of Strategic Deposits, royalties, production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation, mine safety and annual fees to maintain mining licences in good standing.  The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation.  There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.
The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs.  There may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its assets, or the underlying legislation upon which those assets are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée's rights and obligations.  Mongolian institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context.  Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable.  In addition, Entrée's licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia.  Legal redress for such actions, if available, is uncertain and can often involve significant delays.
Entrée is not presently a party to the Oyu Tolgoi Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement.
Entrée is not presently a party to the Oyu Tolgoi Investment Agreement.  Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable.  If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.
Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée's interests or that impair OTLLC's ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company's share price.

Recent and future amendments to Mongolian laws could adversely affect Entrée's interests.
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
On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the 2014 Amendments to the Minerals Law.  In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.
On February 18, 2015, the Mongolian Parliament adopted the 2015 Amendment, which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government.  The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5%. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.
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
If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the new Investment Law, State Minerals Policy, 2014 Amendments or 2015 Amendment are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée's interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée's interests, it could have an adverse effect on Entrée's operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company's share price.

Entrée may experience difficulties with its joint venture partners; Rio Tinto controls the development of the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property.
While the Entrée/Oyu Tolgoi JV is operating under the terms of the joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties.  There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée's future cash flow, earnings, results of operations and financial condition as well as the Company's share price.
OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV.  Rio Tinto, which beneficially owns 19.9% of the Company's issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC.  Under the Heads of Agreement and MOA, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board.  The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company's other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company's other shareholders.
Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée's ability to realize the full economic benefits of its interest in the Entrée/Oyu Tolgoi JV Property, which could affect its results of operations and financial condition as well as the Company's share price.
Entrée may be subject to risks inherent in legal proceedings.
In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit.  The nature and results of any such proceedings cannot be predicted with certainty.  Any potential future claims and proceedings are likely to be of a material nature.  In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée's ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty.  The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée's financial position and results of operations, and on Entrée's business, assets and prospects.  In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée's business, financial condition and results of operations and Entrée's assets and prospects as well as the Company's share price.
On February 27, 2013, Entrée received Notice from MRAM regarding the Entrée/Oyu Tolgoi JV's mining licences.
On February 27, 2013, Notice was delivered to Entrée by MRAM that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences.  Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC's obligations under the Earn-In Agreement, which is governed by British Columbia law.  In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement.  The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement.  The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures.  Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement.  In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement.  There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto's ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding.  Without an effective means of enforcing the terms of the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation. This would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.
Entrée may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at or in respect of Entrée's foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions.  Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.  Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée's inability to enforce its contractual rights, may have a material adverse impact on Entrée's business, assets, prospects, financial condition and results of operation as well as the Company's share price.
Entrée's rights to use and access certain land area could be adversely affected by the application of Mongolia's Resolution 81, Resolution 140 or Resolution 175.
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
It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary.  OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement.  If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175.  While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated, which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.
In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée's business.
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
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities.  It is possible that the costs, delays and other effects associated with these laws and regulations may impact Entrée's decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties.  Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.  Changes in governments, regulations and policies and practices could have an adverse impact on Entrée's future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company's share price.
Risks Associated With The Development of the Oyu Tolgoi Project
The Entrée/Oyu Tolgoi JV Property forms part of the Oyu Tolgoi project.  As a result, certain risk factors associated with the development of the Oyu Tolgoi project are also applicable to Entrée and may adversely affect Entrée, including the following.
There can be no assurance that OTLLC will be capable of raising the additional funding that it needs to continue the development of the Oyu Tolgoi project, including the Hugo North Extension and Heruga deposits.
Further development of the Oyu Tolgoi project depends upon OTLLC's ability to obtain a reliable source of funding.  Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC's ability to secure project financing.
Although Turquoise Hill announced on December 14, 2015, that OTLLC had signed a $4.4 billion project finance facility (with provision for up to $6 billion) provided by a syndicate of international financial institutions and export credit agencies, the facility will not be drawn down until OTFS 2015 is completed, all necessary permits for underground development have been secured, and the boards of Turquoise Hill, Rio Tinto and OTLLC have approved a formal 'notice to proceed'. The facility is also subject to satisfaction of certain conditions precedent typical for a financing of this nature.

In the event the facility is not drawn down or the conditions precedent are not satisfied, there can be no assurance that Turquoise Hill, Rio Tinto or OTLLC will continue to pursue project financing for the Oyu Tolgoi project, or that Oyu Tolgoi project financing will be available within the time frame required to permit development of the underground mine within current cost estimates, on schedule or at all.
In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for future phases of the Oyu Tolgoi project.
The actual cost of developing the Oyu Tolgoi project may differ materially from estimates and involve unexpected problems or delays.
OTLLC's estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only.  The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated.  If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including the portion that Entrée is responsible for, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company's share price.
There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project underground mine.  These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.
It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production.  In particular, development of the Oyu Tolgoi project underground mine, including Lift 1 of the Hugo North Extension deposit, continues to be halted until OTFS 2015 is completed and all necessary permits for the development of the underground mine have been secured, and the boards of Turquoise Hill, Rio Tinto and OTLLC have approved a formal 'notice to proceed'. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.
The Oyu Tolgoi Investment Agreement and Mine Plan include a number of future covenants that may be outside of the control of the investors to perform.
The Oyu Tolgoi Investment Agreement and Mine Plan commit Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project.  While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation.  Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto.  Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement and the Mine Plan.  Such a default could result in a termination of the Oyu Tolgoi Investment Agreement and the Mine Plan, which may have a material adverse impact on Entrée and the Company's share price.

The Oyu Tolgoi Investment Agreement commits OTLLC to utilize only Mongolian power sources. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Despite Turquoise Hill and Rio Tinto's best efforts, such an obligation is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Oyu Tolgoi Investment Agreement.
Risks Associated With the Amended Funding Agreement
In certain circumstances the Company may be required to return a portion of the Deposit to Sandstorm.
The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit, including not requiring Entrée to refund cash. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Funding Agreement with Sandstorm, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).
Certain events outside of Entrée's control may be an event of default under the Amended Funding Agreement.
If an event of default occurs under the Amended Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover.  Some potential events of default may be outside of Entrée's control, including a full expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Funding Agreement.  If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée's business, financial condition, assets and prospects, and on the Company's share price.
Short term fluctuations in mineral prices may expose the Company to trading losses.
Under the Amended Funding Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm.  The Amended Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm.  To the extent metal prices on the day on which the Company's production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.
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
There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates in the Company's disclosure documents are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Entrée and the Company's share price.
Mineral prices are subject to dramatic and unpredictable fluctuations.
Entrée expects to derive revenues, if any, from the extraction and sale of base and precious metals such as copper, gold, silver and molybdenum.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée's control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including the performance of Asia's economies.  Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.
The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée's exploration projects, cannot accurately be predicted.  Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities.  Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources.  These factors could have an adverse impact on Entrée's future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Entrée and the Company's share price.
Entrée has interests in properties that are not in commercial production. There is no assurance that the existence of any mineral reserves will be established on any of the exploration properties in commercially exploitable quantities.
Mineral reserves have been established on the Hugo North Extension deposit in Mongolia. Mineral resources have been outlined on the Hugo North Extension and Heruga deposits in Mongolia and the Ann Mason and Blue Hill deposits in Nevada.  Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and the property is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit or recover all of the funds that it has expended on exploration.
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
Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs.  If required permits cannot be obtained or maintained, Entrée or its joint venture partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée's business could fail.
Entrée is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent.  Non-compliance with such regulations could materially adversely affect Entrée.
Entrée's operations are subject to environmental regulations in the various jurisdictions in which it operates.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée's operations.  Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of Entrée's operations.  To the extent that such approvals are required and not obtained, Entrée may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Entrée and its share price.
In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor's office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded.  Even if Entrée relinquishes its licences, Entrée will still remain responsible for any required reclamation.
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
While Entrée has investigated title to its mining licences and property claims, Entrée's title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.
Entrée cannot guarantee that the rights to explore its properties will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRAM, Mongolia's Resolution 81, 140 and/or 175 or otherwise.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.
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
If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Entrée/Oyu Tolgoi JV Property), Entrée will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine.  If Entrée cannot raise this additional capital or acquire additional lands, Entrée will not be able to exploit the resource, and its business could fail.
If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Entrée/Oyu Tolgoi JV Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis.  If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.
Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée's properties.  There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.
Mineral exploration and development is subject to extraordinary operating risks.  Entrée does not currently insure against these risks.
Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Entrée's operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Entrée cannot insure or against which Entrée may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  Entrée does not currently maintain any insurance coverage against all of these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.
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
Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has never had any revenues from its operations.  In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties.  Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Entrée/Oyu Tolgoi JV Property is brought into production.  Entrée expects to continue to incur significant losses into the foreseeable future.  Entrée recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations.  Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.
The fact that Entrée has not earned any operating revenues since its incorporation may impact its ability to explore certain of its mineral properties or require that exploration be scaled back.
Entrée has not generated any revenue from operations since its incorporation.  Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée/Oyu Tolgoi JV or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at December 31, 2015, Entrée had working capital of approximately $21.8 million.  Entrée's average monthly operating expenses in 2015 were approximately $590,000, including exploration, general and administrative expenses and investor relations expenses.  Entrée has a carried interest on all exploration activity carried out on the Entrée/Oyu Tolgoi JV Property and, due to the nature of Entrée's other mineral property interests, Entrée has the ability to alter its exploration expenditures and, to a lesser extent, its general and administrative expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities.
Recent global financial conditions may adversely impact operations and the value and price of the Company's Common Shares.
Recent global financial and market conditions have been subject to increased volatility.  This increased volatility may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée's operations could be adversely impacted and the value and the price of the Company's Common Shares could be adversely affected.
As a result of their existing shareholdings and OTLLC's right of first refusal, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée's business and affairs.
Rio Tinto's beneficial shareholdings in the Company, totaling 19.9% of the Company's outstanding Common Shares, potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée's assets.  In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property.  OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée/Oyu Tolgoi JV.  The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company's Common Shares in the future.

The Company's Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.
The Company's Articles contain provisions requiring the Company to indemnify Entrée's officers and directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined.  The Company also has indemnity agreements in place with its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Company's officers and directors and may discourage or deter the Company's shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company's shareholders.
Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues stock options or if the Company issues additional Common Shares to finance its operations.
Entrée has never generated revenue from operations, and it is currently without a source of revenue.  The Company will most likely be required to issue additional Common Shares to finance Entrée's operations and, depending on the outcome of the exploration programs, may issue additional Common Shares to finance additional exploration programs on any or all of Entrée's properties or to acquire additional properties.
The Company may also in the future grant to some or all of Entrée's directors, officers, consultants, and employees additional options to purchase Common Shares as non-cash incentives to those persons.  Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company's Stock Option Plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional Common Shares will, cause the Company's existing shareholders to experience dilution of their ownership interests.
If the Company issues additional Common Shares, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold.  As at December 31, 2015 Entrée had outstanding options exercisable into 13,208,000 Common Shares which, if exercised as at March 30, 2016 would represent approximately 7.97% of its issued and outstanding Common Shares.  If all of these options are exercised and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Company's Common Shares.
The Company does not intend to pay cash dividends.
The Company has no earnings or dividend record.  The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company's current intention is to apply any future net earnings to increase its working capital.  Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company's Common Shares.  The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of Common Shares.
Certain directors or officers may be in a conflict of interest from time to time.
Certain of Entrée's officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Entrée's directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.

The Company is dependent on key management personnel.
Entrée's ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel.  Its development now, and in the future, will depend on the efforts of key management figures.  The loss of any of these key people could have a material adverse effect on Entrée's business.  Entrée does not currently maintain key-man life insurance on any of its key employees.
The Company is subject to foreign currency risks.
Fluctuations in Canadian and United States currency exchange rates may significantly impact Entrée's financial position and results.
The Company is subject to anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act.
The Company is subject to the U.S. Foreign Corrupt Practices Act and other similar legislation, such as Canada's Corruption of Foreign Officials Act (collectively, "Anti-Corruption Legislation"), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.  Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls.  Entrée's international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control.  Entrée prohibits these practices by its employees and agents.  However, Entrée's existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible.  Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée's ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and the price of the Company's Common Shares.
The Company believes that it was a passive foreign investment company during 2015, which may have a material effect on U.S. Holders.
The Company believes it was a PFIC during the year ended December 31, 2015 and may be a PFIC in future tax years, which may have a material effect on U.S. Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder.  The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a qualified electing fund under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code. Additional adverse rules may apply to U.S. Holders for any year the Company is a PFIC and the Company owns or disposes of shares in another corporation which is a PFIC. However, U.S. Holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.   Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.

This paragraph is qualified in its entirety by the discussion below the heading "Certain United States Federal Income Tax Consequences".  Each U.S. Holder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.
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
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future. These rules and regulations have significantly increased the Company's legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators ("NI 52-109"), and the continued listing standards of the NYSE MKT and the TSX. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company's operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company's internal controls over financial reporting or the Company's independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in the Company's reported financial information, which could have a material adverse effect on the trading price of the Company's Common Shares. Any failure to comply with the continued listing standards of the NYSE MKT or the TSX, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings.  Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company's ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company's Common Shares to decrease.
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
Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
As a "foreign private issuer", the Company is exempt from Section 14 proxy rules and Section 16 of the U.S. Exchange Act.
The Company is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in our securities.
Item 4. Information on the Company
A.	History and Development of the Company
Entrée is an exploration stage company that also has an interest in two advanced projects.  Entrée is engaged in the exploration of mineral resource properties located in the United States, Mongolia, Peru and Australia.  The Company's executive office is located at:
Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Phone: 604.687.4777
Fax:  604.687.4770
Website: www.entreegold.com.
Information contained on the Company's website does not form part of this Annual Report.  The Company's registered and records office is located at 2900-550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.
Entrée maintains an administrative office in Yerington, Nevada to support United States operations at the following address:
5B Hwy 95A East
Yerington, NV 89447
Phone: 775.463.4467
Fax: 775.463.4468

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations.  The address of the Mongolian office is:
Suite 409
Gurvan Gal office center 8/1, Chinggis Avenue
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
At inception the Company's Memorandum and Articles authorized it to issue up to 20 million Common Shares without par value.  On September 30, 1997, the Company subdivided its authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million Common Shares without par value.  On February 5, 2001, the Company subdivided its Common Shares on a four new shares for one old share basis, thus increasing its authorized capital to 160 million Common Shares without par value and simultaneously reduced its authorized capital to 100 million Common Shares without par value.  On October 9, 2002 the Company consolidated its authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million Common Shares without par value and simultaneously increased the authorized capital from 50 million Common Shares without par value to 100 million Common Shares without par value.  On May 20, 2004, the Company received approval from its shareholders to increase its authorized share capital from 100 million Common Shares without par value to an unlimited number of Common Shares, all without par value.  This increase became effective June 16, 2004, the date the Company filed the amendment to its Articles.
At the Company's Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company's Articles by the addition of advance notice provisions as Part 14B (the "Advance Notice Provisions").  The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company.  Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Company's board of directors (the "Board") may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.
The Company's Common Shares traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company's Common Shares began trading on the Toronto Stock Exchange ("TSX") under the symbol "ETG".  The Company's Common Shares also trade on NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA".

General Development of the Business
Entrée is an exploration stage resource company engaged in exploring and developing mineral resource properties.  We have interests in exploration and advanced properties in the United States, Mongolia, Australia and Peru.  Our two principal assets are our Ann Mason copper-molybdenum project in Nevada (the "Ann Mason Project") and our carried 20% joint venture interest in two of the Oyu Tolgoi deposits in Mongolia (the "Entrée/Oyu Tolgoi JV Property").
The Ann Mason Project in Nevada includes the Ann Mason copper-molybdenum deposit, which hosts Measured, Indicated and Inferred mineral resources, and the Blue Hill copper deposit, which hosts Inferred mineral resources.  The Company reported the results of the updated Ann Mason deposit Preliminary Economic Assessment ("2015 PEA") on September 9, 2015.
The Entrée/Oyu Tolgoi JV Property in Mongolia includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  The resources at Hugo North Extension include a Probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Although underground development pre-start activities are underway, first development production from Lift 1 is not expected until after 2020. A second lift ("Lift 2") for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.
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
Three Year History
Over the last three completed financial years, Entrée continued to acquire key claims within and contiguous to the boundaries of its Ann Mason Project in the Yerington copper camp, Nevada.  In August 2014, Entrée commenced Pre-Feasibility drilling at its Ann Mason Project. The infill drill program was completed at the end of January 2015, and comprised 40 holes and a total of approximately 19,265 metres of combined reverse circulation ("RC") pre-collars and core.  The results of the work are incorporated in the 2015 PEA and a new resource estimate. Approximately 95% of the mineralization constrained within the ultimate PEA pit ("Phase 5") is now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. In 2015, Entrée also initiated a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study.
In August 2013, development of the Oyu Tolgoi underground was delayed to allow matters between the Government of Mongolia and Oyu Tolgoi LLC ("OTLLC"), Turquoise Hill Resources Ltd. (together with its wholly-owned subsidiaries, "Turquoise Hill") and Rio Tinto plc (together with its wholly owned subsidiaries, "Rio Tinto") to be resolved. Over the last three completed financial years, the Government of Mongolia, Rio Tinto, Turquoise Hill and OTLLC have worked towards the successful resolution of outstanding issues, culminating in the May 18, 2015 execution of the Underground Mine Development and Financing Plan (the "Mine Plan"). On December 14, 2015, Turquoise Hill announced that OTLLC signed a $4.4 billion finance facility (with provision for up to $6 billion) for underground mine development at the Oyu Tolgoi project, including Lift 1 of the Entrée-OTLLC joint venture's Hugo North Extension deposit. On January 18, 2016, Turquoise Hill announced that work continues toward completing the 2015 Oyu Tolgoi Feasibility Study, including an updated capital estimate and securing all necessary permits for the development of the underground mine. Once these steps have been completed, which is expected in the second quarter of 2016, Turquoise Hill expects a formal 'notice to proceed' decision.
Over the last three completed financial years, Entrée has also engaged in discussions with Oyu Tolgoi stakeholders regarding issues arising from Entrée's exclusion from the 2009 Oyu Tolgoi Investment Agreement.

The following is a timeline summarizing the general development of Entrée's business over the last three completed financial years:

January 2013 – September 2014	Through a combination of staking and purchase agreements, Entrée acquires additional key ground within and contiguous to the boundaries of the Ann Mason Project.
January 2013	First ore from the first phase of the Oyu Tolgoi project (OTLLC's Southern Oyu open pits) is processed through the concentrator, followed shortly by production of the first copper-gold concentrate.
February 2013	Entrée enters into a comprehensive financing package with Sandstorm Gold Ltd. for gross proceeds of approximately $55 million.

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

The Company announces that it has filed an updated technical report on the Entrée/Oyu Tolgoi JV Property, which discusses the impact on the Hugo North Extension and Heruga deposits of OTLLC's updated mine plan.

April 2013

Entrée initiates a combined RC and core drilling program at its Ann Mason Project in Nevada, to test for extensions of mineralization, and to potentially extend the mineralization within the current Ann Mason pit design and reduce the waste-to-mineralization strip ratio.

Turquoise Hill reports that Rio Tinto has signed commitment letters with 15 global banks that lock in pricing and terms for long-term project financing for underground development at Oyu Tolgoi.
June 2013	The Rt. Honourable Lord Howard of Lympne succeeds James Harris as non-executive Chairman of the Board.

Entrée begins baseline environmental studies at Ann Mason, including wildlife, biology, archaeology and cultural surveys, which will be used to expand the area covered under the existing Plan of Operations.

July 2013	The first shipment of copper concentrate leaves the Oyu Tolgoi open pit copper and gold mine in Mongolia for customers in China.

After receiving notification from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament, Turquoise Hill announces that funding and development of the Oyu Tolgoi underground will be delayed until all matters with the Mongolian Government can be resolved and a new timetable has been agreed.

August 2013	Development of the Oyu Tolgoi underground is suspended pending the resolution of outstanding OTLLC shareholder issues.

September 2013	The Company announces the results for its combined core and RC drilling program on the Ann Mason Project in Nevada.
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

July 2014

Entrée commences Pre-Feasibility infill drilling at its Ann Mason Project in Nevada.  The drill program is designed to upgrade the mineral resources contained in the Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories.

September 2014

Turquoise Hill announces that the 2014 Oyu Tolgoi Feasibility Study has been finalized and presented to the board of directors of OTLLC.  The 2014 Oyu Tolgoi Feasibility Study updates the reserve case reported in Entrée's March 2013 technical report. The 2014 Oyu Tolgoi Feasibility Study also discusses several alternative production cases that would include Indicated and Inferred resources at Hugo North Extension and Inferred resources at Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day.

The lender commitments for project financing for the Oyu Tolgoi underground mine expire.
November 2014	The Company reports on changes and impacts specific to the Entrée-OTLLC joint venture resulting from the technical report filed by Turquoise Hill relating to the Oyu Tolgoi project.
January 2015	The Company reports the assay results from the first 20 holes of its 40-hole Pre-Feasibility infill drill program at the Ann Mason Project in Nevada.
March 2015	The Company reports the assay results from the final 20 holes of its 40-hole Pre-Feasibility infill drill program at the Ann Mason Project in Nevada.

Turquoise Hill announces that OTLLC has filed a statutory 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council. The 2015 Oyu Tolgoi Feasibility Study is based on, and is consistent with, the 2014 Oyu Tolgoi Feasibility Study. The 2015 Oyu Tolgoi Feasibility Study contains two production cases – a Reserve case and a Life of Mine case.

May 2015

Turquoise Hill, OTLLC, Rio Tinto and the Government of Mongolia execute the Mine Plan, which resolves a number of issues between the parties and provides a pathway forward to the eventual restart of Phase 2 underground development, including Lift 1 of the Entrée-OTLLC joint venture's Hugo North Extension deposit.

July 2015	Anna Stylianides is appointed to the Board.
August 2015	Turquoise Hill announces that OTLLC has filed revised schedules for the 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council, which aligns it with the Mine Plan.

September 2015

The Company announces the results of the 2015 PEA for its 100%-owned Ann Mason copper-molybdenum porphyry deposit in Nevada. The 2015 PEA incorporates the results of Entrée's infill drill program and a new resource estimate. Approximately 95% of the mineralization constrained within the ultimate Phase 5 pit is now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. The 2015 PEA also includes preliminary results of a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study.

Turquoise Hill announces that the Government of Mongolia has signed the Multilateral Investment Guarantee Agency ("MIGA") for host country approval with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing and that the signing is a significant milestone in the project financing timeline.

October 2015	The Company files a NI 43-101 technical report entitled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of September 9, 2015.
The Oyu Tolgoi project financing information circular is provided to the banking syndicate allowing for each institution's respective internal consideration and approval.
November 2015	Stephen Scott replaces Gregory Crowe as Chief Executive Officer of the Company.
December 2015

OTLLC signs a $4.4 billion finance facility (with provision for up to $6 billion) for underground mine development at the Oyu Tolgoi project, including Lift 1 of the Entrée-OTLLC joint venture's Hugo North Extension deposit.  The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.

During the year ended December 31, 2013, the Company acquired certain unpatented lode claims within or continguous to the boundaries of its Ann Mason Project pursuant to which the Company paid $50,000. During the year ended December 31, 2014, the Company acquired certain unpatented lode claims within or continguous to the boundaries of its Ann Mason Project pursuant to which the Company paid $100,000 and issued 250,000 common shares valued at $73,618. During the year ended December 31, 2015, Entrée made payments of $500,000 related to mineral property acquisitions for the Cañariaco project royalty.
The Company made no capital divestitures during the past three fiscal years.
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

A mineral resource may be identified and estimated through detailed exploration, drilling and sampling to establish geological and grade continuity followed by a geostatistical analysis of the data.  The results are supported by a technical report prepared in accordance with NI 43-101.  A mineral resource company may then choose to have a Preliminary Economic Assessment ("PEA") prepared, based on the mineral resource estimate.
Once exploration is sufficiently advanced, and if the resource estimate is of sufficient quality (i.e. with mineralization classified in the Indicated and/or Measured categories), the next step would be to undertake a Pre-Feasibility study followed by a Feasibility Study.
Business of Entrée
Entrée's two principal assets are the Ann Mason copper-molybdenum project in Nevada, and Entrée's interest in the Entrée/Oyu Tolgoi JV Property in Mongolia, which hosts a copper-gold porphyry system.
The Ann Mason Project in Nevada includes the 100% owned Ann Mason and Blue Hill deposits, as well as the Blackjack IP, Blackjack Oxide and Roulette targets, and the Minnesota and Shamrock copper skarn targets.   Figure 3, which shows the Ann Mason Project location and more information about the Ann Mason Project are provided in "Item C. – Property, Plants and Equipment" below.
The Entrée/Oyu Tolgoi JV Property in Mongolia, which forms part of the Oyu Tolgoi project, is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. Separately, Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence, which is referred to as "Shivee West".
A map that illustrates the Entrée/Oyu Tolgoi JV Property and Shivee West more clearly and further details regarding the Entrée/Oyu Tolgoi JV Property and Shivee West are provided in Figure 1 and in "Item C. – Property, Plants and Equipment" below.
The Hugo North Extension Probable reserve is reported in the Company's technical report titled "Lookout Hill Feasibility Study Update") ("LHTR16"), dated March 29, 2016.  LHTR16 discusses the mine plan for Lift 1 of the Entrée/Oyu Tolgoi JV's Hugo North Extension deposit (the "Reserve Case"). The Reserve Case assumes the processing of 1.5 billion tonnes of ore over an approximate 40 year period at 100 thousand tonnes per day ("ktpd") from Lift 1 of the Hugo North (including the Entrée/Oyu Tolgoi JV's Hugo North Extension) deposit and from OTLLC's Southern Oyu Tolgoi ("SOT") open pit.  Lift 1 of Hugo North (including Hugo North Extension) is the most significant value driver for the Oyu Tolgoi project.
In addition to the Reserve Case, LHTR16 also discusses several alternative production cases that OTLLC has undertaken strategic planning work on. The alternative production cases would include Indicated and Inferred resources at Hugo North Extension and Inferred resources at Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 ktpd. Due to the nature of the deposits associated with Oyu Tolgoi, the project has the flexibility to consider several options for optimizing the overall mine plan for the benefit of stakeholders.  Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the project.
Aside from its two principal assets, Entrée has interests in exploration properties in the United States, Australia and Peru.  See "Item C. – Property, Plants and Equipment" below for more information.
Entrée's exploration activities are under the supervision of Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development.  Mr. Cinits is a QP as defined in NI 43-101. Unless otherwise noted herein, Mr. Cinits has approved all scientific and technical information in this Annual Report.

All rock samples from our Mongolian properties have been prepared and analyzed by SGS Mongolia LLC or Actlabs Asia LLC in Ulaanbaatar, Mongolia.  Samples from Nevada have been prepared and analyzed at: Skyline Assayers and Laboratories, in Tucson, Arizona and Sparks, Nevada; Bureau Veritas Minerals Laboratories (formerly Acme Analytical Laboratories), in Elko and Reno, Nevada and Vancouver, British Columbia; and ALS Minerals (formerly ALS Chemex), in Sparks, Nevada and Vancouver, British Columbia.
Turquoise Hill, Rio Tinto and OTLLC
In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill.  Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in the Entrée/Oyu Tolgoi JV Property.  Most of Turquoise Hill's rights and obligations under the Earn-In Agreement, including its right of first refusal on Shivee West, were subsequently assigned by it to what was then its wholly-owned subsidiary, OTLLC.  OTLLC is also the title holder of the Oyu Tolgoi mining licence, illustrated in Figure 1 below.
Figure 1 – Entrée/Oyu Tolgoi JV Property and Shivee West

106.6°
106.7°
106.8°
106.9°
107°
43.1°
43°
42.9°
Khanbumbat Airport
Shivee Tolgoi Mining Licence (15226A)
Shivee Tolgoi Mining Licence (15226A)
Ulaan Khud
Argo & Zone III
Zone 1
SHIVEE WEST
100% Entrée
JOINT VENTURE PROPERTY
Shivee Camp
Shivee Tolgoi Trend
Oyu Tolgoi Trend
Hugo North Extension Deposit
Khoyor Mod
Oyu Tolgoi Mining Licence (OTLLC)
Heruga Deposit
Heruga Southwest
Javhlant Mining Licence (15225A)
N
LEGEND
Mineral Deposit Entrée-OTLLC
Mineral Deposit OTLLC
Copper Gold Prospect
Gold Prospect
Paved Road
Shivee West - 100% Entrée
Entrée - OTLLC Joint Venture
Shivee Tolgoi Mining Licence
Javhlant Mining Licence
2 November, 2015
WGS 84
ENTRÉE GOLD INC.
LOOKOUT HILL PROPERTY
0
10 km
SCALE

OTLLC undertook an exploration program which established the presence of two significant mineral deposits on the Entrée/Oyu Tolgoi JV Property: the Hugo North Extension deposit and the Heruga deposit.  These deposits form the northernmost and southernmost parts of the Oyu Tolgoi project, which is a series of porphyry deposits containing copper, gold, silver and molybdenum.  The deposits stretch over 12 kilometres, from the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property in the north, through the Hugo North and Hugo South deposits and Southern Oyu deposits on OTLLC's Oyu Tolgoi licence, to the Heruga deposit on the Entrée/Oyu Tolgoi JV Property in the south (Figure 2).

Figure 2 - Idealized Profile (Longitudinal Section) of Heruga, Southern Oyu and Hugo Dummett Deposits (Section Looking West)

ENTRÉE-OTLLC JV
Javhlant Mining Licence
OYU TOLGOI LLC
Oyu Tolgoi Mining Licence
ENTRÉE-OTLLC JV
Shivee Tolgoi Mining Licence
A
A'
Potential Shafts
Shafts - completed (1)
- commenced (2)
- planned (3,4,5)
1 3 5 2
4
Depth (m)
0
500
1000
1500
2000
2500
Potential South Block Cave
Potential North Block Cave
HERUGA DEPOSIT
Cu-Au-Mo
Pit Outline
Potential Heruga Decline
Planned Decline
HUGO SOUTH
HUGO NORTH EXTENSION DEPOSIT
Cu-Au
Planned Lift 1 Cave
Potential Lift 2 Cave
0.3% Cu
0.3% Cu
0.6% Cu
SOUTHERN OYU DEPOSITS
Cu-Au
(In Production)
Hugo North Lift 1
Extraction Level 1350m
(Commenced)
HUGO NORTH
OPEN
OPEN
OPEN
UNDERGROUND BLOCK-CAVE MINING
OPEN-PIT MINING
UNDERGROUND BLOCK-CAVE MINING
South
North
12.4 kilometres (7.4 miles)

Additional information regarding the Entrée/Oyu Tolgoi JV Property is discussed under "Item C. – Property, Plants and Equipment" below.
On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Entrée/Oyu Tolgoi JV Property.  As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property.  The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not formally executed the joint venture agreement, the joint venture (the "Entrée/Oyu Tolgoi JV") is operating under those terms.
Under the terms of the Entrée/Oyu Tolgoi JV, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée's share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month.  The debt financing and repayment provisions limit dilution of Entrée's interest as the project progresses.  Since formation, and as of December 31, 2015, the Entrée/Oyu Tolgoi JV has expended $27.8 million to advance the Entrée/Oyu Tolgoi JV Property.  As of December 31, 2015, OTLLC has contributed on Entrée's behalf the required cash participation amount, equal to 20% of the $27.8 million incurred to date, plus accrued interest at prime plus 2%, for a total of $6.8 million.
At December 31, 2015, Turquoise Hill owned approximately 9.4% of the Company's issued and outstanding Common Shares acquired pursuant to the Earn-In Agreement. In addition, Turquoise Hill's majority shareholder, Rio Tinto, owned 11.3% of the Company's issued and outstanding Common Shares as at December 31, 2015.
Execution of Oyu Tolgoi Investment Agreement, Heads of Agreement and Memorandum of Agreement
The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than five percent (5%) of Mongolia's gross domestic product in any given year.  Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.  On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Oyu Tolgoi Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC's interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders' agreement was concurrently executed to establish the Government's 34% ownership interest in OTLLC and to govern the relationship among the parties.
On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement"), which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things.  Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property.
On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property.
Oyu Tolgoi Development and Funding
As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (OTLLC's Southern Oyu open pits) was essentially complete at the end of 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.
As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi. On July 28, 2013, following receipt of notification from the Government of Mongolia that project financing for the Oyu Tolgoi underground mine would require approval by the Mongolian Parliament, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed. On August 12, 2013, development of the underground mine, including Lift 1 of the Entrée/Oyu Tolgoi JV's Hugo North Extension deposit, was suspended. However, Turquoise Hill reported that the Feasibility Study for expansion of the Oyu Tolgoi mine was ongoing. The commitments from the commercial bank consortium formally expired on September 30, 2014.
On March 18, 2015, Turquoise Hill announced that OTLLC had filed a statutory 2015 Oyu Tolgoi Feasibility Study ("OTFS 2015") with the Mongolian Minerals Council. Turquoise Hill stated that OTFS 2015 is based on the same study as, and is consistent with, the 2014 Oyu Tolgoi Technical Report filed by Turquoise Hill in October 2014. The OTFS 2015 contains two production cases – a Reserve case and a Life of Mine case.

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed the Mine Plan addressing the key outstanding Oyu Tolgoi shareholder issues, including tax matters, a 2% net smelter returns ("NSR") royalty held by Turquoise Hill, the Oyu Tolgoi 5% sales royalty calculation, management services payments and the sourcing of power for Oyu Tolgoi from within Mongolia. The Mine Plan states that the principles of a comprehensive financing plan including for the underground stage have been agreed on and include that up to $6 billion of external funding will be raised through third party project financing (including for the underground stage) and other bank finance, product off-take arrangements or other forms of financing.
On August 27, 2015, Turquoise Hill announced that OTLLC had filed revised schedules for the OTFS 2015 with the Mongolian Minerals Council, which aligned OTFS 2015 with the Mine Plan. Turquoise Hill also stated that:
•	An update to the capital estimate will be completed in parallel with other pre-start activities, ahead of final approval of the Oyu Tolgoi project by the Turquoise Hill, Rio Tinto and OTLLC boards.
•	The preferred engineering, procurement and construction management ("EPCM") contractor has been engaged to complete some critical path detailed engineering and the re-estimate.
•	Funding for pre-start activities has been approved, including ramp up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for plant, equipment and materials that are required for project restart as well as necessary critical works that are key enablers for recommencement of lateral development mining activity.
•	The funding covers work scheduled to take place before the official 'notice to proceed' is approved, which is expected in early 2016.
•	The intent of pre-start funding is to ensure the project is ramped back into production as soon as possible, while not making contract commitments ahead of completing the full project approval. Lateral mining development is targeted to restart in mid-2016.
On September 14, 2015, Turquoise Hill announced that the Government of Mongolia had signed the Multilateral Investment Guarantee Agency ("MIGA") for host country approval with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing and that the signing was a significant milestone in the project financing timeline.
On December 14, 2015, Turquoise Hill announced that OTLLC had signed a $4.4 billion project finance facility (with provision for up to $6 billion) provided by a syndicate of international financial institutions and export credit agencies. Turquoise Hill, Rio Tinto and Oyu Tolgoi will continue to work towards completing OTFS 2015, including the updated capital estimate and securing all necessary permits for the development of the underground mine. Once these steps have been completed and subject to the boards of Turquoise Hill, Rio Tinto and OTLLC approving a formal 'notice to proceed', the full $4.4 billion facility will be drawn down by OTLLC subject to satisfaction of certain conditions precedent typical for a financing of this nature.
In addition, on January 18, 2016 Turquoise Hill announced that for 2015, Oyu Tolgoi's second full year of production, the mine operated at record levels. Compared to 2014 results, 2015 mined production increased 19.3%, concentrator throughput increased 23.9%, concentrate production increased 39.9%, copper production increased 36.3% and gold production increased 10.9%. Production for Oyu Tolgoi for 2015 was 202,200 tonnes of copper and 653,000 ounces of gold in concentrates. Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 210,000 to 260,000 ounces of gold in concentrates for 2016. The majority of 2016 gold production is expected in the first half of the year.
Oyu Tolgoi Investment Agreement and the Mongolian Government
On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Oyu Tolgoi Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Oyu Tolgoi Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.
In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Oyu Tolgoi Investment Agreement and Shareholders' Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. On August 12, 2013, development of the Oyu Tolgoi underground mine was suspended pending the resolution of outstanding OTLLC shareholder issues.

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed the Mine Plan as further described under "Oyu Tolgoi Development and Funding" above, which provides a pathway forward in addressing outstanding shareholder matters to restart underground development.
Oyu Tolgoi Investment Agreement and Entrée
The contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée/Oyu Tolgoi JV. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Oyu Tolgoi Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.
The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural.  However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, Entrée was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.
OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée is engaged in ongoing constructive discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement.  In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée/Oyu Tolgoi JV, Entrée LLC or the economic benefit of Entrée's interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée's share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.
Entrée/Oyu Tolgoi JV Property and the Mongolian Government
In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.
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

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.
The Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property will likely be considered unnecessary.
In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by the Mineral Resources Authority of Mongolia ("MRAM") that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.
On February 27, 2013, notice (the "Notice") was delivered to Entrée by MRAM advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  While Entrée was subsequently advised that the temporary transfer restriction on the mining licences will be lifted, it has not received official notification of the lifting of the restriction.
Investment by Rio Tinto in Entrée and Turquoise Hill
In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto indirectly took part in a private placement in the Company and became its then largest shareholder.
Following Rio Tinto's investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill's issued and outstanding shares.  On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%.  At that time, Rio Tinto was deemed to have acquired beneficial ownership over the Common Shares of the Company owned by Turquoise Hill.  At December 31, 2015, Rio Tinto directly owned approximately 11.3% of the Company's issued and outstanding Common Shares.  When combined with the Common Shares owned by Turquoise Hill, at December 31, 2015 Rio Tinto beneficially owned approximately 20.7% of the Company's issued and outstanding Common Shares.
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
On July 1, 2014, the Mongolian Parliament passed the Law on the Amendments to the Minerals Law which amends the 2006 Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and  not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.
On February 18, 2015, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the "2015 Amendment"), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government.  The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5 percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.
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
Agreements with Sandstorm
Amended and Restated Equity Participation and Funding Agreement
On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the "2013 Agreement") with Sandstorm Gold Ltd. ("Sandstorm").  Pursuant to the 2013 Agreement, Sandstorm provided a $40 million upfront deposit (the "Deposit") to the Company.  In return, the Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm's metal account.

Since the first payments that Entrée receives are expected to come from its interest in the Entrée/Oyu Tolgoi JV Property, the amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée's share of production and receipt of payments from the sale of production from the Entrée/Oyu Tolgoi JV Property.
On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, which provides for a 17% reduction in the metal credits that the Company is required to sell and deliver to Sandstorm under the 2013 Agreement. In return, the Company refunded 17% of the Deposit by paying $5.5 million in cash and issuing $1.3 million of Common Shares (thereby reducing the Deposit to $33.2 million). At closing, the parties entered into an Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013, and amended March 1, 2016 (the "Amended Funding Agreement").

Under the Amended Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Entrée/Oyu Tolgoi JV Property (represented by the shaded upper right portion in Figure 1 above); and

•	21.3% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Javhlant mining licence (represented by the lower hatched portion in Figure 1 above).

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce ("/oz") of gold, $5/oz of silver and $0.50 per pound ("/lb") of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property, the cash payment will be increased to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").
This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.
Under the Amended Funding Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Funding Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Funding Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.
The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit including not requiring Entrée to refund cash. In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash with interest.
Private Placement
On March 1, 2013, Sandstorm purchased 17,857,142 Common Shares of the Company at a price of C$0.56 per Common Share for gross proceeds of approximately C$10 million.  As at December 31, 2015, Sandstorm held approximately 12.2% of the Company's issued and outstanding Common Shares.
On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per Common Share pursuant to the Agreement to Amend described under "Amended and Restated Equity Participation and Funding Agreement" above. The price was calculated using the volume weighted average price of the Company's shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. Following closing, Sandstorm held 22,985,746 Common Shares, or approximately 15.1% of the Company's issued and outstanding Common Shares.

Under the Amended Funding Agreement, Sandstorm is required to vote its Common Shares of the Company as the Company's Board specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.
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
Environmental Compliance
Entrée's current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Entrée expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  Entrée intends to maintain standards of compliance consistent with contemporary industry practice.
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
Entrée US received approval for two minor modifications to Amendment #2 in September 2014 and March 2015.  The September 2014 modification allowed for the drilling of 40 infill Pre-Feasibility holes at Ann Mason.  An additional reclamation bond in the amount of $34,903 was posted and accepted by the Nevada State Office of the BLM. The March 2015 modification allows for the drilling of three additional exploration holes. An additional reclamation bond in the amount of $3,628 was posted on March 9, 2015.
Drill sites, sumps and selected access roads for 22 of the 83 Ann Mason holes completed by Entrée have been re-contoured and seeded.  Four of the six Ann Mason drill sites, sumps and access roads constructed by MIM have been re-contoured and seeded. Drill sites, sumps and selected access roads for 22 of the 41 Blue Hill holes drilled by Entrée have been re-contoured and seeded. All nine of the Blue Hill drill sites, sumps and access roads constructed by MIM have been re-contoured and seeded. Drill sites, sumps and access roads have been constructed for seven additional holes that have either not been drilled or where drilling has not been completed at Ann Mason and Blue Hill. Inspection of completed reclamation work and confirmation of re-vegetation is required prior to release of the bond by the BLM.
To date, a total of 33.4 acres of surface disturbance has occurred or has been approved and bonded through amendments to the PlanOp. Entrée US is approved to conduct exploration activities for a total of 50 acres of surface disturbance. The remaining 16.6 acres of surface disturbance will be implemented and bonded in subsequent phases.
Two areas within the Ann Mason Project were originally permitted for exploration by Entrée US, through Notices of Intent.  The first permitted area is west and northwest of the PlanOp area.  A cash bond, in the amount of $51,051, paid by Entrée US, was accepted by the Nevada State Office of the BLM on May 3, 2010. The notice allows for a maximum disturbance of five acres.  All surface disturbance related to drilling and access roads for drilling has been re-contoured and re-seeded, and Entrée US has requested a release of the bond.  The second permitted area is located on the unpatented lode mining claims formerly known as the Roulette property.  A notice was submitted by Bronco Creek Exploration Inc. ("Bronco Creek") to the BLM to conduct exploration trenching and drilling and a cash bond, in the amount of $27,113, paid by Bronco Creek and reimbursed by Entrée US, was accepted by the Nevada State Office of the BLM on May 10, 2010.  Entrée US was added as bond co-principal in order to extend the coverage of the bond to include liabilities for operations conducted by Entrée US.  Entrée US amended the proposed drilling program on July 7, 2010 and a revised bond amount of $12,607 was determined on July 8, 2010. A total of $14,506 is available for future amendments. The notice allows for a maximum disturbance of five acres.  This surface disturbance and reclamation bond remains in place pending a future transfer to the Ann Mason PlanOp.
In addition, two areas within the Ann Mason Project were permitted for exploration through notices submitted by MIM prior to the Company's acquisition of MIM.  Notices of Intent for work on the Ludwig and Minnesota targets conducted by MIM remain open pending clearance of the reclamation work by the BLM.  MIM posted reclamation bonds in the amount of $11,017 for Ludwig and $12,100 for Minnesota.  Both bonds are administered through the State of Nevada reclamation bond pool.  Entrée US has completed surface reclamation and re-seeding on both targets and is working to have the completed reclamation work inspected by the BLM and have the bonds released by the Nevada Division of Minerals.
Mongolia
Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law.  These obligations include: preparation of an Environmental Impact Assessment for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, equal to approximately $930   and $1,445   respectively. These bonds cover current environmental liabilities for exploration work undertaken at Shivee West.  These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.
Development and exploration on the Entrée/Oyu Tolgoi JV Property is controlled and managed by Rio Tinto on behalf of OTLLC, which is responsible for all environmental compliance.
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
Seasonality
Work at the Ann Mason Project in the Yerington District of Nevada can be conducted throughout the year, with only minor stoppages during winter months due to heavy snowfall or unsafe travel conditions when roads are particularly muddy.
The Entrée/Oyu Tolgoi JV Property and Shivee West are located in the South Gobi region of Mongolia, which has a continental, semi-desert climate. The spring and autumn seasons are cool, summers are hot, and winters are cold. The climatic conditions are such that operations can run throughout the year on a continuous shift basis, with minor disruptions expected.
C.	Organizational Structure
We conduct our business and own our property interests through the 11 subsidiaries set out in our organizational chart below.  All of our subsidiaries are 100% owned.

*The remaining 0.01% is held by Entrée Resources International Ltd.
**M.I.M. (U.S.A.) Inc. and Entrée Gold (US) Inc. hold the Ann Mason Project claims in Nevada, United States. For details regarding Entrée's interest in the Ann Mason Project, see "Item C. Property, Plants and Equipment – United States – Ann Mason Project" below.
***Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia. A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC. Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd., and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC). See "B. Business Overview" above for additional information.

D.	Property, Plants and Equipment
Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration of copper, gold and molybdenum prospects.
Entrée is committed to make lease payments totalling $307,762 over its two year office lease in Vancouver, Canada and two office, three warehouse and four accommodation leases in the United States.
Entrée has interests in two material properties.  The first, the Ann Mason Project in Nevada, is an advanced property which includes the 100% owned Ann Mason copper-molybdenum porphyry deposit, which hosts Measured, Indicated and Inferred mineral resources; the Blue Hill copper oxide deposit, which is located approximately 1.5 kilometres northwest of the Ann Mason deposit and hosts Inferred mineral resources; the Blackjack IP, Blackjack Oxide and Roulette porphyry style targets; and the Minnesota and Shamrock copper skarn targets.
The second material property in which Entrée has an interest, the advanced Entrée/Oyu Tolgoi JV Property, forms an integral part of the Oyu Tolgoi project in southern Mongolia.
UNITED STATES
Ann Mason Project
The Ann Mason Project, located in the Yerington District of Nevada, is one of Entrée's core assets. With the recent completion of the 2015 PEA, Entrée continues to evaluate the most efficient and effective way of advancing the Ann Mason Project towards Pre-Feasibility.  In addition, the Company is considering strategic partnerships, joint ventures or other similar arrangements that would facilitate the development of the project.
The project area is currently defined by the mineral rights to 1,658 unpatented lode claims on public land administered by the BLM, and title to 33 patented lode claims. As shown in Figure 3 below, together, these cover an area of approximately 12,735 hectares ("ha") (31,468 acres). Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag").
The Ann Mason Project hosts two known mineral deposits: Ann Mason and Blue Hill. Both are copper-molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit. The project area also includes several early-stage copper porphyry targets located within 12 kilometres of the Ann Mason deposit, including the Blackjack IP, Blackjack Oxide and Roulette targets, as well as several copper skarn targets, including Minnesota and Shamrock. Unless otherwise described below, Entrée has a 100% interest, or an option to acquire a 100% interest, in the claims comprising the Ann Mason Project.
A total of 226 of the unpatented lode claims, to the west and north of the Ann Mason and Blue Hill deposits, are subject to a mining lease and option to purchase agreement ("MLOPA") with a Nevada limited liability company. The agreement provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500, which commenced in June, 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement to acquire an interest in 216 unpatented lode claims formerly known as the Roulette property. Under the terms of the agreement, Entrée may acquire an 80% interest in the claims by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 Common Shares of the Company (completed); (b) making aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries ($100,000 paid to date); and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.
Seventeen of the patented lode claims, which occur outside of the Ann Mason and Blue Hill deposits, are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp., and 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm.
Separate from the patented and unpatented lode claims comprising the Ann Mason Project, Entrée has an option to purchase 21 unpatented placer claims within the project boundaries, pursuant to an agreement entered into on April 30, 2014.  In consideration of the option and a grant of access over the placer claims for the purpose of locating its own unpatented lode claims, Entrée paid $35,000 and issued 250,000 Common Shares of the Company. Entrée may extend the option period to acquire the placer claims to a maximum of five years, by making additional payments of $35,000 each on the six-month (paid), first (paid), second, third and fourth anniversaries of the effective date of the agreement. Entrée may exercise the option at any time by paying a purchase price of $500,000. All cash option payments made by Entrée will be credited towards the purchase price.
Entrée's exploration work on the Ann Mason Project has primarily been focused on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Ann Mason Project.

Figure 3 - Ann Mason Project Map
In 2014, the Company retained AGP Mining Consultants Inc. ("AGP") and Amec Foster Wheeler Americas Limited ("Amec Foster Wheeler") to update the PEA on the Ann Mason deposit. Similar to the previously reported PEA, the 2015 PEA envisions an open pit and conventional sulphide flotation milling operation.  The 2015 PEA incorporates the results of an infill drill program undertaken by Entrée between August 2014 and late January 2015 and a new resource estimate for the Ann Mason deposit. Approximately 95% of the mineralization constrained within the Phase 5 pit is now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. The 2015 PEA also includes preliminary results of a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study. While the resource estimate for Blue Hill is included in the 2015 PEA technical report, it was not evaluated as part of the 2015 PEA
On September 9, 2015, the Company announced the results of the 2015 PEA on the Ann Mason deposit.  Key results from the 2015 PEA can be summarized as follows:

•	Base case, pre-tax net present value (using a 7.5% discount rate) ("NPV7.5") of $1,158 million, internal rate of return ("IRR") of 15.8% and payback of 6.4 years, based on long term metal prices of $3.00/lb copper, $11.00/lb molybdenum, $1,200/oz gold and $20/oz silver (the "Base Case").
•	Base Case post-tax NPV7.5 of $770 million, IRR of 13.7% and payback of 6.9 years.
•	Development capital costs of approximately $1.35 billion, including $103 million contingency.
•	Pre-production development of three years.
•	Mine production for 21 years, followed by four years of reclamation (Life of Mine or "LOM").
•	Average LOM cash costs (net of by-product sales) pre-tax of $1.49/lb copper (see Non-U.S. GAAP Performance Measurement above).
•	Average LOM AISC (net of by-product sales) pre-tax of $1.57/lb copper (see Non-U.S. GAAP Performance Measurement above).
•	Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately $298 million per year (and post-tax of $238 million per year).
•	LOM payable production of approximately:
o	5.1 billion pounds of copper,
o	46 million pounds of molybdenum,
o	0.4 million ounces of gold, and
o	8.8 million ounces of silver.
•	Average annual payable production of approximately:
o	241 million pounds of copper,
o	2.2 million pounds of molybdenum,
o	20,000 ounces of gold, and
o	421,000 ounces of silver.
•	Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).
•	LOM average copper recovery of 92%.
•	Copper concentrate grading 30% with no penalty elements identified.
The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The following information was taken from the 2015 PEA, titled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of September 9, 2015. The 2015 PEA was prepared by AGP and Amec Foster Wheeler, and a copy is filed on SEDAR at www.sedar.com.  The 2015 PEA forms the basis for the information in this AIF regarding the Ann Mason Project.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of the 2015 PEA.

Project Description and Location
The Ann Mason Project is located in west-central Nevada, approximately 75 kilometres southeast of Reno, 45 kilometres southeast of Carson City (the capital of Nevada), and 7 kilometres west of the town of Yerington.  The eastern side of the Ann Mason Project is situated within the Yerington Mining District, a historical copper mining district in Lyon County.  The Ann Mason Project is centered at approximately latitude 39°00' N and longitude 119°18' W, within both Douglas and Lyon Counties.
The Ann Mason Project comprises both mineral rights to unpatented claims on public land administered by the BLM, and title to patented claims.  It is necessary for unpatented claim owners or their lessees to perform the following acts annually in order to maintain the claims in good standing:  (1) on or before September 1 (the beginning of the assessment year), the owner/lessee must pay a claim maintenance fee of $155.00 per claim to the State Office of the BLM in which the claim is located; and (2) on or before November 1, the owner/lessee must record an Affidavit and Notice of Intent to Hold in the county in which the claims are situated.  The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to $10.50 per claim plus a nominal fee for county document recording.  A Notice of Intent to Hold has been recorded with Douglas and Lyon Counties for the 2016 annual assessment year which began at noon on September 1, 2015, and ends at noon on September 1, 2016. The required annual mining claim maintenance fees in the amount of $155.00 per claim and the appropriate recording fees have been paid to the BLM and Lyon and Douglas Counties for the 2016 assessment year.  Title to unpatented mining claims is subject to the paramount title of the United States.
All property taxes payable to Lyon County for the patented claims have been timely paid and are current.
Surface rights to the areas covered by unpatented lode mining claims are vested with the BLM, which regulates surface management.  Entrée owns the surface rights to the Ann Mason Project's 33 patented claims.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Ann Mason and Blue Hill deposits are located approximately 1.5 kilometres apart in the southeast portion of the project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys.  Elevations range from roughly 1,400 to 1,940 metres above sea level ("masl").  Access is very good to all parts of the project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.
Reno, the closest major city, has an international airport with daily flights to various international and domestic destinations. Yerington (population 3,100) is the closest city to the project, and can be accessed from Reno along approximately 130 kilometres of paved highway (approximately 1.5 hours).  Yerington has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950s and early 1980s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there. The State of Nevada has a long history of mining and a well-developed mining industry. Most mining supplies and equipment can be sourced from Reno/Sparks, Carson City, or Elko, Nevada.
Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 links Yerington to the interstate highway system.  The nearest access to the rail network is located at Wabuska, 19 kilometres north of Yerington.  There is a small airport in Yerington with a 1.8 kilometre paved runway but no regularly scheduled flights.  Yerington is connected to the State power grid with power substations located in Weed Heights, adjacent to the former Yerington mine, 3 kilometres east of the project and at Bridge Street. Nevada Energy is working to replace the Weed Heights (Anaconda) and Bridge Street substations with a new substation (Mason) located southwest of the Yerington Mine site.  The existing 25 kilovolt ("kV") transmission line to Smith Valley will be upgraded to a 60 kV line (with capacity of 120 kV) and connected to a new substation in Smith Valley.  The upgraded 60 kV transmission line from the Mason to Smith Valley substations enters Smith Valley approximately 6 kilometres from the proposed Ann Mason plant site.  A 226 megawatt Nevada Energy plant (Fort Churchill) is located near Wabuska, approximately 18 kilometres northeast of the project.
The nearest sources of surface water are Mason Valley, located 7 kilometres east of the project, or the northern part of Smith Valley, located 8 kilometres southwest of Ann Mason.
All water within Nevada belongs to the public and is subject to appropriation for beneficial uses, such as mining. The State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State. Water rights may be acquired by making application to the State Engineer to acquire new water rights, or by leasing or purchasing existing water rights from a third party. Entrée has retained a consultant to examine and make recommendations with respect to the acquisition of water rights for the Ann Mason Project. Water required for exploration drilling is currently purchased from the City of Yerington

History
The Anaconda Company ("Anaconda") explored the Ann Mason Project area from the 1950s through 1981. Anaconda first drilled the Ann Mason Project in the early 1960s. In 1969 and 1970, approximately 23,775 metres of core drilling delineated a bulk tonnage low-grade copper deposit (Ann Mason). Anaconda's drilling focused on the Ann Mason deposit, but also included other areas encompassing the Blue Hill deposit and the Roulette and Blackjack IP/Oxide exploration targets. Anaconda also completed geophysical surveys and preliminary metallurgical testwork.
Other companies, including Phelps Dodge Corporation, Mount Isa Mines, Lincoln Gold, PacMag and Honey Badger Exploration completed exploration programs over the project between 1995 and 2009, including varying amounts of RC and core drilling.  Table 1 below lists the companies that have completed exploration programs and their involvement:
Table 1 – Ann Mason Project Historical Exploration
Company	Date	Exploration Target/Area	Exploration Work
The Anaconda Company (after 1977 Atlantic Richfield)	1956–1981	Ann Mason	Geophysics, Drilling, Resource
		Blue Hill	Geophysics, Reconnaissance Mapping, Drilling
Superior Oil	1968	Blue Hill	Geophysics
Iso Nevada Limited	1970-1971	Shamrock	Drilling
Arizona Metals Company (Arimetco)	1990	Ann Mason	Drilling
Phelps Dodge Corporation	~1995	Blue Hill	Drilling
Mount Isa Mines	2002–2003	Ann Mason	Mapping, Geophysics, Drilling
Giralia Resources NL	2003	Ann Mason	No Exploration Work
Lincoln Gold Corporation	2004–2005	Area approx. 2 km northwest of Blue Hill	Soil Geochemistry, Drilling
Pacific Magnesium Corporation Ltd. (PacMag Metals Limited)	2005–2010	Ann Mason	Drilling, Resource, Scoping Study
		Ann South	Geophysics
		Blue Hill	Drilling
		Buckskin	Geophysics
		Minnesota	Geophysics, Drilling
		Shamrock	Drilling
Honey Badger Exploration Inc. (formerly Telkwa Gold Corporation)	2007–2009	Broad area west of Ann Mason and Blue Hill, incl. Roulette	Airborne Geophysics, Rock and Soil Geochemistry
Bronco Creek Exploration Inc. (Eurasian Minerals Inc.)*	2007–2012*	Roulette	No Historical Exploration Work
Note:	*Entrée has an option to acquire an 80% interest in 216 unpatented lode claims formerly known as the Roulette property through an option agreement with Bronco Creek, a subsidiary of Eurasian Minerals Inc.

Geological Setting and Mineralization
The Ann Mason Project area comprises two main mineralized deposits: Ann Mason, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; and Blue Hill, a copper oxide and sulphide deposit, located approximately 1.5 kilometres northwest of the Ann Mason deposit.  Several other underexplored copper oxide and sulphide targets are located throughout the Ann Mason Project area.
Regional Geology
Ann Mason is hosted by several phases of the Jurassic-age Yerington batholith, and younger quartz monzonite porphyry dykes (Jqmp-a, Jqmp-b and Jqmp-c). Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite. An assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization locally overprints main-stage potassic alteration and copper minerlization.
Within the Yerington district, Tertiary volcanic rocks, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60 degrees to 90 degrees westward by Miocene normal faulting and extension. As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.
Ann Mason Deposit
The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system. Projected to the surface, the 0.15% copper envelope covers an area approximately 2.8 kilometres northwest and up to 1.3 kilometres northeast. At depth, this envelope extends more than a kilometre below surface. The mineralization remains open in most directions.
Within the 0.15% copper envelope the highest grades occur within a 200 metre to 800 metre thick, west-plunging zone above and below the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm). Within this zone, copper grade is dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite. Mineralization is closely associated with quartz monzonite porphyry dykes (Jqmp-a, -b and -c). The top of the mineralized envelope is truncated by the Singatse Fault and much of the southwest edge is truncated by the northwest-trending 1A Fault.
Sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.
Within the northeast, southeast, and southwest quadrants of the deposit chalcopyrite and chalcopyrite-bornite are the primary sulphide domains and are the most dominant in terms of overall deposit tonnage. Little or no overlap occurs between pyrite and bornite or between pyrite and molybdenite. In the northwest quadrant the primary sulphide domain is chalcopyrite ≥ pyrite; a domain that forms thick intervals of >0.3% copper, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.
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
Molybdenum occurs as molybdenite in quartz and quartz-chalcopyrite veins and on fracture or shear surfaces as molybdenum paint. Within quartz veins, molybdenite occurs as disseminations, centerline segregations and discontinuous selvages. Molybdenum within a 0.005% molybdenum grade shell occurs largely within the 0.15% copper grade shell. Where late albite alteration has reduced copper grade, molybdenum mineralization is mobilized into fractures and shear zones and extends to greater depth than copper.
Silver ≥0.6 grams per tonne ("g/t") and gold ≥0.06 g/t are closely associated with the occurrence of bornite within the chalcopyrite-bornite sulphide domain.

Hydrothermal alteration associated with porphyry copper and molybdenum mineralization at Ann Mason is similar to alteration described in many porphyry copper deposits. Voluminous sodic-calcic alteration zones on the flanks of the Yerington district deposits may have been leached of copper and iron, possibly providing those components to mineralizing fluids.
Alteration assemblages include an outer propylitic zone (chlorite±epidote±pyrite), widespread potassic alteration (secondary biotite, secondary biotite+K-feldspar or K-feldspar) associated with main-stage copper-molybdenum mineralization, and more restricted late-stage zones of chlorite±epidote±albite, sodic (albite±chlorite), and sericitic alteration. Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.
Two prominent structures form structural boundaries to the Ann Mason mineral resource. The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over a portion of the deposit and juxtaposes sterile Tertiary volcanic rocks on top of the mineralized intrusives. The high-angle, northwest-trending, southwest dipping 1A Fault marks the current southwest margin of >0.15% copper mineralization in the deposit, juxtaposing propylitically altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall. The 1A Fault and other northwest-trending structures offset the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm) to successively deeper levels towards the west and southwest. Copper-molybdenum mineralization in the footwall of the fault remains open at depth along the entire strike length of the fault.
Blue Hill Deposit
The Blue Hill deposit is approximately 1.5 kilometres northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block. Blue Hill is not included in the 2015 PEA.
Two main styles of porphyry mineralizatin have been identified:
1) near surface, oxide and mixed oxide-sulphide copper mineralization;
2) underlying copper-molybdenum sulphide mineralization.
Both styles of mineralization are hosted by quartz monzonite with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry. The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization. However, oxide and sulphide mineralization continues below the fault to the southeast.
The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 900 metres x 450 metres, and continuing for several hundred metres further to the west in narrow intervals. Significant copper oxides, encountered in both RC and core drill holes extend from surface to an average depth of 124 metres. Oxide copper mineralization consists of malachite, chrysocolla, rare azurite, black copper-manganese oxides, copper sulphates, and copper-bearing limonites. Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets. A zone of mixed oxide-sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of up to 185 metres. The copper oxide zone remains open to the northwest and southeast.
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
The sulphide mineralization remains open in several directions, most importantly, to the southeast, towards Ann Mason.
Recent Exploration
Entrée has been actively exploring the Ann Mason Project since late 2009, with a focus on upgrading and expanding the copper-molybdenum resources of the Ann Mason deposit and identifying resources at Blue Hill. Other exploration areas on the project include Blackjack IP, Blackjack Oxide, Roulette, Minnesota and Shamrock.
From April to July 2013, Entrée completed approximately 4,755 metres of core and RC drilling, of which 3,333 metres were drilled in seven holes near Ann Mason and 1,422 metres were drilled in 11 holes at or near Blue Hill. Three of five core holes drilled at the Ann Mason deposit extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. The 2013 drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, near-surface oxide and mixed mineralization is truncated by the low-angle, southeast dipping Blue Hill Fault. Mineralization continues to the east at depth, below the Blue Hill Fault. Drilling of the underlying Blue Hill sulphide target remains very widely-spaced.
Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed in 2013 about 500 to 900 metres to the west of the Ann Mason deposit. Holes EG-AM-13-038 and 039 encountered minor, narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. In addition, deepened hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected copper-oxide mineralization averaging  0.28% copper over 13.8 metres from a depth of 22.2 metres.
In the second quarter of 2013, Entrée commenced certain data collection and testwork to begin preparation for the next stage of study and ultimately permit applications. The baseline environmental studies that were undertaken included wildlife, biology, archaeology and cultural surveys and Waters of the United States ("WOUS") delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS submission to the U.S. Army Corps of Engineers. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. The U.S. Army Corps of Engineers has verbally approved the WOUS report finding of no wetlands subject to U.S. Army Corps of Engineers jurisdiction within the Ann Mason Project area but are now waiting for United States Environmental Protection Agency approval.
On July 16, 2014, the Company announced an approximately $5 million Pre-Feasibility drill program, designed to upgrade the mineral resources contained in the Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015.  The program comprised 40 core holes, many with RC pre-collars, totaling approximately 19,265 metres.
RC pre-collars were generally restricted to barren, overlying volcanics.  Drilling changed to HQ diameter core which was continually sampled over 2 metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core.  Depths of holes ranged from 275 metres to 885 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.
Samples were submitted to Bureau Veritas Minerals Laboratories (formerly Acme Analytical Laboratories) in Reno and Elko for sample preparation and forwarded by Bureau Veritas Minerals Laboratories to their laboratory in Vancouver for analysis. Prepared standards, blanks and duplicates were inserted at the project site to monitor the quality control of the assay data.  Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015.  Highlights include:
•	EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper.
•	EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper.
•	EG-AM-14-046, the eastern-most drill hole, with 112.3 metres of 0.34% copper.
•	EG-AM-14-050, with 176 metres of 0.35% copper.
•	EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 g/t gold over 200 metres.
•	EG-AM-14-059, with 466 metres of 0.31% copper.
•	EG-AM-14-065 with 150 metres of 0.38% copper.
•	EG-AM-14-067, with 377 metres of 0.32% copper.
•	EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper.
•	EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.
Of the 40 holes drilled, 25 ended in mineralization (copper values greater than the 0.15% copper cut-off).  Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected.  Only one hole, EG-AM-14-049, drilled along the northernmost border of the Phase 5 pit, failed to return any significant results.
Entrée commenced a four-hole, widely-spaced exploration drill program in late January 2015 to test several geophysical and geological targets to the west of Ann Mason and to the south of Blue Hill. The program terminated mid-April 2015 and comprised 2,434 metres of combined core and RC drilling. An additional RC pre-collar was completed but not deepened with core. Sample results from the short program included 24 metres of 0.22% copper and 0.053 g/t gold (sulphide) at 546 metres in hole EG-AM-15-080 and 9.5 metres of 0.31% copper (mainly chalcocite), 0.334 g/t silver and 0.029 g/t gold at a depth of 24 metres in hole EG-AM-15-081. The area remains open for further systematic testing.
Exploration programs carried out on the Ann Mason Project by Entrée are listed in Table 2 below.

Table 2 – Summary of Work Completed on the Ann Mason Project since 2009
Year	Exploration	Description
2015	Drilling	• 4 holes totalling 2,061 m (EG-AM-15-079 to -082) and 1 RC precollar at Ann Mason (EG-AM-15-083) • 1 hole at Blue Hill (EG-BH-15-041, 558 m)
	Mapping	• Geological mapping at Blue Hill
	Petrography	• 21 thin sections
2014	Drilling	• 40 holes totalling 19,738 m (EG-AM-14-040 to -078; 12-031 deepened) at Ann Mason
	Mapping	• Geological mapping over Blackjack IP and west of Blue Hill
	Petrography	• 114 thin sections
2013	Drilling[1]	• 7 holes totalling 3,333 m at Ann Mason (EG-AM-13-033 to -39) • 9 holes totalling 1,088 m (EG-BH-13-032 to -040) and 2 holes deepened (-10-003 and -11-027; 332 m) at Blue Hill
	Geophysics	• IP/Resistivity Survey
	Mapping	• Geological mapping Blackjack IP
2012	Drilling[1]

• 5 holes totalling 5,355 m (EG-AM-12-026 to -030) and 2 RC precollars (-31 and -32, 264 m) at Ann Mason
• 1 hole totalling  171 m (EG-R-10-005A) and 1 hole deepened 277.68 (-005) at Roulette
• 1 hole deepened 723 m at Blue Hill (EG-BH-11-031)

	Geochemistry	• Rock and soil sampling program at Ann Mason/Blue Hill, and Blackjack Oxide • Re-assaying of 13,750 m of Anaconda core from 44 holes (6,142 samples)
	Topography	• Digital Elevation Model and 1 m contour interval map covering the Project
	Mapping	• Blackjack Oxide Target Mineralization
	Petrography	• 29 polished thin sections from Ann Mason core samples
2011	Drilling	• 22 holes totalling 23,943 m at Ann Mason (EG-AM-11-004 to -025) • 17 holes totalling 4,490 m at Blue Hill (EG-BH-11-015 to -031)
	Compilation	• Geological compilation of Anaconda data for Ann Mason and Blue Hill
	Geophysics	• NSAMT Survey over Ann Mason: 9 lines covering 15.4 km
2010	Drilling

• 3 holes totalling 3,585 m at Ann Mason deposit (EG-AM-10-001 to -003)
• 19 holes totalling 4,314 m at Blue Hill (EG-B-10-003 to -007; EG-BH-10-001 to -014)
• 6 holes totalling 1,860 m at Roulette EG-R-10-001 to -004, -004A, and -005)
• 2 holes totalling 871 m at Blackjack IP Northeast (EG-B-10-001 and -002)

	Geophysics	• CRIP survey over Blackjack and Blackjack Northeast: 9 lines covering 43.5 km • NSAMT survey over Roulette: 1 line covering 3 km • IP Survey over Ann Mason and Blue Hill: 10 lines covering 52.2 km
	Compilation	• Soil geochemistry compilation (PacMag and Telkwa Gold Data), Blue Hill area • IP/Resistivity and Magnetics compilation (Anaconda, Honey Badger), Project area
2009	Geochemistry	• Soil Geochemistry and soil pH Survey over Roulette
Note:	[1]Drill holes overlapping two calendar years are listed within the year started, along with their total lengths
In April 2015, Entrée commenced a comprehensive metallurgical test program at SGS Minerals Services in Lakefield, Ontario using 1,700 kg of split core and assay reject samples from the Ann Mason deposit.  The testwork was completed in January 2016.  The principal objective of the metallurgical test program was to advance metallurgical understanding of Ann Mason mineralization to a level that would support a future Pre-Feasibility study, by selecting a larger, more significant sample set to include various geometallurgical domains and production periods.

Drilling, Sampling, Analysis and Data Verification
Entrée completed 137 drill holes totalling 72,963 metres on the Ann Mason Project from June 2, 2010 to April 20, 2015. Drilling programs were carried out on the Ann Mason deposit and periphery, the Blue Hill deposit and periphery, Roulette, and Blackjack IP (Northeast) exploration areas using RC, diamond, or a combination of both types of drilling (see Table 3 below).  All targets were explored for porphyry copper mineralization.
Most of the drilling was carried out on the Ann Mason deposit, and was designed to increase tonnage and confidence in the mineral resources by step-out and infill drilling. A total of 82 drill holes totalling 58,279 metres were completed at the Ann Mason deposit and adjacent areas.
At the Blue Hill deposit and periphery, 31 RC and 15 diamond drill holes totalling 11,505 metres were completed. The drilling programs at Blue Hill were designed to test for shallow copper oxide and deeper sulphide mineralization, to define resources and to test for possible extensions of the known mineralization.
Table 3 – Entrée Drilling Summary 2010 to 2015
Exploration Area		No. of Holes	Length (m)	Hole Type
Ann Mason	deposit	77	56,163	76 diamond, including 63 with RC pre-collar; 1 RC hole
	periphery	5	2,117	3 diamond with RC pre-collar; 2 RC
Blue Hill	deposit	34	7,701	8 diamond, including 3 with RC pre-collar; 26 RC
	periphery	12	3,804	7 diamond; 5 RC
Blackjack IP (Northeast)		2	871	1 diamond with RC pre-collar; 1 RC pre-collar,
Roulette		7	2,308	3 diamond with RC pre-collar; 2 diamond daughter holes; 2 RC pre-collar
Total		137	72,963
Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper, molybdenum, gold and silver assays are of acceptable precision and accuracy to be used in mineral resource estimates.
Entrée personnel or contractors have carried out all of Entrée's sampling programs.  Entrée's personnel and contractors follow the core sampling procedure described below:
•	Entrée personnel transport the core from the rig in secure covered boxes to Yerington core logging/sampling facility.
•	Core is washed and photographed.
•	Geotechnical information includes core recovery, RQD and magnetic susceptibility.
•	Core logging includes lithology, alteration, mineralization, structure, and veining.
•	Sample is in 2 metre intervals unless conforming to contacts of major rock or alteration types.
•	All geotechnical, logging, and sampling data is entered into the Fusion (Datamine) database.
•	Core is sampled by sawing competent pieces of core in half, or collecting half of the rock in areas of highly broken core; then bagged and sealed. Once logged and split, the core is stored on racks or stacked on pallets in a secure storage facility.
•	Assay samples are kept in a secure facility prior to being picked up by the laboratory.

•	Sample shipments are picked up by laboratory personnel. Strict chain of custody procedures are maintained during the transporting of the samples to the labs. Any indication of tampering or discrepancies between samples received and samples shipped would be reported to Entrée by the lab.
•	Pulps and coarse rejects are returned to Entrée's Yerington facility, where they are catalogued and stored on site.
Entrée used RC drilling for most of the drilling at Blue Hill. In addition, many of the Ann Mason holes use RC drilling to pre-collar through the sterile overlying volcanic rocks; however, these portions of the holes were not analyzed on a regular basis. Entrée's personnel and contractors follow the RC sampling procedure described below:
•	RC samples are collected at the drill; all RC drilling is conducted with air and/or water as the drilling medium.
•	Assay samples consist of an approximate quarter-split of all cuttings and water returned from each 5 foot interval, and are collected in an 18" x 24" MicroPor cloth sample bag, resulting in 6 to 10 kilogram samples when dry.
•	Assay duplicates are collected at the drill by using approximate 1/8 splits for both the assay sample and duplicate.
•	Samples are allowed to drain at the drill site, and are transported to Entrée's secure core and sample facility by Entrée employees each day. Samples are then allowed to air dry in a fenced and locked facility prior to being submitted to the laboratory for analysis.
Samples from Entrée's previous drilling programs have been prepared and analyzed at Skyline Assayers and Laboratories, in Battle Mountain and Sparks, Nevada and Tucson Arizona; at Bureau Veritas Minerals Laboratories, in Elko and Reno, Nevada and Vancouver, British Columbia; or at ALS Minerals (formerly ALS Chemex), in Sparks, Nevada and Vancouver, British Columbia.  At the completion of the assaying, approximately 5% of the pulps were sent to either Bureau Veritas Minerals Laboratories in Vancouver, British Columbia, or ALS Minerals, both independent laboratories, for secondary lab check assays.  Entrée's review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Ann Mason.
Samples from the most recent infill drilling program have been prepared at Bureau Veritas Minerals Laboratories, in Elko and Reno, Nevada and then analyzed at their main laboratory in Vancouver, British Columbia.  At the completion of the current sampling program, approximately 5% of the pulps were sent to ALS Minerals in Vancouver, an independent laboratory, for secondary lab check assays. A review of the check assay results indicate that good between-lab bias was achieved for copper, molybdenum and gold, and reasonable between-lab bias was achieved for silver.

    Table 4 summarizes the various independent laboratories and used by Entrée and historical operators over the Ann Mason Project's history.
Table 4 – Summary of Ann Mason Project Prep and Analytical Procedures
Year	Sample Preparation Facility	Sample Preparation Procedure	Primary Sample Assaying Lab	Sample Assaying Procedures/Elements	Geological QA/QC
Prior 2005 (Various Operators)	Unknown	Unknown	Unknown	Unknown	Unknown
2005–2006 (Operator - PacMag)	ALS Chemex Reno, Nevada	Unknown	ALS-Chemex Vancouver, BC Except Au in Reno, Nevada

•      61 element ICP-AES and MS after 4-acid digestion (MEICP61a)
•      Samples Mo >300 ppm have additional Re and 47 elements ICP analysis  (ME-MS61)
•      Au by fire assay with AAS finish (30 g sample weight) (Av-AA23)

• SRMs (1/50) • External Assay Checks (up to 5%)
2007–2008 (Operator - PacMag)	American Assay Laboratories (AAL) Reno, Nevada	• >70% passing -2 mm • Riffle splitting • 1,000 g split pulverized to >85% passing 75 µm	American Assay Laboratories (AAL) Reno, Nevada	• 61 element ICP-AES and MS after 4-acid digestion (ICP-4a) • Cu >1% additional ore-grade Cu analysis • Au by fire assay with AAS finish (30 g sample wt) (FA-30)	• SRMs (1/50) • Check assays - 100 pulp samples • External assay checks (up to 5%)
2010–Mid 2011 (Operator - Entrée)	ALS Chemex Reno, Nevada	• >70% passing -2 mm • Riffle splitting • 250 g split pulverized to >85% passing 75 µm	ALS-Chemex Vancouver, BC Except Au in Reno, Nevada

•      51 element ICP-AES and ICP-MS after 4-acid digestion (ME-MS51)
•      Ore Grade Cu and Mo: ICP-AAS after 4-acid digestion  (OG-62)
•      Au by fire assay with FA-AAS finish (30 g sample t) (Au-AA21)
•      BH oxide and mixed zones if >0.1% TCu (Cu-AA05)-additional leached Cu analysis

• Core sampling: SRM 1/30; Blanks 1/30; field duplicates 1/30 • RC sampling: SRM 1/40; Blanks 1/20; field duplicates 1/20 • External assay checks 307 core samples and 114 RC samples
Mid 2011–2012 (Operator - Entrée)	Skyline Assayers and Laboratories Battle Mountain, Nevada	• 75% passing -10 mesh • Riffle splitting • 250-300 g split pulverized to >95% passing ‑150 mesh	Skyline Assayers and Laboratories Tuscon, Arizona

•      49 element ICP-MS after aqua regia digestion(TE-3); process changed to 4-acid digestion & 24 element ICP-OES (TE-4)
•      Ore Grade Cu and Mo: 4-acid digestion using conventional ICP-OES (CuMo-MEA)
•      Au by fire assay with FA-AAS finish (30 g sample wt) (FA-1)
•      Ag by FA from March 2012 (FA-08)

• Core sampling: SRM 1/30; Blanks 1/30; field duplicates 1/30 • RC sampling: SRM 1/40; Blanks 1/20; field duplicates 1/20 • External assay checks 731 samples
July-August 2013 (Operator - Entrée)	Acme Elko, Nevada	• Crush • Riffle splitting • 250 g split pulverized to >80% passing ‑200 mesh	ACME Vancouver, BC	• 45 element ICP- MS after 4-acid digestion (1EX) • Au by fire assay fusion by ICP-ES (30 g sample wt) (FA-330-Au) • Oxide Cu samples - additional G801 using 5% H2SO4 leech	• SRM 1/30; Blanks 1/30; field duplicates 1/30 • No external checks
2014–2015 (Operator - Entrée)	Acme Elko or Reno, Nevada	• Crush • Riffle splitting • 250 g split pulverized to >80% passing ‑200 mesh	ACME Vancouver, BC	• 45 element ICP- MS after 4-acid digestion (MA-200) • Au by fire assay fusion by ICP-ES (30 g sample wt) (FA-330-Au)	• SRM 1/30; Blanks 1/30; core twin, coarse reject, and pulp duplicates 1/30 • External assay checks 319 samples

In 2012, Entrée initiated a program of re-sampling and assaying approximately 12,413 metres of historical Anaconda core (6,142 samples) from 44 historical drill holes.  This includes additional core from 19 of the 23 drill holes partially re-sampled by PacMag in 2006 and core from 25 complete holes selected by Entrée.  The purpose of the re-assay work was to increase the database of molybdenum, gold and silver assays and provide more uniform coverage throughout the deposit, allowing these by-product elements to be brought into the resource estimates.  The study also validates the copper grades originally reported by Anaconda.  Entree's review indicates a good comparison between Entree's copper assay results and the historical data, with a low bias (1.0%) noted between the two sets of data.
In July 2012, Entrée completed a double data entry validation program to validate historical Anaconda data, originally hand-entered into the drill hole database. Copper values from a random 6% selection (2,162 samples) of assay records related to the Ann Mason Project were re-entered into an Excel spread sheet and compared to copper results reported in the drill hole database. Twelve data errors were identified representing approximately a 0.6% error rate. Most of the errors identified are from poorly documented or illegible entries in the original data, however these types of errors are rare and do not represent a significant percentage of the overall database. The 2014-2015 infill drilling information, including assay, collar, downhole survey and lithology data, were also subjected to a data verification program. Acceptable error rates were achieved.
Dry bulk density measurements were completed by Entrée on drill core at both Ann Mason (4,181 samples) and Blue Hill (411 samples). Entrée tested all the samples in the Yerington core logging facility during 2011 and 2012, using a wax-coated immersion procedure. On January 30, 2012, Entrée submitted to ALS Minerals in Reno, Nevada, a suite of 30 rock samples for independent bulk density checks. The samples tested by ALS Minerals were not the same pieces used by Entrée, due to the residual wax coating remaining on original samples; instead, an adjacent sample from the same lithology and alteration type was used. ALS Minerals used a similar wax immersion technique, and the results showed a reasonable correlation with no significant bias noted between the two sets of results. Entrée completed specific gravity tests on samples in the Yerington core logging facility during the 2013 program and the 2014-2015 infill drilling program using the same wax-coated immersion procedure. ALS Minerals completed additional bulk density measurements as a check of Entrée's on-site measurements at its lab in Reno, Nevada. The results showed a reasonable correlation with no significant bias noted.
Ann Mason deposit data verification was undertaken by Amec Foster Wheeler. Entrée provided Amec Foster Wheeler with files prepared by Entrée, and its consultants' supporting sample collection, preparation and analysis procedures and quality control assessment. Amec Foster Wheeler reviewed the reports and made checks in order to develop an understanding of the mineralization styles and geological controls of the Ann Mason deposit and allow for an assessment of the quality of data. Amec Foster Wheeler completed a site visit in December 2014 and completed the following checks:
•	Reviewed drilling, logging, sampling, analysis, and data storage procedures.
•	Reviewed geological interpretations on cross sections and plan maps.
•	Quick-logged several drill holes and compared with archived drill logs.
•	Resurveyed several drill collar northings and eastings with a hand-held GPS and compared with database records.
•	Inspected outcrops and compared with surface geology maps.
•	Reviewed down hole survey records for unrealistic kinks.
•	Reproduced statistics assessing sample assay accuracy and precision for several drill campaigns.
Amec Foster Wheeler concluded the drilling logging and sampling procedures are appropriate for the style of mineralization at Ann Mason, the assay data is reasonably accurate, and the database is reasonably free of errors and is suitable to support estimation of mineral resources. Furthermore, Amec Foster Wheeler is of the opinion that Entrée's sample preparation, security, and analytical procedures applied for the Ann Mason and Blue Hill data meet and in some cases exceed current industry accepted standards. QA/QC procedures applied have resulted in acceptable precision, accuracy, and contamination for the sampling completed by Entrée. Re-assay checks of historical data and database entry checks did not identify any significant biases or database quality issues. The wax-coat water immersion procedure used by Entrée to measure specific gravity is an appropriate method. The selection of samples for specific gravity measurement provides an adequate assessment of the variety of rock types encountered at Ann Mason. Comparison of Entrée's specific gravity results with specific gravity measurements made by independent commercial laboratories did not identify any significant biases.

AGP was responsible for Blue Hill drill hole assay database verification. AGP's 2012 site visit entailed brief reviews of the following:
•	overview of the geology and exploration history of the project.
•	current exploration program on the project.
•	infill drill program for resource category conversion.
•	visits to drill site and drill hole collars check survey.
•	drill rig procedures, including core handling discussion.
•	surveying (topography, collar, and downhole deviations).
•	sample collection protocols at the core logging facility.
•	sample transportation and sample chain of custody and security.
•	core recovery.
•	QA/QC program (insertion of standards, blanks, duplicates, etc.).
•	monitoring of the QA/QC program.
•	review of diamond drill core, core logging sheets, and core logging procedures (including commentary on typical lithologies, alteration and mineralization styles, and contact relationships at the various lithological boundaries).
•	specific gravity sample collection and determination.
•	geological and geotechnical database structure, and all procedures associated with populating the final assay database with information returned from the laboratory.
AGP concluded that the database is reasonably free of errors and is suitable to support estimation of mineral resources.
Mineral Resource Estimates
Ann Mason Deposit
In late 2014, Entrée contracted Amec Foster Wheeler, Vancouver, Canada to prepare an updated mineral resource estimate for the Ann Mason deposit, which was completed in September 2015.
The mineral resource estimate is based on approximately 56,268 metres of Entrée drilling in 78 holes (including 40 recent infill drill holes) and approximately 49,000 metres of historical drilling in 116 holes. The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold, and silver values to be estimated. At a base case cut-off of 0.20% copper, the deposit is estimated to contain the following mineral resources (see Table 5 below).

Table 5 – Mineral Resource Statement for the Ann Mason Deposit based on a 0.20% Copper Cut‑off
Classification	Tonnage (Mt)	Grade				Contained Metal
		Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Mo (Mlb)	Au (Moz)	Ag (Moz)
Measured	412	0.33	0.006	0.03	0.64	3,037.6	58.1	0.37	8.46
Indicated	988	0.31	0.006	0.03	0.66	6,853.3	128.5	0.97	21.00
Measured and Indicated	1,400	0.32	0.006	0.03	0.65	9,890.9	186.6	1.33	29.46
Inferred	623	0.29	0.007	0.03	0.66	3,987.2	96.2	0.58	13.16
Notes: Effective Date 9 September 2015.  1. Mineral resources are reported within constraining pit shell developed using Whittle™ software. Assumptions include metal prices of $3.74/lb for copper, $13.23/lb for molybdenum, $1,495/oz for gold, and $23.58/oz for silver, process recoveries of 92% for copper, 50% for molybdenum, 50% for gold, and 55% for silver, mining cost of $1.09/t + $0.02/bench below 1605 metres, $5.82/t for processing, and $0.30/t for G&A.  2. Assumptions include 100% mining recovery.  3. An external dilution factor was not considered during this mineral resource estimation.  4. Internal dilution within a 20 metre x 20 metre x 15 metre selective mining unit was considered.  5. The 0.4% NSR royalty held by Sandstorm was not considered during the preparation of the constraining pit.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The mineral resource estimates presented above have been calculated in accordance with NI 43-101 as required by the Canadian securities regulatory authorities, which differ from the standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of U.S. companies filed with the SEC. See "Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates".
The mineral resource estimate was prepared by Amec Foster Wheeler in accordance with the May 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Geological interpretation completed by Entrée geologists was used as the basis for a three dimensional model created by Amec Foster Wheeler using Leapfrog™ geological modelling software. Three lithological units were modelled as well as three significant faults. Analysis of assay data within the lithological models demonstrated no significant lithological control over the grade distribution. A 0.15% grade shell was used as the primary control for the interpolation of copper. Two of the three modeled faults constrain portions of the 0.15% copper grade shell.
A block model was constructed in Vulcan™ software with block dimensions of 20 metres × 20 metres x 15 metres high. Copper, gold, silver, and molybdenum grades were interpolated into the blocks by ordinary kriging in three passes. Blocks were classified based on a combination of factors including the number of holes used for each block and the distance to the nearest composites. Validation of the estimated block model revealed no significant global or local grade biases.
Outlier analysis was completed on the copper, molybdenum, gold, and silver composites. Capping thresholds with the 0.15% grade shell are as follows: copper, 0.6%; molybdenum, 0.09%; gold, 0.27 g/t; silver, 4.6 g/t. Outlier restrictions were also applied to copper values outside of the 0.15% grade shell.
To assess reasonable prospects for eventual economic extraction, the Whittle™ pit optimiser software was utilized to prepare a conceptual pit design, constrained within property boundaries, with inputs on mining, processing, G&A, transportation and smelting and refining.  Amec Foster Wheeler assumed that the Ann Mason deposit would be mined utilizing open pit mining methods under a conceptual scenario of 100,000 tonnes per day ("t/d") and using conventional flotation recovery methods to produce 27% copper concentrates and 55% molybdenum concentrates.

The conceptual pit also used the following assumptions:
•	Metal prices of: $3.74/lb copper, $13.23/lb molybdenum, $1,495/oz gold and $23.58/oz silver.
•	Metallurgical recovery assumptions of 92% for copper, 50% for molybdenum, 50% for gold and 55% for silver.
•	Operating costs of $1.09/t for mining (plus $0.02/bench below 1,605 metres); $5.82/t for processing; and $0.30/t for G&A.
•	Smelting, refining and transportation costs per tonne copper concentrate of $65.00, $0.065 and $90.00, respectively.
•	Pit slopes of 52 degrees in the overlying volcanics and 44 degrees in the porphyry units.
•	Mineral resources were tabulated within the pit at a cut-off grade of 0.20% copper.
The metal price assumptions used to develop the constraining pit shell are more optimistic than those used in the economic analysis of the 2015 PEA.  The objective is to develop a constraining pit such that the mineral resources used in the 2015 PEA are a subset of the total mineral resources.  Amec Foster Wheeler is of the opinion that the economic and technical assumptions are reasonable.
Blue Hill Deposit
The Blue Hill mineral resource estimate remains the same as the estimate published in the previous PEA. Mineral resources at Blue Hill were estimated by AGP. The estimate is based on copper, molybdenum, gold, and silver drill hole sample grades collected from a mix of core and RC drill holes.  The resource is reported within a Lerchs Grossmann ("LG") pit shell, generated by AGP, and is based on Entrée's drilling of 30 RC and core holes totaling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda RC and core holes totaling approximately 2,927 metres.
A total of 10 holes drilled in 2013 and 2015 were subsequently added to the database. Four of those holes were located in close proximity to the Blue Hill mineral resource but were considered not material to the overall Ann Mason Project.  Therefore, the Blue Hill mineral resource estimate was not updated and remains the same as in the previous PEA.
The key parameters of the estimate are as follows:
•	Domains were modelled in 3D to separate oxide, mixed, and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% copper cut-off.
•	High-grade outliers in the drill hole assay database were capped to 0.75% for copper, 0.03 g/t for gold, and 2 g/t for silver prior to compositing. No capping was applied to molybdenum.
•	Drill hole assays were composited to five metre lengths interrupted by the overall mineralization boundary.
•	Block grades for copper, molybdenum, gold, and silver were estimated from the drill hole composites using inverse distance weighted to the second power ("ID2") into 40 x 40 x 15 metre blocks coded by domain. Molybdenum, gold, and silver were estimated for sulphide blocks only.
•	Dry bulk density was estimated globally for each domain from drill core samples collected throughout the deposit. The oxide and mixed zones were assigned a density of 2.57 tonnes per cubic metre ("t/m3") and the sulphide zone was assigned 2.62 t/m3.
•	All blocks were classified as Inferred mineral resources in accordance to CIM definitions.
Mineral resources were reported within an LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.

The general parameters of the LG pit are as follows:
•	average gross metal values of:
o	$3.32/lb copper for oxide and mixed material, and
o	$3.16/lb copper, $12.12/lb molybdenum, $1,057/oz gold, and $13.58/oz silver for sulphide material.
•	metallurgical recoveries of:
o	81.7% leachable oxide copper,
o	75% for mixed material, and
o	92% copper, 50% molybdenum, 50% gold and 55% silver for sulphide material.
•	mining costs:
o	oxide and mixed feed material - $1.30/t,
o	sulphide feed material - $1.13/t, and
o	all waste costs - $1.13/t.
•	process and G&A costs of:
o	$5.06/t for oxide and mixed material, and
o	$6.22/t for sulphide material.
•	pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.
Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization.   The Blue Hill resource is currently 72.13 million tonnes ("Mt") grading 0.17% copper in the oxide and mixed zones and 49.86 Mt grading 0.23% copper in the sulphide material (Table 6).  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Table 6 – Blue Hill Inferred Mineral Resource (Effective Date July 31, 2012)
Zone	Cu Cut-off (%)	Tonnes (Mt)	Grade Cu (%)	Contained Cu (Mlb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide Zone	0.10	47.44	0.17	179.37	-	-	-
Mixed Zone	0.10	24.69	0.18	98.12	-	-	-
Oxide + Mixed Zones	0.10	72.13	0.17	277.49	-	-	-
Sulphide Zone	0.15	49.86	0.23	253.46	0.005	0.01	0.3
Notes:	1. Mineral resources are classified in accordance with the 2014 CIM Definition Standards for mineral resources and mineral reserves. 2. Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries. 3. Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places. 4. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content. 5. Material quantities and grades are expressed in metric units, and contained metal in imperial units.
Geotechnical
The Company retained a third party engineering firm, in association with AGP, to undertake a geotechnical review of the proposed Ann Mason open pit.  To accomplish this, the firm completed a site visit in February/March 2012.  During the site visit, rock mass characterization was completed by reviewing available core, visiting the Yerington pit, located on an adjacent property owned by Singatse Peak Services LLC, and by examining the Ann Mason site with Entrée personnel.
The drill core that was reviewed from the Ann Mason deposit was primarily located in the area of mineralization; no drill core was available in the area of the proposed pit slopes.  In addition, much of the drill core reviewed had been cut and sampled for assays.  Drill core was HQ diameter and recovered with the "double tube" method, typical of exploration geology drilling.  This method is adequate for geology logging and assay; however, the core can be disturbed and broken by the drilling process.  As such, rock quality designations ("RQD") logged by Entrée as part of their basic data collection may under-represent the in-situ quality of rock mass due to this disturbance.  The engineering firm supplemented Entrée's data with observations of rock strength, fracture spacing, longest stick, and joint conditions for the sections of core reviewed.

Geotechnical data relevant to the open pit slopes is limited at this stage of study, typical of most mine development projects at the PEA stage.  AGP concluded that Entrée's work on the geology of the site appears to be of good quality and its development of a fault model at this stage of study is commendable.  The major data limitation identified in the review is a lack of geotechnical drilling information outside of the mineralized zone or proposed wall slopes.  Geotechnical data in the area of the proposed pit slopes will be needed for future geotechnical evaluations.
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
The pit slope design indicated the following:
•	Volcanics (Domain I)
o	inter-ramp angle = 52 degrees,
o	bench face angle = 67 degrees,
o	height between safety benches = 30 metres (double benched), and
o	width of safety bench = 11 metres.
•	Porphyry (Domain II)
o	inter-ramp angle = 39 degrees,
o	bench face angle = 63 degrees,
o	height between safety benches = 15 metres (single benched), and
o	width of safety bench = 11 metres.
These have been incorporated in the current design.
The engineering firm recommends the following:
•	Future geotechnical studies should focus on geotechnical specific drill holes targeting the proposed wall rocks of the pit. A minimum of four inclined holes should be completed each of which may be up to 800 metres long. All holes should be "triple tube" coring system holes with splits in the core tube. HQ3 diameter core is preferred.
•	Due to poorer rock mass quality throughout the deposit, all geotechnical holes should be surveyed with a borehole televiewer system.
•	The hydrogeological system needs to be investigated going forward in the next study. Geotechnical mapping needs to be completed as well.
•	Future geologic models should include interpretations of the main rock types, alteration zones, depth of weathered zones and major geological structures.

Mining
Ann Mason is envisioned as a large-scale conventional open pit mine, involving the development of a single pit with five pit phases. The mine life consists of a three-year pre-production period, followed by a 21-year production life, feeding the mill at a rate of 120,000 t/d. An increased mill throughput of 120,000 t/d (versus the previous PEA's 100,000 t/d) allows better utilization of the lower grade mill feed resulting in a more logical mining sequence and better mine fleet capital utilization.
Mining will use conventional rotary drilling, blasting, and loading with large 56 m3 cable shovels and 360-tonne trucks working on 15 metre benches.
The total mill throughput in the 2015 PEA mine plan is estimated to be 835 Mt at 0.30% copper, 0.005% molybdenum, 0.03 g/t gold and 0.59 g/t silver of Measured and Indicated material, and 42 Mt at 0.27% copper, 0.005% molybdenum, 0.03 g/t gold and 0.58 g/t silver of Inferred material. To capture the value of the multi metals, a net value per tonne was estimated for each block for LG shell generation and cut-off application. The net value per tonne incorporates grade and recovery data for the four payable metals (copper, molybdenum, gold, and silver), smelter terms and downstream costs. The net value cut-off used for mine planning approximates a 0.145% copper-only cut-off.
The mine plan targeted a 20 to 25 year mine life and as such represents a near surface, relatively low strip ratio, subset of the updated mineral resources. Some material previously categorized as waste has now been upgraded to mill feed, as a result of the recent drilling and the new resource model. The LOM waste to mill feed strip ratio is now 2.01:1 (including pre-strip) compared to 2.16:1 in the previous PEA. Pit slopes are variable depending on the geotechnical parameters of the rock types and range from 50 degrees in the overlying volcanic rocks, to 37 degrees in rocks that host the porphyry mineralization.
The high ratio of Measured plus Indicated to Inferred material in the mine plan emphasizes the high confidence of the resource base used for the 2015 PEA and limits the amount of additional drilling required prior to proceeding to a Pre-Feasibility level. The relative quantities of each classification by pit phase are shown in Table 7 below.
Table 7 – DCF Tonnes and Grade by Phase and Category
Phase	Measured (%)	Indicated (%)	Inferred (%)
1	94.9	4.9	0.2
2	73.4	24.0	2.6
3	40.5	52.7	6.8
4	40.6	55.9	3.5
5	23.9	66.7	9.4
Total	43.9	51.3	4.9
Operating costs for the open pit are expected to average $1.50/t total material over the LOM or $4.13/t of mill feed. At the peak of material movement in Years 1 to 7, the major equipment fleet is expected to consist of seven 311 millimetre drills, two 41 m3 front-end loaders, four 58 m3 electric cable shovels and forty 360-tonne trucks. A typical fleet of support equipment (track dozers, rubber tired dozers, graders) are utilized to assist development and maintenance of the mining operation.
Pre-stripping operations will begin in Year -3 and by Year 1, 9.6 Mt of mill feed will have been stockpiled in preparation for the mill start up. This stockpile will be rehandled to the mill in Year 1. For Year 1, a plant capacity of 88,000 t/d or 32 million tonnes per annum ("Mt/a") was used to allow for ramp up. Subsequent years will be at the nominal capacity of 120,000 t/d or 43 Mt/a.
Waste material will be placed to the southwest of the Ann Mason pit in a waste rock management facility ("WRMF"). For the 2015 PEA, waste materials have been assumed to be non-acid generating based upon a review of sulphur present in the deposit. This assumption will need to be confirmed in subsequent levels of study beyond the 2015 PEA. Material in the pre-stripping phase will also be directed to two of the tailings dams to reduce quarrying costs during construction.
Reclamation of the WRMF will be concurrent with mining. The final height of this facility will be at elevation 1680 for an overall maximum height of 210 metres.

Metallurgy and Process
Ann Mason Deposit
Metallurgical testwork was conducted in 2011 and 2012 at Metcon Research in Tucson, Arizona and a comprehensive metallurgical test program was completed more recently at SGS Minerals Services in Lakefield, Ontario (the "2015 Met Program"). The 2015 Met Program used 1,700 kilograms of split core and assay reject samples from the Ann Mason deposit. Work was initiated in April, 2015 with final results completed in January 2016.  The 2015 Met Program has advanced the metallurgical understanding of Ann Mason mineralization to a level that will support a future Pre-Feasibility study, by selecting a larger, more significant sample set to include various geometallurgical domains and production periods.  In addition, the work further supports the process concept that the Ann Mason mineralized material is amenable to concentration by conventional grinding and froth flotation.
The 2015 Met Program scope included a comprehensive grindability study, including JK drop-weight testing, which provided input parameters for process modelling of the SAG/ball mill circuit. Downstream flowsheet optimization consisted of locked cycle flotation testing, a liquid/solid separation study for tailings and concentrate, and final product characterisation.
Results from the SGS locked cycle tests on the domain composites show very similar metal recoveries as those used in the previous PEA; however, the recent flotation testwork has shown that a coarser grind size (P80 155 µm) than used in the previous PEA (P80 120 µm) can be used with a minor impact on average copper recovery. This has significantly improved the process operating costs by lowering power requirements, as well as decreasing the consumption of grinding media and liners in the ball mill. Further reduction in operating costs has also been achieved through simplification of the reagent scheme.
In addition, grindability work has confirmed that the feed material is of moderate hardness, with average Bond Rod Work Index and Bond Ball Work Index values of 15.6 kilowatt-hours per tonne ("kWh/t") and 15.5 kWh/t, respectively.
Locked cycle flotation testing has demonstrated that a simple flotation flow sheet with moderate grinds, three stages of cleaning, and low reagent additions is able to generate a saleable copper concentrate, with no penalty elements identified.
The main conclusions of the 2015 Met Program are as follows:
•	Grindability testing, consisting of Bond Ball Work Index, Bond Rod Work Index, Abrasion Index, SAG Mill Competency, Crushing Work Index, and JK Drop-Weight testing was conducted on selected composites from the program. Results indicated that samples from the deposit are medium to hard when compared with database averages. The variability of results appears moderate and no unusually competent domains or zones of the deposit were identified in the samples tested. The results provide a basis for modeling and design of the comminution circuit.
•	Initial compositing of gypsum and non-gypsum rejects from the chalcopyrite domain indicated that the presence of gypsum did not have any effect on copper recovery by flotation. Similarly, concentrate grade was found to be more influenced by pyrite content rather than gypsum. The grindability program showed the gypsum sample to be slightly more competent than other samples within the test set.
•	Flotation flowsheet development was carried out on the domain composites, primarily chalcopyrite. From the baseline conditions established in 2012, the current program improved the flowsheet in two key areas:
o	coarsening of the primary grind, from a P80 of 120µm to 155 µm, and
o	simplifying the reagent suite, including elimination of specialty Cytec collector MX-3045. The number of cleaner stages was increased to three, and a small amount of CMC was added to the cleaners to control slimes.
•	In total, five locked cycle tests were carried out, two each on the chalcopyrite and pyrite composites, and one on the bornite composite. All tests achieved excellent mass and metal accountability, as well as good stability in the last four stages. An average metallurgical projection was generated based on the results of the locked cycle work.
•	Production composites from the periods Year 1-3 and Year 4-9 were subjected to rougher and cleaner batch flotation tests. The results were comparable to the domain composites, but slightly elevated levels of oxide copper were detected in the Year 1-3 composite.

•	Variability testing consisted of 11 separate composites representing different spatial zones, as well as lithological and grade differences. Grindability testing of six of the variability composites displayed a relatively tight distribution of results, with Bond Ball Work Index values ranging from 15.2 to 17.5 kWh/t. Flotation tests were conducted on 10 of the variability composites and indicated that copper grade and pyrite content were the most important indicators of copper recovery and final concentrate grade, as observed in the test work on the domain and production composites.
•	Test work aimed at developing the copper-molybdenum separation circuit has not yet achieved the target final concentrate molybdenum grade of 50% molybdenum. The work was successful at achieving high open circuit molybdenum recovery in both the rougher and cleaner stages, as well as demonstrating excellent rejection of copper to the combined tailings. Excess slimes flotation in the bulk cleaners is believed to be the result of overgrinding of the bulk rougher concentrate as part of the copper cleaning stage. Some graphitic carbon was identified in the final molybdenum concentrate produced in this program, but it is not expected to be a significant impediment to either final grade or saleability of the concentrate product.
•	Settling and filtration tests were carried out on combined tailings samples of the Year 1-3 and Year 4-9. Both composites responded well to the anionic polyacrylamide flocculant Magnafloc 10, which is widely used in this type of application. The Year 1-3 composite demonstrated poorer settling characteristics, as compared to the later production material, requiring a higher flocculant dose and achieving a lower underflow density. Both composites were successful in reaching final cake moisture concentrations of ~15% during vacuum filtration tests, with the near-surface sample requiring a larger unit filtration area.
•	Copper concentrate settling and filtration testing indicated that effective settling could be achieved also using Magnafloc 10. Vacuum filtration rates for the concentrate were found to be slow, but improved significantly with the addition of filter aid.
•	Minor element analysis was conducted on concentrate samples from the domain and production composites. No elements of concern were noted, although a few composites returned slightly elevated mercury concentrations, as high as 14.1 parts per million, which may incur a small penalty depending on the specific terms of the smelter agreement.
•	Preliminary environmental characterisation was carried out by ABA and TCLP testing on the production composite tailings samples. The results indicated that the tailings tested are potentially non-acid generating (NAG), and did not exceed Schedule 4 limits for toxicity.
The proposed flowsheet for the processing plant consists of a conventional SAG/Ball milling circuit to generate a flotation feed product P80 of approximately 155 µm. The flotation circuit would produce separate copper and molybdenum concentrate products for dewatering and shipment to third party smelters. LOM average mill feed would consist primarily of material from the chalcopyrite (46%) and bornite (41%) domains, with a lesser amount from the pyrite zone (13%). Table 8 presents a summary of the LOM metallurgical projection for the Ann Mason deposit. Grades and recoveries are based on the results of the locked-cycle flotation tests from the 2015 Met Program testwork.
Table 8 – Projected Life of Mine Grades and Recoveries for the Copper and Molybdenum Concentrates
Product	Grade				Recovery, %
	Cu, %	Mo, %	Au, g/t	Ag, g/t	Cu	Mo	Au	Ag
Cu Concentrate	30.0	0.1	1.65	36.0	92.0	17.1	57.0	55.0
Mo Concentrate	2.5	50.0	0.6	15	0.1	50.0	0.2	0.2
In addition to the estimates given above, additional projections for copper concentrate grades and recoveries have been calculated for the production periods Year 1-3 and Year 4-9. The locked cycle test results presented in Table 9 were used to provide a weighted average concentrate and recovery estimate for the two production periods (note that copper recovery from the pyrite zone was adjusted to 90% due to the low head grade of the domain composite).

Table 9 – Projected Grades and Recoveries for the Copper Concentrate for the Production Periods Year 1-3 & 4-9
Product	Grade			Recovery, %
	Cu, %	Au, g/t	Ag, g/t	Cu	Au	Ag
Cu Conc – Yr 1-3	27.3	1.32	32.2	91.8	57.0	55.0
Cu Conc – Yr 4-9	28.5	1.81	41.6	91.6	57.0	55.0

Calculated concentrate copper grades for both production periods are lower than 30%, but the estimates are believed to be conservative, due to limitations of the lab equipment when working with low concentrate mass recovery. Test work in 2012 on higher grade composites achieved locked-cycle concentrates as high as 36% copper, and such grades would be reasonable to expect in a properly sized process plant when treating the bornite rich zones of the deposit.
Based on the results of the testwork, a PEA level plant design was completed to process the Ann Mason sulphide material at a nominal rate of 120,000 t/d. The design combines industry standard unit process operations consisting of primary crushing, SAG milling, closed circuit ball milling, copper-molybdenum bulk rougher flotation, concentrate regrinding, copper-molybdenum cleaner flotation, copper-molybdenum separation flotation, and product and tailings dewatering.
The results of this work will be used to further advance the understanding of the metallurgy of the Ann Mason deposit, and to optimize the flowsheet accordingly.
Blue Hill Deposit
In 2012, Metcon completed column leach testing of four composite samples composed of split drill core from the Blue Hill deposit. The objective of the program was to determine the amenability of Blue Hill samples to heap leaching, including copper extraction and acid consumption data.
Three of the composites were from oxide-style mineralization, with calculated head grades ranging between 0.13% copper and 0.25% copper. The fourth was from mixed oxide-sulphide mineralization grading 0.17% copper. Size-by-size analysis of the column head samples crushed to a P80 of ¾" indicated significant upgrading of the copper values in the -2 mm fraction.
Mineralogical characterization of the oxide sample was conducted by Tescan Integrated Mineral Analysis ("TIMA"), which provides semi-quantitative results using an automated scanning electron microsope. The results indicated that copper was predominantly present as chrysocolla and other minerals including goethite, calcanthite, brocanthite, malachite, and tennantite. The remaining copper is contained as minor amounts of sulphides (chalcopyrite, covellite, bornite).
The samples were crushed to a P80 of ¾" and acid addition requirements were determined using bottle roll testing and static leaching. A 40 kg charge of each composite was loaded into separate 3 metre x 10 centimetre diameter columns. The column charges were acid agglomerated and cured for five days prior to the onset of irrigation at a flow rate of 7.33 L/h/m2 and a sulphuric acid concentration of 7 g/L.
After a 91-day leach cycle, the columns yielded recoveries ranging from approximately 83% in the mixed composite to 87% in the mid-grade composite. The average recovery of the four composites was 84.8%. All composites showed very fast recovery rates, with the four columns returning indicated cumulative copper extractions averaging 70% after 15 days of leaching. Sulphuric acid consumption in the four columns ranged between 8.37 kg/kg copper and 15.49 kg/kg copper, and averaged 11.95 kg/kg copper.
For all of the tests, rapid copper extraction was observed at the onset of column irrigation, indicating that significant copper mineral dissolution had occurred during the agglomeration and curing stages. By the third week of leaching extraction, kinetics declined dramatically, but slow progress continued until the end of the test. High copper extractions and fast kinetics are believed to be attributable to the copper mineralization being localized in the fracture zones of the host rock. Hence, a moderate crush size was successful at opening up the mineral surfaces to attack by acid leaching.
Additional column leach testing of the Blue Hill oxide zone is recommended.

Infrastructure and Site Layout
A site layout has been prepared to illustrate the proposed location of required infrastructure, mining, and processing facilities for the Ann Mason Project (Figure 4).
Figure 4 - Ann Mason Project Site Layout

294000 E
296000 E
298000 E
300000 E
302000 E
304000 E
306000 E
4326000 N
4324000 N
4322000 N
4320000 N
4318000 N
4316000 N
4314000 N
4312000 N
N
TAILINGS DAM
TAILINGS DAM
TAILINGS MANAGEMENT FACILITY
MINE ACCESS ROAD
TAILINGS DAM
TAILINGS DAM
BLUE HILL RESOURCE
OPEN PIT
WASTE ROCK MANAGEMENT FACILITY

Entrée Gold Inc.

ANN MASON PROJECT

0 500 1000 (METERS)

Site Plan

AUTHOR: S.B.D.

DATE: October 2015

The mill is to be constructed to the northeast of the open pit and consists of a process plant and the supporting infrastructure for mining operations. A mining equipment garage, as well as mine dry, offices, and warehouse, are also included in the site complex. Access to the site will be via an upgraded access road to the northeast of the project.
The anticipated power demand will be 105 megawatts ("MW") during peak production.  Following upgrades to electrical substations and transmission lines in Yerington and Smith Valley, currently being planned by Nevada Energy, power can come from the proposed NV Energy 60 kV transmission line (120 kV capacity) servicing Smith Valley. A tap from this line will be constructed along with six kilometres of new 120 kV line to service the site. The line will feed two main substation transformers
The proposed tailings management facility ("TMF") is illustrated in Figure 4 above. This arrangement provided the lowest height for the tailings dams and added security by keying the tailings dams into rock contacts for increased stability. Further study on this layout is required in later levels of study.

The principal objective of the TMF is to provide secure containment of all the tailings solids generated by the milling process. The facility must accommodate 685.5 Mm3 of tailings.
The tailings dam design for this study considers four separate structures. Three of these will be constructed entirely of rock fill with the fourth a combination of rock fill and cyclone tailings. The South Dam will be the dam with the combination of materials. The volume in the South Dam is estimated at 94.6 Mm3 of which 21.8 Mm3 will be rock. This dam is active the entire mine life.
The tailings slurry will be pumped via a 5 kilometre pipeline from the plant to the South Dam. Tailings will be distributed to a series of cyclones on the dam crest and used to construct the dam further. Process water will be reclaimed from the TMF pond and returned to the plant via a dedicated reclaim water pumpset and pipeline.
The design height of the South Dam is the 1,650 metre level, which results in a maximum height of 125 metres. End of mine life freeboard has been designed at 5 metres.
The TMF pond plays a key role in the site water management by providing buffering of process water, direct precipitation, and runoff.
Surface diversion ditches along the western edge of the TMF have been included to capture and divert water away from the TMF without contact and released back into the environment. Seepage collection ponds and pumping systems are considered in the costing for each of the dams. This seepage will be returned to the process plant via the reclaim water system or returned to the TMF.
The effect of evaporation and a final water balance have not been completed for the 2015 PEA, but will be required in the next levels of study as the Ann Mason Project advances.
The plant site drainage will be collected in a settling pond with disposal to the process water pond. Wash bay drainage will be directed to an adjacent settling pond and pumped to the TMF. Mine water collection will be pumped to a small settling pond near the primary crusher. The water will be used for dust control on the road surfaces. Excess water will be sent to the TMF. Surface drainage will be diverted away from the mine where possible to ensure contact with active mining areas does not occur. If contact does occur, it will be directed to the mine-settling pond.
Capital and Operating Costs
Capital Costs
Table 10 shows a summary of the capital costs for the Ann Mason Project.
The pre-production capital cost estimate includes the open pit mine capital expenditures, capitalized pre-production stripping, a 120,000 t/d processing  plant, infrastructure (including a tailings facility, power improvements, water and roads), environmental costs, owner's and indirect costs and contingency. The open pit mine equipment is assumed leased; therefore, only the down-payment portion and lease payments during pre-stripping activities are considered in the mine capital costs.
Sustaining capital cost includes the down payment portion of LOM mine equipment replacement, tailings expansions, infrastructure upgrades and reclamation costs.
Development capital costs show a slight increase (5.5%) over the previous PEA capital ($1,351 million versus $1,283 million). This is attributed to the increase from 100,000 t/d to 120,000 t/d throughput, but offset by leasing of key mine equipment. Capital costs over the life of mine have now been reduced by 16.8%, compared to the previous PEA ($1,542 million versus $1,845 million), primarily attributed to leasing of the mine equipment.
Initial capital and sustaining capital costs summarized below in Table 10 were estimated using Q2 2015 data and pricing.

Table 10 – Summary of Ann Mason 2015 PEA Capital Cost Estimates
Category	Pre-Production and Year 1 Capital ($M)	Sustaining Capital (Years 2-21) ($M)	Total Capital ($M)
Open Pit	450.6	88.7	539.3
Processing	452.2	4.5	456.7
Infrastructure	180.7	24.5	205.1
Environmental	2.1	68.5	70.6
Owner's and Indirect Costs	162.7	1.6	164.3
Contingency	102.8	3.2	106.0
Total	1,351.0	191.0	1,542.0
Note:	Total reported values in table are rounded.
Operating Costs
Operating costs were developed for a 120,000 t/d mining and milling operation with a 21‑year milling life. The pre-strip requirements add an additional three years prior to milling commencement .
Total Years 1 to 21 operating costs for the Ann Mason Project are estimated to be $9.92/t of mill feed on a pre-tax basis (post-tax $11.34/t). Mining costs were estimated as $1.50/t mined, inclusive of equipment lease payments. LOM copper pre-tax cash costs are $1.72/lb on a copper only basis, or $1.49/lb net of by-product (molybdenum, gold and silver) credits. LOM AISC are $1.79/lb on a copper only basis, or $1.57/lb net of by-product (molybdenum, gold and silver) credits. Table 11 shows a breakdown of the operating cost categories for Years 1 to 21 on an average cost per tonne of mill feed basis.
All prices in the 2015 PEA are quoted in Q2 2015 United State dollars unless otherwise noted. Diesel fuel pricing is estimated at $0.80/L using a $75/barrel reference price. This estimate was derived from a price quotation for off-road diesel fuel delivered to site with applicable taxes considered. The price for electrical power was set at $0.064/kWh, based on current Nevada industrial pricing.
G&A costs are based on an average of 53 people (16 staff and 37 hourly). Additional charges, such as public relations, recruitment, logistics, and busing, are also included in the G&A costs. Mine employees will be located in the immediate area, and no camp will be provided or required.
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

Table 11 – Summary of Ann Mason Operating Costs Year 1 – 21
Category	Mined ($/t)	Mill Feed ($/t)	Cu Concentrate ($/t)
Mining (mill feed and waste)	1.50	4.13	455
Processing	-	4.59	506
G&A	-	0.26	29
Subtotal On-Site Costs	-	8.98	990
Transportation, Port Costs, Shipping	-	0.87	96
Royalties	-	0.07	7
Total Pre-Tax Operating Cost	-	9.92	1,093
Taxes	-	1.42	157
Total Post-Tax Operating Cost	-	11.34	1,250
Economic Analysis
The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2015 PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The analysis is based on a LOM plan for 21 years at a processing rate of 120,000 t/d. An increased mill throughput of 120,000 t/d (versus the previous PEA's 100,000 t/d) allows better utilization of the lower grade mill feed resulting in a more logical mining sequence and better mine fleet capital utilization. The capital increase to support the larger throughput is approximately 5% higher than that reported in the previous PEA, offset by a 12.5% increase in average annual copper production, a nearly 10% increase in average annual post-tax free cash flow and a 12% increase in project net present value ("NPV"). New metallurgical process parameters resulted in significant savings in processing operating costs-per-tonne ($5.13/t in the previous PEA versus $4.59/t in the 2015 PEA).
All prices are quoted in Q2 2015 United States dollars unless otherwise noted.
The tonnes and grades from the five-phase design for the open pit phases were used in the discounted cash flow ("DCF") analysis. The breakdown of Measured, Indicated, and Inferred material utilized in the analysis is shown in Table 7 above to highlight the percentage of material currently in the Measured and Indicated category. A total of 95.1% of the material in the DCF is currently in the Measured and Indicated category. Two additional phases were designed, complete with access, but while still economic, did not benefit the NPV of the overall Ann Mason Project at current metal prices. These demonstrate upside potential for the mine.
Table 12 shows the various metal price scenarios evaluated in the 2015 PEA.
Table 12 – Metal Prices by Scenario
Metal	Unit	Low Case	Base Case	High Case
Copper	$/lb	2.75	3.00	3.25
Molybdenum	$/lb	9.00	11.00	13.00
Silver	$/oz	15.00	20.00	25.00
Gold	$/oz	1,100.00	1,200.00	1,300.00

The Base Case is the scenario chosen by AGP and Entrée, with the other scenarios used for price sensitivities. The pre-tax results for the Base Case indicate the potential for a NPV7.5 of $1,158 million with an IRR of 15.8%. The payback period is 6.4 years, with payback occurring in the seventh year of production (Table 13 below). The post-tax results for the Base Case indicate the potential for a NPV7.5 of $770 million with an IRR of 13.7%. The payback period is 6.9 years, with payback occurring in the seventh year of production (Table 13 below).

Table 13 – Discounted Cash Flow Results
Cost Category	Unit	Low Case	Base Case	High Case
Operating Costs
Open Pit Mining	($M)	3,625.0	3,625.0	3,625.0
Processing	($M)	4,027.3	4,027.3	4,027.3
G&A	($M)	254.8	254.8	254.8
Concentrate Trucking	($M)	521.8	521.8	521.8
Port Costs	($M)	43.3	43.3	43.3
Shipping to Smelter	($M)	199.0	199.0	199.0
Subtotal Operating Costs	($M)	8,671.2	8,671.2	8,671.2
Capital Costs
Open Pit Mining	($M)	539.3	539.3	539.3
Processing	($M)	456.7	456.7	456.7
Infrastructure	($M)	205.1	205.1	205.1
Environmental Costs	($M)	70.6	70.6	70.6
Indirect	($M)	164.3	164.3	164.3
Contingency	($M)	106.0	106.0	106.0
Subtotal Capital Costs	($M)	1,542.0	1,542.0	1,542.0
Revenue (after smelting, refining, roasting, payables)	($M)	13,840.2	15,285.5	16,730.7
Royalties (0.4%)	($M)	52.3	58.1	63.9
Net Revenue( less Royalties)	($M)	13,787.9	15,227.4	16,666.9
Pre-Tax Net Cash Flow (Revenue-Operating-Capital)	($M)	3,574.7	5,014.2	6,453.7
Total Tax	($M)	844.8	1,241.4	1,659.1
Post-Tax Net Cash Flow	($M)	2,730.0	3,772.8	4,794.6
Net Present Value (Pre-Tax)
NPV @ 5%	($M)	1,184	1,937	2,690
NPV @ 7.5%	($M)	591	1,158	1,724
NPV @ 10%	($M)	205	641	1,078
IRR	(%)	11.9	15.8	19.4
Payback Period	Years (Year paid)	8.3 (Yr 9)	6.4 (Yr 7)	5.2 (Yr 6)
Net Present Value (Post-Tax)
NPV @ 5%	($M)	815	1,379	1,928
NPV @ 7.5%	($M)	339	770	1,189
NPV @ 10%	($M)	30	366	694
IRR	(%)	10.3	13.7	16.8
Payback Period	Years (Year paid)	8.7 (Yr 9)	6.9 (Yr 7)	5.7 (Yr 6)
Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the deposit at $14.2 billion or 92.6% of the total revenue. This is followed by gold at $509 million for 3.3% of the revenue, molybdenum at $453 million for 3.0% of the revenue, and silver at $168 million (1.1%).
The metal terms considered copper smelting to cost $80/dmt and refining to cost $0.080/lb for an average concentrate grade of 30%. The molybdenum roasting fees would be $1.15/lb with 99% payable. Silver and gold would both be payable at 97% with refining charges of $1.00/oz silver and $10.00 /oz gold. Table 14 shows other key production statistics developed as part of the analysis.

Table 14 – Ann Mason Key Metal Production Statistics and Cash Costs
Cost Category	Unit	Value
Mill Feed
Rate	t/d	120,000
Grade	Cu%	0.30
Total Operating Cost	($/t mill feed)	9.92
Mine Life	(years)	21
Initial Capital Costs (Year -3, Year -2, Year -1)	($M)	1,177.7
Year 1 Capital Costs	($M)	173.4
Sustaining Capital Cost	($M)	191.0
Total Mine Capital	($M)	1,542.0
Payable Copper
Initial 5 Years Average Annual Production	(Mlb)	229
Average Annual Production – LOM	(Mlb)	241
Total LOM Production	(Mlb)	5,065
Payable Molybdenum
Initial 5 Years Average Annual Production	(Mlb)	2.2
Average Annual Production – LOM	(Mlb)	2.2
Total LOM Production	(Mlb)	46.0
Recovered Precious Metals		Gold	Silver
Initial 5 years Average Annual Production	(oz)	13,500	302,200
Average Annual Production - LOM	(oz)	21,000	434,400
Total LOM Production	(oz)	441,300	9,122,800
Copper Concentrate
Initial 5 Years Average Annual Production	(dmt)	360,000
Average Annual Production – LOM	(dmt)	379,100
Total LOM Production	(dmt)	7,961,600
Molybdenum Concentrate
Initial 5 Years Average Annual Production	(dmt)	1,900
Average Annual Production – LOM	(dmt)	1,800
Total LOM Production	(dmt)	38,400
Cash Costs – Year 1 to Year 5		Pre-tax	Post-tax
Copper Cash Cost without Credits (Mo, Au, Ag)	($/lb)	2.08	2.13
Copper Cash Cost with Credits (Mo, Au, Ag)	($/lb)	1.89	1.94
All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag)	($/lb)	2.28	2.32
All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag)	($/lb)	2.09	2.13
Cash Costs – Year 1 to Year 21		Pre-tax	Post-tax
Copper Cash Cost without Credits (Mo, Au, Ag)	($/lb)	1.72	1.96
Copper Cash Cost with Credits (Mo, Au, Ag)	($/lb)	1.49	1.74
All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag)	($/lb)	1.78	2.03
All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag)	($/lb)	1.56	1.81
Cash Costs – LOM		Pre-tax	Post-tax
Copper Cash Cost without Credits (Mo, Au, Ag)	($/lb)	1.72	1.96
Copper Cash Cost with Credits (Mo, Au, Ag)	($/lb)	1.49	1.74
All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag)	($/lb)	1.79	2.04
All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag)	($/lb)	1.57	1.81
Net Annual Cash Flow		Pre-tax	Post-tax
Year 1 to Year 5	($M)	161.6	151.3
Year 1 to Year 21	($M)	297.9	238.4
LOM	($M)	200.6	150.9
Sensitivity to various inputs was examined on the Base Case. The items varied were recovery, metal prices, capital cost, and operating cost. The results of that analysis are shown in Figure 5 and Figure 6.

Figure 5 – Spider Graph of Sensitivity of NPV7.5 (Post-Tax)

2,000
1,500
1,000
500
0
-500
Net Present Value ($ millions)
-20%
-10%
Base
10%
20%
Recovery
Metal Price
Capital Cost
Operating Cost

Figure 6 – Spider Graph of IRR Sensitivity (Post-Tax)

The greatest sensitivity in the Ann Mason Project is metal price. The Base Case prices that are used consider a price of copper at $3.00/lb. A 10% reduction in metal price to $2.70 brings the NPV of the project to $279 million. A 10% increase in the copper price to $3.30 yields an NPV of $1,245 million. The -20% sensitivity on metal prices is roughly equivalent to a copper price of $2.40.
The second most sensitive parameter is recovery. To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion. Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis. Recovery test work has not indicated recoveries in the range of 74% which the -20% change in recovery would represent.  As copper represents 92.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the project, but may not be realistic.

The operating cost is the next most sensitive item. With the mine being a bulk mining operation, focus on this cost is instrumental to maintaining attractive project economics. Any opportunity to shorten waste hauls would have a positive impact on the project economics.
The least most sensitive item is capital cost. While changes in the cost have an effect, in comparison to the other three parameters, its effect is more muted. If the capital costs go up by 20%, the post-tax NPV change from the Base Case drops to $508 million from $770 million.
The 0.4% NSR royalty payable to Sandstorm is included in the 2015 PEA.
Environmental
Over the past several years, Entrée has continually focussed on advancing environmental studies and permitting for the Ann Mason Project. Baseline environmental studies, including biology (vegetation and wildlife), cultural resources, and WOUS wetland delineation, have been completed on approximately 4,063 ha (10,040 acres) of the project area. Reports on the survey results have been submitted to the BLM and the U.S. Army Corps of Engineers for review. No significant obstacles to the development of Ann Mason were identified in any of the baseline environmental studies completed to date.
Permits required for the development of Ann Mason include an approved Mining Plan of Operations from the BLM, Water Pollution Control and Reclamation Permits from the Nevada BMRR, an Air Quality Permit from the Nevada Bureau of Air Pollution Control and Conditional Use/Special Use Permits from Lyon and Douglas Counties.
Results of the baseline environmental studies will form part of an Environmental Impact Study ("EIS") of the project, as required by the National Environmental Policy Act ("NEPA"). Once Entrée completes a Pre-Feasibility study of the Ann Mason Project and submits its Mining Plan of Operations to the BLM for approval, an EIS will be required as part of the approval process. The BLM will be the lead agency under NEPA rules, and will only issue a final EIS after considering comments from the public and other agencies including the U.S. Environmental Protection Agency.
Near Term Exploration and Development Plans
Entrée has completed several of the longer lead time items required to advance to a Pre-Feasibility level on the Ann Mason Project.  Future work should include a small amount of additional drilling to convert the remaining Inferred blocks within the Phase 5 pit to Measured and Indicated resources and to potentially extend mineralization within the current pit design to further reduce the strip ratio.  The main additional studies required prior to Pre-Feasibility include:
•	Geotechnical, condemnation, water monitoring and exploration drilling.
•	Environmental studies (socio-economic, air quality, acid rock drainage, hydrogeological).
•	Engineering studies (mining, process, geotechnical, infrastructure, tailings, reclamation, operating and capital cost estimation, etc.).
Several other high-priority targets on the Ann Mason Project property require further exploration.  These include possible extensions of the Ann Mason deposit, the Blue Hill, Roulette, and Blackjack (IP and copper-oxide) targets and the Minnesota copper skarn target.  In the Blackjack area, induced polarization ("IP") and surface copper oxide exploration targets have been identified for drill testing.  The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.
On the near-surface Blue Hill oxide target, copper oxide mineralization extends from surface to a maximum depth of 185 metres (average approximately 125 metres), over an area of 800 by 500 metres and remains open to the northwest and southeast. Drilling of the underlying sulphide target remains sparse, but has identified a target more than one kilometre in width which remains open in most directions with potential for expansion.  Blue Hill has not been incorporated into the 2015 PEA, however, through additional drilling there is potential for the Blue Hill oxide copper deposit to be incorporated into the overall mine plan.

Entrée anticipates minimal field work in 2016 pending improvement in metal prices and in the mining investment environment. The Company is continuing to consider strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project.
MONGOLIA
Entrée/Oyu Tolgoi JV Property and Shivee West
The Entrée/Oyu Tolgoi JV Property and Shivee West are collectively referred to as "Lookout Hill".  Lookout Hill is comprised of two mining licences, Shivee Tolgoi and Javhlant, which are held by a wholly owned subsidiary, Entrée LLC.
The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée/Oyu Tolgoi JV as follows (Figure 1 above):
•	The Entrée/Oyu Tolgoi JV covers 39,807 ha consisting of the eastern portion of the Shivee Tolgoi and all of the Javhlant mining licences. The Entrée/Oyu Tolgoi JV Property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC's Oyu Tolgoi mining licence. The Entrée/Oyu Tolgoi JV Property hosts the Hugo North Extension deposit and the Heruga deposit. OTLLC is the manager of the Entrée/Oyu Tolgoi JV.
•	Shivee West covers an area of 23,114 ha. Shivee West is 100% owned by Entrée, but is subject to a first right of refusal by OTLLC. In October 2015, as part of efforts to manage cash reserves, Entrée voluntarily surrendered the westernmost 12,060 hectares of Shivee West, reducing its area from 35,173 hectares.
The original Javhlant and Shivee Tolgoi exploration licences were converted to mining licences by MRAM in October 2009 as a condition precedent to the Oyu Tolgoi Investment Agreement.
A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).  After issuance of a mining licence, holders are required to pay to the Mongolian Government an annual licence fee for gold or base metal projects. The annual licence fee to keep the Shivee Tolgoi and Javhlant mining licences in good standing is approximately $944,000, based on a rate of $15.00 per hectare.
The following table is a summary of the mining licences and their renewal status:
Licence Name	Licence Number	Date Granted	Renewal Date	Expiration Date
Javhlant	15225A	October 27, 2009	October 27, 2039	To Be Determined
Shivee Tolgoi	15226A	October 27, 2009	October 27, 2039	To Be Determined
On March 30, 2016, the Company filed LHTR16, titled "Lookout Hill Feasibility Study Update", dated March 29, 2016. LHTR16 was prepared by OreWin Pty Ltd ("OreWin"). For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Lookout Hill property, reference should be made to the full text of LHTR16, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.
Property Location and Accessibility

The Lookout Hill property is located within the Aimag (Province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The property is centred at approximately latitude 43°02′ N and longitude, 106°45′ E, or UTM coordinates 4,766,000 mN and 644,000 mE, with datum set to WGS-84, Zone 48N.
Road access to the property follows well-defined roads directly south from Ulaanbaatar requiring approximately 8-12 hours travel time in a four wheel drive vehicle. Mongolian rail service and a large electric power line lie 350 kilometres east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80 kilometres south of Lookout Hill. OTLLC has constructed a 105 kilometre road from the site to the border. OTLLC has constructed a 3.25 kilometre concrete airstrip and the site is serviced by charter and scheduled flights to and from Ulaanbaatar. Ulaanbaatar has an international airport, and Tsogt Tsetsii and the aimag capital of Dalanzadgad have regional airports.

There are few permanent inhabitants living within the boundaries of Lookout Hill and no towns or villages of significant size. The people who do live there are mostly nomadic herders.
Entrée periodically engages in small programs of basic infrastructure improvements to assist the nearby communities in the vicinity of the property.  In addition, Entrée maintains close contact with the district officials as part of its community relations efforts.
Climate, Local Resources, Physiography
The Lookout Hill property is located in the southern Gobi desert. Elevations in the area range between 1,160 masl and 1,450 masl. The property is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year. The Undai River is the most significant hydrological feature of the area.  A tributary of the river passes through the site.
The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 57 mm, 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm per hour have been recorded for short-term storm events.  In an average year, rain falls on only 19 days and snow falls on 10-15 days.  Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the property.
Temperatures range from an extreme maximum of about 50 °C to an extreme minimum of about ‑34°C.  The air temperature in wintertime fluctuates between 6°C and ‑21°C.  In the coldest month, January, the average temperature is ‑12°C.
Wind is usually present at the site.  Very high winds are accompanied by sandstorms that often severely reduce visibility for several hours at a time.  Based on regional information, windstorms can have gusts of up to 50 m/s. Snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year.  Spring dust storms are far more frequent, and can continue through June and July.
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
The Shivee Tolgoi and Javhlant exploration licences, which form the Lookout Hill property, were converted to mining licences in October 2009.  The third exploration licence, Togoot, was converted to a mining licence in June 2010, and was subsequently sold by Entrée in November 2011 to an arm's length private Mongolian company.
Regional Geology
The Lookout Hill property lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces. The Gurvansayhan Terrane consists of highly deformed accretionary complexes and oceanic island arc assemblages. The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Group), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite (Qmd) to possibly granitic composition. Carboniferous age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and north‑west.

Local Geology
The Oyu Tolgoi series of porphyry copper-gold deposits, which includes the Entrée/Oyu Tolgoi JV's Hugo North Extension and Heruga deposits, occur along a north-north-east corridor with Hugo North Extension at the north end and the Heruga deposit at the south end. The deposits are considered to be typical porphyry copper-gold deposits based on their styles of alteration and mineralization, spatial and genetic association with intrusive units, moderate grades, and large size. Mineralization is related to Devonian quartz monzodiorite intrusions and associated quartz stockwork. The deposits have varied characteristics in regard to host rock, intrusive bodies, sulphide mineralogy, grade, and alteration.
The pre-Carboniferous (probably Devonian) stratigraphy of the Oyu Tolgoi series of deposits consists of massive augite basalt, conglomerate, dacitic tuffs, and siltstones, which are overthrust by the 'Heruga sequence', comprising basaltic flows, volcaniclastic rocks, and siltstones. Only the lower parts of the Devonian sequence host porphyry mineralization and associated alteration. The Carboniferous Sainshandhudag Formation unconformably overlies the older rocks. Major Carboniferous or younger faults disrupt the mineralized corridor and bound the western side of most deposits.
The Hugo North Extension deposit within the Entrée/Oyu Tolgoi JV Property contains copper-gold porphyry-style mineralization associated with Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.
The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest grade parts of the deposit (with these zones averaging around 3.0% to 5.0% copper) and is zoned outward to chalcopyrite (to zones averaging around 2.0% copper for the high-grade chalcopyrite dominant mineralization).
The Heruga deposit contains copper-gold-molybdenum porphyry-style mineralization hosted in Devonian basalts and Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by Qmd stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the southern end (approximately 500 metres below surface) and plunges gently to the north.
The alteration at Heruga is typical of porphyry-style deposits, with notably stronger potassic alteration at deeper levels. Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized Qmd. Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.
Copper sulphides occur at Heruga in both disseminations and veins/fractures. Mineralized veins have a much lower density at Heruga than in the more northerly deposits.
Exploration – Entrée-OTLLC Joint Venture Property
From 2002 to 2004, Entrée undertook mapping, prospecting, completed extensive soil sampling and conducted IP, gravity, and magnetometer surveys over the area immediately north of the Oyu Tolgoi mining licence boundary. After signing the Earn-in Agreement in October 2004, all work on the Entrée/Oyu Tolgoi JV Property was conducted by OTLLC, the operator, and included geophysics (predominantly IP), mapping and RC and diamond drilling. The majority of the diamond drilling has been exploration related and includes 118 holes totalling 95,748 metres on the Hugo North Extension deposit and 45 holes totalling 56,957 metres on the Heruga deposit.
No significant exploration work has been undertaken by OTLLC on the Entrée/Oyu Tolgoi JV Property since February 2013.
Two targets were explored with diamond drilling in 2012: the Airport anomaly west of Ulaan Khud, and targets along strike from the Hugo North Extension deposit. Total drilling on the Entrée/Oyu Tolgoi JV portion of the Shivee Tolgoi mining licence in 2012 was 5,626 metres.

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
Hole EJD0034A was drilled as a daughter hole starting at 848 metres below the original to a depth of 1,884.5 metres. Assays returned three mineralized intervals, the most notable being 590 metres of 0.33% copper, 0.70 g/t gold and 56 ppm molybdenum, or 0.80% copper equivalent ("CuEq"). The hole shows strongly increasing gold with depth and extends mineralization another 150 metres below the previous limit of mineralization in EJD0034.
In December 2012, EJD0044 was collared at the north end of Heruga on the Javhlant mining licence, but in early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence.
Hole EJD0045 tested mineralization on the east side of the Heruga Qmd unit but was terminated at 1,450 metres after hitting a late-stage fault prior to intersecting the target. The target remains valid.
No significant exploration work has been undertaken by OTLLC on the Joint Venture Property since February 2013.
Entrée/Oyu Tolgoi JV Property – Sampling, Analysis and Security
Sampling programs on the Entrée/Oyu Tolgoi JV Property have included soil, rock chip, drill core and RC techniques. All of the sampling on the Entrée/Oyu Tolgoi JV Property is carried out by OTLLC personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in Agreement being signed in October 2004. All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the current mineral resource estimates.
During resource drilling, split core samples were prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia LLC ("SGS Mongolia"). The prepared pulps were then shipped by air under the custody of OTLLC to Ulaanbaatar, where they are assayed at a laboratory facility operated by SGS Mongolia.
The facility is well-equipped and the staff well-trained by SGS Mongolia. All sample preparation procedures and QA/QC protocols were established by OTLLC in consultation with SGS Mongolia. The maximum sample preparation capacity has been demonstrated to be around 600 samples per day when fully staffed.
The facility has one large drying oven, two Terminator jaw crushers, and two LM2 pulverisers. The crushers and pulverisers have forced air extraction and compressed air for cleaning. Smee (2008) noted that some of the equipment (in particular the crushers) were in poor condition and deficient in a number of areas but also noted that all concerns had been addressed as of April 10, 2008.
The samples were initially assembled into groups of 15 or 16 samples, and then 4 or 5 quality control samples are interspersed to make up a batch of 20 samples. The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one < 2% copper and one > 2% copper if higher grade mineralization is present based on visual estimates). The two copper SRMs are necessary because SGS Mongolia uses a different analytical protocol to assay all samples > 2% copper.

The split core, reject, and pulp duplicates were used to monitor precision at the various stages of sample preparation. The field blank can indicate sample contamination or sample mix-ups, and the SRM was used to monitor accuracy of the assay results.
Entrée/Oyu Tolgoi JV Property – Mineral Resources
The Hugo North Extension mineral resource inventory, cut at the adjacent Oyu Tolgoi licence boundary, is based on drilling completed to February 14, 2014 and is reported with an effective date of March 28, 2014. The effective date for the Heruga mineral resource is March 30, 2010 and is based on drilling to June 21, 2009.
OTLLC produced 3D geological models of the major structures and lithological units based on the structural and geological information outlined in LHTR16. For each deposit, appropriate copper and gold shells at various cut-off grades were also defined. These shapes were then edited on plan and section views to be consistent with the structural and lithological models and the drill assay data. Checks on the structural, lithological, and grade shell models indicated that the shapes honoured the drillhole data and interpreted geology.
The Hugo North Extension and Heruga mineral resources are shown in Table 15 below, reported at CuEq cut-off grades above 0.37%. The mineral resource estimate for the Hugo North Extension deposit is classified as Measured, Indicated, and Inferred, while the mineral resource estimate for the Heruga deposit is classified as Inferred. The mineral resources were classified in a manner consistent with the CIM Definition Standards required by NI 43-101.  Mineral resources are not mineral reserves until they have demonstrated economic viability based on a Feasibility Study or Pre-Feasibility study.
The formulae used to calculate copper equivalency have been updated in LHTR16 from the previous report for each deposit and are discussed in more detail below. The various recovery relationships at Oyu Tolgoi are complex and relate both to grade and copper:sulfur ratios.
Table 15 – LHTR16 Entrée/Oyu Tolgoi JV Mineral Resource Summary
Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	Silver (g/t)	Molybdenum (ppm)	CuEq (%)
Hugo North Extension Deposit
Measured	1.2	1.38	0.12	2.77	38.4	1.47
Indicated	128	1.65	0.55	4.12	33.6	1.99
Inferred	179	0.99	0.34	2.68	25.4	1.20
Heruga Deposit
Inferred	1,700	0.39	0.37	1.39	113.2	0.64

Deposit	Contained Metal
	Copper (Mlb)	Gold (koz)	Silver (koz)	Molybdenum (Mlb)	CuEq (Mlb)
Hugo North Extension Deposit
Measured	36	4.4	105	0.1	38
Indicated	4,663	2,271	16,988	9.5	5,633
Inferred	3,887	1,963	15,418	10.0	4,730
Heruga Deposit
Inferred	14,610	20,428	75,955	424	24,061

Notes:
•	Entrée has a 20% interest in mineralization extracted from the Hugo North Extension and Heruga deposits. • CuEq is copper-equivalent grade, expressed in percent.
•	The effective date for the Hugo North Extension resource estimate is March 28, 2014; for Heruga the effective date is March 30, 2010.
•	The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off as determined by OTLLC.
•	CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum).
o	Hugo North Extension CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.913) + (Ag (g/t) x 20.37 x 0.0321507 x 0. 942)) / (3.01 x 22.0462)
o	Heruga CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.911) + (Ag (g/t) x 20.37 x 0.0321507 x 0. 949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)
•	The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.
•	Totals may not match due to rounding.
•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Hugo North Extension Deposit
The Hugo North Extension resource model is based on a new geological interpretation and refined structural model for the Hugo North deposit. Updated Hugo North interpretations were developed as three dimensional wireframes based on all of the available drillhole data as at the close-off date of February 14, 2014.
A sub-celled volume model was developed from these updated interpretations using parent cell dimensions equal to 15 metres x 15 metres x 15 metres and minimum sub-cell dimensions down to 5.0 metres x 5.0 metres x 5.0 metres to allow good resolution at interpreted boundaries. Interpolation was undertaken into the mineralized domains (Va, Qmd, Ign, and xBigD) using ordinary kriging methods, except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the third power (ID3). Grades were estimated into parent cells and assigned to sub-cells of like-domain using 5.0 metre drillhole composites. A nearest neighbour estimation run was also undertaken for validation purposes. Search parameters were derived from variographic analysis. Concentric expanding search ellipsoids were used in a three-pass estimation process, whereby model cells that did not receive an estimate in a previous search ellipse moved to the next larger pass for a repeated attempt at estimation. At least three drillholes were used to estimate blocks in the first search pass, and the number of composites from a single drillhole that could be used was restricted to three. Similarly, search pass two required a minimum of two drillholes to generate an estimate. The number of composites allowed from a single hole was restricted to three. For both copper and gold, a combination of outlier restriction and grade capping was used to control the effects of high-grade samples within the domains.
At Hugo North Extension, block confidence classification is based on three processes: preliminary block classification using a script based on distance to a drillhole and number of drillholes used to estimate a block, generation of probability model for the three confidence categories, and manual 'cleaning' using polygons generated in sectional view.
Heruga Deposit
The Heruga resource model was not updated in LHTR16; however, grades and tonnages have been revised slightly because of changes to the CuEq calculation (see discussion below) and resultant changes to blocks contained within the CuEq cut-off grade. The revised CuEq formula has affected the Heruga mineral resource estimate, with a 7% drop in tonnage, a 4% drop in copper, gold, silver, and molybdenum contained metals, and a 10% drop in copper equivalent metal relative to the previously reported mineral resource (2013).
Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-dominant zone and a deeper gold-dominant zone within the overall copper–gold porphyry at Heruga. In addition, there is significant (100–1,000 ppm) molybdenum mineralization in the form of molybdenite, which is more-closely associated with the copper mineralization.
The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drillholes, including daughter holes, totalling 58,276 metres.
The mineral resource estimate was originally prepared by OTLLC. A close-off date of May 31, 2009 for survey (collar and downhole) data was utilised for constructing the geological domains. The effective date for the Heruga mineral resource is March 30, 2010. OreWin has reviewed the Heruga resource estimate and is of the opinion that the original data is still reliable and current and there have been no material changes resulting from drilling completed after May 2009.

OTLLC created 3D shapes (wireframes) of the major geological features of the Heruga deposit. To assist in the estimation of grades in the model, OTLLC also manually created 3D grade shells (wireframes) for each of the metals to be estimated. Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralization faults. For copper, a single grade shell at a threshold of 0.3% copper was used. For gold, wireframes were constructed at thresholds of 0.3 g/t gold and 0.7 g/t gold. For molybdenum, a single grade shell at a threshold of 100 ppm molybdenum was constructed. Silver was estimated using the copper domains. These grade shells took into account known gross geological controls in addition to broadly adhering to the above mentioned thresholds.
Resource estimates were undertaken by OTLLC and the methods used were very similar to those used for the Hugo North Extension resource estimate. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging. Bulk density was interpolated using an inverse distance to the third power methodology. The assays were composited into 5.0 metre downhole composites; block sizes were 20 metres x 20 metres x 15 metres. Blocks within 150 metres of a drillhole were initially considered to be Inferred. A 3D wireframe was constructed, inside of which the nominal drill spacing was less than 150 metres.

CuEq Formula Derivation
The copper-equivalence formulae incorporate copper, gold, and silver, and also molybdenum for Heruga. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum.
Copper estimates are expressed in the form of percentages (%), gold and silver are expressed in grams per tonne (g/t), and molybdenum is expressed in parts per million (ppm).
Metallurgical recovery for gold, silver, and molybdenum are expressed as a percentage relative to copper recovery.
All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold, except for molybdenum. Molybdenum grades are only considered high enough to support construction of a molybdenum recovery circuit for Heruga mineralization; hence the recoveries of molybdenum are assumed to be zero for Hugo North Extension.
The base formula for Hugo North Extension is:
CuEq = Cu + ((Au x 1,250 x 0.0321507 x 0.913) + (Ag x 20.37 x 0.0321507 x 0.942)) / (3.01 x 22.0462)
The base formula for Heruga is:
CuEq = Cu + ((Au x 1,250 x 0.0321507 x 0.911) + (Ag x 20.37 x 0.0321507 x 0.949) + (Mo x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462
Entrée/Oyu Tolgoi JV Property – Mineral Reserve
LHTR16 updates Entrée's 2013 technical report on the Lookout Hill property filed in March 2013. LHTR16 was prepared for Entrée by OreWin, and is based on information contained within the 2014 Oyu Tolgoi Feasibility Study ("OTFS14") completed in July 2014 by OTLLC and Turquoise Hill's technical report titled "Oyu Tolgoi 2014 Technical Report") ("2014 OTTR") filed by Turquoise Hill on October 28, 2014. 2014 OTTR is Turquoise Hill's current technical report for the Oyu Tolgoi mine and related projects. LHTR16 aligns the mine plan for the Entrée/Oyu Tolgoi JV Property Reserve Case reported by Entrée with the mine plan reported in 2014 OTTR.
The Entrée/Oyu Tolgoi JV Property mineral reserve is contained within the Hugo North Extension Lift 1 block cave. The mine design work on Lift 1 was prepared by OTLLC and reviewed and accepted by OreWin as the basis for the underground mine planning in 2014 OTTR and the reserve estimate in LHTR16. The Entrée/Oyu Tolgoi JV Property mineral reserve will be mined as part of the Oyu Tolgoi project and as such is a subset of the total Oyu Tolgoi mineral reserves reported in 2014 OTTR, which assumes processing of 1.5 billion tonnes of ore, mined from OTLLC's SOT open pit and from the Hugo North Lift 1 block cave, including Hugo North Extension.
Table 16 shows the underground mineral reserve for Lift 1 of the Hugo North Extension deposit as reported in LHTR16. Entrée has a 20% interest in mineralization extracted from the Hugo North Extension deposit. The reconciliation between the reserve reported in LHTR16, and Entrée's previous technical report (2013), is provided in LHTR16. The reconciliation shows there is only a small change in the mineral reserve.

Table 16 – LHTR16 Entrée/Oyu Tolgoi JV Mineral Reserve, September 20, 2014
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mlb)	Au (koz)	Ag (koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591
Total Entrée/Oyu Tolgoi JV	35	100.57	1.59	0.55	3.72	1,121	519	3,591
Notes:
•	Entrée has a 20% interest in the reported mineral reserve.
•	Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
•	The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•	The block cave shell was defined using a NSR cut-off of $15/t NSR.
•	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resources, which have been assigned a zero grade and treated as dilution.
•	Only Indicated resources were used to report Probable reserves.
•	The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.
•	The mineral reserves reported above are not additive to the mineral resources.
The reserve was prepared by OreWin. Mineral reserves are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and prepared in accordance with NI 43-101.
Mining Methods
Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property, hosts four main semi-contiguous, surface and underground porphyry copper–gold deposits (Hugo North, Hugo South, SOT, and Heruga – from north to south) along a 12 kilometre north-north‑east trending belt. The Oyu Tolgoi trend is still open to the north and south and the deposits have not been closed off at depth. Mineral reserves and resources estimated on these deposits form the basis of future project development. The deposits are located both on the Oyu Tolgoi mining licence and on the adjacent Entrée/Oyu Tolgoi JV Property, but the Entrée/Oyu Tolgoi JV deposits will be developed, operated and processed by OTLLC under the terms of the Entrée/Oyu Tolgoi JV. This provides the operator with flexibility in studying alternative paths for mine development to match future economic conditions and actual mine performance.
Underground mining at Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property, is planned to be by panel caving which is a variation of block caving. The weak, massive nature of the Hugo North and Hugo North Extension deposits and their location between 700 metres and 1,400 metres below surface make them well suited both geotechnically and economically to the large-scale caving method of underground mining. Caving requires a large early capital investment but is highly productive and has low operating costs. The mining areas included in the Reserve Case are shown schematically in Figure 7.
The mine design consists of 203 kilometres of lateral development, five shafts, and two decline tunnels from surface. Five shafts are required to provide access for mining personnel and equipment, for production, and for intake and exhaust ventilation-ways. The primary LOM material handling system will transport material to surface by a series of conveyors. An overview of Lift 1 development is shown in Figure 8. The underground mine will operate at a nominal 95 ktpd.
The long operating life of the mine supports the initial capital investment. Lift 1 cave dimensions are summarised in Table 17.

Table 17 – Hugo North (including Hugo North Extension) Cave Dimensions
Cave	Extraction Level		Length (m)	Width (m)	Height (m)
	Above Sea Level (m)	Below Surface (m)
Lift 1	-100	1,270	2,000	280	600
Figure 7 – LHTR16 Reserve Case Mining Areas

Javhlant ML
Joint Venture
Property
Shivee Tolgoi ML - Shivee West
North
Oyu Tolgoi ML
Processing
Complex
Shivee Tolgoi ML
Joint Venture
Property
Decline
Portal
Southern Oyu
Hugo
Conveyor
Decline
Hugo North
Extension
Hugo North Lift 1

Figure by OreWin 2014.

Figure 8 – LHTR16 Hugo North (Including Hugo North Extension) Lift 1 Mine Design

Shivee Tolgoi
OT LLC - Entrée Gold
JV Property
(ML 15226A)
Oyu Tolgoi
(6709A)
Hugo North Extension Lift 1
Shaft 4
Conveyor and
Service Portal
Hugo North Lift 1
Shaft 2
Shaft 5
Shaft 3
Shaft 1
Conveyor to
Surface
4768000N
4767000N
4766000N
4765000N
648000E
649000E
650000E
651000E
652000E
653000E
1 km
UTM Zone 48N (WGS 84) February 2016
N

Modified from OTLLC 2014 figure by Entrée 2016.
Metallurgy and Process
A substantial amount of metallurgical test work has been conducted at the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property. The latest work has focused on verifying assumptions made during design with actual operation experience gained from the start of commissioning the concentrator. In addition, further flotation variability tests have been conducted on Hugo North, Central zone, and blends of Southwest zone and Hugo North mineralization.
On completion of the variability flotation test work on the individual deposits a series of locked cycle tests were conducted on further composites representing chronological blends of ore planned to feed the mill in the mine plan.
Oyu Tolgoi employs a conventional SAG mill / ball mill / grinding circuit (SABC) followed by flotation, as shown in the basic flowsheet (Figure 9 below).  OTLLC's open pit and concentrator, which commenced production in 2013, uses two grinding lines, each consisting of a SAG mill, two parallel ball mills, and associated downstream equipment to treat up to 100 ktpd of plant feed from the SOT Southwest Zone pit.
Combined with Hugo North (including Hugo North Extension) underground production, concentrator feed rates will be as high as 121 ktpd, which represents the tailings handling capacity of the plant. The Phase 2 (Lift 1) concentrator development program optimises the concentrator circuit to enable it to maximise recovery from the higher grade Lift 1 plant feed. The Phase 2 concentrator expansion will include:
•	The addition of a fifth ball mill to achieve a finer primary grind P80 of 150–160 µm for a blend of Hugo North (including Hugo North Extension) and open pit feeds, compared to 180 µm for SOT Southwest Zone.
•	Additional roughing and cleaner column flotation capacity to process the higher level of concentrate production when processing the higher grade Hugo North (including Hugo North Extension) plant feed.
•	Additional concentrate dewatering and bagging capacity.

Figure 9 – Basic Oyu Tolgoi Flowsheet (Phase 1)

Pebble Crusher
SAG Mill
Coarse Ore
Screens
Cyclones
Ball Mill
Rougher Flotation
Tailing
1st Cleaner
Flotation
Cleaner Scavenger
Flotation
Regrind
Circuit
Cleaner Tailing
Concentrate
2nd Cleaners
tailing

Figure by OTLLC 2014.
Project Infrastructure and Power
The Oyu Tolgoi project now has an established base set of infrastructure. A site plan showing the key infrastructure and locations of the plant and mines is shown in Figure 10 below. The Entrée/Oyu Tolgoi JV's Hugo North Extension Lift 1 mining area is immediately north of the Oyu Tolgoi mining licence.
In LHTR16, power has been assumed to be purchased from a Mongolian supplier. On August 14, 2014, Turquoise Hill announced that OTLLC had signed a Power Sector Cooperation Agreement with the Government of Mongolia, which provides for an open, international tender process to identify and select an independent power provider to privately fund, construct, own and operate a power plant to supply electricity, with the Oyu Tolgoi project (including the Entrée/Oyu Tolgoi JV Property) as the primary customer.
In May 2015, as part of the Mine Plan, OTLLC committed to providing working assumptions for a financing plan towards supporting a long‑term power agreement with a Tavan Tolgoi power station.

Figure 10 – Site Plan

TO KHANBUMBAT AIRPORT
TO KHANBOGD
4 770 000
646 000
656 000
Shivee Tolgoi ML
HUGO NORTH EXTENSION
CONCRETE BATCH PLANT
WASTE MANAGEMENT CENTRE
CONCENTRATOR SITE
QUARRY
CONSTRUCTION CAMP
HUGO NORTH LIFTS 1 & 2 BLOCK CAVE
HUGO NORTH SHAFT FARM BOUNDARY
DECLINE PORTAL
TAILINGS POND
LICENCE 15226A
LICENCE 6709
SHAFT NO. 2
HUGO DUMMETT DEPOSIT
UMDAI RIVER
WAREHOUSE LAYDOWN YARD
SHAFT NO. 1
ROM
HUGO SOUTH LIFT BLOCK CAVE
PERMANENT CAMP
CRUSHER
CENTRAL DEPOSIT
LOW GRADE ORE STOCKPILE
TAILINGS PIPELINE
DIVERSION DAM EMBANKMENT
SOUTHWEST & SOUTH DEPOSITS
DIVERSION CHANNELS
SOUTHERN OYU PITS
MINE RAIL YARD (PLANNED)
SUBSURFACE FLOW DIVERSION ALIGNMENT
WASTE DUMP
LICENCE 15225A
HERUGA DEPOSIT
Javhlant ML
4 758 000
HERUGA BLOCK CAVES
LICENCE 6710
2 km

OreWin | LHTR16

Oyu Tolgoi Project

Site Plan

Figure by OreWin 2016.
Transport and Logistics
Concentrate and supplies are currently transported along a 105 kilometre road that has been constructed to the Mongolian-Chinese border crossing at Gashuun Sukhait. The Government of Mongolia has committed to providing OTLLC with non-discriminatory access to any railway constructed between Mongolia and China. The Government of Mongolia is currently supporting construction of a standard gauge single-track heavy-haul rail from the Tavan Tolgoi coal mine (approximately 120 kilometres to the north-west of the Lookout Hill property) to Gashuun Sukhait (Figure 11 below), ultimately to be interconnected with the Chinese rail network at Ganqimaodao on the Chinese side of the border. Once constructed, the South Gobi Rail alignment would pass across the Javhlant mining licence and therefore represents an opportunity for eventual connection of the Oyu Tolgoi project to the rail network. Rail line construction is currently suspended but could be completed by 2018 if financing is secured.

Figure 11 – Oyu Tolgoi Regional Road and Rail

500,000 mE
600,000 mE
700,000 mE
4,800,000 mN
4,700,000 mN
RUSSIA
MONGOLIA
CHINA
Enlarged Area
Tavan Tolgoi
Coal Mine
Tsogttsetsii
Dalanzadgad
Khanbogd
Oyu Tolgoi Property
Bayan Ovoo
LOOKOUT HILL
PROPERTY
Ömnögovi
Aimag
Dornogovi
Aimag
Gashuun Sukhait
Ganqimaodao
N
LEGEND
Town or City
Airport
Powerline
Paved Road
TT-GSK Rail Line
(under construction)
Aimag Boundary
MONGOLIA
CHINA
0
100 km
SCALE
UTM Zone 48N (WGS 84)
09 February 2016
ENTRÉE GOLD INC.
LOOKOUT HILL PROPERTY
LOCATION MAP

Figure by Entrée 2016.
Concentrate Sales and Marketing
Concentrate is sold in-bond free-on-board at a bonded yard on the Chinese side of the border in Ganqimaodao (Figure 11 above). Sales contracts were signed for 100% of Oyu Tolgoi's 2015 concentrate production and 90% of 2016 planned production; over 80% of concentrate production has been contracted for up to eight years.
OTLLC's analysis of the copper market indicates long-term dynamics for copper will be driven by a combination of factors. Significant increases are forecast in copper consumption per capita, owing particularly to the industrialisation and urbanisation of China and other emerging markets. A back-drop of strong long‑term copper demand and constrained supply is expected to offer fundamental support to copper prices. In recent years, supply has failed to respond quickly enough to increased demand from emerging regions. Global electrification and the growth of China and India will drive the increasing intensity of use per capita gross domestic product (GDP).
Copper demand will also benefit from a greater long-term focus on renewable sources of energy and energy-efficient technologies such as wind turbines and electric / hybrid vehicles, which are of copper-intensive fabrication.
Environmental Studies and Social Impact Assessment
OTLLC has completed a comprehensive Environmental and Social Impact Assessment ("ESIA") for Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The ESIA undertaken as part of the project finance process was publically disclosed in August 2012 and identifies and assesses the potential environmental and social impacts of the project, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation ("IFC"), European Bank for Reconstruction and Development ("EBRD"), and other financing institutions.
OT LLC has implemented and audited an environmental management system ("EMS") that conforms to the requirements of ISO 14001 : 2004.
The EMS for operations consists of detailed plans to control the environmental and social management aspects of all project activities following the commencement of commercial production from the OTLLC open pit in 2013. The Oyu Tolgoi ESIA builds upon an extensive body of studies and reports, and Detailed Environmental Impact Assessments ("DEIAs") that have been prepared for project design and development purposes, and for Mongolian approvals under the following laws:
•	The Environmental Protection Law (1995);
•	The Law on Environmental Impact Assessment (1998, amended in 2001); and
•	The Minerals Law (2006).
Initial studies, reports, and DEIAs were prepared over a six-year period between 2002 and 2008, primarily by the Mongolian company Eco-Trade LLC, with input from Aquaterra Consulting Pty Ltd., now RPS Group Plc on water issues.
The original DEIAs were in accordance with Mongolian standards and while they incorporated World Bank and IFC guidelines, they were not intended to comprehensively address overarching IFC policies such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.
Following submission and approval of the initial DEIAs, the Government of Mongolia requested that OTLLC prepare an updated, comprehensive ESIA whereby the discussion of impacts and mitigation measures was project-wide and based on the latest project design. The ESIA was also to address social issues, meet Government of Mongolia (legal) requirements, and comply with current IFC good practice.
For the ESIA, the baseline information from the original DEIAs was updated with recent monitoring and survey data. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment ("SIA") for the project.
The requested ESIA, completed in 2012, combines the DEIAs, the project SIA, and other studies and activities that have been prepared and undertaken by and for OTLLC.
Capital and Operating Costs
Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs that are incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%, other than with respect to costs relating to construction or operation of mill, smelter and other processing facilities, the treatment of which is described below. Under the terms of the Entrée/Oyu Tolgoi JV, Entrée has elected to have OTLLC debt finance Entrée's share of costs for approved programs and budgets, with interest accruing at OTLLC's actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée's share of products. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally accepted accounting principles.
Under the terms of the Entrée/Oyu Tolgoi JV, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée.  All costs relating to construction or operation of mill, smelter and other processing facilities are solely for the account of OTLLC, with Entrée paying milling and smelting charges at cost (using industry standards for calculation of cost including an amortization of capital costs). The amortization allowance for capital costs will be calculated in accordance with generally accepted accounting principles determined yearly based on the estimated quantity of minerals to be processed for Entrée's account during that year relative to the total design capacity of the processing facilities over their useful life.

The average operating costs for the Entrée/Oyu Tolgoi JV are shown in Table 18.
Table 18 – Entrée/Oyu Tolgoi JV Average Operating Cost Summary
Description	Unit	Total
Average Operating Cost	$/t Processed	34.56
Note:  Includes mining and process assets depreciation and administration charge.
The Entrée/Oyu Tolgoi JV capital expenditure including expansion and sustaining capital is shown in Table 19. The concentrator capital cost is applied proportionally by the total tonnes processed as a depreciation charge to the Entrée/Oyu Tolgoi JV.
Table 19 – Entrée/Oyu Tolgoi JV Capital Expenditure
Description	Unit	Total
Entrée/Oyu Tolgoi JV Shaft 4	$M	18
Hugo North Extension Lift 1	$M	417
Total	$M	435
Note:  Capital includes only direct project costs and does not include non-cash shareholder interest, management payments, foreign exchange gains or losses, foreign exchange movements, tax pre-payments, or exploration phase expenditure. Capital expenditure includes expansion and sustaining costs. Entrée is responsible for 20% of reported Entrée/Oyu Tolgoi capital expenditures, or approximately $87M.
Power has been treated as a purchased utility from a third-party provider. Mine site cash costs are shown in Table 20. Cash costs are those costs relating to the direct operating costs of the mine site, namely:
•	Mining
•	Concentration
•	Tailings
•	Operational Support Costs
•	Infrastructure
•	Depreciation Charge
•	Administration Fees
Table 20 – Entrée/Oyu Tolgoi JV Unit Operating Costs by Copper Production
Description	Unit	LOM Average
Mine Site Cash Cost	$/lb Payable Copper	1.11
TC/RC, Royalties & Transport	$/lb Payable Copper	0.54
Total Cash Costs Before Credits	$/lb Payable Copper	1.66
Gold Credits	$/lb Payable Copper	0.60
Silver Credits	$/lb Payable Copper	0.06
Total Cash Costs After Credits	$/lb Payable Copper	0.99
Note:  Includes mining and process assets depreciation and administration charge.

Economic Analysis
The financial analysis has been prepared using the following long-term metal price estimates: copper at $3.08/lb; gold at $1,304/oz and silver at $21.46/oz. A summary of the Entrée/Oyu Tolgoi JV Property production and financial results for the LHTR16 Reserve Case is shown in Table 21 below. The after-tax NPV8 attributable to Entrée for the LHTR16 Reserve Case is $106 M.
The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the mineral reserve areas in the Oyu Tolgoi project. The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.
OTFS14 assumed that the timing for the restart of the underground mine would occur at the commencement of 2015. Despite the fact that this did not occur, the economic analysis of the mineral reserve remains valid and the costs and revenues are delayed by the same timing.  Based on Turquoise Hill's expectation that underground development will restart in mid‑2016, the discounted cash flow has been calculated assuming Year 1 is 2016. A summary of the Entrée financial results-discount rate sensitivity for the LHTR16 Reserve Case is shown in Table 22 below.
Table 21 – Entrée/Oyu Tolgoi JV Summary Production and Financial Results
Description	Units	Total
Total Mineral Reserve Inventory (entire Lift 1 and SOT)
Total Processed – OTLLC & Entrée/Oyu Tolgoi JV	billion t	1.5
Metal Prices
Copper	$/lb	3.08
Gold	$/oz	1,304
Silver	$/oz	21.46
Entrée/Oyu Tolgoi JV Property Results
Processed	Mt	34.8
NSR	$/t	100.57
Cu Grade	%	1.59
Au Grade	g/t	0.55
Ag Grade	g/t	3.72
Copper Recovered	Mlb	1,121
Gold Recovered	koz	519
Silver Recovered	koz	3,591
Total Cash Costs After Credits	$/lb Payable Copper	0.99
NPV8% After Tax (Entrée’s 20% interest only)	$M	106
NPV8% Before Tax (Entrée’s 20% interest only)	$M	142

Notes:
•	Entrée has a 20% interest in Entrée/Oyu Tolgoi JV Property mineralization. Unless otherwise noted above, results are for the entire Entrée/Oyu Tolgoi JV.
•	Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
•	The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•	The block cave shell was defined using a NSR cut-off of $15/t NSR.

•	For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resources, which have been assigned a zero grade and treated as dilution.
•	Only Measured mineral resources were used to report Proven mineral reserves and only Indicated resources were used to report Probable reserves.
•	The financial base case analysis has been prepared using the following current long term metal price estimates: copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.
•	The mineral reserves reported are not additive to the mineral resources.
Table 22 – Entrée Financial Results – Discount Rate Sensitivity – LHTR16 Reserve Case
Discount Rate	Net Present Value ($M) Entrée
	Before-Tax	After-Tax
Undiscounted	440	328
5.00%	215	160
6.00%	187	139
7.00%	163	121
8.00%	142	106
9.00%	124	93
10.00%	109	81
The Entrée/Oyu Tolgoi JV and OTLLC processing tonnages and copper, gold, and silver metal production in the LHTR16 Reserve Case is shown in Figures 12 to 15 below. The production shown is the total production from the Entrée/Oyu Tolgoi JV of which 20% is attributable to Entrée. Total Entrée/Oyu Tolgoi JV Lift 1 production is forecast to total 34.8 Mt. Underground development on Hugo North Extension is expected to start in 2021 and deposit production is expected to commence in 2027 and continue to 2034. Entrée/Oyu Tolgoi JV Lift 1 production will reach a peak of 8.3 Mt in 2031.
LHTR16 Reserve Case concentrate and metal production are summarised in Figure 16 below.  Entrée's cash flows from the Reserve Case are shown in Figure 17 below.

Figure 12 – Processing by Source – LHTR16 Reserve Case

50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Processing kt
1
3
5
7
9
11
13
15
17
19
21
23
25
27
29
31
33
35
37
39
41
Year
Southern Oyu OT LLC
Hugo North OT LLC
Hugo North EJV

Note: Entrée has a 20% interest in ore extracted from "Hugo North EJV". "EJV" is the Entrée/Oyu Tolgoi JV.
Figure 13 – Copper Production – LHTR16 Reserve Case
Note: Entrée has a 20% interest in ore extracted from"Hugo North EJV". "EJV" is the Entrée/Oyu Tolgoi JV.

Figure 14 – Gold Production – LHTR16 Reserve Case
Note: Entrée has a 20% interest in ore extracted from"Hugo North EJV". "EJV" is the Entrée/Oyu Tolgoi JV.
Figure 15 – Silver Production – LHTR16 Reserve Case
Note: Entrée has a 20% interest in ore extracted from"Hugo North EJV". "EJV" is the Entrée/Oyu Tolgoi JV.

Figure 16 – Entrée/Oyu Tolgoi JV Concentrate and Metal Production – LHTR16 Reserve Case
Note: Entrée has a 20% interest in ore extracted from"EJV". "EJV" is the Entrée/Oyu Tolgoi JV.
Figure 17 – Entrée Cumulative Undiscounted Cash Flow – LHTR16 Reserve Case
Alternative Production Cases
Oyu Tolgoi is a very large project that includes four separate deposits. The long-term development of Oyu Tolgoi would involve the development of the resources on all deposits. Alternative production cases have been developed to provide early-stage analysis of the development flexibility that exists with respect to later phases of the Oyu Tolgoi project (Heruga, Hugo South, and Lift 2 of Hugo North including Hugh North Extension).

While it is outside of the scope of reserve reporting, as part of the long-term development strategy OTLLC continues to examine the alternative production cases to better define future work plans and prepare for investment decision points. The mine designs developed by OTLLC and considered in the alternative production cases are shown schematically in Figure 18 and include mineral reserves from the SOT deposits and Hugo North (including Hugo North Extension) Lift 1, Indicated and Inferred Mineral Resources from Hugo North (including Hugo North Extension) Lift 2 and Inferred Mineral Resources from Hugo South and Heruga.
The mine designs noted above that are in the alternative production cases and on the Entrée/Oyu Tolgoi JV Property are:
•	Hugo North Extension Lift 1 Block Cave	(Reserves)
•	Hugo North Extension Lift 2 Block Cave	(Resources Indicated and Inferred)
•	Heruga Block Cave	(Resources Inferred)
Under NI 43-101 guidelines, Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorised as mineral reserves. There is no certainty that the alternative production cases will be realised.
Development of these deposits will require separate development decisions in the future based on the prevailing conditions and the development experience obtained from developing and operating the initial phases of Oyu Tolgoi.
Figure 19 shows an example of the decision tree for the possible development options at Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. This has been updated to include options that take advantage of productivity improvements in plant throughput that have begun to be recognised in the process plant. The decision tree shows options assuming that continuous improvements in plant productivity are achieved over the next five years. Then there would be key decision points for plant expansion and the development of new mines at Hugo North (including Hugo North Extension) Lift 2, Hugo South, and eventually Heruga. This provides an opportunity as OTLLC will have the benefit of incorporating actual performance of the operating mine into the study before the next investment decisions are required. OTLLC plans to continue to evaluate alternative production cases in order to define the relative ranking and timing requirements for overall development options.
Figure 18 – Alternative Production Cases Mining Areas

Javhlant ML
Joint Venture
Property
Shivee Tolgoi ML - Shivee West
North
Oyu Tolgoi ML
Processing
Complex
Shivee Tolgoi ML
Joint Venture
Property
Decline
Portal
Heruga
Southern Cave
Northern Cave
Heruga
Conveyor
Decline
Southern Oyu
Hugo South
Hugo
Conveyor
Decline
Hugo North
Extension
Hugo North Lift 1
Hugo North Lift 2
Hugo North

Figure 19 – Oyu Tolgoi Project Development Options

OYU TOLGOI DEVELOPMENT OPTIONS
Plant Full Production
Plant Decision Decision Point
Mine Decision Point
Mines: HN L1: Hugo North Lift 1
HN L2: Hugo North Lift 2
HS: Hugo South
Heruga
LOM 350
128 Mtpa Capacity - 49 yrs
LOM 260
95 Mtpa Capacity - 58 yrs
LOM 140
51 Mtpa Capacity - 73 yrs
LOM 100
36.5 Mtpa Capacity - 83 yrs
190 ktpd
160 ktpd
Heruga
HN L2 / HS
HN L2
HN L2
HS
HS
Heruga
HN L1
HN L2
HS
Heruga
Heruga
1
5
10
15
20
25
30
50
100 Years

The initial production case, LOM 100, assumes that there is no expansion to the plant, and that Hugo North (including Hugo North Extension) Lift 1 development is followed by production from Hugo North (including Hugo North Extension) Lift 2, Hugo South and Heruga. Three alternative production cases which assume expansion to the plant capacity, will be part of the strategic planning that is being undertaken by OTLLC. The three alternative production cases shown in the decision tree in Figure 19 are:
•	LOM 140: Continuous improvement of plant throughput of 5.0% per year for five years.
•	LOM 260: LOM 140 plus a 100% plant expansion after approximately 20 years.
•	LOM 350: Progressive expansion of the plant to 350 ktpd.
LOM 140 assumes that there is an increase in plant throughput productivity of 5% per year for five years and that the Hugo North (including Hugo North Extension) Lift 1 development is followed by production from Hugo North (including Hugo North Extension) Lift 2, Hugo South and Heruga. The average throughput rate is approximately 140 ktpd or 51 Mtpa and the potential processing schedule for LOM 140 is shown in Figure 20 below.
LOM 260 (Figure 21 below) is an extension of LOM 140 and assumes that the plant capacity is doubled after approximately 20 years to an average throughput rate of 260 ktpd or 95 Mtpa.
LOM 350 assumes that there are progressive plant expansions to a rate of 350 ktpd or 128 Mtpa. With each successive expansion case there is a reduction of the mine life that would necessitate the success of further exploration to continue production. In LOM 350 (Figure 22 below), this would be required to bring the exploration potential to production in approximately 30 years.
The work on the alternative production cases is not yet at the Feasibility Study stage, in particular the definition of the expansion sizes and costing of the cases. OreWin recommends that the options be studied further and that the timing of the new mines be defined in more detail.

Figure 20 – Alternative Production LOM 140
Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves. There is no certainty that alternative production cases will be realized. "2014 Reserve Case" refers to the Reserve Case reported in 2014 OTTR, of which the LHTR16 Reserve Case is a subset.
Figure 21 – Alternative Production LOM 260
Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves. Entree has a 20% interest in material extraced from Hugh North Extension Lift 1 (HN EJV1), Hugh North Extension Lift 2 (HN EJV2) and Heruga EJV.

Figure 22 – Alternative Production LOM 350
Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves. There is no certainty that alternative production cases will be realized. Entree has a 20% interest in material extraced from Hugh North Extension Lift 1 (HN EJV1), Hugh North Extension Lift 2 (HN EJV2) and Heruga EJV.
Entrée/Oyu Tolgoi JV Future Work
The large mineral resource base at the entire Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property, presents significant opportunities, not only as an exceptionally long-life project but also for production expansion. Ongoing planning work using Inferred resources has identified the potential for further expansions. The LHTR16 demonstrates the potential for expansion and shows that the Entrée/Oyu Tolgoi JV resources are an integral part of the long-term development plans.
Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the Oyu Tolgoi project.
Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of the OTLLC. The future work recommendations in the 2014 OTTR, although primarily focused on the Oyu Tolgoi licence area, will be of benefit to Entrée as they will include examination of the Entrée/Oyu Tolgoi JV Property.
The Entrée/Oyu Tolgoi JV will benefit from continuing study of the Hugo North deposit, including Hugo North Extension. In particular, making use of the additional haulage capacity that is planned to be installed underground could allow for improved performance to accelerate Hugo North Lift 1 production and so bring Hugo North Lift 2 development forward.
The Heruga mining study work is preliminary and should be optimised to maximise the metal extraction and project value. This work should involve a review and definition of the Heruga design followed by iteration of the scheduling options. The outcome of this work will assist in the analysis of all of the alternative production cases.
The commencement of mining on Hugo North Lift 1 will provide valuable 'real life' data for mining, processing and other disciplines for improved modelling of Hugo North Lift 2 development and production.
The work on the alternative production cases is not complete, in particular the definition of the expansion sizes and costing of the cases needs additional work. It is recommended that Entrée work with Turquoise Hill and OTLLC to study the options further and that the timing of the new mines be defined in more detail.

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of manager OTLLC. The future work recommendations in the 2014 OTTR, although focussed on the Oyu Tolgoi licence, will be of benefit to Entrée as they will include examination of the Entrée/OTLLC JV Property.
The 2016 exploration program and budget for the Entrée/Oyu Tolgoi JV Property has not yet been finalized. OTLLC's exploration strategy is focussed on developing a project pipeline in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing assessment of legacy datasets to enable future discover. Castle Rock on the Entrée/Oyu Tolgoi JV Property is one of the identified priority targets that will be the focus of the future exploration program.
Infill drilling to increase resource confidence and geotechnical deposit knowledge is part of a longer-term strategy to add incremental resource tonnes and convert resources to reserves.
Shivee West
Entrée has a 100% interest in the 23,114 ha western portion of the Shivee Tolgoi mining licence.  To date, no economic zones of precious or base metals mineralization have been outlined on Shivee West, however, zones of gold and copper mineralization have been identified at Zone III/Argo Zone, Khoyor Mod and at Zone I, respectively.
Sampling programs at Shivee West include soil, soil-MMI, rock chip, drill core and RC samples. All of the sampling was carried out by Entrée personnel or its contractors. Since 2002, Entrée has completed 65 diamond core holes totalling 38,244 metres and 34 RC holes totalling 4,145 metres at Shivee West. There has been no drilling on the 100%-Entrée ground since 2011.
In 2011, RC drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone (Argo Zone) was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone was partly defined by six RC holes, two trenches, and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3.0 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over 4.0 metres and 19.3 g/t gold over 3.0 metres. Shallow gold mineralisation in both zones is hosted by quartz veined felsic volcanic rocks.
In 2012, work focused on geological mapping, excavator trenching and sampling in the Argo Zone/Zone III and Khoyor Mod areas. In total, 22 trenches (1,723 metres) were excavated. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling and the Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade gold values. The Khoyor Mod target is located approximately 6 kilometres south of Argo and comprises a 250 metre x 300 metre area of quartz stockwork within Devonian sediments. The stockwork is anomalous in gold (trace to 0.58 g/t) and copper (67–505 ppm) and displays some characteristics of porphyry-style mineralisation.
Zone I is located 2.5 kilometres east of Zone III/Argo Zone and is a prominent 2 kilometre long area of argillic and advanced argillic alteration. This zone has received considerable attention using mapping, RC and core drilling, geophysics (IP), and excavator trenching. The silicified rocks that define Zone I form a discrete region of coalescing northerly trending ridges that outline a topographically prominent highland feature about 1.0 kilometre by 3.8 kilometres in size. The best drill results from Zone 1 were 0.1%–0.2% copper over widths of 2.0–4.0 metres.
No exploration work was completed on Shivee West in 2013, 2014 or 2015.
NON-MATERIAL PROPERTIES
Entrée has interests in other non-material properties in the United States, Australia and Peru as follows.  For additional information regarding these non-material properties, including Entrée's ownership interest and obligations, see "Item 5. Operating and Financial Review and Results - A. Operating Results" below.
•	Lordsburg Property, New Mexico. The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. No work was completed in 2015. Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

•	Blue Rose Joint Venture, Australia. The Blue Rose copper-iron-gold-molybdenum joint venture property covers exploration licence 5129 in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 716 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.
Soil sampling by the joint venture over the Golden Sophia shallow gold target confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.
•	Lukkacha Property, Peru. The Lukkacha property is located in Tacna Province of southeastern Peru. The property consists of seven concessions totaling 4,400 ha which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. The property is situated within 50 kilometres of the international border with Chile, and initiation of further exploration (geophysics and drilling) is subject to Entrée obtaining a Supreme Decree allowing it to work on the property.
•	Cañariaco Royalty, Peru. The Company has a 0.5% NSR royalty on the Cañariaco project in Peru. The Cañariaco project includes the Cañariaco Norte copper-gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
Overview
We are a resource company engaged in exploring mineral resource properties with interests in development and exploration properties in the United States, Mongolia, Australia and Peru. Our two principal assets are our Ann Mason Project in Nevada and our 20% carried interest in two of the Oyu Tolgoi project deposits in Mongolia, through the Entrée/Oyu Tolgoi JV.
The Ann Mason Project includes the Ann Mason and the Blue Hill deposits, which host Measured and Indicated (Ann Mason) and Inferred mineral resources. The Company reported the results of the Ann Mason deposit 2015 PEA on September 9, 2015.
The Entrée/Oyu Tolgoi JV includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is included in Lift 1 of the Oyu Tolgoi underground block cave mining operation. Although underground development pre-start activities are underway, first development production from Lift 1 is not expected until after 2020.  A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan
Our financial statements for the years ended December 31, 2015, 2014, and 2013 have been prepared in accordance with U.S. GAAP. The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss.  The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.
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
The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements for the year ended December 31, 2015. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm's-length transaction.
The Company's accounting policy is to expense exploration costs on a project by project basis consistent with U.S. GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred.
Changes in Accounting Policies
In August 2014, the FASB issued ASU 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Historically, there has been no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern. This ASU clarifies when and how management should be assessing their ability to continue as a going concern. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. The Company expects the adoption of ASU 2014-15 will have an impact on the frequency with which going concern assessments are conducted, but does not expect the adoption to have significant changes to existing disclosure.
In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. The Company is currently presenting deferred tax liabilities and assets as noncurrent items on the consolidated balance sheets. Accordingly, the Company does not expect the adoption of ASU 2015-17 to have a material impact on the Company's financial reporting and disclosures.
A detailed summary of all of the Company's significant accounting policies, changes in accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2015.
A.	Operating Results
The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2015, 2014 and 2013, and the related notes thereto, which have been prepared in accordance with U.S. GAAP. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report. This discussion contains "forward-looking statements" that are subject to risk factors set out under the heading "Item 3. Key Information – D. Risk Factors".  See "Cautionary Note Regarding Forward-Looking Statements" above.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

Total Revenues	$-	$-	$-
Net Loss	(7,831,063)	(8,669,188)	(11,422,025)
Net loss per share, basic and diluted	(0.05)	(0.06)	(0.08)
Working capital	21,844,252	32,603,711	46,394,496
Total assets	61,662,485	79,690,498	97,395,105
Total long term liabilities	39,315,880	44,269,904	50,956,860
(1) Working Capital is defined as Current Assets less Current Liabilities.

For the year ended December 31, 2015, net loss was $7,831,063 compared to $8,669,188 in the year ended December 31, 2014. During the year ended December 31, 2015, Entrée incurred lower operating expenditures primarily due to a combination of lower exploration costs, lower consultancy and advisory fees and higher foreign exchange gains. As at December 31, 2015, working capital was $21,844,252 compared to $32,603,711 as at December 31, 2014. The decrease in working capital is primarily the result of cash used in operations during the period. As at December 31, 2015, total assets were $61,662,485 compared to $79,690,498 as at December 31, 2014. The decrease in total assets over the prior year is primarily the effect of a decrease in working capital described above combined with unrealized foreign currency translation losses on mineral property interests. As at December 31, 2015, total long term liabilities were $39,315,880 compared to $44,269,904 as at December 31, 2014. The decrease in long term liabilities over the prior year is largely due to decreased deferred revenue resulting from unrealized foreign currency translation gains.
REVIEW OF OPERATIONS
Results of operations are summarized as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014

Exploration	$5,139,076	$9,018,994
General and administrative	4,555,363	3,936,413
Interest expense (income)	412,077	(30,154)
Stock-based compensation	197,375	251,390
Deferred income tax expense (recovery)	160,173	(3,933,392)
Consultancy and advisory fees	125,000	830,623
Loss from equity investee	118,712	107,907
Depreciation	42,528	65,517
Current income tax expense (recovery)	218	(123,255)
Impairment of mineral property interests	-	552,095
Gain on sale of mineral property interest	-	(28,096)
Foreign exchange gain	(2,919,459)	(1,978,854)
Net loss	$7,831,063	$8,669,188

Exploration expenditures are summarized as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014

US	$3,507,357	$7,066,997
Mongolia	1,488,452	1,672,341
Other	165,101	315,549
Total costs	5,160,910	9,054,887
Less stock-based compensation	(21,834)	(35,893)
Total expenditures, cash	$5,139,076	$9,018,994
UNITED STATES
Ann Mason Project, Nevada
The Ann Mason Project, located in the Yerington District of Nevada, is one of Entrée's core assets.  With the recent completion of the 2015 PEA, Entrée continues to evaluate the most efficient and effective way of advancing the Ann Mason Project towards Pre-Feasibility.  The infill drill program undertaken between August 2014 and late January 2015 resulted in a new resource estimate for the Ann Mason deposit, with approximately 95% of the mineralization constrained within the Phase 5 pit now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. The 2015 PEA also includes preliminary results of a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study.
From April to July 2013, Entrée completed approximately 4,755 metres of core and RC drilling, of which 3,333 metres were drilled in seven holes near Ann Mason and 1,422 metres were drilled in 11 holes at or near Blue Hill. Three of five core holes drilled at the Ann Mason deposit extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. The 2013 drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, near-surface oxide and mixed mineralization is truncated by the low-angle, southeast dipping Blue Hill Fault. Mineralization continues to the east at depth, below the Blue Hill Fault. Drilling of the underlying Blue Hill sulphide target remains very widely-spaced.
Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed in 2013 about 500 to 900 metres to the west of the Ann Mason deposit. Holes EG-AM-13-038 and 039 encountered minor, narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. In addition, deepened hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected copper-oxide mineralization averaging  0.28% copper over 13.8 metres from a depth of 22.2 metres.
In the second quarter of 2013, Entrée commenced certain data collection and testwork to begin preparation for the next stage of study and ultimately permit applications. The baseline environmental studies that were undertaken included wildlife, biology, archaeology and cultural surveys and WOUS wetlands delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS submission to the U.S. Army Corps of Engineers. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. The U.S. Army Corps of Engineers has verbally approved the WOUS report finding of no wetlands subject to U.S. Army Corps of Engineers jurisdiction within the Ann Mason Project area but are now waiting for United States Environmental Protection Agency approval.
Amendment #2 to expand Entrée's existing PlanOp and minor modification of its Permit were accepted by the NDEP and the BLM in early 2014. An additional bond, in the amount of $31,276, was posted by Entrée in June 2014. Entrée received approval for two minor modifications to Amendment #2 to expand its existing PlanOp in September 2014 and March 2015.  Additional reclamation bonds totaling $38,531 were posted and accepted by the BLM.
On July 16, 2014, the Company announced an approximately $5 million Pre-Feasibility drill program, designed to upgrade the mineral resources contained in the PEA Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015.  The program comprised 40 core holes, many with RC pre-collars, totaling approximately 19,265 metres.

RC pre-collars were generally restricted to barren, overlying volcanics.  Drilling changed to HQ diameter core which was continually sampled over 2 metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core.  Depths of holes ranged from 275 metres to 885 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.
Samples were submitted to Bureau Veritas Minerals Laboratories (formerly Acme Analytical Laboratories) ("Bureau Veritas") in Reno and Elko for sample preparation and forwarded by Bureau Veritas to their laboratory in Vancouver for analysis. Prepared standards, blanks and duplicates were inserted at the project site to monitor the quality control of the assay data.  Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.
On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015.  A total of 25 of the 40 holes ended in mineralization (copper values greater than the 0.15% copper cut-off).  Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected.  Only one hole, EG-AM-14-049, drilled along the northern-most border of the Phase 5 pit, failed to return any significant results.
Entrée commenced a four-hole, widely-spaced exploration drill program in late January 2015 to test several geophysical and geological targets to the west of Ann Mason and to the south of Blue Hill. The program terminated mid-April 2015 and comprised 2,434 metres of combined core and RC drilling. An additional RC pre-collar was completed but not deepened with core. Sample results from the short program included 24 metres of 0.22% copper and 0.053 g/t gold (sulphide) at 546 metres in hole EG-AM-15-080 and 9.5 metres of 0.31% copper (mainly chalcocite), 0.334 g/t silver and 0.029 g/t gold at a depth of 24.38 metres in hole EG-AM-15-081. The area remains open for further systematic testing.
The Company completed a comprehensive metallurgical test program at SGS Minerals Services in Lakefield, Ontario using 1,700 kg of split core and assay reject samples from the Ann Mason deposit. The program was initiated in April, 2015 and testwork was eventually completed in January 2016.  The principal objective of the metallurgical test program was to advance metallurgical understanding of Ann Mason mineralization to a level that would support a future Pre-Feasibility study, by selecting a larger, more significant sample set to include various geometallurgical domains and production periods.
On September 9, 2015, the Company announced the results of the 2015 PEA. The 2015 PEA was filed on October 23, 2015.
The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization, which could have a positive impact on the Ann Mason Project.
Several other high-priority targets on the Ann Mason Project property require further exploration.
For the year ended December 31, 2015, Ann Mason Project expenditures were $3,425,172 compared to $6,950,618 during the year ended December 31, 2014. The lower expenses in the year ended December 31, 2015 resulted from a decrease in drilling related expenditures.
Lordsburg, New Mexico
On May 2, 2012, Entrée entered into an agreement (the "Purchase Agreement") to purchase a 100% interest in two porphyry copper targets in New Mexico - the Lordsburg property and the Oak Grove property. In September 2013 Entrée abandoned the Oak Grove property and recorded an impairment of mineral property interests of $437,732.
Pursuant to the Purchase Agreement, Entrée paid $100,000 and issued 500,000 Common Shares of the Company. The Lordsburg property is subject to a 2% NSR royalty, which may be bought down to 1% at any time up to and including January 1, 2017 for $2.4 million. The buydown price is payable in cash or a combination of cash and Common Shares at Entrée's election.
The Lordsburg claims cover 2,013 hectares adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. Future drilling will be directed towards expanding the existing drill defined copper and gold zone. No exploration work was completed in 2014 or 2015.

The proposed Plan of Operations for Lordsburg has been approved by the BLM and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals. The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration provides for drilling on 65 additional sites and 28.2 acres of surface disturbance.
MONGOLIA
Entrée/Oyu Tolgoi JV Property
No significant exploration has been completed by OTLLC on the Entrée/Oyu Tolgoi JV Property since February 2013 and work planned for 2016 has not yet been finalized.
Since formation, and as of December 31, 2015, the Entrée/Oyu Tolgoi JV had expended $27.8 million to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on Entrée's behalf the required cash participation amount of $6.8 million, equal to 20% of the $27.8 million incurred to date, plus interest at prime plus 2%.
Shivee West Property
Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.
No work has been completed on Shivee West since 2012 and and no work is currently planned for 2016.
For the year ended December 31, 2015, Mongolia expenses were $1,488,452 compared to $1,672,341 during the year ended December 31, 2014. The lower expenses in 2015 compared to 2014 resulted from lower legal fees and sales taxes, penalties and interest expenses, partially offset by higher consulting fees.
AUSTRALIA
Blue Rose Joint Venture
Entrée has a 55.79% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 44.21% interest. The property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 716 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement. The joint venture covers tenement EL5129, which was granted on July 19, 2012, for a 3-year term. An application to renew the tenement for an additional 2-year term was filed on June 11, 2015 and was approved effective August 4, 2015.
In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty Ltd ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG's future issued capital. On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up; a liquidator has been appointed. In October 2013, pursuant to an agreement whereby a third party acquired the Blue Rose joint venture's iron ore rights from BMG, Entrée received the first of two cash payments of A$475,778 plus GST. The third party is currently in breach of this agreement as a consequence of failing to make the second required payment.
On October 23, 2013, the Blue Rose joint venture filed a Part 9B native title application under the South Australia Mining Act and the Wilyakali and Ngadjuri groups registered as native title claimants. Native title agreements must be concluded with claimants prior to any exploration on the joint venture licence. A native title agreement was signed with the Wilyakali group in December 2013 and an agreement with the Ngadjuri group was signed in late March 2014.

PERU
Lukkacha Project
In September 2010, Entrée entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree from the Peruvian government allowing it to work on the property. Subject to obtaining the Supreme Decree, Entrée may earn a 70% interest by making cash payments totaling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.
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
For the year ended December 31, 2015, Lukkacha expenses were $39,265 compared to $78,925 during the year ended December 31, 2014.
Cañariaco Project Royalty
In September 2015, the Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% NSR royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.
The Cañariaco project includes the Cañariaco Norte copper-gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.
GENERAL AND ADMINISTRATIVE
For the year ended December 31, 2015, general and administrative expense, excluding foreign exchange gains and losses and before stock-based compensation, was $4,555,363 compared to $3,936,413 during the year ended December 31, 2014 and compared to $5,510,641 during the year ended December 31, 2013. The increase from 2014 to 2015 was due primarily to increases in one-time restructuring charges related to personnel reductions. The decrease from 2013 to 2014 was due primarily to decreases in personnel expenses, legal fees and travel expenses.
STOCK-BASED COMPENSATION
For the year ended December 31, 2015, stock-based compensation expense was $197,375 compared to $251,390 during the year ended December 31, 2014 and compared to $1,422,297 during the year ended December 31, 2013. During the year ended December 31, 2015, 1,670,000 options were granted with a fair value of $246,156, compared to 2,815,000 options that were granted with a fair value of $251,390 during the year ended December 31, 2014 and 7,560,000 options that were granted with a fair value of $1,421,371 during the year ended December 31, 2013.
INTEREST INCOME AND EXPENSE
For the year ended December 31, 2015, interest expense was $412,077 compared to interest income of $30,154 during the year ended December 31, 2014 (December 31, 2013 - $171,143).  Interest expense is partially due to accrued interest on the OTLLC loan payable. The Company earns interest income on its invested cash.

VALUATION OF LONG-TERM INVESTMENT
Equity Method Investment
As further described in the notes to the Annual Financial Statements, Entrée accounts for its interest in a joint venture with OTLLC as a 20% equity investment. As at December 31, 2015, the Company's investment in the Entrée/Oyu Tolgoi JV was $148,717 (December 31, 2014 - $93,914). The Company's share of the loss of the Entrée/Oyu Tolgoi JV was $118,712 for the year ended December 31, 2015 (December 31, 2014 - $107,907; December 31, 2013 - $146,051) plus accrued interest expense of $279,405 for the year ended December 31, 2015 (December 31, 2014 - $264,869; December 31, 2013 - $260,453).
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
Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until the Entrée/Oyu Tolgoi JV Property in Mongolia is brought into production or it builds and operates a mine on one or more of its other mineral properties. As at December 31, 2015, Entrée had working capital of approximately $22 million. Entrée's average monthly operating expenses for the year ended December 31, 2015, were approximately $590,000, including exploration, general and administrative expenses and investor relations expenses. In efforts to conserve cash reserves, Entrée has made, and continues to make, adjustments to operations including rationalizing land holdings in Mongolia, reducing staff levels in each of Mongolia, Canada and the United States as well as reducing certain other overhead expenditures. Certain one-time expenditures related to these reductions are included in the 2015 average monthly operating expense.  Consequently, Entrée anticipates that average monthly operating expenses for the year ended December 31, 2016 will be lower than such expenditures incurred in the year ended December 31, 2015.
The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company's consolidated subsidiaries' functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.
The Company is also subject to legal and political risk in Mongolia. Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented.  There can be no assurance that Entrée's assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body.  In addition, there can be no assurance that neighbouring countries' political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Entrée's assets, including with respect to ability to access power, transport and sell products and access construction labour, supplies and materials. The political, social and economic environment in Mongolia presents a number of serious risks, including:  uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labour and economic developments, instability and unrest; corruption, requests for improper payments or other corrupt practices; and significant or abrupt changes in the applicable regulatory or legal climate.
For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" above.

B.	Liquidity and Capital Resources
To date, Entrée has not generated revenues from its operations, has been dependent on equity and production-based financings for additional funding and is considered to be in the exploration stage. Working capital on hand at December 31, 2015 was $21,844,252. Cash was $22,785,658 at December 31, 2015. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm. On March 1, 2016, the Company refunded 17% of the Deposit (thereby reducing the Deposit to $33.2 million) by paying $5.5 million in cash and issuing 5,128,604 Common Shares at a price of C$0.3496 per share. In the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property, the Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit, including the option of not refunding cash. In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refund must be returned in cash with interest.
Under the terms of the Entrée/Oyu Tolgoi JV, Entrée elected to have OTLLC debt finance Entrée's share of costs on the Entrée/Oyu Tolgoi JV Property, with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. As at December 31, 2015, the total amount that OTLLC has contributed to costs on the Company's behalf, including interest, was $6.8 million.
Operating activities
Cash used in operations was $9,821,492 for the year ended December 31, 2015 compared to $12,617,637 for the year ended December 31, 2014. This decrease is primarily due to a decrease in expenditures on mineral property exploration during the year ended December 31, 2015 partially offset by costs associated with certain staff reductions.
Financing activities
Cash provided by financing activities during the year ended December 31, 2015 and 2014 and Common Shares issued for cash were as follows:

	Year Ended December 31, 2015		Year Ended December 31, 2014
	Shares	Amount	Shares	Amount

Exercise of stock options	346,532	$41,135	-	$-
	346,532	$41,135	-	$-

Investing activities
During the year ended December 31, 2015, Entrée made payments of $500,000 related to mineral property acquisitions (December 31, 2014 – $100,000) for the Cañariaco project royalty. During the year ended December 31, 2015, Entrée made payments of $3,628 related to reclamation deposits (December 31, 2014 – $66,179) and received cash proceeds of $Nil on the release of reclamation deposits (December 31, 2014 – $83,428). During the year ended December 31, 2015, Entrée expended $12,445 on equipment, primarily for exploration activities (December 31, 2014 – $13,074). During the year ended December 31, 2014, Entrée sold its interest in the Mystique property for proceeds of $28,096, net of taxes.
Outstanding share data
As at December 31, 2015, there were 147,330,917 common shares outstanding. As at March 30, 2016, there were 152,519,521 common shares outstanding. In addition, as at December 31, 2015, there were 13,208,000 stock options outstanding with exercise prices ranging from C$0.21 to C$3.47 per share. As at March 30, 2016, there were 12,080,500 stock options outstanding, with exercise prices ranging from C$0.21 to C$2.23 per share. There were no warrants outstanding at December 31, 2015 or at March 30, 2016.
Capital Resources
Entrée had no commitments for capital assets at December 31, 2015.
At December 31, 2015, Entrée had working capital of $21,844,252 compared to $32,603,711 as at December 31, 2014.

C.	Research and Development, Patents and Licenses, etc.
None.
D.	Trend Information
While the Company does not have any producing mines it is directly affected by trends in the metal industry.  At the present time global metal prices are extremely volatile.  Base metal prices and gold prices, driven by rising global demand, climbed dramatically and approached near historic highs several years ago.  Prices have declined significantly since those highs.
Overall market prices for securities in the mineral resource sector and factors affecting such prices, including base metal prices, political trends in the countries in which such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if available at all.
Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the Company's exploration programs.
The Company's financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies, but historically it has incurred the majority of its exploration costs in foreign currencies.
E.	Off-balance Sheet Arrangements
The Company has no off-balance sheet arrangements except for the contractual obligation noted below.
F.	Tabular Disclosure of Contractual Obligations
The following table lists, as at December 31, 2015, the Company's contractual obligations. Entrée is committed to make lease payments totalling $307,762 over its two year office lease in Vancouver, Canada and two office, three warehouse and four accommodation leases in the United States.
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
Office lease	$247,906	$71,578	$Nil	$Nil	$319,484
Total	$247,906	$71,578	$Nil	$Nil	$319,484

G.	Safe Harbor
The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading "Cautionary Note Regarding Forward-Looking Statements" above.
Item 6. Directors, Senior Management and Employees
A.	Directors and Senior Management
The following is a list of the Company's directors and executive officers.  The directors were elected by the Company's shareholders on June 29, 2015 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.
The Board adopted a majority voting policy in May 2013.  If the number of shares "withheld" from voting for the election of a nominee is greater than the number of shares voted "for" his or her election, the director must submit his or her resignation to the Chairman of the Board promptly after the shareholders' meeting.  The Corporate Governance and Nominating Committee of the Board (the "CGNC") will consider the resignation and will recommend to the Board whether or not to accept it.  After considering the recommendations of the CGNC, the Board will make its decision as to whether to accept or reject the resignation in question and the Company will announce the Board's decision, including any reasons for the Board not accepting a resignation, within 90 days following the shareholders' meeting.  The policy does not apply if there is a contested director election or where the election involves a proxy battle.

The Company's Board consists of six directors.  The following is a brief account of the education and business experience of each director and executive officer, indicating each person's principal occupation during the last five years.
The Rt. Honourable Lord Howard of Lympne, Chairman and Director
The Rt. Honourable Lord Howard of Lympne ("Michael Howard" or "Lord Howard") has been a director of the Company since May 16, 2007, served as the Company's non-executive Deputy Chairman between May 16, 2007 and June 27, 2013 and was appointed non-executive Chairman on June 27, 2013.
He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Lord Howard was created a Life Peer.  He was created a Companion of Honour in the Queen's Birthday Honours List, 2011.
James Harris, Director
Mr. Harris has been a director of the Company since January 29, 2003, served as the Company's non-executive Chairman between March 15, 2006 and June 27, 2013 and served as the Company's non-executive Deputy Chairman between June 27, 2013 and February 28, 2015.
Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years' experience in Canada and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange.  Mr. Harris has completed the Directors' Education Program of the Institute of Corporate Directors and is an Institute accredited Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.
Mark Bailey, Director
Mr. Bailey has been a director of the Company since June 28, 2002.
Mr. Bailey is a mining executive and registered professional geologist with 39 years of industry experience.  Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. ("Minefinders"), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is currently a director of Northern Lion Gold Corp. and Dynasty Metals and Mining Inc.
Alan Edwards, Director
Mr. Edwards has been a director of the Company since March 8, 2011.
Mr. Edwards has more than 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company.  Mr. Edwards is the non-executive Chairman of the Board of AQM Copper Inc., and is a director of Americas Silver Corporation. He served as the non-executive Chairman of the Board of AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015, and as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He served as President and Chief Executive Officer of Copper One Inc. from 2009 to 2011, as President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Gorden Glenn, Director
Mr. Glenn has been a director of the Company since June 18, 2012.
Mr. Glenn has over 27 years of mining, exploration and investment banking experience.  He has been the Chairman of Geodex Minerals Ltd. since November 2014 and was appointed its Interim President and Chief Executive Officer in May 2015. Geodex Minerals is a Canadian-based resource company with a focus on gold trading and the consolidation of specialty metals projects in Latin America and internationally. He has been the Chief Executive Officer and President of Minnova Corp. since July 2012 and also serves as Minnova's Chairman. Minnova is an emerging Canadian gold producer focused on re-starting the PL Mine and expanding gold resources on its PL and Nokomis gold deposits in Manitoba. Between December 2011 and April 2012, Mr. Glenn served as Chief Executive Officer and a director of AMR Mineral Metal Inc.  Prior to that, Mr. Glenn was the Managing Director of Mining Investment Banking for Desjardins Securities. Mr. Glenn is currently a director of Aurora Gold Corp. and Source Exploration Corp.
Anna Stylianides, Director
Ms. Stylianides has been a director of the Company since July 13, 2015.

Ms. Stylianides has over 20 years of experience in global capital markets and has spent much of her career in investment banking, private equity, and corporate management and restructuring. She began her career in corporate law by joining the firm of Webber Wentzel Attorneys in 1990 after graduating from the University of the Witwatersrand in Johannesburg, South Africa. In 1992, she joined Investec Merchant Bank Limited where she specialized in risk management and gained extensive experience in the areas of corporate finance, structured finance, mergers and acquisitions, structuring, specialized finance and other banking and financial services transactions. She was also involved in designing and structuring of financial products for financial institutions and corporations.
Ms. Styliandes is currently the Executive Co-Chairman of Eco Oro Minerals Corp., a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and a director of Capfin Partners, LLC, Altius Minerals Corporation and the Fraser Institute.
Stephen Scott, Interim Chief Executive Officer
Mr. Scott was appointed to the position of Interim Chief Financial Officer on November 16, 2015.
Mr. Scott has more than twenty five years global experience in all mining industry sectors.  Most recently he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, he held various global executive positions with Rio Tinto and currently serves on the board of directors of a number of public and private mining companies.
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
Robert Cinits, Vice President, Corporate Development
Mr. Cinits has been the Company's Vice President, Corporate Development since January 1, 2014.  Prior to that, he was the Company's Vice President, Technical Services from June 27, 2013 to December 31, 2013, and the Company's Director of Technical Services from July, 2011 to June 26, 2013.
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
Arrangements
There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.
Conflicts of Interest
There are no existing or potential conflicts of interest among the Company, its directors, officers or promoters as a result of their outside business interests with the exception that certain of the Company's directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director or officer of such other companies.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
The majority of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  The Company has no specific internal policy governing conflicts of interest.
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
As at December 31, 2015, the end of the most recently completed financial year of the Company, the Company had seven NEOs.
Compensation Discussion and Analysis
The Compensation Committee of the Board typically meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding management compensation.  The general objectives of the Company's compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management's interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings, current market and industry circumstances and the Company's ability to raise capital.
In the course of its annual management compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, management's recommendations with respect to compensation, the extent to which corporate goals have been achieved, the Company's overall performance, the value of similar incentive awards to executive officers at comparable companies; awards given to management in prior years, and general market conditions and economic outlook.  General corporate goals for 2015 set by management and approved by the Board included resolving outstanding issues related to the Entrée/Oyu Tolgoi JV Property in Mongolia; increasing corporate development activities through evaluation of merger and acquisition opportunities as well as potential strategic investors for the Ann Mason Project; and implementing cost-cutting and cash preservation measures.  Specific corporate targets were not defined.
The Compensation Committee generally considers three elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance and a grant of long-term incentive stock options.  Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option based compensation represent compensation that is "at risk" depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company.  No specific formula has been developed to assign a specific weighting to each of these components.  Rather, the Compensation Committee focuses on ensuring that the total compensation package for each NEO meets the general objectives of the Company's compensation strategy.
Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company.  Generally, the Compensation Committee makes recommendations regarding each NEO's base salary for the upcoming year after taking multiple factors into account, including the overall performance of the Company, general market performance and economic outlook, the performance of the NEO, the NEO's experience level and particular responsibilities and a review of base salaries paid to executive officers of comparable companies.

The granting of incentive stock options provides a link between management compensation and the Company's Common Share price.  It also rewards management for achieving results that improve Company performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the NEO; the potential dilution to shareholders and the cost to the Company; previous grants made to the NEO; option grants made to executive officers of comparable companies; and the limits imposed by the terms of the Company's Stock Option Plan (the "Plan") and the TSX.  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to encourage and reward each NEO's efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  The terms and conditions of the Company's stock option grants, including vesting provisions and exercise prices, are determined by the Board at the time of grant, subject to the limits imposed by the terms of the Plan.
Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the NEOs and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to, among other achievements, strategic property acquisitions or divestitures, achieving corporate development or property exploration milestones, and capital raising efforts.  Demonstrations of extraordinary personal commitment to the Company's interests, the community and the industry may also be rewarded through a cash bonus.
The mineral exploration and development business is extremely competitive, and the Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, regulatory matters, corporate finance and management.  Therefore, it is important that the Company provide competitive compensation to attract and retain such talent.
Since 2011, general economic malaise, market decline and volatility in commodity prices have been ongoing, with few signs of recovery, and junior exploration companies continue to have difficulty raising capital on favorable terms.  Accordingly, in order to preserve cash, NEO salaries have generally been held to 2011 levels and discretionary bonuses have not been awarded, despite the fact that certain corporate objectives have been achieved, and many peer companies have increased salaries for, and awarded bonuses to, executive officers.
An exception to this was the award of discretionary bonuses to management in February 2013.  Following the February 2013 closing of the approximately $55 million financing package with Sandstorm, management proposed to the Compensation Committee that discretionary cash bonuses be awarded to management to reward them for corporate goals achieved between January 2011 and March 2013, including raising approximately $71 million through the Sandstorm transaction and a marketed short form prospectus offering in late 2011. The Compensation Committee evaluated the performance of the NEOs taking into account all of the factors described above.  At the conclusion of its management compensation evaluation, the Compensation Committee recommended that discretionary bonuses be awarded to the NEOs (which recommendation was approved by the Board).
Management has also annually proposed, and the Compensation Committee has recommended, option grants for directors, officers, employees and consultants of the Company, as a means of rewarding performance without depleting the Company's treasury.
In August 2013, the Compensation Committee retained LaneCaputo Compensation Inc. ("LaneCaputo") to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company's senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  LaneCaputo benchmarked the compensation arrangements of the Company's executives and directors against a peer group of mining companies with similar operations.  The criteria that were used by LaneCaputo to develop the peer group included relevant peer companies at similar stages of development, operating in the same regional geography, and companies from approximately half of the Company's market capitalization to roughly double the Company's market capitalization.  Access to capital tends to determine the pay mix to a certain extent, therefore matching the development stages of peer companies is important.  The magnitude of executive compensation is also correlated to the size of an organization the executives oversee, therefore organizations with significant enough resources to warrant a prefeasibility study were included.  In addition, geographical similarity allows for a more accurate benchmarking of comparable skillsets used to manage domestic versus international operations.  The Company has operations in both arenas therefore companies with similar challenges were also included.  The following companies were in the peer group developed by LaneCaputo:

Almaden Minerals Ltd.	Midas Gold Corp.
Asanko Gold Inc.	NovaCopper Inc.
Augusta Resource Corp.	Oracle Mining Corp.
Chesapeake Gold Corp.	Paramount Gold & Silver Corp.
Copper Fox Metals Inc.	Pilot Gold Inc.
Eco Oro Minerals Corp.	Quaterra Resources Inc.
Exeter Resource Corp.	Redhawk Resources Inc.
Lumina Copper Corp.	Sabina Gold & Silver Corp.
MAG Silver Corp.	Wildcat Silver Corp.
The Compensation Committee met in December 2013 to consider the findings and recommendations of LaneCaputo.  In particular, LaneCaputo did not recommend increasing base salaries for any of the NEOs for 2014.  LaneCaputo did however recommend that a bonus pool be established, from which discretionary cash bonuses tied to the achievement of goals for 2014 could be awarded to management.  The Board accepted the Compensation Committee's recommendation to establish a pool of C$500,000, which can be increased at the Board's discretion in the event of exceptional work by management.  The pool does not represent a guaranteed bonus for management.  The extent to which management has achieved goals for the year will be evaluated by the Compensation Committee and the Board, and the actual amount that will be paid out, if any, will be recommended by the Compensation Committee and approved by the Board in its discretion based upon that evaluation.
In late 2014, the Compensation Committee received a proposal from management with respect to NEO compensation for 2015.  Management provided updated data from the peer group that LaneCaputo developed (excluding Lumina Copper Corp. and Oracle Mining Corp.) as well as Nevada Copper Corp., NGEx Resources Inc. and SilverCrest Mines Inc.  Management's compensation proposal took note of the continuing halt to development at the Oyu Tolgoi underground mine in Mongolia, the continuing need to preserve capital and thus limit development of Ann Mason, and the Company's ongoing efforts to identify a beneficial merger and acquisition opportunity.  Management's compensation proposal also took note of the complexity of the issues that management is dealing with, the key milestones and corporate objectives that had been met during 2014, and the fact that NEO salaries have been kept to 2011 levels while some peer companies continue to provide salary increases to their executive officers.
The Compensation Committee evaluated the performance of the NEOs, taking into account the factors described above.  The Compensation Committee accepted management's proposal, and recommended to the Board that the NEOs receive salary increases in the order of 3% effective January 1, 2015, but that no discretionary bonuses be awarded from the bonus pool.  At the Board meeting held to consider, and ultimately approve, the Compensation Committee's recommendations, the Company's CEO, Gregory Crowe, voluntarily declined his salary increase.
In late 2015, the Compensation Committee met to discuss NEO compensation for 2016. The Compensation Committee noted that management was in the process of implementing steps to significantly reduce overhead in 2016, and determined that no salary increases or discretionary cash bonuses for NEOs should be recommended to the Board at this time.
The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award.  The Board did not exercise this discretion in 2015 with respect to any NEO.
In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company's executive compensation policies, philosophy and practices.  As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the NEOs is "at risk" and only realized through the performance of the Company over both the short-term and long-term.  The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking.  Some of the key risk mitigating features include:
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
Compensation Governance
The Compensation Committee is composed of Mark Bailey (chair), Gord Glenn, James Harris and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 – Audit Committees ("NI 52-110") and under Section 803A of the NYSE MKT Company Guide.  Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company's compensation practices and policies.  For a description of each committee member's experience, see "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management" above.
The Board has adopted a Compensation Committee Charter, which governs the organization of the Compensation Committee and sets out the duties and responsibilities of the chair and the Compensation Committee as a whole.
The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.  The Committee shall consist of three or more directors appointed by the Board, each of whom must be independent.  The Committee shall meet as many times as it deems necessary, but not less frequently than one time per year.  The CEO may not be present during the Compensation Committee's voting or deliberations.
Responsibilities of the Compensation Committee include:
•	Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives and setting the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee will consider, among such other factors as it may deem relevant, the Company's performance, shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the CEO in past years;
•	Reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors, and making recommendations to the Board in that regard;
•	Making recommendations to the Board with respect to the Plan and any other incentive compensation plans and equity-based plans;
•	Determining the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchanges and other regulatory requirements; and
•	Approving inducement grants, which include grants of options or stock to new employees in connection with a merger or acquisition, as well as any tax-qualified, non-discriminatory employee benefit plans or non-parallel non-qualified plans, to new employees.
The Compensation Committee is acutely aware of the dual responsibility that non-executive directors have for overseeing the Company's corporate governance and long-term sustainability, as well as its compensation plans.  In the course of determining compensation for non-executive directors, the Compensation Committee tries to ensure that non-executive director interests are closely aligned with those of shareholders, and that best practices for corporate governance are observed in the course of structuring non-executive director pay.  In particular, the Compensation Committee is committed to structuring director pay in a manner that enables directors to maintain their independence.  One of the ways that the Compensation Committee attempts to achieve this is by imposing reasonable limits on independent director participation in the Plan.
The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of senior management and directors.  In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company's senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  No compensation consultant or advisor has been retained by the Company, and no fees have been paid to a compensation consultant or advisor, in either of the Company's two most recently completed financial years.

Summary Compensation Table
The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2015, 2014 and 2013.
Name and Principal Position	Year	Salary (US$)(4)	Share-based awards (US$)	Option-based awards (1) (US$)(4)	Non-equity incentive plan compensation (US$)(2) (4)		Pension value (US$)(2)	All other compensation (US$)(3) (4)	Total compensation (US$)(4)
					Annual incentive plans	Long-term incentive plans
Gregory Crowe, President and CEO(5)	2015	$205,473	Nil	$0	Nil	Nil	Nil	$471,830	$677,303
	2014	$280,148	Nil	$27,986	Nil	Nil	Nil	Nil	$308,134
	2013	$305,566	Nil	$154,763	$141,030	Nil	Nil	$22,330	$623,689
Stephen Scott, Interim CEO(6)	2015	Nil	Nil	$77,612	$18,064	Nil	Nil	$18,763	$114,439
	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$0
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$0
Bruce Colwill, CFO(7)	2015	$184,249	Nil	$18,291	Nil	Nil	Nil	Nil	$202,540
	2014	$211,189	Nil	$23,321	Nil	Nil	Nil	Nil	$234,510
	2013	$230,350	Nil	$114,094	$112,824	Nil	Nil	Nil	$457,268
Mona Forster, Executive Vice President(8)	2015	$158,323	Nil	$0	Nil	Nil	Nil	$297,125	$455,448
	2014	$210,111	Nil	$20,989	Nil	Nil	Nil	Nil	$231,100
	2013	$229,175	Nil	$100,538	$112,824	Nil	Nil	Nil	$442,537
Robert Cann, Vice President, Exploration(9)	2015	$182,081	Nil	$0	Nil	Nil	Nil	$320,215	$502,296
	2014	$210,111	Nil	$20,989	Nil	Nil	Nil	Nil	$231,100
	2013	$229,175	Nil	$95,095	$94,020	Nil	Nil	Nil	$418,290
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2015	$182,081	Nil	$16,096	Nil	Nil	Nil	Nil	$198,177
	2014	$211,189	Nil	$20,989	Nil	Nil	Nil	Nil	$232,178
	2013	$230,350	Nil	$105,980	$112,824	Nil	Nil	Nil	$449,154
Robert Cinits, Vice President, Corporate Development	2015	$182,081	Nil	$16,096	Nil	Nil	Nil	Nil	$198,177
	2014	$198,259	Nil	$20,989	Nil	Nil	Nil	Nil	$219,248
	2013	$192,742	Nil	$104,595	$84,618	Nil	Nil	Nil	$381,955

(1)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company's financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.
(2)	The Company does not have a formal annual incentive program, however, bonuses are granted as determined by the Compensation Committee and approved by the Board on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.
(3)	Other Compensation includes amounts paid out for vacation time earned, but not taken.
(4)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2015 compensation to US$ is 1.3840 (2014 – 1.1601; 2013 – 1.0636).
(5)	Mr. Crowe ceased to be President and CEO of the Company effective November 13, 2015. Mr. Crowe was also a director of the Company. Mr. Crowe did not receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Crowe as compensation for acting as a director. Mr. Crowe's severance payment resulting from termination of his employment is reported as Other Compensation.
(6)	Mr. Scott was appointed Interim CEO effective November 16, 2015 under an Independent Contractor Agreement dated November 12, 2015. On November 16, 2015, Mr. Scott was granted options to purchase 500,000 Common Shares at an exercise price of C$0.35. All of the options vested on February 16, 2016. Mr. Scott received a signing bonus of C$25,000 on November 16, 2015. His consulting fee is reported as Other Compensation.
(7)	Mr. Colwill resigned as an employee of the Company effective March 22, 2016. He continues to serve as the Company's CFO under a consulting agreement dated March 23, 2016.
(8)	Ms. Forster ceased to be Executive Vice President of the Company effective November 13, 2015. Ms. Forster's severance payment resulting from termination of her employment is reported as Other Compensation.
(9)	Mr. Cann ceased to be Vice President, Exploration of the Company effective December 31, 2015. Mr. Cann's severance payment resulting from termination of his employment is reported as Other Compensation.
The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.
Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Gregory Crowe	23-Dec-14	22-Dec-19	$0.21	300,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	350,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	450,000	C$1.02/US$1
Stephen Scott	16-Nov-15	15-Nov-20	$0.35	500,000	C$1.34/US$1
Bruce Colwill	4-Dec-15	3-Dec-20	$0.33	125,000	C$1.34/US$1
	23-Dec-14	22-Dec-19	$0.21	250,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	200,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	375,000	C$1.02/US$1
Mona Forster	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	350,000	C$1.02/US$1
Robert Cann	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	325,000	C$1.02/US$1
Susan McLeod	4-Dec-15	3-Dec-20	$0.33	110,000	C$1.34/US$1
	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	375,000	C$1.02/US$1
Robert Cinits	4-Dec-15	3-Dec-20	$0.33	110,000	C$1.34/US$1
	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	9-Apr-13	9-Apr-18	$0.32	50,000	C$1.02/US$1
	15-Mar-13	15-Mar-18	$0.56	325,000	C$1.02/US$1
The Company employed Gregory Crowe as President and CEO under an employment agreement dated November 1, 2003, as amended.  The Company could terminate Mr. Crowe's employment at any time without cause by providing him with a lump sum payment equal to 24 months' salary and statutory entitlements. See "Termination and Change of Control Benefits" below.

The Company engaged Stephen Scott as Interim CEO for an initial six month term ending May 31, 2016 under an independent contractor agreement dated November 12, 2015. Either party may terminate the independent contractor agreement prior to the end of the term by providing the other party with 30 days' advance written notice.
The Company employed Bruce Colwill as its CFO under an employment agreement dated December 20, 2010, as amended.  Mr. Colwill was required to provide the Company with one month's prior notice in the event he wished to resign.  In February 2016, Mr. Colwill provided one month's prior notice of his resignation as an employee of the Company effective March 22, 2016. He continues to serve as the Company's CFO under a consulting agreement dated March 23, 2016. The consulting agreement is for a three-month term ending June 22, 2016. Mr. Colwill may terminate the consulting agreement by providing at least 30 days' prior written notice to the Company. The Company may only terminate the consulting agreement prior to the end of the term in the event of a material breach by Mr. Colwill. See "Termination and Change of Control Benefits" below.
The Company employed Mona Forster as Executive Vice President and Robert Cann as Vice President, Exploration under employment agreements dated November 1, 2007, as amended.  The Company could terminate their employment without cause by providing them with a lump sum amount equal to 18 months' salary and the aggregate amount of all other remuneration, bonuses and benefits that they would otherwise have received over the ensuing 18-month period (collectively, the "Severance Amount").  See "Termination and Change of Control Benefits" below.
The Company employs Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended.  Ms. McLeod is required to provide the Company with one month's prior notice in the event she wishes to resign.  The Company may terminate her employment without cause by providing her with the Severance Amount.  Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See "Termination and Change of Control Benefits" below.
The Company employs Robert Cinits as Vice President, Corporate Development under an amended and restated employment agreement dated June 26, 2014. Mr. Cinits is required to provide the Company with one month's prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with six months' working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months' working notice, or an amount equal to the salary Mr. Cinits otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Cinits' employment is terminated without cause or he resigns for good reason within the one year period following a change of control, Mr. Cinits will be entitled to the Severance Amount.
Incentive Plan Awards
The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Gregory Crowe	150,000	$1.25	January 6, 2017	$0	Nil	Nil
	450,000	$0.56	February 11, 2017	$0	Nil	Nil
	350,000	$0.30	February 11, 2017	$0	Nil	Nil
	300,000	$0.21	February 11, 2017	$24,000	Nil	Nil
Stephen Scott	500,000	$0.35	November 15, 2020	$0	Nil	Nil
Bruce Colwill	200,000	$3.47	January 4, 2016	$0	Nil	Nil
	100,000	$2.23	July 15, 2016	$0	Nil	Nil
	125,000	$1.25	September 20, 2016	$0	Nil	Nil
	375,000	$0.56	September 20, 2016	$0	Nil	Nil
	200,000	$0.30	September 20, 2016	$0	Nil	Nil
	250,000	$0.21	September 20, 2016	$20,000	Nil	Nil
Mona Forster	125,000	$1.25	February 11, 2016	$0	Nil	Nil
	350,000	$0.56	February 11, 2016	$0	Nil	Nil
	150,000	$0.30	February 11, 2016	$0	Nil	Nil
Robert Cann	125,000	$1.25	September 28, 2016	$0	Nil	Nil
	325,000	$0.56	September 28, 2016	$0	Nil	Nil
	150,000	$0.30	September 28, 2016	$0	Nil	Nil
	225,000	$0.21	September 28, 2016	$18,000	Nil	Nil
Susan McLeod	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	375,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$0	Nil	Nil
	225,000	$0.21	December 22, 2019	$18,000	Nil	Nil
	110,000	$0.33	December 3, 2020	$0	Nil	Nil
Robert Cinits	150,000	$2.05	July 7, 2016	$0	Nil	Nil
	50,000	$1.25	January 6, 2017	$0	Nil	Nil
	325,000	$0.56	March 15, 2018	$0	Nil	Nil
	50,000	$0.32	April 9, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$0	Nil	Nil
	225,000	$0.21	December 22, 2019	$18,000	Nil	Nil
	110,000	$0.33	December 3, 2020	$0	Nil	Nil

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.
Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Gregory Crowe	$0(2)	Nil	Nil
Stephen Scott	$0(3)	Nil	$18,064
Bruce Colwill	$0(4)	Nil	Nil
Mona Forster	$0(2)	Nil	Nil
Robert Cann	$0(2)	Nil	Nil
Susan McLeod	$0(5)	Nil	Nil
Robert Cinits	$0(5)	Nil	Nil

(1)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company's Common Shares on the date of grant) from the market price of the Company's Common Shares on the date the option vested (being the closing price of the Company's shares on the TSX on the last trading day prior to the vesting date).
(2)	No options were awarded or vested during the year.
(3)	500,000 options were awarded on November 16, 2015 at an exercise price of C$0.35. $0 vested because none of the options vested during 2015. Mr. Scott received a signing bonus of C$25,000 on November 16, 2015.
(4)	125,000 options were awarded on December 4, 2015 at an exercise price of C$0.33. $0 vested because all of the stock options vested in full on the award date.
(5)	110,000 options were awarded on December 4, 2015 at an exercise price of C$0.33. $0 vested because all of the stock options vested in full on the award date.

The following table is a summary of the options exercised by the NEOs during the most recently completed financial year.
Name	Options Exercised	Date Exercised	Exercise Price (C$)
Mona Forster	225,000	December 15, 2015	$0.21

Termination and Change of Control Benefits
Gregory Crowe, Mona Forster, Robert Cann
Gregory Crowe's employment with the Company was terminated effective November 13, 2015. Mr. Crowe received a payment totaling $473,167, equal to 24 months' salary ($470,937) and accrued vacation pay ($2,230).
Mona Forster's employment with the Company was terminated effective November 13, 2015. Ms. Forster received a payment totaling $303,940, equal to 18 months' salary and benefits.
Robert Cann's employment with the Company was terminated effective December 31, 2015. Mr. Cann received a payment totaling $297,497, equal to 18 months' salary and benefits ($276,824) and accrued vacation pay ($20,673).
Each of the NEOs continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.
Stephen Scott
The Company engaged Stephen Scott as Interim CEO for an initial six month term ending May 31, 2016 under an independent contractor agreement dated November 12, 2015. Under the terms of the independent contractor agreement, the Company may terminate Mr. Scott's services prior to the expiry of the term by providing him with 30 days' advance written notice. Mr. Scott is not entitled to any other termination or change of control benefits.
Mr. Scott would continue to be bound by confidentiality provisions for a period of one year following the termination of his independent contractor agreement.
Susan McLeod
Under the terms of the employment agreement with Susan McLeod, the Company may terminate Ms. McLeod's employment at any time without cause by providing Ms. McLeod with the Severance Amount.  Ms. McLeod is also entitled to the Severance Amount should she elect to terminate her employment for Good Reason (defined below) or should she elect to terminate her employment within 90 days of a Change of Control (defined below) (in Ms. McLeod's case, the delivery of notice of termination of employment without cause or the expiry of one month's prior written notice of termination of employment for Good Reason or within 90 days of a Change of Control is a "Severance Payment Triggering Event").
"Change of Control" is defined as:
(i)	the sale, transfer or disposition of the Company's assets in complete liquidation or dissolution of the Company;
(ii)	the Company amalgamates, merges or enters into a plan of arrangement with another company at arm's length to the Company and its affiliates (the "Group"), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)	any person or combination of persons at arm's length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.
"Good Reason" is defined as the occurrence of any of the following without the NEO's written consent:
(i)	a material change (other than a change that is clearly consistent with a promotion) in the NEO's position or duties, responsibilities, reporting relationship, title or office;
(ii)	a reduction of the NEO's salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by the Company is determined;
(iii)	forced relocation to another geographic area;
(iv)	any material breach by the Company of a material provision of the employment agreement; or
(v)	the failure by the Company to obtain an effective assumption of its obligations hereunder by any successor to the Company, including a successor to a material portion of its business.
"Incumbent Director" means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.
If a Change of Control had occurred on December 31, 2015, Ms. McLeod would not have had an immediate benefit.  If a Severance Payment Triggering Event had taken place, Ms. McLeod would have been entitled to a payment of approximately $278,369 immediately upon the Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the Severance Payment Triggering Event.
Ms. McLeod would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.
Bruce Colwill
Under the terms of the employment agreement with Bruce Colwill, which terminated effective March 22, 2016, the Company could have terminated Mr. Colwill's employment at any time without cause by providing him with the Severance Amount.  Mr. Colwill would also have been entitled to the Severance Amount if he elected to resign with Good Reason within one year of a Change of Control (in Mr. Colwill's case, the delivery of notice of termination of employment without cause or resignation with Good Reason is a "Severance Payment Triggering Event").
If a Change of Control had occurred on December 31, 2015, Mr. Colwill would not have had an immediate benefit.  If a Severance Payment Triggering Event had taken place, Mr. Colwill would have been entitled to a payment of approximately $296,907 within 10 days of the Severance Payment Triggering Event.
Mr. Colwill resigned as an employee of the Company effective March 22, 2016. He continues to serve as the Company's CFO under a consulting agreement dated March 23, 2016. The consulting agreement is for a three-month term ending June 22, 2016. Mr. Colwill may terminate the consulting agreement by providing at least 30 days' prior written notice to the Company. The Company may only terminate the consulting agreement prior to the end of the term in the event of a material breach by Mr. Colwill. Mr. Colwill is not entitled to any other termination or change of control benefits under the consulting agreement.
Mr. Colwill will continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions until March 22, 2017.

Robert Cinits
Under the terms of the employment agreement with Robert Cinits, the Company may terminate Mr. Cinits' employment at any time without cause by providing Mr. Cinits with six months' working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months' working notice, or an amount equal to the salary Mr. Cinits otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Cinits' employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Cinits will be entitled to the Severance Amount (the delivery of notice of termination of employment without cause or resignation with Good Reason being a "Severance Payment Triggering Event").
If a Change of Control had occurred on December 31, 2015, Mr. Cinits would not have had an immediate benefit.  If a Severance Payment Triggering Event had taken place, Mr. Cinits would have been entitled to a payment of approximately $285,681 within 10 days of the Severance Payment Triggering Event.
Mr. Cinits would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.
Director Compensation
Directors' Fees
Annual directors' fees are paid to non-executive directors to compensate them for the time and commitment required to act as directors of the Company, serve on standing committees of the Board, serve on ad hoc or special committees of the Board (if so requested by the Board) and act as Chairman of the Board, Deputy Chairman of the Board or chair of certain standing committees.
In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company's senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  LaneCaputo recommended that effective January 1, 2014, the annual base retainer payable to non-executive directors to compensate them for acting as directors of the Company be increased to C$25,000.  This recommendation was adopted by the Compensation Committee and the Board.
In 2015, James Harris was paid an additional cash retainer of C$2,458 as compensation for acting as the Deputy Chairman of the Board, until he stepped down from that position effective March 1, 2015, and C$5,250 for acting as the chair of the CGNC.  Gorden Glenn received an additional C$12,500 for acting as the chair of the Audit Committee.  Alan Edwards and Mark Bailey each received an additional C$5,250 for acting as the chair of the Technical Committee and Compensation Committee, respectively.
Lord Howard was paid a total of C$87,1181 in 2015, which includes the C$25,000 base retainer and additional compensation for acting as the Chairman of the Board.
Incentive Stock Options
The granting of incentive stock options provides a link between non-executive director compensation and the Company's share price.  It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value.  Incentive stock options are an important component of non-executive director compensation for the Company and other members of its peer group, which don't have any revenue making it difficult to pay larger cash retainers.
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

1 Lord Howard's compensation is negotiated and settled in British pounds sterling. The exchange rate used to convert 2015 compensation to C$ is 2.0104.

In December 2015, the Compensation Committee recommended that the Board award incentive stock options to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight. The Compensation Committee recommended that James Harris receive a larger award, in recognition of the role that he played in CEO succession planning. The Board approved the Compensation Committee's recommendations, and in December 2015 awarded to James Harris options to purchase 150,000 Common Shares at an exercise price of C$0.33 for five years, and to each of the other non-executive directors options to purchase 75,000 Common Shares at an exercise price of C$0.33 for five years. The terms and conditions of the grants, including vesting provisions and exercise prices, were determined by the Board at the time of grant, in accordance with the terms and conditions of the Plan.
The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.
Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey	$21,857	Nil	$10,975	Nil	Nil	$0	$32,832
James Harris	$23,633	Nil	$21,950	Nil	Nil	$0	$45,583
Michael Howard	$62,946	Nil	$10,975	Nil	Nil	$0	$73,921
Alan Edwards	$21,857	Nil	$10,975	Nil	Nil	$0	$32,832
Lindsay Bottomer(3)	$9,032	Nil	$0	Nil	Nil	$0	$9,032
Gorden Glenn	$27,095	Nil	$10,975	Nil	Nil	$0	$38,070
Anna Stylianides(4)	$8,279	Nil	$25,896	Nil	Nil	$0	$34,176

(1)	In addition to being a director of the Company until his resignation effective November 13, 2015, Gregory Crowe was a NEO. For disclosure regarding Mr. Crowe's compensation, please refer to the Summary Compensation Table above.
(2)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company's financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.
(3)	Lindsay Bottomer ceased to be a director of the Company on June 29, 2015.
(4)	Anna Stylianides was appointed to the Board on July 13, 2015. On July 13, 2015, Ms. Stylianides was granted options to purchase 100,000 Common Shares at an exercise price of C$0.38. 50,000 options vested on July 13, 2015, 25,000 options vested on January 13, 2016 and 25,000 options will vest on July 13, 2016.
The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.
Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Mark Bailey	4-Dec-15	3-Dec-20	$0.33	75,000	$	C$1.34/US$1
James Harris	4-Dec-15	3-Dec-20	$0.33	150,000	$	C$1.34/US$1
Michael Howard	4-Dec-15	3-Dec-20	$0.33	75,000	$	C$1.34/US$1
Alan Edwards	4-Dec-15	3-Dec-20	$0.33	75,000	$	C$1.34/US$1
Gorden Glenn	4-Dec-15	3-Dec-20	$0.33	75,000	$	C$1.34/US$1
Anna Stylianides	4-Dec-15	3-Dec-20	$0.33	110,000	$	C$1.34/US$1
	13-Jul-15	12-Jul-20	$0.38	100,000	$	C$1.28/US$1
The following table is a summary of all option-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year.  There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
James Harris	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	150,000	$0.33	December 3, 2020	$0	Nil	Nil
Michael Howard	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.34	June 27, 2018	$0	Nil	Nil
	100,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
Alan Edwards	100,000	$2.94	March 8, 2016	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
Lindsay Bottomer(2)	125,000	$1.25	September 26, 2016	$0	Nil	Nil
	275,000	$0.56	September 26, 2016	$0	Nil	Nil
	75,000	$0.30	September 26, 2016	$0	Nil	Nil
	100,000	$0.21	September 26, 2016	$8,000	Nil	Nil
Gorden Glenn	100,000	$0.73	June 18, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	100,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
Anna Stylianides	100,000	$0.38	July 12, 2020	$0	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
(1)	In addition to being a director of the Company until his resignation effective November 13, 2015, Gregory Crowe was a NEO. For disclosure regarding Mr. Crowe's option-based awards, please refer to the incentive plan awards section above.
(2)	Lindsay Bottomer ceased to be a director of the Company on June 29, 2015.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company (other than directors who are also NEOs).
Name(1)	Option-based awards – Value vested during the year (US$)(2)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Mark Bailey	$0(3)	Nil	Nil
James Harris	$0(4)	Nil	Nil
Michael Howard	$0(3)	Nil	Nil
Alan Edwards	$0(3)	Nil	Nil
Lindsay Bottomer	$0(5)	Nil	Nil
Gorden Glenn	$0(3)	Nil	Nil
Anna Stylianides	$0(3) (6)	Nil	Nil
(1)	In addition to being a director of the Company until his resignation effective November 13, 2015, Gregory Crowe was a NEO. For disclosure regarding Mr. Crowe's compensation, please refer to the summary compensation table above.
(2)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company's Common Shares on the date of grant) from the market price of the Company's Common Shares on the date the option vested (being the closing price of the Company's Common Shares on the TSX on the last trading day prior to the vesting date).
(3)	75,000 options were awarded on December 4, 2015 at an exercise price of C$0.33. $0 vested because all of the stock options vested in full on the award date.
(4)	150,000 options were awarded on December 4, 2015 at an exercise price of C$0.33. $0 vested because all of the stock options vested in full on the award date.
(5)	No options were awarded or vested during the year.
(6)	100,000 options were awarded on July 13, 2015 at an exercise price of C$0.38. 50,000 options vested on July 13, 2015, with the balance vesting in 2016. $0 vested in 2015 because the stock options vested on the award date.
No options were exercised by directors during the most recently completed financial year.
Management Contracts
Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.
C. Board Practices
The Board is currently comprised of six directors.  The size and experience of the Board is important for providing the Company with effective governance in the mining industry.  The Board's mandate and responsibilities can be effectively and efficiently administered at its current size.  The Board has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.  The current directors were elected by the Company's shareholders at the Annual General Meeting held on June 29, 2015.
The Board adopted a majority voting policy in May 2013.  If the number of shares "withheld" from voting for the election of a nominee is greater than the number of shares voted "for" his or her election, the director must submit his or her resignation to the Chairman of the Board promptly after the shareholders' meeting.  The CGNC will consider the resignation and will recommend to the Board whether or not to accept it.  After considering the recommendations of the CGNC, the Board will make its decision as to whether to accept or reject the resignation in question and the Company will announce the Board's decision, including any reasons for the Board not accepting a resignation, within 90 days following the shareholders' meeting.  The policy does not apply if there is a contested director election or where the election involves a proxy battle.
The Board has considered the relationship of each director to the Company and currently considers all of the directors to be independent directors because they are independent of management and free from any interest and any business or other relationship which could reasonably be expected to interfere with the director's ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.
Procedures are in place to allow the Board to function independently.  At the present time, the Board has experienced directors that have made a significant contribution to the Company's success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company.  Committees meet independent of management and other directors.

Disclosure of Corporate Governance Practices
National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company's approach to corporate governance is set forth below.
Board of Directors
Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A set out the standard for director independence.  Under Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A also set out certain situations where a director will automatically be considered to have a material relationship with the Company.
As at December 31, 2015, the Board was comprised of six directors.  Applying the definition set out in section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A, all six members of the Board (Lord Howard, James Harris, Mark Bailey, Anna Stylianides, Alan Edwards and Gorden Glenn) are independent.
To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in camera session, at which non-independent directors and members of management are not in attendance.  Since the beginning of the Company's most recently completed financial year, there have been five in camera sessions.
Lord Howard, an independent director, serves as non-executive Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.  The Board has developed a written position description for the Chairman in order to delineate the Chairman's role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board's agenda will enable it to successfully carry out its duties.  As Chairman, Lord Howard also serves as an "ex officio" member of each Board committee. More specifically, the Chairman of the Board is responsible for:
(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;
(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and shareholder calendars and agendas;
(c)	leading the Board's periodic assessment of the job done by the CEO and his management team;
(d)	taking the lead in the Company's adherence to the highest standards of corporate governance;
(e)	facilitating an open flow of information between management and the Board; and
(f)	presiding at meetings of the Board and the shareholders.
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
Service Contracts with Directors
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
Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The CGNC is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management's monitoring of the Company's compliance with the Code.
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
Audit Committee
The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  The Audit Committee is composed of Gorden Glenn (chair), Mark Bailey and Anna Stylianides, all of whom are independent (as defined in NI 52-110 and NYSE MKT Company Guide Section 803(B)(2)(a)(i)) and financially literate (as defined in NI 52-110 and NYSE MKT Company Guide Section 803(B)(2)(a)(iii)). The Board has also assessed the qualifications of Mr. Glenn, and has determined that Mr. Glenn is independent, financially literate and qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act).
The Board has adopted a written position description for the chair of the Audit Committee.  The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter.  The chair's duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.
The Company's Annual Information Form for its financial year ended December 31, 2015 dated March 30, 2016 (the "AIF"), and submitted on Form 6-K to the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee.  Please refer to the section of the AIF entitled "Standing Committees of the Board" for further information.

Compensation Committee
The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.
The Board has adopted a written position description for the chair of the Compensation Committee.  The chair is generally responsible for overseeing the Compensation Committee in its responsibilities.  The chair's duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.
The Compensation Committee is comprised of four directors, each of whom, in the judgement of the Board, meets the independence requirements of NYSE MKT Company Guide Section 803A. The members of the Compensation Committee are: Mark Bailey (chair), Alan Edwards, Gorden Glenn and James Harris.
Corporate Governance and Nominating Committee
The members of the CGNC are:  James Harris (chair), Alan Edwards and Anna Stylianides.
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
The Board has adopted a written position description for the chair of the CGNC.  The chair is generally responsible for overseeing the CGNC in its responsibilities.  The chair's duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the CGNC, leading it in discharging its tasks and reporting to the Board on its activities.
Nomination of Directors
The CGNC examines the size and composition of the Board, taking into consideration the benefits of all aspects of diversity, and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making.  It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board.  The CGNC identifies individuals qualified to become members of the Board, having due regard for the benefits of Board diversity and the Company's Board Diversity Policy, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board, having due regard for the benefits of Board diversity and the Company's Board Diversity Policy.
Assessments
The CGNC regularly reviews the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements.  It receives comments from all directors as to the Board's performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable.  It is required to report annually to the Board on such assessments.
Technical Committee
The members of the Technical Committee consist of Alan Edwards (chair), Mark Bailey and Gorden Glenn. Mr. Edwards is a mining engineer and Mssrs. Bailey and Glenn are geologists.  The Technical Committee is comprised entirely of independent directors.  The mandate of the Technical Committee is to exercise all of the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company's mining properties, programs, budgets, and other related activities and the administration thereof.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company's mining properties.  The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company's mining properties.  The Technical Committee must meet at least two times per year.
The Board has adopted a written position description for the chair of the Technical Committee, who should be independent.  The chair is generally responsible for overseeing the Technical Committee in its responsibilities.  The chair's duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.
D.	Employees
At December 31, 2015, we had 18 full time employees working for us in Canada, Mongolia and the United States (2014 – 35 full time and 6 temporary; 2013 – 34 full time)).  As at March 30, 2016, we had 13 full time employees working for us, of which seven are based in Vancouver, four are based in the United States and two are based in Ulaanbaatar, Mongolia.
In the United States, field operations are headed by an Exploration Manager who is supported by one full time geologist, one full time core technician, and one full time administrative staff. None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.
E.	Share Ownership
The table below sets out the municipality of residence and securities held by directors and executive officers as at March 30, 2016.
Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully-diluted basis
Mark Bailey(2) Arizona U.S.A.	392,922	Shares:	392,922
		Warrants:	0
		Stock options:	580,000
		Total:	972,922
James Harris(3) British Columbia Canada	443,062	Shares:	443,062
		Warrants:	0
		Stock options:	680,000
		Total:	1,123,062
Rt. Honourable Lord Howard of Lympne London, UK	128,800	Shares:	128,800
		Warrants:	0
		Stock options:	780,000
		Total:	908,800
Alan Edwards(4) Arizona U.S.A	158,000	Shares:	158,000
		Warrants	0
		Stock options	580,000
		Total(5):	738,000
Gorden Glenn(5) Ontario Canada	0	Shares:	0
		Warrants	0
		Stock options	605,000
		Total:	605,000
Anna Stylianides(6) California U.S.A.	0	Shares:	0
		Warrants	0
		Stock options	175,000
		Total:	175,000
Stephen Scott British Columbia Canada	0	Shares:	0
		Warrants	0
		Stock options	500,000
		Total:	500,000
Bruce Colwill(7) British Columbia Canada	25,700	Shares:	25,700
		Warrants	0
		Stock options	1,175,000
		Total(8):	1,200,700
Robert Cinits British Columbia Canada	0	Shares:	0
		Warrants:	0
		Stock Options:	1,060,000
		Total:	1,060,000
Susan McLeod British Columbia Canada	9,500	Shares:	9,500
		Warrants:	0
		Stock options:	985,000
		Total:	994,500

(1)	Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding securities.
(2)	Member of the Compensation Committee (chair), Audit Committee and Technical Committee.
(3)	Member of the Corporate Governance and Nominating Committee (chair) and Compensation Committee.
(4)	Member of the Technical Committee (chair), Compensation Committee and Corporate Governance and Nominating Committee.
(5)	Member of the Audit Committee (chair), Compensation Committee and Technical Committee.
(6)	Member of the Audit Committee and Corporate Governance and Nominating Committee.
(7)	Mr. Colwill resigned as an employee of the Company effective March 22, 2016. He continues to serve as the Company's CFO under a consulting agreement dated March 23, 2016.
To the best of the Company's knowledge as at December 31, 2015, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,107,984 Common Shares (not including Common Shares issuable upon exercise of stock options) representing 0.75% of the then outstanding Common Shares.
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets out information as of the end of the Company's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	13,208,000	$0.60	1,525,091
Equity compensation plans not approved by securityholders	500,000(2)	N/A	Nil
Total	13,708,000	$0.60	1,525,091
(1)	The maximum aggregate number of Common Shares issuable pursuant to options granted under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding Common Shares from time to time. The Company shall, at all times while the Plan is in effect, reserve a sufficient number of Common Shares to satisfy the requirements of the Plan. The Plan also provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional Common Shares pursuant to such options. Accordingly, the Plan constitutes both a "rolling" plan and an "evergreen" plan, and its renewal must be approved by the Company's shareholders every three years in accordance with the policies of the TSX. The Plan was last approved on June 26, 2014.
(2)	On November 16, 2015, the Company agreed to grant to Stephen Scott, as an inducement for his service, up to 500,000 Common Shares. The Common Shares are issuable at the discretion of the Board, based on the achievement of certain performance criteria. The grant was made outside the Company's existing shareholder approved equity incentive plans and was approved by the independent members of the Company's Board as a material inducement to Mr. Scott's employment in reliance upon Section 711(a) of the NYSE MKT Company Guide. In the event the Board determines that shares are issuable to Mr. Scott, the Company may, at its option, satisfy its obligation by making a cash payment to Mr. Scott equivalent to the then market price of the Common Shares.

Item 7. Major Shareholders and Related Party Transactions
A.	Major Shareholders
As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.
To the knowledge of the Company's directors and senior officers, the following table sets forth certain information as at March 30, 2016, concerning the ownership of the Company's Common Shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct or indirect owner of more than five percent (5%) of the Company's Common Shares, who owned more than five percent of the outstanding shares of each class of the Company's voting securities.
Shareholder Name	Number of Shares	Percentage of Issued Shares
Rio Tinto International Holdings Limited	30,366,129(1)	19.90%
Sandstorm Gold Ltd.	22,985,746	15.10%
Caisse de depot et placement du Quebec	12,381,400	8.10%
(1)	Rio Tinto International Holdings Limited holds 16,566,796 Common Shares directly. It also has a beneficial interest in 13,799,333 Common Shares held by Turquoise Hill Resources Ltd.
Changes in ownership by major shareholders
To the best of the Company's knowledge there have been no changes in the ownership of the Company's shares other than as disclosed herein.
In the year ended December 31, 2015, Caisse de depot et placement du Quebec sold 150,000 Common Shares of the Company, decreasing its ownership from 12,531,400 to 12,381,400 Common Shares of the Company.
On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per share pursuant to the Agreement to Amend. The price was calculated using the volume weighted average price of the Company's Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. Following closing, Sandstorm holds 22,985,746 Common Shares, or 15.1% of the outstanding Common Shares of the Company.
Voting Rights
The Company's major shareholders do not have different voting rights.
Shares Held in the United States
As of March 30, 2016, there were approximately 22 registered holders of the Company's Common Shares in the United States, with combined holdings of 22,209,378 Common Shares.
Change of Control
As of the date of this Annual Report, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others
To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.
B.	Related Party Transactions
During the three-year period ended December 31, 2015:
The Company did not enter into any transactions with related parties during the year ended December 31, 2015.
The Company did not enter into any transactions with related parties during the year ended December 31, 2014.
During the year ended December 31, 2013, the Company paid consulting fees of $1,167 (December 31, 2012 - $Nil) to an immediate family member of the Company's Vice President, Corporate Development. The transaction was in the normal course of operations and was measured at the exchange amount, which represented the amount of consideration established and agreed to by the related party. All services under the agreement have been provided.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, which provides for a 17% reduction in the metal credits that the Company is required to sell and deliver to Sandstorm under the 2013 Agreement. In return, the Company refunded 17% of the Deposit by paying $5.5 million in cash and issuing $1.3 million of Common Shares (thereby reducing the Deposit to $33.2 million). At closing, the parties entered into the Amended Funding Agreement. See "Item 4B. – Business Overview – Agreements with Sandstorm".
The transaction closed on March 1, 2016. Pursuant to the Agreement to Amend, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per share. The price was calculated using the volume weighted average price of the Company's Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. Following closing, Sandstorm holds 22,985,746 Common Shares, or 15.07% of the outstanding Common Shares of the Company.
Sandstorm is an informed person and a related party as that term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") by virtue of the fact that Sandstorm beneficially owns Common Shares of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding Common Shares. The Company relied on exemptions from the formal valuation and minority approval requirements set out in MI 61-101 based on a determination that neither the fair market value of the partial refund or the amendments (including, without limitation, the reduction in deliverable metal credits), exceeds 25% of the Company's market capitalization. The Agreement to Amend was approved by the Board, which is entirely comprised of independent directors, with one director dissenting.
C.	Interests of Experts and Counsel
Not Applicable.
Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information
The following financial statements of the Company are attached to this Annual Report:
•	Independent Registered Public Accounting Firm's Report on Consolidated Financial Statements;
•	Consolidated Balance Sheets as of December 31, 2015 and 2014;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2015, 2014, 2013;
•	Consolidated Statement of Stockholders' Equity, including Balances as of December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and
•	Notes to Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013.
Legal Proceedings
None.
Dividend Policy
The Company has not declared any dividends on its Common Shares since its inception on July 19, 1995.  There is no restriction in the Company's Articles that will limit its ability to pay dividends on its Common Shares.  However, the Company does not anticipate declaring and paying dividends to its shareholders in the near future.
B.	Significant Changes
None.
Item 9. The Offer and Listing
A.	Offer and Listing
The Company's Common Shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 the Company began trading on the TSX.  The Company's symbol is "ETG" and its CUSIP number is 29383-100.  The Company's Common Shares are also traded on the NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA" (WKN:121411).
The following table sets forth the high and low prices expressed in Canadian dollars on the TSX and in United States dollars on NYSE MKT in the United States for the Company's Common Shares for the past five years, for each quarter for the last two fiscal years, and for the last six months.

	TSX		NYSE MKT
	(Canadian Dollars)		(United States Dollars)

Last Five Fiscal Years	High	Low	High	Low
2015	0.66	0.18	0.51	0.08
2014	0.52	0.18	0.47	0.16
2013	0.62	0.25	0.62	0.22
2012	1.41	0.39	1.41	0.40
2011	3.40	1.05	3.52	1.00

2015	High	Low	High	Low
Fourth Quarter ended December 31, 2015	0.44	0.27	0.37	0.20
Third Quarter ended September 31, 2015	0.42	0.29	0.40	0.22
Second Quarter ended June 30, 2015	0.66	0.20	0.51	0.15
First Quarter ended March 31, 2015	0.26	0.18	0.21	0.08

2014	High	Low	High	Low
Fourth Quarter ended December 31, 2014	0.31	0.18	0.26	0.16
Third Quarter ended September 31, 2014	0.35	0.27	0.34	0.25
Second Quarter ended June 30, 2014	0.43	0.31	0.39	0.28
First Quarter ended March 31, 2014	0.52	0.32	0.47	0.30

Last Six Months	High	Low	High	Low
Feb-16	0.43	0.27	0.32	0.18
Jan-16	0.34	0.25	0.24	0.17
Dec-15	0.34	0.28	0.26	0.20
Nov-15	0.38	0.31	0.28	0.24
Oct-15	0.44	0.32	0.37	0.24
Sep-15	0.53	0.29	0.40	0.22

The closing price of the Company's Common Shares as reported by the TSX on December 31, 2015 was C$0.29. The closing price of the Company's Common Shares as reported by the NYSE MKT on December 31, 2015 was $0.2359.
The Company's Common Shares are issued in registered form.  Computershare Investor Services Inc. is the registrar and transfer agent for the Company's Common Shares.
On December 31, 2015, the shareholders' list for the Company's Common Shares showed 1,233 registered shareholders and 147,330,917 Common Shares outstanding.
The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 1,670,000 Common Shares were granted.  The following table outlines the details of each grant:
Number of Options	Exercise Price (CDN$)	Grant Date
100,000	$0.38	July 13, 2015
500,000	$0.35	November 16, 2015
1,070,000	$0.33	December 4, 2015
B.	Plan of Distribution
Not Applicable.
C.	Markets
The Company's Common Shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company began trading on the TSX.  The Company's symbol is "ETG" and its CUSIP number is 29383-100.  The Company's Common Shares are also traded on the NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA" (WKN:121411).
D.	Selling Shareholders
Not Applicable.
E.	Dilution
Not Applicable.
F.	Expenses of the Issue
Not Applicable.
Item 10. Additional Information
A.	Share Capital
Not Applicable.

B.	Memorandum and Articles of Association
The Company is continued under the laws of British Columbia and is governed by the BCBCA.
The Notice of Articles and Articles of the Company (together, the "Articles") do not address the Company's objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.
The Company is authorized to issue an unlimited number of Common Shares without par value.  Each Common Share is entitled to one vote.  All Common Shares of the Company rank equally as to dividends, voting power and participation in assets.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds.  Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company's Articles.
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
A director may hold any office or appointment with the Company (except as auditor of the Company) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the Board may determine. The Company must reimburse each director for the reasonable expenses that he may incur in and about the business of the Company.  If a director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid remuneration to be fixed by the Board, or, at the option of such director, by ordinary resolution, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.
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
All of the authorized Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of Common Shares are entitled to one vote for each Common Share held of record on all matters to be acted upon by the shareholders. Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board, in its discretion, out of funds legally available therefore.

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
There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of Common Shares.
No right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.
There are no limitations on the rights to own securities.
There is no provision of the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).
Shareholder ownership must be disclosed to Canadian securities administrators and the TSX by any shareholder who owns more than 10% of the Company's outstanding Common Shares.
C.	Material Contracts
The Company has the following material contracts:
1.	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd.
See "Item 4. Information on the Company – B. Business Overview – Agreements with Sandstorm – Amended and Restated Equity Participation and Funding Agreement" above.

2.	Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).
Pursuant to Earn-In Agreement, a joint venture was formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the "Joint Venture Agreement").
The Joint Venture Agreement contains provisions governing the parties' activities on the Entrée/Oyu Tolgoi JV Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Entrée/Oyu Tolgoi JV Property.
3.	Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd. (now Turquoise Hill), as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.
Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 metres on the Entrée/Oyu Tolgoi JV Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration.  OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was formed under the terms of the Joint Venture Agreement.  The Joint Venture Agreement was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination.  Those parts include provisions related to the Joint Venture Agreement, title, tenure and related matters and arbitration.

D.	Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed below under "Item 10. Additional Information – E. Taxation".
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
Canadian Federal Income Tax Consequences
The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of Common Shares in the capital of the Company by a holder who is, or is deemed to be, a United States resident for the purposes of the Income Tax Act (Canada) (the "Tax Act"), and who holds Common Shares solely as capital property, referred to in this summary as a "U.S. Holder".  This summary is based on the current provisions of the Tax Act, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention").  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.
Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's Common Shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Canada-U.S. Tax Convention reduces the statutory rate with respect to dividends paid to a U.S. Holder, if that U.S. Holder is eligible for benefits under the Canada-U.S. Tax Convention. Where applicable, the general rate of withholding tax under the Canada-U.S. Tax Convention is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.
A U.S. Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless the Common Share constitutes "taxable Canadian property" of the U.S. Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of the Canada-U.S. Tax Convention.
Provided that the Common Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the Common Shares generally will not constitute "taxable Canadian property" of a U.S. Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at "arm's length" for the purposes of the Tax Act, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.
Even if a Common Share is considered to be "taxable Canadian property" to a U.S. Holder, the U.S. Holder may be exempt from tax under the Tax Act if such shares are "treaty-protected property" for the purposes of the Tax Act. Common Shares owned by a U.S. Holder will generally be "treaty-protected property" if the gain from the disposition of such shares would, because of the Canada-U.S. Tax Convention, be exempt from tax under Part I of the Tax Act.
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
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  This summary does not address the tax consequences to any such partnership or partner (or owner).  Partners (or owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.
Passive Foreign Investment Company Rules
If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code, or a "PFIC", as defined below, for any year during a U.S. Holder's holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require.  A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.
PFIC Status of the Company
The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test"), or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test").  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.
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
The Company believes that it was classified as a PFIC during the tax year ended December 31, 2015, and may be a PFIC in future tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code
If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund", or "QEF", under Section 1295 of the Code, or a "QEF Election", or a mark-to-market election under Section 1296 of the Code, or a "Mark-to-Market Election".  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".
A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to, (a) any gain recognized on the sale or other taxable disposition of Common Shares, and (b) any excess distribution received on our Common Shares.  A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for our Common Shares, if shorter).
Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Common Shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest", which is not deductible.
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
QEF Election
A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of, (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and "ordinary earnings" are the excess of (i) "earnings and profits" over (ii) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible.
A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally, (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder's tax basis in our Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for our Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for our Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.
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
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  Our Common Shares generally will be "marketable stock" if our Common Shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If our Common Shares are traded on such a qualified exchange or other market, our Common Shares generally will be "regularly traded" for any calendar year during which our Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for our Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our Common Shares.
A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of our Common Shares, as of the close of such tax year over (ii) such U.S. Holder's tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in our Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in our Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

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
Distributions on Common Shares
Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our Common Shares and thereafter as gain from the sale or exchange of such Common Shares.  See "Sale or Other Taxable Disposition of Common Shares" below.  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares generally will not be eligible for the "dividends received deduction".  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source".  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to our Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.
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
Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder, (a) fails to furnish such U.S.  Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.
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
We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Annual Report and more recent information supersedes more dated information contained or incorporated by reference in this Annual Report.
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
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada, Australia and the United States and holds limited balances in banks in Mongolia, Peru, China and Barbados as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company's maximum exposure to credit risk.
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
The Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, U.S. Dollars and Australian Dollars). Such foreign currency balances are subject to fluctuation against the Canadian Dollar and the U.S. Dollar, being the Company's reporting currency.
The Company was exposed to foreign exchange gains and losses on the following balances, as at December 31, 2015 and 2014:

2015
(in thousands)
	US Dollars	Australian Dollars	Peruvian Nuevo Sol	Chinese Yuan	Mongolian Tugriks
Cash and cash equivalents	20,265	358	-	27	27,070
Other	268	9	-	-	37,319
Accounts payable and accrued liabilities	(40)	(101)	-	-	162
Net balance	20,493	266	-	27	64,550
Equivalent in Canadian Dollars	28,362	268	-	6	45
Rate to convert to C$	1.3840	1.0083	0.4056	0.2131	0.0006953

2014
(in thousands)
	US Dollars	Australian Dollars	Peruvian Nuevo Sol	Chinese Yuan	Mongolian Tugriks
Cash and cash equivalents	31,052	1,084	(97)	28	87,976
Other	312	13	-	-	43,624
Accounts payable and accrued liabilities	(1,556)	(95)	-	-	(122)
Net balance	29,808	1,002	(97)	28	131,478
Equivalent in Canadian Dollars	34,580	950	(38)	5	81
Rate to convert to C$	1.1601	0.9479	0.3898	0.1869	0.0006144

Based on the above net exposures as at December 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an increase/decrease of $2,049,288  (2014 - $2,980,794) in the Company's net loss.
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2015 ranged between 0.05% and 1.35%.
Based on the amount of cash and cash equivalents invested at December 31, 2015, and assuming that all other variables remain constant, a 10% change in the applicable interest rate would result in an increase/decrease of $9.900 in the interest earned by the Company per annum.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2015 in the amount of approximately $23 million in order to meet short-term business requirements. At December 31, 2015, the Company had current liabilities of $1 million which are due on demand or within 30 days.
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
An evaluation was performed under the supervision and with the participation of the Company's Audit Committee and management, including the Company's CEO and the Company's CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2015. Based on their evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
B.	Management's Annual Report on Internal Control Over Financial Reporting
The Company's management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act.  The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.  The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. GAAP and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
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
The Company's management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2015.  This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at December 31, 2015, and management's assessment did not identify any material weaknesses.

C.	Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the company to provide only management's report in this Annual Report. The Dodd-Frank Act permits a "non-accelerated filer" to provide only management's report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer's registered public accounting firm regarding management's report on internal control over financial reporting.
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
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
The Company's Board has determined that Gorden Glenn qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act), is financially sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide), and is independent (as determined under U.S. Exchange Act Rule 10A-3 and section 803A of the NYSE MKT Company Guide).
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
A copy of the Code in full text is available on the Company's website at www.entreegold.com and in print to any shareholder who requests it.  All required substantive amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company's website at www.entreegold.com within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.
During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, officers or employees subject to it.
Item 16C. Principal Accountant Fees and Services
The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Accountants, the Company's independent registered public auditing firm, in each of the last two years.
	2015 (US$)	2014 (US$)
Audit Fees(1)	$36,127	$51,720
Audit Related Fees(2)	$11,778	$19,393
Tax Fees(3)	$Nil	$Nil
All other fees(4)	$10,838	$Nil
Total:	$58,743	$71,113
(1)	Audits of the Company's consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)	Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company's quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.
(4)	Surplus calculations for Entrée LLC for the years 2003 to 2014.
Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors
The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors and none were approved on the basis of the de minimus exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2015.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Non-audit services pre-approved by the Audit Committee and performed by the Company's auditor during the fiscal year ended December 31, 2015 comprised surplus calculations for one of the Company's Mongolian subsidiaries.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Changes in Registrant's Certifying Accountant
None.
Item 16G. Corporate Governance
The Company's Common Shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.
In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.entreegold.com and/or in its Annual Report.  Information contained on the Company's website is not part of this Annual Report.
A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:
Shareholder Meeting Quorum Requirement:  The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws.  The Company's quorum requirement is set forth in its Articles.  A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.
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

Compensation Committee Requirements:  The NYSE MKT Company Guide requires that additional independence criteria be applied to each member of the Compensation Committee.  The NYSE MKT Company Guide also mandates that the Compensation Committee must have the authority to hire compensation consultants, independent legal counsel and other compensation advisors and exercise the sole responsibility to oversee the work of any compensation advisors retained to advise the Compensation Committee.  In addition, before engaging a compensation advisor, the Compensation Committee must consider at least six factors that could potentially impact compensation advisor independence.  The Company follows CSA and TSX requirements for Compensation Committee charters, independence and authority.  The Compensation Committee's Charter includes a requirement that each member of the Compensation Committee be independent and that the Compensation Committee have the authority to retain outside advisors and determine the extent of funding necessary for payment of consultants.
The foregoing are consistent with the laws, customs and practices in Canada.
Item 16H. Mine Safety Disclosure.
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2015, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.
PART III.
Item 17. Financial Statements
See "Item 18 – Financial Statements".
Item 18. Financial Statements
The Company's financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. GAAP.
The following financial statements pertaining to the Company are filed as part of this Annual Report:
•	Independent Registered Public Accounting Firm's Report on Consolidated Financial Statements;
•	Consolidated Balance Sheets as of December 31, 2015 and 2014;
•	Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2015, 2014 and 2013;
•	Consolidated Statement of Stockholders' Equity, including Balances as of December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015;
•	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and
•	Notes to Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013.

ENTRÉE GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
December 31, 2015

To the Shareholders and Directors of
Entrée Gold Inc.

We have audited the accompanying consolidated financial statements of Entrée Gold Inc. (the "Company"), which comprise the consolidated balance sheets of Entrée Gold Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years ended December 31, 2015, 2014 and 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entrée Gold Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years ended December 31, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

March 30, 2016

ENTRÉE GOLD INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31,	December 31,
	2015	2014

ASSETS

Current
Cash and cash equivalents (Note 3)	$22,785,658	$33,517,096
Receivables	97,783	133,729
Prepaid expenses	311,072	856,358

Total current assets	23,194,513	34,507,183

Equipment (Note 5)	109,184	177,566
Mineral property interests (Note 6)	37,714,492	44,419,538
Reclamation deposits	478,925	474,959
Other assets	165,371	111,252

Total assets	$61,662,485	$79,690,498

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,350,261	$1,903,472

Loans payable to Oyu Tolgoi LLC (Note 7)	6,823,726	6,355,408
Deferred revenue (Note 8)	28,924,857	34,507,372
Deferred income tax liabilities (Note 11)	3,567,297	3,407,124

Total liabilities	40,666,141	46,173,376

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 9)	177,206,360	177,138,693
147,330,917 (December 31, 2014 - 146,984,385) issued and outstanding
Additional paid-in capital	20,517,394	20,346,551
Accumulated other comprehensive loss (Note 14)	(7,778,347)	(2,850,122)
Accumulated deficit	(168,949,063)	(161,118,000)

Total stockholders' equity	20,996,344	33,517,122

Total liabilities and stockholders' equity	$61,662,485	$79,690,498
Nature and continuance of operations (Note 1)
Commitments and Contingencies (Note 16)
Subsequent events (Note 18)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

EXPENSES
Exploration (Note 6)	$5,160,910	$9,054,887	$6,102,992
General and administration	4,730,904	4,151,910	6,638,262
Consultancy and advisory fees	125,000	830,623	1,941,130
Impairment of mineral property interests (Note 6)	-	552,095	437,732
Depreciation	42,528	65,517	102,941
Gain on sale of mineral property interests	-	(28,096)	(451,892)
Foreign exchange gain	(2,919,459)	(1,978,854)	(1,113,728)
Loss from operations	(7,139,883)	(12,648,082)	(13,657,437)
Interest income (expense)	(412,077)	30,154	171,143
Loss from equity investee (Note 4)	(118,712)	(107,907)	(146,051)
Fair value adjustment of asset backed commercial paper	-	-	147,564
Loss before income taxes	(7,670,672)	(12,725,835)	(13,484,781)
Current income tax recovery (expense) (Note 11)	(218)	123,255	(319,112)
Deferred income tax recovery (expense) (Note 11)	(160,173)	3,933,392	2,381,868
Net loss	$(7,831,063)	$(8,669,188)	$(11,422,025)

Comprehensive loss:
Net loss	$(7,831,063)	$(8,669,188)	$(11,422,025)
Foreign currency translation adjustment (Note 14)	(4,928,225)	(3,315,737)	(2,787,404)
Comprehensive loss:	$(12,759,288)	$(11,984,925)	$(14,209,429)

Basic and diluted net loss per share	$(0.05)	$(0.06)	$(0.08)
Weighted average number of common shares outstanding	147,036,578	146,883,700	143,847,888

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2012	128,877,243	$167,428,814	$18,672,864	$3,253,019	$(141,026,787)	$48,327,910
Shares issued:
Private placement	17,857,142	9,722,897	-	-	-	9,722,897
Stock-based compensation	-	-	1,422,297	-	-	1,422,297
Share issuance costs	-	(86,636)	-	-	-	(86,636)
Foreign currency translation adjustment	-	-	-	(2,787,404)	-	(2,787,404)
Net loss	-	-	-	-	(11,422,025)	(11,422,025)
Balance, December 31, 2013	146,734,385	$177,065,075	$20,095,161	$465,615	$(152,448,812)	$45,177,039
Shares issued:
Mineral property interests	250,000	73,618	-	-	-	73,618
Stock-based compensation	-	-	251,390	-	-	251,390
Foreign currency translation adjustment	-	-	-	(3,315,737)	-	(3,315,737)
Net loss	-	-	-	-	(8,669,188)	(8,669,188)
Balance, December 31, 2014	146,984,385	$177,138,693	$20,346,551	$(2,850,122)	$(161,118,000)	$33,517,122
Shares issued:
Exercise of stock options	346,532	67,667	(26,532)	-	-	41,135
Stock-based compensation	-	-	197,375	-	-	197,375
Foreign currency translation adjustment	-	-	-	(4,928,225)	-	(4,928,225)
Net loss	-	-	-	-	(7,831,063)	(7,831,063)
Balance, December 31, 2015	147,330,917	$177,206,360	$20,517,394	$(7,778,347)	$(168,949,063)	$20,996,344

The accompanying notes are an integral part of these consolidated financial statements

ENTRÉE GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,831,063)	$(8,669,188)	$(11,422,025)
Items not affecting cash:
Depreciation	42,528	65,517	102,941
Stock-based compensation	197,375	251,390	1,422,297
Loss from equity investee	118,712	107,907	146,051
Interest expense	279,405	264,869	260,453
Deferred income tax expense (recovery)	160,173	(3,933,392)	(2,381,868)
Gain on sale of mineral property interests	-	(28,096)	(451,892)
Impairment of mineral property interests	-	552,095	437,732
Unrealized foreign exchange gain	(2,988,185)	(1,966,349)	(919,289)
Other items not affecting cash	11,992	38,075	44,202
Changes in assets and liabilities:
Receivables	15,457	55,362	6,109
Prepaid expenses	439,319	(176,164)	(22,569)
Other assets	(2,291)	35,451	(3,592)
Accounts payable and accrued liabilities	(264,914)	784,886	760,600
Deposit on metal credit delivering obligation	-	-	40,000,000
Net cash provided by (used in) operating activities	(9,821,492)	(12,617,637)	27,979,150

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	41,135	-	9,722,897
Share issue costs	-	-	(86,636)
Net cash provided by financing activities	41,135	-	9,636,261

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests	(500,000)	(100,000)	(50,000)
Reclamation deposits	(3,628)	17,249	115,180
Acquisition of equipment	(12,445)	(13,074)	(7,623)
Proceeds from sale of royalty interest	-	-	5,000,000
Proceeds from sale of mineral property interests	-	28,096	451,892
Net cash provided by (used in) investing activities	(516,073)	(67,729)	5,509,449

Effect of foreign currency translation on cash and
cash equivalents	(435,008)	(498,754)	(679,152)

Change in cash and cash equivalents
during the year	(10,731,438)	(13,184,120)	42,445,708
Cash and cash equivalents, beginning of year	33,517,096	46,701,216	4,255,508

Cash and cash equivalents, end of year	$22,785,658	$33,517,096	$46,701,216

Cash paid for interest during the year	$-	$-	$-

Cash paid for income taxes during the year	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

1.            NATURE AND CONTINUANCE OF OPERATIONS

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the "Company"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company's ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

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

Use of estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock-based compensation and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $22,785,658 in cash at December 31, 2015.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Long-term investments

Long-term investments in companies in which the Company has voting interests of 20% to 50% or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the long-term investment accounts.

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

Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Financial instruments (cont'd…)

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

The Company classifies its financial instruments as follows:

Cash and cash equivalents is classified as held for trading, and is measured at fair value using Level 1 inputs. Receivables and accounts payable, are classified as loans and receivables, and have a fair value approximating their carrying value, due to their short-term nature. The Company's other financial instruments, accounts payable, and loans payable are classified as other financial liabilities, and are measured at amortized cost.

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

Foreign currency translation

The functional currency of Entrée Gold Inc. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations and comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations and comprehensive loss. The functional currency of Entrée Gold Inc.'s significant subsidiaries is the United Sates dollar. Upon translation into Canadian dollars for consolidation, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical rates. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations and comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations and comprehensive loss.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholders' equity as accumulated other comprehensive income.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2015, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 13,208,000 (December 31, 2014 - 13,779,000; December 31, 2013 - 14,400,500).

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

Recent accounting pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Historically, there has been no guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern. This ASU clarifies when and how management should be assessing their ability to continue as a going concern. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. The Company expects the adoption of ASU 2014-15 will have an impact on the frequency with which going concern assessments are conducted but does not expect the adoption to have significant changes to existing disclosure.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. The Company is currently presenting deferred tax liabilities and assets as noncurrent items on the consolidated balance sheets. Accordingly, the Company does not expect the adoption of ASU 2015-17 to have a material impact on the Company's financial reporting and disclosures.

3.             CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash at bank and in hand of $22,785,658 as at December 31, 2015 (December 31, 2014 - $33,517,096).

4.             LONG-TERM INVESTMENTS

Equity Method Investment

The Company accounts for its interest in a joint venture with Oyu Tolgoi LLC ("OTLLC"), a company owned 66% by Turquoise Hill Resources Ltd. ("Turquoise Hill") and 34% by the Government of Mongolia (Note 6), as a 20% equity investment. The Company's share of the loss of the joint venture is $118,712 for the year ended December 31, 2015 (December 31, 2014 - $107,907; December 31, 2013 - $146,051) plus accrued interest expense of $279,405 for the year ended December 31, 2015 (December 31, 2014 - $264,869; December 31, 2013 - $260,453).

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

5. EQUIPMENT

		December 31, 2015			December 31, 2014
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Office equipment	$57,207	$46,282	$10,925	$81,314	$60,877	$20,437
Computer equipment	276,534	231,335	45,199	363,823	290,361	73,462
Field equipment	181,925	134,245	47,680	217,036	141,797	75,239
Buildings	40,053	34,673	5,380	48,762	40,334	8,428

	$555,719	$446,535	$109,184	$710,935	$533,369	$177,566

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

Material Properties

The Company's two principal assets are the Ann Mason project (the "Ann Mason Project") in Nevada and its interest in the Lookout Hill property in Mongolia.

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

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement ($100,000 of which has been paid); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS (cont'd...)

Material Properties (cont'd...)

Ann Mason, Nevada, United States (cont'd...)

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

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill's rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

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

On February 27, 2013, MRAM delivered notice (the "Notice") to the Company advising that the Company is temporarily restricted from transferring, selling or leasing the Shivee Tolgoi and Javhlant mining licences. While the Company was subsequently advised that the temporary transfer restriction on the mining licences will be lifted, it has yet to receive official notification of the lifting of the restriction.

As of December 31, 2015, the Entrée-OTLLC Joint Venture had expended approximately $27.8 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 7).

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS (cont'd...)

Other Properties

The Company also has interests in non-material properties in Australia, the United States and Peru.

During the year ended December 31, 2014, the Company recorded an impairment of mineral property interests of $552,095 (December 31, 2013 - $437,732) against these properties.

Capitalized mineral property acquisition costs are summarized as follows:

	December 31, 2015	December 31, 2014

Ann Mason	$36,853,690	$43,966,474
Other	860,802	453,064

Total	$37,714,492	$44,419,538

Ann Mason capitalized mineral property acquisition costs are net of the $5 million Sandstorm NSR Payment.

Included in Other is a 0.5% net smelter returns royalty acquired for $500,000 in 2015 from Candente Copper Corp. on their 100% owned Cañariaco project in Peru.

Expensed exploration costs are summarized as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

US	$3,507,357	$7,066,997	$3,940,264
Mongolia	1,488,452	1,672,341	1,355,493
Other	165,101	315,549	807,235

Total all locations	$5,160,910	$9,054,887	$6,102,992

7.             LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 6), OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

8.             DEFERRED REVENUE

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm (the "2013 Agreement") that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the Joint Venture Property as follows:

•	25.7% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property; and

•	33.8% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the Javhlant mining licence.

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

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits. The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm, which are expected to be delivered until after 2020. As a nonmonetary item, the deferred revenue balance is recorded at the historical basis of C$40,032,000 and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement (Note 18, Subsequent Events).

9.            COMMON STOCK

Share issuances

In March 2013, the Company completed a private placement with Sandstorm consisting of 17,857,142 common shares issued at a price of C$0.56 per share for gross proceeds of $9,722,897. Related share issuance costs were $86,636.

In May 2014, the Company issued 250,000 shares at a fair value of $73,618 to acquire certain claims within the boundaries of its Ann Mason Project.

During the year ended December 31, 2015, the Company issued 346,532 common shares for cash proceeds of $41,135 on the exercise of stock options. The fair value recorded when the options were granted of $26,532 has been transferred from additional paid-in capital to common stock on the exercise of the options.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

9.            COMMON STOCK (cont'd...)

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the Toronto Stock Exchange on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.
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

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2012	9,223,000	1.98
Granted	7,560,000	0.47
Expired	(2,379,500)	1.80
Forfeited	(3,000)	1.25
Balance at December 31, 2013	14,400,500	1.22
Granted	2,815,000	0.21
Expired	(2,811,500)	1.99
Forfeited	(625,000)	1.43
Balance at December 31, 2014	13,779,000	0.85
Granted	1,670,000	0.34
Exercised	(346,532)	0.22
Cancelled	(163,468)	0.25
Expired	(1,472,500)	2.75
Forfeited	(258,500)	0.61
Balance at December 31, 2015	13,208,000	0.60

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

9.            COMMON STOCK (cont'd...)

Stock options (cont'd...)

The number of stock options exercisable at December 31, 2015 was 12,658,000.

At December 31, 2015, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,533,000	1.25	-	January 6, 2017	1,533,000	-
100,000	0.73	-	June 18, 2017	100,000	-
4,480,000	0.56	-	March 15, 2018	4,480,000	-
50,000	0.32	-	April 9, 2018	50,000	-
150,000	0.34	-	June 27, 2018	150,000	-
2,245,000	0.30	-	December 19, 2018	2,245,000	-
2,405,000	0.21	192,400	December 22, 2019	2,405,000	192,400
100,000	0.38	-	July 12, 2020	50,000	-
500,000	0.35	-	November 15, 2020	-	-
1,070,000	0.33	-	December 3, 2020	1,070,000	-

13,208,000		192,400		12,658,000	$192,400

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company's closing stock price of C$0.29 per share as of December 31, 2015, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of December 31, 2015 was 2,405,000. The total intrinsic value of options exercised during the year ended December 31, 2015 was $192,400 (December 31, 2014 - $Nil; December 31, 2013 - $Nil).

Subsequent to December 31, 2015, 25,000 stock options with an exercise price of C$0.30 and 35,000 stock options with an exercise price of C$0.21 were exercised. 200,000 stock options with an exercise price of C$3.47 and 125,000 stock options with an exercise price of C$2.94 expired. 137,500 stock options with an exercise price of C$1.25, 410,000 stock options with an exercise price of C$0.56, 165,000 stock options with an exercise price of C$0.30 and 30,000 stock options with an exercise price of C$0.21 were forfeited.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

9.             COMMON STOCK (cont'd...)

Stock-based compensation

1,670,000 stock options were granted during the year ended December 31, 2015 with a fair value of $246,156 (December 31, 2014 - $251,390; December 31, 2013 - $1,421,371). Stock-based compensation recognized during the year ended December 31, 2015 was $197,375 (December 31, 2014 - $251,390; December 31, 2013 - $1,422,297) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

General and administration	$175,541	$215,497	$1,127,621
Exploration	21,834	35,893	294,676
	$197,375	$251,390	$1,422,297

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	December 31, 2015	December 31, 2014	December 31, 2013

Risk-free interest rate	0.77%	1.25%	1.30%
Expected life of options (years)	4.6	4.3	4.3
Annualized volatility	75%	65%	75%
Dividend rate	0.00%	0.00%	0.00%
Fair value per option	$0.15	$0.09	$0.19

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

10.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31, 2015	December 31, 2014

Identifiable assets
USA	$38,323,231	$46,949,474
Canada	22,501,015	31,274,058
Other	838,239	1,466,966

	$61,662,485	$79,690,498

11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

Loss for the year before income taxes	$(7,670,672)	$(12,725,835)	$(13,484,781)
Statutory rate	26.00%	26.00%	25.75%
Expected income tax recovery	(1,994,375)	(3,308,717)	(3,472,331)
Permanent differences and other	(44,676)	1,645,947	(78,811)
Difference in foreign tax rates	247,060	1,011,166	(366,039)
Effect of change in future tax rates	3,396,564	-	-
Effect of dissolution of subsidiaries	6,338,818	(4,065,731)	-
Change in valuation allowance	(7,783,000)	660,688	1,611,239
Withholding taxes	-	-	243,186
Total income tax expense (recovery)	$160,391	$(4,056,647)	$(2,062,756)

Current income tax expense (recovery)	218	(123,255)	319,112
Deferred income tax expense (recovery)	160,173	(3,933,392)	(2,381,868)
Total income taxes	$160,391	$(4,056,647)	$(2,062,756)

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

11.          INCOME TAXES (cont'd...)

The significant components of the Company's deferred income tax assets and liabilities are as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014

Deferred income tax assets:
Non-capital loss carry forward	$13,085,490	$19,506,412
Resource expenditures	4,610,549	7,259,556
Equipment	131,337	152,063
Share issue and legal costs	10,757	70,341
Other	1,925,091	5,015,648
	19,763,224	32,004,020
Valuation allowance	(16,576,867)	(24,634,353)
Net deferred income tax assets	$3,186,357	$7,369,667

Deferred income tax liabilities:
Foreign exchange on loan	$(306,065)	$(1,441,120)
Mineral property interests	(6,447,589)	(9,335,671)
Net deferred income tax liabilities	$(6,753,654)	$(10,776,791)

Net deferred income tax liabilities	$(3,567,297)	$(3,407,124)

The Company has available for deduction against future taxable income non-capital losses of approximately $26,790,000 (2014: $36,340,000) in Canada, $660,000 (2014: $690,000) in China, $6,990,000 (2014: $7,160,000) in Mongolia, $14,880,000 (2014: $23,260,000) in the United States of America, $30,000 (2014: $Nil) in Australia and $580,000 (2014: $520,000) in Peru. These losses, if not utilized, will expire through 2035. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. Deferred tax benefits which may arise as a result of these losses, resource expenditures, equipment, share issue and legal costs have not been recognized in these financial statements.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of December 31, 2015, there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company's Canadian income tax returns from 2008 to 2015 are open. For other foreign jurisdictions, including Mongolia and the U.S., all years remain open.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
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

At December 31, 2015, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $22,785,658.

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

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company's consolidated subsidiaries' functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

14.          ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (OCI(L))

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013

Accumulated OCI(L), beginning of period:
Currency translation adjustment	$(2,850,122)	$465,615	$3,253,019

OCL for the period:
Currency translation adjustments	$(4,928,225)	$(3,315,737)	$(2,787,404)

Accumulated OCI(L), end of period:
Currency translation adjustment	$(7,778,347)	$(2,850,122)	$465,615

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2015
(Expressed in United States dollars)

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions during the year ended December 31, 2015. The significant non-cash transaction for the year ended December 31, 2014 consisted of the issuance of 250,000 common shares (December 31, 2013 - Nil) in payment of mineral property acquisitions valued at $73,618 (December 31, 2013 - $Nil) which have been capitalized as mineral property interests.

16.           COMMITMENTS AND CONTINGENCIES

The Company is committed to make lease payments for the rental of office space as follows:

2016	247,906
2017	71,578
$ 319,484

The Company incurred lease expense of $372,733 (December 31, 2014 – $399,906; December 31, 2013 - $393,707) for the year ended December 31, 2015.

In the event of a partial expropriation of the Company's economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement with Sandstorm, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver to Sandstorm will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest. On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement (Note 18, Subsequent Events) which decreased the amount of Deposit that the Company would need to return in certain circumstances.

17.          TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the year ended December 31, 2015 and 2014.

During the year ended December 31, 2013, the Company paid consulting fees of $1,167 to an immediate family member of an executive officer of the Company. The transaction was in the normal course of operations and was measured at the exchange amount, which represented the amount of consideration established and agreed to by the related party. All services under the agreement have been provided.

18.          SUBSEQUENT EVENTS

Subsequent to December 31, 2015, 25,000 stock options with an exercise price of C$0.30 and 35,000 stock options with an exercise price of C$0.21 were exercised. 200,000 stock options with an exercise price of C$3.47 and 125,000 stock options with an exercise price of C$2.94 expired. 137,500 stock options with an exercise price of C$1.25, 410,000 stock options with an exercise price of C$0.56, 165,000 stock options with an exercise price of C$0.30 and 30,000 stock options with an exercise price of C$0.21 were forfeited.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, which provides for a 17% reduction in the metal credits that the Company is required to sell and deliver to Sandstorm under the 2013 Agreement. In return, the Company refunded 17% of the Deposit by paying $5.5 million in cash and issuing $1.3 million of common shares (thereby reducing the Deposit to $33.2 million). The Agreement to Amend further provided that in the event the Company's economic interest in the Joint Venture Property is reduced by up to 34%, the additional 17% refund of the Deposit is not required to be made in cash. At closing, the parties entered into an Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013, and amended March 1, 2016. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

Item 19.  Exhibits

Exhibit Number	Name

1.1	Certificate of Incorporation July 19, 1995 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.2	Memorandum of Incorporation dated July 13, 1995 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.3	Articles of Incorporation dated July 13, 1995 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.4	Form 19 - Special Resolution filed November 5, 1997 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.5	Form 19 - Special Resolution filed February 5, 2001 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.6	Certificate of Name Change dated February 5, 2001 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.7	Form 19 - Special Resolution filed October 9, 2002 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.8	Certificate of Name Change dated October 9, 2002 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.9	Letter regarding continuation to Yukon Territory (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.1	Certificate of Continuance (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.11	Articles of Continuance (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.12	Bylaw No. 1 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
1.13	Certificate of Amendment dated June 16, 2004 (incorporated by reference from our Registration Statement on Form 10-SB filed with the SEC on October 12, 2004 (SEC File No.: 0-50982))
4.1
Equity Participation and Earn-In Agreement dated October 15, 2004 between Entrée Gold Inc. and Ivanhoe Mines Ltd. (incorporated by reference from our Registration Statement on Form 10-SB/A filed with the SEC on December 10, 2004 (SEC File No.: 0-50982))

4.2	Amendment to Equity Participation and Earn-In Agreement dated November, 2004 Entrée Gold Inc. and Ivanhoe Mines Ltd.
4.3	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 Entrée Gold Inc. and Sandstorm Gold Ltd.
8.1	List of Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
99.1	Consent of Davidson & Company LLP, Chartered Accountants
99.2	Consent of AGP Mining Consultants Inc.
99.3	Consent of OreWin Pty Ltd
99.4	Consent of Amec Foster Wheeler Americas Limited
99.5	Consent of Robert Cinits

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.
Entrée Gold Inc.

By:	/s/ Stephen Scott

Name:	Stephen Scott

Title:	Interim Chief Executive Officer

Date:	March 30, 2016