Form 40-F
period 2016-12-31
ENTREE GOLD INC
filed 2017-03-10
CIK 1271554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2016, 153,045,408 common shares of the Registrant were issued and outstanding.

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

Such factors and assumptions include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form (“AIF”), filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated herein by reference.

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC” or “Commission”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2016 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “Proven mineral reserve” and “Probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” Feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2016, based upon the closing rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3427.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2016 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2016, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act.  The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.  The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. GAAP and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company's management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2016.  This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at December 31, 2016, and management's assessment did not identify any material weaknesses.

Auditor’s Attestation Report

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), which permits the Company to provide only management's report in this annual report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management's report on internal control over financial reporting in an annual report and omit an attestation report of the issuer's registered public accounting firm regarding management's report on internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Compensation Committee

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time. The Company’s Compensation Committee is comprised of Mark Bailey (chair), Alan Edwards and James Harris. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee: (1) assists the Board, on an annual basis, by identifying individuals qualified to become Board members, and recommends to the Board the director nominees for the next annual meeting of shareholders; (2) assists the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and recommends to the Board qualified individuals to fill any such vacancy; and (3) recommends to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are James L. Harris (chair), Alan Edwards and Anna Stylianides.

Technical Committee

The Technical Committee consists of Alan Edwards (chair), Mark Bailey and Stephen Scott. In the judgement of the Board, Mr. Edwards and Mr. Bailey are independent directors. Mr. Scott is not independent, by virtue of the fact that he is the President and Chief Executive Officer of the Company. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Anna Stylianides (chair), Mark Bailey and James Harris.

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

The full text of the Company’s Audit Committee Charter is attached to the Company’s AIF, filed as an appendix and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board has determined that Anna Stylianides qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and section 803A of the NYSE MKT Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2016 (US$)	2015 (US$)
Audit Fees(1)	$37,820	$36,127
Audit Related Fees(2)	$Nil	$11,778
Tax Fees(3)	$Nil	$Nil
All other fees(4)	$Nil	$10,838
Total:	$37,820	$58,743

(1)	Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)	Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

(4)	Surplus calculations for Entrée LLC for the years 2003 to 2014.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2016 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Ethics (the “Code”) for the Company’s Chief Executive Officer, Chief Financial Officer and Controller.

A copy of the Code is available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1201 – 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3. The Code is also available on the Company’s website at www.entreegold.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.entreegold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. On May 19, 2016, the Company updated the Code. However, during the fiscal year ended December 31, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Liquidity and Capital Resources – Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Compensation Committee Requirements:  The NYSE MKT Company Guide requires that additional independence criteria be applied to each member of the Compensation Committee.  The NYSE MKT Company Guide also mandates that the Compensation Committee must have the authority to hire compensation consultants, independent legal counsel and other compensation advisors and exercise the sole responsibility to oversee the work of any compensation advisors retained to advise the Compensation Committee.  In addition, before engaging a compensation advisor, the Compensation Committee must consider at least six factors that could potentially impact compensation advisor independence.  The Company follows Canadian Securities Administrators and Toronto Stock Exchange requirements for Compensation Committee charters, independence and authority.  The Compensation Committee's Charter includes a requirement that each member of the Compensation Committee be independent and that the Compensation Committee have the authority to retain outside advisors and determine the extent of funding necessary for payment of consultants.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.entreegold.com. Information contained on its website is not part of this annual report.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2016, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report on Form 40-F:

Exhibit                Description

Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2016
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015 and 2014
Consolidated Balance Sheets as of December 31, 2016 and 2015
Consolidated Statement of Stockholders’ Equity for the years ended December 31, 2016, 2015 and 2014
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014
Notes to Consolidated Financial Statements
99.3.	Management Discussion and Analysis for the year ended December 31, 2016
Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of Davidson & Company LLP, Chartered Accountants
99.9	Consent of OreWin Pty Ltd
99.10	Consent of AGP Mining Consultants
99.11	Consent of AMEC Foster Wheeler Americas Limited
99.12	Consent of Bernard Peters
99.13	Consent of Sharron Sylvester
99.14	Consent of Robert Cann
99.15	Consent of Robert Cinits
99.16	Consent of Joseph Rosaire Pierre Desautels
99.17	Consent of Peter Oshust

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE GOLD INC.
By:	/S/ Stephen Scott
Name:	Stephen Scott
Title:	Chief Executive Officer

Date: March 10, 2017