Form 20-F
period 2018-12-31
Entree Resources Ltd.
filed 2019-04-01
CIK 1271554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2018

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

1650 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

(Address of principal executive offices)

Susan McLeod, Vice-President Legal Affairs

1650 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

Telephone: (604) 687-4777

Email: smcleod@entreeresourcesltd.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange

Common Shares, no par value	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act:None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2018, 174,806,820 Common Shares of the Registrant were issued and outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒     Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒ Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17     ☐     Item 18     ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes     ☐     No    ☒

2

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the "Annual Report", except as otherwise indicated or as the context otherwise requires, the "Company", "we", "our" or "us" or "Entrée" or "Entrée Resources" refers to Entrée Resources Ltd. and its consolidated subsidiaries, as applicable. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3.

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which Entrée will operate in the future, including the price of copper, gold, silver and molybdenum, projected grades, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required.

Important risks, uncertainties, assumptions and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements include, without limitation:

•	the timing and cost of the construction and expansion of Oyu Tolgoi mining and processing facilities;
•	the timing and availability of a long-term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source);
•	the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi;
•	delays, and the costs which would result from delays, in the development of the Oyu Tolgoi underground mine;
•	production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi;
•	any changes to the assumptions underlying the 2018 PEA;
•	unanticipated costs, expenses or liabilities;
•	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;

•	development plans for processing resources;
•	matters relating to proposed exploration or expansion;
•	mining operational and development risks, including geotechnical risks and ground conditions;
•	regulatory restrictions (including environmental regulatory restrictions and liability);
•	risks related to international operations, including legal and political risk in Mongolia;
•	risks associated with changes in the attitudes of governments to foreign investment;
•	risks associated with the conduct of joint ventures;
•	inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources;
•	inability to convert mineral resources to mineral reserves;
•	conclusions of economic evaluations;
•	fluctuations in commodity prices and demand;
•	changing foreign exchange rates;
•	the speculative nature of mineral exploration;
•	the global economic climate;
•	dilution;
•	share price volatility;
•	activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia;
•	the availability of funding on reasonable terms;
•	the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation;
•	the terms and timing of obtaining necessary environmental and other government approvals, consents and permits;
•	the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements;
•	unanticipated reclamation expenses;
•	geotechnical or hydrogeological considerations during mining being different from what was assumed;
•	changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses;
•	changes to assumptions as to salvage values;
•	ability to maintain the social licence to operate;
•	accidents, labour disputes and other risks of the mining industry;
•	environmental risks;

•	global climate change;

•	title disputes;
•	limitations on insurance coverage;
•	competition;
•	loss of key employees;
•	cyber security incidents;
•	misjudgements in the course of preparing forward-looking statements;
•	the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences;
•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks that the Company could be deemed a passive foreign investment company, which could have negative consequences for U.S. investors;
•	risks related to differences in United States and Canadian reporting of reserves and resources;
•	risks related to the potential inability of U.S. investors to enforce civil liabilities against the Company or its directors, controlling persons and officers; and
•	risks related to the Company being a foreign private issuer under U.S securities laws.

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

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies pursuant to SEC Industry Guide 7.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

Transistion to International Financial Reporting Standards

The Company is a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The annual audited consolidated financial statements contained in this Annual Report are the Company’s first consolidated financial statements prepared in accordance with IFRS. In preparing its opening IFRS statement of financial position at January 1, 2017 (the "Transition Date"), the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP (its previous GAAP). Explanations of how the transition from its previous GAAP to IFRS has affected the Company’s net loss and comprehensive loss are set out in Note 21 to the annual audited consolidated financial statements contained in this Annual Report.

The annual audited consolidated financial statements contained in this Annual Report are reported in United States dollars, unless otherwise specified. Table amounts are expressed in thousands of United States dollars, except per share amounts and where otherwise specified.

Non-IFRS Performance Measurement

Non-IFRS Performance Measurement: "Cash costs after credits" ("C1") and all-in sustaining cost ("AISC") are non-IFRS performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

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

net present value (NPV)	The present value of the total revenue stream for the proposed mine taking into account a discount rate for future revenue and costs, and current capital costs.

net smelter returns (NSR)	The gross proceeds that the owner of a mining property receives from the sale of products less deductions of certain limited costs including smelting, refining, transportation and insurance costs.

NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the CSA establishes the standards for disclosure of scientific and technical information regarding mineral projects that is intended to be, or reasonably likely to be, made available to the Canadian public.

NSR royalty	The percentage of net smelter returns that the mine is obligated to pay to the royalty holder.

open pit mining	A form of mining designed to extract minerals that lie near the surface. Waste, or overburden is first removed and the mineral-bearing rock is broken, removed and processed to remove the valuable metal. (Similar terms: opencast mining, open cut mining).

ore	The naturally occurring material from which a mineral or minerals of economic value can be extracted at a reasonable profit. Also, the mineral(s) thus extracted.

oxidation	A chemical reaction caused by exposure to oxygen which results in a change in the chemical composition of a mineral.

oxidized minerals	Oxide and carbonate-based minerals formed by the weathering of sulphide minerals. Examples include: malachite, turquoise and chrysocolla.

porphyry	An igneous rock of any composition that contains conspicuous, large mineral crystals in a fine-grained groundmass; a porphyritic igneous rock.

porphyry copper deposit	A large mineral deposit, typically within porphyry rocks, that contains disseminated copper sulphide and other minerals. Such deposits are mined in bulk on a large scale, generally in open pits, for copper and possibly by-product molybdenum, gold and silver.

Pre-Feasibility study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a QP, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Preliminary Economic Assessment (PEA)	A study, other than a Pre-Feasibility or Feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Probable mineral reserve	The economically mineable part of an Indicated and, in some circumstances, a Measured mineral resource demonstrated by at least a Pre-Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve	The economically mineable part of a Measured mineral resource demonstrated by at least a Pre-Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person (QP)	An individual defined under NI 43-101 who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

quality assurance/quality control (QA/QC)	Quality assurance is information collected to demonstrate and quantify the reliability of assay data. Quality control consists of procedures used to maintain a desired level of quality in an assay database.

reverse circulation (RC) drilling	A type of percussion drilling where a hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The method involves forcing air and/or water down the outer chamber of twin-walled drill rods to the drill bit where the rock chips are picked up and driven back to the surface through the inner chamber of the rods. RC drilling is faster and less expensive than diamond drilling. However, RC drilling only produces fragments and chips of broken rock, so less geological information is available than would be obtained from drill core.

smelter	Any metallurgical operation in which metal is separated by fusion from those impurities with which it may be chemically combined or physically mixed, such as in ores.

stripping	The removal of earth or non-ore rock materials as required to gain access to the desired ore or mineral materials; the process of removing overburden or waste material in a surface mining operation.

sulphide mineralization	Compounds of sulphur with other metallic elements. Common copper examples are chalcopyrite and bornite.

tailings	The fine, sandy material without valuable metals remaining after the treatment of ground ore resulting in the removal of the valuable metals and production of concentrate (see "concentrate").

trench	In geological exploration, a narrow, shallow ditch cut across a mineral showing or deposit to obtain samples or to observe rock character.

underground mining	Extraction of ores, rocks and minerals from below the surface of the ground. Generally access to the underground mine workings is through an adit (sub-horizontal entrance in the side of a hill), down a sub-vertical mine shaft or through some other tunnel configuration. Generally higher cost than open pit mining.

Units of Measure

billion	B

billion tonnes	Bt

cubic metre	m3

cubic metre per tonne	m3/t

degree	°

degrees Celsius	°C

dollar (U.S.)	$

dry metric tons	dmt

gram	g

grams per tonne	g/t

greater than	>

hectare (10,000 m2)	ha

kilo troy ounces	koz

kilogram	kg

kilometre	km

kilometres per hour	km/hr

kilovolt	kV

kilotonnes per day	kt/d

kilotonnes per hour	kt/h

kilowatt hour	kWh

kilowatt hours per tonne (metric)	kWh/t

less than	<

litre	L

litres per second	L/s

litres per tonne	L/t

megawatts	MW

metre	m

metres above sea level	masl

metres per second	m/s

microns	µm

millimetre	mm

million	M

million pounds	Mlb

million ounces	Moz

million tonnes	Mt

Million tonnes per annum	Mt/a

minute (geographic coordinate)	'

ounce	oz

parts per million	ppm

per	/

per annum (year)	/a

per day	/d

percent	%

pound(s)	lb

second (geographic coordinate)	"

square centimetre	cm2

square kilometre	km2

square metre	m2

three dimensional	3D

tonne (1,000 kg)	t

tonnes per cubic metre	t/m3

tonnes per day	tpd

tonnes per year	t/a

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected financial data and the information in the following table of the Company as at December 31, 2018 and 2017 and for the years then ended was derived from the audited consolidated financial statements of the Company, audited by Davidson & Company LLP, Chartered Professional Accountants, as indicated in their report which is included elsewhere in this Annual Report.

The selected historical consolidated financial information presented below is condensed and may not contain all the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled "Item 3. Key Information – D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects".

The table below sets forth selected consolidated financial data under IFRS. The information has been derived from our annual audited consolidated financial statements set forth in "Item 18. Financial Statements".

	2018	2017
Expenses
Exploration	$175	$332
General and administrative	1,145	1,656
Share-based compensation	506	678
Depreciation	22	20
Other	(13)	192
Operating loss	1,835	2,878
Unrealized loss on investments	73	-
Foreign exchange loss (gain)	287	(380)
Interest income	(111)	(116)
Interest expense	307	287
Loss from equity investee	175	215
Deferred revenue finance costs	2,985	-
Gain on sale of mining property interest	(353)	-
Loss on the Arrangement	-	33,627
Loss before income taxes	5,198	36,511
Income tax recovery	-	(72)
Net loss from continuing operations	5,198	36,439
Discontinued operations
Net loss from discontinued operations	-	176
Net loss for the year	5,198	36,615
Other comprehensive (income) loss
Foreign currency translation	(3,372)	1,684
Total net loss and comprehensive loss	$1,826	$38,299
Net loss per common share
Basic and fully diluted – continuing operations	$(0.03)	$(0.21)
Basic and fully diluted – discontinued operations	$(0.00)	$(0.00)

Weighted average number of Common Shares outstanding
Basic and fully diluted (000’s)	174,344	172,259

Total Common Shares issued and outstanding (000’s)	174,807	173,573

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The significant property in which the Company has an interest is currently at the development stage. The activities of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Legal and Political Risks

Entrée may have to make certain concessions to the Government of Mongolia.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57. dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the Oyu Tolgoi series of deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.

If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is subject to legal and political risk in Mongolia.

Entrée’s interest in the Entrée/Oyu Tolgoi JV Project is not covered by the Oyu Tolgoi Investment Agreement. Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented. There can be no assurance that Entrée’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Entrée’s assets, including with respect to ability to access power, transport and sell products and access construction labour, supplies and materials. The political, social and economic environment in Mongolia presents a number of serious risks, including: uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labour and economic developments, instability and unrest; corruption, requests for improper payments or other corrupt practices; and significant or abrupt changes in the applicable regulatory or legal climate.

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

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. There may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its assets, or the underlying legislation upon which those assets are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée’s rights and obligations. Mongolian institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. In addition, Entrée’s licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia. Legal redress for such actions, if available, is uncertain and can often involve significant delays.  Even Entrée’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government representatives, which may have a material adverse impact on the Company and its share price. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its assets in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

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

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or otherwise adversely impacts Entrée’s interest in the Entrée/Oyu Tolgoi JV Property or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

Recent and future amendments to Mongolian laws could adversely affect Entrée’s interests.

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

On November 1, 2013, an Investment Law came into effect in Mongolia. The law was aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The full impact of the Investment Law is still not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the 2014 Amendments to the Minerals Law. In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes. The 2014 Amendments also set the royalty payment for gold at 2.5% of the sales value, with an additional royalty of 0% for gold if it is sold to the Central Bank of Mongolia or its designated commercial banks, for a period ending December 31, 2018. Commencing January 1, 2019, the royalty payment for gold became 5% of sales value, with an additional royalty of between 0% and 5%. The Mongolian Parliament is currently discussing whether to extend the period and re-establish the above-mentioned lower rates for gold sold to the Central Bank of Mongolia or its designated commercial banks.

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

On November 10, 2016, the Mongolian Parliament adopted the 2016 Amendment, which introduces the term "derivative deposit" and applicable regulations for mining/exploitation of derivative deposits. Mining/exploitation of a derivative deposit by a licence holder or any other contracted third party (with the licence holder) is subject to licence. Further, the 2016 Amendment sets the royalty payment for mining/exploitation of a derivative deposit at 2.5% of the sales value, with an additional royalty of between 0% and 5% for gold if it is sold other than to the Central Bank of Mongolia or its designated commercial banks.

The Mongolian Parliament and its relevant standing committees are in the process of discussing the draft laws and draft amendments to the tax legislation of Mongolia submitted by the Government of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general.  If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests.  It is not possible to determine when, if ever, these amendments would be adopted and in what form.

On November 10, 2017, the Parliament of Mongolia adopted the 2017 Amendments, which become effective on January 1, 2018, to introduce the concept of an "ultimate holder" (now referred to as an “ultimate owner”) of a legal entity for tax purposes. Any change of an ultimate owner of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate owner. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences. The full impact of the 2017 Amendments is not yet known.

On December 5, 2018, the Minister for Mining and Heavy Industry submitted, on behalf of the Government of Mongolia, proposed amendments to the Minerals Law, the Petroleum Law, the Petroleum Product Law and other relevant laws thereto, aimed at regulating the minerals sector in greater detail to eliminate legal duplication and gaps in the related legislation and to resolve discrepancies between national and local governments and minerals licence holders. It is not possible to determine when, if ever, these amendments would be adopted and in what form, or the impact they would have on Entrée’s interests.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the Investment Law, State Minerals Policy, 2014 Amendments, 2015 Amendment, 2016 Amendment, 2017 Amendments or proposed amendments aimed at regulating the mineral sector are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

Entrée may experience difficulties with its joint venture partners; Rio Tinto controls the development of the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the Entrée/Oyu Tolgoi JVA, which came into effect in 2008, the Entrée/Oyu Tolgoi JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns approximately 17.4% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to the various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC. The interests of Rio Tinto, Turquoise Hill, the Government of Mongolia and OTLLC are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, Turquoise Hill, the Government of Mongolia or OTLLC will exercise their rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

Entrée may be subject to risks inherent in legal proceedings.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

On February 27, 2013, Entrée received Notice from MRAM regarding the Entrée/Oyu Tolgoi JV’s mining licences.

On February 27, 2013, notice was delivered to Entrée by MRAM advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the Entrée/Oyu Tolgoi JVA, which bestows upon OTLLC certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement or the Entrée/Oyu Tolgoi JVA to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Entrée/Oyu Tolgoi JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation. This would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

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

Entrée’s rights to use and access certain land area could be adversely affected by the application of Mongolia’s Resolution 81, Resolution 140 or Resolution 175.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

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

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the decision of Entrée or one of its partners as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Changes in governments, regulations and policies and practices could have an adverse impact on Entrée’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company’s share price.

Risks Associated With The Development of the Oyu Tolgoi Project

The Entrée/Oyu Tolgoi JV Property forms part of the Oyu Tolgoi project. As a result, certain risk factors associated with the development of the Oyu Tolgoi project are also applicable to Entrée and may adversely affect Entrée, including the following.

Entrée’s joint venture partners may be limited in their ability to enforce the Oyu Tolgoi Investment Agreement and the Mine Plan against Mongolia, a sovereign government.

The Oyu Tolgoi Investment Agreement and the Mine Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to the Oyu Tolgoi Investment Agreement to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Mine Plan, there may be limitations on the ability of OTLLC, Turquoise Hill and Rio Tinto to enforce the terms of the Investment Agreement and the Mine Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. In addition, the Parliamentary Working Group of the Mongolian Parliament is currently reviewing the implementation of certain agreements entered into by the Government of Mongolia and the outcome of that review is pending. If the terms of the Investment Agreement or the Mine Plan cannot be enforced effectively, OTLLC, Turquoise Hill and Rio Tinto could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia, which by extension may also deprive Entrée of substantial rights and benefits arising from the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement for OTLLC, Turquoise Hill or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

The actual cost of developing the Oyu Tolgoi project may differ materially from estimates and involve unexpected problems or delays.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project underground mine. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; ground and rock mass conditions and stability; the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in commencement or expansion of mineral production or sustainable production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

There can be no assurance that OTLLC will be capable of raising the additional funding that it needs to continue the development of the Oyu Tolgoi project, including Hugo North Extension Lift 2 and Heruga.

Further development of the Oyu Tolgoi project depends upon OTLLC’s ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC’s ability to secure project financing on reasonable commercial terms.

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

The Oyu Tolgoi Investment Agreement and Mine Plan commit Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement and the Mine Plan. Such a default or breach could result in a termination of the Oyu Tolgoi Investment Agreement and the Mine Plan, which may have a material adverse impact on Entrée and the Company’s share price.

The Oyu Tolgoi Investment Agreement commits OTLLC to utilize only Mongolian power sources. Although OTLLC entered into the PSFA with the Government of Mongolia in December 2018, there is no certainty that this project will be completed or that the proposed power plant will be sufficient to meet the needs of the Oyu Tolgoi project. Despite the best efforts of OTLLC, Turquoise Hill and Rio Tinto, the ability to meet OTLLC’s obligations under the PSFA or any future agreement committing OTLLC to use Mongolian power sources is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Oyu Tolgoi Investment Agreement.

Risks Associated With the Amended Funding Agreement

In certain circumstances the Company may be required to return a portion of the Deposit to Sandstorm.

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit, including not requiring Entrée to refund cash. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Funding Agreement with Sandstorm, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).

Certain events outside of Entrée’s control may be an event of default under the Amended Funding Agreement.

If an event of default occurs under the Amended Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Funding Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Short term fluctuations in mineral prices may expose the Company to trading losses.

Under the Amended Funding Agreement, the Company agrees to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated With Mining

Resource and reserve estimates, including estimates for the Hugo North Extension and Heruga deposits, are estimates only, and are subject to change based on a variety of factors.

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

The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée’s property interests, cannot accurately be predicted. Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities. Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources. These factors could have an adverse impact on Entrée’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Entrée and the Company’s share price.

Entrée has interests in properties that are not in commercial production. There is no assurance that the existence of mineral reserves will be established in commercially exploitable quantities.

Mineral reserves have been established on Lift 1 of the Hugo North Extension deposit in Mongolia. Mineral resources have been outlined on Hugo North Extension Lift 2 and the Heruga deposit. Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and it is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit.

Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered or that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metallurgical recoveries, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée.

The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote.

There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any required permits.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Entrée or any of its partners, including OTLLC, will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs. If required permits cannot be obtained or maintained, Entrée or its partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée’s business could fail.

Entrée’s property interests are subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations could materially adversely affect Entrée.

Entrée’s property interests are subject to environmental regulations in the various jurisdictions in which they are located. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée’s operations. Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of operations on the properties in which Entrée has an interest. To the extent that such approvals are required and not obtained, Entrée or its partners may be delayed or prevented from proceeding with planned exploration or development of the mineral properties, which may have a material, adverse impact on Entrée and its share price.

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

There can be no assurance that title to licences and concessions is free from defects.

While Entrée has investigated title to the exploration and mining licences and concessions held by it and its partners, title may be challenged by third parties or the licences that permit Entrée or its partners to explore, develop or mine properties may expire if Entrée or its partners fail to timely renew them and pay the required fees.

Entrée cannot guarantee that its rights will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRAM, Mongolia’s Resolution 81, 140 and/or 175 or otherwise. The ownership and validity of exploration and mining licences and concessions are often uncertain and may be contested.

In Mongolia, should a third party challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining licence register.

Entrée is not aware of any third party challenges to the location or area of any of the licences or concessions in any of the jurisdictions in which it operates. There is, however, no guarantee that title to the licences and concessions will not be challenged or impugned in the future. If Entrée or its partners fail to pay the appropriate annual fees or timely apply for renewal, then these licences or concessions may expire or be forfeit.

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

The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring property interests or in the recruitment or retention of qualified employees. If Entrée cannot continue to acquire property interests or recruit qualified personnel, its financial condition could be adversely affected.

There is aggressive competition within the mining industry for the identification and acquisition of property interests considered to have commercial potential, as well as the necessary labour and supplies required to develop such properties. Entrée competes with other companies, many of which have greater financial resources, operational experience and technical capabilities than Entrée, for the acquisition of property interests as well as for the recruitment and retention of qualified employees and other personnel. Entrée may not be able to maintain or acquire attractive property interests on terms it considers acceptable, or at all. Consequently, its financial condition could be materially adversely affected.

Global climate change.

Global climate change could exacerbate certain of the risks facing Entrée’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt operations, damage infrastructure or assets, create financial risk or otherwise have a material adverse effect on Entrée’s results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt operations by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs. Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where Entrée is present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

Risks Related To Our Company

Entrée can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations.

Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has never had any revenues from its operations. In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties. Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Entrée/Oyu Tolgoi JV Property or one of the properties in which Entrée has a royalty interest is brought into production. Entrée expects to continue to incur losses into the foreseeable future. Entrée recognises that if it is unable to generate revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations. Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

Entrée may be forced to raise funds for operating expenses from outside sources.

Entrée has not generated any revenue from operations since its incorporation. Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée/Oyu Tolgoi JV or one of its royalty interests. As at December 31, 2018, Entrée had working capital of approximately $6.8 million. Entrée’s average monthly operating expenses in 2018 were approximately $0.2 million, including general and administrative expenses and investor relations expenses. Entrée has a carried interest in the Entrée/Oyu Tolgoi JV Property. As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources. While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.

As a result of their existing shareholdings and agreements with Entrée, Sandstorm, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée’s business and affairs.

Sandstorm’s beneficial shareholdings in the Company, totalling approximately 16.3% of the Company’s outstanding Common Shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling approximately 17.4% of the Company’s outstanding Common Shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s Common Shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Amended Funding Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

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

Entrée has never generated revenue from operations, and it is currently without a source of revenue. The Company may be required to issue additional Common Shares to finance Entrée’s operations or to acquire additional property interests.

The Company may also in the future grant to some or all of Entrée’s directors, officers, consultants, and employees additional options to purchase Common Shares as non-cash incentives to those persons. Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company’s Stock Option Plan, when the public market is depressed. The issuance of any options could, and the issuance of any additional Common Shares will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold. As at December 31, 2018 Entrée had outstanding options exercisable into 8,710,000 Common Shares (March 29, 2019 – 8,560,000 Common Shares) which, if exercised as at March 29, 2019 would represent approximately 5.0% (March 29, 2019 – 4.9%) of its issued and outstanding Common Shares. If all these options are exercised and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s Common Shares.

There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends.

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

Certain associations may give rise to conflicts of interest.

Some of the directors and officers of the Company are also directors, officers or employees of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. Entrée’s directors and officers are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count.

There can be no assurance that Entrée will be able to attract and retain key management personnel.

Entrée’s ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel. Its development now, and in the future, will depend on the efforts of key management figures. The loss of any of these key people could have a material adverse effect on Entrée’s business. Entrée currently only maintains key-man life insurance on its President & Chief Executive Officer.

Fluctuations in currency exchange rates may impact Entrée’s financial position and results.

Fluctuations in Canadian and United States currency exchange rates may significantly impact Entrée’s financial position and results.

Future negative effects due to changes in tax regulations cannot be excluded.

Entrée runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to change. For this reason, the possibility of future negative effects on the results of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes. Entrée has no control over withholding tax rates.

The Company is subject to anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act.

The Company is subject to the U.S. Foreign Corrupt Practices Act and other similar legislation, such as Canada’s Corruption of Foreign Officials Act (collectively, "Anti-Corruption Legislation"), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Entrée’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. Entrée prohibits these practices by its employees, consultants and agents. However, Entrée’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible. Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees, consultants and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and the price of the Company’s Common Shares.

The Company believes that it was a passive foreign investment company during 2018, which may have a material effect on U.S. Holders.

The Company believes it was a PFIC during the year ended December 31, 2018 and may be a PFIC for subsequent tax years, which may have a material effect on U.S. Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a qualified electing fund under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code. Additional adverse rules would apply to U.S. Holders for any year the Company is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC. However, U.S. Holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.

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

Entrée may be subject to increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE American and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators ("NI 52-109"), and the continued listing standards of the NYSE American and the TSX. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s Common Shares. Any failure to comply with the continued listing standards of the NYSE American or the TSX, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings. Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its Board or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company’s Common Shares to decrease.

Internal controls cannot provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Entrée’s operations depend on information technology ("IT") systems.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyberattacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. Entrée’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Entrée’s reputation and results of operations. Although to date Entrée has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Entrée will not incur such losses in the future. Entrée’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, Entrée may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

There are differences in United States and Canadian reporting of reserves and resources.

The disclosure in this Annual Report, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. The terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the Measured mineral resources, Indicated mineral resources, or Inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility, Pre-Feasibility studies or other economic studies, except in rare cases.

Investors are cautioned not to assume that all or any part of an Inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC historically only permited issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies disclosed in accordance with SEC Industry Guide 7.

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

Entrée is an exploration stage company that has an interest in an advanced project located in Mongolia. The Company’s executive office is located at:

Suite 1650 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

Phone: 604.687.4777

Fax: 604.687.4770

Website: www.EntreeResourcesLtd.com.

Information contained on the Company’s website does not form part of this Annual Report. The Company’s registered and records office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations. The address of the Mongolian office is:

Suite 409

Gurvan Gal office center 8/1, Chinggis Avenue

Sukhbaatar District 1st County

Ulaanbaatar, Mongolia

Phone: 976.11.318562

Fax: 976.11.319426

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name "Timpete Mining Corporation". On February 5, 2001, the Company changed its name to "Entrée Resources Inc. ". On October 9, 2002 the Company changed its name from "Entrée Resources Inc." to "Entrée Gold Inc." and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia) (the "BCBCA"). On May 9, 2017, the Company changed its name to "Entrée Resources Ltd."

The Company’s common shares ("Common Shares") traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006, the Company’s Common Shares began trading on the Toronto Stock Exchange ("TSX") under the symbol "ETG". The Company’s Common Shares also trade on the NYSE American under the symbol "EGI".

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

At the Company’s Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company’s Articles by the addition of advance notice provisions as Part 14B (the "Advance Notice Provisions"). The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Company’s board of directors (the "Board") may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.

On February 28, 2017, the Company announced that the Board had approved a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources Corp. ("Mason Resources"), through a plan of arrangement under Section 288 of the BCBCA (the "Arrangement"). The Arrangement closed on May 9, 2017. Entrée shareholders received common shares of Mason Resources by way of a share exchange, pursuant to which each existing Common Share of Entrée was exchanged for one "new" Common Share of Entrée and 0.45 of a common share of Mason Resources. Optionsholders and warrantholders of the Company also received replacement options and warrants of the Company and Mason Resources that were proportionate to, and reflective of the terms of, their original options and warrants of the Company.

A total of 77,805,786 common shares of Mason Resources were distributed to Entrée shareholders that commenced trading on the TSX on May 12, 2017, under the symbol "MNR", and on the OTCQB on November 9, 2017, under the symbol "MSSNF". On December 19, 2018, Mason Resources and Hudbay Minerals Inc. ("Hudbay") completed a plan of arrangement under Part 9, Division 5 of the BCBCA whereby Hudbay acquired all the issued and outstanding common shares of Mason Resources it did not already own for C$0.40 per common share. Mason Resources’ shares were delisted from the TSX and the OTCQB and Mason Resources ceased to be a reporting issuer under applicable Canadian securities laws.

General Development of the Business

Entrée is an exploration stage resource company with interests in exploration and advanced properties in Mongolia, Peru and Australia.

On May 9, 2017, the Company closed a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources, through the Arrangement. A total of 77,805,786 common shares of Mason Resources were distributed to the Company’s shareholders, with no change to shareholders’ interests in the Company.

The Company transferred to Mason Resources all of the issued and outstanding shares of Entrée U.S. Holdings Inc., which indirectly held the Ann Mason Project and the Lordsburg property, along with $8.84 million in cash. The result of the Arrangement was two separate and focused, well-capitalized entities, each with a high-quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.

Following the Arrangement, Entrée’s primary asset is its carried 20% or 30% joint venture interest (depending on the depth of mineralization) in the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property"). Entrée’s joint venture partner, Oyu Tolgoi LLC ("OTLLC"), holds the remaining 80% or 70% interest. The Entrée/Oyu Tolgoi JV Property comprises a significant portion of the long-life, high-grade Oyu Tolgoi copper-gold mining project in Mongolia.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is currently in development by project operator Rio Tinto, with first development production from the Entrée/Oyu Tolgoi JV Property currently expected in 2021. When completed, Oyu Tolgoi will become the world’s third largest copper mine.

On January 15, 2018, the Company announced the results of an updated technical report (the "2018 Technical Report") that was completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, an updated reserve case (the "2018 Reserve Case") and a Life-of-Mine ("LOM") Preliminary Economic Assessment ("2018 PEA"). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV") from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

LOM highlights of the production and financial results from the 2018 Reserve Case and the 2018 PEA are summarized in Table 1 below.

Table 1 – Summary LOM Production and Financial Results – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
LOM Processed Material
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	—
Indicated Resource Feed		—	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		—	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378
Entrée Attributable Financial Results
LOM Cash Flow, pre-tax	$M	382	2,078
NPV@5%, after-tax	$M	157	512
NPV@8%, after-tax	$M	111	278
NPV@10%, after-tax	$M	89	192

Notes:

•	Long term metal prices used in the net present value ("NPV") economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
•	Mineral reserves and mineral resources are reported on a 100% basis.
•	Entrée has a 20% interest in the above processed material and recovered metal.
•	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
•	Copper equivalent ("CuEq") is calculated as shown in the footnotes to Table 2 and Table 3 below.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the Company is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other Oyu Tolgoi project areas owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Below are some of the key financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted, where it is for Entrée’s 20% attributable interest. Both cases assume long term metal prices of $3.00/lb copper, $1,300.00/oz gold and $19.00/oz silver.

2018 Reserve Case Outputs:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 starts in 2021 with initial block cave production starting in 2026.

•	14-year mine life (5-years development production and 9-years block cave production; Figure 1).

•	Maximum production rate of approximately 24,000 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

•	Total direct development and sustaining capital expenditures of approximately $262 million ($52 million attributable to Entrée).

•	Entrée LOM average cash cost $1.25 per pound payable copper.

•	Entrée LOM average C1 $0.56/lb payable copper.

•	Entrée LOM average AISC $1.03/lb payable copper.

Figure 1 – 2018 Reserve Case (Lift 1) Mine Production

2018 PEA Outputs:

•	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

•	Development schedule assumptions for Entrée/Oyu Tolgoi JV Property (refer to Figure 2):

-	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

-	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

-	2065 Heruga development production and in 2069 initial block cave production

•	Total direct development and sustaining capital expenditures of approximately $8,637 million ($1,727 million attributable to Entrée).

•	Entrée LOM average cash cost $1.97/lb payable copper.

•	Entrée LOM average C1 $0.68/lb payable copper.

•	Entrée LOM average AISC $1.83/lb payable copper.

Figure 2 – 2018 PEA Mine Production

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development. Although molybdenum is present in the Heruga deposit (refer to Table 3), the 2018 PEA does not include the construction of a molybdenum circuit for its recovery, but it could be added in the future if economic conditions for molybdenum improve. As noted in the Turquoise Hill Resources Ltd. ("Turquoise Hill") press release dated October 21, 2016, there are also potential opportunities for increasing the underground mining rate (and mill throughput), which would require further development and sustaining capital and different operating costs, however it would likely result in Lift 2 and Heruga mineralization being mined earlier in the overall Oyu Tolgoi mine plan and potentially improved economics for Entrée.

The 2018 Technical Report has been filed on SEDAR and EDGAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or EDGAR (www.sec.gov) or on www.EntreeResourcesLtd.com.

Three Year History

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

January 2016 – current	Entrée takes significant steps to reduce its cash burn rate ensuring that it is positioned to meet all challenges as they emerge and at the same time identify strategic growth opportunities with the potential to deliver value to the Company and its shareholders.
March 2016	The Company announces it has entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") to amend its February 14, 2013 Equity Participation and Funding Agreement. The Agreement to Amend provides for a 17% reduction in the metal credits that Entrée is required to sell and deliver to Sandstorm. Concurrently Entrée will refund 17% of the refundable deposit by paying $5.5 million in cash and issuing $1.3 million of Common Shares of the Company. At closing, the parties enter into an Amended and Restated Equity Participation and Funding Agreement.
The Company files a NI 43-101 technical report entitled "Lookout Hill Feasibility Study Update", with an effective date of March 29, 2016. The technical report aligns the mine plan for the Entrée/Oyu Tolgoi JV Property with Turquoise Hill’s technical report entitled "Oyu Tolgoi 2014 Technical Report", filed on October 28, 2014.
Stephen Scott is appointed President, Chief Executive Officer and a director of the Company.
April 2016	Duane Lo is appointed Chief Financial Officer of the Company.

May 2016	Turquoise Hill and Rio Tinto International Holdings Limited ("Rio Tinto") announce that formal ‘notice to proceed’ approval was given for the next stage of development of the Oyu Tolgoi mine by the boards of OTLLC, Turquoise Hill and Rio Tinto. This was the final requirement for the re-start of underground development at the Hugo North Lift 1 block cave, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit. The announcements also noted that an updated Oyu Tolgoi Feasibility Study has been completed including a re-estimate of capital, and all necessary permits have been granted. Underground construction is expected to re-commence in mid-2016.
August 2016	Turquoise Hill announces that OTLLC has drawn down approximately $4.3 billion of its $4.4 billion finance facility (with provision for up to $6 billion) for underground mine development at the Oyu Tolgoi project, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit. The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. Turquoise Hill further announces that OTLLC has signed an engineering, procurement and construction management services contract with Jacobs Engineering Group, which paves the way for underground construction to begin, and a contract with mining services provider Thiess and Mongolian contractor Khishig Arvin for development of twin declines, incorporating both a service and conveyor tunnel. Shaft 2 has approximately 100 metres of development remaining and is expected to be completed in 2016.
October 2016	The Company announces it is evaluating options to potentially restructure its business, which may include splitting synergistic assets into two separate publicly traded companies.
Turquoise Hill announces that work has begun for Shaft 5 sinking and the convey-to-surface box cut excavation. OTLLC had signed an additional underground mining and support services contract with Dayan Contract Mining for the sinking of Shafts 2 and 5. The underground workforce has reached approximately 1,600 people.
Turquoise Hill announces it has filed an updated NI 43-101 technical report relating to the Oyu Tolgoi project. The technical report includes a Preliminary Economic Assessment of potential later phases of the Oyu Tolgoi deposits utilizing four Alternative Production Cases. Two of these deposits, Hugo North (including Hugo North Extension) Lift 2 and Heruga include Entrée/Oyu Tolgoi JV resources. The Alternative Production Cases take advantage of productivity improvements in plant throughput that have begun to be recognized in the process plant and evaluate plant capacity expansions as high as 120 million tonnes per annum. Variations in operating and capital costs are also evaluated.
December 2016	The Company announces a non-brokered private placement of up to 17,000,000 units at a price of C$0.41 per unit. Each unit consists of one Common Share and one-half of one transferable Common Share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of C$0.65 for five years. The proceeds of the private placement will support the restructuring of Entrée’s business into two well-funded, separately traded companies. The private placement, which closed in January 2017, was over-subscribed. The Company issued 18,529,484 units for gross proceeds of C$7,597,088.
January 2017	Turquoise Hill announces that by the close of 2016, the underground Oyu Tolgoi project workforce had ramped up to over 2,000 people and progress was made in key areas including Shafts 2 and 5 related activities and construction of critical on-site facilities while the bulk excavation component for the convey-to-surface work stream was completed. Turquoise Hill also advised that lateral development rates are progressing well with a further increase expected in 2017 when additional underground crushing capacity is added.
February 2017	The Company announces its Board has approved a strategic reorganization of its business. Pursuant to the Arrangement, Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico and $8.84 million will be transferred to a newly incorporated company, Mason Resources. Shareholders of the Company will receive common shares of Mason Resources in proportion to their shareholdings in the Company. There will be no change to shareholders’ existing interests in the Company. The Arrangement is expected to result in two separate and focused, well-capitalized, debt-free entities, each with a high-quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.
May 2017	The Company announces that its shareholders voted 97.93% in favour of approving the spin-out of Mason Resources, subject to final court approval and TSX acceptance. The Arrangement closes on May 9, 2017. Concurrent with the closing, the Company changes its name from "Entrée Gold Inc." to "Entrée Resources Ltd.".

Turquoise Hill reports that the focus of underground development activities continues to be lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system. Sinking of Shaft 2 is expected to reach its final depth of 1,284 metres later in 2017. Completion of Shaft 5 sinking is likely in early 2018. Supporting infrastructure progressed with Oyut II Camp construction activities increasing. The new development crusher and dewatering system are on target to enable an additional development crew to be added in the third quarter of 2017. Development of the convey-to-surface decline continued to progress following completion of bulk excavation at the end of 2016. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator. Turquoise Hill expects production from the first draw bell on the Oyu Tolgoi mining licence in mid-2020.
August 2017	The Company announces that it has engaged Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited) ("Wood") to complete an initial data review to be followed up by an updated technical report which will include a Preliminary Economic Assessment of the Entrée/Oyu Tolgoi JV’s Hugo North Extension Lift 2 and Heruga. The Company also announces that development of the Oyu Tolgoi project continues to advance. Sinking of Shaft 4, which Entrée expects to commence in 2018 based on the anticipated completion date, will be the first physical development on the Entrée/Oyu Tolgoi JV Property. Turquoise Hill has previously announced that Shaft 4 should be complete in 2021. Turquoise Hill and the Company expect first development production from the Entrée/Oyu Tolgoi JV Property in approximately 2021.
October 2017	The Company announces that Wood has completed its initial data review and has commenced work on an updated NI 43-101 technical report relating to Entrée’s 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV. The technical report is expected to be completed by January 2018. Following a visit by management to the Oyu Tolgoi underground development project in September 2017, the Company reports that project development, including both direct production and supporting infrastructure, appears to be on track and is being completed to the highest safety and operating standards. The site visit provides Company management with an opportunity to tour some of the main surface infrastructure, including the concentrator and tailings facilities and to also go underground to observe some of the development work completed to date. In addition, management was able to review plans with OTLLC for the immediate and medium-term future.
November 2017	Turquoise Hill announces that since the re-start of development, a total of 5.4 equivalent kilometres of lateral development has been completed. During the third quarter of 2017, the third development crew was deployed. Crews four and five are in training and are expected to be deployed during the fourth quarter of 2017. Also during the third quarter of 2017, commissioning of the new 3,500 tonne per day development crusher was completed. With the deployment of crews four and five, a step up in lateral development rates is expected to begin in the fourth quarter of 2017.
January 2018	The Company announces the results of the 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, an updated reserve case and a LOM Preliminary Economic Assessment. The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave. The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1.
Turquoise Hill announces the sinking of Shaft 5 is expected to be complete in the first quarter of 2018. In December 2017, the fifth development crew became fully operational. OTLLC has completed the sinking of Shaft 2, including reaching final depth, shaft bottom mass excavation and concrete floor installation, marking an early milestone in the development progress of Lift 1. The fit out of Shaft 2 will take place throughout 2018. Turquoise Hill continues to expect the first draw bell in mid-2020 and sustainable first production from the Oyu Tolgoi mining licence in 2021.
February 2018	The Company announces that Lord Howard has retired from his positions as director and Non-Executive Chair of the Board. Mark Bailey has been appointed Non-Executive Chair of the Board and Michael Price has been appointed to the Board to fill the vacancy created by Lord Howard’s retirement.

March 2018	As reported by Turquoise Hill, the sinking of Shaft 5 is completed at a final depth of 1,178 metres. Installation of the shaft exhaust fan is on target to be finished in early second quarter 2018. Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities.
June 2018	The Company announces that it has sold its 0.5% net smelter returns ("NSR") royalty on Candente Copper Corp.’s Cañaraico copper project in Northern Peru to Anglo Pacific Group PLC ("Anglo Pacific"). The Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the royalty to Anglo Pacific for consideration of $1 million, payable by the issuance of 478,951 Anglo Pacific shares. The Company also retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the royalty.
July 2018	Turquoise Hill announces the Oyu Tolgoi project has achieved an important underground development milestone with the completed commissioning of Shaft 5, which is 1,178 metres deep and 6.7 metres in diameter. There is expected to be a step-up in underground activities with the increased ventilation capacity from Shaft 5. Earthworks for Shafts 3 and 4 continued during the second quarter 2018 and the sinking package was awarded in July 2018.
October 2018

Turquoise Hill announces that Rio Tinto, in its role as manager of the Oyu Tolgoi project and underground construction contractor, has undertaken its second annual schedule and cost re-forecast for the project. According to this re-forecast, lateral development has progressed well, the construction completion schedule for Hugo North Lift 1 on the Oyu Tolgoi mining licence remains on track for 2022 and the project is expected to be completed at the $5.3 billion budget estimate disclosed in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report. OTLLC has committed $2.1 billion to Mongolian vendors and contractors since the restart of project development. Additionally, several key facilities have been completed, including Shaft 5, various underground infrastructure and a new camp to house 5,500 workers.

Despite significant progress in the development of the project, Rio Tinto has notified Turquoise Hill, based on preliminary results of its second annual schedule and cost re-forecast for the project, of a delay to achievement of sustainable first production from Hugo North Lift 1 on the Oyu Tolgoi mining licence which is now expected to occur by the end of third quarter 2021 instead of first quarter 2021. This is a result of certain delays including, but not limited to, the completion of Shaft 2 and challenging ground conditions. First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy.

November 2018	Turquoise Hill announces that the main focus of 2018 continues to be underground lateral development, the fit out of Shaft 2, support infrastructure and the convey-to-surface decline. At the end 2018, underground development is expected to have completed approximately 11 kilometres of equivalent development through a mixture of mass excavation and lateral development. Pre-sinking activities for Shafts 3 and 4 progressed during the third quarter of 2018, including a box cut, and sinking for both shafts is expected to commence mid-2019. Shaft 2 completed sinking in January 2018 and was followed by the completion of stripping in the third quarter of 2018 and the start of the fit-out process in the same quarter. During the third quarter of 2018, Shaft 2 collar doors and controls were commissioned and mechanical installation of the rock breaker on the shaft’s jaw crusher was completed. Shaft 2 capabilities, along with increased development, are critical path items to the start of production ramp-up. During the third quarter of 2018, development of the convey-to-surface decline also continued to progress with the permanent ventilation facility being commissioned and becoming operational. The convey-to-surface system enables production ramp up beyond the Shaft 2, 30,000 tonnes per day capacity to the full 95,000 tonne per day underground production from the mine.
December 2018	Turquoise Hill announces the signing of the Power Source Framework Agreement ("PSFA") between OTLLC and the Government of Mongolia which provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term domestic solution for the Oyu Tolgoi project. The PSFA formalizes the role of each party and sets out an amended timetable for OTLLC to source power domestically. Construction is expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. OTLLC will now move forward to confirm the technical design of the project and finalize the commercial arrangements, including financing, underpinning the PSFA. The 300 megawatt plant will be majority owned by OTLLC and will be situated close to the Tavan Tolgoi coalfields.

During the year ended December 31, 2016, the Company did not divest any capital items.

During the year ended December 31, 2017, the Company divested its mineral property interests in the Ann Mason Project and the Lordsburg property as part of the Arrangement with Mason Resources in exchange for 77,804,786 common shares of Mason Resources.

During the year ended December 31, 2018, the Company divested a 0.5% NSR royalty on Candente Copper Corp.’s Cañaraico copper project in Northern Peru to Anglo Pacific in return for $1.0 million payable by issuance of 478,951 common shares of Anglo Pacific.

The Company made no capital acquisitions during the past three fiscal years.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information is also available under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

B.	Business Overview

Mineral Exploration Business

Entrée is in the mineral resource business. This business generally consists of three stages: exploration, development and production. Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities and are engaged in exploring land to discover them. Mineral resource companies that have located mineral resources in commercially exploitable quantities and are preparing to extract them are in the development stage, and the properties are referred to as being "advanced". Companies engaged in the extraction of those mineral resources are in the production stage. Entrée has interests in exploration and advanced properties in Mongolia, Peru and Australia.

Mineral resource exploration can consist of several stages. The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources. This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific but limited mineral rights to the land (e.g. a licence, lease or concession). After acquisition, exploration typically begins with a surface examination by a professional geologist with the aim of identifying areas of potential mineralization, followed by detailed sampling and mapping of rock exposures along with possible geophysical and geochemical grid surveys over un-exposed portions of the property (i.e. underground), and possibly trenching in these covered areas to allow sampling of the underlying rock. Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.

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

Business of Entrée

Entrée’s principal asset is its joint venture interest in the Entrée/Oyu Tolgoi JV Property in Mongolia, which forms a significant portion of the overall Oyu Tolgoi project area. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

-	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Starting in approximately 2021, the development will cross north onto the Entrée/Oyu Tolgoi JV Property. Hugo North Extension Lift 1 Probable reserves include 35 Mt grading 1.59% copper, 0.55 g/t gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA.

-	Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi Trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south and a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property are part of the alternative, 2018 PEA mine plan and include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Entrée also has a 100% interest in the western portion of the Shivee Tolgoi mining licence, which is referred to as the "Shivee West Property". The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

The Entrée/Oyu Tolgoi JV Property and the Shivee West Property, known together as the "Entrée/Oyu Tolgoi JV Project" or the "Project", are shown on Figure 3. This figure also shows the main mineral deposits that form the Oyu Tolgoi Trend of porphyry deposits and several priority exploration targets, including Castle Rock and Southwest IP.

Figure 3 – Entrée/Oyu Tolgoi JV Project

Notes:

•	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

•	** Outline of mineralization projected to surface.

•	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Further details regarding the Entrée/Oyu Tolgoi JV Project are provided in "Item 4. Information on the Company – C. Property, Plants and Equipment" below.

Aside from its principal asset, Entrée has royalty and other interests in properties in Australia and Peru. See "Item 4. Information on the Company – C. Property, Plants and Equipment" below for more information.

Robert Cinits, P.Geo., formerly Vice President, Corporate Development of the Company and currently a consultant to Entrée has approved all scientific and technical information in this Annual Report. Mr. Cinits is a qualified person ("QP") as defined in NI 43-101.

Turquoise Hill, Rio Tinto, OTLLC and Government of Mongolia

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in the Entrée/Oyu Tolgoi JV Property. The Earn-In Agreement was amended in November 2004, to append the form of joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that the parties are required to enter into at such time as the earn-in obligations are completed. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement, including its right of first refusal on the Shivee West Property, were subsequently assigned by it to what was then its wholly-owned subsidiary, OTLLC. OTLLC is also the title holder of the Oyu Tolgoi mining licence, illustrated in Figure 3 above.

OTLLC undertook an exploration program which established the presence of two significant mineral deposits on the Entrée/Oyu Tolgoi JV Property: the Hugo North Extension deposit and the Heruga deposit. These deposits form the northernmost and southernmost parts of the Oyu Tolgoi project, which is a series of porphyry deposits containing copper, gold, silver and molybdenum. The deposits stretch over 12 kilometres, from the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property in the north, through the Hugo North and Hugo South deposits and Oyut deposit on OTLLC’s Oyu Tolgoi mining licence, to the Heruga deposit in the south, the majority of which occurs on the Entrée/Oyu Tolgoi JV Property (Figure 4).

Figure 4 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

Additional information regarding the Entrée/Oyu Tolgoi JV Property is provided in "Item 4. Information on the Company C. – Property, Plants and Equipment" below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Entrée/Oyu Tolgoi JV Property. As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property, and the parties were required to enter into the Entrée/Oyu Tolgoi JVA. While the parties have not formally executed the Entrée/Oyu Tolgoi JVA, the Entrée/Oyu Tolgoi JV is operating under those terms.

Under the terms of the Entrée/Oyu Tolgoi JVA, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. The debt financing and repayment provisions limit dilution of Entrée’s interest as the project progresses. Since formation of the Entrée/Oyu Tolgoi JV in 2008, and as of December 31, 2018, the Entrée/Oyu Tolgoi JV has expended approximately $31.2 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2018, OTLLC has contributed on Entrée’s behalf the required cash participation amount equal to 20% of the $31.2 million incurred to date, plus accrued interest at prime plus 2%, for a total of $8.4 million.

At December 31, 2018, Turquoise Hill owned approximately 7.9% of the Company’s issued and outstanding Common Shares acquired pursuant to the Earn-In Agreement. In addition, Rio Tinto, Turquoise Hill’s majority shareholder, owned approximately 9.5% of the Company’s issued and outstanding Common Shares as at December 31, 2018.

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

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Oyu Tolgoi Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement"), which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the "MOA") with Turquoise Hill, under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property.

Oyu Tolgoi Development and Funding

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (OTLLC’s Oyut open pit) was essentially complete at the end of 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi. On July 28, 2013, following receipt of notification from the Government of Mongolia that project financing for the Oyu Tolgoi underground mine would require approval by the Mongolian Parliament, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed. On August 12, 2013, development of the underground mine, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit, was suspended. The commitments from the commercial bank consortium formally expired on September 30, 2014.

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed an Underground Mine Development and Financing Plan (the "Mine Plan"), signalling the firm commitment of the parties to move forward with underground development of the Oyu Tolgoi copper-gold project. The Mine Plan addresses certain key Oyu Tolgoi shareholder issues, including tax matters, a 2% NSR royalty held by Turquoise Hill, the Oyu Tolgoi 5% sales royalty calculation, management services payments and the sourcing of power for Oyu Tolgoi from within Mongolia, providing a pathway forward to the eventual restart of Phase 2 underground development, including Lift 1 of the Entrée/Oyu Tolgoi JV's Hugo North Extension deposit. The Mine Plan states that the principles of a comprehensive financing plan including for the underground stage have been agreed on and include that up to $6 billion of external funding will be raised through third party project financing (including for the underground stage) and other bank finance, product off-take arrangements or other forms of financing.

On December 14, 2015, Turquoise Hill announced that OTLLC had signed a $4.4 billion project finance facility (with provision for up to $6 billion) provided by a syndicate of international financial institutions and export credit agencies. This was followed by formal ‘notice to proceed’ approval from the boards of Rio Tinto, Turquoise Hill and OTLLC in May 2016, which was the final requirement for the re-start of underground development at the Hugo North Lift 1 block cave, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit. OTLLC drew down approximately $4.3 billion of the project finance facility and underground construction re-commenced in the second half of 2016.

As reported by Turquoise Hill in its News Release dated March 14, 2019:

•	The main focus for Turquoise Hill during 2018 was Oyu Tolgoi underground development, the fit out of Shaft 2, completion and commissioning of Shaft 5, support infrastructure and the convey-to-surface decline. Shaft 2 completed sinking in January 2018, which was followed by the completion of stripping in third quarter 2018 and commencement of the fit-out process in the same quarter. The completed commissioning of Shaft 5 was achieved during second quarter 2018.

•	During 2018, underground lateral development at the Oyu Tolgoi project advanced 10.3 equivalent kilometres, a 68.9% increase over 2017. Of this, 2.3 equivalent kilometres was completed during fourth quarter 2018.

•	Shaft 2-connected underground infrastructure progressed well during the fourth quarter 2018 with the completion of the lining installation and handover of Ore Bin 11 as well as advancement of the new 6,000-tonne-per-day jaw crusher under construction.

•	Underground expansion capital for Hugo North Lift 1 for 2018 was $1.2 billion, meeting the upper-end of Turquoise Hill’s guidance.

•	Turquoise Hill has completed an independent review of Rio Tinto’s previously announced second annual schedule and cost re-forecast for Lift 1 underground development. The review found that project cost was expected to remain within the $5.3 billion budget but that it is likely there will be further delays to individual activities and that this will result in additional delays to sustainable first production from the Oyu Tolgoi mining licence. Since completion of Turquoise Hill’s independent review, Rio Tinto, as manager of the Oyu Tolgoi project, has advised Turquoise Hill that delays on the Shaft 2 fit out are expected to result in an overall schedule delay to sustainable first production from the Oyu Tolgoi mining licence beyond the end of third quarter 2021. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. The study will be incorporated into the definitive estimate review, as will work necessary to estimate any impact on cost and development schedule. The definitive estimate review is expected to be complete towards the end of 2019.

•	OTLLC is currently undertaking an updated Feasibility Study on the Oyu Tolgoi project.

Entrée is not currently aware of any expected delays to development production or initial block cave production from Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property resulting from delays to individual activities at the Oyu Tolgoi project. Entrée will evaluate any information made available to it by Rio Tinto or OTLLC as the definitive estimate review and Feasibility Study progress and will update the market accordingly.

In August 2014, Turquoise Hill announced that OTLLC had signed a Power Sector Cooperation Agreement ("PSCA") with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power provider. Participation in the PSCA met OTLLC’s obligation in the Oyu Tolgoi Investment Agreement to establish a long-term power supply within Mongolia within four years from the commencement of commercial production. Signing of the PSCA reset the four-year period while the opportunity for the establishment of an independent power provider at Tavan Tolgoi was studied. On February 15, 2018, Turquoise Hill announced that OTLLC had received notification the Government of Mongolia has canceled the PSCA. On December 30, 2018, Turquoise Hill announce the signing of the PSFA between OTLLC and the Government of Mongolia which provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term domestic solution for the Oyu Tolgoi project. The PSFA formalizes the role of each party and sets out an amended timetable for OTLLC to source power domestically. Construction is expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. OTLLC will now move forward to confirm the technical design of the project and finalize the commercial arrangements, including financing, underpinning the PSFA. The 300 megawatt plant will be majority owned by OTLLC and will be situated close to the Tavan Tolgoi coalfields.

Recent Exploration on the Entrée/Oyu Tolgoi JV Property

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2018 on the Entrée/Oyu Tolgoi JV Property has focused on several near-surface prospects on both the Shivee Tolgoi mining licence (Airstrip prospect) and the Javkhlant mining licence (Castle Rock, Southeast IP, Mag West and Bumbat Ulaan prospects) (refer to Figure 3).

The most significant prospect identified to date is Castle Rock, a porphyry-style target located about five km southwest of the Heruga deposit. Previous work at Castle Rock has identified a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covering an area of about 1.5 km by 2.0 km coincident with a 400 m by 400 m area of outcropping quartz-sericite-illite altered dacite intrusive. A strong north-trending induced polarization ("IP") chargeability anomaly is coincident with the zone and two east-west dipole-dipole IP lines further outline the anomaly. During 2018 mapping identified scattered outcrops with sheeted and irregular quartz veining hosted within the dacite, along with occasional quartz breccia veins with oxidized sulphides. A gravity survey was completed during 2018, followed by two reverse circulation (“RC”) drill holes, EJRC0046 (250 m depth) and EJRC0047 (227 m depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. These sequences were intruded by several fresh, unmineralized porphyritic dacite dykes, and occasional hornblende-biotite andesite dykes. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite, however the lack of copper mineralization and porphyry alteration downgrades the near-surface exploration potential for this target. The potential for porphyry mineralization at depth remains a target.

At the Southeast IP prospect several clusters of 60 to 511 ppm copper soil anomalies, together covering about 3 km by 3 km have been outlined, adjacent to a strong IP (chargeability) anomaly. Additional geological mapping was completed during 2018 (1:5000 scale covering 1,830 ha). An inferred Devonian window is projected to occur immediately west of the anomaly. Further exploration, including drilling was budgeted for this prospect in 2018, however only additional geological mapping was completed.

At the Mag West prospect, a previous IP survey revealed a strong chargeability anomaly adjacent to a magnetic high anomaly. A soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Additional geological mapping was also completed (1:5000 scale covering 430 ha). Although drilling was initially proposed for 2018, no holes were drilled.

The Airstrip target is located to the southwest of the airport and in 2016 six shallow PCD (Polycrystalline Diamond Composite) holes were drilled, together totaling 420 m. The drilling intersected various intrusive phases of rock but no significant sulphide mineralization. During 2018, additional alteration and age dating analysis was completed on the drill samples along with surface ground magnetic and gravity surveys, a Tromino survey (to determine the depth of overburden) and a dipole-dipole IP survey. Drilling was planned for 2018, but none was completed.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithcap. In 2018, the prospect saw additional geological mapping (1:5000 scale over 1,050 ha), along with both gravity and magnetic geophysical surveys and soil sampling. The lithocap trends northeast and covers an area approximately 380 m long and 50 m wide. The zone shows strong silicification and hematite-magnetite mineralization, hosted within andesite-basalt and intruded by dacite porphyry subvolcanics. A second alteration zone occurs two kilometres south from the lithocap and comprises strong advanced argillic alteration zone with disseminated goethite and limonite veinlets, hosted within andesite basalt cut by feldspar rhyolite porphyry dykes and subvolcanics. The second alteration zone is north-south trending and about 100-200 m long and 50-100 m wide.

Moderate-to-strong surface malachite-goethite mineralization (after chalcopyrite) has been identified at several other locations at Bumbat Ulaan. The mineralization is associated with quartz-albite veins or outcrops of potassic-silicic quartz eye granite and red granite. These northwest trending copper mineralized zones are locally 1-10 m wide and up to 100-300 m long, however the overall trend of mineralization is about 1.5 km in length and 1.0 km wide.

The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

Oyu Tolgoi Investment Agreement and Entrée

The contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including the Shivee West Property, which is 100% owned by Entrée and not currently subject to the Entrée/Oyu Tolgoi JV. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Oyu Tolgoi Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

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

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée/Oyu Tolgoi JV, Entrée LLC or the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.

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

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

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

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill’s issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to approximately 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the Common Shares of the Company owned by Turquoise Hill. At December 31, 2018, Rio Tinto directly owned approximately 9.5% of the Company’s issued and outstanding Common Shares. When combined with the Common Shares owned by Turquoise Hill, at December 31, 2018 and March 29, 2019 Rio Tinto beneficially owned approximately 17.4% of the Company’s issued and outstanding Common Shares.

Legislation

On November 1, 2013, an Investment Law came into effect in Mongolia. The law was aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The law replaced two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL), which were restrictive in nature and had proven to be a deterrent to foreign investment in Mongolia. Most importantly, the Investment Law stabilizes the tax environment by way of issuing "stabilization certificate(s)" to investors who meet the criteria stated in the law. Within the scope of tax stabilization, the following four taxes will be stabilized: (i) legal entity income tax; (ii) customs duties; (iii) value added tax; and (iv) mineral royalties. The Investment Law also provides for the ability of investors in major projects to enter into an investment agreement with the Government of Mongolia, which can provide additional protections to an investor beyond those covered by a tax stabilization certificate. The full impact of the Investment Law is still not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy until 2025. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector.

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

On July 1, 2014, the Mongolian Parliament passed the Law on the Amendments to the Minerals Law which amends the 2006 Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repealed the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes. The 2014 Amendments also set the royalty payment for gold at 2.5% of the sales value, with an additional royalty of 0% for gold if it is sold to the Central Bank of Mongolia or its designated commercial banks, for a period ending December 31, 2018. Commencing January 1, 2019, the royalty payment for gold became 5% of sales value, with an additional royalty of between 0% and 5%. The Mongolian Parliament is currently discussing whether to extend the period and re-establish the above-mentioned lower rates for gold sold to the Central Bank of Mongolia or its designated commercial banks.

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

On November 10, 2016, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the "2016 Amendment"), which introduces the term "derivative deposit" and applicable regulations for mining/exploitation of derivative deposits. Mining/exploitation of a derivative deposit by a licence holder or any other contracted third party (with the licence holder) is subject to licence. Further, the 2016 Amendment sets the royalty payment for mining/exploitation of a derivative deposit at 2.5% of the sales value, with an additional royalty of between 0% and 5% for gold if it is sold other than to the Central Bank of Mongolia or its designated commercial banks.

The Mongolian Parliament and its relevant standing committees are in the process of discussing the draft laws and draft amendments to the tax legislation of Mongolia submittied by the Government of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general.  If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests.  It is not possible to determine when, if ever, these amendments would be adopted and in what form.

On November 10, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration (collectively, the "2017 Amendments") which became effective on January 1, 2018, to introduce the concept of an "ultimate holder" (now referred to as an “ultimate owner”) of a legal entity for tax purposes. Any change of an ultimate owner of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate owner. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences. The full impact of the 2017 Amendments on the Company is not yet known.

On December 5, 2018, the Minister for Mining and Heavy Industry submitted, on behalf of the Government of Mongolia, proposed amendments to the Minerals Law, the Petroleum Law, the Petroleum Product Law and other relevant laws thereto, aimed at regulating the minerals sector in greater detail to eliminate legal duplication and gaps in the related legislation and to resolve discrepancies between national and local governments and minerals licence holders. It is not possible to determine when, if ever, these amendments would be adopted and in what form, or the impact they would have on Entrée’s interests.

Sandstorm

Amended and Restated Equity Participation and Funding Agreement

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the "2013 Agreement") with Sandstorm. Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the "Deposit") of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm. The amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée’s share of production and receipt of payments from the sale of product from the Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provides for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, pursuant to which the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. The Refund was paid with $5.5 million in cash and the issuance of $1.3 million of Common Shares. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Funding Agreement"). Under the terms of the Amended Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220/oz of gold, $5/oz of silver and $0.50/lb of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined), the cash payment will be increased to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

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

In addition, the Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or Common Shares or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with Common Shares, the value of each Common Share will be equal to the volume weighted average price ("VWAP") for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Funding Agreement. In the event an issuance of Common Shares would cause Sandstorm to become a "control person", the maximum number of Common Shares will be issued, and with respect to the value of the remaining Common Shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of Common Shares in tranches over time, such that the number of Common Shares that Sandstorm holds does not reach or exceed 20%. All Common Shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

Securities Held by Sandstorm

On March 1, 2013, Sandstorm purchased 17,857,142 Common Shares of the Company at a price of C$0.56 per Common Share for gross proceeds of approximately C$10 million.

On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per Common Share pursuant to the Agreement to Amend described under "Item 4. Information on the Company – B. Business Overview –Sandstorm – Amended and Restated Equity Participation and Funding Agreement" above. The price was calculated using the VWAP of the Company’s Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend.

On January 11, 2017, Sandstorm acquired 914,634 units of the Company at a price of C$0.41 per unit as part of a larger non-brokered private placement. See "Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement" below.

As at December 31, 2018 and March 9, 2019, Sandstorm held 28,559,880 Common Shares, or approximately 16.3% of the outstanding Common Shares of the Company, and Replacement Warrants (as defined in "Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement" below) to purchase an additional 457,317 Common Shares.

Under the Amended Funding Agreement, Sandstorm is required to vote its Common Shares of the Company as the Company’s Board specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

Non-Brokered Private Placement

On January 11, 2017, the Company closed the first of two tranches of a non-brokered private placement of units at a price of C$0.41 per unit (the "Non-Brokered Private Placement"). The Company issued 17,309,971 units for gross proceeds of C$7,097,088. A second tranche of 1,219,513 units closed on January 13, 2017 for additional gross proceeds of C$500,000.

Each unit (a "Unit") consisted of one Common Share of the Company and one-half of one transferable Common Share purchase warrant. Each whole warrant entitled the holder to acquire one additional Common Share of the Company for a period of five years at a price of C$0.65. No commissions or finders’ fees were payable in connection with the Non-Brokered Private Placement.

As part of the Arrangement, warrantholders of the Company received Mason Resources common share purchase warrants ("Mason Resources Warrants") which were proportionate to, and reflective of the terms of, their existing warrants of the Company. In exchange for each existing warrant, the holder was issued one replacement Common Share purchase warrant of the Company (a "Replacement Warrant") and 0.45 of a Mason Resources Warrant. On May 23, 2017, warrantholders of the Company received an aggregate 4,169,119 Mason Resources Warrants each with an exercise price of C$0.23, and an aggregate 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason Resources Warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason Resources Warrants issued, based on the relative market value of Mason Resources and the Company following completion of the Arrangement.

Net proceeds from the Non-Brokered Private Placement were used to support the restructuring of the Company’s business into two well-funded, separate publicly traded companies, for the advancement of Entrée’s core assets in Mongolia, and for general corporate purposes.

Then directors and officers of the Company and their associates acquired an aggregate 1,144,902 Units on the same terms and conditions as other subscribers. Other then insiders of the Company and their associates acquired an aggregate 5.5 million Units, including 914,634 Units acquired by Sandstorm. See "Item 4. Information on the Company – B. Business Overview – Sandstorm – Securities Held by Sandstorm" above and "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions" below.

Arrangement

On May 9, 2017, the Company completed a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources, through a court approved plan of arrangement under Section 288 of the BCBCA. The Company’s shareholders received common shares of Mason Resources in proportion to their shareholdings in the Company by way of a share exchange, pursuant to which each existing Common Share of the Company held as of the effective date of the Arrangement was exchanged for one "new" Common Share of the Company and 0.45 of a common share of Mason Resources. A total of 77,805,786 common shares of Mason Resources were distributed to the Company’s shareholders. There was no change to shareholders’ interests in the Company.

The Company transferred to Mason Resources all of the issued and outstanding shares of Entrée U.S. Holdings Inc., which indirectly held the Ann Mason Project and the Lordsburg property, along with $8.84 million in cash. The result of the Arrangement was two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.

Optionholders and warrantholders of the Company received replacement options and Replacement Warrants of the Company and Mason Resources Warrants and options of Mason Resources which were proportionate to, and reflective of the terms of, their original options and warrants of the Company.

Mason Resources’ common shares commenced trading on the TSX on May 12, 2017 under the symbol "MNR", and on the OTCQB on November 9, 2017 under the symbol "MSSNF".

On December 19, 2018, Mason Resources and Hudbay completed a plan of arrangement under Part 9, Division 5 of the BCBCA whereby Hudbay acquired all the issued and outstanding common shares of Mason Resources it did not already own for C$0.40 per common share. Mason Resources’ shares were delisted from the TSX and the OTCQB, and Mason Resources ceased to be a reporting issuer under applicable Canadian securities laws.

Environmental Compliance

Any current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which Entrée and its partners conduct their activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. Entrée expects that it and its partners will be able to comply with these laws and does not believe that compliance will have a material adverse effect on its competitive position. Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with its operations and activities. Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

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

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, together equal to approximately 3,049,000 tugriks (approximately $1,160). These bonds cover current environmental liabilities for exploration work undertaken at the Shivee West Property.  These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.

Development and exploration on the Entrée/Oyu Tolgoi JV Property is controlled and managed by Rio Tinto on behalf of OTLLC, which is responsible for all environmental compliance.

Competition

Entrée operates in a very competitive industry and competes with other companies, many of which have greater financial resources and technical facilities for the identification, acquisition and development of mineral properties and assets, as well as for the recruitment and retention of qualified employees and consultants.

Specialized Skills and Knowledge

Entrée’s business requires specialized skills and knowledge in the areas of geology, financial modelling, logistical planning, geophysics, metallurgy and mineral processing, mining, engineering and accounting and compliance, among others. To date, Entrée has been able to locate and retain such professionals, employees and consultants and believes it will continue to be able to do so.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. If the global economy stalls and commodity prices decline as a result, a continuing period of lower prices could significantly affect the economic potential of Entrée’s current property interests and result in Entrée or its partners determining to cease work on, or drop their interests in, some or all of such properties. In addition to commodity price cycles and recessionary periods, activity may also be affected by seasonal and irregular weather conditions in the areas where Entrée has property interests.

Seasonality

The Entrée/Oyu Tolgoi JV Project is located in the South Gobi region of Mongolia, which has a continental, semi-desert climate. The spring and autumn seasons are cool, summers are hot, and winters are cold. The climatic conditions are such that operations can run throughout the year on a continuous shift basis, with minor disruptions expected.

Economic Dependence

Entrée is heavily dependent upon the results obtained under agreements, including the Entrée/Oyu Tolgoi JVA, for the exploration and extraction of minerals.

Foreign Operations

Entrée’s property interests are all located in foreign countries.

C.	Organizational Structure

The Company conducts its business and owns its property interests through the four subsidiaries set out in the organizational chart below. All of the Company’s subsidiaries are 100% owned.

*Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia. A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with OTLLC. OTLLC is owned as to 66% by Turquoise Hill and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC). See "4. Information on the Company – B. Business Overview" above for additional information.

D.	Property, Plants and Equipment

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration and development of copper, gold and molybdenum prospects.

Entrée is committed to make lease payments totalling $0.4 million over its four-year office lease in Vancouver, Canada.

Entrée has an interest in one material property, the advanced Entrée/Oyu Tolgoi JV Property. The Entrée/Oyu Toloi Property forms an integral part of the Oyu Tolgoi project in southern Mongolia.

ENTRÉE/OYU TOLGOI JV PROJECT, MONGOLIA

The Company engaged Wood to prepare an independent NI 43-101 technical report which summarizes the results of an updated reserve case, based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave, and a LOM PEA, which is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1.

Information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Project is derived from the 2018 Technical Report with an effective date of January 15, 2018, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" prepared by Wood Canada Limited (formerly known a Amec Foster Wheeler Americas Limited). Readers are cautioned that the information below is a summary only. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Project, reference should be made to the full text of the 2018 Technical Report, which is available for review on EDGAR located at www.sec.gov, on SEDAR located at www.sedar.com, or on www.EntreeResourcesLtd.com.

Introduction

The Project consists of two contiguous mining licences, Shivee Tolgoi (ML 15226A) and Javhlant (ML 15225A), and completely surrounds the Oyu Tolgoi mining licence held by OTLLC. The Shivee Tolgoi mining licence hosts the Hugo North Extension copper-gold deposit, and the Javhlant mining licence hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi mining licence and Javhlant mining licence are held by Entrée’s wholly-owned Mongolian subsidiary, Entrée LLC.

The Entrée/Oyu Tolgoi JV Project is currently divided into two contiguous areas, referred to as "properties". Entrée is in joint venture with OTLLC over the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence. This is referred to as the Entrée/Oyu Tolgoi JV Property. The western portion of the Shivee Tolgoi mining licence forms the Shivee West Property, where Entrée currently has a 100% interest. The Shivee West Property is the subject of a License Fees Agreement with OTLLC and may ultimately become part of the Entrée/Oyu Tolgoi JV Property.

Entrée’s joint venture partner, OTLLC, is jointly owned by the Mongolian Government and Turquoise Hill. Rio Tinto, which holds the majority interest in Turquoise Hill, is the operator for both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property.

The Hugo North Extension deposit is at the north end of the 12.4 km long Oyu Tolgoi series of porphyry copper-gold deposits, and the Heruga deposit is at the south end (Figures 3 and 4 above). OTLLC’s Oyu Tolgoi mining licence contains the Oyut, Hugo North and Hugo South deposits, and the northern portion of the Heruga deposit. OTLLC is currently mining the Oyut deposit by open pit methods, and the first lift (Lift 1) of the Hugo North/Hugo North Extension deposits are under development to be mined from underground.

The Oyu Tolgoi mining operation is being developed by OTLLC in two phases. Phase 1 was designed to treat open pit material mined from the Oyut pit and was completed with concentrator commissioning in 2013.

Phase 2 is under construction. It will consist of Lift 1 of the Hugo North/Hugo North Extension deposits, which will be mined by panel caving, a variant of the block caving mining method. Phase 2 will include construction of infrastructure to support the underground mining operations such as shafts and conveyors, and modifications to the process plant such as addition of a fifth ball mill, and additional roughing and column flotation, and concentrate dewatering and bagging capacity. The Phase 2 mine plan is at Feasibility level and is based on mineral reserves only. The evaluation of the mine plan for Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV Property is referred to by Entrée as the 2018 Reserve Case. In the 2018 Technical Report, the portion of the 2018 Reserve Case that pertains to Entrée is referred to as Entrée’s 20% attributable interest.

OTLLC has conceptually proposed a second lift (Lift 2) for the Hugo North/Hugo North Extension area, in conjunction with mining of the Hugo South and Heruga deposits, as potential future development phases. A mine plan, at a PEA level, has been prepared for the Hugo North Extension Lift 1, Lift 2, and Heruga mineralization within the Entrée/Oyu Tolgoi JV Property. This PEA is referred to by Entrée as the 2018 PEA. The 2018 PEA is based upon Indicated and Inferred mineral resources only. In the 2018 Technical Report, the portion of the 2018 PEA that pertains to Entrée is referred to as Entrée’s 20% attributable interest.

The 2018 Technical Report presents the mine plan and financial analysis for the mineral reserves (Entrée’s 2018 Reserve Case) and the 2018 PEA. Entrée’s 20% attributable interest in production is provided for the mineral reserves and for the 2018 PEA. To meet Form 43-101F1 requirements, the Oyu Tolgoi mine facilities that the mineral reserves and the 2018 PEA rely upon are summarized in the 2018 Technical Report, even though the majority of the facilities are located on the Oyu Tolgoi mining licence that Entrée has no ownership interest in. However, Entrée does have access to these facilities for processing its share of production through the Entrée/Oyu Tolgoi JVA. The 2018 Technical Report does not discuss the mineral resources or mineral reserves on the Oyu Tolgoi mining licence, where Entrée does not have an attributable interest.

Project Area

The Entrée/Oyu Tolgoi JV Project is located in the South Gobi region of Mongolia, 570 km south of the capital city of Ulaanbaatar and 80 km north of the Mongolian border with China. The Project can be accessed by road and air. A railway route is under construction by the Government of Mongolia and will pass through the southwest corners of the Shivee Tolgoi and Javhlant mining licences. OTLLC will make use of the Port of Tianjin in China for freight.

The South Gobi region has a continental, semi-desert climate. Mining operations are conducted year-round. Exploration activities can see short curtailments during storm activity.

Mineral Tenure, Royalties and Agreements

Wood did not independently review ownership of the Project area and any underlying property agreements, mineral tenure, surface rights, or royalties. Wood fully relied upon information derived from Entrée and legal experts retained by Entrée for this information.

Mineral Tenure

The Shivee Tolgoi and Javhlant mining licences cover a total of about 62,920 ha and completely surround the Oyu Tolgoi mining licence. The Shivee Tolgoi and Javhlant mining licences are valid until 2039, assuming statutory payments and reporting obligations are met, and can be extended for two subsequent 20-year terms. The Shivee Tolgoi and Javhlant mining licences are currently divided as follows:

-	Entrée/Oyu Tolgoi JV Property: 39,807 ha consisting of the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence are subject to a joint venture between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC’s Oyu Tolgoi mining licence. The Entrée/Oyu Tolgoi JV Property hosts the Hugo North Extension deposit and the majority of the Heruga deposit, and several exploration targets. OTLLC is the manager of the Entrée/Oyu Tolgoi JV. Through various agreements, Rio Tinto has assumed management of the building and operation of Oyu Tolgoi, including access to and exploitation of the Hugo North Extension deposit. Rio Tinto will also manage any development of the portion of the Heruga deposit on the Entrée/Oyu Tolgoi JV Property. Exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property, are conducted under the supervision of Rio Tinto.

-	Shivee West Property: 23,114 ha comprising the western portion of the Shivee Tolgoi mining licence. While the Shivee West Property is currently 100% owned by Entrée, since 2015 it has been subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property. OTLLC also has a first right of refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property.

Joint Venture Agreement

On October 15, 2004, Entrée entered into the Earn-In Agreement with Ivanhoe Mines Ltd. (now Turquoise Hill). On November 9, 2004, Turquoise Hill and Entrée entered into an Amendment to Equity Participation and Earn-In Agreement, which appended the form of joint venture agreement that the parties were required to enter into on the date upon which the aggregate earn-in expenditures incurred by Turquoise Hill equalled or exceeded the amount of earn-in expenditures required in order for Turquoise Hill to earn the maximum participating interest available (80%). On March 1, 2005, Turquoise Hill and Entrée entered into an Assignment Agreement, pursuant to which Turquoise Hill assigned most of its rights and obligations under the Earn-In Agreement, as amended, to Ivanhoe Mines Mongolia Inc. (now OTLLC).

On June 30, 2008, OTLLC gave notice to Entrée that it had completed the earn-in expenditures required in order to earn the maximum participating interest available. As a consequence, a joint venture was formed. OTLLC has an initial joint venture participating interest of 80% in the Entrée/Oyu Tolgoi JV, and Entrée has an initial joint venture participating interest of 20%. In respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the OTLLC has an initial participating interest of 70% and Entrée has an initial participating interest of 30%.

On October 1, 2015, Entrée and Entrée LLC entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of the Entrée/Oyu Tolgoi JV Property. In addition, under the Entrée/Oyu Tolgoi JVA, OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property.

Strategic Deposits

Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits. The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits.

Investment Agreement

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed the Oyu Tolgoi Investment Agreement with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and indirectly by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

Although the contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized.

Royalties

The Minerals Law of Mongolia provides for the payment of a royalty for exploitation of a mineral resource (the regular royalty). In general, the regular royalty is calculated on the basis of the sales value of all extracted products sold or loaded to be sold, and of all products utilized. Depending on the type of mineral, the regular royalty ranges from a base rate of 2.5% to 5%. The applicable regular royalty rate for copper, silver, molybdenum and exported gold is 5%. In addition, an additional royalty amount may be payable depending on the market value in excess of a designated base value of the relevant product (the surtax royalty).

If the State is an equity participant in the exploitation of a Strategic Deposit, the licence holder is permitted to negotiate with the Government of Mongolia to exchange the Government’s equity interest in the licence holder for an additional royalty payable to the Government (a special royalty), the percentage of which would vary depending on the particulars of the Strategic Deposit, but which cannot exceed 5%. The special royalty would be paid in addition to the regular royalty and, if applicable, a surtax royalty.

Geology and Mineralization

The Oyu Tolgoi deposits, including those within the Entrée/Oyu Tolgoi JV Property, host copper-gold porphyry and related high-sulphidation copper-gold deposit styles. Mineralization identified in the Shivee West Property consists of low-sulphidation epithermal mineralization styles.

The Oyu Tolgoi porphyry deposits are hosted within the Palaeozoic Gurvansayhan Terrane. Lithologies identified to date in the Gurvansayhan Terrane include Silurian to Carboniferous terrigenous sedimentary, volcanic-rich sedimentary, carbonate, and intermediate to felsic volcanic rocks. The sedimentary and volcanic units are intruded by Devonian granitoids and Permo-Carboniferous diorite, monzodiorite, granite, granodiorite, and syenite bodies, which can range in size from dykes to batholiths.

The Hugo Dummett deposits (Hugo North/Hugo North Extension and Hugo South) contain porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposits are highly elongated to the north-northeast and extend over at least 3 km. The Hugo North/Hugo North Extension deposits occur within easterly-dipping homoclinal strata contained in a north-northeasterly elongated, fault-bounded block. The northern portion of this block is cut by several northeast-striking faults near the boundary between the Oyu Tolgoi mining licence and the Shivee Tolgoi mining licence. Deformation is dominated by brittle faulting.

Host rocks at Hugo North/Hugo North Extension deposits consists of an easterly-dipping sequence of volcanic and volcaniclastic strata correlated with the lower part of the Devonian Alagbayan Group, and quartz monzodiorite intrusive, rocks that intrude the volcanic sequence, and a large post-mineral biotite granodiorite. The highest-grade copper mineralization in the Hugo North/Hugo North Extension deposits is related to a zone of intensely stockworked to sheeted quartz veins. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the apex of the large quartz monzodiorite body, and extends into adjacent basalt. Bornite is dominant in the highest-grade parts of the deposit (3-5% copper) and is zoned outward to chalcopyrite (2% copper). At grades of <1% copper, pyrite-chalcopyrite dominates. Elevated gold grades in the Hugo North/Hugo North Extension deposits occur within the up-dip (western) portion of the intensely-veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.

The Hugo North Extension occurs within moderately east dipping (65° to 75°) strata contained in a north-northeasterly-elongate fault-bounded block. The deposit is cut by several northeast-striking faults and fault splays near the boundary with the Oyu Tolgoi mining licence. Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension is similar to that of Hugo North.

The Heruga deposit is the most southerly of the currently known deposits within the Oyu Tolgoi Trend. The deposit is a copper-gold-molybdenum porphyry deposit and is zoned with a molybdenum-rich carapace at higher elevations overlying gold-rich mineralization at depth. The top of the mineralization starts 500-600 m below the present ground surface. Quartz monzodiorite bodies intrude the Devonian augite basalts as elsewhere in the district. Non-mineralized dykes, comprising about 15% of the volume of the deposit, cut all other rock types. The deposit is transected by a series of north-northeast-trending vertical fault structures that step down 200 m to 300 m at a time to the west and have divided the deposit into at least two structural blocks.

High-grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit. At deeper levels, mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite-chlorite-albite-actinolite-altered basalt or sericite-albite-altered quartz monzodiorite. The higher levels of the orebody are overprinted by strong quartz-sericite-tourmaline-pyrite alteration where mineralization consists of disseminated and vein-controlled pyrite, chalcopyrite and molybdenite.

A number of prospects have been identified in the Entrée/Oyu Tolgoi JV Project through reconnaissance evaluation, geochemical sampling and geophysical surveys. Some targets have preliminary drill testing. The Entrée/Oyu Tolgoi JV Project retains exploration potential for porphyry and epithermal-style mineralization.

History

Entrée’s interest in the Project commenced in 2002, when an option agreement was signed with a private Mongolian company over the Shivee Tolgoi and Javhlant exploration licences. Entrée subsequently purchased the licences in 2003, and they were converted to mining licences in 2009. The details of the Entrée/Oyu Tolgoi JV are summarized above under "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Mineral Tenure, Royalties and Agreements – Joint Venture Agreement".

Work completed in the Project area has included: surface reconnaissance mapping; geochemical sampling (trenching, conventional and mobile metal ion soil sampling, rock chip and grab sampling, and stream sediment and pan concentrate sampling); geophysical surveys (IP, regional magnetic, ground magnetometer, and high-resolution magnetotelluric surveys); interpretation of satellite imagery; RC, polycrystalline ("PCD"), and core drilling; metallurgical testwork; mining, geotechnical, and hydrogeological studies; and social and environmental studies.

Drilling and Sampling

Approximately 250,000 m of drilling in approximately 250 holes has been completed within the Shivee Tolgoi and Javhlant mining licences between 2004 and the effective date of the 2018 Technical Report. Core drill holes are the principal source of geological and grade data. A small percentage of the drilling total comes from RC or combined RC/core drilling and from PCD drilling.

Core drilling includes 71 drill holes totalling 97,252 m on the Hugo North Extension deposit and 46 drill holes totalling 67,844 m on the Heruga deposit. Entrée has completed 65 core holes totalling 38,244 m and 34 RC holes totalling 4,145 m within the Shivee West Property.

There has been no drilling within the Shivee West Property since 2011. There has been no drilling on the Entrée/Oyu Tolgoi JV Property since 2016 up to the effective date of the 2018 Technical Report.

Entrée/Oyu Tolgoi JV Property Drilling

Most holes at Hugo North and Hugo North Extension were collared with PQ drill rods (85 mm core diameter) and were reduced to HQ size drill rods (63.5 mm) at depths of around 500 m prior to entering the mineralized zone. A small percentage were reduced to NQ size (47.6 mm) and a few holes have continued to depths of about 1,300 m using PQ diameter. Many of the deeper holes were drilled as "daughter" holes (wedges) from a PQ diameter "parent" drill hole. Collar survey methods were similar for core and RC drill holes. Proposed drill hole collars and completed collars are surveyed by a hand-held global positioning system ("GPS") unit for preliminary interpretations. After the hole is completed, it is re-surveyed using a Nikon theodolite instrument.

RC drill holes were typically not down-hole surveyed. In general, most RC holes are less than 100 m in depth and therefore unlikely to experience excessive deviations in the drill trace. OTLLC uses down-hole survey instruments to collect the azimuth and inclination at specific depths of the core drill holes for most of the diamond drilling programs. Six principal types of survey method have been used over the duration of the drilling programs, including Eastman Kodak, Flexit, Ranger, gyro, and north-seeking gyro methods.

Recovery data were not collected for the RC drill programs. OTLLC’s geology staff measure core recovery and rock quality designation ("RQD") during core drilling programs. In general, OTLLC reports that core recoveries obtained by the various drilling contractors have been very good, averaging between 97% and 99% for all of the deposits. RQD was not recorded for Heruga core, nor was geotechnical logging undertaken.

The logging comprised capture of geological, alteration, and mineralization data. In August 2010, OTLLC implemented a digital logging data capture using the acQuire system, replacing the earlier paper logging.

Density data have been collected using water immersion methods, with a calliper method used as a quality assurance/quality control check.

Entrée/Oyu Tolgoi JV Property Sampling

Drill core was halved using a saw and sampled on 2 m intervals.

Independent analytical laboratories used during the analytical programs have included SGS, ALS (primary laboratories) and Bondar Clegg, Chemex, Genalysis, and Actlabs (secondary laboratories). ALS and SGS currently act as the secondary laboratories for each other. The on-site sample preparation facility has been managed by SGS and its predecessor companies since 2002.

Sample preparation protocols were in line with industry norms, consisting of crushing to a nominal 90% at 3.35 mm, and pulverizing to a nominal 90% at 75 µm (200 mesh).

Until September 2011, all samples submitted to SGS (Mongolia) were routinely assayed for gold, copper, iron, molybdenum, arsenic and silver. Copper, molybdenum, silver, and arsenic were determined by acid digestion followed by an atomic absorption spectroscopy ("AAS") finish. Gold was determined using a 30 g fire assay fusion. After 2011, fluorine assays were requested. ALS (Vancouver) was appointed the primary laboratory for the high-resolution multi-element inductively-coupled plasma-mass spectroscopy (ICP-MS) suite, and LECO sulphur and carbon analyses. A trace element composites ("TEC") program was undertaken in addition to routine analyses. The composites were subject to multi-element analyses comprising a suite of 47 elements determined by inductively-coupled plasma optical emission spectroscopy/mass spectrometry ("ICP-OES/MS"). Additional element analyses included mercury by cold vapour AAS, fluorine by KOH fusion/specific ion electrode, and carbon/sulphur by LECO furnace.

All programs since 2003 have included submission of QA/QC samples, consisting of blank samples, standard reference materials ("SRMs"), duplicate samples, and check samples. For most of the drill programs, OTLLC has maintained a check assay program sending approximately 5% of assayed pulps to secondary laboratories.

Samples were always attended or locked in a sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

Shivee West Property Drilling

Core holes were either completely drilled at PQ or HQ sizes, although some holes were PQ reduced to HQ, and others PQ reduced to HQ to NQ.

Drill hole collars were surveyed at the end of each field season by Geocad Co. Ltd., a surveying company based in Ulaanbaatar, using differential GPS equipment. Entrée downhole-surveyed all core holes at approximately 50 m intervals using a Sperry Sun instrument. No downhole surveys were undertaken for RC holes. Most RC holes are shallow and vertical, and unlikely to have significant deviation. Core recoveries obtained by the drilling contractor were very good, except in localized areas of faulting or fracturing.

Core was logged for lithology, mineralization and alteration, and geological structures.

Shivee West Property Sampling

The 2011 RC holes were sampled on 1 m intervals from collar to planned depth.

Drill core was halved using a saw and sampled on 2 m intervals.

Independent analytical laboratories used during the analytical programs included SGS for the core drilling, and Actlabs for RC samples.

Sample preparation of drill core consisted of crushing to 85% passing 3.35 mm, followed by pulverizing to 90% passing 75 μm. Gold analysis was undertaken using a 30 g fire assay method. Copper, silver, and molybdenum were determined by AA.

RC samples were pulverized to at least 95% passing 75 µm. Gold and silver analyses were undertaken using a 30 g fire assay method.

Field blank, commercial SRMs, and quarter-core duplicate samples (for RC programs, field duplicates) were included in the sample submissions.

Unsampled core was never left unattended at the rig; boxes are transported to the core logging facility at the camp site twice daily under a geologist or geologist-technician’s supervision. Sampled core was immediately sealed and stored in a fenced facility at the camp site. Samples were delivered under lock and key by Entrée personnel directly to the laboratory in Ulaanbaatar on an approximate weekly basis and using a chain-of-custody form to record transport and receipt of samples.

Data Verification

OTLLC and its predecessor Ivanhoe Mines reviewed assay quality control sample results supporting drill hole sample assaying on a monthly basis and prepared monthly and quarterly QA/QC reports. These reports describe a systematic monitoring and response to identified issues. In 2011 Ivanhoe Mines reported on an internal review, including laboratory audits, quality assurance procedures, quality control monitoring, and database improvements at Oyu Tolgoi for the period 2008 to 2010. Recommendations from this review were implemented or under advisement. No material issues were identified in these reports.

A number of data reviews have been undertaken by independent consultants as part of preparation of technical reports on the Project.

Wood reviewed drilling, sampling, and QA/QC procedures, and inspected drill core, core photos, core logs, and QA/QC reports during 2011 site visits. During this period, Wood also led the preparation of updated geological models related to the Oyut and Hugo North deposits, including the Hugo North Extension.

The data verification completed by OTLLC and its predecessor companies, and the independent data verification completed by others, including Wood, are sufficient to conclude the drill hole database is reasonably free of errors and suitable to support mineral resource estimation.

Metallurgical Testwork

Detailed metallurgical testwork has been completed on the Oyut (within the Oyu Tolgoi mining licence) and Hugo North/Hugo North Extension deposits, and includes flotation, comminution, locked cycle and mineralogical studies. Metallurgical studies for Heruga include liberation analysis, and bulk flotation and open circuit cleaning testwork. Included in the flotation testwork program was some work on ore hardness and grindability.

The first phase of the development of the Oyu Tolgoi mine process facilities was completed with concentrator commissioning in 2013. Testwork results and operations data have been used to develop and update the throughput models and metallurgical predictions, as well as to guide designs for the second development phase. The second phase will include a concentrator conversion, consisting of additional equipment required to process the changing semi-autogenous grind ("SAG"):ball mill power ratio and higher-grade Hugo North/Hugo North Extension ore.

Throughput algorithms were developed during comminution modelling. The volumetric capacity limit in base data template 31 ("BDT31") that was used in OTLLC’s 2014 Oyu Tolgoi Feasibility Study was 5.5 kt/h (121 kt/d, 44.3 Mt/a). After a review of the volumetric capacity in OTLLC’s 2016 Oyu Tolgoi Feasibility Study, this was reduced to 5.0 kt/h (110 kt/d, 40 Mt/a). As a result, for the preparation of the 2016 Oyu Tolgoi Feasibility Study production schedule for the Oyu Tolgoi operation, the plant throughput volumetric limit was changed from 5.5 kt/h to 5.0 kt/h and the instantaneous throughput was increased by 2.2%. Further elevation and revision of the limit is quite likely as de-bottlenecking and optimization of the plant continues. The 2016 Oyu Tolgoi Feasibility Study limit has already been reached and may be exceeded as the Oyut ore is treated. For Heruga, throughput is not modeled, but instead is limited to 33.25 Mt/a.

Hugo North/Hugo North Extension recoveries for copper, gold, and silver are based on BDT31, and derived equations. For Heruga, copper recoveries are based on the KM2133 testwork results with recoveries ranging up to 86.5% copper and producing concentrate grades of 25% by weight copper. The gold and silver recoveries are based on the Hugo North/Hugo North Extension projections.

Copper assays vary with higher-grade Hugo North/Hugo North Extension production and increased bornite content early in the block cave. The peak grades from underground bornite-bearing ores are moderated by simultaneous treatment of large amounts of Oyut ore in 2022-2026. The high copper content, especially with a high copper:sulphur ratio, is attractive to most smelters as it provides high copper yield while not taxing acid recovery and handling systems. The peak anticipated concentrate grades of 30%-35% copper are projected from 2022 through 2030. The average grades presented in the 2016 Oyu Tolgoi Feasibility Study after concentrator conversion are expected to be competitive with other imports to the Chinese market at 28% copper. The significant variability in precious metals content may require shifts in concentrate allocations to smelters.

Arsenic and fluorine are the only penalty elements that have been identified in the Oyut, Hugo North/Hugo North Extension deposits. Enargite is the primary arsenic carrier in these deposits, although tennantite is locally important. For arsenic in copper concentrate, the production model assigns a rate of $2/t/1,000 ppm above a 3,000 ppm threshold up to the rejection level of 5,000 ppm. For fluorine, the production model assigns a rate of $2/t/100 ppm above a 300 ppm threshold up to the rejection level of 1,000 ppm. The penalties are in line with terms from custom smelters. It has been reported that no fluorine penalties have been applied under the contract terms in operation since sales commenced in late 2013, so some conservatism is inherent in the NSR estimates.

Bismuth and fluorine were present at penalty levels for testwork concentrates generated for the Heruga mineralization.

Mineral Resource Estimation

The database used for the estimation of mineral resources for the Hugo North Extension deposit consists of samples and geological information from 37 drill holes, including wedge (daughter) holes, totalling approximately 54,546 m. The database was closed for estimation purposes as of February 14, 2014. The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drill holes, including wedge holes, totalling 58,276 m. The database was closed for estimation purposes as of June 21, 2009.

OTLLC produced 3D geological models of the major structures and lithological units. The lithological shapes and faults, together with copper and gold grade shells and deposit zones, constrain the grade analysis and interpolation. Typically, the faults form the first order of hard boundaries constraining the lithological interpretation.

Drill hole assay composites of 5 m lengths were used for both Hugo North/Hugo North Extension and Heruga. Bulk density values were composited into 5 m fixed-length downhole values for Heruga. A straight composite was used for Hugo North/Hugo North Extension.

A strategy of soft, firm, and hard ("SFH") boundaries was implemented to account for domain boundary uncertainty (dilution) and to reproduce the input grade sample distribution in the block model. Variographic analysis was completed. Both copper and gold in the Hugo North/Hugo North Extension area displayed short ranges for the first variogram structure and moderate to long ranges for the second variogram structure (where modelled). The nugget variance tended to be low to moderate in all the domains assessed. At Heruga, copper, gold, and molybdenum showed relatively short first variogram structures and long second variogram structures of 250-300 m. Copper and gold showed relatively low nuggets, whereas molybdenum was moderate to high.

The block caving method envisioned for the Hugo North/Hugo North Extension area does not allow for consideration of selectivity. A sub-celled model with parent block dimensions equal to 15 m x 15 m x 15 m and minimum sub-block dimensions down to 5 m x 5 m x 5 m was used for resource estimation. The actual sub-block sizes in the Hugo North/Hugo North Extension model vary as necessary to fit the specified boundaries of the wireframes used to tag the block model. The block models were coded according to zone, lithological domain, and grade shell. For Hugo North/Hugo North Extension, sub-celling was used to honour lithology, grade, and structural contacts. Blocks above topography were removed from the block model. Non-mineralized units were flagged using a lithology code and were excluded during the interpolation process. Blocks in the Hugo North/Hugo North Extension model were assigned an estimation domain using a combination of grade shells or alteration and lithology.

Modelling of Hugo North/Hugo North Extension consisted of grade interpolation by ordinary kriging ("OK"), except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the second power ("ID2"). Restricted and unrestricted grades were interpolated to allow calculation of the metal removed by outlier restriction. Grades were also interpolated using nearest-neighbour ("NN") methods for validation purposes. Blocks and composites were matched on estimation domain. Three estimation passes were used.

The Heruga block model was coded according to zone, lithological domain, and grade shell. Modelling consisted of grade interpolation by OK. As part of the model validation, grades were also interpolated using NN, inverse distance weighting to the third power ("ID3"), and OK of uncapped composites. Density was interpolated by ID3. Three estimation passes were used.

Measured, Indicated, and Inferred confidence classifications were assigned to blocks at Hugo North/Hugo North Extension using a combination of a preliminary block classification using a script based on distance to a drill hole and number of drill holes used to estimate a block, generation of probability model for the three confidence categories, and manual cleaning using polygons generated in sectional view.

There are no Measured or Indicated mineral resources at Heruga. Interpolated cells were classified as Inferred mineral resources if they fell within 150 m of a drill hole composite. All mineralization at Heruga is currently classified as Inferred mineral resources.

Once the underground 3D constraining shapes were generated, mineral resources were stated for those model cells within the constraining underground stope-block shapes that met a given copper equivalent cut-off grade. The optimized block cave shape used for the considerations of reasonable prospects for eventual economic extraction was created in 2012, using assumptions contained in base data template 29 ("BDT29"), comprising metal prices of $3.00/lb copper and $970.00/oz gold. The current mineral resource estimate uses pricing developed in BDT31 during 2014. BDT31 has not been updated. The BDT31 copper equivalent formula incorporates copper, gold, silver, and molybdenum. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver and $11.90/lb for molybdenum. Metallurgical recoveries for gold, silver, and molybdenum are expressed as percentages relative to copper recovery. Different metallurgical recovery assumptions lead to slightly different copper equivalent formulas for each of the deposits. In all cases, the metallurgical recovery assumptions are based on metallurgical testwork. All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold except for molybdenum. Molybdenum grades are only considered high enough to potentially support construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension.

Cut-off grades were determined using BDT31 assumptions. The NSR per tonne of mill feed material was required to be equal to or exceed the production cost of a tonne of mill feed for an operation to break even or make money. For the underground mine, the break-even cut-off grade needs to cover the costs of mining, processing, and general and administrative ("G&A"). A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing and $1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization. Inferred mineral resources at Heruga have been constrained using a CuEq cut-off of 0.37%.

Mineral Resource Statement

Mineral resources are reported using the 2014 CIM Definition Standards for Hugo North Extension in Table 2 below and for Heruga in Table 3. OTLLC staff prepared the estimates. Mineral resources are reported for the Entrée/Oyu Tolgoi JV Property inclusive of those mineral resources that have been converted to mineral reserves, and on a 100% basis. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimates have an effective date of January 15, 2018.

Areas of uncertainty that could materially affect the mineral resource estimates include the following: commodity pricing; interpretations of fault geometries; effect of alteration as a control on mineralization; lithological interpretations on a local scale, including dyke modelling and discrimination of different quartz monzodiorite phases; geotechnical assumptions related to the proposed block cave design and material behaviour; metal recovery assumptions; additional dilution considerations that may be introduced by a block cave mining method; assumptions as to operating costs used when assessing reasonable prospects of eventual economic extraction; and changes to drill spacing assumptions and/or the number of drill hole composites used to support confidence classification categories.

Table 2 – Mineral Resource Summary Table, Hugo North Extension

Classification	CuEq Cut- Off (%)	Tonnage (Mt)	Grade Cu (%)	Grade Au (g/t)	Grade Ag (g/t)	Grade CuEq (%)
Indicated	0.37	122	1.68	0.57	4.21	2.03
Inferred	0.37	174	1.00	0.35	2.73	1.21

Classification	CuEq Cut- Off (%)	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)
Indicated	0.37	122	4,515	2,200	16,500
Inferred	0.37	174	3,828	2,000	15,200

Notes to accompany Hugo North Extension mineral resource table:

1.	Mineral resources have an effective date of January 15, 2018.

2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and copper:sulphur ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing and $1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.

4.	Considerations for reasonable prospects for eventual economic extraction included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off.

5.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

6.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Table 3 – Mineral Resource Summary Table, Heruga

Inferred Classification	CuEq Cut- Off (%)	Tonnage (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Mo Grade (g/t)	CuEq Grade (%)
Heruga within the Entrée/Oyu Tolgoi JV Property	0.37	1,700	0.39	0.37	1.39	113.2	0.64

Inferred Classification	CuEq Cut- Off (%)	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)	Contained Mo (Mlbs)
Heruga within the Entrée/Oyu Tolgoi JV Property	0.37	1,700	14,604	20,410	75,932	424

Notes to accompany Heruga mineral resource table:

1.	Mineral resources have an effective date of January 15, 2018.

2.	Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and copper:sulphur ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver and $11.90/lb for molybdenum. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing and $1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Heruga mineralization.

3.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, silver, and molybdenum estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

4.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Mineral Reserve Estimation

The mineral reserve for the Entrée/Oyu Tolgoi JV Property is contained within the Hugo North Extension Lift 1 block cave mining plan. The Hugo North/Hugo North Extension underground deposit is to be mined by a variant of the block cave method, panel caving. This approach is to manage the risk of drift and pillar damage associated with high abutment stresses and the high fractured rock mass (orebody). The mine planning work conducted by OTLLC was completed using industry-standard mining software and techniques, and smelter terms as set forth in the 2016 Oyu Tolgoi Feasibility Study.

The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal barren rock. Key assumptions used by OTLLC in estimation included:

•	Metal prices used for calculating the Hugo North/Hugo North Extension underground NSR are $3.01/lb copper, $1,250.00/oz gold, and $20.37/oz silver, based on long-term metal price forecasts.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	A footprint cut-off of $46.00/t NSR and column height shut-off of $17.00/t NSR were used to maintain grade and productive capacity. It is anticipated that further mine planning will examine lower shut-offs scenarios.

Mineral Reserve Statement

Mineral reserves for Hugo North Extension Lift 1 were estimated by OTLLC personnel during 2014, reviewed by OTLLC as part of the 2016 Oyu Tolgoi Feasibility Study, and summarized in the 2016 OTLLC Competent Person’s Annual Report (OTLLC, 2016g).

Wood has reviewed the estimate and notes that there has been no depletion or additional drilling or engineering that would affect the mineral reserve estimate for the Hugo North Extension Lift 1, and therefore the effective date of the mineral reserve estimate is the date of finalization of Wood’s review, which is January 15, 2018.

The mineral reserves for Hugo North Extension Lift 1 are summarized in Table 4 below.

Factors that may affect the mineral reserve estimates include commodity market conditions and pricing; unknowns with respect to the overall interpretation of the Hugo North/Hugo North Extension geology, including faulting and lithology; assumptions related to the design and geotechnical behaviour of the cave mining system, including, but not limited to, the flow of material (ore and dilution) relative to the upward progression and lateral advance of the cave and assumptions of the long-term performance of the mine infrastructure (both support and production); and assumptions related to the metal recovery in the mill and downstream processing, including, but not limited to, metal recovery, mill throughput, contaminant elements (particularly arsenic and fluorine).

Table 4 – Mineral Reserves Statement, Hugo North Extension Lift 1

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Probable	35	1.59	0.55	3.72
Total Entrée/Oyu Tolgoi JV Property	35	1.59	0.55	3.72

Notes to accompany mineral reserves table:

1.	Mineral reserves were estimated by OTLLC personnel and reviewed by Wood and have an effective date of January 15, 2018.

2.	For the underground block cave, all mineral resources within the cave outline have been converted to Probable mineral reserves. No Proven mineral reserves have been estimated. This includes low-grade Indicated mineral resource, and Inferred mineral resource assigned zero grade that is treated as dilution.

3.	A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used define the footprint and column heights. An average dilution entry point of 60% of the column height was used. The NSR calculation assumed metal prices of $3.01/lb copper, $1,250.00/oz gold, and $20.37/oz silver. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for copper, 82.3% for gold, and 87.3% for silver.

4.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Mining Methods

The weak, massive nature of the Hugo North/Hugo North Extension deposit and the location between 700 m and 1,400 m below surface make it well suited, both geotechnically and economically, to large-scale cave mining methods. Caving methods require large, early capital investment but are generally highly productive with relatively low operating costs. The long operating life of the mine is supportive of the initial capital investment and results in a very low total cost on a production basis.

Hugo North/Hugo North Extension Lift 1, which has high copper and gold grades, will be mined as three panels. A panel is a defined contiguous portion of the overall cave footprint that is treated as a more-or-less independent and sequenced mining/production area. The Hugo North Extension area is located at the northern portion of Panel 1.

Production will ramp up to an average of 95,000 t/d of ore to the mill during the planned peak production period for the combined Hugo North/Hugo North Extension Lift 1 from 2027 through 2035. Overall production from the combined Hugo North/Hugo North Extension Lift 1 is planned to ramp down from 2035 to completion in 2039. During the production life of the Hugo North Extension portion of Lift 1, the pre-production period is planned to begin in 2021 with the first drawbell in 2026, and production is to be completed in 2034.

The majority of the mine infrastructure required to support the successful extraction of the mineral reserves within the Entrée/Oyu Tolgoi JV Property will be located within the Oyu Tolgoi mining licence; however, the mining method is consistent across both Hugo North Lift 1 and Hugo North Extension Lift 1. The primary life-of-mine material handling system (conveyor to surface) will transport ore to the surface by means of a series of conveyors.

To support overall mining of Hugo North/Hugo North Extension Lift 1, five shafts, approximately 203 km of lateral development, 6.8 km of vertical raising (raisebore and drop-raise) and 137,000 m3 of mass excavations will be undertaken. The Lift 1 levels are approximately 1,300 m below surface. Of the 2,231 drawpoints planned for Hugo North/Hugo North Extension Lift 1 and accessed from 52 extraction drifts, 238 drawpoints are located within the Hugo North Extension area. For Hugo North Extension portion of Lift 1, approximately 15.4 km of lateral development and approximately 781 m of vertical raising will be required.

From the geotechnical perspective, Hugo North/Hugo North Extension is considered highly suitable for cave mining methods, and the risks associated with caveability and propagation are considered to be low. Fine fragmentation is expected with all geotechnical domains, thus secondary breakage requirements are not expected to pose a risk to the production schedule ramp-up or full production rates. The Hugo North Extension portion of Lift 1 is anticipated to have a higher proportion of ‘Good’ ground conditions relative to Hugo North/Hugo North Extension Lift 1 as a whole. The costing of the underground has used a 60% Good ground and 40% Poor ground assumption as a more conservative estimate of ground control costs. The mine shafts and permanent infrastructure are all planned to be located outside of, or under, the predicted facture limits and "subsidence cone".

The mining layout will include:

•	Apex and undercut levels to provide access drifts for production drills, blasting and mucking for the purpose of undercutting the ore deposit on the associated lift. The undercut drifts are planned to be spaced on 28 m intervals, situated 17 m above and half-way between the extraction drifts. The apex drifts will be situated 34 m above the extraction drifts at the top of the major apex pillars.

•	Extraction drifts and drawbells for efficient load-haul-dump ("LHD") operation to draw ore from the associated drawpoints, using an El Teniente-style (straight-through) drawbell layout on a 15 m spacing. The extraction drifts are planned to be spaced 28 m apart, on centre. The overall drawbell spacing layout is 28 m x 15 m. Within the drawbells, a drawcone centroid spacing of 10 m is used to promote interactive draw from the cave.

•	Haulage levels to collect development and production ore material from the extraction and undercut levels, and transport it, using road trains, to crushers for size reduction. The haulage level will be located 44 m below the extraction level.

•	Intake ventilation system to provide fresh air to the mining footprint levels, main travel ways, mine working areas and to underground fixed facilities. Fresh air to the footprint levels is planned to be supplied through two sets of twin intake tunnels to the extraction fringe (perimeter) drifts.

•	Exhaust ventilation system to remove vitiated air from the mine. Exhaust drifts in the exhaust level will run the length of the deposit along the centre of the deposit axis.

Road trains will haul from the loading chutes to the primary crushers on the west side of the mining footprint. Crushed material will be transferred by a series of conveyors directly to the surface or to the Shaft 2 hoisting system. Shaft 2 is intended to serve as the initial material handling route to surface until the conveyor-to-surface is commissioned.

Overall vertical development will include shaft development, ore/waste passes and ventilation raises. With the exception of the shafts, vertical development is planned to use several methods, including raise bore, boxhole, and drop-raise.

The underground mine requires a number of surface facilities to support the underground operations. At Hugo North/Hugo North Extension Lift 1 these include: Shaft 1 area, production shaft farm, Shaft 4 area, and conveyor-to-surface portal area. For the purposes of the 2018 Technical Report, Shaft 4 was anticipated to be sunk on the Entrée/Oyu Tolgoi JV Property, to a depth below surface of 1,149 m. To reach the Hugo North Lift 1 exhaust gallery, approximately 1,020 m of lateral development will be required on the Entrée/Oyu Tolgoi JV Property. A batch plant may also be constructed within the property area.

The underground mobile equipment fleet is classified into seven broad categories, including: mucking (LHDs); haulage (road trains and articulated haul trucks); drilling (jumbos, production drills and bolting equipment); raise bore and boxhole; utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.); surface support; and light vehicles (personnel transports, "jeeps", tractors, etc.).

Major fixed equipment will include: material handling (crushing and conveying); fans and ventilation equipment; pumping and water handling equipment; power distribution equipment; data and communications equipment; and maintenance equipment (fixed shop furnishing).

The overall processing schedule was balanced to meet the available mill hours. The forecast production schedule for Hugo North Extension Lift 1 is included in Figure 5.

Figure 5 – Hugo North Extension Lift 1 – Underground Material Movement and Average Grade

Note: Figure prepared by Wood, 2017. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV Property. Year 6 = 2021.

Recovery Methods

Entrée’s share of products will, unless Entrée otherwise agrees, be processed at the OTLLC facilities by paying milling and smelting charges. The OTLLC facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV Property will be processed at cost. OTLLC will also make the OTLLC facilities available to Entrée at the same terms if spare processing capacity exists to process other suitable mill feed.

The Phase 1 concentrator was commissioned in early 2013. The nameplate processing capacity of 96 kt/d was achieved in August 2013. The process plant employs a conventional SAG mill/ball mill/grinding circuit ("SABC") followed by flotation.

Phase 1 uses two grinding lines (Lines 1 and 2), each consisting of a SAG mill, two parallel ball mills, and associated downstream equipment to treat up to 100 kt/d of ore from the Oyut open pit. Operating data have been used in Phase 2 design, which addresses the delivery of Hugo North/Hugo North Extension underground plant feed via Lift 1 in conjunction with open pit mining.

The intent of Phase 2 is to treat all the high-value Hugo North/Hugo North Extension Lift 1 ore delivered by the mine, supplemented by OTLLC’s open pit ore to fill the mill to its capacity limit. The Phase 2 concentrator development program will optimize the concentrator circuit to enable it to maximise recovery from the higher-grade Hugo North/Hugo North Extension Lift 1 ore and to allow it to handle higher tonnage throughput. Components that require upgrading to accommodate the gradual introduction of ore from underground include: the ball mill; rougher flotation circuit; flotation columns; concentrate filtration, thickening, and bagging areas; and bagged storage facilities.

Reagents and media required will include lime, primary collector, secondary collector, frother, tailings flocculant, water treatment chemicals, and grinding media. With the addition of the concentrator conversion loads, the peak operating load demand from the existing 220 kV concentrator substation will increase by an estimated 20 MW (from 116-136 MW), and the nominal operating (diversified) load will increase by an estimated 19 MW (from 106-125 MW). The concentrator raw water demand varies seasonally. Annual average raw water demand is projected to be 0.45 m3/t ore processed.

Project Infrastructure

Infrastructure required for Phase 1 of the Oyu Tolgoi project has been completed, and includes: access roads, airport, accommodation, open pit and quarries, tailings and waste rock storage facilities, process plant, batch plants, administration, warehousing, emergency, and maintenance facilities, power and water supply and related distribution infrastructure, water and waste management infrastructure, heating and fuel storage.

Additional infrastructure that will be required to support Phase 2, or modifications to the Phase 1 infrastructure, includes: construction of conveyor decline and shafts; construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure; concentrator conversion; modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems; expanded logistical and accommodations infrastructure; underground maintenance and fuel storage facilities; expanded water supply and distribution infrastructure; and expanded tailings storage ("TSF") capacity.

OTLLC has a power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi project. The term of this agreement covers the commissioning of the business, plus the initial four years of commercial operations. In August 2014, Turquoise Hill announced that OTLLC had signed the PSCA with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power provider. Participation in the PSCA met OTLLC’s obligation in the Oyu Tolgoi Investment Agreement to establish a long-term power supply within Mongolia four years from the commencement of commercial production. Signing of the PSCA reset the four years obligation while the opportunity for the establishment of an independent power provider at Tavan Tolgoi was studied.

Environmental, Permitting and Social Considerations

Environmental Considerations

OTLLC has completed a comprehensive Environmental and Social Impact Assessment ("ESIA") for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property. The ESIA is a summary of several research programs and reports, including the following baseline studies: climate and climate change; air quality; noise and vibration; topography, geology, and topsoil; water resources; biodiversity and ecosystems; population and demographics; employment and livelihoods; land use; transport and infrastructure; archaeology; cultural heritage; and community health, safety, and security. The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation ("IFC"), European Bank for Reconstruction and Development ("EBRD"), and other financing institutions.

In addition to the project elements identified above, certain other activities and facilities are expected to be developed over time, either as part of or in support of the project, that do not constitute part of the project for the purposes of the ESIA. These include project expansion to support an increase in plant feed throughput from 100,000 t/d to 160,000 t/d and the long-term power supply. While the impacts of these project elements, and their mitigation and management, are not directly addressed in the ESIA they are considered in the cumulative impact assessment of the ESIA.

OTLLC has posted environmental bonds to the Mongolian Ministry of Environment, Green Development and Tourism ("MEGDT") in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site.

OTLLC has implemented and audited an environmental management system ("EMS") that conforms to the requirements of ISO 14001:2004.

The management plans developed for the Oyu Tolgoi project address the management of health, safety, environment, and social aspects associated with the project. The management plans form part of the mine’s Integrated Health, Safety, Environment and Community Management System ("HSECMS"). The HSECMS has been audited and is certified to ISO 14001 and OHSAS 18001.

Tailings Storage Facility

The existing TSF is located 2 km east of the Oyut open pit, about 5 km southeast of the process plant, and within the Oyu Tolgoi mining licence. Conventional thickened tailings are currently deposited.

For the first 18 years of production, the TSF will consist of two cells, each approximately 4 km2 in size, to store a total of 670 Mt of tailings. The facility will be constructed in two stages, starting with Cell 1 and then continuing with Cell 2. Conventional thickened tailings are currently deposited in Cell 1.

The TSF receives thickened (60% to 64% solids density) tailings from the tailings thickeners at the Oyu Tolgoi concentrator. A floating barge pump station returns all supernatant reclaim water to the main process water pond at the concentrator for reuse. The TSF embankment is raised each year using a downstream methodology to ensure that sufficient storage capacity for ongoing tailings deposition, with flood storage and freeboard, is retained at all times.

Water Management

The Gunii Hooloi basin extends 35 km to 70 km north of the Oyu Tolgoi site, and is the source of raw water for the mining operations. Water demand for the Oyu Tolgoi facilities has been calculated at between 588 L/s and 785 L/s, with an average yearly demand of 696 L/s, to meet a production rate of 100,000 t/d. The Gunii Hooloi aquifer can meet the mine water requirements. Updated hydrogeological modelling, completed in 2013, demonstrates that the Gunii Hooloi aquifer is capable of providing 1,475 L/s.

Water management and conservation were given the highest priority in all aspects of the Oyu Tolgoi project design. The current water budget is based on the use of 550 L/s and operating performance of the concentrator suggests this is a reasonable estimate. The water consumption compares favourably with other large operations in similar arid conditions.

Due to its proximity to the Oyut open pit, the Undai River has been diverted. The river diversion system consists of three components: a dam, diversion channel, and subsurface diversion.

Closure and Reclamation Planning

Current closure planning is based on a combination of progressive rehabilitation and closure planning. The Oyu Tolgoi Mine Closure Plan for OTLLC was completed in June 2012, updated in 2014, and is based on the design status at that time.

Permitting Considerations

The Minerals Law of Mongolia (2006) and Mongolian Land Law (2002) govern exploration, mining, and land use rights for the Oyu Tolgoi project. Water rights are governed by the Mongolian Water Law and the Minerals Law. OTLLC has studied and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi project including the Entrée/Oyu Tolgoi JV Property, and maintains a permit and licencing register. OTLLC personnel, working with the Mongolian authorities, have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi project, including the underground development of the Entrée/Oyu Tolgoi JV Property. OTLLC has stated that permits have been obtained for underground mining.

Social Considerations

A social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment ("SIA") for the Oyu Tolgoi project. The cumulative impact assessment examined geographical areas, communities, and regional stakeholders that could be subject to cumulative impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region.

Community and social management plans, procedures and strategies have been developed. The surrounding community (predominantly herders) and local government are kept fully informed about mine developments and provide input and review of implementation of plans, procedures and strategies that directly affect them.

Markets and Contracts

Commodity pricing is based on pricing from the Turquoise Hill’s October 2016 Technical Report titled "2016 Oyu Tolgoi Technical Report", which uses the 2016 Oyu Tolgoi Feasibility Study as a basis, and which in turn is based on reviews of long-term consensus estimates reported in public reports.

OTLLC has developed a marketing strategy for the Oyu Tolgoi project, including their portion of the mineralization within the Entrée/Oyu Tolgoi JV Property.

Under the terms of the Entrée/Oyu Tolgoi JVA (Article 12), Entrée retains the right to take the product in kind. For the purposes of the 2018 Technical Report, it has been assumed that Entrée takes control of its portion of the bagged concentrate and that the sales of concentrate will use the same approximate smelter terms, transport and other marketing costs as for the OTLLC concentrate.

Wood did not review contracts, pricing studies, or smelter terms developed by OTLLC or its third-party consultants as these were considered by OTLLC to be confidential to OTLLC. Instead, Wood relied on summary pricing and smelting information provided by OTLLC within the 2016 Oyu Tolgoi Feasibility Study and OTLLC’s BDT31. Based on the review of this summary information, the OTLLC smelter terms are similar to smelter terms that Wood is familiar with, and the metal pricing is in line with Wood’s assessment of industry-consensus long-term pricing estimates.

Capital Cost Estimates

Phase 2 capital cost and sustaining cost estimates were prepared as separate and independent estimates. The overall Phase 2 capital cost and sustaining cost estimates are from the Phase 2 estimates in the 2016 Oyu Tolgoi Feasibility Study.

The capital cost estimate represents the overall development for the Hugo North/Hugo North Extension Lift 1 underground mine, supporting shafts, the concentrator conversion project, and the infrastructure expansion project. The capital estimate also includes the costs associated with the engineering, procurement and construction management ("EPCM") and owner’s project costs. Costs include value-added tax ("VAT") and duties. The overall estimated capital cost to design, procure, construct, and commission the complete expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion, is $5.093 billion. Table 5 provides a summary of the overall capital cost estimate.

Sustaining capital costs were estimated for Hugo North/Hugo North Extension Lift 1 in the 2016 Oyu Tolgoi Feasibility Study for tailings, processing and underground mining, and infrastructure/other. Table 6 provides the overall sustaining capital cost estimate for each area on a dollar-per-tonne processed basis.

Wood reviewed the 2016 Oyu Tolgoi Feasibility Study overall capital and sustaining capital cost estimates, and then apportioned the estimates between the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property and derived Entrée’s 20% attributable portion based on the Entrée/Oyu Tolgoi JVA. The resulting attributable portions of the capital cost/sustaining capital cost estimates are discussed below in "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis – 2018 Reserve Case".

Table 5 – Overall Capital Cost Estimate Summary

$ Millions	Total	2016	2017	2018	2019	2020	2021	2022
Concentrator expansion	145	—	—	—	29.2	62.6	53.0	—
Mine Shaft #2	194	31.7	85.5	46.9	30.2	—	—	—
Mine Shaft #3	209	—	9.7	46.3	69.8	66.8	16.8	—
Mine Shaft #4	246	—	6.0	75.5	66.6	80.3	17.1	—
Mine Shaft #5	63	11.4	28.2	23.2	—	—	—	—
Hugo North/Hugo North Extension Lift #1 U/G construction	1,730	159.0	358.1	428.0	440.9	224.3	97.3	22.2
Infrastructure and CHP	404	50.1	93.5	76.8	70.1	78.6	33.8	1.5
Misc Indirects	902	44.1	159.6	191.0	224.3	171.5	84.7	26.6
Detailed engineering	79	28.0	22.9	21.5	1.9	2.5	1.3	0.6
PMC / EPCM	295	35.1	57.4	62.8	58.7	45.9	28.4	6.5
Owners PM	501	71.9	53.1	98.9	88.5	98.7	54.6	34.9
Total expansion capital cost (excluding VAT and duty and cont.)	4,767	431.3	874.0	1,070.9	1,080.3	831.2	387.1	92.4
VAT and duties	326	27.2	70.2	71.5	60.1	64.2	29.1	3.5
Expansion capital costs total expansion capital cost (including VAT and Duty and Cont.)	5,093	458.5	944.2	1,142.4	1,140.4	895.3	416.2	95.8

Notes:

1.	The overall capital cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

2.	Capital costs include only direct project costs and exclude interest expense, capitalized interest, debt repayments, tax pre-payments and forex adjustments.

3.	The 2016 Oyu Tolgoi Feasibility Study total capital cost above includes capital costs for the year 2016.

4.	Misc = miscellaneous, UG = underground, CHP = central heating plant, PMC = project management and construction, EPCM = engineering, procurement and construction management, EPMC = engineering project management and construction, PM = project management, VAT = value-added tax, cont. = contingency.

Table 6 – Overall Sustaining Capital Cost Estimate

Description	Unit	Value
Tailings storage facility construction	$/t processed	0.91
Concentrator	$/t processed	0.12
Underground mining	$/t processed	6.69
Infrastructure	$/t processed	0.18
Total	$/t processed	7.90

Note:

1.	The overall sustaining capital cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

Operating Cost Estimates

The overall operating costs are based on a mine plan that consists of both the Oyut open pit material and Hugo North/Hugo North Extension Lift 1 underground ore in the 2016 Oyu Tolgoi Feasibility Study. The Oyut open pit supplies the initial source of ore to the mill at a nominal capacity of 100 kt/d.

Once production from underground commences, the open pit feed to the mill is continually displaced by the higher-grade ore from Hugo North/Hugo North Extension Lift 1. Production of ore from Hugo North/Hugo North Extension Lift 1 ramps up from 2020 until 2027 when it reaches a steady-state production level.

Feed from the underground mine is planned to commence from 2020 and then ramp up to the full underground design tonnage of 95 kt/d. The mill operating rate at that time will be a nominal 110 kt/d, due to the softer and higher processing throughput rate of the Hugo North/Hugo North Extension Lift 1 ore.

Operating costs for the concentrator and infrastructure represent a combined open pit and underground mining operation post-2015, assuming the Phase 2 underground operation is undertaken in conjunction with open pit mining.

The overall operating cost estimates includes all expenses to operate and maintain the Oyu Tolgoi plant plus the sustaining capital required to keep the plant running at its design capacity. Escalation is excluded from the operating costs per Rio Tinto guidelines. No cost of financing is included. No royalties or joint venture fees are included. Power has been treated as a purchased utility from a third-party provider.

Table 7 provides a summary of the overall operating cost estimate. The operating costs for the Entrée/Oyu Tolgoi JV Property, and Entrée’s 20% attributable portion of the operating cost estimate, is discussed below in "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis – 2018 Reserve Case".

Table 7 – Overall Phase 2 Operating Cost Estimate Summary

Description	Unit	Value
Mining	$/t processed	6.19
Processing	$/t processed	8.41
Infrastructure	$/t processed	2.04
Total	$/t processed	16.64

Note:

1.	The overall operating cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

Economic Analysis – 2018 Reserve Case

The results of the economic analyses discussed below and in "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Preliminary Economic Analysis – Economic Analysis – 2018 PEA" constitute forward-looking statements that are based on Entrée’s expectations about future events as at the date that such statements were prepared. The statements are not a guarantee of Entrée’s future performance, and they are based on numerous assumptions and are subject to numerous risks and uncertainties which are more fully described under the "Cautionary Note Regarding Forward-Looking Statements" and "Item 3. Key Information – D. Risk Factors" sections in this Annual Report. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The cash flows are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition. In the course of finalizing such agreements, Entrée may have to make certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

Wood apportioned the overall capital and sustaining capital costs for Phase 2 of the Oyu Tolgoi project according to Entrée’s interpretation of the terms of the Entrée/Oyu Tolgoi JVA for use in the economic assessment. This interpretation includes:

•	OTLLC is responsible for 80% of all capital expenditures incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV and Entrée is responsible for the remaining 20%.

•	Any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).

•	Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property.

•	Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence (facilities and underground infrastructure) as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

•	For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

•	Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The Entrée/Oyu Tolgoi JV Property total capital and sustaining capital cost is estimated at $261.7 million. The total amortized capital cost is estimated at $395.7 million.

Entrée’s 20% attributable portion of the Hugo North Extension Lift 1 development/sustaining and amortized capital cost is $52.3 million and $79.1 million respectively.

The Entrée/Oyu Tolgoi JV Property total operating costs average $37.08/t processed, and are inclusive of the amortized capital, refining and smelting charges, and a 2% administrative fee.

Entrée’s 20% attributable portion of the operating costs for Hugo North Extension Lift 1 on a per tonne milled basis averages $37.08 over the LOM.

Based on the above inputs, Wood completed an economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV Property using both pre-tax and after-tax discounted cash flow analyses. The economic analysis was prepared using the following long-term metal price estimates: copper at $3.00/lb; gold at $1,300.00/oz and silver at $19.00/oz.

Entrée’s 20% attributable portion of pre-tax cash flow is $382 million and after-tax cash flow is $286 million. Entrée’s 20% attributable portion of after-tax cash flow using a discount rate of 8% ("NPV@8%") is $111 million. A summary of the financial results is shown in Table 8. Internal rate of return ("IRR") and payback are not presented, because, with 100% financing, neither is applicable.

Mine site cash costs, total cash costs (C1), and all-in sustaining costs are shown in Table 9 for Entrée’s 20% attributable portion. Cash costs are those costs relating to the direct operating costs of the mine site including:

•	On site operating costs (direct mining, processing, and tailings).

•	Capital carrying costs (amortization charge).

•	Administrative fees.

•	Refining, smelting, and transportation costs.

Total cash costs (C1 costs) are the cash costs less by product credits for gold and silver. All-in sustaining costs after credits are the total cash costs plus mineral royalties, reclamation accrual costs, and sustaining capital charges.

Table 8 – Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

	Units	Value
LOM processed material (Entrée/Oyu Tolgoi JV Property)
Probable mineral reserve feed		34.8 Mt grading 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)

Copper recovered	Mlb	1,115
Gold recovered	koz	514
Silver recovered	koz	3,651
Entrée’s 20% attributable portion financial results
LOM cash flow, pre-tax	$M	382
NPV@5%, after-tax	$M	157
NPV@8%, after-tax	$M	111
NPV@10%, after-tax	$M	89

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.

2.	The mineral reserves within Hugo North Extension Lift 1 are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

3.	Figures have been rounded.

Table 9 – Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average
Mine site cash cost	$/lb payable copper	0.95
TC/RC, royalties and transport	$/lb payable copper	0.29
Total cash costs before credits	$/lb payable copper	1.25
Gold credits	$/lb payable copper	0.62
Silver credits	$/lb payable copper	0.06
Total cash costs after credits	$/lb payable copper	0.56
Total all-in sustaining costs after credits	$/lb payable copper	1.03

Note: TC/RC = treatment and refining charges.

Sensitivity Analysis – 2018 Reserve Case

Entrée’s 20% attributable portion was evaluated for sensitivity to variations in capital costs, operating costs, copper grade, and copper price. Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs.

Figure 6 is an after-tax NPV sensitivity graph for Entrée’s 20% attributable portion. The copper grade sensitivity mirrors the copper price and plots on the same line.

Figure 6 – After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Wood, 2018.

Preliminary Economic Assessment

Introduction

The PEA that follows is an alternative development option done at the conceptual level based on mineral resources, which assesses the inclusion of Hugo North Extension Lift 2 and the portion of the Heruga deposit within the Javhlant mining licence into an overall mine plan with Hugo North Extension Lift 1.

The mine plan is partly based on Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized.

"Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Introduction" through to "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Mineral Resource Statement" and "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Recommendations" also apply to the 2018 PEA. Years presented in the 2018 PEA are for illustrative purposes only.

Mineral Resource Subset within the 2018 PEA Mine Plan

The 2018 PEA is based on the subset of mineral resources in Table 10. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 10 – Subset of Mineral Resources within the 2018 PEA Mine Plan

			Grades
Classification by Deposit	NSR ($/t)	Tonnage (kt)	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)
Hugo North Extension, Lift 1
Indicated	100.57	34,800	1.93	1.59	0.55	3.72	—
Hugo North Extension, Lift 2
Indicated	83.80	78,400	1.64	1.34	0.48	3.59	—
Inferred	83.80	88,400	1.64	1.34	0.48	3.59	—
Heruga – Javhlant ML
Inferred	32.19	619,718	0.71	0.42	0.43	1.53	124

Note: The tabulation was derived by Wood at a conceptual level from data supplied by OTLLC. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mine Plan

For planning purposes, the 2016 Oyu Tolgoi Feasibility Study assumes that the overall underground production is capped at approximately 33 Mt/a for the foreseeable mine life, and that this cap is based on the mill capacity; this capping assumption is used in the 2018 PEA.

Since the subset of the mineral resources within the Entrée/Oyu Tolgoi JV Property is planned to be mined as part of an overall strategy for the mineralization within the Oyu Tolgoi mining licence combined with that in the Entrée/Oyu Tolgoi JV Property, there are gaps in the planned production periods. Figure 7 shows the production forecast for the subset of the mineral resources within the 2018 PEA mine plan.

The subset of the mineral resource in the mine plan is separated into three mining areas within the Entrée/Oyu Tolgoi JV Property: Hugo North Extension Lift 1, Hugo North Extension Lift 2, and the portion of the Heruga deposit within the Javhlant mining licence. The current level of knowledge regarding these areas suggests that panel cave mining is appropriate for all three areas.

Mineralized material delivery from Hugo North Extension Lift 1 is anticipated to begin in 2021, when development commences within this area. Production from the cave is expected in 2026 when the first drawbelling occurs. Production is projected to occur for nine years (2026 to 2034) with a peak production (8.3 Mt/a) occurring in 2031.

The Hugo North mine planning and optimization indicated that the ideal elevation for the second lift (Lift 2) is approximately 400 m below Lift 1. The mine plan assumes that 723 drawpoints will be constructed between 2035 and 2046 in the Hugo North Extension Lift 2 area.

Figure 7 – 2018 PEA Production Forecast for the Subset of Mineral Resources within the 2018 PEA Mine Plan

Note: Figure prepared by Wood, 2017. Abbreviations: HN1-EJV = Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV Property; HN2-EJV = Hugo North Extension Lift 2 within the Entrée/Oyu Tolgoi JV Property; Heruga-EJV = Heruga within the Entrée/Oyu Tolgoi JV Property.

Initial mill feed delivery from Hugo North Extension Lift 2 is assumed to begin in 2028 when development commences in the Hugo North Extension Lift 2 area. Production from Hugo North Extension Lift 2 is anticipated to begin in 2035 with the completion of the first drawpoints. The peak production from Hugo North Extension Lift 2 is expected to be approximately 41,500 t/d in 2046, and the average production rate (2028–2053) is planned at about 17,800 t/d. Access to the Lift 2 mining horizon will be by extension of the Lift 1 facilities, including extending the conveyor decline system for mineralized material and waste haulage, and providing a service decline for personnel, equipment and material. The main ventilation shafts would be extended down to the Lift 2 horizon. Given the overall similarities to Lift 1, the overall layout and support facilities will be, likewise, similar to Lift 1.

A 2014 study separated Heruga into a north and south zone for mine planning purposes, and assumed that these would be at separate elevations (-20 masl and -350 masl respectively). The 2018 Technical Report considers a total of 2,606 drawpoints to be included for both caves; of these 2,265 would be within the Entrée/Oyu Tolgoi JV Property, while the remainder would be within the Oyu Tolgoi mining licence.

Mineralized material will be removed by means of a conveyor to surface. Four shafts will be needed to accommodate the ventilation requirements and access for personnel, material and equipment into/out of the mine. The production rate from Heruga is considered to be the same as the Hugo North/Hugo North Extension complex (~95,000 t/d) to meet the capacity of the mill. Hence, the overall scale of the underground and surface infrastructure will be similar to that associated with Hugo North/Hugo North Extension. In the 2018 PEA mine plan, development in mill feed material would begin from the southern Heruga zone in 2065. The first drawbell would be fired in 2069, and the mine would achieve rated capacity in 2083.

Production from the Entrée/Oyu Tolgoi JV Property would cease in 2097. Average production from the Entrée/Oyu Tolgoi JV Property between 2069 and 2097 (inclusive) would be approximately 59,200 t/d.

All three mines in the 2018 PEA case are anticipated to use a similar equipment fleet based on the requirements of the common block cave technique. The following equipment will be required: mucking (LHDs); haulage (road trains and articulated haul trucks); drilling (jumbos, production drills and bolting equipment); raise bore and boxhole; utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.); surface support; and light vehicles.

Major fixed equipment will include: material handling (crushing and conveying); fans and ventilation equipment; pumping and water handling equipment; power distribution equipment; data and communications equipment; and maintenance equipment (fixed shop furnishing).

Recovery Methods

The 2018 PEA assumes that no changes will be required to the process plant from those contemplated in the Phase 2 concentrator development program (see "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Recovery Methods"), and that the same mill throughput will be maintained.

Project Infrastructure

The majority of the primary infrastructure and facilities required for the Oyu Tolgoi project were completed during Phase 1. The 2018 PEA assumes that the infrastructure in place for Hugo North/Hugo North Extension Lift 1 will be available for Hugo North/Hugo North Extension Lift 2, and that a similar design will be employed for the underground mining operation. For the purposes of the 2018 PEA mine plan, it was assumed that Heruga will be a completely new mine that does not take account of pre-existing mine and support infrastructure associated with the Hugo North/Hugo North Extension Lift 1 and Lift 2 mines.

Key additional infrastructure assumptions that would be needed to support the 2018 PEA mine plan in addition to that contemplated in Phase 2 include:

•	Access roads (Heruga).

•	Electrical substation and power distribution line (Heruga).

•	Construction of conveyor decline and shafts (Heruga).

•	Construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure (Hugo North Extension Lift 2 and Heruga).

•	Modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems (Hugo North Extension Lift 2 and Heruga).

•	Expanded logistical and accommodations infrastructure (Hugo North Extension Lift 2 and Heruga).

•	Underground maintenance and fuel storage facilities (Hugo North Extension Lift 2 and Heruga).

•	Expanded water supply and distribution infrastructure (Hugo North Extension Lift 2 and Heruga).

•	Expanded TSF capacity (Hugo North Extension Lift 2 and Heruga).

Market Studies and Contracts

For the purposes of the 2018 PEA, it was assumed that the marketing provisions and contracts entered into for Hugo North Extension Lift 1 production would be maintained (see "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Markets and Contracts").

Commodity pricing for the 2018 PEA estimate is based on pricing from Turquoise Hill’s 2016 Oyu Tolgoi Technical Report, which uses the 2016 Oyu Tolgoi Feasibility Study as a basis and incorporates a long-term industry-consensus estimate derived from public reports.

The smelter terms used were from the 2016 Oyu Tolgoi Feasibility Study as reported in Turquoise Hill’s 2016 Oyu Tolgoi Technical Report and OTLLC’s BDT31.

Environmental, Permitting and Social Considerations

Information relating to environmental studies, permitting, and social or community impact remain the same for the 2018 PEA as discussed for Hugo North Extension Lift 1 (see "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Environmental, Permitting and Social Considerations" above).

Tailings Considerations

The 2018 PEA assumes that additional tailings cells that have a similar design and capacity to the operating Cell 1 would be used for deposition of conventional thickened tailings:

•	Future cells to support the 2018 PEA case are assumed to use similar embankment configurations as in the current TSF design.

•	The same concepts for tailings deposition and reclaim water return will continue to be used.

•	Improvements to water reclaim mechanisms to recycle as much water as practicable will continue.

These additional cells would have the capacity to contain the life-of-mine tailings under the 2018 PEA assumptions. However, the cost of constructing additional cells may increase as the haul distances for mine waste and other embankment materials increase.

Closure Considerations

No closure considerations were evaluated as part of the 2018 PEA plan, due to the long timeframe envisaged before closure would be needed. It was anticipated that the closure planning would be similar to that proposed for the 2014 OTLLC closure plan.

Capital Costs

The 2016 Oyu Tolgoi Feasibility Study initial capital cost estimate to develop Hugo North/Hugo North Extension Lift 1 and design, procure, construct, and commission the complete Phase 2 expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion is $5.093 billion (see "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Capital Cost Estimates" above). The additional capital to develop Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit is estimated at $1.801 billion and $2.541 billion respectively. Table 11 provides a summary of the overall capital cost projections for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Overall sustaining capital costs are based on extrapolations from the 2016 Oyu Tolgoi Feasibility Study costs (see "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Capital Cost Estimates" above) with adjustments made for:

•	Tailings management facility costs that were increased to account for longer hauling distances; and a higher contingency due to lack of designs.

•	Hugo North/Hugo North Extension Lift 2 and Heruga development costs that were increased by approximately 8% and 10% respectively compared to Hugo North/Hugo North Extension Lift 1 only.

Table 12 provides an overview of the overall sustaining capital cost estimate for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Wood apportioned the capital cost and sustaining capital cost estimates to the Entrée/Oyu Tolgoi JV Property and to Entrée’s 20% attributable portion based on Entrée’s interpretation of the Entrée/Oyu Tolgoi JVA (see "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis" above). Entrée’s 20% attributable portion of the capital cost and sustaining capital cost estimates is discussed in "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Preliminary Economic Assessment – Economic Analysis".

Table 11 – Overall Capital Costs

Area	Units	Value
Hugo North/Hugo North Extension Lift 1 and concentrator expansion	$	5,093
Hugo North/Hugo North Extension Lift 2	$	1,801
Heruga	$	2,541
Total capital cost (including VAT and duty and contingency)	$	9,434

Note:

1.	The overall capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Table 12 – Overall Sustaining Capital Costs

Description	Unit	Value
Tailings storage facility construction	$/t processed	1.09
Concentrator	$/t processed	0.10
Underground mining	$/t processed	7.40
Infrastructure	$/t processed	0.18
Total	$/t processed	8.76

Note:

1.	The overall sustaining capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Operating Costs

Table 13 provides a breakdown of the projected operating costs for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Anticipated operating costs on a per tonne milled basis averages $17.07. Entrée’s 20% attributable portion of the operating cost estimate is discussed in "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Preliminary Economic Analysis – Economic Analysis".

Table 13 – Overall Operating Costs

Description	Unit	Value
Mining	$/t processed	5.67
Processing	$/t processed	9.37
Infrastructure	$/t processed	2.04
Total	$/t processed	17.07

Note:

1.	The overall operating cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Economic Analysis – 2018 PEA

This section provides the results of the 2018 PEA. See "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis" above regarding cautionary statements, which also applies to this section.

The PEA mine plan is partly based on Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA that follows is an alternative development option done at the conceptual level based on mineral resources, which assesses the inclusion of Hugo North Extension Lift 2 and the portion of the Heruga deposit within the Entrée/Oyu Tolgoi JV Property into an overall mine plan with Hugo North Extension Lift 1.

Wood apportioned the capital and sustaining capital costs according to Entrée’s interpretation of the Entrée/Oyu Tolgoi JVA (summarized in "Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis" above) for use in the 2018 PEA. The Entrée/Oyu Tolgoi JV Property total capital and sustaining capital cost for the 2018 PEA is estimated at $8,637.3 million. The total amortized capital cost is estimated at $1,846.7 million. Entrée’s 20% attributable portion of the development/sustaining and amortized capital cost is $1,727.4 million and $369.3 million respectively.

The Entrée/Oyu Tolgoi JV Property operating costs used in the 2018 PEA average $23.35/t processed and are inclusive of the amortized capital, refining and smelting charges, and a 2% administrative fee. Entrée’s 20% attributable portion of the operating costs on a per tonne milled basis averages $23.35 over the LOM.

Based on the above inputs, Wood completed an economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV Property using both pre-tax and after-tax discounted cash flow analysis. The economic analysis has been prepared using the following long-term metal price estimates: copper at $3.00/lb; gold at $1,300.00/oz and silver at $19.00/oz.

Entrée’s 20% attributable portion of pre-tax cash flow is $2,078 million and after-tax cash flow is $1,522 million. Entrée’s 20% attributable portion of after-tax cash flow using NPV@8% is $278 million. A summary of the production and financial results for Entrée’s 20% attributable portion are shown in Table 14. Mine site cash costs, C1 cash costs, and all-in sustaining costs for Entrée’s 20% attributable portion are shown in Table 15. IRR and payback are not presented because with 100% financing, neither is applicable.

The NPV@8% pre-tax and after-tax sensitivity to Heruga for Entrée’s 20% attributable portion is relatively small, since Heruga’s NPV@8% pre-tax and after-tax is approximately $1.8 million and $1.5 million respectively.

Table 14 – 2018 PEA Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

	Units	Item
LOM processed material (Entrée/Oyu Tolgoi JV Property)
Subset of Indicated mineral resources in the 2018 PEA mine plan		113 Mt grading 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)

Subset of Inferred mineral resources in the 2018 PEA mine plan		708 Mt grading 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)

Copper recovered	Mlb	10,497
Gold recovered	koz	9,367
Silver recovered	koz	45,378
Entrée’s attributable portion financial results
LOM cash flow, pre-tax	$M	2,078
NPV@5%, after-tax	$M	512
NPV@8%, after-tax	$M	278
NPV@10%, after-tax	$M	192

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.

2.	The Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

3.	Figures have been rounded.

Table 15 – 2018 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average
Mine site cash cost	$/lb payable copper	1.66
TC/RC, royalties and transport	$/lb payable copper	0.32
Total cash costs before credits	$/lb payable copper	1.97
Gold credits	$/lb payable copper	1.22
Silver credits	$/lb payable copper	0.08
Total cash costs after credits	$/lb payable copper	0.68
Total all-in sustaining costs after credits	$/lb payable copper	1.83

Sensitivity Analysis

Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs. Figure 8 shows the after-tax sensitivity results for NPV@8% for Entrée’s 20% attributable portion. The copper grade sensitivity generally mirrors the copper price.

Figure 8 – 2018 PEA After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Wood, 2017.

Recommendations

Wood was not given access by OTLLC to information on the portions of the Oyu Tolgoi project that Entrée does not have an ownership interest in, with the exception of:

•	Information on, and site visits to the process plant, TSF, and underground access development.

•	Access to OTLLC operations site personnel to discuss information relevant to Entrée’s joint venture interest in the Entrée/Oyu Tolgoi JV Property.

Wood is therefore not in a position to make meaningful recommendations for further work for areas other than exploration and strategic planning expansion scenarios.

A work program is recommended for the Entrée/Oyu Tolgoi JV Property in the area of the Castle Rock and Southeast IP targets, and is termed the Phase 1 work program. Drilling should be considered for Hugo North Extension Lift 2 (Phase 2 work program). Strategic planning expansion scenario evaluations should also be conducted during the Phase 2 work program. The Phase 2 work program is independent of the Phase 1 work program, and the two work program phases could be conducted concurrently.

In the Phase 1 work program, eight widely-spaced core holes for each of the Castle Rock and Southeast IP targets drilled to depths averaging about 400 m, for a total program of 16 core holes totaling 6,400 m, are recommended to test these targets. The exact locations and depths of the holes should be determined through a detailed review of the existing exploration results, and access considerations. Assuming an all-in drilling cost of $275/m, the proposed program is estimated at $1.75 million.

For the Phase 2 work program, Wood recommends an infill drill campaign be conducted within Lift 2 of the Hugo North Extension deposit with the objective of potentially converting the Inferred mineral resources to higher confidence categories. A drill program could also be conducted to investigate a potential further northern continuation of the mineralized zone. These targets are best tested from underground drill stations. Access to any such suitable underground drill stations will not be available until 2021 at the earliest. Therefore, it is not considered to be currently feasible to provide a meaningful drill layout or budget for such programs.

Turquoise Hill’s 2016 Oyu Tolgoi Technical Report published multiple development options for Oyu Tolgoi including a plant expansion to 50 Mt/a, 100 Mt/a, and 120 Mt/a. Wood recommends that Entrée independently complete strategic planning expansion scenarios as part of the Phase 2 work program in order to understand the impact to value that these scenarios could bring to Entrée. This work could be completed at a cost of approximately $150,000 to $200,000.

NON-MATERIAL PROPERTIES

Entrée has interests in other non-material properties in Australia and Peru as follows. For additional information regarding these non-material properties, including Entrée’s ownership interest and obligations, see "Item 5. Operating and Financial Review and Results – A. Operating Results" below.

•	Blue Rose Joint Venture, Australia. Entrée has a 56.53% interest in the Blue Rose joint venture ("Blue Rose JV") to explore for minerals other than iron ore on Exploration Licence 6006 ("EL 6006"), with Giralia Resources Pty Ltd, a subsidiary of Hancock Prospecting Pty Ltd, retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited ("FML"), a subsidiary of Lodestone Equities Limited ("Lodestone") pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the "Deed") with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

•	Royalty Pass-Through Payments, Cañariaco Project Royalty, Peru. In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) ("Candente") a 0.5% NSR royalty (the "Cañariaco Project Royalty") on Candente's 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

On June 8, 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty ("Royalty Pass-Through Payments") as follows:

o	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;

o	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

o	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

The Cañariaco copper project includes the Cañariaco Norte copper-gold-silver porphyry deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde porphyry prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi JV Property – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgui mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (HNE) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of Lift 1 of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto, with first development production from the Entrée/Oyu Tolgoi JV Property expected in 2021. While Entrée is not currently aware of any expected delays to development production or initial block cave production from Lift 1 of HNE resulting from delays to individual activities at the Oyu Tolgoi project, Entrée will evaluate any information made available to it by Rio Tinto or OTLLC as the definitive estimate review and Feasibility Study progress and will update the market accordingly. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The first two phases of the Oyu Tolgoi project are fully financed, with the Oyut open pit mine on the Oyu Tolgoi mining licence (Phase 1) currently in production and construction of Lift 1 of the Hugo North/Hugo North Extension underground block cave (Phase 2) currently in progress.

Our financial statements for the years ended December 31, 2018 and 2017 have been prepared in accordance with IFRS. The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The Company’s expected 2019 full year expenditures, which include Mongolian site management and compliance costs, is between $1.2 million and $1.5 million.

Critical Accounting Policies and Use of Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Significant estimates and judgements used in the preparation of these consolidated financial statements include: plan of arrangement – fair value of net assets distributed; determination of functional currencies; recoverable amount of property and equipment; title to mineral properties; share-based compensation; and income taxes. Estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Plan of arrangement – fair value of net assets distributed

On May 9, 2017, the Company completed the Arrangement under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly held the Ann Mason Project in Nevada and the Lordsburg property in New Mexico to Mason Resources. Accounting for this transaction involves critical judgements and estimates in determining the fair value of the net assets distributed. In performing an analysis, the Company relied on Mason Resources’ share price to calculate the fair value of net assets transferred.

Determination of functional currencies

The determination of the Company’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of each individual entity within the group. The Company reconsiders the functional currencies used when there is a change in events and conditions considered in determining the primary economic environment of each entity.

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s statement of financial position and results of operations.

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether the Company is more likely than not able to benefit from these tax losses and temporary differences. Changes in the timing of project completion, economic conditions, metal prices and other factors having an impact on future taxable income streams could result in revisions to the estimates of benefits to be realized or the Company’s assessments of its ability to utilize tax losses before expiry. These revisions could result in material adjustments to the consolidated financial statements.

Share-based compensation

The Company uses the Black-Scholes option pricing model for the valuation of share-based compensation. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and reserves.

Changes in Accounting Policies

The annual consolidated financial statements for the year ended December 31, 2018 contained in this Annual Report are the Company’s first consolidated financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. Due to the requirement to present comparative financial information, the Transition Date is January 1, 2017.

Note 21 – "First Time Adoption of IFRS" to the annual consolidated financial statements for the year ended December 31, 2018 included in this Annual Report provides more detail on the key differences between accounting principles generally accepted in the United States of America ("U.S. GAAP") (its previous GAAP) and IFRS, the accounting policy decisions, and the application of IFRS 1, First Time Adoption of International Financial Reporting Standards.

Transitional financial impact

On adoption of IFRS, the Company has adjusted amounts previously presented in the consolidated financial statements prepared in accordance with U.S. GAAP.

The impact of the transition to IFRS on net loss and comprehensive loss is outlined in the table below:

Reconciliation of net loss and comprehensive loss	December 31, 2017
Net loss and comprehensive loss under U.S. GAAP	$5,680
IFRS adjustments to net loss and comprehensive loss:
Loss on the Arrangement	33,416
Foreign currency translation adjustment	(797)
Total net loss and comprehensive loss under IFRS	$38,299

The impact of the transition to IFRS on the statements of financial position is outlined in the table below:

	US GAAP December 31, 2017	Effects of transition to IFRS	IFRS December 31, 2017
Shareholders’ equity (deficiency)
Share capital	139,689	32,619	172,308
Reserves	22,175	-	22,175
Accumulated other comprehensive income (loss)	5,230	(6,914)	(1,684)
Deficit	(191,583)	(25,705)	(217,288)
Total shareholders’ equity (deficiency)	(24,489)	-	(24,489)
Total liabilities and shareholders’ equity (deficiency)	$8,257	$-	$8,257

There were no changes to the net cash used in/from operating, financing or investing activities.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, and the related notes thereto, which have been prepared in accordance with IFRS. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report. This discussion contains "forward-looking statements" that are subject to risk factors set out under the heading "Item 3. Key Information – D. Risk Factors". See "Cautionary Note Regarding Forward-Looking Statements" above.

The Company’s operating results for the two years ended December 31, 2018 and 2017 are summarized as follows:

	Three months ended December 31		Years ended December 31
	2018	2017	2018	2017
Expenses
Exploration	$38	$95	$175	$332
General and administration	202	259	1,145	1,656
Share-based compensation	453	441	506	678
Depreciation	5	6	22	20
Other	-	-	(13)	192
Operating loss	698	801	1,835	2,878
Unrealized loss on investments	1	-	73	-
Foreign exchange loss (gain)	145	26	287	(380)
Interest expense, net	50	49	196	171
Loss from equity investee	66	57	175	215
Deferred revenue finance costs	2,985	-	2,985	-
Gain (loss) on sale of mining property interest	8	-	(353)	-
Loss on the Arrangement	-	-	-	33,627
Operating loss before income taxes	3,953	933	5,198	36,511
Income tax recovery	-	-	-	(72)
Net loss from continuing operations	3,953	933	5,198	36,439
Net loss from discontinued operations	-	-	-	176
Net loss	3,953	933	5,198	36,615
Foreign currency translation adjustment	(2,576)	(23)	(3,372)	1,684
Net loss and comprehensive loss	$1,377	$910	$1,826	$38,299
Net loss per common share
Basic and fully diluted
Continuing operations	$(0.02)	$(0.01)	$(0.03)	$(0.21)
Discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Total assets	$7,432	$8,257	$7,432	$8,257
Total non-current liabilities	$46,835	$32,499	$46,835	$32,499
Working capital(1)	$6,788	$7,203	$6,788	$7,203

(1)     Working capital is defined as Current Assets less Current Liabilities.

Operating Loss:

During the year ended December 31, 2018, the Company’s operating loss was $1.8 million compared to $2.9 million for the year ended December 31, 2017.

Exploration costs in 2018 included expenditures of $0.1 million for administration costs in Mongolia compared to $0.2 million in the comparative 2017 period. Holding costs on all other properties in 2018 and 2017 were insignificant.

Overall, general and administration expenditures in 2018 were 31% lower compared to the same period in 2017 due to the reduction in corporate overhead costs in 2018.

Share-based compensation expense in 2018 was 25% lower compared to the same period in 2017 due partly to adjustments made in 2017 relating to the Arrangement with Mason Resources.

Non-operating Items:

During 2018, the Company adopted IFRS, disposed of its Cañariaco Project Royalty to Anglo Pacific and commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project. As a result, there were some significant non-cash items recognized in profit and loss.

Upon the adoption of IFRS, the Company was required to recognize a non-cash loss of $33.6 million on the spin-out of the U.S.-based assets to Mason Resources in 2017, which was the main difference between 2018 and 2017 results. The Company also adopted IFRS 15 – Revenue from Contracts with Customers, which required the Company to record non-cash finance costs related to the deferred revenue balance, specifically the Sandstorm stream, during the year.

In addition, the Company recognized a gain on the sale of the Cañariaco Project Royalty in 2018 and subsequent to the sale, the Company recognized an unrealized loss on held-for-trading investments ("HFT investments") which was related to the holding of Anglo Pacific common shares. As Entrée completed this transaction in 2018, there was no amount in comparative periods.

The foreign exchange loss of $0.3 million in 2018 was primarily the result of movements between the C$ and US$ as the Company holds its cash in both currencies.

Interest expense (net) was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The loss from equity investee was related to exploration costs on the Entrée/Oyu Tolgoi JV Property. Effective January 1, 2018, the Company commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project. As a result, the loss from equity investee was lower in 2018 compared to 2017 due to the change in this accounting policy.

Net loss from discontinued operations was due to the Arrangement that was completed during second quarter 2017 and the amount was related to exploration costs of the U.S.-based assets that were spun-out to Mason Resources.

Aside from the adjustment to the deferred revenue balance mentioned above, the total assets and total non-current liabilities as at December 31, 2018 were comparable to the balances at December 31, 2017.

REVIEW OF OPERATIONS

MONGOLIA

Entrée/Oyu Tolgoi JV Project

No significant exploration has been completed by OTLLC on the Entrée/Oyu Tolgoi JV Property since February 2013 and work planned for 2019 has not yet been finalized.

Since formation, and as of December 31, 2018, the Entrée/Oyu Tolgoi JV has expended approximately $31.2 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2018, OTLLC has contributed on Entrée’s behalf the required cash participation amount equal to 20% of the $31.2 million incurred to date, plus accrued interest at prime plus 2%, for a total of $8.4 million.

For the three months ended December 31, 2018 and December 31, 2017, Entrée expenses related to Mongolian operations were not significant. For the full year ended December 31, 2018, expenses related to Mongolian operations were $0.1 million compared to $0.2 million for the 2017 year. In 2018, these costs represented in-country administration expenses. In 2017, the expenses related to similar expenditure items and also included consulting costs related to 2018 Technical Report preparation.

AUSTRALIA

Blue Rose JV

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Hancock Prospecting Pty Ltd, retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by FML, a subsidiary of Lodestone pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into the Deed with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

Expenditures in 2018 were minimal and related to administrative costs in Australia.

INVESTMENTS

At December 31, 2018, the Company owned 478,951 common shares of Anglo Pacific, a public company listed on the London Stock Exchange ("LSE") and the TSX.

The common shares have been categorized as fair value through profit and loss ("FVTPL") and any revaluation gains and losses in fair value are included in the statement of comprehensive loss. The fair value of the common shares is determined based on the closing price on the LSE at each period end.

In August 2015, the Company acquired from Candente the Cañariaco Project Royalty on Candente's 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

On June 8, 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to the Royalty Pass-Through Payments as follows:

•	20% of any Cañariaco Project Royalty payment received for any calendar quarter up to and including December 31, 2029;

•	15% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

•	10% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of nil to the Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

The Company recognized a gain on the sale of the Cañariaco Project Royalty of $0.4 million as at June 8, 2018 as outlined below.

Consideration received	$1,000
Mineral property interest cost - Cañariaco Project Royalty	(532)
Transaction costs	(115)
Gain on sale	$353

The fair value of the common shares received was determined based on the trading price at GBP1.57 ($2.09) per common share.

Subsequent to the end of the year, the Company disposed of all its investment in common shares of Anglo Pacific for net proceeds of $1.0 million.

B.	Liquidity and Capital Resources

	Year ended December 31
	2018	2017
Cash flows used in operating activities
- Before changes in non-cash working capital items	$(1,243)	$(3,144)
- After changes in non-cash working capital items	(777)	(2,996)
Cash flows from financing activities	165	5,237
Cash flows used in investing activities	(126)	(8,943)
Net cash outflows	(738)	(6,702)
Effect of exchange rate changes on cash	(176)	379
Cash balance	$6,154	$7,068
Cash flows used in operating activities per share
- Before changes in non-cash working capital items	$(0.01)	$(0.02)
- After changes in non-cash working capital items	$(0.00)	$(0.02)

Cash flows after changes in non-cash working capital items in 2018 were 74% lower than 2017 due mainly to one-time restructuring costs in 2017 and the additional receipt of the final payments associated with the Administrative Services Agreement, which was terminated in December.

Cash flows from financing activities were lower in 2018 compared to 2017 due to $5.2 million received from the Non-Brokered Private Placement which closed in Q1 2017.

Cash flows used in investing activities were lower in 2018 compared to 2017 due to the transfer of $8.8 million to Mason Resources in Q2 2017 as a capital contribution in connection with the Arrangement.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2018 was approximately $6.8 million with a cash balance of approximately $6.1 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period and up to the time when the Company expects the Entrée/Oyu Tolgoi JV Property will commence production. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Capital Resources

Entrée had no commitments for capital assets at December 31, 2018.

At December 31, 2018, Entrée had working capital of $6.8 million compared to $7.2 million as at December 31, 2017.

Share Capital

The Company’s authorized share capital consists of unlimited Common Shares without par value. At December 31, 2018, the Company had 174,806,820 Common Shares issued and outstanding.

Share options

As at December 31, 2018, the Company had 8,710,000 stock options outstanding, of which 8,685,000 had vested and were exercisable.

For the year ended December 31, 2018, the total share-based compensation charges relating to 2,290,000 options granted to officers, employees, directors and consultants was $0.5 million.

Share purchase warrants

At December 31, 2018, 9,264,735 Replacement Warrants were outstanding.

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

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the results of exploration and development programs on the Company’s material assets.

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, investments, receivables, deposits, accounts payable and accrued liabilities, and loan payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies, but historically it has incurred the majority of its exploration costs in foreign currencies.

E.	Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for the contractual obligation noted below.

F.	Tabular Disclosure of Contractual Obligations

The following table lists, as at December 31, 2018, in thousands of United States dollars, the Company’s contractual obligations. Entrée is committed to make lease payments totalling $0.4 million over its four-year year office lease in Vancouver, Canada.

	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
Office lease	$106	$315	$Nil	$Nil	$421
Total	$106	$315	$Nil	$Nil	$421

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and executive officers. The directors were elected by the Company’s shareholders on May 23, 2018 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

The Board adopted a majority voting policy in May 2013. If the number of shares "withheld" from voting for the election of a nominee is greater than the number of shares voted "for" his or her election, the director must submit his or her resignation to the Non-Executive Chair of the Board promptly after the shareholders’ meeting. The Corporate Governance and Nominating Committee of the Board (the "CGNC") will consider the resignation and will recommend to the Board whether or not to accept it. After considering the recommendations of the CGNC, the Board will make its decision as to whether to accept or reject the resignation in question and the Company will announce the Board’s decision, including any reasons for the Board not accepting a resignation, within 90 days following the shareholders’ meeting. The policy does not apply if there is a contested director election or where the election involves a proxy battle.

The Company’s Board consists of six directors. The following is a brief account of the education and business experience of each director and executive officer, indicating each person’s principal occupation during the last five years.

Mark Bailey, Non-Executive Chairman and Director, 70

Mr. Bailey has been a director of the Company since June 28, 2002. On February 5, 2018, Mr. Bailey was appointed Non-Executive Chair of the Company.

Mr. Bailey is a mining executive and registered professional geologist with 40 years of industry experience. Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. ("Minefinders"), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp. Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals. Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC. Mr. Bailey is currently a director of Fiore Gold Ltd. and Core Gold Inc. and was a director of Mason Resources until its acquisition by Hudbay.

James Harris, Director, 67

Mr. Harris has been a director of the Company since January 29, 2003, served as the Company’s Non-Executive Chair between March 15, 2006 and June 27, 2013 and served as the Company’s Non-Executive Deputy Chair between June 27, 2013 and February 28, 2015.

Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years’ experience in Canada and internationally. He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange. Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute accredited Director. Mr. Harris has also completed a graduate course in business at the London School of Economics. Mr. Harris was a director of Mason Resources until its acquisition by Hudbay.

Alan Edwards, Director, 61

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 35 years of diverse mining industry experience. He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance). Mr. Edwards is currently the President of AE Resources Corp., an Arizona based company. Mr. Edwards is a director of Detour Gold Corporation, Americas Silver Corporation and Orvana Minerals Corp. He served as the Non-Executive Chair of the Board of Mason Resources until its acquisition by Hudbay. He also served as the non-executive Chairman of Rise Gold Corp. from April 2017 to September 2018, AQM Copper Inc. from October 2011 to January 2017 and AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015. Mr. Edwards served as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He also previously served as President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corporation, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation, where he directed the engineering, construction and development of the San Cristobal project in Bolivia. Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Anna Stylianides, Director, 53

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

Ms. Styliandes was most recently the Executive Chairman of Eco Oro Minerals Corp. ("Eco Oro"), a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and is currently a director of Eco Oro, Sabina Gold & Silver Corp., Capfin Partners, LLC, Altius Minerals Corporation and the Fraser Institute.

Michael Price, Director, 63

Dr. Price has been a director of the Company since February 5, 2018.

Dr. Price has over 35 years of experience in mining and mining finance. He is currently a Non-Executive Director of Eldorado Gold Corp. and Asanko Gold Inc. and is the London Representative of Resource Capital Funds. During his career, Dr. Price has served as Managing Director, Joint Global Head of Mining and Metals, Barclays Capital, Managing Director, Global Head of Mining and Metals, Societe Generale and Head of Resource Banking and Metals Trading, NM Rothschild and Sons. Dr. Price has B.Sc. and Ph.D. qualifications in Mining Engineering from University College Cardiff and he has a Mine Manager’s Certificate of Competency (South Africa).

Stephen Scott, President, Chief Executive Officer and Director, 58

Mr. Scott was appointed to the position of Interim Chief Executive Officer on November 16, 2015. He was appointed to the positions of President, Chief Executive Officer and director on April 1, 2016.

Mr. Scott has thirty years of global experience in all mining industry sectors. Before joining Entrée, he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, Mr. Scott held various global executive positions with Rio Tinto including General Manager Commercial, Rio Tinto Copper and President and Director of Rio Tinto Indonesia. He is an experienced public company director having served as an independent director on the boards of a number of TSX and AIM listed public mining companies. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia. Mr. Scott was also the President, Chief Executive Officer and a director of Mason Resources until its acquisition by Hudbay.

Duane Lo, Chief Financial Officer, 45

Mr. Lo was appointed to the position of Interim Chief Financial Officer on April 1, 2016 and was appointed to the position of Chief Financial Officer on November 1, 2016.

Mr. Lo has almost 20 years of experience in accounting and financial management, the majority of which has been spent in the financing, management and administration of mining operations and development projects in Brazil, Africa and other jurisdictions. Mr. Lo was also the Chief Financial Officer of Mason Resources until its acquisition by Hudbay. He was previously the Executive Vice President and Chief Financial Officer of Luna Gold Corp. and Corporate Controller for First Quantum Minerals Ltd. Mr. Lo was also employed at Deloitte in the assurance and advisory practice. He holds a Chartered Professional Accountant, Chartered Accountant (CPA, CA) designation from the Institute of Chartered Accountants of British Columbia. Mr. Lo is currently a director of Fengro Industries Corp. and Golden Ridge Resources Ltd.

Susan McLeod, Vice President, Legal Affairs and Corporate Secretary, 47

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010 and was appointed Corporate Secretary on November 22, 2010.

Ms. McLeod was also the Chief Legal Officer and Corporate Secretary of Mason Resources until its acquisition by Hudbay. Prior to joining Entrée, Ms. McLeod was in private practise in Vancouver, Canada since 1997, most recently with Fasken Martineau DuMoulin LLP (from 2008 to 2010) and P. MacNeill Law Corporation (from 2003 to 2008). She has worked as outside counsel to public companies engaged in international mineral exploration and mining. She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements. Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia and is a member of the Law Society of British Columbia.

Robert Cinits, Former Vice President, Corporate Development, 57

Mr. Cinits was the Company’s Vice President, Corporate Development between January 1, 2014 and January 1, 2019. Prior to that, he was the Company’s Vice President, Technical Services from June 27, 2013 to December 31, 2013, and the Company’s Director of Technical Services from July 2011 to June 26, 2013.

Mr. Cinits has extensive experience in project management and development and geological consulting.  He was also the Chief Operating Officer of Mason Resources until its acquisition by Hudbay. Prior to joining the Company, Mr. Cinits was the Chief Operating Officer for MinCore Inc., a private, Toronto-based exploration company with projects in Sinaloa, Mexico, from 2007 to 2011.  From 2003 through 2006, Mr. Cinits worked for AMEC as the Manager of Geology and Mining for the Lima Peru office.  He was involved in numerous feasibility and prefeasibility studies, as well as PEAs, resource estimates and mine and project audits/reviews throughout South America and other locations worldwide.  Mr. Cinits has also worked for several consulting groups and junior mining companies since 1985.  Mr. Cinits holds a Bachelor of Science degree in Geology from the University of Toronto and is a member of Engineers and Geoscientists, British Columbia and the Society of Economic Geologists.

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

The majority of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company’s Code of Business Conduct and Ethics (the "Code of Ethics") sets out the Company’s internal policy regarding the avoidance of any relationship which could create a conflict of interest and the disclosure of such relationships and conflicts. The Code of Ethics also offers specific guidance in respect of certain conflict of interest situations.

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

As at December 31, 2018, the end of the most recently completed financial year of the Company, the Company had four NEOs.

Compensation Discussion and Analysis

The Compensation Committee of the Board typically meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding executive officer compensation. The general objectives of the Company’s compensation strategy are to (a) compensate executive officers in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the fact that the Company is without a history of earnings, current market and industry circumstances and the Company’s ability to raise capital.

In the course of its annual compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, the CEO’s recommendations with respect to compensation of other executive officers, the extent to which corporate goals have been achieved, the Company’s overall performance, awards given to executive officers in prior years, and general market conditions and economic outlook.

The Compensation Committee generally considers three elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance and an award of long-term incentive stock options. Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option-based compensation represent compensation that is "at risk" depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company. No specific formula has been developed to assign a specific weighting to each of these components. Rather, the Compensation Committee focuses on ensuring that the total compensation package for each executive officer meets the general objectives of the Company’s compensation strategy.

Base salary is used to provide executive officers a set amount of money during the year with the expectation that each executive officer will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company. Generally, the Compensation Committee makes recommendations regarding each executive officer’s base salary for the upcoming year after taking multiple factors into account, including the overall performance of the Company, general market performance and economic outlook, base salaries paid to executive officers of comparable companies, the performance of the executive officer, and the executive officer’s experience level and responsibilities.

The awarding of incentive stock options provides a link between executive officer compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether an award of long-term incentive stock options is appropriate, and if so, the number of options that should be awarded, the Compensation Committee will consider, among such other factors as it may deem relevant, the value in securities of the Company that the Compensation Committee intends to award as compensation, current and expected future performance of the executive officer, the potential dilution to shareholders and the cost to the Company, previous awards made to the executive officer and the limits imposed by the terms of the Company’s Stock Option Plan (the "Plan") and the TSX. The Company considers the awarding of incentive stock options to be a particularly important element of compensation as it allows the Company to encourage and reward each executive officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option awards, including vesting provisions and exercise prices, are determined by the Board at the time of award, subject to the limits imposed by the terms of the Plan.

Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to executive officers and if so, in what amount. The extent to which management has achieved goals for the year will be evaluated by the Compensation Committee and the Board, and the actual amount of discretionary cash bonuses that will be paid out, if any, will be recommended by the Compensation Committee and approved by the Board in its discretion based upon that evaluation.

Administrative Services Agreement with Mason Resources

Effective May 9, 2017, the Company entered into an Administrative Services Agreement with Mason Resources (the "Administrative Services Agreement"), pursuant to which the Company provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. Mason Resources terminated the Administrative Services Agreement on December 19, 2018, concurrently with the closing of the acquisition of Mason Resources by Hudbay.

During the term of the Administrative Services Agreement, Mason Resources’ executive officers did not receive salaried compensation from Mason Resources. Instead Mason Resources had sufficient access to and the use of the Company’s executive officers to enable Mason Resources to achieve its corporate goals and objectives. The Company was the sole employer and was responsible for paying 100% of executive officer salaries for services provided by executive officers to both the Company and Mason Resources. The Company then invoiced Mason Resources for its proportionate share of actual costs for the executive officers, including base salary, benefits, vacation pay, perquisites, professional memberships and continuing education expenses. The Company could also propose discretionary cash bonuses to be allocated between the Company and Mason Resources to reward exceptional service by executive officers to Mason Resources and the Company, taken as a whole.

2018 Assessments

In February 2018, the Compensation Committee met to assess the performance of the Company and management as a whole. Key corporate goals set by management, approved by the Board and achieved since February 2017 included:

•	completing the spin-out of the Ann Mason Project and Lordsburg property by way of the Arrangement, into a new public company listed for trading on the TSX and the OTCQB;

•	engaging Wood to complete the 2018 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property in Mongolia;

•	raising investor awareness of the Company’s key asset; and

•	further initiatives to reduce the Company’s cash burn rate, including by entering into the Administrative Services Agreement, ensuring that the Company is positioned to meet all challenges as they emerge and at the same time identify strategic growth opportunities with the potential to deliver value to the Company and its shareholders.

Following its assessment, the Compensation Committee determined that it was appropriate to recommend to the Board that discretionary cash bonuses be awarded to the NEOs. The award was approved by the Board on February 27, 2018. The Company proposed to Mason Resources that the cost of the discretionary cash bonuses be allocated between the Company and Mason Resources to reward exceptional service by the NEOs to Mason Resources and the Company over the previous year, taken as a whole. As the NEOs were principally focussed on completing the Arrangement until May 2017 and the NEOs spent 50% of their time providing services to Mason Resources therafter, the parties agreed that it was appropriate to allocate 50% of the cost of the discretionary cash bonuses to Mason Resources as follows:

NEO	Total Bonus Paid to NEO (C$)	Amount of Bonus Allocated to Mason Resources (C$)
Stephen Scott	$80,000	$40,000
Duane Lo	$36,000	$18,000
Susan McLeod	$40,000	$20,000
Robert Cinits	$36,000	$18,000

In December 2018, the Compensation Committee met to discuss executive officer compensation for 2019 and determined that no salary increases or discretionary cash bonuses should be recommended to the Board at that time.

In connection with the appointment of Stephen Scott as Interim CEO in November 2015, the Company agreed to grant to Mr. Scott, as an inducement for his service, up to 500,000 Common Shares (the "Bonus Shares"). Under the terms of Mr. Scott’s employment agreement with the Company, as amended, the Bonus Shares were issuable at the discretion of the Board, based on the achievement of the Company’s strategic direction or the achievement of one or more fundamental transactions, provided the Bonus Shares would not be issued and Mr. Scott would have no entitlement to receive any of the Bonus Shares after December 31, 2018. The grant was made outside the Company’s existing shareholder approved equity incentive plans and was approved by the independent members of the Board as a material inducement to Mr. Scott’s employment in reliance upon section 711(a) of the NYSE American Company Guide. The Company could, at its option, satisfy any obligation to issue Bonus Shares by making a cash payment to Mr. Scott equivalent to the then market price of the Bonus Shares. The Board authorized the issuance of 100,000 Bonus Shares to Mr. Scott effective May 5, 2017, immediately prior to completion of the Arrangement. At its meeting in December 2018, the Compensation Committee noted that no further Bonus Shares could be issued to Mr. Scott under the terms of his employment agreement with the Company, as amended. The Compensation Committee further noted that in the event Management achieves one or more fundamental transactions during 2019, the Compensation Committee would re-consider the award of discretionary cash bonuses to executive officers, including a cash bonus of up to C$200,000 to Mr. Scott.

Management has also annually proposed, and the Compensation Committee has recommended, option awards for directors, officers, employees and consultants of the Company, as a means of rewarding performance without depleting the Company’s treasury.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award. The Board did not exercise this discretion in 2018 with respect to any NEO.

In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company’s executive compensation policies, philosophy and practices. As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for executive officers is "at risk" and only realized through the performance of the Company over both the short-term and long-term. The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking. Some of the key risk mitigating features include:

•	balanced design, between fixed and variable pay and between short-term and long-term incentives; and

•	a greater reward opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained performance over time.

The Company does not permit its executive officers or directors to hedge any of the equity compensation granted to them.

Compensation Governance

The Compensation Committee is composed of Mark Bailey (chair), James Harris and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 – Audit Committees ("NI 52-110") and under Section 803A of the NYSE American Company Guide. Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company’s compensation practices and policies. For a description of each committee member’s experience, see "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management" above.

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

The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of executive officers and directors. No compensation consultant or advisor has been retained by the Company, and no fees have been paid to a compensation consultant or advisor, in either of the Company’s two most recently completed financial years.

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2018, 2017 and 2016.

					Non-equity incentive plan compensation (US$)(2) (3)
Name and Principal Position	Year	Salary (US$)(3)	Share- based awards (US$)(4)	Option- based awards (1) (US$)	Annual incentive plans	Long- term incentive plans	Pension value (US$)	All other compensation (US$)(3)	Total compensation (US$)
Stephen Scott, President and CEO(5) (6)	2018	$236,860 (7)	Nil	$109,387	$58,642(7)	Nil	Nil	Nil	$404,890 (7)
	2017	$223,692(7)	$45,094	$78,934	$79,890	Nil	Nil	Nil	$427,610(7)
	2016	$156,401	Nil	$72,360	Nil	Nil	Nil	$39,100	$267,861
Duane Lo, CFO(8)	2018	$151,188 (9) (10)	Nil	$54,694	$26,389 (9)	Nil	Nil	Nil	$232,270 (9)
	2017	$179,753(9)	Nil	$48,575	$25,565	Nil	Nil	Nil	$253,893(9)
	2016	$27,929	Nil	$59,821	Nil	Nil	Nil	$78,945	$166,695
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2018	$184,724 (11)	Nil	$54,694	$29,321 (11)	Nil	Nil	Nil	$268,738 (11)
	2017	$201,323(11)	Nil	$54,646	$28,760	Nil	Nil	Nil	$284,729(11)
	2016	$187,682	Nil	$36,180	Nil	Nil	Nil	Nil	$223,862
Robert Cinits, Vice President, Corporate Development	2018	$184,724 (12)	Nil	Nil(13)	$26,389 (12)	Nil	Nil	Nil	$211,113 (12)
	2017	$201,323(12)	Nil	$48,575	$25,565	Nil	Nil	Nil	$275,463(12)
	2016	$187,682	Nil	$36,180	Nil	Nil	Nil	Nil	$223,862

(1)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(2)	The Company does not have a formal annual incentive program, however, bonuses are granted as determined by the Compensation Committee and approved by the Board on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.

(3)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2018 compensation to US$ is 1.3642 (2017 – 1.2517; 2016 – 1.3427).

(4)	Mr. Scott received 100,000 Bonus Shares on May 5, 2017. The fair value of the share-based award at the grant date is calculated using the closing price of the Company’s Common Shares on the TSX on May 5, 2017. The grant date fair value amount is then converted to United States currency using the rate quoted by the Bank of Canada as its daily average exchange rate for May 5, 2017 (1.3749).

(5)	Mr. Scott is also a director of the Company. Mr. Scott did not receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Scott as compensation for acting as a director.

(6)	Mr. Scott was appointed Interim CEO effective November 16, 2015 under an independent contractor agreement dated November 12, 2015. His consulting fee is reported as Other Compensation. Mr. Scott was appointed President and CEO effective April 1, 2016 under an employment agreement of even date.

(7)	Mr. Scott was also the President and CEO of Mason Resources until its acquisition by Hudbay. The Company is Mr. Scott’s employer and was responsible for paying 100% of Mr. Scott’s salary for his services to both the Company and Mason Resources, which is reported in "Salary" above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between May 9, 2017 (the effective date of the Arrangement) and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Mr. Scott’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Mr. Scott’s salary, bonus and benefits during that period.

(8)	Mr. Lo was appointed Interim CFO effective April 1, 2016 under an independent contractor agreement of even date. His consulting fee is reported as Other Compensation. Mr. Lo was appointed CFO effective November 1, 2016 under an employment agreement of even date.

(9)	Mr. Lo was also the CFO of Mason Resources until its acquisition by Hudbay. The Company is Mr. Lo’s employer and was responsible for paying 100% of Mr. Lo’s salary for his services to both the Company and Mason Resources, which is reported in "Salary" above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between May 9, 2017 (the effective date of the Arrangement) and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Mr. Lo’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Mr. Lo’s salary, bonus and benefits during that period.

(10)	Effective October 1, 2018, Mr. Lo began to provide part-time (65%) services to the Company at an annual salary of C$150,000.

(11)	Ms. McLeod was also the Chief Legal Officer and Corporate Secretary of Mason Resources until its acquisition by Hudbay. The Company is Ms. McLeod’s employer and was responsible for paying 100% of Ms. McLeod’s salary for her services to both the Company and Mason Resources, which is reported in "Salary" above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between May 9, 2017 (the effective date of the Arrangement) and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Ms. McLeod’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Ms. McLeod’s salary, bonus and benefits during that period.

(12)	Mr. Cinits was also the Chief Operating Officer of Mason Resources until its acquisition by Hudbay. The Company was Mr. Cinits’ employer and was responsible for paying 100% of Mr. Cinits’ salary for his services to both the Company and Mason Resources, which is reported in "Salary" above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between May 9, 2017 (the effective date of the Arrangement) and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Mr. Cinits’ time, and Mason Resources paid the Company 50% of the Company’s actual cost of Mr. Cinits’ salary, bonus and benefits during that period.

(13)	Mr. Cinits ceased to be the Vice President, Corporate Development of the Company effective January 1, 2019.

The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Stephen Scott	19-Dec-18	18-Dec-23	$0.55	500,000	C$1.36/US$1
	16-Oct-17	15-Oct-22	$0.52	325,000	C$1.25/US$1
	22-Nov-16	21-Nov-21	$0.42(1)	400,000	C$1.34/US$1
Duane Lo	19-Dec-18	18-Dec-23	$0.55	250,000	C$1.36/US$1
	16-Oct-17	15-Oct-22	$0.52	200,000	C$1.25/US$1
	22-Nov-16	21-Nov-21	$0.42(1)	250,000	C$1.34/US$1
	1-Apr-16	31-Mar-21	$0.39(1)	100,000	C$1.30/US$1
Susan McLeod	19-Dec-18	18-Dec-23	$0.55	250,000	C$1.36/US$1
	16-Oct-17	15-Oct-22	$0.52	225,000	C$1.25/US$1
	22-Nov-16	21-Nov-21	$0.42(1)	200,000	C$1.34/US$1
Robert Cinits	16-Oct-17	15-Oct-22	$0.52	200,000	C$1.25/US$1
	22-Nov-16	21-Nov-21	$0.42(1)	200,000	C$1.34/US$1

(1)	Pre-Arrangement exercise price.

The Company employs Stephen Scott as President and CEO under an employment agreement dated April 1, 2016, as amended. Under his employment agreement with the Company, Mr. Scott agreed to a temporary reduction in his annual salary to C$280,000 until December 31, 2017. Effective January 1, 2018, Mr. Scott’s salary was restored to its original rate of C$325,000 per annum. Under his employment agreement, Mr. Scott is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason (as defined below) within the one-year period following a Change of Control (as defined below), Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period. See "Item 6B. Directors, Senior Management and Employees – Compensation – Termination and Change of Control Benefits" below.

The Company employs Duane Lo part-time as Chief Financial Officer under an employment agreement dated November 1, 2016, as amended. Mr. Lo is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Lo otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Lo’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Lo will be entitled to a lump sum amount equal to 18 months’ salary based on his original full-time salary of C$225,000 per annum and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 18-month period (collectively, the "Lo Severance Amount"). See "Item 6. Directors, Senior Management and Employees – B. Compensation – Termination and Change of Control Benefits" below.

The Company employs Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended. Ms. McLeod is required to provide the Company with one month’s prior notice in the event she wishes to resign. The Company may terminate her employment without cause by providing her with a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that she would otherwise have received over the ensuing 18-month period (collectively, the "McLeod Severance Amount"). Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a Change of Control or as a result of conditions that amount to constructive dismissal. See "Item 6. Directors, Senior Management and Employees – B. Compensation – Termination and Change of Control Benefits" below.

The Company employed Robert Cinits as Vice President, Corporate Development under an amended and restated employment agreement dated June 26, 2014. Effective January 1, 2019 the Company terminated his employment without cause by providing him with twelve months’ salary. See "Item 6. Directors, Senior Management and Employees – B. Compensation – Termination and Change of Control Benefits" below.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)(2)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (#)
Stephen Scott	500,000	$0.30	November 15, 2020	$125,000	Nil	Nil
	400,000	$0.36	November 21, 2021	$76,000	Nil	Nil
	325,000	$0.52	October 15, 2022	$9,750	Nil	Nil
	500,000	$0.55	December 18, 2023	Nil	Nil	Nil

Duane Lo	100,000	$0.33	March 31, 2021	$22,000	Nil	Nil
	250,000	$0.36	November 21, 2021	$47,500	Nil	Nil
	200,000	$0.52	October 15, 2022	$6,000	Nil	Nil
	250,000	$0.55	December 18, 2023	Nil	Nil	Nil
Susan McLeod	225,000	$0.18	December 22, 2019	$83,250	Nil	Nil
	110,000	$0.28	December 3, 2020	$29,700	Nil	Nil
	200,000	$0.36	November 21, 2021	$38,000	Nil	Nil
	225,000	$0.52	October 15, 2022	$6,750	Nil	Nil
	250,000	$0.55	December 18, 2023	Nil	Nil	Nil
Robert Cinits	225,000	$0.18	December 22, 2019	$83,250	Nil	Nil
	110,000	$0.28	December 3, 2020	$29,700	Nil	Nil
	200,000	$0.36	November 21, 2021	$38,000	Nil	Nil
	200,000	$0.52	October 15, 2022	$6,000	Nil	Nil

(1)	Calculated using the closing price of the Company’s Common Shares on the TSX on December 31, 2018 (being the last trading day of 2018) of C$0.55 and subtracting the exercise price of in-the-money options.

(2)	Post-Arrangement exercise prices.

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)(2)
Stephen Scott	$0	Nil	$58,642
Duane Lo	$0	Nil	$26,389
Susan McLeod	$0	Nil	$29,321
Robert Cinits	$0	Nil	$26,389

(1)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s Common Shares on the award date) from the market price of the Company’s Common Shares on the date the option vested (being the closing price of the Company’s Common Shares on the TSX on the last trading day prior to the vesting date). $0 vested because all of the stock options vested in full on the award date.

(2)	Discretionary cash bonuses paid during 2018, 50% of which was recovered from Mason Resources under the Administrative Services Agreement.

The following table is a summary of options exercised by NEOs during the most recently completed financial year.

Name	Options Exercised(1)	Date Exercised	Exercise Price (C$)
Susan McLeod(2)	375,000	January 17, 2018	$0.47
	150,000	September 14, 2018	$0.26
Robert Cinits(3)	325,000	February 7, 2018	$0.47
	50,000	April 9, 2018	$0.27
	150,000	October 25, 2018	$0.26

(1)	Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving Common Shares to which the terminated option relates (the "Designated Shares"), receive the number of Common Shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

(2)	Ms. McLeod elected to terminate her options and received an aggregate 217,416 Common Shares.

(3)	Mr. Cinits elected to terminate his options and received an aggregate 178,492 Common Shares.

Termination and Change of Control Benefits

Stephen Scott

Under the terms of the employment agreement with Stephen Scott the Company may terminate Mr. Scott’s employment at any time without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period (the delivery of notice of termination of employment without cause or resignation with Good Reason being a "Severance Payment Triggering Event"). If a Change of Control had occurred on December 31, 2018, Mr. Scott would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Scott would have been entitled to a payment of approximately US$497,582 within 10 days of the Severance Payment Triggering Event. Mr. Scott would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

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

Susan McLeod

Under the terms of the employment agreement with Susan McLeod, the Company may terminate Ms. McLeod’s employment at any time without cause by providing Ms. McLeod with the McLeod Severance Amount. Ms. McLeod is also entitled to the McLeod Severance Amount should she elect to terminate her employment for Good Reason or should she elect to terminate her employment within 90 days of a Change of Control (in Ms. McLeod’s case, the delivery of notice of termination of employment without cause or the expiry of one month’s prior written notice of termination of employment for Good Reason or within 90 days of a Change of Control is a "McLeod Severance Payment Triggering Event").

If a Change of Control had occurred on December 31, 2018, Ms. McLeod would not have had an immediate benefit. If a McLeod Severance Payment Triggering Event had taken place, Ms. McLeod would have been entitled to a payment of approximately US$288,262 immediately upon the McLeod Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the McLeod Severance Payment Triggering Event.

Ms. McLeod would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Duane Lo

Under the terms of the employment agreement with Duane Lo, the Company may terminate his employment at any time without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Lo otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Lo’s employment is terminated without cause or Mr. Lo resigns for Good Reason within the one-year period following a Change of Control, Mr. Lo will be entitled to the Lo Severance Amount.

If a Change of Control had occurred on December 31, 2018, Mr. Lo would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Lo would have been entitled to a payment of approximately US$252,144 within 10 days of the Severance Payment Triggering Event.

Mr. Lo would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Robert Cinits

Under the terms of the employment agreement with Robert Cinits, the Company could terminate his employment at any time without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Cinits otherwise would receive over the working notice period (or a combination thereof). The agreement provided that in the event Mr. Cinits’ employment was terminated without cause or Mr. Cinits resigned for Good Reason within the one-year period following a Change of Control, Mr. Cinits would be entitled to a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 18-month period.

If a Change of Control had occurred on December 31, 2018, Mr. Cinits would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Cinits would have been entitled to a payment of approximately US$284,389 within 10 days of the Severance Payment Triggering Event.

Mr. Cinits’ employment with the Company was terminated without cause effective January 1, 2019. Mr. Cinits received a payment totaling US$199,359, equal to 12 months’ salary (US$184,724) and accrued vacation pay (US$14,636). Mr. Cinits continues to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

Director Compensation

Directors’ Fees

Annual directors’ fees are paid to non-executive directors to compensate them for the time and commitment required to act as directors of the Company, serve on standing committees of the Board, serve on ad hoc or special committees of the Board (if so requested by the Board) and act as Non-Executive Chair of the Board or chair of certain standing committees.

The annual base retainer payable to non-executive directors to compensate them for acting as directors of the Company is C$25,000. Lord Howard was paid a total of C$11,5841 in 2018, which includes the C$25,000 base retainer and additional compensation for acting as the Non-Executive Chair of the Board, pro-rated to his resignation on February 5, 2018. Commencing February 5, 2018, Mark Bailey received a fee of C$50,000 per annum, which includes the C$25,000 base retainer and additional compensation for acting as the Non-Executive Chair of the Board and the chair of the Compensation Committee.

The chair of the Audit Committee receives an additional cash retainer of C$12,500 per annum; and the chairs of the CGNC and Technical Committee each receive an additional cash retainer of C$5,250 per annum.

The directors are reimbursed for expenses incurred on the Company’s behalf.

The Compensation Committee will periodically review the adequacy and form of non-executive director compensation and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and report and make recommendations to the Board accordingly.

Incentive Stock Options

The awarding of incentive stock options provides a link between non-executive director compensation and the Company’s share price. It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value. Incentive stock options are an important component of non-executive director compensation for the Company, which doesn’t have any revenue making it difficult to pay larger cash retainers.

Stock options are generally awarded to non-executive directors when they join the Board and periodically thereafter. In making a determination as to whether an award of long-term incentive stock options is appropriate, and if so, the number of options that should be awarded, the Compensation Committee will consider, among such other factors as it may deem relevant, the value in securities of the Company that the Compensation Committee intends to award as compensation, current and expected future performance of the director, the potential dilution to shareholders and the cost to the Company, previous awards made to the director, option awards made to the Company’s executive officers and the limits imposed by the terms of the Plan and the TSX.

In December 2018, the Compensation Committee recommended that the Board award incentive stock options to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight. The Board approved the Compensation Committee’s recommendations, and in December 2018 awarded to each of the non-executive directors options to purchase 200,000 Common Shares at an exercise price of C$0.55 for five years. The terms and conditions of the awards, including vesting provisions and exercise prices, were determined by the Board at the time of award, in accordance with the terms and conditions of the Plan.

1Lord Howard’s compensation is negotiated and settled in British pounds sterling. The exchange rate used to convert 2018 compensation to C$ is 1.7376.

The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2) (3)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey(4)	$36,652	Nil	$44,755	Nil	Nil	Nil	$80,406
Alan Edwards	$22,174	Nil	$44,755	Nil	Nil	Nil	$65,929
James Harris	$22,174	Nil	$44,755	Nil	Nil	Nil	$65,929
Michael Howard(4)	$8,491	Nil	Nil	Nil	Nil	Nil	$8,491
Michael Price(4)	$18,326	Nil	$44,755	Nil	Nil	Nil	$62,081
Anna Stylianides	$27,489	Nil	$44,755	Nil	Nil	Nil	$71,244

(1)	In addition to being a director of the Company Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s compensation, please refer to the Summary Compensation Table above.

(2)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rate for the purpose of the grants in this table is presented in Note 3 below and is based on the conversion rate on the date of grant as supplied by the Bank of Canada.

(3)	Options were awarded on December 19, 2018 with an exercise price of C$0.55 expiring on December 18, 2023. The exchange rate used to convert the value of the option based awards from C$ to US$ is 1.3642.

(4)	Lord Howard retired as Non-Executive Chair of the Board and a director of the Company effective February 5, 2018. Effective February 5, 2018, Mark Bailey was appointed Non-Executive Chair of the Board, and Michael Price was appointed as a director of the Company to fill the vacancy created by Lord Howard’s retirement.

The following table is a summary of all option-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year. There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in- the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey(4)	100,000	$0.18	December 22, 2019	$37,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$20,250	Nil	Nil
	200,000	$0.36	November 21, 2021	$38,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$4,500	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
Alan Edwards	100,000	$0.18	December 22, 2019	$37,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$20,250	Nil	Nil
	200,000	$0.36	November 21, 2021	$38,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$4,500	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
James Harris	100,000	$0.18	December 22, 2019	$37,000	Nil	Nil
	150,000	$0.28	December 3, 2020	$40,500	Nil	Nil
	200,000	$0.36	November 21, 2021	$38,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$4,500	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
Michael Howard(4)	100,000	$0.18	December 22, 2019	$37,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$20,250	Nil	Nil
	200,000	$0.36	November 21, 2021	$38,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$4,500	Nil	Nil
Michael Price(4)	100,000	$0.63	February 4, 2023	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
Anna Stylianides	100,000	$0.32	July 12, 2020	$23,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$20,250	Nil	Nil
	200,000	$0.36	November 21, 2021	$38,000	Nil	Nil
	150,000	$0.52	October 15, 2022	$4,500	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil

(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s option-based awards, please refer to the incentive plan awards section above.

(2)	Calculated using the closing price of the Company’s Common Shares on the TSX on December 31, 2018 (being the last trading day of 2018) of $0.55 and subtracting the exercise price of in-the-money options.

(3)	Post-Arrangement exercise prices.

(4)	Lord Howard retired as Non-Executive Chair of the Board and a director of the Company effective February 5, 2018. Effective February 5, 2018, Mark Bailey was appointed Non-Executive Chair of the Board, and Michael Price was appointed as a director of the Company to fill the vacancy created by Lord Howard’s retirement.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company (other than directors who are also NEOs).

Name(1)	Option-based awards – Value vested during the year (US$)(2)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Mark Bailey	$0(3)	Nil	Nil
James Harris	$0(3)	Nil	Nil
Michael Howard	$0(3)	Nil	Nil
Alan Edwards	$0(3)	Nil	Nil
Anna Stylianides	$0(3)	Nil	Nil
Michael Price	$0(4)	Nil	Nil

(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr.Scott’s compensation, please refer to the summary compensation table above.

(2)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s Common Shares on the award date) from the market price of the Company’s Common Shares on the date the option vested (being the closing price of the Company’s Common Shares on the TSX on the last trading day prior to the vesting date).

(3)	200,000 stock options were awarded on December 19, 2018 at an exercise price of C$0.55. $0 vested because all the stock options vested in full on the award date.

(4)	200,000 stock options were awarded on December 19, 2018 at an exercise price of C$0.55. $0 vested because all the stock options vested in full on the award date. 100,000 stock options were awarded on February 5, 2018 at an exercise price of C$0.63. 75,000 options vested during the year with the balance vesting in 2019. On the dates that the options vested, the market price of the Company’s Common Shares was less than the exercise price of the options.

The following table is a summary of options exercised by directors during the most recently completed financial year.

Name	Options Exercised(1)	Date Exercised	Exercise Price (C$)
Mark Bailey(2)	230,000	February 28, 2018	$0.47
	75,000	December 3, 2018	$0.26
Alan Edwards(3)	230,000	February 27, 2018	$0.47
	75,000	December 7, 2018	$0.26
James Harris	255,000	January 18, 2018	$0.47
	75,000	December 10, 2018	$0.26
Michael Howard(4)	255,000	March 13, 2018	$0.47
	150,000	June 20, 2018	$0.29
	100,000	December 6, 2018	$0.26

(1)	Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving the Designated Shares, receive the number of Common Shares, disregarding fractions, which, when multiplied by the Fair Value of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

(2)	Mr. Bailey elected to terminate his options and received an aggregate 73,857 Common Shares.

(3)	Mr. Edwards elected to terminate 230,000 of his options and received an aggregate 27,832 Common Shares.

(4)	Lord Howard elected to terminate his options and received an aggregate 154,678 Common Shares.

Management Contracts

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

C.	Board Practices

The Board is currently comprised of six directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. The current directors were elected by the Company’s shareholders at the Annual General Meeting held on May 23, 2018.

The Board adopted a majority voting policy in May 2013. If the number of shares "withheld" from voting for the election of a nominee is greater than the number of shares voted "for" his or her election, the director must submit his or her resignation to the Non-Executive Chair of the Board promptly after the shareholders’ meeting. The CGNC will consider the resignation and will recommend to the Board whether or not to accept it. After considering the recommendations of the CGNC, the Board will make its decision as to whether to accept or reject the resignation in question and the Company will announce the Board’s decision, including any reasons for the Board not accepting a resignation, within 90 days following the shareholders’ meeting. The policy does not apply if there is a contested director election or where the election involves a proxy battle.

The Board has considered the relationship of each director to the Company and currently considers five of the six directors to be independent directors because they are independent of management and free from any interest and any business or other relationship which could reasonably be expected to interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings. Stephen Scott is not independent by virtue of the fact that he is an executive officer of the Company.

Procedures are in place to allow the Board to function independently. At the present time, the Board has experienced directors that have made a significant contribution to the Company’s success, and the Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company. Committees meet independently of management and other directors.

Disclosure of Corporate Governance Practices

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of NI 52-110 and NYSE American Company Guide Section 803A set out the standard for director independence. Under Section 1.4 of NI 52-110 and NYSE American Company Guide Section 803A, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Section 1.4 of NI 52-110 and NYSE American Company Guide Section 803A also set out certain situations where a director will automatically be considered to have a material relationship with the Company.

As at December 31, 2018, the Board was comprised of six directors, five of whom are independent applying the definition set out in section 1.4 of NI 52-110 and NYSE American Company Guide Section 803A. Stephen Scott is not independent by virtue of the fact that he is an executive officer of the Company.

To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in camera session, at which executive directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, there have been five in camera sessions.

Mark Bailey, an independent director, serves as Non-Executive Chair of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has developed a written position description for the Non-Executive Chair of the Board in order to delineate his or her role and responsibilities. The Non-Executive Chair of the Board is primarily responsible for acting as the effective leader of the Board and ensuring that the Board’s agenda enables it to successfully carry out its duties. The Non-Executive Chair of the Board also serves as an "ex officio" member of each Board committee. More specifically, the Non-Executive Chair of the Board is responsible for:

(a)	Ensuring the Board focuses on the Company’s strategic performance by working with the CEO and the Board in managing Board meeting agendas and developing the Board’s priorities.

(b)	Ensuring that the Board represents and protects the long-term best interests of the Company.

(c)	Helping to set the tone and culture of the Company by:

(i)	Ensuring the distinct roles and responsibilities of the Board and management are well understood and respected by both the Board and management;

(ii)	Setting the tone for the Board to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and

(iii)	Fostering a spirit of respect, trust and collegiality among directors, and between the Board and management, where thoughtful, probative questions and thorough discussions are encouraged.

(d)	Managing relationships by:

(i)	Acting as a liaison between the Board and the CEO, and providing advice, counsel and mentorship to the CEO and to individual directors;

(ii)	Serving as a key interface between directors; and

(iii)	Engaging with shareholders, other stakeholders of the Company and the public where appropriate.

(e)	Ensuring the adoption of, and compliance with, procedures so that the Board effectively carries out its responsibilities in compliance with the mandate of the Board, and conducts its work efficiently and independently from management.

Position Description for CEO

The Board has adopted a written position description for the CEO, which sets out his or her specific duties and responsibilities. Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.

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

Ethical Business Conduct

The Board has adopted a written Code of Ethics for its directors, officers, employees and consultants, a copy of which may be obtained on the Company’s website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov.

The CGNC is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code of Ethics, reviewing and updating the Code of Ethics periodically, ensuring that management has established a system to enforce the Code of Ethics and reviewing management’s monitoring of the Company’s compliance with the Code of Ethics.

Under the Code of Ethics, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Directors are also required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

The Board is committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Standing Committees

The Board has four standing committees, namely the Audit Committee, the Compensation Committee, the CGNC and the Technical Committee. Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is composed of Anna Stylianides (chair), James Harris and Michael Price, all of whom are independent (as defined in NI 52-110 and NYSE American Company Guide Section 803(B)(2)(a)(i)) and financially literate (as defined in NI 52-110 and NYSE American Company Guide Section 803(B)(2)(a)(iii)). The Board has also assessed the qualifications of Ms. Stylianides, and has determined that Ms. Stylianides is independent, financially literate and qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act).

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

The Company’s Annual Information Form for its financial year ended December 31, 2018 dated March 29, 2019 (the "AIF"), submitted on Form 6-K to the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled "Standing Committees of the Board" for further information.

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

The Compensation Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of NYSE American Company Guide Section 803A. The members of the Compensation Committee are: Mark Bailey (chair), Alan Edwards and James Harris.

Technical Committee

The members of the Technical Committee consist of Alan Edwards (chair), Mark Bailey, Michael Price and Stephen Scott, each of whom is a professional geologist or mining engineer or otherwise has sufficient expertise to comprehend and evaluate technical issues associated with the Company’s properties. Mr. Edwards, Mr. Bailey and Mr. Price are independent directors. Mr. Scott is not independent by virtue of the fact that he is an executive officer of the Company. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company’s mining properties. The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company’s mining properties. The Technical Committee must meet at least one time per year.

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

Corporate Governance and Nominating Committee

The members of the CGNC are: James Harris (chair), Alan Edwards and Anna Stylianides.

The primary objective of the CGNC is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members, Board committees and management; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment. Pursuant to the written CGNC Charter, all members must have a working familiarity with corporate governance practices. The CGNC may form and delegate authority to subcommittees when appropriate and must meet not less frequently than one time per year.

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

Nomination of Directors

The CGNC examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making, having due regard for the benefits of diversity. It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board. The CGNC identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.

Director Skills Matrix

In identifying and considering potential new candidates for the Board when vacancies arise and as part of the Company’s ongoing Board succession plan, and when evaluating directors, the CGNC has access to a skills matrix it has developed to identify and assess the Board’s skills. The director nominees have the skills and experience shown in the following matrix.

BOARD OF DIRECTORS EXPERTISE MATRIX Skill/Experience	Number of Directors (/6)
Public Company Board Experience Prior experience as a board member of a publicly listed company (other than Mason Resources) and knowledge of public company regulatory compliance.	6
Mining Industry Experience Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	6
Mergers & Acquisitions Experience in mergers and acquisitions.	6
Mining Finance Experience in finance for the mining industry.	6
Joint Ventures Experience negotiating and operating in a joint venture environment.	6
International Experience Experience working in an organization that has business in one or more developing nations.	6
Dealing with Governments Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	4
Executive Experience Experience working as a senior officer of a publicly listed company or major organization.	5
Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters.	3
Corporate Governance Knowledge of good corporate governance practices and policies and experience in implementing them.	6
Financial Literacy The ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues faced by the Company, or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or U.S. GAAP and/or IFRS).	6
Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	5
Royalty Company Experience Experience working inside or on the board of a royalty company.	1
U.S. Compliance Knowledge of U.S. compliance issues.	5
Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	6
Corporate Responsibility and Sustainable Development Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	5
Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	4
Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	5

Representation of Women on the Board and in Executive Officer Positions

On May 25, 2015, the Company adopted a Board Diversity Policy, which confirms the Company’s commitment to achieving and maintaining diversity on the Board, with a specific emphasis on gender diversity. The Company recognizes and embraces the benefits of having a diverse Board that may draw on a variety of perspectives, skills, experience and expertise to facilitate effective decision making. The Company also views diversity at the Board level as an important element in strong corporate governance.

The Company recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. However, the Board Diversity Policy does not specifically call for the identification and nomination of women directors. Candidates will be recommended for appointment or election as directors based on merit considered against objective criteria, having due regard for the benefits of diversity. The Company believes other aspects of diversity must also be considered, including skills, experience, education, age, ethnicity, and geographical and cultural background, to ensure that the Board, as a whole, reflects a range of viewpoints, background, skills, experience and expertise.

New members of the Board are nominated, or recommended for the Board’s selection, by the CGNC. In fulfilling its responsibilities to identify individuals qualified to become members of the Board, the CGNC will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Board and its committees to meet their respective mandates; (iv) the benefits of diversity on the Board, including gender diversity, as outlined in the Company’s Board Diversity Policy; (v) the level of representation of women on the Board, in order to support the specific objective of gender diversity; (vi) the past performance of directors being considered for re-election; (vii) applicable regulatory requirements; and (viii) such other criteria as may be established by the Board or the CGNC from time to time. No fixed targets or quotas relating to the representation of women on the Board have been adopted, although the CGNC is responsible for setting measurable objectives for promoting diversity, with a particular emphasis on gender diversity, and recommending them to the Board for approval on an annual basis. One of the six directors on the Board is a woman (17%).

The Company does not consider the level of women in executive officer positions when making executive officer appointments, and no fixed targets or quotas relating to the representation of women in executive officer positions have been adopted. The Board will consider candidates who have been selected based on the primary considerations of experience, skills, ability, education and compatibility with the Company’s corporate vision, values and principles, including the Company’s commitment to diversity. One of the Company’s three executive officers, namely the Vice President, Legal Affairs and Corporate Secretary, is a woman (33%).

Board Assessment and Renewal

The Board undertakes a robust annual assessment process that includes director reviews conducted through completion of an annual assessment questionnaire regarding the performance and effectiveness of the Board, each committee and each director, and one-on-one conversations between the Non-Executive Chair of the Board and the chair of the CGNC. The Non-Executive Chair of the Board will have informal discussions with directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced in the assessment process, before reporting to and leading a discussion among the full Board. Based on the results of the questionnaire and the skills matrix identified above, the CGNC may recommend adjustments from time to time to ensure necessary and desirable competencies and characteristics are represented on the Board and the Board is of a size and composition that facilitates effective decision making.

The Company has not adopted a mandatory retirement age for directors or imposed any restrictions on a director’s ability to stand for re-election. The Company is of the opinion that imposing such restrictions could put the Company at risk of losing longer serving directors who have an in-depth knowledge and understanding of the Company and its business. This loss of knowledge and understanding would not necessarily be in the best interests of the Company or its shareholders. However, to balance the benefits of experience with the need for new perspective, the Board Diversity Policy provides that periodically, but at least once every three years, the Board will consider the need for and, if deemed necessary, implement a renewal program intended to achieve what the Board believes to be a desirable balance of skills, experience, expertise, gender, age and other diversity criteria. In considering and identifying new directors for nomination, the CGNC will meet to identify the particular skills needed of new recruits. Among other things, the CGNC uses the skills matrix identified above and the results of the assessment questionnaire and, together with input from the Non-Executive Chair of the Board and, if appropriate, the CEO, determines the necessary attributes and experience required of a new member which would represent the best fit for the Board and future needs of the Company. Once a list of key attributes, skills and competencies for a potential new director is identified, the CGNC then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation. Only after rigorous discussion by the CGNC and the Board is a short-list of potential Board candidates created, following which the Board works together with the CGNC to develop the best plan to recruit the preferred candidate(s).

D.	Employees

At December 31, 2018, Entrée had seven full-time employees and one part-time employee based in Vancouver, British Columbia and Ulaanbaatar, Mongolia (2017 – eight full-time employees; 2016 – 11 full time employees). Entrée also had two part-time consultants based in Vancouver, British Columbia.

Following the Arrangement, the Company and Mason Resources entered into the Administrative Services Agreement pursuant to which the Company provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. Mason Resources terminated the Administrative Services Agreement effective December 19, 2018, following completion of its plan of arrangement with Hudbay.

As at March 29, 2019, Entrée had four full time employees, one part time employee and one part time consultant based in Vancouver, British Columbia and two full time employees based in Ulaanbaatar, Mongolia.

None of Entrée’s employees belong to a union or are subject to a collective agreement.  Employee relations are considered to be good.

E.	Share Ownership

The table below sets out the municipality of residence and securities held by directors and executive officers as at March 29, 2019.

Name and municipality of residence(8)	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully- diluted basis
Mark Bailey(2) Arizona U.S.A.	611,627	Common Shares: Replacement Warrants: Stock options: Total	611,627 50,000 800,000 1,461,627
James Harris(3) British Columbia Canada	983,062	Common Shares: Replacement Warrants: Stock options: Total:	983,062 67,500 800,000 1,850,562
Michael Price London, UK(4)	Nil	Common Shares: Replacement Warrants: Stock options: Total:	Nil Nil 300,000 300,000
Alan Edwards(5) Arizona U.S.A	532,783	Common Shares: Replacement Warrants: Stock options: Total:	532,783 60,975 725,000 1,318,758
Anna Stylianides(6) British Columbia Canada	73,171	Common Shares: Replacement Warrants: Stock options: Total:	73,171 36,585 725,000 834,756

Name and municipality of residence(8)	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully- diluted basis
Stephen Scott(7) British Columbia Canada	332,561	Common Shares: Replacement Warrants: Stock options: Total:	332,561 48,780 1,725,000 2,106,341
Duane Lo British Columbia Canada	726,300	Common Shares: Replacement Warrants: Stock options: Total:	726,300 122,000 800,000 1,648,300
Susan McLeod British Columbia Canada	593,665	Common Shares: Replacement Warrants: Stock options: Total:	593,665 61,000 1,010,000 1,664,665

(1)	Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

(2)	Member of the Compensation Committee (chair) and Technical Committee.

(3)	Member of the CGNC (chair), Audit Committee and Compensation Committee.

(4)	Member of the Audit Committee and Technical Committee.

(5)	Member of the Technical Committee (chair), CGNC and Compensation Committee.

(6)	Member of the Audit Committee (chair) and CGNC.

(7)	Member of the Technical Committee.

(8)	Mr. Cinits ceased to be an executive officer of the Company on January 1, 2019. As at December 31, 2018, Mr. Cinits held 227,272 Common Shares, 24,390 Replacement Warrants and 735,000 stock options.

To the best of the Company’s knowledge as at December 31, 2018, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,975,692 Common Shares (not including Common Shares issuable upon exercise of Replacement Warrants or stock options) representing 2.3% of the then outstanding Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	8,710,000	$0.42	8,770,682
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	8,710,000	$0.42	8,770,682

(1)	The maximum aggregate number of Common Shares issuable pursuant to options awarded under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding Common Shares from time to time. The Company shall, at all times while the Plan is in effect, reserve a sufficient number of Common Shares to satisfy the requirements of the Plan. The Plan also provides that exercised options will automatically be available for subsequent awards and for the reservation and issuance of additional Common Shares pursuant to such options. Accordingly, the Plan constitutes both a "rolling" plan and an "evergreen" plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the TSX. The Plan was last approved on May 1, 2017.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at March 29, 2019, concerning the ownership of the Company’s Common Shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct or indirect owner of more than five percent (5%) of the Company’s Common Shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Rio Tinto International Holdings Limited	30,366,129(1)	17.4%
Sandstorm Gold Ltd.	28,559,880(2)	16.3%

(1)	Rio Tinto International Holdings Limited holds 16,566,796 Common Shares directly. It also has a beneficial interest in 13,799,333 Common Shares held by Turquoise Hill Resources Ltd.

(2)	Sandstorm also owns 457,317 Replacement Warrants.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares during the last three fiscal years other than as disclosed herein.

On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per Common Share pursuant to the Agreement to Amend described under "Item 4. Information on the Company – B. Business Overview – Sandstorm – Amended and Restated Equity Participation and Funding Agreement" above. The price was calculated using the VWAP of the Company’s Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. Following closing, Sandstorm held 22,985,746 Common Shares or approximately 15.1% of the then issued and outstanding Common Shares of the Company.

On January 11, 2017, Sandstorm acquired 914,634 units of the Company at a price of C$0.41 per unit as part of the larger Non-Brokered Private Placement. See "Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement" above. Following closing, Sandstorm held 23,900,380 Common Shares or approximately 13.8% of the then issued and outstanding Common Shares of the Company.

In the year ended December 31, 2018, Sandstorm made market purchases through the facilities of the TSX increasing its ownership from 23,900,380 Common Shares to 28,559,880 Common Shares of the Company, or approximately 16.3% of the outstanding Common Shares of the Company as at December 31, 2018.

As at March 29, 2019, Sandstorm holds 28,559,880 Common Shares (approximately 16.3% of the outstanding Common Shares of the Company) and Replacement Warrants to purchase an additional 457,317 Common Shares.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of March 15, 2019, there were approximately eight registered holders of the Company’s Common Shares in the United States, with combined holdings of 39,735,769 Common Shares.

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

The Company entered into no transactions with related parties during the fiscal year ended on December 31, 2018, and has not entered into a transaction with a related party from January 1, 2019 up to the date of this Annual Report.

Directors and Key Management Personnel

The Company’s related parties include its wholly owned subsidiaries and key management personnel. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Directors fees	$142	$153
Salaries and benefits	$1,143	$929
Share-based compensation	$461	$410

As of December 31, 2018, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.2 million due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.0 million will become payable to certain officers and management of the Company.

Administrative Services Agreement

In May 2017, Mason Resources entered into the Administrative Services Agreement with Entrée whereby Entrée provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. The total amount charged to Mason Resources for the year ended December 31, 2018 was $0.7 million. As of December 31, 2018, included in the receivables balance on the consolidated statement of financial position is nil due from Mason Resources relating to the Administrative Services Agreement. These transactions occurred in the normal course of business and were conducted on terms substantially similar to arm’s length transactions.

Transactions with Mason Resources for goods and services were made on commercial terms through the Administrative Services Agreement.

	2018	2017
Executive services	$421	$268
Corporate overhead	280	280
Investor communications	-	45
Restructure charge	-	175

On December 19, 2018, Mason Resources terminated the Administrative Services Agreement with Entrée and paid a termination charge of $0.3 million as required by the terms of the Administrative Services Agreement.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Independent Auditors’ Report;

•	Consolidated Statements of Financial Position as at December 31, 2018, 2017 and January 1, 2017;

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018 and 2017;

•	Consolidated Statement of Changes in Shareholders’ Equity (Deficiency) for the years ended December 31, 2018 and 2017;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017; and

•	Notes to Consolidated Financial Statements for the years ended December 31, 2018 and 2017.

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

The Company’s Common Shares were traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006 the Company began trading on the TSX. The Company is traded on the TSX under the symbol "ETG". The Company’s Common Shares are also traded on the NYSE American under the symbol "EGI".

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s outstanding Common Shares are listed on the TSX and are also listed on the NYSE American.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The Company is continued under the laws of British Columbia and is governed by the BCBCA. A copy of the Company’s Articles is incorporated by reference into this Form 20-F as Exhibit 1.3.

The Company’s Articles do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.

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

C.	Material Contracts

The Company has the following material contracts:

1.	Arrangement Agreement dated February 28, 2017 between Entrée Gold Inc. and Mason Resources Corp.

See "Item 4. Information on the Company – B. Business Overview – Arrangement" above.

2.	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd.

See "Item 4. Information on the Company – B. Business Overview – Sandstorm – Amended and Restated Equity Participation and Funding Agreement" above.

3.	Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).

Pursuant to Earn-In Agreement, a joint venture was formed on June 30, 2008 and the parties were required to enter into Entrée/Oyu Tolgoi JVA in the form attached to the Earn-In Agreement as Appendix A.

The Entrée/Oyu Tolgoi JVA contains provisions governing the parties’ activities on the Entrée/Oyu Tolgoi JV Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Entrée/Oyu Tolgoi JV Property.

4.	Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd. (now Turquoise Hill), as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.

Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 metres on the Entrée/Oyu Tolgoi JV Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration. OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was formed under the terms of the Entrée/Oyu Tolgoi JVA. The Entrée/Oyu Tolgoi JVA was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination. Those parts include provisions related to the Entrée/Oyu Tolgoi JVACo title, tenure and related matters and arbitration.

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

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of Common Shares in the capital of the Company by a holder who is, or is deemed to be, a United States resident for the purposes of the Income Tax Act (Canada) (the "Tax Act"), and who holds Common Shares solely as capital property and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada, referred to in this summary as a "U.S. Holder". This summary is not applicable to a U.S. Holder that is an insurer carrying on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Tax Act, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

Provided that the Common Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the Common Shares generally will not constitute "taxable Canadian property" of a U.S. Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at "arm’s length" for the purposes of the Tax Act, partnerships in which the U.S. Holder or a person with whom the U.S. Holder did not deal at "arm’s length" for the purposes of the Tax Act holds a membership interest directly or indirectly through one or more partnerships, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists. Notwithstanding the foregoing, the Common Shres may otherwise in certain circumstances be deemed to be taxable Canadian property to a U.S. Holder for the purposes of the Tax Act.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2018, and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder, (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite 1650 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1. The Company is required to file financial statements and other information with the Securities Commission in each of the Provinces of Canada, except Quebec, electronically through SEDAR which can be viewed at www.sedar.com.

I.	Subsidiary Information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts with large, highly rated financial institutions.

The Company’s receivables balance was not significant and, therefore, was not exposed to significant credit risk.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity risk

The Company manages liquidity risk by trying to maintain enough cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

The Company’s operating results may vary due to fluctuation in commodity price, inflation, foreign exchange rates and certain share prices.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2018 portfolio value, a 10% increase or decrease in market price would result in a $0.1 million change in net loss.

Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates. As at December 31, 2018, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2018, the Company has not entered into any contracts to manage interest rate risk.

Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2018, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2018	December 31, 2017	January 1, 2017
Cash and cash equivalents	$6,154	$7,068	$13,391
Investments	912	-	-
Receivables	-	263	35
Accounts payable and accrued liabilities	(346)	(247)	(455)
	$6,720	$7,084	$12,971

As at December 31, 2018, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an insignificant change in net loss.

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

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2018. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.  This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2018, and management’s assessment did not identify any material weaknesses.

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

The Company’s Board has determined that Anna Stylianides qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act), is financially sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE American Company Guide) and is independent (as determined under U.S. Exchange Act Rule 10A-3 and section 803A of the NYSE American Company Guide).

Item 16B.	Code of Ethics

The Company is committed to the highest standards of legal and ethical business conduct. The Company has the Code of Ethics, which applies to all of its directors, officers, employees and consultants, including the CEO and CFO. This Code of Ethics summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers, employees and consultants of the seriousness of that commitment. Compliance with this Code of Ethics and high standards of business conduct is mandatory for every director, officer, employee and consultant of the Company. The Code of Ethics meets the requirements for a "code of ethics" within the meaning of that term in Form 20-F.

A copy of the Code of Ethics in full text is available on the Company’s website at www.EntreeResourcesLtd.com and in print to any shareholder who requests it. All required substantive amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on the Company’s website at www.EntreeResourcesLtd.com within five business days of the amendment or waiver, and provided in print to any shareholder who requests them.

During the fiscal year ended December 31, 2018, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, officers or employees subject to it.

Item 16C.	Principal Accountant Fees and Services

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2018 (US$)		2017 (US$)
Audit Fees(1)		$35,889		$34,485
Audit Related Fees(2)	$	Nil		$24,173
Tax Fees(3)	$	Nil	$	Nil
All other fees	$	Nil	$	Nil
Total:		$35,889		$58,658

(1)	Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)	Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors and none were approved on the basis of the de minimus exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2018. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. No non-audit services were performed by the Company’s auditor during the fiscal year ended December 31, 2018.

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

In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.EntreeResourcesLtd.com and/or in its Annual Report. Information contained on the Company’s website is not part of this Annual Report.

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

Proxy Delivery Requirement: The NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the U.S. Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2018, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

Part III.

Item 17.	Financial Statements

See "Item 18 – Financial Statements".

Item 18.	Financial Statements

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with IFRS.

The following financial statements pertaining to the Company are filed as part of this Annual Report:

•	Independent Auditors’ Report;

•	Consolidated Statements of Financial Position as at December 31, 2018, 2017 and January 1, 2017;

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018 and 2017;

•	Consolidated Statement of Changes in Shareholders’ Equity (Deficiency) for the years ended December 31, 2018 and 2017;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017;

•	Notes to Consolidated Financial Statements for the years ended December 31, 2018 and 2017.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

Years Ended December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Entrée Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Entrée Resources Ltd. (the “Company”), as of December 31, 2018, 2017 and January 1, 2017, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Entrée Resources Ltd. as of December 31, 2018, 2017 and January 1, 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

Without qualifying our opinion on the consolidated financial statements, we draw attention to Note 4 to the financial statements, which indicates that the Company has changed its method of accounting policies for its deferred revenue in 2018 due to adoption of IFRS 15 – Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1997.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 29, 2019

Entrée Resources Ltd.

Consolidated Statements of Financial Position

As at December 31, 2018, 2017 and January 1, 2017

(expressed in thousands of U.S. dollars, except where indicated)

	Note	December 31, 2018	December 31, 2017	January 1, 2017
Assets
Current assets
Cash and cash equivalents		$6,154	$7,068	$13,391
Investments	6	912	-	-
Receivables and prepaid expenses		68	382	310
		7,134	7,450	13,701
Non-current assets
Property and equipment	7	87	112	68
Mineral property interests	9	-	532	38,875
Long-term investments	8	199	151	146
Reclamation deposits and other		12	12	490
		298	807	39,579
Total assets		$7,432	$8,257	$53,280
Liabilities
Current liabilities
Accounts payable and accrued liabilities	20	$346	$247	$455
		346	247	455
Non-current liabilities
Other deferred liabilities		44	-	-
Loan payable to Oyu Tolgoi LLC	10	8,380	7,841	7,334
Deferred revenue	11	38,411	24,658	22,987
Deferred income tax	15	-	-	3,015
		46,835	32,499	33,336
Total liabilities		47,181	32,746	33,791
Shareholders’ equity (deficiency)
Share capital	12	172,955	172,308	178,740
Share subscriptions received in advance		-	-	559
Reserves		22,199	22,175	20,863
Accumulated other comprehensive income (loss)		1,688	(1,684)	-
Deficit		(236,591)	(217,288)	(180,673)
Total shareholders’ equity (deficiency)		(39,749)	(24,489)	19,489
Total liabilities and shareholders’ equity (deficiency)		$7,432	$8,257	$53,280

Nature of operations (Note 1)

Plan of arrangement and discontinued operations (Note 5)

Commitments and contingencies (Note 19)

Subsequent events (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2018 and 2017

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2018	2017
Expenses
Exploration	14	$175	$332
General and administrative		1,145	1,656
Share-based compensation	12	506	678
Depreciation	7	22	20
Other		(13)	192
Operating loss		1,835	2,878
Unrealized loss on investments	6	73	-
Foreign exchange loss (gain)		287	(380)
Interest income		(111)	(116)
Interest expense	10	307	287
Loss from equity investee	8	175	215
Deferred revenue finance costs	11	2,985	-
Gain on sale of mineral property interest	9	(353)	-
Loss on the Arrangement	5	-	33,627
Loss before income taxes		5,198	36,511
Income tax recovery	15	-	(72)
Net loss from continuing operations		5,198	36,439
Discontinued operations
Net loss from discontinued operations	5	-	176
Net loss for the year		5,198	36,615
Other comprehensive (income) loss
Foreign currency translation		(3,372)	1,684
Total net loss and comprehensive loss		$1,826	$38,299
Net loss per common share
Basic and fully diluted – continuing operations		$(0.03)	$(0.21)
Basic and fully diluted – discontinued operations		$(0.00)	$(0.00)

Weighted average number of common shares outstanding
Basic and fully diluted (000’s)		174,344	172,259

Total common shares issued and outstanding (000’s)	12	174,807	173,573

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the years ended December 31, 2018 and 2017

(expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of Shares (000’s)	Share capital	Reserves	Accumulated other comprehensive income (loss)	Subscriptions received in advance	Deficit	Total

Balance at January 1, 2017		153,045	$178,740	$20,863	$-	$559	$(180,673)	$19,489

Net loss and comprehensive loss		-	-	-	(2,481)	-	(36,615)	(39,096)

Share-based compensation	12	-	-	632	-	-	-	632

Transfer of net assets to Mason Resources	5	-	(11,595)	-	797	-	-	(10,798)

Issuance of share capital – inducement bonus shares	12	100	37	-	-	-	-	37

Issuance of share capital – private placement	12	18,529	4,478	1,129	-	(559)	-	5,048

Issuance of share capital – share options	12	1,899	648	(449)	-	-	-	199

Balance at December 31, 2017		173,573	$172,308	$22,175	$(1,684)	$-	$(217,288)	$(24,489)

Net loss and comprehensive income		-	-	-	3,372	-	(5,198)	(1,826)

IFRS adjustments	4(o)	-	-	-	-	-	(14,105)	(14,105)

Share-based compensation	12	-	-	506	-	-	-	506

Issuance of share capital – share options	12	1,234	647	(482)	-	-	-	165

Balance at December 31, 2018		174,807	$172,955	$22,199	$1,688	$-	$(236,591)	$(39,749)

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2018	2017
Cash flows used in operating activities
Net loss from continuing operations		$(5,198)	$(36,439)
Items not affecting cash:
Depreciation		22	20
Share-based compensation	12	506	678
Loss from equity investee	8	175	215
Interest expense	10	307	287
Income tax expense (recovery)	15	-	(72)
Gain on sale of mining property interest	9	(353)	-
Unrealized loss on held-for-trading investments	6	73	-
Unrealized foreign exchange losses (gains)		249	(1,471)
Loss on the Arrangement	5	-	33,627
Deferred revenue finance costs	11	2,985	-
Other		(9)	11
		(1,243)	(3,144)
Changes in non-cash operating working capital:
Decrease (increase) in receivables and prepaid expenses		333	(351)
Increase in other assets		-	(3)
Increase (decrease) in accounts payable and accruals		133	(102)
Discontinued operations	5	-	604
		(777)	(2,996)
Cash flows used in investing activities
Net cash outflow on sale of mining property interest	9	(120)	-
Purchase of equipment		(6)	(100)
Cash paid in connection with the Arrangement	5	-	(8,843)
		(126)	(8,943)
Cash flows from financing activities
Proceeds from issuance of common shares – private placement	12	-	5,038
Proceeds from issuance of common shares – share options	12	165	199
		165	5,237
Decrease in cash and cash equivalents		(738)	(6,702)
Cash and cash equivalents - beginning of year		7,068	13,391
Effect of exchange rate changes on cash and cash equivalents		(176)	379
Cash and cash equivalents - end of year		$6,154	$7,068

Cash and cash equivalents is represented by:
Cash		$6,120	$7,031
Cash equivalents		34	37
Total cash and cash equivalents		$6,154	$7,068

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature of operations

Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi Joint Venture Project in Mongolia.

The Company has its primary listing in Canada on the Toronto Stock Exchange (“TSX”) and secondary listing in the United States on the NYSE American LLC (“NYSE American”). The Company’s registered office is at Suite 2900, 550 Burrard Street, Vancouver, BC, V6C 0A3, Canada.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars (“C$”).

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

2	Basis of presentation and first-time adoption of IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are the Company’s first consolidated financial statements prepared in accordance with IFRS.

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available information about the future, which is at least, but is not limited to, twelve months from December 31, 2018.

During the year ended December 31, 2018, the Company changed its reporting framework from accounting principles generally accepted in the United States of America (“US GAAP”) to IFRS.

An explanation of how the transition to IFRS has affected the Company's statement of financial position and statement of comprehensive loss, previously reported in accordance with US GAAP, is provided in Note 21.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 29, 2019.

3	Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Significant estimates and judgements used in the preparation of these consolidated financial statements include: plan of arrangement – fair value of net assets distributed; determination of functional currencies; recoverable amount of property and equipment; title to mineral properties; share-based compensation; and income taxes. Estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Plan of arrangement – fair value of net assets distributed

On May 9, 2017, the Company completed a plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico to Mason Resources Corp. (“Mason Resources”). Accounting for this transaction involves critical judgements and estimates in determining the fair value of the net assets distributed. In performing an analysis, the Company relied on Mason Resources’ share price to calculate the fair value of net assets transferred.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

b)	Determination of functional currencies

The determination of the Company’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of each individual entity within the group. The Company reconsiders the functional currencies used when there is a change in events and conditions considered in determining the primary economic environment of each entity.

c)	Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s statement of financial position and results of operations.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether the Company is more likely than not able to benefit from these tax losses and temporary differences. Changes in the timing of project completion, economic conditions, metal prices and other factors having an impact on future taxable income streams could result in revisions to the estimates of benefits to be realized or the Company’s assessments of its ability to utilize tax losses before expiry. These revisions could result in material adjustments to the consolidated financial statements.

d)	Share-based compensation

The Company uses the Black-Scholes option pricing model for the valuation of share-based compensation. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and reserves.

4	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company and all of its wholly owned subsidiaries and to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2017 for the purposes of the transition to IFRS.

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are Entrée LLC and Entrée Resources LLC.

Wholly owned subsidiaries are entities in which the Company has direct or indirect control, where control is defined as the investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. All intercompany transactions and balances have been eliminated on consolidation.

b)	Foreign currency translation

The functional currency of Entrée Resources Ltd. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the statement of financial position date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss. The functional currency of Entrée Resources Ltd.’s significant subsidiaries is the United States dollar. Upon translation into Canadian dollars for consolidation, monetary assets and liabilities are translated at the exchange rate in effect at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of shareholders’ equity (deficiency) as accumulated other comprehensive income (loss).

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

c)	Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss.

Financial assets at FVTOCI

Financial assets at FVTOCI are initially recorded at fair value adjusted for transaction costs. Dividends are recognized as income in the consolidated statements of comprehensive income (loss) unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive income (loss).

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

d)	Cash and cash equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.

e)	Exploration and evaluation assets

All direct costs related to the acquisition of mineral property interest are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized.

f)	Property, plant and equipment

Mineral property interests and mine development costs

All exploration and evaluation expenditures and property maintenance costs incurred for projects outside the boundary of a known mineral deposit containing proven and probable reserves are expensed as incurred to the date of establishing that property costs are economically recoverable.

Development expenditures are those incurred subsequent to the establishment of economic recoverability and after a number of key development and milestones have been achieved. These milestones include obtaining sufficient financial resources, permits, and licenses to develop the mineral property. Development costs are capitalized and included in the carrying amount of the related property.

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated life of the proven and probable reserves.

Property and equipment

Items of plant and equipment are recorded at cost less accumulated depletion and amortization. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management, including estimated decommissioning and restoration costs and, where applicable, borrowing costs. If significant parts of an item of plant and equipment have different useful lives, then they are accounted for as separate items (major components) of plant and equipment.

Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

No depletion and amortization is recorded until the asset is substantially complete and available for its intended use.

Impairment of non-current assets

The Company reviews the carrying amounts of its non-financial assets every reporting period. If there is any indication that the assets or cash-generating unit (“CGU”) may not be fully recoverable, the recoverable amount of the asset or CGU is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or CGU are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

g)	Long-term investments

Long-term investments in companies in which the Company has voting interests of 20% or more or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the long-term investment accounts.

h)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of comprehensive loss.

i)	Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

j)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statements of comprehensive income (loss) except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

k)	Share-based compensation

The Company’s stock option plan allows the Company’s directors, officers, employees, and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based compensation expense with a corresponding increase in reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Where options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to profit or loss. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for share options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each statement of financial position date.

At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based compensation. Otherwise, share-based compensation is measured at the fair value of goods or services received.

l)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average common shares outstanding are increased to include additional shares for the assumed exercise of share options and share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding share options and share purchase warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.

m)	Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

n)	Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each equity financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are valued based on the relative fair value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments.

o)	Changes in accounting principles

With the implementation of IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018, the Company has determined that it’s precious metals stream contract contains a significant financing component. As such, the Company now recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of this contract.

On the adoption of IFRS 15, the Company recorded an adjustment of $14.1 million to opening January 1, 2018 deficit and a corresponding adjustment to deferred revenue balance. Adjustment is due to a change in the transaction price for the Company’s streaming agreement as a result of the existence of a significant financing component at a discount rate of 8%.

Critical judgements were required in the adoption of IFRS 15 for stream accounting in determining appropriate discount rates for the significant financing component. In addition, significant judgement was required in determining if the stream transaction are not derivatives as such obligations will be satisfied through the delivery of non-financial items (i.e. metal credits) rather than cash or financial assets.

IFRS 9 – Financial Instruments

The Company adopted all of the requirements of IFRS 9 – Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the Transition Date.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9

Cash and cash equivalents	FVTPL	FVTPL

Investments	NA	FVTPL

Receivables	Amortized cost	Amortized cost

Reclamation deposits	Amortized cost	Amortized cost

Accounts payable and accrued liabilities	Amortized cost	Amortized cost

Loan payable to Oyu Tolgoi LLC	Amortized cost	Amortized cost

The Company did not restate prior periods and determined that the adoption of IFRS 9 resulted in no impact to the opening accumulated other comprehensive income (loss).

p)	New standards not yet adopted

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

IFRS 16, Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The standard will come into effect for annual periods beginning on or after January 1, 2019. This standard is required to be adopted either retrospectively or using a modified retrospective approach. Except for the Company’s office lease, the Company does not expect the impact of this new standard on its consolidated financial statements to be material.

5	Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed the Arrangement under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to Mason Resources in exchange for 77,804,786 common shares of Mason Resources (the “Mason Common Shares”). Mason Resources commenced trading on the TSX on May 12, 2017 under the symbol “MNR”.

As part of the Arrangement, Entrée then distributed its 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one “new” share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement: Mason U.S. Holdings Inc.; Mason Resources (US) Inc.; and M.I.M. (U.S.A.) Inc. (collectively the “US Subsidiaries”).

In accordance with International Financial Reporting Interpretations Committee (“IFRIC”) 17, Distribution of Non-cash Assets to Owners, the Company recognized the spin-off distribution of net assets at fair value with the difference between that value, including the foreign currency translation adjustment, and the carrying amount of the net assets recognized in the Consolidated Statements of Comprehensive Loss. In connection with the Arrangement, the Company incurred restructuring costs of $0.2 million which was charged to equity as these costs are directly attributable to the Arrangement. Upon completion of the Arrangement, the Company recognized a loss of $33.6 million on the spin out of Mason Resources including a reclassification of foreign currency translation adjustment of $0.8 million. This amount represents the impairment loss on the Company’s mineral property interests prior to spin-out.

The Arrangement resulted in a reduction of share capital in the amount of $11.4 million, being the fair value of the net assets distributed.

May 9, 2017
Current assets
Cash	$8,843
Receivables and prepaids	137
8,980
Long-term assets
Equipment	25
Mineral property interest	37,699
Reclamation deposits and other	481
38,205
Current liabilities
Accounts payable and accrued liabilities	(34)
Long-term liabilities
Deferred income taxes	(2,937)
Carry value of net assets	44,214
Fair value of net assets	11,384
(32,830)
)Foreign currency translation adjustment	(797)
Loss on the Arrangement	$(33,627)

The net loss from the US Subsidiaries has been reclassified to net loss from discontinued operations as follows:

2017
Expenses
Exploration	$239
General and administrative	19
Depreciation	4
Foreign exchange gain	(86)
Net loss from discontinued operations	$176

6	Investments

On June 8, 2018, the Company acquired 478,951 common shares of Anglo Pacific Group PLC (“Anglo Pacific”), a public company listed on the London Stock Exchange (“LSE”) and the TSX, through the sale of the Cañariaco Project Royalty (Note 9).

The common shares have been designated as FVTPL and any revaluation gains and losses, including any interest or dividend income, are included in profit and loss. The fair value of the common shares is determined based on the closing price on the LSE at each period end.

	Cost	Accumulated unrealized loss	Foreign exchange loss	Fair value
Anglo Pacific common shares	$985	$25	$48	$912

Subsequent to the end of the year, the Company disposed of all its investments in common shares of Anglo Pacific for net proceeds of $1.0 million.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

7	Property and equipment

	Office equipment	Computer equipment	Field equipment	Buildings	Total
Cost
Balance, January 1, 2017	$42	$175	$55	$40	$312
Additions	50	2	-	45	97
Disposals	(40)	(40)	(19)	(43)	(142)
Foreign exchange	3	12	3	3	21
Balance at December 31, 2017	55	149	39	45	288
Additions	-	6	-	-	6
Disposals	-	-	-	-	-
Foreign exchange	(5)	(12)	(4)	(4)	(25)
Balance at December 31, 2018	$50	$143	$35	$41	$269
Accumulated depreciation
Balance, January 1, 2017	$(34)	$(144)	$(30)	$(36)	$(244)
Depreciation	(6)	(6)	(2)	(6)	(20)
Disposals	33	32	-	39	104
Foreign exchange	(1)	(12)	(1)	(2)	(16)
Balance at December 31, 2017	(8)	(130)	(33)	(5)	(176)
Depreciation	(8)	(5)	(2)	(7)	(22)
Disposals	-	-	-	-	-
Foreign exchange	1	10	4	1	16
Balance at December 31, 2018	$(15)	$(125)	$(31)	$(11)	$(182)
Net book value
January 1, 2017	$8	$31	$25	$4	$68
December 31, 2017	$47	$19	$6	$40	$112
December 31, 2018	$35	$18	$4	$30	$87

8	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried participating joint venture interest in a land package that includes two of the Oyu Tolgoi deposits in the South Gobi region of Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company. The Company is entitled to 20% or 30% of the mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth of mineralization.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC (“OTLLC”). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the “Entrée/Oyu Tolgoi JV”) on terms annexed to the Earn-In Agreement (the “JVA”).

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 10).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the “Oyu Tolgoi Investment Agreement”) between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of December 31, 2018, the Entrée/Oyu Tolgoi JV had expended approximately $31.2 million (December 31, 2017 - $30.1 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 10).

Investment – Entrée/Oyu Tolgoi JV Property

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to its interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.2 million for the year ended December 31, 2018 (December 31, 2017 - $0.2 million). The joint venture has nominal current assets and liabilities, approximately $0.3 million of non-current assets and approximately $31 million of non-current liabilities. The loss for the joint venture for the year ended December 31, 2018 was approximately $0.9 million (2017 – approximately $0.9 million).

The Entrée/Oyu Tolgoi JV investment carrying value at December 31, 2018 was $0.2 million (December 31, 2017 - $0.2 million) and was recorded in long-term investment.

9	Mineral property interests

Cañariaco Project Royalty, Peru

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% net smelter returns royalty (the “Cañariaco Project Royalty”) on Candente's 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty ("Royalty Pass-Through Payments") as follows:

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

•	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;

•	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

•	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of $nil to the Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

The Company recognized a gain on the sale of the Cañariaco Project Royalty of $0.4 million as outlined below.

Consideration received	$1,000
Mineral property interest cost - Cañariaco Project Royalty	(532)
Transaction costs	(115)
Gain on sale	$353

The fair value of the common shares received was based on the trading share price at GBP1.57 ($2.09) per common share. The common shares received have been designated as FVTPL (Note 6 ).

Other Properties

The Company also has interests in other properties in Mongolia (Shivee West property) and Australia (Blue Rose joint venture). During fiscal 2014, the Company recorded an impairment against the property in Australia and, as a result, there was $nil recognized as an asset on the statement of financial position.

On January 1, 2017, the Company owned the Ann Mason Project in Nevada and the Lordsburg property in New Mexico which were transferred to Mason Resources per the Arrangement (Note 5) on May 9, 2017.

10	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 8), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year. During the year ended December 31, 2018, the Company recorded interest expense of $0.3 million in connection with the loan (December 31, 2017 - $0.3 million).

11	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the “2013 Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) whereby Sandstorm provided an upfront deposit (the “Deposit”) of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the “Refund”) in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the “Amended Sandstorm Agreement”). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a “control person” under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a “control person”, the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

For accounting purposes, the Deposit is accounted for as deferred revenue on the statement of financial position and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to U.S. dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

As outlined in Note 4(o), the Company has determined that the Deposit contains a significant financing component. As such, the Company recognized finance costs on the deferred revenue balances totaling $3.0 million for the year ended December 31, 2018.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

12	Share capital

a)	Common shares

The Company’s authorized share capital consists of unlimited common shares without par value. At December 31, 2018, the Company had 174,806,820 (December 31, 2017 – 173,573,572) shares issued and outstanding.

b)	Net loss per common share

Net loss per common share information in these consolidated financial statements is computed by dividing the net loss attributable to common shares by the weighted average number of common shares outstanding during the period. All share options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation as they are anti-dilutive.

c)	Plan of arrangement

On May 9, 2017, the Company completed the spin-out of its Ann Mason Project and Lordsburg property into Mason Resources through the Arrangement under Section 288 of the BCBCA (Note 5). As part of the Arrangement, Entrée shareholders received Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one “new” share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

d)	Private placement

In January 2017, the Company closed a non-brokered private placement in two tranches issuing a total of 18,529,484 units at a price of C$0.41 per unit for aggregate gross proceeds of C$7.6 million. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant (a “Warrant”). Each whole Warrant entitled the holder to acquire one additional common share of the Company at a price of C$0.65 per share (pre-Arrangement price) for a period of 5 years. No commissions or finders’ fees were paid in connection with the private placement. Pursuant to the Arrangement, on May 23, 2017 each Warrant was exchanged for one replacement Entrée Warrant and 0.45 of a Mason Resources transferable common share purchase warrant with the same attributes as the original Warrants. The exercise price of the replacement Entrée Warrants was adjusted based on the market value of the two companies after completion of the Arrangement resulting in a ratio between Entrée and Mason Resources of 85% and 15%, respectively.

e)	Share options

The Company provides share-based compensation to its directors, officers, employees, and consultants through grants of share options.

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing share price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to transform an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the share options. Since the Company has not paid and does not anticipate paying dividends on its common shares, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in the accompanying Statements of Comprehensive Loss.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Share option transactions are summarized as follows:

	Number of share options (000’s)	Weighted average exercise price C$
Outstanding – December 31, 2016 *	12,010	0.48
Granted	1,900	0.52
Exercised	(1,899)	0.32
Cancelled	(1,646)	0.75
Forfeited/expired	(1,190)	1.20
Outstanding – December 31, 2017	9,175	0.38
Granted	2,290	0.55
Exercised	(1,233)	0.40
Cancelled	(1,522)	0.41
Outstanding – December 31, 2018	8,710	0.42

*The weighted average exercise price is before the exercise price adjustment applied pursuant to the Arrangement (Note 5). The exercise prices were adjusted such that the aggregate “in the money” amounts for the outstanding options remained the same before and after the Arrangement.

At December 31, 2018, the following share options were outstanding:

Number of share options (000`s)	Vested (000`s)	Exercise price per share C$	Expiry date
960	960	0.18 – 0.36	Feb – Dec 2019
1,320	1,320	0.28 – 0.32	July – Dec 2020
2,240	2,240	0.33 – 0.36	Mar – Nov 2021
1,900	1,900	0.52 – 0.62	May – Oct 2022
2,290	2,265	0.55 – 0.63	Feb – Dec 2023
8,710	8,685

December 31, 2018
Weighted average exercise price for exercisable options	C$0.44
Weighted average share price for options exercised	C$0.60
Weighted average years to expiry for exercisable options	3.23

Pursuant to the Arrangement, on May 23, 2017 each outstanding option was exchanged for one replacement Entrée option with the same expiry date and 0.45 of a Mason Resources option. The exercise prices of the replacement Entrée options were adjusted based on the market value of the two companies after completion of the Arrangement.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

For the year ended December 31, 2018, the total share-based compensation charges relating to 2,290,000 options granted to officers, employees, directors and consultants was $0.5 million (2017 - $0.6 million).

The weighted average fair value at date of grant for the options granted during the year ended December 31, 2018 was C$0.30 (2017 – C$0.24). The following weighted average assumptions were used for the Black-Scholes valuation of share options granted:

	2018	2017
Risk-free interest rate	1.91%	1.62%
Expected life of options (years)	4.7	4.6
Expected volatility	64%	72%
Expected dividend	0.00%	0.00%

f)	Share purchase warrants

At December 31, 2018, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

The share purchase warrants were all issued in 2017 and there has been no exercise or cancellation of these warrants as at December 31, 2018.

The fair value per share purchase warrant was determined to be C$0.37 using the following weighted average assumptions using the Black-Scholes option pricing model:

Share price	C$0.55
Risk-free interest rate	1.01%
Expected dividend	0.00%
Expected life	5 years
Expected volatility	72%

g)	Bonus shares

In May 2017, the Company issued 100,000 common shares for no cash proceeds pursuant to a grant of employment inducement bonus shares.

13	Segmented information

The Company operates in one business segment being the exploration and evaluation of mineral property interests. The Company’s non-current assets geographically are as follows:

	2018	2017
Canada
Property and equipment	$83	$106
Reclamation deposit and other	12	12
	$95	$118
Other
Property and equipment	4	6
Mineral property interest	-	532
Long-term investments	199	151
	$203	$689

As at December 31, 2017, the Company’s mineral property interest was located in Peru. The property and equipment in the ‘other’ category are located in Mongolia. The long term investments are related to the Company’s investment in the Entrée/Oyu Tolgoi JV Property in Mongolia.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

14	Exploration costs

	2018	2017
Mongolia	$134	$181
Other	41	151
	$175	$332

15	Income tax

	2018	2017
Loss for the year before income taxes	$(5,198)	$(36,511)
Statutory rate	27.00%	26.00%
Expected income tax recovery	(1,403)	(9,493)
Permanent differences and other	(8,163)	8,820
Difference in foreign tax rates	140	(640)
Effect of change in future tax rates	(805)	(433)
Change in valuation allowance	10,231	1,674
Total income tax recovery	$-	$(72)

	2018	2017
Current income tax recovery	$-	$(72)
Deferred income tax expense	-	-
Total income taxes	$-	$(72)

The Company’s deferred income tax liability consisted of:

	2018	2017
Deferred income tax assets:
Non-capital loss carryforward	$9,140	$9,608
Resource expenditures	2,507	2,763
Equipment	239	193
Share issue and legal costs	22	31
Other	11,355	1,113
	23,263	13,708
Unrecognized tax assets	(23,263)	(13,680)
Net deferred income tax assets	-	28
Deferred income tax liabilities:
Foreign exchange on loan	-	(28)
Net deferred income tax liabilities	$-	$(28)

Net deferred income tax	$-	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $31.7 million (2017: $31.1 million) in Canada, $nil (2017: $0.7 million) in China, $nil (2017: $1.0 million) in Peru, $5.8 million (2017: $6.2 million) in Mongolia and $0.3 million (2017: $nil) in Australia. These losses, if not utilized, will expire through 2038. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. Deferred tax benefits which may arise as a result of these losses, resource expenditures, equipment, share issue and legal costs have not been recognized in these consolidated financial statements.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

16	Financial instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, deposits, accounts payable and accrued liabilities, and loan payable.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents and investments are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2018, 2017 and January 1, 2017:

December 31, 2018	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$6,154	$-	$-	$6,154
Investments	912	-	-	912
Deposits	-	12	-	12
Total financial assets	$7,066	$12	$-	$7,078

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$346	$346
Loan payable	-	-	8,380	8,380
Total financial liabilities	$-	$-	$8,726	$8,726

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

December 31, 2017	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$7,068	$-	$-	$7,068
Receivables	-	263	-	263
Deposits	-	12	-	12
Total financial assets	$7,068	$275	$-	$7,343

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$247	$247
Loan payable	-	-	7,841	7,841
Total financial liabilities	$-	$-	$8,088	$8,088

January 1, 2017	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$13,391	$-	$-	$13,391
Receivables	-	35	-	35
Deposits	-	490	-	490
Total financial assets	$13,391	$525	$-	$13,916

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$455	$455
Loan payable	-	-	7,334	7,334
Total financial liabilities	$-	$-	$7,789	$7,789

b)	Financial risk management

i)	Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts with large, highly rated financial institutions.

The Company’s receivables balance was not significant and, therefore, was not exposed to significant credit risk.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

ii)	Liquidity risk

The Company manages liquidity risk by trying to maintain enough cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

The Company’s operating results may vary due to fluctuation in commodity price, inflation, foreign exchange rates and certain share prices.

iii)	Market risks

The Company is exposed to market risk because of the fluctuating values of its publicly traded investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2018 portfolio value, a 10% increase or decrease in market price would result in a $0.1 million change in net loss.

iv)	Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates (Note 10). As at December 31, 2018, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2018, the Company has not entered into any contracts to manage interest rate risk.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

v)	Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2018, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2018	December 31, 2017	January 1, 2017
Cash and cash equivalents	$6,154	$7,068	$13,391
Investments	912	-	-
Receivables	-	263	35
Accounts payable and accrued liabilities	(346)	(247)	(455)
	$6,720	$7,084	$12,971

As at December 31, 2018, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an insignificant change in net loss.

17	Capital management

The Company considers items included in shareholders’ equity (deficiency) as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions. There are no external restrictions on management of capital.

18	Supplemental cash flow information

	Note	2018	2017
Non-cash investing activities
Acquisition of investments from the sale of asset	6, 9	$1,000	$-

19	Commitments and contingencies

As at December 31, 2018, the Company had the following commitments:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$421	$106	$315	$-	$-

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 11).

20	Related party transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Directors’ fees	$142	$153
Salaries and benefits	$1,143	$929
Share-based compensation	$461	$410

As of December 31, 2018, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.2 million (December 31, 2017 - $0.4 million; January 1, 2017 – $0.1 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.0 million (Dec 31, 2017 - $1.3 million) will become payable to certain officers and management personnel of the Company.

Administrative Services Agreement

On May 9, 2017, Mason Resources entered into an Administrative Services Agreement (“ASA”) with Entrée whereby Entrée provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. The total amount charged to Mason Resources for the year ended December 31, 2018 was $0.7 million (December 31, 2017 - $0.8 million). These transactions occurred in the normal course of business and were conducted on terms substantially similar to arm’s length transactions. Transactions with Mason Resources for goods and services were made on commercial terms through the ASA.

On December 19, 2018, Mason Resources terminated the ASA with Entrée and paid a termination charge of $0.3 million as required by the terms of the ASA.

As of December 31, 2018, included in the receivables balance on the consolidated statement of financial position is nil (December 31, 2017 - $0.2 million) due from Mason Resources relating to the ASA.

	2018	2017
Executive services	$421	$268
Corporate overhead	$280	$280
Investor communications	$-	$45
Restructure charge	$-	$175

21	First time adoption of IFRS

These are the Company’s first consolidated financial statements prepared in accordance with IFRS.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Reconciliation of statements of financial position

The US GAAP statements of financial position have been reconciled to IFRS as follows:

	US GAAP January 1, 2017	Effects of transition to IFRS	IFRS January 1, 2017	US GAAP December 31, 2017	Effects of transition to IFRS	IFRS December 31, 2017
Assets
Current assets
Cash and cash equivalents	$13,391	$-	$13,391	$7,068	$-	$7,068
Receivables and prepaid expenses	310	-	310	382	-	382
	13,701	-	13,701	7,450	-	7,450
Non-current assets
Property and equipment	43	-	43	112	-	112
Mineral property interests	38,875	-	38,875	532	-	532
Long-term investments	146	-	146	151	-	151
Reclamation deposits and other	515	-	515	12	-	12
	39,579	-	39,579	807	-	807
Total assets	$53,280	$-	$53,280	$8,257	$-	$8,257
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$455	$-	$455	$247	$-	$247
	455	-	455	247	-	247
Non-current liabilities
Loan payable to Oyu Tolgoi LLC	7,334	-	7,334	7,841	-	7,841
Deferred revenue	22,987	-	22,987	24,658	-	24,658
Deferred income tax	3,015	-	3,015	-	-	-
	33,336	-	33,336	32,499	-	32,499
Total liabilities	33,791	-	33,791	32,746	-	32,746
Shareholders’ equity (deficiency)
Share capital	178,740	-	178,740	139,689	32,619	172,308
Reserves	20,863	-	20,863	22,175	-	22,175
Share capital received in advance	559	-	559	-	-	-
Accumulated other comprehensive income (loss)	(7,061)	7,061	-	5,230	(6,914)	(1,684)
Deficit	(173,612)	(7,061)	(180,673)	(191,583)	(25,705)	(217,288)
Total shareholders’ equity (deficiency)	19,489	-	19,489	(24,489)	-	(24,489)
Total liabilities and shareholders’ equity (deficiency)	$53,280	$-	$53,280	$8,257	$-	$8,257

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Reconciliation of statements of comprehensive loss

The US GAAP statements of comprehensive loss have been reconciled to IFRS as follows:

	US GAAP December 31, 2017	Effects of transition to IFRS	IFRS December 31, 2017
Operating expenses
Exploration	$332	$-	$332
General and administrative	1,656	-	1,656
Share-based compensation	678	-	678
Restructuring costs	211	(211)	-
Depreciation	20		20
Other	192	-	192
Operating loss	3,089	(211)	2,878
Foreign exchange gain	(380)	-	(380)
Interest income	(116)	-	(116)
Interest expense	287	-	287
Loss on the Arrangement	-	33,627	33,627
Loss from equity investee	215	-	215
Loss before income taxes	3,095	33,416	36,511
Income tax recovery	(72)	-	(72)
Net loss from continuing operations	3,023	33,416	36,439
Discontinued operations
Net loss from discontinued operations	176	-	176
Net loss for the year	3,199	33,416	36,615
Other comprehensive (income) loss		-
Foreign currency translation	2,481	(797)	1,684
Total net loss and comprehensive loss	$5,680	$32,619	$38,299
Net Loss per common share
Basic and fully diluted – continuing operations	$(0.02)	$(0.19)	$(0.21)
Basic and fully diluted – discontinued operations	(0.00)	-	(0.00)
Weight average number of common shares outstanding	172,259	-	172,259

There were no changes to the net cash used in / from operating, financing or investing activities.

The accounting policies set out in Note 4 have been consistently applied in preparing the consolidated financial statements for the year ended December 31, 2017, and in the preparation of an opening IFRS statement of financial position at January 1, 2017 (the “Transition Date”).

In preparing its opening IFRS statement of financial position, Entrée has adjusted amounts reported previously in financial statements prepared in accordance with US GAAP (its previous GAAP). Explanations of how the transition from its previous GAAP to IFRS has affected the Company’s statements of financial position and statements of comprehensive loss are set out in the following reconciliations and notes that accompany them.

Pursuant to IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), Entrée has applied IFRS on a retrospective basis, subject to relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS.

Notes to the reconciliations

a)	Estimates

IFRS 1 provides that the estimates in accordance with IFRS at the date of transition shall be consistent with estimates made in accordance with previous GAAP (after adjustment to reflect differences in accounting policies), unless there is objective evidence those estimates were in error. There were no adjustments made to previous GAAP estimates.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

b)	Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, Share-based Payment, to equity instruments granted after November 7, 2002 that vested before the date of transition to IFRS. The Company has elected to apply the exemption and, as a result, has not recalculated the impact on any share-based payments that have vested at the Transition Date.

c)	Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations (“IFRS 3”), prospectively from the Transition Date or from a specific date prior to the Transition Date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the Transition Date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its Transition Date. As a result, business combinations occurring prior to the Transition Date have not been restated.

d)	Foreign exchange

Retrospective application of IFRS would require recalculation of cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or associate was formed or acquired. Alternatively, IFRS 1 permits cumulative translation gains and losses to be reset to zero at the initial adoption date. The Company has elected to reset all cumulative translation gains and losses to zero in opening deficit at January 1, 2017.

e)	Adjustments on transition to IFRS

Under US GAAP, the Arrangement to spin out the Company’s US Subsidiaries to Mason Resources was accounted for at the carrying amount, without gain or loss. In addition, the assets and liabilities that were transferred to Mason Resources were classified as assets/liabilities held for spin-off.

Under IFRS, IFRIC 17 – Distributions of Non-Cash Assets to Owners was used to account for this transaction. In accordance with this guidance, a dividend based on the fair value of the distribution, determined using the trading price of the Mason Common Shares following the date of spinoff, was recorded. The difference between the fair value of the dividend and the carrying value of the net assets was recognized as a loss in the consolidated statement of comprehensive loss for the year ended December 31, 2017. Restructuring costs totaling $0.2 million was recorded in profit or loss under US GAAP. Under IFRS, these costs were offset against equity as they are directly attributable to the equity transaction. The assets and liabilities transferred to Mason Resources were not classified as assets/liabilities held for spin-off in accordance to IFRS 5, Non-current Assets Held For Sale and Discontinued Operations.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

22	Subsequent events

Subsequent to December 31, 2018:

•	stock options to purchase 130,000 Designated Shares with an exercise price of C$0.36 were terminated and an aggregate of 44,629 common shares were issued. In addition, an aggregate of 20,000 common shares were issued and the Company received gross proceeds of C$5,600 from the option exercises.

•	the Company disposed of all its investments in common shares of Anglo Pacific for net proceeds of $1.0 million (Note 6).

Item 19.	Exhibits

Exhibit Number	Name

1.1	Certificate of Continuation dated May 27, 2005 (incorporated by reference from our Form 8-K filed with the SEC on June 8, 2005 (SEC File No.: 000-50982))

1.2	Articles of Entrée Gold Inc. dated May 23, 2005 (incorporated by reference from our Form 8-K filed with the SEC on June 8, 2005 (SEC File No.: 000-50982))

1.3	Articles of Entrée Gold Inc. dated May 23, 2005 and amended on June 27, 2013 (incorporated by reference from our Form 6-K filed with the SEC on July 8, 2013 (SEC File No.: 001-32570))

1.4	Certificate of Name Change dated May 9, 2017 (incorporated by reference from our Form 6-K filed with the SEC on March 11, 2019 (SEC File No.: 001-32570))

4.1	Equity Participation and Earn-In Agreement dated October 15, 2004 between Entrée Gold Inc. and Ivanhoe Mines Ltd. (incorporated by reference from our Registration Statement on Form 10-SB/A filed with the SEC on December 10, 2004 (SEC File No.: 0-50982))

4.2	Amendment to Equity Participation and Earn-In Agreement dated November 2004 between Entrée Gold Inc. and Ivanhoe Mines Ltd. (incorporated by reference from our Annual Report on Form 20-F for Fiscal Year Ended December 31, 2015 filed with the SEC on March 31, 2016 (SEC File No.: 001-32570))

4.3	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd. (incorporated by reference from our Form 6-K filed with the SEC on March 4, 2016 (SEC File No.: 001-32570))

4.4	Arrangement Agreement dated February 28, 2017 between Entrée Gold Inc. and Mason Resources Corp. (incorporated by reference from our Form 6-K filed with the SEC on March 9, 2017 (SEC File No.: 001-32570))

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

99.1	Consent of Davidson & Company LLP, Chartered Professional Accountants

99.2	Consent of Wood Canada Limited, formerly known as Amec Foster Wheeler Americas Limited

99.3	Consent of Robert Cinits

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

Entrée Resources Ltd.

By:	/s/ Stephen Scott

Name:	Stephen Scott

Title:	Chief Executive Officer

Date:	April 1, 2019

