Form 20-F
period 2019-12-31
Entree Resources Ltd.
filed 2020-03-16
CIK 1271554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

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

Telephone: (604) 687-4777

Email: smcleod@entreeresourcesltd.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	ERLFF	Over-the-Counter OTCQB Venture Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2019, 175,470,074 Common Shares of the Registrant were issued and outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

In this annual report on Form 20-F, which we refer to as the “Annual Report”, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “our” or “us” or “Entrée” or “Entrée Resources” refers to Entrée Resources Ltd. and its consolidated subsidiaries, as applicable. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3.

CURRENCY

Unless we otherwise indicate in this Annual Report, all references to “Canadian Dollars”, “Cdn $” or “C$” are to the lawful currency of Canada and all references to “U.S. Dollars” or “$” are to the lawful currency of the United States.

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs and anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining, the construction and development of the Oyu Tolgoi underground mine, and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required.

Important risks, uncertainties, assumptions and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements include, without limitation:

●	the timing and cost of the construction and expansion of Oyu Tolgoi mining and processing facilities;
●	the timing and availability of a long-term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source);
●

the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi;

●	delays, and the costs which would result from delays, in the development of the Oyu Tolgoi underground mine;
●

the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance;

●	the anticipated location of certain infrastructure and sequence of mining;
●	projected commodity prices and their market demand;

●	production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi;
●	any changes to the assumptions underlying the 2018 PEA;
●	unanticipated costs, expenses or liabilities;
●	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;
●	development plans for processing resources;
●	the outcome of the Definitive Estimate;
●	matters relating to proposed exploration or expansion;
●	mining operational and development risks, including geotechnical risks and ground conditions;
●	regulatory restrictions (including environmental regulatory restrictions and liability);
●	risks related to international operations, including legal and political risk in Mongolia;
●	risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic;
●	risks associated with changes in the attitudes of governments to foreign investment;
●	risks associated with the conduct of joint ventures;
●	inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources;
●	inability to convert mineral resources to mineral reserves;
●	conclusions of economic evaluations;
●	changing foreign exchange rates;
●	the speculative nature of mineral exploration;
●	the global economic climate;
●	dilution;
●	share price volatility;
●	activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia;
●	the availability of funding on reasonable terms;
●

the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation;

●	the terms and timing of obtaining necessary environmental and other government approvals, consents and permits;
●	the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements;
●	unanticipated reclamation expenses;
●	geotechnical or hydrogeological considerations during mining being different from what was assumed;
●	changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses;
●	changes to assumptions as to salvage values;
●	ability to maintain the social licence to operate;
●	accidents, labour disputes and other risks of the mining industry;
●	environmental risks;
●	global climate change;
●	title disputes;
●	limitations on insurance coverage;
●	competition;
●	loss of key employees;
●	cyber security incidents;
●	misjudgements in the course of preparing forward-looking statements;
●	the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences;
●	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
●	risks that the Company could be deemed a passive foreign investment company, which could have negative consequences for U.S. investors;
●	risks related to differences in United States and Canadian reporting of reserves and resources;
●	risks related to the potential inability of U.S. investors to enforce civil liabilities against the Company or its directors, controlling persons and officers;
●	risks related to the Company being a foreign private issuer under U.S. securities laws; and
●	risks related to the voluntary delisting of the Company’s Common Shares from the NYSE American LLC.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS

REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

As used in this Annual Report, the terms “mineral reserve”, “Proven mineral reserve” and “Probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as amended. These definitions differ from the definitions in the U.S. Securities and Exchange Commission’s (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (“U.S. Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” Feasibility Study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The Company is a “foreign private issuer” under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators. For the years ended December 31, 2019, 2018 and 2017, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which differs in certain respects from United States Generally Accepted Accounting Principals (“U.S. GAAP”). For periods up to and including the year ended December 31, 2016, the Company prepared its financial statements in accordance with U.S. GAAP. The Company’s consolidated financial statements for the year ended December 31, 2017 were the first that it prepared in accordance with IFRS as issued by the IASB.

The annual audited consolidated financial statements contained in this Annual Report are reported in United States dollars, unless otherwise specified. Table amounts are expressed in thousands of United States dollars, except per share amounts and where otherwise specified.

Non-IFRS Performance Measurement

Non-IFRS Performance Measurement: “Cash costs after credits” (“C1”) and all-in sustaining cost (“AISC”) are non-IFRS performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

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

Units of Measure

billion	B

billion tonnes	Bt

cubic metre	m3

cubic metre per tonne	m3/t

degree	°

degrees Celsius	°C

dollar (U.S.)	$

dry metric tons	dmt

gram	g

grams per tonne	g/t

greater than	>

hectare (10,000 m2)	ha

kilo troy ounces	koz

kilogram	kg

kilometre	km

kilometres per hour	km/hr

kilovolt	kV

kilotonnes per day	kt/d

kilotonnes per hour	kt/h

kilowatt hour	kWh

kilowatt hours per tonne (metric)	kWh/t

less than	<

litre	L

litres per second	L/s

litres per tonne	L/t

megawatts	MW

metre	m

metres above sea level	masl

metres per second	m/s

microns	µm

millimetre	mm

million	M

million pounds	Mlb

million ounces	Moz

million tonnes	Mt

Million tonnes per annum	Mt/a

minute (geographic coordinate)	‘

ounce	oz

parts per million	ppm

per	/

per annum (year)	/a

per day	/d

percent	%

pound(s)	lb

second (geographic coordinate)	“

square centimetre	cm2

square kilometre	km2

square metre	m2

three dimensional	3D

tonne (1,000 kg)	t

tonnes per cubic metre	t/m3

tonnes per day	tpd

tonnes per year	t/a

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected financial data and the information in the following table of the Company as at December 31, 2019, 2018 and 2017 and for the years then ended was derived from the audited consolidated financial statements of the Company, audited by Davidson & Company LLP, Chartered Professional Accountants, as indicated in their report which is included elsewhere in this Annual Report.

The selected historical consolidated financial information presented below is condensed and may not contain all the information that you should consider. This selected financial data should be read in conjunction with our annual audited consolidated financial statements, the notes thereto and the sections entitled “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects”.

The table below sets forth selected consolidated financial data under IFRS. The information has been derived from our annual audited consolidated financial statements set forth in “Item 18. Financial Statements”.

	2019	2018	2017

Expenses

Exploration	$173	$175	$332

General and administrative	1,490	1,145	1,656

Share-based compensation	340	506	678

Depreciation	105	22	20

Other	-	(13)	192

Operating loss	2,108	1,835	2,878

Gain on sale of investments	(123)	-	-

Foreign exchange (gain) loss	(195)	287	(380)

Interest income	(137)	(111)	(116)

Interest expense	319	307	287

Loss from equity investee	273	175	215

Finance costs	29	-	-

Deferred revenue finance costs	3,250	2,985	-

Gain on sale of mining property interest	-	(353)	-

Unrealized loss on investments	-	73	-

Loss on the Arrangement	-	-	33,627

Loss before income taxes	5,524	5,198	36,511

Income tax recovery	-	-	(72)

Net loss from continuing operations	5,524	5,198	36,439

Discontinued operations

Net loss from discontinued operations	-	-	176

Net loss for the year	5,524	5,198	36,615

Other comprehensive loss (income)

Foreign currency translation	2,095	(3,372)	1,684

Total comprehensive loss	$7,619	$1,826	$38,299

Net loss per common share

Basic and fully diluted – continuing operations	$(0.03)	$(0.03)	$(0.21)

Basic and fully diluted – discontinued operations	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares

Basic and fully diluted (000’s)	174,907	174,344	172,259

Total common shares issued and outstanding (000’s)	175,470	174,807	173,573

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

On November 10, 2017, the Parliament of Mongolia adopted the 2017 Amendments, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time. Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax laws came into effect on January 1, 2020. Under the Restated Version of the Corporate Income Tax Law, ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

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

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006, which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which will take effect on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by Parliament, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry is expected to propose significant amendments to the Minerals Laws. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Investment Law, State Minerals Policy, 2015 Amendment, 2017 Amendments, Restated Version of the Corporate Income Tax Law or General Tax Law, Decree No. 302, Law on Amendments to the Minerals Law of 2006, constitutional amendments or proposed amendments aimed at regulating the minerals sector and use of natural resources are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

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

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns approximately 17.3% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to the various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC. The interests of Rio Tinto, Turquoise Hill, the Government of Mongolia and OTLLC are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, Turquoise Hill, the Government of Mongolia or OTLLC will exercise their rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

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

Entrée’s operations and Oyu Tolgoi underground development may be impacted by global or national health concerns such as the COVID-19 (coronavirus) pandemic.

Entrée is actively assessing and responding where possible to the potential impact of the COVID-19 (coronavirus) pandemic. This includes evaluating the potential impact on Entrée’s operations in Canada and Mongolia and Oyu Tolgoi underground development as well as evaluating governmental actions being taken to curtail the spread of the virus. Global or national health concerns, including the COVID-19 pandemic, could have a material adverse effect on Entrée’s business, results of operations and financial conditions and the Company’s share price by (a) reducing global economic activity, which could have a significant adverse effect on global financial markets and commodity prices; (b) impairing or disrupting the supply chain for Oyu Tolgoi underground development; and (c) affecting the health and mobility of Entrée’s or OTLLC’s workforce, rendering employees unable to work or travel.

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

There can be no assurance that OTLLC will be capable of raising the additional funding that it needs to continue the development of the Oyu Tolgoi project, including Hugo North Extension Lifts 1 and 2 and Heruga.

Further development of the Oyu Tolgoi project depends upon OTLLC’s ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC’s ability to secure project financing on reasonable commercial terms.

In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for further development of the Oyu Tolgoi project.

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

Entrée has not generated any revenue from operations since its incorporation. Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée/Oyu Tolgoi JV or one of its royalty interests. As at December 31, 2019, Entrée had working capital of approximately $5.5 million. Entrée’s average monthly operating expenses in 2019 were approximately $0.2 million, including general and administrative expenses and investor relations expenses. Entrée has a carried interest in the Entrée/Oyu Tolgoi JV Property. As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources. While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.

As a result of their existing shareholdings and agreements with Entrée, Sandstorm, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée’s business and affairs.

Sandstorm’s beneficial shareholdings in the Company, totalling approximately 21.2% of the Company’s outstanding Common Shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling approximately 17.3% of the Company’s outstanding Common Shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s Common Shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Amended Funding Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

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

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues stock options or if the Company issues additional securities to finance its operations.

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

If the Company issues additional Common Shares, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold. As at December 31, 2019 and March 13, 2020, Entrée had outstanding options exercisable into 9,945,000 Common Shares and outstanding Replacement Warrants exercisable into 9,264,735 Common Shares which, if exercised as at March 13, 2020 would represent approximately 10.9% of its issued and outstanding Common Shares. If all of these options are exercised and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s Common Shares.

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

Entrée believes that it was a passive foreign investment company during 2019, which may have a material effect on U.S. Holders.

Entrée believes it was a PFIC during the year ended December 31, 2019 and may be a PFIC for subsequent tax years, which may have a material effect on U.S. Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat Entrée as a qualified electing fund under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code. Additional adverse rules would apply to U.S. Holders for any year Entrée is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC. However, U.S. Holders should be aware that there can be no assurance that Entrée will satisfy the record keeping requirements that apply to a qualified electing fund, or that Entrée will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that Entrée is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.

This paragraph is qualified in its entirety by the discussion below the heading “Certain United States Federal Income Tax Consequences”. Each U.S. Holder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

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

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the OTCQB and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), the eligibility requirements of the OTCQB and the continued listing standards of the TSX. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s Common Shares. Any failure to comply with the continued listing standards of the TSX or the eligibility requirements of the OTCQB, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings from the TSX and quotation of the Company’s Common Shares on the OTC Pink Open Market, which may severely adversely affect the market liquidity for the Company’s Common Shares by limiting the ability of broker-dealers to sell such Common Shares, and the ability of stockholders to sell their Common Shares in the secondary market. Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its Board or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company’s Common Shares to decrease.

Trading of the Company’s Common Shares in the United States may be affected by the voluntary delisting of the Company’s Common Shares from the NYSE American LLC.

The Company’s Common Shares are traded exclusively in the United States on the OTCQB. The Company’s Common Shares previously traded on the NYSE American LLC, and the OTCQB does not require the same level of disclosure and compliance requirements compared to the NYSE American LLC. The Company is still, however, required to meet its SEC filing requirements and to meet its TSX and Canadian filing, compliance and disclosure requirements. As the Company’s Common Shares are no longer listed on the NYSE American LLC, shareholders will not be able to trade its Common Shares on the NYSE American LLC and certain federal and state securities law exemptions for its Common Shares would no longer be available. Consequently, the trading market for the Company’s securities in the United States may be limited.

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

Entrée’s operations depend on information technology (“IT”) systems.

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

Investors are cautioned not to assume that all or any part of an Inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC historically only permited issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

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

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations. The address of the Mongolian office is:

Suite 409

Gurvan Gal office center 8/1, Chinggis Avenue

Sukhbaatar District 1st County

Ulaanbaatar, Mongolia

Phone: 976.11.318562

Fax: 976.11.319426

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name “Timpete Mining Corporation”. On February 5, 2001, the Company changed its name to “Entrée Resources Inc. “. On October 9, 2002 the Company changed its name from “Entrée Resources Inc.” to “Entrée Gold Inc.” and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia) (the “BCBCA”). On May 9, 2017, the Company changed its name to “Entrée Resources Ltd.”

The Company’s common shares (“Common Shares”) traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006, the Company’s Common Shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ETG”. Effective October 1, 2019, the Company voluntarily withdrew its Common Shares from listing on the NYSE American LLC and its Common Shares commenced trading on the Over-the-Counter OTCQB Venture Market (the “OTCQB”) under the symbol “ERLFF”.

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

At the Company’s Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company’s Articles by the addition of advance notice provisions as Part 14B (the “Advance Notice Provisions”). The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Company’s board of directors (the “Board”) may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.

On February 28, 2017, the Company announced that the Board had approved a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources Corp. (“Mason Resources”), through a plan of arrangement under Section 288 of the BCBCA (the “Arrangement”). The Arrangement closed on May 9, 2017. Entrée shareholders received common shares of Mason Resources by way of a share exchange, pursuant to which each existing Common Share of Entrée was exchanged for one “new” Common Share of Entrée and 0.45 of a common share of Mason Resources. A total of 77,805,786 common shares of Mason Resources were distributed to Entrée shareholders. Mason Resources’ common shares commenced trading on the TSX on May 12, 2017 under the symbol “MNR”, and on the OTCQB on November 9, 2017, under the symbol “MSSNF”. On December 19, 2018, Mason Resources and Hudbay Minerals Inc. (“Hudbay”) completed a plan of arrangement under Part 9, Division 5 of the BCBCA whereby Hudbay acquired all the issued and outstanding common shares of Mason Resources it did not already own for C$0.40 per common share. Mason Resources’ shares were delisted from the TSX and removed from the OTCQB and Mason Resources ceased to be a reporting issuer under applicable Canadian securities laws.

General Development of the Business

Entrée is an exploration stage resource company with interests in exploration and advanced properties in Mongolia, Peru and Australia.

Entrée/Oyu Tolgoi JV Property

Entrée’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the “Entrée/Oyu Tolgoi JV Property”) – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”), holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill Resources Ltd. (“Turquoise Hill”) and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1 below). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the joint venture between Entrée and OTLLC (the “Entrée/Oyu Tolgoi JV”) state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 m below surface and a 30% participating interest with respect to mineralization extracted from above 560 m depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

On January 15, 2018, the Company announced the results of a Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property (the “2018 Technical Report”). The 2018 Technical Report discusses two development scenarios, a reserve case (the “2018 Reserve Case”) and a Life-of-Mine (“LOM”) Preliminary Economic Assessment (“2018 PEA”). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from the second lift of Hugo North Extension (“Lift 2”) and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study (“OTFS16”), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA. Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A definitive estimate (the “Definitive Estimate”) is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on mineral resources and reserves estimates and overall cost and schedule for the underground development.

LOM highlights of the production results from the 2018 Reserve Case and the 2018 PEA are summarized in Table 1 below.

Table 1 – Summary LOM Production Results – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	----
Indicated Resource Feed		----	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		----	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378

Notes:

●	Mineral reserves and resources estimates have an effective date of January 15, 2018.
●	Mineral reserves and mineral resources are reported on a 100% basis.
●	Entrée has a 20% interest in the above processed material and recovered metal.
●	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
●	Copper equivalent (“CuEq”) is calculated as shown in the footnotes to Table 3 and Table 4 below.

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

In both development options (2018 Reserve Case and 2018 PEA) the 2018 Technical Report only contemplates the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Below are some of the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis.

Key items per the 2018 Reserve Case are as follows:

●	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 is assumed to start in 2021 with initial block cave production starting in 2026.

●	14-year mine life (5-years development production and 9-years block cave production).

●

Maximum production rate of approximately 24,000 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

Key items per the 2018 PEA outputs are as follows:

Table 2 – Summary 2018 PEA Production Outputs – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2018 PEA (1)
		HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
Mine Life (2)	Years	33	77	*
Metal Recovered (3) ● Copper ● Gold ● Silver	Mlb Koz Koz	5,579 2,637 20,442	10,497 9,367 45,378

Notes:

(1)

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

(2)

* The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.

(3)	Entrée has a 20% attributable interest in the recovered metal.

●	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

●	Development schedule assumes for Entrée/Oyu Tolgoi JV Property:

–	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

–	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

–	2065 Heruga development production and in 2069 initial block cave production

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

Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on resources and reserves estimates and overall cost and schedule for the underground development. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, the Company will be able to assess the potential impact on the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. On July 15, 2019, Turquoise Hill stated that current information indicates that Oyu Tolgoi mineral reserves will not be materially impacted by the mine design options being considered; however, ongoing reviews will be considered as work progresses.

The 2018 Technical Report has been filed on SEDAR and EDGAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or EDGAR (www.sec.gov) or on www.EntreeResourcesLtd.com.

Arrangement with Mason Resources

On February 28, 2017, the Company announced that the Board had approved a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources, through a court approved plan of arrangement under Section 288 of the BCBCA. The Arrangement closed on May 9, 2017. The Company’s shareholders received common shares of Mason Resources in proportion to their shareholdings in the Company by way of a share exchange, pursuant to which each existing Common Share of the Company held as of the effective date of the Arrangement was exchanged for one “new” Common Share of the Company and 0.45 of a common share of Mason Resources. A total of 77,805,786 common shares of Mason Resources were distributed to the Company’s shareholders. There was no change to shareholders’ interests in the Company.

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

Optionholders and warrantholders of the Company received replacement options and warrants of the Company and options and warrants of Mason Resources which are proportionate to, and reflective of the terms of, their original options and warrants of the Company.

Mason Resources’ common shares commenced trading on the TSX on May 12, 2017 under the symbol “MNR”, and on the OTCQB on November 9, 2017 under the symbol “MSSNF”. On December 19, 2018, Mason Resources and Hudbay completed a plan of arrangement under Part 9, Division 5 of the BCBCA whereby Hudbay acquired all the issued and outstanding common shares of Mason Resources it did not already own for C$0.40 per common share. Mason Resources’ shares were delisted from the TSX and removed from the OTCQB and Mason Resources ceased to be a reporting issuer under applicable Canadian securities laws.

Three Year History

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

January 2017

The Company closes an oversubscribed non-brokered private placement of 18,529,484 units at a price of C$0.41 per unit for gross proceeds of C$7,597,088. Each unit consists of one Common Share and one-half of one transferable Common Share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share for five years.

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

May 2017

The Company announces that its shareholders voted 97.93% in favour of approving the spin-out of Mason Resources, subject to final court approval and TSX acceptance. The Arrangement closes on May 9, 2017. Concurrent with the closing, the Company changes its name from “Entrée Gold Inc.” to “Entrée Resources Ltd.”.

Turquoise Hill reports that the focus of underground development activities continues to be lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system. Sinking of Shaft 2 is expected to reach its final depth of 1,284 m later in 2017. Completion of Shaft 5 sinking is likely in early 2018. Supporting infrastructure progressed with Oyut II Camp construction activities increasing. The new development crusher and dewatering system are on target to enable an additional development crew to be added in the third quarter of 2017. Development of the convey-to-surface decline continued to progress following completion of bulk excavation at the end of 2016. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator. Turquoise Hill expects production from the first draw bell on the Oyu Tolgoi mining licence in mid-2020.

August 2017

The Company announces that it has engaged Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited) (“Wood”) to complete an initial data review to be followed up by a technical report which will include a Preliminary Economic Assessment of the Entrée/Oyu Tolgoi JV’s Hugo North Extension Lift 2 and Heruga.

October 2017

The Company announces that Wood has completed its initial data review and has commenced work on a NI 43-101 technical report relating to Entrée’s participating interest in the Entrée/Oyu Tolgoi JV. The technical report is expected to be completed by January 2018. Following a visit by management to the Oyu Tolgoi underground development project in September 2017, the Company reports that project development, including both direct production and supporting infrastructure, appears to be on track and is being completed to the highest safety and operating standards. The site visit provides Company management with an opportunity to tour some of the main surface infrastructure, including the concentrator and tailings facilities and to also go underground to observe some of the development work completed to date. In addition, management was able to review plans with OTLLC for the immediate and medium-term future.

November 2017

Turquoise Hill announces that since the re-start of development, a total of 5.4 equivalent km of lateral development has been completed. During the third quarter of 2017, the third development crew was deployed. Crews four and five are in training and are expected to be deployed during the fourth quarter of 2017. Also during the third quarter of 2017, commissioning of the new 3,500 tonne per day development crusher was completed. With the deployment of crews four and five, a step up in lateral development rates is expected to begin in the fourth quarter of 2017.

January 2018

The Company announces the results of the 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, a reserve case and a LOM Preliminary Economic Assessment. The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave. The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1.

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

March 2018

As reported by Turquoise Hill, the sinking of Shaft 5 is completed at a final depth of 1,178 m. Installation of the shaft exhaust fan is on target to be finished in early second quarter 2018. Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities.

June 2018

The Company announces that it has sold its 0.5% NSR royalty on Candente Copper Corp.’s Cañaraico copper project in Northern Peru to Anglo Pacific Group PLC (“Anglo Pacific”). The Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the royalty to Anglo Pacific for consideration of $1 million, payable by the issuance of 478,951 Anglo Pacific shares. The Company also retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the royalty.

July 2018

Turquoise Hill announces the Oyu Tolgoi project has achieved an important underground development milestone with the completed commissioning of Shaft 5, which is 1,178 m deep and 6.7 m in diameter. There is expected to be a step-up in underground activities with the increased ventilation capacity from Shaft 5. Earthworks for Shafts 3 and 4 continued during the second quarter 2018 and the sinking package was awarded in July 2018.

October 2018

Turquoise Hill announces that Rio Tinto, in its role as manager of the Oyu Tolgoi project and underground construction contractor, has undertaken its second annual schedule and cost re-forecast for the project. According to this re-forecast, lateral development has progressed well, the construction completion schedule for Hugo North Lift 1 on the Oyu Tolgoi mining licence remains on track for 2022 and the project is expected to be completed at the $5.3 billion budget estimate disclosed in OTFS16 and Turquoise Hill’s 2016 Oyu Tolgoi Technical Report. OTLLC has committed $2.1 billion to Mongolian vendors and contractors since the restart of project development. Additionally, several key facilities have been completed, including Shaft 5, various underground infrastructure and a new camp to house 5,500 workers.

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

November 2018

Turquoise Hill announces that the main focus of 2018 continues to be underground lateral development, the fit out of Shaft 2, support infrastructure and the convey-to-surface decline. At the end 2018, underground development is expected to have completed approximately 11 km of equivalent development through a mixture of mass excavation and lateral development. Pre-sinking activities for Shafts 3 and 4 progressed during the third quarter of 2018, including a box cut, and sinking for both shafts is expected to commence mid-2019. Shaft 2 completed sinking in January 2018 and was followed by the completion of stripping in the third quarter of 2018 and the start of the fit-out process in the same quarter. During the third quarter of 2018, Shaft 2 collar doors and controls were commissioned and mechanical installation of the rock breaker on the shaft’s jaw crusher was completed. Shaft 2 capabilities, along with increased development, are critical path items to the start of production ramp-up. During the third quarter of 2018, development of the convey-to-surface decline also continued to progress with the permanent ventilation facility being commissioned and becoming operational. The convey-to-surface system enables production ramp up beyond the Shaft 2, 30,000 tonnes per day capacity to the full 95,000 tonne per day underground production from the mine.

December 2018

Turquoise Hill announces the signing of the Power Source Framework Agreement (“PSFA”) between OTLLC and the Government of Mongolia which provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term domestic solution for the Oyu Tolgoi project. The PSFA formalizes the role of each party and sets out an amended timetable for OTLLC to source power domestically. Construction is expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. OTLLC will now move forward to confirm the technical design of the project and finalize the commercial arrangements, including financing, underpinning the PSFA. The 300 megawatt plant will be majority owned by OTLLC and will be situated close to the Tavan Tolgoi coalfields.

April 2019

As reported by Turquoise Hill, Rio Tinto, as manager of the Oyu Tolgoi project, has advised Turquoise Hill that delays on the Shaft 2 fit out are expected to result in an overall schedule delay to sustainable first production from the Oyu Tolgoi mining licence beyond the end of third quarter 2021. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. The study will be incorporated into the Definitive Estimate, as will work necessary to estimate any impact on cost and development schedule. The Definitive Estimate is expected to be complete towards the end of 2019.

May 2019

As reported by Turquoise Hill, during the first quarter of 2019 work continued on critical Shaft 2 equipping activities, central heating plant, mine infrastructure, underground materials handling system and on priority underground development. The fit-out and commissioning of Shaft 2 is expected to be completed by the end of October 2019. Pre-sinking works for Shaft 3 and Shaft 4 have commenced.

August 2019

As reported by Turquoise Hill:

●   Improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing mine design. Options include assessment of the impact of the mid-access drives, location of the on-footprint components of the ore handling system, the sequence of crossing the panel boundaries during mining operations, and an option that alters the panel boundary approach and would leave temporary pillars in ore that would then be recovered later in the mine-life, sub-blocking the previously planned three panels into five or more panels.

●   A number of options are being evaluated to determine the final design of Panel 0, and this work is anticipated to continue into early 2020. Following a period of additional data collection and model updates, two phases of geotechnical modelling work are planned to inform staged mine design updates. The geotechnical modelling is expected to continue into early 2020 with final design decisions to be made at this time. A period of detailed design, schedule and cost estimation will follow resulting in the delivery of the Definitive Estimate in the second half of 2020, reflecting the preferred mine design approach.

●   All options under consideration present a clear pathway to sustainable first production from the Oyu Tolgoi mining licence, albeit with different cost and schedule implications. Critically, all underground development to date has not been impacted at all by pending changes to the mine design, and all infrastructure developed to date remains usable and in the appropriate locations for all of the mine design options under review.

●   Based on these options, preliminary estimates indicate that sustainable first production from the Oyu Tolgoi mining licence could be delayed by 16 to 30 months compared to Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the Oyu Tolgoi underground project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill. This range includes contingency of up to eight months reflecting the unexpected and challenging geotechnical issues, complexities in the construction of Shaft 2, and reflects the detailed work still required to reach a more precise estimate. This results in sustainable first production from the Oyu Tolgoi mining licence now being expected between May 2022 and June 2023 with the first drawbell now expected between October 2021 and September 2022.

●   Current information indicates that Oyu Tolgoi mineral reserves will not be materially impacted by the mine design options being considered; however, ongoing reviews will be considered as work progresses.

August – October 2019

The Company announces in August 2019 that it has received a notice from NYSE American LLC stating that it is not in compliance with certain continued listing standards. In September 2019 the Company announces its intention to voluntarily withdraw its Common Shares from listing on NYSE American LLC. After careful consideration and a review of several options, the Board has determined that a voluntary delisting and applying for trading on a more suitable U.S. trading platform is in the Company’s best interests. The Company announces that its last day of trading on the NYSE American LLC is September 30, 2019 and effective October 1, 2019, the Company’s Common Shares will commence trading on the OTCQB in the United States under the symbol “ERLFF”.

November 2019

As reported by Turquoise Hill, construction of Shaft 2 on the Oyu Tolgoi underground project is complete and is in the final stages of commissioning. The completion of Shaft 2 is a significant milestone achieved, as it will allow for up to 300 people in the service hoist and lift up to 60 tonne skips in the production hoist, both of which will accelerate the development of the underground Oyu Tolgoi copper-gold mine. Shafts 3 and 4 pre-sinking works is complete.

The first of the key decisions with respect to completing the final mine design has been made; a mid-access drive will be retained only on the apex level of the mine design of Panel 0. Turquoise Hill expects decisions regarding the sequencing of the first panel of mining, Panel 0, productivity inputs and ore pass locations to be completed by April 2020. The resulting Pre-Feasibility Study designs being detailed to Feasibility Study standard, then scheduled and costed to form the Definitive Estimate are due in the second half of 2020.

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

During the year ended December 31, 2019, the Company did not divest any capital items.

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

Mineral Exploration Business

Entrée is in the mineral resource business. This business generally consists of three stages: exploration, development and production. Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities and are engaged in exploring land to discover them. Mineral resource companies that have located mineral resources in commercially exploitable quantities and are preparing to extract them are in the development stage, and the properties are referred to as being “advanced”. Companies engaged in the extraction of those mineral resources are in the production stage. Entrée has interests in exploration and advanced properties in Mongolia, Peru and Australia.

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

A mineral resource may be identified and estimated through detailed exploration, drilling and sampling to establish geological and grade continuity followed by a geostatistical analysis of the data. The results are supported by a technical report prepared in accordance with NI 43-101. A mineral resource company may then choose to have a Preliminary Economic Assessment (“PEA”) prepared, based on the mineral resource estimate.

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

Business of Entrée

Entrée’s principal asset is its joint venture interest in the Entrée/Oyu Tolgoi JV Property in Mongolia, which forms a significant portion of the overall Oyu Tolgoi project area. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

●	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

–

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Based on the mine design discussed in OTFS16 and the 2018 Technical Report, development would cross north onto the Entrée/Oyu Tolgoi JV Property in approximately 2021. Hugo North Extension Lift 1 Probable reserves include 35 Mt grading 1.59% copper, 0.55 g/t gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, the Company will be able to assess the potential impact on mineral resources and reserves and the development schedule for the Entrée/Oyu Tolgoi JV Property.

–

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

●

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

●	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Entrée also has a 100% interest in the western portion of the Shivee Tolgoi mining licence, which is referred to as the “Shivee West Property”. The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

The Entrée/Oyu Tolgoi JV Property and the Shivee West Property, known together as the “Entrée/Oyu Tolgoi JV Project” or the “Project”, are shown on Figure 1. This figure also shows the main mineral deposits that form the Oyu Tolgoi Trend of porphyry deposits and several priority exploration targets, including Airstrip, Bumba Ulaan, Mag West, Gravity Ridge and Southwest IP.

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

●	* The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
●	** Outline of mineralization projected to surface.
●	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Further details regarding the Entrée/Oyu Tolgoi JV Project are provided in “Item 4. Information on the Company – C. Property, Plants and Equipment” below.

Aside from its principal asset, Entrée has royalty and other interests in properties in Australia and Peru. See “Item 4. Information on the Company – C. Property, Plants and Equipment” below for more information.

Robert Cinits, P.Geo., formerly Vice President, Corporate Development of the Company and currently a consultant to Entrée has approved all scientific and technical information in this Annual Report. Mr. Cinits is a qualified person (“QP”) as defined in NI 43-101.

Turquoise Hill, Rio Tinto and OTLLC

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in the Entrée/Oyu Tolgoi JV Property. The Earn-In Agreement was amended in November 2004, to append the form of joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that the parties are required to enter into at such time as the earn-in obligations are completed. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement, including its right of first refusal on the Shivee West Property, were subsequently assigned by it to what was then its wholly-owned subsidiary, OTLLC. OTLLC is also the title holder of the Oyu Tolgoi mining licence, illustrated in Figure 1 above.

OTLLC undertook an exploration program which established the presence of two significant mineral deposits on the Entrée/Oyu Tolgoi JV Property: the Hugo North Extension deposit and the Heruga deposit. These deposits form the northernmost and southernmost parts of the Oyu Tolgoi project, which is a series of porphyry deposits containing copper, gold, silver and molybdenum. The deposits stretch over 12 km, from the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property in the north, through the Hugo North and Hugo South deposits and Oyut deposit on OTLLC’s Oyu Tolgoi mining licence, to the Heruga deposit in the south, the majority of which occurs on the Entrée/Oyu Tolgoi JV Property (Figure 2).

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

Additional information regarding the Entrée/Oyu Tolgoi JV Property is provided in “Item 4. Information on the Company C. – Property, Plants and Equipment” below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Entrée/Oyu Tolgoi JV Property. As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 m from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 m from the Entrée/Oyu Tolgoi JV Property, and the parties were required to enter into the Entrée/Oyu Tolgoi JVA. While the parties have not formally executed the Entrée/Oyu Tolgoi JVA, the Entrée/Oyu Tolgoi JV is operating under those terms.

Under the terms of the Entrée/Oyu Tolgoi JVA, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. The debt financing and repayment provisions limit dilution of Entrée’s interest as the project progresses. Since formation of the Entrée/Oyu Tolgoi JV in 2008, and as of December 31, 2019, the Entrée/Oyu Tolgoi JV has expended approximately $32.9 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2019, OTLLC has contributed on Entrée’s behalf the required cash participation amount equal to 20% of the $32.9 million incurred to date, plus accrued interest at prime plus 2%, for a total of $9.0 million.

At December 31, 2019, Turquoise Hill owned approximately 7.9% of the Company’s issued and outstanding Common Shares acquired pursuant to the Earn-In Agreement. In addition, Rio Tinto, Turquoise Hill’s majority shareholder, owned approximately 9.4% of the Company’s issued and outstanding Common Shares as at December 31, 2019.

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

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the “Oyu Tolgoi Investment Agreement”) with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the “Heads of Agreement”), which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the “Shareholders Agreement”) dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the “MOA”) with Turquoise Hill, under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property.

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

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed an Underground Mine Development and Financing Plan (the “Mine Plan”), signalling the firm commitment of the parties to move forward with underground development of the Oyu Tolgoi copper-gold project. The Mine Plan addresses certain key Oyu Tolgoi shareholder issues, including tax matters, a 2% NSR royalty held by Turquoise Hill, the Oyu Tolgoi 5% sales royalty calculation, management services payments and the sourcing of power for Oyu Tolgoi from within Mongolia, providing a pathway forward to the eventual restart of Phase 2 underground development, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit. The Mine Plan states that the principles of a comprehensive financing plan including for the underground stage have been agreed on and include that up to $6 billion of external funding will be raised through third party project financing (including for the underground stage) and other bank finance, product off-take arrangements or other forms of financing.

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

Oyu Tolgoi Project Underground Development

On November 12, 2019, Turquoise Hill provided the following update regarding the Oyu Tolgoi project.

As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the OTFS16 mine design. Preliminary estimates indicate that sustainable first production for Turquoise Hill could be delayed by 16 to 30 months compared with the first quarter 2021 estimate in Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill.

To address these risks, a number of refinements are under review to determine the final mine design, and the first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0.

A mid-access drive is essentially a horizontal tunnel that cuts transversely across the mine footprint and allows OTLLC to develop both north and south within the ore body and accelerate the time to first sustainable production from the Oyu Tolgoi mining licence. Although the ground conditions do not enable OTLLC to incorporate the mid-access drive on all three levels of the underground, the inclusion on the apex level will have a positive impact on OTLLC’s schedule.

This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure, such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be finalized.

Construction of Shaft 2 was completed and the service hoist was successfully commissioned in October 2019. This is a 10 m diameter shaft sunk to approximately 1.3 km below the surface. The shaft uses the world’s largest production hoist motor able to lift 60 tonnes and can carry 300 people in the service hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily.

Commissioning of the production hoist continues with over 2,700 tonnes of rock successfully hoisted to surface at the end of the third quarter 2019. OTLLC continues to work with the regulatory agencies to complete the permitting of the production hoist.

The load out conveyor and Shaft 2 integrated materials handling system is fully commissioned. This will enable ore to be conveyed to the concentrator as soon as the production hoist system is commissioned. The Shaft 2 production and logistics capability is a key enabler of increased underground development and construction of critical underground infrastructure such as the Primary Crusher 1 and the material handling systems that support the start of production ramp-up.

Other key infrastructure components completed during the third quarter 2019 include the central heating plant, the Shaft 2 jaw crusher system and the Shaft 2 surface discharge conveyor.

Shaft 3 pre-assembly of headframe modules commenced during the third quarter, while Shaft 4 vertical assembly of the sinking stage was completed, along with the commencement of stage fit-out. Primary Crusher 1 civil works are ongoing with the team successfully constructing the 8 m of wall at the underside of the surge bin.

Lateral underground development in the third quarter 2019 accelerated. Extensive focus on productivity gains on the most critical development areas has reaped substantial improvements. Underground development progressed 3.6 total equivalent km and 3.2 lateral km during the third quarter. Between the restart of underground development in May 2016 and the end of the third quarter 2019, 28.0 total equivalent km and 22.1 km of lateral development have been completed.

The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (Kilometres)	Mass Excavation (000 metres)

2016	1.6	1.5	3.0

2017	6.1	4.8	31.7

2018	10.3	7.9	59.5

Q1 2019	3.2	2.3	21.4

Q2 2019	3.2	2.4	19.3

Q3 2019	3.6	3.2	11.4

TOTAL	28.0	22.1	146.3

Turquoise Hill reported that it expects to have enough liquidity to fund its operations and underground development including progression of a Tavan Tolgoi-based power plant, into the first quarter 2021. Taking into consideration the estimated impacts of recently announced increases to underground development capital, as well as delays to first sustainable production from the Oyu Tolgoi mining licence, Turquoise Hill expects to need significant incremental financing to sustain its underground development and construction of a Tavan Tolgoi-based power plant beyond this timeframe. Turquoise Hill and OTLLC have the option to raise additional external financing subject to required approvals, to assist in funding development going forward, including during underground commissioning and ramp up. Turquoise Hill will have greater clarity on its incremental funding requirement as the Definitive Estimate progresses; however, preliminarily estimates indicate significant incremental financing will be required above the $2.7 billion in liquidity currently available to it. Turquoise Hill has put forward a proposal to Rio Tinto as to how best to source incremental funding necessary to progress underground development over and above its $2.7 billion of available liquidity.

On January 16, 2020, Turquoise Hill noted that productivity improvements resulted in increased underground lateral development rates during the fourth quarter 2019, with an average rate of 1,607 equivalent m compared to 1,214 equivalent m in the third quarter, with December seeing a record 1,809 equivalent m. Construction is progressing on Shafts 3 and 4 with both collars now installed. Final preparations are underway to enable commencement of main sinking operations for both shafts during the second quarter of 2020. Detailed analysis work on the mine design is still anticipated to be completed during the first half of 2020, and the Definitive Estimate, which will include the estimate of cost and schedule for the underground project based on the updated design of Panel 0, is still expected to be delivered in the second half of 2020.

Oyu Tolgoi Power Supply

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. The PSFA entered into between OTLLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of a Tavan Tolgoi-based power solution for the Oyu Tolgoi mine by June 30, 2023. The power plant would be majority-owned by OTLLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 km from the Oyu Tolgoi mine.

On February 17, 2020, Turquoise Hill announced the submission of a Feasibility Study for the Tavan Tolgoi Power Plant (“TTPP”) project to the Government of Mongolia by OTLLC.

The TTPP Feasibility Study is based on a 300 MW coal fired power plant to be located in Tsogttsetsii soum of Umnugovi province, with a total project cost estimate of up to $924 million, pending consideration of certain amounts yet to be finalized such as government fees, licenses and certain reimbursements per the Tavan Tolgoi Investment Agreement.

OTLLC has made significant progress to develop a cost competitive and optimal solution for TTPP with a fully negotiated engineering, procurement and construction contract that is now ready for signature. The current schedule targets two units of the TTPP to be operational by June 2024. The existing PSFA specifies target dates for milestones to be achieved through mutual cooperation between OTLLC and the Government of Mongolia, several of which have now passed. In accordance with the terms of the PSFA, OTLLC has given notice and is currently seeking a mutually acceptable alternative basis on which to proceed with securing long term domestic power supply for Oyu Tolgoi.

Tax Dispute

On February 20, 2020, Turquoise Hill announced that OTLLC has been unable to reach a resolution of its previously announced dispute with the Mongoian Tax Authority with respect to a tax assessment for approximately $155 million relating to an audit on taxes imposed and paid by OTLLC between 2013 and 2015. OTLLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions in the Oyu Tolgoi Investment Agreement. Turquoise Hill remains of the opinion that OTLLC has paid all taxes and charges required to be paid under the Oyu Tolgoi Investment Agreement, the Shareholders Agreement, the Mine Plan and Mongolian law.

Mongolian Parliamentary Working Group

As reported by Turquoise Hill, in March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (“Working Group”) that consisted of 13 Members of Parliament to review the implementation of the Oyu Tolgoi Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, OTLLC received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

Turquoise Hill subsequently reported that a new working group of nine Members of Parliament had been established to take the Working Group report and draft a resolution directing the Cabinet on recommendations related to Oyu Tolgoi. The draft resolution was submitted to the Economic Standing Committee of the Parliament and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. The resolution was published on December 6, 2019. On December 11, 2019, Turquoise Hill reported that the resolution includes measures to improve the implementation of the Oyu Tolgoi Investment Agreement and the Shareholders Agreement, improve the Mine Plan and explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34% for a special royalty. Turquoise Hill noted that the resolution will serve as the basis of future discussions in relation to the Oyu Tolgoi project.

Recent Exploration on the Entrée/Oyu Tolgoi JV Property

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2019 on the Entrée/Oyu Tolgoi JV Property has focused on several near-surface targets and prospects on both the Shivee Tolgoi mining licence (Airstrip and Gravity Ridge) and the Javkhlant mining licence (Southeast IP, Mag West, Bumbat Ulaan and Castle Rock) (refer to Figure 1 above).

The Airstrip target is located southwest of the airport and is defined by a gravity high anomaly in Carboniferous-age basalts, west of the north projection of the Oyu Tolgoi trend. A 2018 dipole-dipole IP survey, comprised of three, east-west oriented lines resulted in strong IP chargeability anomalies (~10mV/V) on Lines 1 and 2 that appear to widen out to the north. On the western edge of Line 2, a weaker (~7mV/V) chargeability anomaly is coincident with an isolated gravity high close to the boundary of granodiorite and basalt. A total of 58 shallow (30-120 m depth) polycrystalline diamond composite holes have been drilled here intersecting various intrusive phases of rock. No significant intervals of sulphide mineralization were encountered, although one hole did intersect 11 m grading 0.14% copper and 0.26 g/t gold from 52 m depth. A scissor hole below this did not intersect any significant mineralization. During 2018, additional alteration and age dating analysis was completed on the drill samples along with surface ground magnetic and gravity surveys and a Tromino survey (to determine the depth of overburden and to apply gravity survey corrections). Drilling was planned for 2018, but none was completed. Seven RC drill holes totaling 1,850.9 m were drilled during 2019. Entrée has not received detailed drill results however a summary report indicates that the holes targeted the IP and gravity anomalies at relatively shallow depths with no significant copper mineralization intersected. It is thought that the source of the IP (chargeability) anomaly was patchy pyrite within the host lithologies, which ranged from trace amounts up to approximately 6%. The rocks intersected by the drilling are Carboniferous-aged units dominated by basalt and basaltic andesite lava intruded by rhyolite and quartz monzonite with weak propylitic alteration. Hole EGRC146 returned 4 metres grading 0.93 g/t gold, 593 ppm copper and 2.8 g/t silver from 152.8 m to 156.8 m depth within basaltic andesite lava.

The Gravity Ridge target is based on a gravity survey that covered the Oyu Tolgoi trend from the Hugo North Extension northwards. The Gravity Ridge target area occurs between known porphyry at the Ulaan Khud prospect and the Airstrip target to the west. Previous consultant studies have identified this as a strong exploration target to test the northward continuation of the Oyu Tolgoi trend of mineralization in areas where it may be concealed beneath thrust plate lithologies or Cretaceous cover. Limited previous work has been completed at Gravity Ridge and OTLLC completed desktop reviews in 2019, as well as an IP geophysical survey. Three east-west oriented lines totaling 25 km were surveyed with IP and the results were pending at the time of this Annual Report. Entrée is not aware of any drilling that was completed during 2019.

The Southeast IP prospect comprises several clusters of 60 to 511 ppm copper soil anomalies, together covering about 3 km by 3 km, adjacent to a strong gradient array IP (chargeability) anomaly. The source of the IP anomaly was not evident through recent follow-up reconnaissance work. These anomalies are located over Carboniferous-aged rocks and additional geological mapping and interpretation completed during 2018 (1:5000 scale covering 1,830 ha) infers that a Devonian window of rocks could occur immediately west of the IP anomaly. Further exploration, including drilling was budgeted for this prospect in 2018, however only additional geological mapping was completed. During 2019 additional field mapping was completed around the target area followed by 10 wide-spaced RC drill holes totaling 2,131.8 m. Entrée has not received detailed drill results; however a summary report indicates that the holes targeted the IP anomaly at relatively shallow depths and did not intersect any significant copper mineralization. Hole EJRC0073 did intersect minor malachite (copper-oxide) mineralization within a granodiorite dyke at 148 m depth. According to OTLLC the amount of pyrite in the rocks intersected by the drilling was not enough to be the source of the IP anomaly, which still remains unexplained. All rocks intersected were Carboniferous-age and no target Devonian lithologies have been identified to date.

At the Mag West prospect, a previous IP survey revealed a strong chargeability anomaly adjacent to a magnetic high anomaly that OTLLC believes has not been sufficiently tested. The main geological units are Carboniferous basaltic lapillic tuff and Carboniferous granite. A previous soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Additional geological mapping was also completed (1:5000 scale covering 430 ha). Four target areas have been identified at Mag West based on the previous work. Although drilling was initially proposed for 2018, no holes were drilled. The 2019 exploration program has comprised additional geological work and ground truthing of anomalies, HALO spectral mapping, soil geochemistry reviews, reconnaissance work, and 21 rock chip samples. OTLLC reports that anomalous values of copper and molybdenum were returned from the rock chip sampling, however no details were provided to Entrée with the actual values. OTLLC believes that the rock sampling results support the existing soil survey results, with molybdenum more prevalent in the north, associated with a bleached and silicified lithocap. Seven RC drill holes to a depth of 250 m were budgeted for 2019, however the local communities requested that drilling be deferred so that it did not interfere with areas of winter shelter and sheep grazing. The plan is to drill these holes during the first quarter 2020.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap near the western edge of the property. In 2018, the prospect saw additional geological mapping (1:5000 scale over 1,050 ha), along with gravity, IP and magnetic geophysical surveys and soil sampling. The lithocap trends northeast and is characterised by a series of NE-SW silica dykes with moderate magnetite alteration and hematite stains, hosted within argillic altered rhyodacite. Five separate target areas have been identified based on the geophysical survey results, along with soil survey results and geological mapping/sampling. In 2019 exploration work has comprised HALO spectral mapping, review of soil geochemistry, geophysics (IP) and reconnaissance work. The HALO spectral measurements included 301 samples from the northern end of the target and 114 from the south portion. Results of the samples show the northern area hosts a narrow advanced argillic alteration zone with pyrophyllite-topaz-muscovite-illite and minor dickite assemblages. The advanced argillic zone at the southern part is slightly larger and is dominated by pyrophyllite-alunite-diaspore with strong hematite-goethite staining. OTLLC interprets the mineral occurrences within the two advanced argillic zones to be proximal to a potential heat source. In addition to the HALO sampling, 28 outcrop rock samples were collected at South Bumbat and of these, eight returned anomalous molybdenum values ranging from 11 to 20 ppm. Limited copper values were associated with the advanced argillic areas, potentially due to leaching as a result of the acidic environment. One sample from the periphery of the southern advanced argillic zone returned 0.18% copper, 967 ppm manganese and 457 ppm zinc, and is considered important since an anomalous manganese and zinc halo is quite common distal to a porphyry system with depletion at the center. A total of 33 line-km of IP survey were also completed along five, east-west oriented lines. The results of this survey were pending at the time of this Annual Report. Ten RC drill holes to a depth of 250 m were budgeted for 2019, however due to proximity to winter shelters and some holes being within a 50 m buffer zone of cultural heritage sites, the drilling was delayed. All sites are being reviewed to see which are accessible and based on this some are being re-located. Following this review the plan is to drill in the first quarter 2020.

Castle Rock is a porphyry-style target located about five km southwest of the Heruga deposit. Previous work at Castle Rock had identified this as a priority, near-surface target based on a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covering an area of about 1.5 km by 2.0 km coincident with a 400 m by 400 m area of outcropping quartz-sericite-illite altered dacite intrusive. In addition, a strong north-trending IP chargeability anomaly is coincident with the zone and two east-west dipole-dipole IP lines further outline the anomaly. During 2018 mapping identified scattered outcrops with sheeted and irregular quartz veining hosted within the dacite, along with occasional quartz breccia veins with oxidized sulphides. A gravity survey was completed during 2018, followed by two RC drill holes, EJRC0046 (250 m depth) and EJRC0047 (227 m depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. These sequences were intruded by several fresh, unmineralized porphyritic dacite dykes, and occasional hornblende-biotite andesite dykes. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite, however the lack of copper mineralization and porphyry alteration downgrades the near-surface exploration potential for this target. The potential for porphyry mineralization at depth remains a lower priority target. No drilling was budgeted for this prospect during 2019.

In addition to the above work the following field work was completed or was scheduled during 2019:

●	Geological Mapping: Ductile Shear area (west of the Airstrip Target) – 2,603 ha; West Javkhlant area – 4,288 ha

●	Soil Sampling: Ductile Shear area – 380 samples

●	Geochronology and Whole Rock Analysis: overall property – 63 samples for Whole Rock and 21 for Geochronology

●	Rock Chip Sampling: Shivee Tolgoi – 39 samples; Javkhlant – 49 samples

●	Geophysics: Ground magnetics at West Javkhlant (60% complete); DDIP survey at Javkhlant pending

●	MIRA 3D Modelling: Mira Geoscience produced a 3D geological model over the entire Project with the following main outcomes:

–	Advancement of the existing GOCAD Mining Suite project compilation for the Oyu Tolgoi study area

–	Data compilation for the base of cover, which has been updated and used to cover-correct the gravity data

–	A 3D fault network model has been constructed comprising of a total 37 faults

–	Interpretation and modelling of the major formations across the area of interest (intrusives and faulted stratigraphy)

–	A 3D geological block model was constructed from the various lithological and structural domains

–	Density and susceptibility variations within the geological domains were determined using geologically constrained inversion techniques

–	Soil geochemical data was reviewed and analysed, with a view towards vectoring towards mineralisation

–	Modelling results and other targeting criteria were used to identify potential prospective areas which are to be combined with current target prioritisation work

Soil geochemistry was also reviewed in selected portions of the Entrée/Oyu Tolgoi JV Property, including Bumbat Ulaan, West Mag (5 areas), West Grid (6 areas) and T1231 (1 area; this target is in the Shivee Tolgoi licence to the east of OTLLC’s Oyu Tolgoi licence). The soil geochemistry interpretation work provided soil anomalies and alteration features based on all products/maps derived from univariate Cu, Mo, Au, Ag, Pb and Zn including Cu/Sc and Cu/Fe normalisation, RGB zonation and chalcophile long multivariate analysis. According to OTLLC, alteration mapping appears to be possible with Oyu Tolgoi soils due to the immature nature of the soil profile with reasonable proportions of lithic fragments. Spatially coherent zones of subtle potassic alteration are evident, along with some soils showing sericite/phyllic characteristics. On-going work includes interpretation of spectral data collected on the soils and lithogeochemistry. Soil anomalies have been prioritised and are being evaluated through ground truthing and rock chip sampling. Priority was placed on anomalies over 2019 drill targets to ensure drill planning was optimised.

Finally, during 2019 augite basalt sampling was completed over mapped Devonian-aged basalt to determine background values and an “immobile element ratio” fingerprint for these rocks to distinguish from Carboniferous augite basalt in sampling and drilling. The sampling will also help determine whether a distal signature of Javkhlant I & II (Heruga Southwest Prospect) is detectable at surface and thus usable as a targeting approach in other areas of mapped seemingly unaltered augite basalt.

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

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by the Mineral Resources Authority of Mongolia (“MRAM”) that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto indirectly took part in a private placement in the Company and became its then largest shareholder.

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill’s issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to approximately 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the Common Shares of the Company owned by Turquoise Hill. At December 31, 2019, Rio Tinto directly owned approximately 9.4% of the Company’s issued and outstanding Common Shares. When combined with the Common Shares owned by Turquoise Hill, at December 31, 2019 and March 13, 2020 Rio Tinto beneficially owned approximately 17.3% of the Company’s issued and outstanding Common Shares.

Legislation

On November 1, 2013, an Investment Law came into effect in Mongolia. The law was aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The Investment Law stabilizes the tax environment by way of issuing “stabilization certificate(s)” to investors who meet the criteria stated in the law. Within the scope of tax stabilization, the following four taxes will be stabilized: (i) legal entity income tax; (ii) customs duties; (iii) value added tax; and (iv) mineral royalties. The Investment Law also provides for the ability of investors in major projects (requiring more than MNT 500 billion (approximately $181 million) investment) to enter into an investment agreement with the Government of Mongolia, which can provide additional protections to an investor beyond those covered by a tax stabilization certificate.

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

On February 18, 2015, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the “2015 Amendment”), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5 percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

On November 10, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration Law, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time (collectively, the “2017 Amendments”). Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of a minerals licence, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax laws came into effect on January 1, 2020. Under the new Corporate Income Tax Law (the “Restated Version”), ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

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

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006, which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which will take effect on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by Parliament, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry is expected to propose significant amendments to the Minerals Laws. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

Sandstorm

Amended and Restated Equity Participation and Funding Agreement

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the “2013 Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the “Deposit”) of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm. The amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée’s share of production and receipt of payments from the sale of product from the Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provides for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, pursuant to which the Company refunded 17% of the Deposit ($6.8 million) (the “Refund”) thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. The Refund was paid with $5.5 million in cash and the issuance of $1.3 million of Common Shares. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the “Amended Funding Agreement”). Under the terms of the Amended Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

●	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

●	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

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

In addition, the Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or Common Shares or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with Common Shares, the value of each Common Share will be equal to the volume weighted average price (“VWAP”) for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest.

In no case will Sandstorm become a “control person” under the Amended Funding Agreement. In the event an issuance of Common Shares would cause Sandstorm to become a “control person”, the maximum number of Common Shares will be issued, and with respect to the value of the remaining Common Shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of Common Shares in tranches over time, such that the number of Common Shares that Sandstorm holds does not reach or exceed 20%. All Common Shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

Securities Held by Sandstorm

On March 1, 2013, Sandstorm purchased 17,857,142 Common Shares of the Company at a price of C$0.56 per Common Share for gross proceeds of approximately C$10 million.

On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per Common Share pursuant to the Agreement to Amend described under “Item 4. Information on the Company – B. Business Overview –Sandstorm – Amended and Restated Equity Participation and Funding Agreement” above. The price was calculated using the VWAP of the Company’s Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend.

On January 11, 2017, Sandstorm acquired 914,634 units of the Company at a price of C$0.41 per unit as part of a larger non-brokered private placement. See “Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement” below.

As at December 31, 2019, Sandstorm held 36,136,880 Common Shares, or approximately 20.6% of the outstanding Common Shares of the Company (March 13, 2020 – 37,136,880 Common Shares or ~21.2%), and Replacement Warrants (as defined in “Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement” below) to purchase an additional 457,317 Common Shares.

Under the Amended Funding Agreement, Sandstorm is required to vote its Common Shares of the Company as the Company’s Board specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

Non-Brokered Private Placement

On January 11, 2017, the Company closed the first of two tranches of a non-brokered private placement of units at a price of C$0.41 per unit (the “Non-Brokered Private Placement”). The Company issued 17,309,971 units for gross proceeds of C$7,097,088. A second tranche of 1,219,513 units closed on January 13, 2017 for additional gross proceeds of C$500,000.

Each unit (a “Unit”) consisted of one Common Share of the Company and one-half of one transferable Common Share purchase warrant. Each whole warrant entitled the holder to acquire one additional Common Share of the Company for a period of five years at a price of C$0.65. No commissions or finders’ fees were payable in connection with the Non-Brokered Private Placement.

As part of the Arrangement, warrantholders of the Company received Mason Resources common share purchase warrants (“Mason Resources Warrants”) which were proportionate to, and reflective of the terms of, their existing warrants of the Company. In exchange for each existing warrant, the holder was issued one replacement Common Share purchase warrant of the Company (a “Replacement Warrant”) and 0.45 of a Mason Resources Warrant. On May 23, 2017, warrantholders of the Company received an aggregate 4,169,119 Mason Resources Warrants each with an exercise price of C$0.23, and an aggregate 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason Resources Warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason Resources Warrants issued, based on the relative market value of Mason Resources and the Company following completion of the Arrangement.

Net proceeds from the Non-Brokered Private Placement were used to support the restructuring of the Company’s business into two well-funded, separate publicly traded companies, for the advancement of Entrée’s core assets in Mongolia, and for general corporate purposes.

Then directors and officers of the Company and their associates acquired an aggregate 1,144,902 Units on the same terms and conditions as other subscribers. Other then insiders of the Company and their associates acquired an aggregate 5.5 million Units, including 914,634 Units acquired by Sandstorm. See “Item 4. Information on the Company – B. Business Overview – Sandstorm – Securities Held by Sandstorm” above and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” below.

Arrangement

On May 9, 2017, the Company completed a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources, through a court approved plan of arrangement under Section 288 of the BCBCA. The Company’s shareholders received common shares of Mason Resources in proportion to their shareholdings in the Company by way of a share exchange, pursuant to which each existing Common Share of the Company held as of the effective date of the Arrangement was exchanged for one “new” Common Share of the Company and 0.45 of a common share of Mason Resources. A total of 77,805,786 common shares of Mason Resources were distributed to the Company’s shareholders. There was no change to shareholders’ interests in the Company.

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

Mason Resources’ common shares commenced trading on the TSX on May 12, 2017 under the symbol “MNR”, and on the OTCQB on November 9, 2017 under the symbol “MSSNF”.

On December 19, 2018, Mason Resources and Hudbay completed a plan of arrangement under Part 9, Division 5 of the BCBCA whereby Hudbay acquired all the issued and outstanding common shares of Mason Resources it did not already own for C$0.40 per common share. Mason Resources’ shares were delisted from the TSX and removed from the OTCQB, and Mason Resources ceased to be a reporting issuer under applicable Canadian securities laws.

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

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, together equal to approximately 3,049,000 tugriks (approximately $1,104). These bonds cover current environmental liabilities for exploration work undertaken at the Shivee West Property. These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.

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

Specialized Skills and Knowledge

Entrée’s business requires specialized skills and knowledge in the areas of geology and engineering, strategic planning, corporate finance, government relations, financial modelling, accounting, compliance, regulatory matters, negotiation and drafting of agreements and corporate governance, among others. To date, Entrée has been able to locate and retain such professionals, employees and consultants and believes it will continue to be able to do so.

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

* Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia. A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with OTLLC. OTLLC is owned as to 66% by Turquoise Hill and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC). See “4. Information on the Company – B. Business Overview” above for additional information.

D. Property, Plants and Equipment

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration and development of copper, gold and molybdenum prospects.

Entrée is committed to make lease payments totalling $0.3 million over its three-year office lease in Vancouver, Canada.

Entrée has an interest in one material property, the advanced Entrée/Oyu Tolgoi JV Property. The Entrée/Oyu Toloi Property forms an integral part of the Oyu Tolgoi project in southern Mongolia.

ENTRÉE/OYU TOLGOI JV PROJECT, MONGOLIA

In 2017, the Company engaged Wood to prepare an independent NI 43-101 technical report (the 2018 Technical Report) which summarizes the results of an updated reserve case, based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave, and a LOM PEA, which is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1.

In 2019, subsequent to completion of the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule reflected in OTFS16 and the 2018 Technical Report. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on mineral resources and reserves estimates and overall cost and schedule for the underground development. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, the Company will be able to assess the potential net impact, whether positive or negative, on Entrée/Oyu Tolgoi JV Property production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. Until such time, the Company considers the information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Project to be current.

Information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Project is derived from the 2018 Technical Report with an effective date of January 15, 2018, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” prepared by Wood Canada Limited (formerly known a Amec Foster Wheeler Americas Limited). Readers are cautioned that the information below is a summary only. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Project, reference should be made to the full text of the 2018 Technical Report, which is available for review on EDGAR located at www.sec.gov, on SEDAR located at www.sedar.com, or on www.EntreeResourcesLtd.com.

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

The Entrée/Oyu Tolgoi JV Project is currently divided into two contiguous areas, referred to as “properties”. Entrée is in joint venture with OTLLC over the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence. This is referred to as the Entrée/Oyu Tolgoi JV Property. The western portion of the Shivee Tolgoi mining licence forms the Shivee West Property, where Entrée currently has a 100% interest. The Shivee West Property is the subject of a License Fees Agreement with OTLLC and may ultimately become part of the Entrée/Oyu Tolgoi JV Property.

Entrée’s joint venture partner, OTLLC, is jointly owned by the Mongolian Government and Turquoise Hill. Rio Tinto, which holds the majority interest in Turquoise Hill, is the operator for both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property.

The Hugo North Extension deposit is at the north end of the 12.4 km long Oyu Tolgoi series of porphyry copper-gold deposits, and the Heruga deposit is at the south end (Figures 1 and 2 above). OTLLC’s Oyu Tolgoi mining licence contains the Oyut, Hugo North and Hugo South deposits, and the northern portion of the Heruga deposit. OTLLC is currently mining the Oyut deposit by open pit methods, and the first lift (Lift 1) of the Hugo North/Hugo North Extension deposits are under development to be mined from underground.

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

–

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

–

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

History

Entrée’s interest in the Project commenced in 2002, when an option agreement was signed with a private Mongolian company over the Shivee Tolgoi and Javhlant exploration licences. Entrée subsequently purchased the licences in 2003, and they were converted to mining licences in 2009. The details of the Entrée/Oyu Tolgoi JV are summarized above under “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Mineral Tenure, Royalties and Agreements – Joint Venture Agreement”.

Work completed in the Project area has included: surface reconnaissance mapping; geochemical sampling (trenching, conventional and mobile metal ion soil sampling, rock chip and grab sampling, and stream sediment and pan concentrate sampling); geophysical surveys (IP, regional magnetic, ground magnetometer, and high-resolution magnetotelluric surveys); interpretation of satellite imagery; RC, polycrystalline (“PCD”), and core drilling; metallurgical testwork; mining, geotechnical, and hydrogeological studies; and social and environmental studies.

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

Entrée/Oyu Tolgoi JV Property Drilling

Most holes at Hugo North and Hugo North Extension were collared with PQ drill rods (85 mm core diameter) and were reduced to HQ size drill rods (63.5 mm) at depths of around 500 m prior to entering the mineralized zone. A small percentage were reduced to NQ size (47.6 mm) and a few holes have continued to depths of about 1,300 m using PQ diameter. Many of the deeper holes were drilled as “daughter” holes (wedges) from a PQ diameter “parent” drill hole. Collar survey methods were similar for core and RC drill holes. Proposed drill hole collars and completed collars are surveyed by a hand-held global positioning system (“GPS”) unit for preliminary interpretations. After the hole is completed, it is re-surveyed using a Nikon theodolite instrument.

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

Recovery data were not collected for the RC drill programs. OTLLC’s geology staff measure core recovery and rock quality designation (“RQD”) during core drilling programs. In general, OTLLC reports that core recoveries obtained by the various drilling contractors have been very good, averaging between 97% and 99% for all of the deposits. RQD was not recorded for Heruga core, nor was geotechnical logging undertaken.

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

Until September 2011, all samples submitted to SGS (Mongolia) were routinely assayed for gold, copper, iron, molybdenum, arsenic and silver. Copper, molybdenum, silver, and arsenic were determined by acid digestion followed by an atomic absorption spectroscopy (“AAS”) finish. Gold was determined using a 30 g fire assay fusion. After 2011, fluorine assays were requested. ALS (Vancouver) was appointed the primary laboratory for the high-resolution multi-element inductively-coupled plasma-mass spectroscopy (ICP-MS) suite, and LECO sulphur and carbon analyses. A trace element composites (“TEC”) program was undertaken in addition to routine analyses. The composites were subject to multi-element analyses comprising a suite of 47 elements determined by inductively-coupled plasma optical emission spectroscopy/mass spectrometry (“ICP-OES/MS”). Additional element analyses included mercury by cold vapour AAS, fluorine by KOH fusion/specific ion electrode, and carbon/sulphur by LECO furnace.

All programs since 2003 have included submission of QA/QC samples, consisting of blank samples, standard reference materials (“SRMs”), duplicate samples, and check samples. For most of the drill programs, OTLLC has maintained a check assay program sending approximately 5% of assayed pulps to secondary laboratories.

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

The first phase of the development of the Oyu Tolgoi mine process facilities was completed with concentrator commissioning in 2013. Testwork results and operations data have been used to develop and update the throughput models and metallurgical predictions, as well as to guide designs for the second development phase. The second phase will include a concentrator conversion, consisting of additional equipment required to process the changing semi-autogenous grind (“SAG”):ball mill power ratio and higher-grade Hugo North/Hugo North Extension ore.

Throughput algorithms were developed during comminution modelling. The volumetric capacity limit in base data template 31 (“BDT31”) that was used in OTLLC’s 2014 Oyu Tolgoi Feasibility Study was 5.5 kt/h (121 kt/d, 44.3 Mt/a). After a review of the volumetric capacity in OTLLC’s 2016 Oyu Tolgoi Feasibility Study, this was reduced to 5.0 kt/h (110 kt/d, 40 Mt/a). As a result, for the preparation of the 2016 Oyu Tolgoi Feasibility Study production schedule for the Oyu Tolgoi operation, the plant throughput volumetric limit was changed from 5.5 kt/h to 5.0 kt/h and the instantaneous throughput was increased by 2.2%. Further elevation and revision of the limit is quite likely as de-bottlenecking and optimization of the plant continues. The 2016 Oyu Tolgoi Feasibility Study limit has already been reached and may be exceeded as the Oyut ore is treated. For Heruga, throughput is not modeled, but instead is limited to 33.25 Mt/a.

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

A strategy of soft, firm, and hard (“SFH”) boundaries was implemented to account for domain boundary uncertainty (dilution) and to reproduce the input grade sample distribution in the block model. Variographic analysis was completed. Both copper and gold in the Hugo North/Hugo North Extension area displayed short ranges for the first variogram structure and moderate to long ranges for the second variogram structure (where modelled). The nugget variance tended to be low to moderate in all the domains assessed. At Heruga, copper, gold, and molybdenum showed relatively short first variogram structures and long second variogram structures of 250-300 m. Copper and gold showed relatively low nuggets, whereas molybdenum was moderate to high.

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

Modelling of Hugo North/Hugo North Extension consisted of grade interpolation by ordinary kriging (“OK”), except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the second power (“ID2”). Restricted and unrestricted grades were interpolated to allow calculation of the metal removed by outlier restriction. Grades were also interpolated using nearest-neighbour (“NN”) methods for validation purposes. Blocks and composites were matched on estimation domain. Three estimation passes were used.

The Heruga block model was coded according to zone, lithological domain, and grade shell. Modelling consisted of grade interpolation by OK. As part of the model validation, grades were also interpolated using NN, inverse distance weighting to the third power (“ID3”), and OK of uncapped composites. Density was interpolated by ID3. Three estimation passes were used.

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

Once the underground 3D constraining shapes were generated, mineral resources were stated for those model cells within the constraining underground stope-block shapes that met a given copper equivalent cut-off grade. The optimized block cave shape used for the considerations of reasonable prospects for eventual economic extraction was created in 2012, using assumptions contained in base data template 29 (“BDT29”), comprising metal prices of $3.00/lb copper and $970.00/oz gold. The current mineral resource estimate uses pricing developed in BDT31 during 2014. BDT31 has not been updated. The BDT31 copper equivalent formula incorporates copper, gold, silver, and molybdenum. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver and $11.90/lb for molybdenum. Metallurgical recoveries for gold, silver, and molybdenum are expressed as percentages relative to copper recovery. Different metallurgical recovery assumptions lead to slightly different copper equivalent formulas for each of the deposits. In all cases, the metallurgical recovery assumptions are based on metallurgical testwork. All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold except for molybdenum. Molybdenum grades are only considered high enough to potentially support construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension.

Cut-off grades were determined using BDT31 assumptions. The NSR per tonne of mill feed material was required to be equal to or exceed the production cost of a tonne of mill feed for an operation to break even or make money. For the underground mine, the break-even cut-off grade needs to cover the costs of mining, processing, and general and administrative (“G&A”). A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing and $1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization. Inferred mineral resources at Heruga have been constrained using a CuEq cut-off of 0.37%.

Mineral Resource Statement

Mineral resources are reported using the 2014 CIM Definition Standards for Hugo North Extension in Table 3 below and for Heruga in Table 4. OTLLC staff prepared the estimates. Mineral resources are reported for the Entrée/Oyu Tolgoi JV Property inclusive of those mineral resources that have been converted to mineral reserves, and on a 100% basis. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimates have an effective date of January 15, 2018.

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

Table 3 – Mineral Resource Summary Table, Hugo North Extension

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

Table 4 – Mineral Resource Summary Table, Heruga

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

The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal barren rock. Key assumptions used by OTLLC in estimation included:

●	Metal prices used for calculating the Hugo North/Hugo North Extension underground NSR are $3.01/lb copper, $1,250.00/oz gold, and $20.37/oz silver, based on long-term metal price forecasts.

●	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

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

The mineral reserves for Hugo North Extension Lift 1 are summarized in Table 5 below.

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

Table 5 – Mineral Reserves Statement, Hugo North Extension Lift 1

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

From the geotechnical perspective, Hugo North/Hugo North Extension is considered highly suitable for cave mining methods, and the risks associated with caveability and propagation are considered to be low. Fine fragmentation is expected with all geotechnical domains, thus secondary breakage requirements are not expected to pose a risk to the production schedule ramp-up or full production rates. The Hugo North Extension portion of Lift 1 is anticipated to have a higher proportion of ‘Good’ ground conditions relative to Hugo North/Hugo North Extension Lift 1 as a whole. The costing of the underground has used a 60% Good ground and 40% Poor ground assumption as a more conservative estimate of ground control costs. The mine shafts and permanent infrastructure are all planned to be located outside of, or under, the predicted facture limits and “subsidence cone”.

The mining layout will include:

●

Apex and undercut levels to provide access drifts for production drills, blasting and mucking for the purpose of undercutting the ore deposit on the associated lift. The undercut drifts are planned to be spaced on 28 m intervals, situated 17 m above and half-way between the extraction drifts. The apex drifts will be situated 34 m above the extraction drifts at the top of the major apex pillars.

●

Extraction drifts and drawbells for efficient load-haul-dump (“LHD”) operation to draw ore from the associated drawpoints, using an El Teniente-style (straight-through) drawbell layout on a 15 m spacing. The extraction drifts are planned to be spaced 28 m apart, on centre. The overall drawbell spacing layout is 28 m x 15 m. Within the drawbells, a drawcone centroid spacing of 10 m is used to promote interactive draw from the cave.

●

Haulage levels to collect development and production ore material from the extraction and undercut levels, and transport it, using road trains, to crushers for size reduction. The haulage level will be located 44 m below the extraction level.

●

Intake ventilation system to provide fresh air to the mining footprint levels, main travel ways, mine working areas and to underground fixed facilities. Fresh air to the footprint levels is planned to be supplied through two sets of twin intake tunnels to the extraction fringe (perimeter) drifts.

●	Exhaust ventilation system to remove vitiated air from the mine. Exhaust drifts in the exhaust level will run the length of the deposit along the centre of the deposit axis.

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

The underground mobile equipment fleet is classified into seven broad categories, including: mucking (LHDs); haulage (road trains and articulated haul trucks); drilling (jumbos, production drills and bolting equipment); raise bore and boxhole; utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.); surface support; and light vehicles (personnel transports, “jeeps”, tractors, etc.).

Major fixed equipment will include: material handling (crushing and conveying); fans and ventilation equipment; pumping and water handling equipment; power distribution equipment; data and communications equipment; and maintenance equipment (fixed shop furnishing).

The overall processing schedule was balanced to meet the available mill hours. The forecast production schedule for Hugo North Extension Lift 1 is included in Figure 3.

Figure 3 – Hugo North Extension Lift 1 – Underground Material Movement and Average Grade

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

The Phase 1 concentrator was commissioned in early 2013. The nameplate processing capacity of 96 kt/d was achieved in August 2013. The process plant employs a conventional SAG mill/ball mill/grinding circuit (“SABC”) followed by flotation.

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

Additional infrastructure that will be required to support Phase 2, or modifications to the Phase 1 infrastructure, includes: construction of conveyor decline and shafts; construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure; concentrator conversion; modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems; expanded logistical and accommodations infrastructure; underground maintenance and fuel storage facilities; expanded water supply and distribution infrastructure; and expanded tailings storage (“TSF”) capacity.

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

Environmental, Permitting and Social Considerations

Environmental Considerations

OTLLC has completed a comprehensive Environmental and Social Impact Assessment (“ESIA”) for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property. The ESIA is a summary of several research programs and reports, including the following baseline studies: climate and climate change; air quality; noise and vibration; topography, geology, and topsoil; water resources; biodiversity and ecosystems; population and demographics; employment and livelihoods; land use; transport and infrastructure; archaeology; cultural heritage; and community health, safety, and security. The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation (“IFC”), European Bank for Reconstruction and Development (“EBRD”), and other financing institutions.

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

OTLLC has posted environmental bonds to the Mongolian Ministry of Environment, Green Development and Tourism (“MEGDT”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site.

OTLLC has implemented and audited an environmental management system (“EMS”) that conforms to the requirements of ISO 14001:2004.

The management plans developed for the Oyu Tolgoi project address the management of health, safety, environment, and social aspects associated with the project. The management plans form part of the mine’s Integrated Health, Safety, Environment and Community Management System (“HSECMS”). The HSECMS has been audited and is certified to ISO 14001 and OHSAS 18001.

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

Social Considerations

A social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (“SIA”) for the Oyu Tolgoi project. The cumulative impact assessment examined geographical areas, communities, and regional stakeholders that could be subject to cumulative impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region.

Community and social management plans, procedures and strategies have been developed. The surrounding community (predominantly herders) and local government are kept fully informed about mine developments and provide input and review of implementation of plans, procedures and strategies that directly affect them.

Markets and Contracts

Commodity pricing is based on pricing from the Turquoise Hill’s October 2016 Technical Report titled “2016 Oyu Tolgoi Technical Report”, which uses the 2016 Oyu Tolgoi Feasibility Study as a basis, and which in turn is based on reviews of long-term consensus estimates reported in public reports.

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

The capital cost estimate represents the overall development for the Hugo North/Hugo North Extension Lift 1 underground mine, supporting shafts, the concentrator conversion project, and the infrastructure expansion project. The capital estimate also includes the costs associated with the engineering, procurement and construction management (“EPCM”) and owner’s project costs. Costs include value-added tax (“VAT”) and duties. The overall estimated capital cost to design, procure, construct, and commission the complete expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion, is $5.093 billion. Table 6 provides a summary of the overall capital cost estimate.

Sustaining capital costs were estimated for Hugo North/Hugo North Extension Lift 1 in the 2016 Oyu Tolgoi Feasibility Study for tailings, processing and underground mining, and infrastructure/other. Table 7 provides the overall sustaining capital cost estimate for each area on a dollar-per-tonne processed basis.

Wood reviewed the 2016 Oyu Tolgoi Feasibility Study overall capital and sustaining capital cost estimates, and then apportioned the estimates between the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property and derived Entrée’s 20% attributable portion based on the Entrée/Oyu Tolgoi JVA. The resulting attributable portions of the capital cost/sustaining capital cost estimates are discussed below in “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis – 2018 Reserve Case”.

Table 6 – Overall Capital Cost Estimate Summary

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

Table 7 – Overall Sustaining Capital Cost Estimate

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

Table 8 provides a summary of the overall operating cost estimate. The operating costs for the Entrée/Oyu Tolgoi JV Property, and Entrée’s 20% attributable portion of the operating cost estimate, is discussed below in “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis – 2018 Reserve Case”.

Table 8 – Overall Phase 2 Operating Cost Estimate Summary

Description	Unit	Value

Mining	$/t processed	6.19

Processing	$/t processed	8.41

Infrastructure	$/t processed	2.04

Total	$/t processed	16.64

    Note:

1.	The overall operating cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

Economic Analysis – 2018 Reserve Case

The results of the economic analyses discussed below and in “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Preliminary Economic Analysis – Economic Analysis – 2018 PEA” constitute forward-looking statements that are based on Entrée’s expectations about future events as at the date that such statements were prepared. The statements are not a guarantee of Entrée’s future performance, and they are based on numerous assumptions and are subject to numerous risks and uncertainties which are more fully described under the “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors” sections in this Annual Report. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

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

Wood apportioned the overall capital and sustaining capital costs for Phase 2 of the Oyu Tolgoi project according to Entrée’s interpretation of the terms of the Entrée/Oyu Tolgoi JVA for use in the economic assessment. This interpretation includes:

●	OTLLC is responsible for 80% of all capital expenditures incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV and Entrée is responsible for the remaining 20%.

●

Any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).

●

Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property.

●

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

●	For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

●

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

Entrée’s 20% attributable portion of pre-tax cash flow is $382 million and after-tax cash flow is $286 million. Entrée’s 20% attributable portion of after-tax cash flow using a discount rate of 8% (“NPV@8%”) is $111 million. A summary of the financial results is shown in Table 9. Internal rate of return (“IRR”) and payback are not presented, because, with 100% financing, neither is applicable.

Mine site cash costs, total cash costs (C1), and all-in sustaining costs are shown in Table 10 for Entrée’s 20% attributable portion. Cash costs are those costs relating to the direct operating costs of the mine site including:

●	On site operating costs (direct mining, processing, and tailings).

●	Capital carrying costs (amortization charge).

●	Administrative fees.

●	Refining, smelting, and transportation costs.

Total cash costs (C1 costs) are the cash costs less by product credits for gold and silver. All-in sustaining costs after credits are the total cash costs plus mineral royalties, reclamation accrual costs, and sustaining capital charges.

Table 9 – Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

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

Table 10 – Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

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

Figure 4 is an after-tax NPV sensitivity graph for Entrée’s 20% attributable portion. The copper grade sensitivity mirrors the copper price and plots on the same line.

Figure 4 – After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

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

“Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Introduction” through to “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Mineral Resource Statement” and “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Recommendations” also apply to the 2018 PEA. Years presented in the 2018 PEA are for illustrative purposes only.

Mineral Resource Subset within the 2018 PEA Mine Plan

The 2018 PEA is based on the subset of mineral resources in Table 11. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 11 – Subset of Mineral Resources within the 2018 PEA Mine Plan

Classification by Deposit	NSR ($/t)	Tonnage (kt)	Grades CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)

Hugo North Extension, Lift 1

Indicated	100.57	34,800	1.93	1.59	0.55	3.72	—

Hugo North Extension, Lift 2

Indicated	83.80	78,400	1.64	1.34	0.48	3.59	—

Inferred	83.80	88,400	1.64	1.34	0.48	3.59	—

Heruga – Javhlant ML

Inferred	32.19	619,718	0.71	0.42	0.43	1.53	124

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

Since the subset of the mineral resources within the Entrée/Oyu Tolgoi JV Property is planned to be mined as part of an overall strategy for the mineralization within the Oyu Tolgoi mining licence combined with that in the Entrée/Oyu Tolgoi JV Property, there are gaps in the planned production periods. Figure 5 shows the production forecast for the subset of the mineral resources within the 2018 PEA mine plan.

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

Figure 5 – 2018 PEA Production Forecast for the Subset of Mineral Resources within the 2018 PEA Mine Plan

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

Recovery Methods

The 2018 PEA assumes that no changes will be required to the process plant from those contemplated in the Phase 2 concentrator development program (see “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Recovery Methods”), and that the same mill throughput will be maintained.

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

Key additional infrastructure assumptions that would be needed to support the 2018 PEA mine plan in addition to that contemplated in Phase 2 include:

●	Access roads (Heruga).

●	Electrical substation and power distribution line (Heruga).

●	Construction of conveyor decline and shafts (Heruga).

●	Construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure (Hugo North Extension Lift 2 and Heruga).

●	Modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems (Hugo North Extension Lift 2 and Heruga).

●	Expanded logistical and accommodations infrastructure (Hugo North Extension Lift 2 and Heruga).

●	Underground maintenance and fuel storage facilities (Hugo North Extension Lift 2 and Heruga).

●	Expanded water supply and distribution infrastructure (Hugo North Extension Lift 2 and Heruga).

●	Expanded TSF capacity (Hugo North Extension Lift 2 and Heruga).

Market Studies and Contracts

For the purposes of the 2018 PEA, it was assumed that the marketing provisions and contracts entered into for Hugo North Extension Lift 1 production would be maintained (see “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Markets and Contracts”).

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

Environmental, Permitting and Social Considerations

Information relating to environmental studies, permitting, and social or community impact remain the same for the 2018 PEA as discussed for Hugo North Extension Lift 1 (see “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Environmental, Permitting and Social Considerations” above).

Tailings Considerations

The 2018 PEA assumes that additional tailings cells that have a similar design and capacity to the operating Cell 1 would be used for deposition of conventional thickened tailings:

●	Future cells to support the 2018 PEA case are assumed to use similar embankment configurations as in the current TSF design.

●	The same concepts for tailings deposition and reclaim water return will continue to be used.

●	Improvements to water reclaim mechanisms to recycle as much water as practicable will continue.

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

Capital Costs

The 2016 Oyu Tolgoi Feasibility Study initial capital cost estimate to develop Hugo North/Hugo North Extension Lift 1 and design, procure, construct, and commission the complete Phase 2 expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion is $5.093 billion (see “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Capital Cost Estimates” above). The additional capital to develop Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit is estimated at $1.801 billion and $2.541 billion respectively. Table 12 provides a summary of the overall capital cost projections for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Overall sustaining capital costs are based on extrapolations from the 2016 Oyu Tolgoi Feasibility Study costs (see “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Capital Cost Estimates” above) with adjustments made for:

●	Tailings management facility costs that were increased to account for longer hauling distances; and a higher contingency due to lack of designs.

●	Hugo North/Hugo North Extension Lift 2 and Heruga development costs that were increased by approximately 8% and 10% respectively compared to Hugo North/Hugo North Extension Lift 1 only.

Table 13 provides an overview of the overall sustaining capital cost estimate for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Wood apportioned the capital cost and sustaining capital cost estimates to the Entrée/Oyu Tolgoi JV Property and to Entrée’s 20% attributable portion based on Entrée’s interpretation of the Entrée/Oyu Tolgoi JVA (see “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis” above). Entrée’s 20% attributable portion of the capital cost and sustaining capital cost estimates is discussed in “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Preliminary Economic Assessment – Economic Analysis”.

Table 12 – Overall Capital Costs

Area	Units	Value

Hugo North/Hugo North Extension Lift 1 and concentrator expansion	$	5,093

Hugo North/Hugo North Extension Lift 2	$	1,801

Heruga	$	2,541

Total capital cost (including VAT and duty and contingency)	$	9,434

Note:

1.	The overall capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Table 13 – Overall Sustaining Capital Costs

Description	Unit	Value

Tailings storage facility construction	$/t processed	1.09

Concentrator	$/t processed	0.10

Underground mining	$/t processed	7.40

Infrastructure	$/t processed	0.18

Total	$/t processed	8.76

Note:

1.	The overall sustaining capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Operating Costs

Table 14 provides a breakdown of the projected operating costs for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Anticipated operating costs on a per tonne milled basis averages $17.07. Entrée’s 20% attributable portion of the operating cost estimate is discussed in “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Preliminary Economic Analysis – Economic Analysis”.

Table 14 – Overall Operating Costs

Description	Unit	Value

Mining	$/t processed	5.67

Processing	$/t processed	9.37

Infrastructure	$/t processed	2.04

Total	$/t processed	17.07

Note:

1.	The overall operating cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Economic Analysis – 2018 PEA

This section provides the results of the 2018 PEA. See “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis” above regarding cautionary statements, which also applies to this section.

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

Wood apportioned the capital and sustaining capital costs according to Entrée’s interpretation of the Entrée/Oyu Tolgoi JVA (summarized in “Item 4. Information on the Company – D. Property, Plants and Equipment – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis” above) for use in the 2018 PEA. The Entrée/Oyu Tolgoi JV Property total capital and sustaining capital cost for the 2018 PEA is estimated at $8,637.3 million. The total amortized capital cost is estimated at $1,846.7 million. Entrée’s 20% attributable portion of the development/sustaining and amortized capital cost is $1,727.4 million and $369.3 million respectively.

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

Entrée’s 20% attributable portion of pre-tax cash flow is $2,078 million and after-tax cash flow is $1,522 million. Entrée’s 20% attributable portion of after-tax cash flow using NPV@8% is $278 million. A summary of the production and financial results for Entrée’s 20% attributable portion are shown in Table 15. Mine site cash costs, C1 cash costs, and all-in sustaining costs for Entrée’s 20% attributable portion are shown in Table 16. IRR and payback are not presented because with 100% financing, neither is applicable.

The NPV@8% pre-tax and after-tax sensitivity to Heruga for Entrée’s 20% attributable portion is relatively small, since Heruga’s NPV@8% pre-tax and after-tax is approximately $1.8 million and $1.5 million respectively.

Table 15 – 2018 PEA Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

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

Table 16 – 2018 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average

Mine site cash cost	$/lb payable copper	1.66

TC/RC, royalties and transport	$/lb payable copper	0.32

Total cash costs before credits	$/lb payable copper	1.97

Gold credits	$/lb payable copper	1.22

Silver credits	$/lb payable copper	0.08

Total cash costs after credits	$/lb payable copper	0.68

Total all-in sustaining costs after credits	$/lb payable copper	1.83

Sensitivity Analysis

Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs. Figure 6 shows the after-tax sensitivity results for NPV@8% for Entrée’s 20% attributable portion. The copper grade sensitivity generally mirrors the copper price.

Figure 6 – 2018 PEA After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Wood, 2017.

Recommendations

Wood was not given access by OTLLC to information on the portions of the Oyu Tolgoi project that Entrée does not have an ownership interest in, with the exception of:

●	Information on, and site visits to the process plant, TSF, and underground access development.

●	Access to OTLLC operations site personnel to discuss information relevant to Entrée’s joint venture interest in the Entrée/Oyu Tolgoi JV Property.

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

NON-MATERIAL PROPERTIES

Entrée has interests in other non-material properties in Australia and Peru as follows. For additional information regarding these non-material properties, including Entrée’s ownership interest and obligations, see “Item 5. Operating and Financial Review and Results – A. Operating Results” below.

●

Blue Rose Joint Venture, Australia. Entrée has a 56.53% interest in the Blue Rose joint venture (“Blue Rose JV”) to explore for minerals other than iron ore on Exploration Licence 6006 (“EL 6006”), with Giralia Resources Pty Ltd, a subsidiary of Atlas Iron Pty Ltd (part of the Hancock Group of Companies), retaining a 43.47% interest. EL 6006, totalling 257 km2, is located in the Olary Region of South Australia, 300 km northeast of Adelaide and 130 km west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited (“FML”), a subsidiary of Lodestone Equities Limited (“Lodestone”) pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the “Deed”) with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

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

●

Royalty Pass-Through Payments, Cañariaco Project Royalty, Peru. In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% NSR royalty (the “Cañariaco Project Royalty”) on Candente’s 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

On June 8, 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty (“Royalty Pass-Through Payments”) as follows:

○	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;

○	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

○	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

The Cañariaco copper project includes the Cañariaco Norte copper-gold-silver porphyry deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde porphyry prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

During the three months ended March 31, 2019, the Company disposed of all its investment in Anglo Pacific common shares for net proceeds of $1.0 million.

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

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 m below surface and a 30% participating interest with respect to mineralization extracted from above 560 m depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (HNE) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of Lift 1 of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company’s financial statements for the year ended December 31, 2019 have been prepared in accordance with IFRS. The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The Company’s expected 2020 full year expenditures, which include Mongolian site management and compliance costs, is between $1.5 million and $1.7 million.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Significant estimates and judgements used in the preparation of these consolidated financial statements include: determination of functional currencies; recoverable amount of property and equipment; title to mineral properties; share-based compensation; plan of arrangement – fair value of net assets distributed; and income taxes. Estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

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

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether the Company is more likely than not to be able to benefit from these tax losses and temporary differences. Changes in the timing of project completion, economic conditions, metal prices and other factors having an impact on future taxable income streams could result in revisions to the estimates of benefits to be realized or the Company’s assessments of its ability to utilize tax losses before expiry. These revisions could result in material adjustments to the consolidated financial statements.

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

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018 and the related notes thereto, which have been prepared in accordance with IFRS. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report. This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

The Company’s operating results for the three years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	2019	2018	2017

Expenses

Exploration	$173	$175	$332

General and administrative	1,490	1,145	1,656

Share-based compensation	340	506	678

Depreciation	105	22	20

Other	-	(13)	192

Operating loss	2,108	1,835	2,878

Gain on sale of investments	(123)	-	-

Foreign exchange (gain) loss	(195)	287	(380)

Interest income	(137)	(111)	(116)

Interest expense	319	307	287

Loss from equity investee	273	175	215

Finance costs	29	-	-

Deferred revenue finance costs	3,250	2,985	-

Gain on sale of mining property interest	-	(353)	-

Unrealized loss on investments	-	73	-

Loss on the Arrangement	-	-	33,627

Loss before income taxes	5,524	5,198	36,511

Income tax recovery	-	-	(72)

Net loss from continuing operations	5,524	5,198	36,439

Discontinued operations

Net loss from discontinued operations	-	-	176

Net loss for the year	5,524	5,198	36,615

Other comprehensive loss (income)

Foreign currency translation	2,095	(3,372)	1,684

Total comprehensive loss	$7,619	$1,826	$38,299

Net loss per common share

Basic and fully diluted – continuing operations	$(0.03)	$(0.03)	$(0.21)

Basic and fully diluted – discontinued operations	$(0.00)	$(0.00)	$(0.00)

Total assets	$6,102	$7,432	$8,257

Total non-current liabilities	$52,907	$46,835	$32,499

Working capital(1)	$5,485	$6,788	$7,203

(1)	Working capital is defined as Current Assets less Current Liabilities.

Operating Loss:

During the year ended December 31, 2019, the Company’s operating loss was $2.1 million compared to $1.8 million and $2.9 million for the years ended December 31, 2018 and 2017, respectively.

Exploration costs in 2019 included expenditures of $0.2 million for administration costs in Mongolia compared to $0.1 million in the comparative 2018 and 2017 periods. Holding costs on all other properties in 2019, 2018 and 2017 were insignificant.

Overall, general and administration expenditures in 2019 were 30% higher compared to the same period in 2018 due to an increase in advisory and travel costs in relation to negotiation of potential Entrée/Oyu Tolgoi JVA amendments in 2019 and no receipt of cost-recovery reimbursements from Mason Resources which were received in 2018. Beginning in the first quarter 2019, the Company no longer received these reimbursements. For further information on the Administrative Services Agreement with Mason Resources, reference should be made to the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 and the related MD&A. General and administration expenditures in 2018 were 31% lower compared to the same period in 2017 due to the reduction in corporate overhead costs in 2018.

Depreciation expenses in 2019 were higher compared to the comparative periods in 2018 and 2017 due to the adoption of new IFRS accounting standard relating to leases effective January 1, 2019.

Non-operating Items:

The gain on sale of investments of $0.1 million in 2019 is related to the disposal of all investments in Anglo Pacific common shares for net proceeds of $1.0 million.

The foreign exchange gain in 2019 was primarily the result of movements between the C$ and U.S. dollar as the Company holds its cash in both currencies and the loan payable is denominated in U.S. dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

During 2018, the Company adopted IFRS and was required to recognize a non-cash loss of $33.6 million on the spin-out of the U.S.-based assets to Mason Resources in 2017, which was the main difference between 2018 and 2017 results. In 2018, the Company also adopted IFRS 15 – Revenue from Contracts with Customers, which required the Company to begin recording non-cash finance costs related to the deferred revenue balance, specifically the Sandstorm stream.

The total assets as at December 31, 2019 were comparable to the balance at December 31, 2018 while total non-current liabilities were higher due to recording the non-cash deferred revenue finance costs for the 2019 year. This is consistent with the change in total assets and total non-current liabilities as at December 31, 2018 compared to December 31, 2017.

REVIEW OF OPERATIONS

MONGOLIA

Entrée/Oyu Tolgoi JV Project

No significant exploration has been completed by OTLLC on the Entrée/Oyu Tolgoi JV Property since February 2013 and work planned for 2020 has not yet been finalized.

Since formation, and as of December 31, 2019, the Entrée/Oyu Tolgoi JV has expended approximately $32.9 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2019, OTLLC has contributed on Entrée’s behalf the required cash participation amount equal to 20% of the $32.9 million incurred to date, plus accrued interest at prime plus 2%, for a total of $9.0 million.

For the three months ended December 31, 2019 and December 31, 2018, Entrée expenses related to Mongolian operations were not significant. For the full year ended December 31, 2019, expenses related to Mongolian operations were $0.2 million compared to $0.1 million for the 2018 year. In 2019 and 2018, these costs represented in-country administration expenses.

AUSTRALIA

Blue Rose JV

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Hancock Prospecting Pty Ltd, retaining a 43.47% interest. EL 6006, totalling 257 km2, is located in the Olary Region of South Australia, 300 km northeast of Adelaide and 130 km west-southwest of Broken Hill.

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

Expenditures in 2019 were minimal and related to administrative costs in Australia.

INVESTMENTS

In August 2015, the Company acquired from Candente the Cañariaco Project Royalty on Candente’s 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

On June 8, 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to the Royalty Pass-Through Payments as follows:

●	20% of any Cañariaco Project Royalty payment received for any calendar quarter up to and including December 31, 2029;

●	15% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

●	10% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of nil to the Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

In 2019, the Company disposed of all its investment in common shares of Anglo Pacific for net proceeds of $1.0 million and realized a $0.1 million gain.

B.	Liquidity and Capital Resources

	Year ended December 31

	2019	2018

Cash flows used in operating activities

- Before changes in non-cash working capital items	$(1,502)	$(1,243)

- After changes in non-cash working capital items	(1,816)	(777)

Cash flows (used in) from financing activities	(34)	165

Cash flows from (used in) investing activities	1,035	(126)

Net cash outflows	(815)	(738)

Effect of exchange rate changes on cash	41	(176)

Cash balance	$5,380	$6,154

Cash flows used in operating activities per share

- Before changes in non-cash working capital items	$(0.01)	$(0.01)

- After changes in non-cash working capital items	$(0.01)	$(0.00)

During the year ended December 31, 2019, the Company has allocated a net of $4.0 million into Government Investment Certificates (“GICs”) and Redeemable Short-Term Investment Certificates (“RSTICs”) which are included in its cash balance. All amounts are secured and redeemable within 1 year.

Cash flows after changes in non-cash working capital items in 2019 were 134% higher than in 2018 due mainly to the receipt of payments associated with an Administrative Services Agreement with Mason Resources which was terminated in 2018.

Cash flows (used in) from financing activities were immaterial in 2019 and 2018.

Cash flows from (used in) investing activities in 2019 were related to the proceeds from sale of investment in common shares of Anglo Pacific.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2019 was approximately $5.5 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period. The Company does not currently anticipate the need for additional funding during this time.

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

Capital Resources

Entrée had no commitments for capital assets at December 31, 2019.

At December 31, 2019, Entrée had working capital of $5.5 million compared to $6.8 million as at December 31, 2018.

Share Capital

The Company’s authorized share capital consists of unlimited Common Shares without par value. At December 31, 2019, the Company had 175,470,074 Common Shares issued and outstanding.

Share options

As at December 31, 2019, the Company had 9,945,000 stock options outstanding and exercisable.

For the year ended December 31, 2019, the total share-based compensation charges relating to 2,290,000 options granted to officers, employees, directors and consultants was $0.3 million.

Share purchase warrants

At December 31, 2019, 9,264,735 Replacement Warrants were outstanding.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

While the Company does not have any producing mines it is directly affected by trends in the metal industry. At the present time global metal prices are extremely volatile. Base metal prices and gold prices, driven by rising global demand, climbed dramatically and approached near historic highs several years ago. Prices have declined significantly since those highs but have trended higher in the past year.

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

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, and loan payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies, but historically it has incurred the majority of its exploration costs in foreign currencies.

E.	Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for the contractual obligation noted below.

F.	Tabular Disclosure of Contractual Obligations

The following table lists, as at December 31, 2019, in thousands of United States dollars, the Company’s contractual obligations. Entrée is committed to make lease payments totalling $0.3 million over its three-year year office lease in Vancouver, Canada.

	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
Office lease	$123	$216	$Nil	$Nil	$339
Total	$123	$216	$Nil	$Nil	$339

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and executive officers. The directors were elected by the Company’s shareholders on May 22, 2019 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

The Board adopted a majority voting policy in May 2013. If the number of shares “withheld” from voting for the election of a nominee is greater than the number of shares voted “for” his or her election, the director must submit his or her resignation to the Non-Executive Chair of the Board promptly after the shareholders’ meeting. The Corporate Governance and Nominating Committee of the Board (the “CGNC”) will consider the resignation and will recommend to the Board whether or not to accept it. After considering the recommendations of the CGNC, the Board will make its decision as to whether to accept or reject the resignation in question and the Company will announce the Board’s decision, including any reasons for the Board not accepting a resignation, within 90 days following the shareholders’ meeting. The policy does not apply if there is a contested director election or where the election involves a proxy battle.

The Company’s Board consists of six directors. The following is a brief account of the education and business experience of each director and executive officer, indicating each person’s principal occupation during the last five years.

Mark Bailey, Non-Executive Chair and Director, 71

Mr. Bailey has been a director of the Company since June 28, 2002. On February 5, 2018, Mr. Bailey was appointed Non-Executive Chair of the Board.

Mr. Bailey is a mining executive and registered professional geologist with over 40 years of industry experience. He has served as the President and Chief Executive Officer of Core Gold Inc. since March 2019. Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp. Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals. Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC. Mr. Bailey is currently the non-executive Chairman of the Board of Fiore Gold Ltd. and was a director of Mason Resources until its acquisition by Hudbay.

James Harris, Director, 68

Mr. Harris has been a director of the Company since January 29, 2003, served as the Company’s Non-Executive Chair between March 15, 2006 and June 27, 2013 and served as the Company’s Non-Executive Deputy Chair between June 27, 2013 and February 28, 2015.

Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years’ experience in Canada and internationally. He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange. Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute accredited Director (ICD.D). Mr. Harris has also completed a graduate course in business at the London School of Economics. Mr. Harris was a director of Mason Resources until its acquisition by Hudbay.

Alan Edwards, Director, 62

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 35 years of diverse mining industry experience. He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance). Mr. Edwards is currently the President of AE Resources Corp., an Arizona based company. Mr. Edwards is a director of Americas Gold and Silver Corporation and Orvana Minerals Corp. He served as the Non-Executive Chair of the Board of Mason Resources until its acquisition by Hudbay. He also served as the non-executive Chairman of Rise Gold Corp. from April 2017 to September 2018, AQM Copper Inc. from October 2011 to January 2017 and AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015. Mr. Edwards served as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He also previously served as President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corporation, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation, where he directed the engineering, construction and development of the San Cristobal project in Bolivia. Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Anna Stylianides, Director, 54

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

Ms. Styliandes was most recently the Executive Chairman of Eco Oro Minerals Corp. (“Eco Oro”), a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and is currently a director of Eco Oro, Sabina Gold & Silver Corp., Capfin Partners, LLC, Altius Minerals Corporation and the Fraser Institute.

Michael Price, Director, 64

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

Stephen Scott, President, Chief Executive Officer and Director, 59

Mr. Scott was appointed to the position of Interim Chief Executive Officer on November 16, 2015. He was appointed to the positions of President, Chief Executive Officer and director on April 1, 2016.

Mr. Scott has over 30 years of global experience in all mining industry sectors. Before joining the Company, he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, Mr. Scott held various global executive positions with Rio Tinto including General Manager Commercial, Rio Tinto Copper and President and Director of Rio Tinto Indonesia. He is an experienced public company director having served as an independent director on the boards of a number of TSX and AIM listed public mining companies. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia. Mr. Scott was also the President, Chief Executive Officer and a director of Mason Resources until its acquisition by Hudbay.

Duane Lo, Chief Financial Officer, 46

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

Susan McLeod, Vice President, Legal Affairs and Corporate Secretary, 48

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

The majority of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where the Company is conducting its operations. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company’s Code of Business Conduct and Ethics (the “Code of Ethics”) sets out the Company’s internal policy regarding the avoidance of any relationship which could create a conflict of interest and the disclosure of such relationships and conflicts. The Code of Ethics also offers specific guidance in respect of certain conflict of interest situations.

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

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

1.	a chief executive officer (“CEO”);

2.	a chief financial officer (“CFO”);

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

As at December 31, 2019, the end of the most recently completed financial year of the Company, the Company had three NEOs.

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

The Compensation Committee generally considers three elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance and an award of long-term incentive stock options. Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option-based compensation represent compensation that is “at risk” depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company. No specific formula has been developed to assign a specific weighting to each of these components. Rather, the Compensation Committee focuses on ensuring that the total compensation package for each executive officer meets the general objectives of the Company’s compensation strategy.

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

Administrative Services Agreement with Mason Resources

Effective May 9, 2017, the Company entered into an Administrative Services Agreement with Mason Resources (the “Administrative Services Agreement”), pursuant to which the Company provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. Mason Resources terminated the Administrative Services Agreement on December 19, 2018, concurrently with the closing of the acquisition of Mason Resources by Hudbay.

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

2019 Compensation and Assessments

In December 2018, the Compensation Committee met to discuss executive officer compensation for 2019 and determined that no salary increases or discretionary cash bonuses should be recommended to the Board at that time.

In connection with the appointment of Stephen Scott as Interim CEO in November 2015, the Company agreed to grant to Mr. Scott, as an inducement for his service, up to 500,000 Common Shares (the “Bonus Shares”). Under the terms of Mr. Scott’s employment agreement with the Company, as amended, the Bonus Shares were issuable at the discretion of the Board, based on the achievement of the Company’s strategic direction or the achievement of one or more fundamental transactions, provided the Bonus Shares would not be issued and Mr. Scott would have no entitlement to receive any of the Bonus Shares after December 31, 2018. The grant was made outside the Company’s existing shareholder approved equity incentive plans. The Company could, at its option, satisfy any obligation to issue Bonus Shares by making a cash payment to Mr. Scott equivalent to the then market price of the Bonus Shares. The Board authorized the issuance of 100,000 Bonus Shares to Mr. Scott effective May 5, 2017, immediately prior to completion of the Arrangement.

In December 2018, the Compensation Committee met to discuss executive officer compensation for 2019 and determined that no salary increases or discretionary cash bonuses should be recommended to the Board at that time. The Compensation Committee noted that no further Bonus Shares could be issued to Mr. Scott under the terms of his employment agreement with the Company, as amended. The Compensation Committee recommended to the Board that a cash bonus of up to C$200,000 be paid to Mr. Scott if the Company completes a fundamental transaction by December 31, 2019 or such later date as may be approved by the Board. The Board approved the Compensation Committee’s recommendation and also directed the Compensation Committee to establish a separate bonus pool from which discretionary cash bonuses may be allocated and distributed to other executive officers (excluding the CEO) if the Company completes a fundamental transaction by December 31, 2019 or such later date as may be approved by the Board. In September 2019, the Board approved a separate bonus pool for executive officers (excluding the CEO) of up to C$150,000. In December 2019, the Board extended the date by which a fundamental transaction must be completed to December 31, 2020.

In December 2019, the Compensation Committee met to discuss executive officer compensation for 2020 and recommended modest salary increases for Mr. Scott (5.23% increase to C$342,000 per annum), Mr. Lo (3.47% increase to C$155,200 per annum based on 65% full time equivalent (“FTE”)) and Ms. McLeod (5.15% increase to C$265,000 per annum) effective January 1, 2020. In determining that salary increases were appropriate, the Board noted that Ms. McLeod had not had a salary increase since January 1, 2015 and Mr. Scott and Mr. Lo had not had salary increases since they commenced employment in 2016. The Board also approved the Compensation Committee’s recommendation to award modest discretionary cash bonuses to the NEOs for their work in 2018 and 2019 as follows:

NEO	Discretionary Cash Bonus Paid to NEO in 2019 (C$)

Stephen Scott	$22,000

Duane Lo	$11,000 (based on 65% FTE)

Susan McLeod	$17,000

Management has also annually proposed, and the Compensation Committee has recommended, option awards for directors, officers, employees and consultants of the Company, as a means of rewarding performance without depleting the Company’s treasury.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award. The Board did not exercise this discretion in 2019 with respect to any NEO.

In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company’s executive compensation policies, philosophy and practices. As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for executive officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking. Some of the key risk mitigating features include:

●	balanced design, between fixed and variable pay and between short-term and long-term incentives; and

●	a greater reward opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained performance over time.

The Company does not permit its executive officers or directors to hedge any of the equity compensation granted to them.

Compensation Governance

The Compensation Committee is composed of James Harris (chair), Mark Bailey and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company’s compensation practices and policies. For a description of each committee member’s experience, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” above.

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

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2019, 2018 and 2017.

Name and Principal Position	Year	Salary (US$)(3)	Share- based awards (US$)(4)	Option- based awards (1) (US$)	Non-equity incentive plan compensation (US$)(2) (3)		Pension value (US$)	All other compensation (US$)(3)	Total compensation (US$)
					Annual incentive plans	Long- term incentive plans

Stephen Scott, President and CEO(5)	2019	$250,231	Nil	$76,495	$16,939	Nil	Nil	Nil	$343,665
	2018	$236,860(6)(7)	Nil	$109,387	$58,642(6)	Nil	Nil	Nil	$404,890(6)
	2017	$223,692(6)	$45,094	$78,934	$79,890	Nil	Nil	Nil	$427,610(6)

Duane Lo, CFO	2019	$115,491	Nil	$38,248	$8,469	Nil	Nil	Nil	$162,208
	2018	$151,188(8)(9)	Nil	$54,694	$26,389(8)	Nil	Nil	Nil	$232,270(8)
	2017	$179,753(8)	Nil	$48,575	$25,565	Nil	Nil	Nil	$253,893(8)

Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2019	$194,025	Nil	$38,248	$13,089	Nil	Nil	Nil	$245,362
	2018	$184,724(10)	Nil	$54,694	$29,321(10)	Nil	Nil	Nil	$268,738(10)
	2017	$201,323(10)	Nil	$54,646	$28,760	Nil	Nil	Nil	$284,729(10)

(1)

The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option-based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option-based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(2)

The Company does not have a formal annual incentive program, however, bonuses are granted as determined by the Compensation Committee and approved by the Board on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.

(3)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2019 compensation to US$ is 1.2988 (2018 – 1.3642; 2017 – 1.2517).

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

(6)

Mr. Scott was also the President and CEO of Mason Resources until its acquisition by Hudbay. The Company is Mr. Scott’s employer and was responsible for paying 100% of Mr. Scott’s salary for his services to both the Company and Mason Resources, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between May 9, 2017 (the effective date of the Arrangement) and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Mr. Scott’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Mr. Scott’s salary, bonus and benefits during that period.

(7)

Under his employment agreement with the Company, Mr. Scott agreed to a temporary reduction in his annual salary to C$280,000 until December 31, 2017. Effective January 1, 2018, Mr. Scott’s salary was restored to its original rate of C$325,000 per annum.

(8)

Mr. Lo was also the CFO of Mason Resources until its acquisition by Hudbay. The Company is Mr. Lo’s employer and was responsible for paying 100% of Mr. Lo’s salary for his services to both the Company and Mason Resources, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between May 9, 2017 (the effective date of the Arrangement) and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Mr. Lo’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Mr. Lo’s salary, bonus and benefits during that period.

(9)	Effective October 1, 2018, Mr. Lo began to provide part-time (65% FTE) services to the Company at an annual salary of C$150,000.

(10)

Ms. McLeod was also the Chief Legal Officer and Corporate Secretary of Mason Resources until its acquisition by Hudbay. The Company is Ms. McLeod’s employer and was responsible for paying 100% of Ms. McLeod’s salary for her services to both the Company and Mason Resources, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between May 9, 2017 (the effective date of the Arrangement) and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Ms. McLeod’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Ms. McLeod’s salary, bonus and benefits during that period.

The following table provides the exchange rates used to convert the value of the option-based awards from Canadian dollars to United States dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$

	10-Dec-19	9-Dec-24	$0.365	500,000	C$1.30/US$1

Stephen Scott	19-Dec-18	18-Dec-23	$0.55	500,000	C$1.36/US$1

	16-Oct-17	15-Oct-22	$0.52	325,000	C$1.25/US$1

	10-Dec-19	9-Dec-24	$0.365	250,000	C$1.30/US$1

Duane Lo	19-Dec-18	18-Dec-23	$0.55	250,000	C$1.36/US$1

	16-Oct-17	15-Oct-22	$0.52	200,000	C$1.25/US$1

	10-Dec-19	9-Dec-24	$0.365	250,000	C$1.30/US$1

Susan McLeod	19-Dec-18	18-Dec-23	$0.55	250,000	C$1.36/US$1

	16-Oct-17	15-Oct-22	$0.52	225,000	C$1.25/US$1

The Company employs Stephen Scott as President and CEO under an employment agreement dated April 1, 2016, as amended. Under his employment agreement, Mr. Scott is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason (as defined below) within the one-year period following a Change of Control (as defined below), Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period. See “Item 6B. Directors, Senior Management and Employees – Compensation – Termination and Change of Control Benefits” below.

The Company employs Duane Lo part-time as Chief Financial Officer under an employment agreement dated November 1, 2016, as amended. Mr. Lo is required to provide the Company with one month’s prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with six months’ working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months’ working notice, or an amount equal to the salary Mr. Lo otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Lo’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Lo will be entitled to a lump sum amount equal to 18 months’ salary (calculated using his annualized salary based on full-time employment) and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 18-month period (collectively, the “Lo Severance Amount”). See “Item 6. Directors, Senior Management and Employees – B. Compensation – Termination and Change of Control Benefits” below.

The Company employs Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended. Ms. McLeod is required to provide the Company with one month’s prior notice in the event she wishes to resign. The Company may terminate her employment without cause by providing her with a lump sum amount equal to 18 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that she would otherwise have received over the ensuing 18-month period (collectively, the “McLeod Severance Amount”). Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a Change of Control or as a result of conditions that amount to constructive dismissal. See “Item 6. Directors, Senior Management and Employees – B. Compensation – Termination and Change of Control Benefits” below.

Incentive Plan Awards

The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)(2)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (#)

	500,000	$0.30	November 15, 2020	$35,000	Nil	Nil

	400,000	$0.36	November 21, 2021	$4,000	Nil	Nil

Stephen Scott	325,000	$0.52	October 15, 2022	Nil	Nil	Nil

	500,000	$0.55	December 18, 2023	Nil	Nil	Nil

	500,000	$0.365	December 9, 2024	$2,500	Nil	Nil

	100,000	$0.33	March 31, 2021	$4,000	Nil	Nil

	250,000	$0.36	November 21, 2021	$2,500	Nil	Nil

Duane Lo	200,000	$0.52	October 15, 2022	Nil	Nil	Nil

	250,000	$0.55	December 18, 2023	Nil	Nil	Nil

	250,000	$0.365	December 9, 2024	$1,250	Nil	Nil

	110,000	$0.28	December 3, 2020	$9,900	Nil	Nil

	200,000	$0.36	November 21, 2021	$2,000	Nil	Nil

Susan McLeod	225,000	$0.52	October 15, 2022	Nil	Nil	Nil

	250,000	$0.55	December 18, 2023	Nil	Nil	Nil

	250,000	$0.365	December 9, 2024	$1,250	Nil	Nil

(1)

Calculated using the closing price of the Company’s Common Shares on the TSX on December 31, 2019 (being the last trading day of 2019) of C$0.37 and subtracting the exercise price of in-the-money options.

(2)	Post-Arrangement exercise prices.

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)(2)
Stephen Scott	$0	Nil	$16,939
Duane Lo	$0	Nil	$8,469
Susan McLeod	$0	Nil	$13,089

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

(2)	Discretionary cash bonuses paid during 2019.

The following table is a summary of options exercised by NEOs during the most recently completed financial year.

Name	Options Exercised(1)	Date Exercised	Exercise Price (C$)

Susan McLeod(2)	225,000	November 21, 2019	$0.18

(1)

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving Common Shares to which the terminated option relates (the “Designated Shares”), receive the number of Common Shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

(2)	Ms. McLeod elected to terminate her options and received an aggregate 118,432 Common Shares.

Termination and Change of Control Benefits

Stephen Scott

Under the terms of the employment agreement with Stephen Scott the Company may terminate Mr. Scott’s employment at any time without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period (the delivery of notice of termination of employment without cause or resignation with Good Reason being a “Severance Payment Triggering Event”). If a Change of Control had occurred on December 31, 2019, Mr. Scott would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Scott would have been entitled to a payment of approximately $509,609 within 10 days of the Severance Payment Triggering Event. Mr. Scott would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

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

Susan McLeod

Under the terms of the employment agreement with Susan McLeod, the Company may terminate Ms. McLeod’s employment at any time without cause by providing Ms. McLeod with the McLeod Severance Amount. Ms. McLeod is also entitled to the McLeod Severance Amount should she elect to terminate her employment for Good Reason or should she elect to terminate her employment within 90 days of a Change of Control (in Ms. McLeod’s case, the delivery of notice of termination of employment without cause or the expiry of one month’s prior written notice of termination of employment for Good Reason or within 90 days of a Change of Control is a “McLeod Severance Payment Triggering Event”).

If a Change of Control had occurred on December 31, 2019, Ms. McLeod would not have had an immediate benefit. If a McLeod Severance Payment Triggering Event had taken place, Ms. McLeod would have been entitled to a payment of approximately $296,518 immediately upon the McLeod Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the McLeod Severance Payment Triggering Event.

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

If a Change of Control had occurred on December 31, 2019, Mr. Lo would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Lo would have been entitled to a payment of approximately $266,653 within 10 days of the Severance Payment Triggering Event.

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

The annual base retainer payable to non-executive directors to compensate them for acting as directors of the Company in 2019 was C$25,000. In December 2019 the Board approved a recommendation of the Compensation Committee to increase the annual base retainer payable to non-executive directors to C$30,000, effective January 1, 2020.

In 2019, Mark Bailey received a fee of C$50,000, which includes the C$25,000 base retainer and additional compensation for acting as the Non-Executive Chair of the Board and the chair of the Compensation Committee. In December 2019 the Board appointed James Harris as chair of the Compensation Committee, effective January 1, 2020. The Board also approved a recommendation of the Compensation Committee to increase the annual fee payable to Mark Bailey to C$60,000 effective January 1, 2020. Mr. Bailey’s annual fee includes the C$30,000 base retainer and additional compensation for acting as the Non-Executive Chair of the Board.

The chair of the Audit Committee receives an additional cash retainer of C$12,500 per annum and the chairs of the other standing committees each receive an additional cash retainer of C$5,250 per annum.

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

In December 2019, the Compensation Committee recommended that the Board award incentive stock options to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight. The Board approved the Compensation Committee’s recommendations, and in December 2019 awarded to each of the non-executive directors, options to purchase 225,000 common shares at an exercise price of C$0.365 for five years. The terms and conditions of the awards, including vesting provisions and exercise prices, were determined by the Board at the time of award, in accordance with the terms and conditions of the Plan.

The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2) (3)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)

Mark Bailey	$38,497	Nil	$34,423	Nil	Nil	Nil	$72,920

Alan Edwards	$23,291	Nil	$34,423	Nil	Nil	Nil	$57,714

James Harris	$23,291	Nil	$34,423	Nil	Nil	Nil	$57,714

Michael Price	$19,249	Nil	$34,423	Nil	Nil	Nil	$53,672

Anna Stylianides	$28,873	Nil	$34,423	Nil	Nil	Nil	$63,296

(1)	In addition to being a director of the Company Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s compensation, please refer to the Summary Compensation Table above.

(2)

The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option-based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option-based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rate for the purpose of the grants in this table is presented in Note 3 below and is based on the conversion rate on the date of grant as supplied by the Bank of Canada.

(3)

Options were awarded on December 10, 2019 with an exercise price of C$0.365 expiring on December 9, 2024. The exchange rate used to convert the value of the option-based awards from C$ to US$ is 1.2988.

The following table is a summary of all option-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year. There were no share-based awards outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards

Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in- the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)

Mark Bailey	75,000	$0.28	December 3, 2020	$6,750	Nil	Nil
	200,000	$0.36	November 21, 2021	$2,000	Nil	Nil
	150,000	$0.52	October 15, 2022	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$1,125	Nil	Nil

Alan Edwards	75,000	$0.28	December 3, 2020	$6,750	Nil	Nil
	200,000	$0.36	November 21, 2021	$2,000	Nil	Nil
	150,000	$0.52	October 15, 2022	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$1,125	Nil	Nil

James Harris	150,000	$0.28	December 3, 2020	$13,500	Nil	Nil
	200,000	$0.36	November 21, 2021	$2,000	Nil	Nil
	150,000	$0.52	October 15, 2022	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$1,125	Nil	Nil

Michael Price	100,000	$0.63	February 4, 2023	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$1,125	Nil	Nil

Anna Stylianides	100,000	$0.32	July 12, 2020	$5,000	Nil	Nil
	75,000	$0.28	December 3, 2020	$6,750	Nil	Nil
	200,000	$0.36	November 21, 2021	$2,000	Nil	Nil
	150,000	$0.52	October 15, 2022	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$1,125	Nil	Nil

(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s option-based awards, please refer to the incentive plan awards section above.

(2)

Calculated using the closing price of the Company’s Common Shares on the TSX on December 31, 2019 (being the last trading day of 2019) of $0.37 and subtracting the exercise price of in-the-money options.

(3)	Post-Arrangement exercise prices.

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

(3)	225,000 stock options were awarded on December 10, 2019 at an exercise price of C$0.365. $0 vested because all the stock options vested in full on the award date.

(4)

225,000 stock options were awarded on December 10, 2019 at an exercise price of C$0.365. $0 vested because all the stock options vested in full on the award date. 100,000 stock options were awarded on February 5, 2018 at an exercise price of C$0.63, of which 25,000 vested in 2019. On the dates that the options vested, the market price of the Company’s Common Shares was less than the exercise price of the options.

The following table is a summary of options exercised by directors during the most recently completed financial year.

Name	Options Exercised	Date Exercised	Exercise Price (C$)

Mark Bailey	100,000	December 16, 2019	$0.18

Alan Edwards	100,000	December 2, 2019	$0.18

James Harris	100,000	December 12, 2019	$0.18

Management Contracts

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

C.	Board Practices

The Board is currently comprised of six directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. The current directors were elected by the Company’s shareholders at the Annual General Meeting held on May 22, 2019.

The Board adopted a majority voting policy in May 2013. If the number of shares “withheld” from voting for the election of a nominee is greater than the number of shares voted “for” his or her election, the director must submit his or her resignation to the Non-Executive Chair of the Board promptly after the shareholders’ meeting. The CGNC will consider the resignation and will recommend to the Board whether or not to accept it. After considering the recommendations of the CGNC, the Board will make its decision as to whether to accept or reject the resignation in question and the Company will announce the Board’s decision, including any reasons for the Board not accepting a resignation, within 90 days following the shareholders’ meeting. The policy does not apply if there is a contested director election or where the election involves a proxy battle.

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

Disclosure of Corporate Governance Practices

National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of NI 52-110 sets out the standard for director independence. Under Section 1.4 of NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Section 1.4 of NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

As at December 31, 2019 the Board was comprised of six directors, five of whom are independent applying the definition set out in section 1.4 of NI 52-110. Stephen Scott is not independent by virtue of the fact that he is an executive officer of the Company.

To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in-camera session, at which executive directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, there have been four in camera sessions.

Mark Bailey, an independent director, serves as Non-Executive Chair of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has developed a written position description for the Non-Executive Chair of the Board in order to delineate his or her role and responsibilities. The Non-Executive Chair of the Board is primarily responsible for acting as the effective leader of the Board and ensuring that the Board’s agenda enables it to successfully carry out its duties. The Non-Executive Chair of the Board also serves as an “ex officio” member of each Board committee. More specifically, the Non-Executive Chair of the Board is responsible for:

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

(e)

Ensuring the adoption of, and compliance with, procedures so that the Board effectively carries out its responsibilities in compliance with the mandate of the Board and conducts its work efficiently and independently from management.

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

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. The Audit Committee is composed of Anna Stylianides (chair), James Harris and Michael Price, all of whom are independent (as defined in NI 52-110) and financially literate (as defined in NI 52-110). The Board has also assessed the qualifications of Ms. Stylianides and has determined that Ms. Stylianides qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act) and is independent (as determined under U.S. Exchange Act Rule 10A-3 and section 803A of the NYSE American Company Guide).

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

The Company’s Annual Information Form for its financial year ended December 31, 2019 dated March 13, 2020 (the “AIF”), submitted on Form 6-K to the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Standing Committees of the Board” for further information.

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

The Compensation Committee is comprised of three directors, each of whom, in the judgement of the Board, is independent. The members of the Compensation Committee are: James Harris (chair), Mark Bailey and Alan Edwards.

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

BOARD OF DIRECTORS EXPERTISE MATRIX
Skill/Experience	Number of Directors (/6)

Public Company Board Experience Prior experience as a board member of a publicly listed company (other than Mason Resources) and knowledge of public company regulatory compliance.	6

Mining Industry Experience Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	6

Mergers & Acquisitions Experience in mergers and acquisitions.	6

Mining Finance Experience in finance for the mining industry.	6

Joint Ventures Experience negotiating and operating in a joint venture environment.	5

International Experience Experience working in an organization that has business in one or more developing nations.	6

Dealing with Governments Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	6

Executive Experience Experience working as a senior officer of a publicly listed company or major organization.	5

Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters.	2

Corporate Governance Knowledge of good corporate governance practices and policies and experience in implementing them.	6

Financial Literacy The ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues faced by the Company, or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or U.S. GAAP and/or IFRS).	6

Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	5

Royalty Company Experience Experience working inside or on the board of a royalty company.	1

U.S. Compliance Knowledge of U.S. compliance issues.	5

Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	5

Corporate Responsibility and Sustainable Development Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	6

Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	4

Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	5

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

At December 31, 2019, Entrée had five full-time and two part-time employees based in Vancouver, British Columbia and Ulaanbaatar, Mongolia (2018 – seven full-time and one part-time employees; 2017 – eight full-time employees). Entrée also had two part-time consultants based in Vancouver, British Columbia.

None of Entrée’s employees belong to a union or are subject to a collective agreement. Employee relations are considered to be good.

E.	Share Ownership

The table below sets out the municipality of residence and securities held by directors and executive officers as at March 13, 2020.

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully- diluted basis
Mark Bailey(2) Arizona U.S.A.	749,993	Common Shares: Replacement Warrants: Stock options: Total:	749,993 50,000 950,000 1,749,993
James Harris(3) British Columbia Canada	1,053,062	Common Shares: Replacement Warrants: Stock options: Total:	1,053,062 67,500 925,000 2,045,562
Michael Price London, UK(4)	Nil	Common Shares: Replacement Warrants: Stock options: Total:	Nil Nil 525,000 525,000
Alan Edwards(5) Arizona U.S.A	632,783	Common Shares: Replacement Warrants: Stock options: Total:	632,783 60,975 850,000 1,543,758
Anna Stylianides(6) British Columbia Canada	73,171	Common Shares: Replacement Warrants: Stock options: Total:	73,171 36,585 950,000 1,059,756
Stephen Scott(7) British Columbia Canada	442,561	Common Shares: Replacement Warrants: Stock options: Total:	442,561 48,780 2,225,000 2,716,341
Duane Lo British Columbia Canada	726,300	Common Shares: Replacement Warrants: Stock options: Total:	726,300 122,000 1,050,000 1,898,300
Susan McLeod British Columbia Canada	712,097	Common Shares: Replacement Warrants: Stock options: Total:	712,097 61,000 1,035,000 1,808,097

(1)

Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

(2)	Member of the Compensation Committee and Technical Committee.

(3)	Member of the CGNC (chair), Audit Committee and Compensation Committee (chair).

(4)	Member of the Audit Committee and Technical Committee.

(5)	Member of the Technical Committee (chair), CGNC and Compensation Committee.

(6)	Member of the Audit Committee (chair) and CGNC.

(7)	Member of the Technical Committee.

To the best of the Company’s knowledge as at December 31, 2019 and March 13, 2020, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,389,967 Common Shares (not including Common Shares issuable upon exercise of Replacement Warrants or stock options) representing 2.5% of the outstanding Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)

Equity compensation plans approved by securityholders	9,945,000	$0.43	9,945,000

Equity compensation plans not approved by securityholders	Nil	N/A	Nil

Total	9,945,000	$0.43	9,945,000

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

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at March 13, 2020, concerning the ownership of the Company’s Common Shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct or indirect owner of more than five percent (5%) of the Company’s Common Shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Shareholder Name	Number of Shares	Percentage of Issued Shares

Rio Tinto International Holdings Limited	30,366,129(1)	17.4%

Sandstorm Gold Ltd.	37,136,880 (2)	21.2%

(1)	Rio Tinto International Holdings Limited holds 16,566,796 Common Shares directly. It also has a beneficial interest in 13,799,333 Common Shares held by Turquoise Hill Resources Ltd.

(2)	Sandstorm also owns 457,317 Replacement Warrants.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares held by major shareholders during the last three fiscal years other than as disclosed herein.

On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per Common Share pursuant to the Agreement to Amend described under “Item 4. Information on the Company – B. Business Overview – Sandstorm – Amended and Restated Equity Participation and Funding Agreement” above. The price was calculated using the VWAP of the Company’s Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. Following closing, Sandstorm held 22,985,746 Common Shares or approximately 15.1% of the then issued and outstanding Common Shares of the Company.

On January 11, 2017, Sandstorm acquired 914,634 units of the Company at a price of C$0.41 per unit as part of the larger Non-Brokered Private Placement. See “Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement” above. Following closing, Sandstorm held 23,900,380 Common Shares or approximately 13.8% of the then issued and outstanding Common Shares of the Company.

In the year ended December 31, 2018, Sandstorm made market purchases through the facilities of the TSX increasing its ownership from 23,900,380 Common Shares to 28,559,880 Common Shares of the Company, or approximately 16.3% of the outstanding Common Shares of the Company as at December 31, 2018.

In the year ended December 31, 2019, Sandstorm made market purchases through the facilities of the TSX increasing its ownership from 28,559,880 Common Shares to 36,138,880 Common Shares of the Company, or approximately 20.6% of the outstanding Common Shares of the Company as at December 31, 2019.

As at March 13, 2020, Sandstorm holds 37,136,880 Common Shares (approximately 21.2% of the outstanding Common Shares of the Company) and Replacement Warrants to purchase an additional 457,317 Common Shares.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of March 10, 2020, there were approximately 23 registered holders of the Company’s Common Shares in the United States, with combined holdings of 41,425,735 Common Shares.

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

The Company entered into no transactions with related parties during the fiscal year ended on December 31, 2019 and has not entered into a transaction with a related party from January 1, 2020 up to the date of this Annual Report.

Directors and Key Management Personnel

The Company’s related parties include its wholly owned subsidiaries and key management personnel. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Directors fees	$132	$142
Salaries and benefits	$588	$1,143
Share-based compensation	$321	$461

As of December 31, 2019, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.1 million will become payable to certain officers and management of the Company.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

●	Independent Auditors’ Report;

●	Consolidated Statements of Financial Position as at December 31, 2019 and 2018;

●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017;

●	Consolidated Statement of Changes in Shareholders’ Deficiency for the years ended December 31, 2019, 2018 and 2017;

●	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and

●	Notes to Consolidated Financial Statements for the year ended December 31, 2019.

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

The Company’s Common Shares were traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006 the Company began trading on the TSX. The Company is traded on the TSX under the symbol “ETG”. The Company’s Common Shares also traded on the NYSE American LLC under the symbol “EGI” until September 30, 2019. Effective October 1, 2019, the Company voluntarily withdrew its Common Shares from listing on NYSE American LLC and its Common Shares commenced trading on the OTCQB under the symbol “ERLFF”.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s outstanding Common Shares are listed on the TSX and are also traded on the OTCQB.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCBCA and the Articles. Unless the BCBCA or the Company’s Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders’ meeting.

The BCBCA contains provisions which require a “special resolution” for effecting certain corporate actions. Such a “special resolution” requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a “special resolution” include:

a.	transferring the Company’s jurisdiction from British Columbia to another jurisdiction;

b.	giving financial assistance under certain circumstances;

c.	certain conflicts of interest by directors;

d.	disposing of all or substantially all of the Company’s undertakings;

e.	certain alterations of share capital;

f.	altering any restrictions on the Company’s business; and

g.	certain reorganizations of the Company.

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

See “Item 4. Information on the Company – B. Business Overview – Arrangement” above.

2.	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd.

See “Item 4. Information on the Company – B. Business Overview – Sandstorm – Amended and Restated Equity Participation and Funding Agreement” above.

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

Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 m on the Entrée/Oyu Tolgoi JV Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration. OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was formed under the terms of the Entrée/Oyu Tolgoi JVA. The Entrée/Oyu Tolgoi JVA was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination. Those parts include provisions related to the Entrée/Oyu Tolgoi JVACo title, tenure and related matters and arbitration.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed below under “Item 10. Additional Information – E. Taxation”.

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

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of Common Shares in the capital of the Company by a holder who is not, and is not deemed to be, a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and who holds Common Shares solely as capital property and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada, referred to in this summary as a “U.S. Holder”. This summary is not applicable to a U.S. Holder that is an insurer carrying on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Tax Act, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of the Canada Revenue Agency, and the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

Provided that the Common Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX) at the time of disposition, the Common Shares generally will not constitute “taxable Canadian property” of a U.S. Holder, unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at “arm’s length” for the purposes of the Tax Act, partnerships in which the U.S. Holder or a person with whom the U.S. Holder did not deal at “arm’s length” for the purposes of the Tax Act holds a membership interest directly or indirectly through one or more partnerships, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company and; (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists. Notwithstanding the foregoing, the Common Shres may otherwise in certain circumstances be deemed to be taxable Canadian property to a U.S. Holder for the purposes of the Tax Act.

Even if a Common Share is considered to be “taxable Canadian property” to a U.S. Holder, the U.S. Holder may be exempt from tax under the Tax Act if such shares are “treaty-protected property” for the purposes of the Tax Act. Common Shares owned by a U.S. Holder will generally be “treaty-protected property” if the gain from the disposition of such shares would, because of the Canada-U.S. Tax Convention, be exempt from tax under Part I of the Tax Act.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code, or a “PFIC”, as defined below, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”), or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

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

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a “Subsidiary PFIC”, and will be subject to U.S. federal income tax on their proportionate share of, (a) a distribution on the stock of a Subsidiary PFIC, and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2019, and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund”, or “QEF”, under Section 1295 of the Code, or a “QEF Election”, or a mark-to-market election under Section 1296 of the Code, or a “Mark-to-Market Election”. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to, (a) any gain recognized on the sale or other taxable disposition of Common Shares, and (b) any excess distribution received on Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”, which is not deductible.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of, (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (i) “earnings and profits” over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally, (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. Common Shares generally will be “marketable stock” if Common Shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If Common Shares are traded on such a qualified exchange or other market, Common Shares generally will be “regularly traded” for any calendar year during which Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of Common Shares, as of the close of such tax year over (ii) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

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

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in Common Shares and thereafter as gain from the sale or exchange of such Common Shares. See “Sale or Other Taxable Disposition of Common Shares” below. However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, Common Shares have been held for more than one year.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Annual Report and more recent information supersedes more dated information contained or incorporated by reference in this Annual Report.

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

Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates. As at December 31, 2019, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2019, the Company has not entered into any contracts to manage interest rate risk.

Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2019, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2019	December 31, 2018

Cash and cash equivalents	$5,380	$6,154

Investments	-	912

Accounts payable and accrued liabilities	(72)	(346)

	$5,308	$6,720

As at December 31, 2019, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an insignificant change in net loss.

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

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2019. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2019, and management’s assessment did not identify any material weaknesses.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the Company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

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

The Company’s Board has determined that Anna Stylianides qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act) and is independent (as determined under U.S. Exchange Act Rule 10A-3 and section 803A of the NYSE American Company Guide).

Item 16B.	Code of Ethics

The Company is committed to the highest standards of legal and ethical business conduct. The Company has the Code of Ethics, which applies to all of its directors, officers, employees and consultants, including the CEO and CFO. This Code of Ethics summarizes the legal, ethical and regulatory standards that the Company must follow and serves as a reminder to the directors, officers, employees and consultants of the seriousness of that commitment. Compliance with this Code of Ethics and high standards of business conduct is mandatory for every director, officer, employee and consultant of the Company. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 20-F.

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

During the fiscal year ended December 31, 2019, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, officers or employees subject to it.

Item 16C.	Principal Accountant Fees and Services

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2019 (US$)	2018 (US$)
Audit Fees(1)	$45,591	$35,889
Audit Related Fees(2)	$Nil	$Nil
Tax Fees(3)	$5,004	$Nil
All other fees	$Nil	$Nil
Total:	$50,595	$35,889

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

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors and none were approved on the basis of the de minimus exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2019. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. No material non-audit services were performed by the Company’s auditor during the fiscal year ended December 31, 2019.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Changes in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2019, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III.

Item 17.	Financial Statements

See “Item 18 – Financial Statements”.

Item 18.	Financial Statements

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with IFRS.

The following financial statements pertaining to the Company are filed as part of this Annual Report:

●	Independent Auditors’ Report;

●	Consolidated Statements of Financial Position as at December 31, 2019 and 2018;

●	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017;

●	Consolidated Statement of Changes in Shareholders’ Deficiency for the years ended December 31, 2019, 2018 and 2017;

●	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017;

●	Notes to Consolidated Financial Statements for the year ended December 31, 2019.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Entrée Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Entrée Resources Ltd. (the “Company”), as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficiency, and cash flows for the years ended December 31, 2019, 2018, and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018, and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

March 13, 2020

Entrée Resources Ltd.

Consolidated Statements of Financial Position

As at December 31, 2019 and 2018

(expressed in thousands of U.S. dollars, except where indicated)

	Note	December 31, 2019	December 31, 2018

Assets

Current assets

Cash and cash equivalents		$ 5,380	$ 6,154

Receivables and prepaid expenses		122	68

Prepaid licence fees		158	-

Investments	6	-	912
		5,660	7,134

Non-current assets

Property and equipment	7, 10	316	87

Other assets	8	114	199

Deposits and other		12	12

		442	298

Total assets		$ 6,102	$ 7,432

Liabilities

Current liabilities

Accounts payable and accrued liabilities	21	$ 72	$ 346

Current portion of lease liabilities	10	103	-
		175	346

Non-current liabilities

Lease liabilities	10	201	-

Other non-current liabilities		-	44

Loan payable to Oyu Tolgoi LLC	11	9,035	8,380

Deferred revenue	12	43,671	38,411

		52,907	46,835

Total liabilities		53,082	47,181

Shareholders’ deficiency

Share capital	13	173,095	172,955

Reserves		22,445	22,199

Accumulated other comprehensive (loss) income		(407)	1,688

Deficit		(242,113)	(236,591)

Total shareholders’ deficiency		(46,980)	(39,749)

Total liabilities and shareholders’ deficiency		$ 6,102	$ 7,432

Nature of operations (Note 1)

Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2019, 2018 and 2017

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2019	2018	2017

Expenses

Exploration	15	$173	$175	$332

General and administrative		1,490	1,145	1,656

Share-based compensation	13	340	506	678

Depreciation	7	105	22	20

Other		-	(13)	192

Operating loss		2,108	1,835	2,878

Gain on sale of investments	6	(123)	-	-

Foreign exchange (gain) loss		(195)	287	(380)

Interest income		(137)	(111)	(116)

Interest expense	11	319	307	287

Loss from equity investee	8	273	175	215

Finance costs		29	-	-

Deferred revenue finance costs	12	3,250	2,985	-

Gain on sale of mining property interest	9	-	(353)	-

Unrealized loss on investments	6	-	73	-

Loss on the Arrangement	5	-	-	33,627

Loss before income taxes		5,524	5,198	36,511

Income tax recovery	16	-	-	(72)

Net loss from continuing operations		5,524	5,198	36,439

Discontinued operations

Net loss from discontinued operations	5	-	-	176

Net loss for the year		5,524	5,198	36,615

Other comprehensive loss (income)

Foreign currency translation		2,095	(3,372)	1,684

Total comprehensive loss		$7,619	$1,826	$38,299

Net loss per common share

Basic and fully diluted – continuing operations		$(0.03)	$(0.03)	$(0.21)

Basic and fully diluted – discontinued operations		$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding

Basic and fully diluted (000’s)		174,907	174,344	172,259

Total common shares issued and outstanding (000’s)	13	175,470	174,807	173,573

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Deficiency

For the years ended December 31, 2019, 2018, 2017

(expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of Shares (000’s)	Share capital	Reserves	Accumulated other comprehensive (loss) income	Subscriptions received in advance	Deficit	Total

Balance at December 31, 2018		174,807	$172,955	$22,199	$1,688	$-	$(236,591)	$(39,749)

Adjustment on initial application of IFRS 16	4(o)	-	-	-	-	-	2	2

Net loss and comprehensive loss		-	-	-	(2,095)	-	(5,524)	(7,619)

Share-based compensation		-	-	340	-	-	-	340

Issuance of share capital – share options		663	140	(94)	-	-	-	46

Balance at December 31, 2019		175,470	$173,095	$22,445	$(407)	$-	$(242,113)	$(46,980)

Balance at December 31, 2017		173,573	$172,308	$22,175	$(1,684)	$-	$(217,288)	$(24,489)

Net loss and comprehensive income		-	-	-	3,372	-	(5,198)	(1,826)

IFRS adjustments	4(o)	-	-	-	-	-	(14,105)	(14,105)

Share-based compensation		-	-	506	-	-	-	506

Issuance of share capital – share options		1,234	647	(482)	-	-	-	165

Balance at December 31, 2018		174,807	$172,955	$22,199	$1,688	$-	$(236,591)	$(39,749)

Balance at December 31, 2016		153,045	$178,740	$20,863	$-	$559	$(180,673)	$19,489

Net loss and comprehensive loss		-	-	-	(2,481)	-	(36,615)	(39,096)

Share-based compensation		-	-	632	-	-	-	632

Transfer of net assets to Mason Resources	5	-	(11,595)	-	797	-	-	(10,798)

Issuance of share capital – inducement bonus shares		100	37	-	-	-	-	37

Issuance of share capital – private placement		18,529	4,478	1,129	-	(559)	-	5,048

Issuance of share capital – share options		1,899	648	(449)	-	-	-	199

Balance at December 31, 2017		173,573	$172,308	$22,175	$(1,684)	$-	$(217,288)	$(24,489)

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2019	2018	2017
Cash flows used in operating activities

Net loss from continuing operations		$(5,524)	$(5,198)	$(36,439)

Items not affecting cash:

Depreciation		105	22	20

Share-based compensation	13	340	506	678

Loss from equity investee	8	273	175	215

Interest expense	11	319	307	287

Finance cost		29	-	-

Gain on sale of investments	6	(123)	-	-

Unrealized foreign exchange (gains) losses		(176)	249	(1,471)

Deferred revenue finance costs	12	3,250	2,985	-

Gain on sale of mining property interest	9	-	(353)	-

Unrealized loss on investments	6	-	73	-

Loss on the Arrangement	5	-	-	33,627

Income tax recovery	16	-	-	(72)

Other		5	(9)	11

		(1,502)	(1,243)	(3,144)

Changes in non-cash operating working capital:

(Increase) decrease in receivables and prepaids		(54)	333	(354)

(Decrease) increase in accounts payable and accruals		(260)	133	(102)

Discontinued operations	5	-	-	604

		(1,816)	(777)	(2,996)

Cash flows from (used in) investing activities

Proceeds from sale of investments	6	1,035	-	-

Net cash outflow on sale of mining property interest	9	-	(120)	-

Purchase of equipment		-	(6)	(100)

Cash paid in connection with the Arrangement	5	-	-	(8,843)

		1,035	(126)	(8,943)

Cash flows (used in) from financing activities

Repayment of lease liability	10	(80)	-	-

Proceeds from issuance of common shares – share options	13	46	165	199

Proceeds from issuance of common shares – private placement	13	-	-	5,038

		(34)	165	5,237

Decrease in cash and cash equivalents		(815)	(738)	(6,702)

Cash and cash equivalents - beginning of year		6,154	7,068	13,391

Effect of exchange rate changes on cash and cash equivalents		41	(176)	379

Cash and cash equivalents - end of year		$5,380	$6,154	$7,068

Cash and cash equivalents is represented by:

Cash		$5,346	$6,120	$7,031

Cash equivalents		34	34	37

Total cash and cash equivalents		$5,380	$6,154	$7,068

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature of operations

Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi Joint Venture Property in Mongolia.

The Company has its primary listing in Canada on the Toronto Stock Exchange (“TSX”) and its common shares also trade in the United States on the Over-the-Counter OTCQB Venture Market (“OTCQB”) under the symbol “ERLFF”.

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

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available information about the future, which is at least, but is not limited to, twelve months from December 31, 2019.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 13, 2020.

3	Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Significant estimates and judgements used in the preparation of these consolidated financial statements include: determination of functional currencies; recoverable amount of property and equipment; title to mineral properties; share-based compensation; plan of arrangement – fair value of net assets distributed; and income taxes. Estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Determination of functional currencies

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

b)	Income taxes

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

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether the Company is more likely than not to be able to benefit from these tax losses and temporary differences. Changes in the timing of project completion, economic conditions, metal prices and other factors having an impact on future taxable income streams could result in revisions to the estimates of benefits to be realized or the Company’s assessments of its ability to utilize tax losses before expiry. These revisions could result in material adjustments to the consolidated financial statements.

c)	Share-based compensation

The Company uses the Black-Scholes option pricing model for the valuation of share-based compensation. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and reserves.

d)	Plan of arrangement – fair value of net assets distributed

In May 2017, the Company completed a plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico to Mason Resources Corp. (“Mason Resources”). Accounting for this transaction involves critical judgements and estimates in determining the fair value of the net assets distributed. In performing an analysis, the Company relied on Mason Resources’ share price to calculate the fair value of net assets transferred.

4	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company and all of its wholly owned subsidiaries and to all periods presented in these consolidated financial statements.

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

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of shareholders’ deficiency as accumulated other comprehensive loss / income.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

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

The following table shows the classification of the Company’s financial instruments:

Financial assets / liabilities	Classification

Cash and cash equivalents	FVTPL

Investments	FVTPL

Receivables	Amortized costs

Deposits	Amortized costs

Accounts payable and accrued liabilities	Amortized costs

Lease liabilities	Amortized costs

Loan payable to Oyu Tolgoi LLC	Amortized costs

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss / income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss.

Financial assets at FVTOCI

Financial assets at FVTOCI are initially recorded at fair value adjusted for transaction costs. Dividends are recognized as income in the consolidated statements of comprehensive loss / income unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive loss / income and are never reclassified to profit or loss.

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

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss / income.

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

Plant and equipment

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

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

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

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of comprehensive loss / income.

i)	Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

j)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statements of comprehensive loss / income except to the extent that they relate to items recognized directly in equity or in other comprehensive loss / income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

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

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

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

o)	Accounting standards adopted during the year

Effective January 1, 2019, the Company has adopted IFRS 16 using the modified retrospective application method where the 2018 comparatives are not restated and the cumulative effect of initially applying IFRS 16 has been recorded on January 1, 2019 for any differences identified, including adjustments to opening shareholders’ deficiency balance.

IFRS 16 introduces significant changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-to-use asset (“ROU asset”) and a lease liability at the lease commencement for all leases, except for short-term leases (lease terms of 12 months or less) and leases of low value assets.

In applying IFRS 16 for all leases, the Company (i) recognizes the ROU asset and lease liabilities in the statement of financial position, initially measured at the present value of future lease payments; (ii) recognizes the depreciation of ROU assets and interest on lease liabilities in the consolidated statement of comprehensive loss; and (iii) separates the total amount of cash paid into a principal portion (presented in financing activities) and interest (presented within operating activities) in the consolidated statement of cash flows.

In transitioning to IFRS 16, the Company analyzed its contracts to identify whether they contain a lease arrangement. This analysis identified contracts containing leases that have an increase to the Company’s ROU assets of $0.3 million and lease liabilities of $0.4 million. The difference between the Company’s ROU assets and lease liabilities has been included as an adjustment to opening shareholders’ deficiency balance at January 1, 2019. In addition, $0.1 million of leasehold inducements was written-off to opening shareholders’ deficiency balance at January 1, 2019, as the ROU asset was not reduced by any lease incentives received. The incremental borrowing rate for lease liabilities initially recognized on adoption of IFRS 16 was 8%.

New accounting policy for leases under IFRS 16

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a ROU asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions: (i) the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months, or (ii) for leases of low value. The payments for such leases are recognized in the consolidated statement of comprehensive loss on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments. The operating lease obligations as at December 31, 2018 are reconciled as follows to the recognized lease liabilities as at January 1, 2019:

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Minimum lease payments under operating leases as of December 31, 2018	$462

Effect from discounting at the incremental borrowing rate as of January 1, 2019	(107)
Lease liabilities recognized as of January 1, 2019	$355

ROU assets are included in property and equipment and the lease liability is included in current portion of other liabilities and other liabilities in the consolidated statement of financial position.

IFRS 15

With the implementation of IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018, the Company recorded an adjustment of $14.1 million to opening January 1, 2018 deficit and a corresponding adjustment to deferred revenue balance. Adjustment is due to a change in the transaction price for the Company’s streaming agreement as a result of the existence of a significant financing component at a discount rate of 8%.

5	Plan of arrangement and discontinued operations

In May 2017, the Company completed the Arrangement under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to Mason Resources in exchange for 77,804,786 common shares of Mason Resources (the “Mason Common Shares”). Mason Resources commenced trading on the TSX on May 12, 2017 under the symbol “MNR”.

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

The Arrangement resulted in a reduction of share capital in the amount of $11.4 million, being the fair value of the net assets distributed

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Current assets

Cash	$8,843

Receivables and prepaids	137

8,980

Long-term assets

Equipment	25

Mineral property interest	37,699

Reclamation deposits and other	481

38,205

Current liabilities

Accounts payable and accrued liabilities	(34)

Long-term liabilities

Deferred income taxes	(2,937)
Carry value of net assets	44,214

Fair value of net assets	11,384
(32,830)

Foreign currency translation adjustment	(797)
Loss on the Arrangement	$(33,627)

The net loss from the US Subsidiaries has been reclassified to net loss from discontinued operations as follows:

2017

Expenses

Exploration	$239

General and administrative	19

Depreciation	4

Foreign exchange gain	(86)

Net loss from discontinued operations	$176

6	Investments

In June 2018, the Company acquired 478,951 common shares of Anglo Pacific Group PLC (“Anglo Pacific”), a public company listed on the London Stock Exchange (“LSE”) and the TSX, through the sale of the Cañariaco Project Royalty (Note 9).

In 2019, the Company disposed of all its investments in Anglo Pacific common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

7	Property and equipment

	Office equipment	Computer equipment	Field equipment	Buildings	Right-of-use assets	Total
Cost

Balance, January 1, 2017	$42	$175	$55	$40	$-	$287

Additions	50	2	-	45	-	97

Disposals	(40)	(40)	(19)	(43)	-	(117)

Foreign exchange	3	12	3	3		21

Balance, December 31, 2017	55	149	39	45	-	288

Additions	-	6	-	-	-	6

Foreign exchange	(5)	(12)	(4)	(4)	-	(25)

Balance at December 31, 2018	50	143	35	41	-	269
Additions	-	-	-	-	337	337

Disposals	-	(33)	(37)	-	-	(70)

Foreign exchange	3	4	2	3	4	16

Balance at December 31, 2019	$53	$114	$-	$44	$341	$552

Accumulated depreciation

Balance, January 1, 2017	$(34)	$(144)	$(30)	$(36)	$-	$(244)

Depreciation	(6)	(6)	(2)	(6)	-	(20)

Disposals	33	32	-	39	-	104

Foreign exchange	(1)	(12)	(1)	(2)	-	(16)

Balance, December 31, 2017	(8)	(130)	(33)	(5)	-	(176)

Depreciation	(8)	(5)	(2)	(7)	-	(22)

Foreign exchange	1	10	4	1	-	16

Balance at December 31, 2018	(15)	(125)	(31)	(11)	-	(182)

Depreciation	(7)	(2)	-	(6)	(90)	(105)

Disposals	-	32	33	-	-	65

Foreign exchange	(1)	(8)	(2)	(1)	(2)	(14)

Balance at December 31, 2019	$(23)	$(103)	$-	$(18)	$(92)	$(236)

Net book value

January 1, 2018	$47	$19	$6	$40	$-	$112

December 31, 2018	$35	$18	$4	$30	$-	$87

December 31, 2019	$30	$11	$-	$26	$249	$316

8	Other Assets

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% participating joint venture interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating joint venture interest (depending on the depth of mineralization) in the surrounding land package located in the South Gobi region of Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC (“OTLLC”). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

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

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 11).

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

As of December 31, 2019, the Entrée/Oyu Tolgoi JV had expended approximately $32.9 million (December 31, 2018 - $31.2 million; December 31, 2017 - $30.1 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 11).

Investment – Entrée/Oyu Tolgoi JV Property

For accounting purposes, the Company treats its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to its interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.3 million for the year ended December 31, 2019 (December 31, 2018 - $0.2 million; December 31, 2017 - $0.2 million). The joint venture has nominal current assets and liabilities, approximately $0.3 million of non-current assets and approximately $33.0 million of non-current liabilities. The loss for the joint venture for the year ended December 31, 2019 was approximately $1.4 million (2018 – approximately $0.9 million; 2017 – approximately $0.9 million).

The Entrée/Oyu Tolgoi JV investment carrying value at December 31, 2019 was $0.1 million (December 31, 2018 - $0.2 million) and was recorded in other assets.

9	Mineral property interests

Cañariaco Project Royalty, Peru

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% net smelter returns royalty (the “Cañariaco Project Royalty”) on Candente’s 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty (“Royalty Pass-Through Payments”) as follows:

●	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;

●	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

●	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of $nil to the Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The Company recognized a gain on the sale of the Cañariaco Project Royalty of $0.4 million as outlined below.

2018
Consideration received	$1,000

Mineral property interest cost - Cañariaco Project Royalty	(532)

Transaction costs	(115)

Gain on sale	$353

In 2019, the Company disposed of all its investment in Anglo Pacific common shares (Note 6).

Other Properties

The Company also has interests in other properties in Mongolia (Shivee West property) and Australia (Blue Rose joint venture). During fiscal 2014, the Company recorded an impairment against the property in Australia and, as a result, there was $nil recognized as an asset on the statement of financial position.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

10	Leases

Lease liability

December 31, 2019
Lease liability	$304

Less: current portion	(103)

Long-term portion	$201

Undiscounted lease payments
December 31, 2019
Less than one year	$123

One to five years	216

More than five years	-

$339

Interest expense on the lease liability amounted to $0.0 million for the year ended December 31, 2019.

11	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 8), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan is non-recourse and will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

During the year ended December 31, 2019, the Company recorded interest expense of $0.3 million in connection with the loan (2018 - $0.3 million).

12	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the “2013 Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) whereby Sandstorm provided an upfront deposit (the “Deposit”) of $40.0 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the “Refund”) in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the “Amended Sandstorm Agreement”). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

●	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

●	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

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

The Company has determined that the Deposit contains a significant financing component and, as such, the Company recognized finance costs on the deferred revenue balances totaling $3.3 million for the year ended December 31, 2019 (2018 - $3.0 million).

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

13	Share capital

a)	Common shares

The Company’s authorized share capital consists of unlimited common shares without par value. At December 31, 2019, the Company had 175,470,074 (December 31, 2018 – 174,806,820) shares issued and outstanding.

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

In May 2017, the Company completed the spin-out of its Ann Mason Project and Lordsburg property into Mason Resources through the Arrangement under Section 288 of the BCBCA (Note 5). As part of the Arrangement, Entrée shareholders received Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one “new” share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

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

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company’s closing share price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

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

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Share option transactions are summarized as follows:

	Number of share options (000’s)	Weighted average exercise price C$

Outstanding – December 31, 2016*	12,010	0.48

Granted	1,900	0.52

Exercised	(1,899)	0.32

Cancelled	(1,646)	0.75

Forfeited/expired	(1,190)	1.20

Outstanding – December 31, 2017	9,175	0.38

Granted	2,290	0.55

Exercised	(1,233)	0.40

Cancelled	(1,522)	0.41

Outstanding – December 31, 2018	8,710	0.42

Granted	2,290	0.37

Exercised	(663)	0.20

Cancelled	(347)	0.22

Forfeited/expired	(45)	0.54

Outstanding – December 31, 2019	9,945	0.43

*The weighted average exercise price is before the exercise price adjustment applied pursuant to the Arrangement (Note 5). The exercise prices were adjusted such that the aggregate “in the money” amounts for the outstanding options remained the same before and after the Arrangement.

At December 31, 2019, the following share options were outstanding and exercisable:

Number of share options (000’s)	Exercise price per share C$	Expiry date

1,300	0.28 – 0.32	July – Dec 2020

2,210	0.33 – 0.36	Mar – Nov 2021

1,880	0.52 – 0.62	May – Oct 2022

2,265	0.55 – 0.63	Feb – Dec 2023

2,290	0.365	Dec 2024

9,945

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

December 31, 2019

Weighted average exercise price for exercisable options	C$0.43

Weighted average share price for options exercised	C$0.41

Weighted average years to expiry for exercisable options	3.09

For the year ended December 31, 2019, the total share-based compensation charges relating to 2,290,000 options granted to officers, employees, directors and consultants was $0.3 million (2018 - $0.5 million; 2017 - $0.6 million).

The weighted average fair value at date of grant for the options granted during the year ended December 31, 2019 was C$0.20 (2018 – C$0.30; 2017 – C$0.24). The following weighted average assumptions were used for the Black-Scholes valuation of share options granted:

	2019	2018	2017

Risk-free interest rate	1.62%	1.91%	1.62%

Expected life of options (years)	4.7	4.7	4.6

Expected volatility	65%	64%	72%

Expected dividend	0.00%	0.00%	0.00%

f)	Share purchase warrants

At December 31, 2019, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share C$	Expiry date
8,655	0.55	January 10, 2022

610	0.55	January 12, 2022

The share purchase warrants were all issued in 2017 and there has been no exercise or cancellation of these warrants as at December 31, 2019.

The fair value per share purchase warrant issued during fiscal 2017 was determined to be C$0.37 using the following weighted average assumptions using the Black-Scholes option pricing model:

Share price	C$0.55

Risk-free interest rate	1.01%

Expected dividend	0.00%

Expected life	5 years

Expected volatility	72%

g)	Bonus shares

In May 2017, the Company issued 100,000 common shares for no cash proceeds pursuant to a grant of employment inducement bonus shares.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

14	Segmented information

The Company operates in one business segment being the exploration and evaluation of mineral property interests. The Company’s non-current assets geographically are as follows:

	2019	2018

Canada

Property and equipment	$299	$83

Deposit and other	10	12

	$309	$95

Other

Property and equipment	$17	$4

Other assets	114	199

Deposit and other	2	-

	$133	$203

Other assets in the ‘Other’ category are related to the Company’s investment in the Entrée/Oyu Tolgoi JV Property in Mongolia (Note 8).

15	Exploration costs

	2019	2018	2017
Mongolia	$161	$134	$181

Other	12	41	151
	$173	$175	$332

16	Income tax

	2019	2018	2017

Loss for the year before income taxes	$(5,524)	$(5,198)	$(36,511)

Statutory rate	27.00%	27.00%	26.00%

Expected income tax recovery	(1,491)	(1,403)	(9,493)

Permanent differences and other	(1,277)	(8,163)	8,820

Difference in foreign tax rates	73	140	(640)

Effect of change in future tax rates	-	(805)	(433)

Change in valuation allowance	2,695	10,231	1,674

Total income tax recovery	$-	$-	$(72)

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

	2019	2018	2017

Current income tax recovery	$-	$-	$(72)

Deferred income tax expense	-	-	-

Total income taxes	$-	$-	$(72)

The Company’s deferred income tax liability consisted of:

	2019	2018	2017

Deferred income tax assets:

Non-capital loss carryforward	$11,092	$9,140	$9,608

Resource expenditures	2,647	2,507	2,763

Equipment	272	239	193

Share issue and legal costs	15	22	31

Other	11,957	11,355	1,113

	25,983	23,263	13,708

Unrecognized tax assets	(25,954)	(23,263)	(13,680)

Net deferred income tax assets	29	-	28

Deferred income tax liabilities:

Foreign exchange on loan	(29)	-	(28)

Net deferred income tax liabilities	$(29)	$-	$(28)

Net deferred income tax	$-	$-	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $38.2 million (2018: $31.7 million) in Canada, $5.7 million (2018: $5.8 million) in Mongolia and $0.0 million (2018: $0.0 million) in Australia. These losses, if not utilized, will expire through 2039. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. Deferred tax benefits which may arise as a result of these losses, resource expenditures, equipment, share issue and legal costs have not been recognized in these consolidated financial statements.

17	Financial instruments

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

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2019 and 2018:

December 31, 2019	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$5,380	$-	$-	$5,380

Receivables	-	26	-	26

Deposits	-	12	-	12

Total financial assets	$5,380	$38	$-	$5,418

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$72	$72

Lease liabilities	-	-	304	304

Loan payable	-	-	9,035	9,035

Total financial liabilities	$-	$-	$9,411	$9,411

December 31, 2018	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$6,154	$-	$-	$6,154

Investments	912	-	-	912

Deposits	-	12	-	12

Total financial assets	$7,066	$12	$-	$7,078

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$346	$346

Loan payable	-	-	8,380	8,380

Total financial liabilities	$-	$-	$8,726	$8,726

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

b)	Financial risk management

i)	Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts and investments with large, highly rated financial institutions.

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

The Company’s operating results may vary due to fluctuation in commodity price, inflation, foreign exchange rates and certain share prices.

iii)	Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates (Note 11).   As at December 31, 2019, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2019, the Company has not entered into any contracts to manage interest rate risk.

iv)	Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2019, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$5,380	$6,154

Investments	-	912

Accounts payable and accrued liabilities	(72)	(346)
	$5,308	$6,720

As at December 31, 2019, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an insignificant change in net loss.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

18	Capital management

The Company considers items included in shareholders’ deficiency as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

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

19	Supplemental cash flow information

	Note	2019	2018	2017
Non-cash investing activities

Acquisition of investments from the sale of asset	6, 9	$-	$1,000	$-

20	Commitments and contingencies

As at December 31, 2019, the Company had the following commitments:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years

Lease commitments	$339	$123	$216	$-	$-

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 12).

21	Related party transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017

Directors’ fees	$132	$142	$153

Salaries and benefits	$588	$1,143	$929

Share-based compensation	$321	$461	$410

As of December 31, 2019, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million (December 31, 2018 - $0.2 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.1 million (December 31, 2018 - $1.0 million) will become payable to certain officers and management personnel of the Company.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2019

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Administrative Services Agreement

In May 2017, Mason Resources entered into an Administrative Services Agreement (“ASA”) with Entrée whereby Entrée provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. The total amount charged to Mason Resources for the year ended December 31, 2018 was $0.7 million (2017 - $0.8 million). These transactions occurred in the normal course of business and were conducted on terms substantially similar to arm’s length transactions. Transactions with Mason Resources for goods and services were made on commercial terms through the ASA.

In December 2018, Mason Resources terminated the ASA with Entrée and paid a termination charge of $0.3 million as required by the terms of the ASA.

Item 19.	Exhibits

Exhibit Number	Name
1.1	Certificate of Continuation dated May 27, 2005 (incorporated by reference from our Form 8-K filed with the SEC on June 8, 2005 (SEC File No.: 000-50982))

1.2	Articles of Entrée Gold Inc. dated May 23, 2005 (incorporated by reference from our Form 8-K filed with the SEC on June 8, 2005 (SEC File No.: 000-50982))

1.3	Articles of Entrée Gold Inc. dated May 23, 2005 and amended on June 27, 2013 (incorporated by reference from our Form 6-K filed with the SEC on July 8, 2013 (SEC File No.: 001-32570))

1.4	Certificate of Name Change dated May 9, 2017 (incorporated by reference from our Form 6-K filed with the SEC on March 11, 2019 (SEC File No.: 001-32570))

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Equity Participation and Earn-In Agreement dated October 15, 2004 between Entrée Gold Inc. and Ivanhoe Mines Ltd. (incorporated by reference from our Registration Statement on Form 10-SB/A filed with the SEC on December 10, 2004 (SEC File No.: 0-50982))

4.2	Amendment to Equity Participation and Earn-In Agreement dated November 2004 between Entrée Gold Inc. and Ivanhoe Mines Ltd. (incorporated by reference from our Annual Report on Form 20-F for Fiscal Year Ended December 31, 2015 filed with the SEC on March 31, 2016 (SEC File No.: 001-32570))

4.3	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd. (incorporated by reference from our Form 6-K filed with the SEC on March 4, 2016 (SEC File No.: 001-32570))

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Davidson & Company LLP, Chartered Professional Accountants

15.2	Consent of Wood Canada Limited, formerly known as Amec Foster Wheeler Americas Limited

15.3	Consent of Robert Cinits

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

Entrée Resources Ltd.

By:	/s/ Stephen Scott

Name:	Stephen Scott

Title:	Chief Executive Officer

Date:	March 16, 2020