Form 20-F
period 2020-12-31
Entree Resources Ltd.
filed 2021-03-31
CIK 1271554

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                      to

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2020, 186,530,002 Common Shares of the Registrant were issued and outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.          ☐

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

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries, the continued construction and development of the Oyu Tolgoi underground mine, and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required.

Important risks, uncertainties, assumptions and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements include, without limitation:

•	the timing and cost of the construction and expansion of Oyu Tolgoi mining and processing facilities;
•

the timing and availability of a long-term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) and the willingness of third parties to extend existing power arrangements;

•	the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto;
•

the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi;

•

the status and nature of Turquoise Hill’s ongoing discussions with Rio Tinto with respect to future funding plans and requirements and the commencement, conclusion, and outcome of the arbitration proceedings between the parties;

•	the willingness and ability of the parties to the Mine Plan to amend or replace the Mine Plan;
•	the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi;
•

the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation;

•	delays, and the costs which would result from delays, in the development of the Oyu Tolgoi underground mine;
•

the status and nature of the relationship and interaction between OTLLC, Rio Tinto, Turquoise Hill and the Government of Mongolia on the continued operation and development of Oyu Tolgoi, future funding plans and requirements and OTLLC internal governance (including the outcome of any such interactions or discussions);

•	the anticipated location of certain infrastructure pillar location and sequence of mining within and across panel boundaries;
•	projected commodity prices and their market demand;
•	production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine;
•	any changes to the assumptions underlying the 2018 PEA;
•	unanticipated costs, expenses or liabilities;
•	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;
•	development plans for processing resources;
•	matters relating to proposed exploration or expansion;
•	mining operational and development risks, including geotechnical risks and ground conditions;
•	regulatory restrictions (including environmental regulatory restrictions and liability);
•	communications with local stakeholders and community relations;
•	risks related to international operations, including legal and political risk in Mongolia;
•	risks associated with changes in the attitudes of governments to foreign investment;
•	risks associated with the conduct of joint ventures;
•	inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources;
•	inability to convert mineral resources to mineral reserves;
•	conclusions of economic evaluations;
•	changing foreign exchange rates;
•	the speculative nature of mineral exploration;
•	the global economic climate;
•	dilution;
•	share price volatility;
•	activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia;
•	the availability of funding on reasonable terms;
•	the terms and timing of obtaining necessary environmental and other government approvals, consents and permits;
•	the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements;
•	unanticipated reclamation expenses;
•	geotechnical or hydrogeological considerations during mining being different from what was assumed;
•	changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses;
•	changes to assumptions as to salvage values;
•	ability to maintain the social licence to operate;
•	accidents, labour disputes and other risks of the mining industry;
•	environmental risks;
•	global climate change;
•	title disputes;
•	limitations on insurance coverage;
•	competition;

•	loss of key employees;
•	cyber security incidents;
•	misjudgements in the course of preparing forward-looking statements;
•	the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences;
•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	risks that the Company could be deemed a passive foreign investment company, which could have negative consequences for U.S. investors;
•	risks related to differences in United States and Canadian reporting of reserves and resources;
•	risks related to the potential inability of U.S. investors to enforce civil liabilities against the Company or its directors, controlling persons and officers;
•	risks related to the Company being a foreign private issuer under U.S. securities laws; and
•	risks related to the voluntary delisting of the Company’s Common Shares from the NYSE American LLC.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS

REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

As used in this Annual Report, the terms “mineral reserve”, “Proven mineral reserve” and “Probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute for Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as amended (“CIM Definition Standards)”. These definitions differ from the definitions in the U.S. Securities and Exchange Commission’s (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (“U.S. Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” Feasibility Study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and governmental authorizations must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this Annual Report may not be comparable to similar information made public by U.S. companies pursuant to SEC Industry Guide 7.

On October 31, 2018, the SEC adopted the Modernization of Property Disclosures for Mining Registrants (the “New Rule”), introducing significant changes to the existing mining disclosure framework to better align it with international industry and regulatory practice, including NI 43-101. The New Rule became effective as of February 25, 2019 and following a transition period the Company may be required to comply with the New Rule as of its annual report for its first fiscal year beginning on or after January 1, 2021, and earlier in certain circumstances. While early voluntary compliance with the New Rule is permitted, the Company has not elected to comply with the New Rule at this time and the Company does not anticipate needing to comply with the New Rule until March 2022. Under the New Rule, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are differences in the definitions under the New Rule and the CIM Definition Standards and therefore once the Company begins reporting under the New Rule there is no assurance that the Company’s mineral reserve and mineral resource estimates will be the same as those reported under CIM Definition Standards as contained in this Annual Report.

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The Company is a “foreign private issuer” under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators. For the years ended December 31, 2020, 2019 and 2018, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which differs in certain respects from United States Generally Accepted Accounting Principals (“U.S. GAAP”). For periods up to and including the year ended December 31, 2016, the Company prepared its financial statements in accordance with U.S. GAAP. The Company’s consolidated financial statements for the year ended December 31, 2017 were the first that it prepared in accordance with IFRS as issued by the IASB.

The annual audited consolidated financial statements contained in this Annual Report are reported in U.S. dollars, unless otherwise specified. Table amounts are expressed in thousands of U.S. dollars, except per share amounts and where otherwise specified.

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

Feasibility Study (FS)

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

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

Indicated mineral resource

An Indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated mineral resource has a lower level of confidence than that applying to a Measured mineral resource and may only be converted to a Probable mineral reserve.

induced polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Inferred mineral resource

An Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred mineral resource has a lower level of confidence than that applying to an Indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

intrusive/intrusion	Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

Measured mineral resource

A Measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an Inferred mineral resource. It may be converted to a Proven mineral reserve or to a Probable mineral reserve.

metallurgy	The science that deals with procedures used in extracting metals from their ores, purifying and alloying metals, and creating useful objects from metals.

mineral reserve

A mineral reserve is the economically mineable part of a Measured and/or Indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

mineral resource

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying Factors

Modifying Factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

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

Pre-Feasibility study

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Preliminary Economic Assessment (PEA)	A study, other than a Pre-Feasibility or Feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Probable mineral reserve

A Probable mineral reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured mineral resource. The confidence in the Modifying Factors applying to a Probable mineral reserve is lower than that applying to a Proven mineral reserve.

Proven mineral reserve	A Proven mineral reserve is the economically mineable part of a Measured mineral resource. A Proven mineral reserve implies a high degree of confidence in the Modifying Factors.

Qualified Person (QP)

A Qualified Person is an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (A) a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or (B) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

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

Units of Measure

billion	B

billion tonnes	Bt

cubic metre	m3

cubic metre per tonne	m3/t

degree	°

degrees Celsius	°C

dollar (U.S.)	$

dry metric tons	dmt

gram	g

grams per tonne	g/t

greater than	>

hectare (10,000 m2)	ha

kilo troy ounces	koz

kilogram	kg

kilometre	km

kilometres per hour	km/hr

kilovolt	kV

kilotonnes per day	kt/d

kilotonnes per hour	kt/h

kilowatt hour	kWh

kilowatt hours per tonne (metric)	kWh/t

less than	<

litre	L

litres per second	L/s

litres per tonne	L/t

megawatts	MW

metre	m

metres above sea level	masl

metres per second	m/s

microns	µm

millimetre	mm

million	M

million pounds	Mlb

million ounces	Moz

million tonnes	Mt

Million tonnes per annum	Mt/a

minute (geographic coordinate)	,

parts per million	ppm

per	/

per annum (year)	/a

per day	/d

percent	%

pound(s)	lb

second (geographic coordinate)	,,

square centimetre	cm2

square kilometre	km2

square metre	m2

three dimensional	3D

tonne (1,000 kg)	t

tonnes per cubic metre	t/m3

tonnes per day	tpd

tonnes per year	t/a

troy ounce	oz

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

The selected financial data and the information in the following table of the Company as at December 31, 2020, 2019, 2018 and 2017 and for the years then ended was derived from the audited consolidated financial statements of the Company, audited by Davidson & Company LLP, Chartered Professional Accountants, as indicated in their report which is included elsewhere in this Annual Report.

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

	2020	2019	2018	2017

Expenses

Project expenditures	$214	$173	$175	$332

General and administrative	1,430	1,490	1,145	1,656

Share-based compensation	538	340	506	678

Depreciation	98	105	22	20

Other	-	-	(13)	192
Operating loss	2,280	2,108	1,835	2,878

Foreign exchange (gain) loss	(196)	(195)	287	(380)

Interest income	(80)	(137)	(111)	(116)

Interest expense	338	319	307	287

Loss from equity investee	186	273	175	215

Finance costs	19	29	-	-

Deferred revenue finance costs	3,453	3,250	2,985	-

Gain on sale of investments	-	(123)	-	-

Gain on sale of mining property interest	-	-	(353)	-

Unrealized loss on investments	-	-	73	-

Loss on the Arrangement	-	-	-	33,627

Loss before income taxes	6,000	5,524	5,198	36,511

Income tax recovery	-	-	-	(72)
Net loss from continuing operations	6,000	5,524	5,198	36,439

Discontinued operations

Net loss from discontinued operations	-	-	-	176
Net loss for the year	6,000	5,524	5,198	36,615

Other comprehensive loss (income)

Foreign currency translation	1,114	2,095	(3,372)	1,684
Total comprehensive loss	$7,114	$7,619	$1,826	$38,299

Net loss per common share

Basic and fully diluted – continuing operations	$(0.03)	$(0.03)	$(0.03)	$ (0.21)

Basic and fully diluted – discontinued operations	$(0.00)	$(0.00)	$(0.00)	$ (0.00)

Weighted average number of common shares

Basic and fully diluted (000’s)	178,612	174,907	174,344	172,259
Total common shares issued and outstanding (000’s)	186,530	175,470	174,807	173,573

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to the Outbreak of Epidemics or Pandemics or Other Health Crises

Entrée’s business, operations and financial condition could be materially adversely affected by the COVID-19 pandemic.

Entrée’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, in late December 2019, a disease arising from a novel coronavirus (COVID-19) was identified as originating in the Wuhan Province of China. Subsequently, it spread worldwide and on March 11, 2020, the World Health Organization declared it could be characterised as a pandemic.

The COVID-19 pandemic has significantly disrupted, and continues to significantly disrupt global health, economic and market conditions, which have already and may again trigger an indeterminate period of slowdown in the global economy and recessions. The full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, its joint venture partner OTLLC, and other businesses and governments, including the Government of Mongolia, have taken and continue to take to combat the spread of the disease, continues to rapidly evolve, creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. At the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict or quantify the full extent to which COVID-19 will impact its business, including its operations, the market for its securities and the efforts of OTLLC to advance Oyu Tolgoi underground development. The COVID-19 pandemic has adversely affected the ability of OTLLC to advance Oyu Tolgoi underground development and it is possible that the COVID-19 pandemic will affect, even materially, the Company’s financial condition, liquidity, and future results of operations due to, among other factors:

•

Actions taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, Oyu Tolgoi underground development has been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from OTLLC, Rio Tinto and their construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site, although some expatriates returned to Mongolia in July and in the fourth quarter of 2020, and further flights are planned in order to return required specialists to site. Continued interruptions to flights are possible as the authorities endeavour to minimise COVID-19 case numbers in Mongolia, and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations.

•

The spread of COVID-19 may cause schedule delays and cost increases. A number of work fronts have been and continue to be directly impacted including Shafts 3 and 4, which have been advanced in 2020 but work has been slower due to limited availability of specialized personnel. Additionally, work on Primary Crusher 1 and the Material Handling System continues, but productivity has been and may continue to be significantly impacted by lack of availability of critical resources, the reduction in specialist personnel on site, as well as by a cap on site workforce numbers associated with COVID-19 precautions implemented by OTLLC. In an effort to mitigate the impact of these COVID-19 related effects, lateral development crews have been strategically redeployed onto other critical path activities including Primary Crusher 1 and the Materials Handling System.

•

Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the ability of OTLLC to secure on a timely basis a long-term domestic source of power for the mine as required under the Oyu Tolgoi Investment Agreement, including by delaying the construction of an eventual Government of Mongolia-funded SOPP.

•

Suppliers have declared and may continue to declare force majeure on their contracts with OTLLC. In addition, continued impacts of the COVID-19 pandemic may force OTLLC to declare force majeure on contracts, due to the inability to meet contractual obligations.

•

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and the Company’s future prospects, including significant fluctuations in copper prices and the concentrate market.

•

The spread of COVID-19 may impact the health of the Company’s personnel, partners and contractors, as well as the availability of industry experts and personnel crucial to the Company’s operations or the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the ability of its workforce, as well as its productivity, and causing human impact that may, in turn, negatively affect its business. These impacts may be compounded by other seasonal influences, such as the seasonal flu.

•

While market conditions have in large part stabilized in recent months, unstable market conditions have caused, and the resurgence or continued spread of the pandemic in various countries across the world may once again cause, significant volatility or decline in the trading price of the Company’s Common Shares. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the ability of OTLLC and Turquoise Hill to secure any funding required to sustain underground development.

Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the Company and its joint venture partner OTLLC have made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic and the current resurgences of the pandemic; the likelihood, timing, duration and scope of further resurgences or accelerating spread of COVID-19, including variants of COVID-19; the measures taken or necessary to contain the spread of such outbreaks; and the timing, development and distribution of effective vaccines, including vaccines that are effective against variants of COVID-19 and/or effective therapeutic treatments for COVID-19. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

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

Entrée is subject to taxes (including income taxes and mining taxes) in the various jurisdictions in which it operates, and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. Entrée also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing.

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

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Legal Entities Registration Law and the Implementation Law. According to the Implementation Law, an entity registered with the legal entity registrar prior to January 1, 2020 is required to provide information about its beneficial owner to LERO by January 1, 2021. A beneficial owner of a legal entity is defined in the Law of Mongolia on Combating Money Laundering and Terrorism Financing as, “an individual who holds the majority of the asset of the legal entity individually, or in collaboration with others, or an individual who manages and directs the legal entity’s operation or authorizes others to do its action, or an individual who owns the legal entity and enjoys benefit, profit by way of managing and directing such legal entity, any transaction of the legal entity and its implementation process.”

If there is a change in the beneficial owner of a legal entity, a notice of such change must be given to the LERO within 15 business days pursuant the Legal Entities Registration Law. In relation to the registration of the beneficial owner, the LERO adopted Regulation No A/1270 on August 19, 2020, which defines “majority of assets” as one third or more of the total shares of a company or 33% or more of the assets of a legal entity. Based on this definition, information about a chain of legal entities and the individuals that are the ultimate beneficial owners must be registered.

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

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which became effective on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by Parliament, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry is expected to propose significant amendments to the Minerals Laws. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

On April 8, 2020, the Minister for Environment and Tourism submitted, in his capacity as a Member of Parliament of Mongolia, proposed amendments to the Minerals Law, which would require MRPAM to get an opinion from the state central administrative body in charge of the environment when issuing exploration or mining licences. The Minister gave as the reason for the proposed amendments the increase in land degradation, the lack of accountability for illegal mining activity and the absence of environmental remediation. The Government of Mongolia noted the proposed amendments may be duplicative of certain legal provisions currently in effect. It is not possible to determine when, if ever, these amendments would be adopted and in what form, or the impact they would have on Entrée’s interests.

If the Investment Law, State Minerals Policy, 2015 Amendment, 2017 Amendments, Restated Version of the Corporate Income Tax Law or General Tax Law, Decree No. 302, Law on Amendments to the Minerals Law of 2006, Legal Entities Registration Law, Implementation Law, constitutional amendments or proposed amendments aimed at regulating the minerals sector and use of natural resources are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

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

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns approximately 17.1% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to the various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC. The interests of Rio Tinto, Turquoise Hill, the Government of Mongolia and OTLLC are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, Turquoise Hill, the Government of Mongolia or OTLLC will exercise their rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

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

On February 27, 2013, Entrée received Notice from MRPAM regarding the Entrée/Oyu Tolgoi JV’s mining licences.

On February 27, 2013, notice was delivered to Entrée by MRPAM advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

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

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by MRPAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRPAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

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

The Oyu Tolgoi Investment Agreement and the Mine Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to the Oyu Tolgoi Investment Agreement to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent the Government of Mongolia does not observe the terms and conditions of the Oyu Tolgoi Investment Agreement and the Mine Plan, there may be limitations on the ability of OTLLC, Turquoise Hill and Rio Tinto to enforce the terms of the Oyu Tolgoi Investment Agreement and the Mine Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. In addition, the Mongolian Parliament passed resolutions on November 21, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Oyu Tolgoi Investment Agreement and to improve the Mine Plan. In January 2021, the Government of Mongolia expressed its intention to initiate discussions with respect to the termination and replacement of the Mine Plan and has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. If the terms of the Oyu Tolgoi Investment Agreement or the Mine Plan cannot be enforced effectively, OTLLC, Turquoise Hill and Rio Tinto could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia, which by extension may also deprive Entrée of substantial rights and benefits arising from the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement for OTLLC, Turquoise Hill or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

The actual cost of developing the Oyu Tolgoi project may differ materially from estimates and involve unexpected problems or delays.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price. Specifically, the estimated schedule and cost for the completion of underground development by OTLLC, including in respect of timing of first development production from the Entrée/Oyu Tolgoi JV Property and sustainable first production from the Oyu Tolgoi mining licence and/or the Entrée/Oyu Tolgoi JV Property, and the development capital spend for the project, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may differ materially from the results of the 2018 Technical Report or what was announced by Turquoise Hill following completion of the Definitive Estimate and further technical work to be conducted in connection therewith.

In January 2021, Rio Tinto publicly announced criteria it considered need to be met before OTLLC can begin caving operations by commencement of the undercutting process. Turquoise Hill is engaging with Rio Tinto and Erdenes Oyu Tolgoi LLC to address and agree on the undercut milestones, with the joint objective of preserving the timeline for project completion. If agreement is not reached on the undercut milestones in a timely manner, or if the undercut milestones are not met, there is a risk that the undercut will not occur as planned. Any significant delay to the undercut could have a materially adverse impact on schedule as well as the timing and quantum of underground capital expenditure and could materially adversely impact the timing of expected cash flows from Panel 0, thereby increasing the amount of Turquoise Hill’s incremental funding requirement.

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

There can be no assurance that OTLLC and Turquoise Hill will be capable of raising the additional funding that is needed to continue the development of the Oyu Tolgoi project, including Hugo North Extension Lifts 1 and 2 and Heruga.

Further development of the Oyu Tolgoi project depends upon the ability of OTLLC and Turquoise Hill to obtain additional funding, and such additional funding may not be available or available on reasonable commercial terms.

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

In addition, the Mongolian Parliament passed resolutions on November 21, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Oyu Tolgoi Investment Agreement and to improve the Mine Plan. In January 2021, the Government of Mongolia expressed its intention to initiate discussions with respect to the termination and replacement of the Mine Plan and has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed.

The Oyu Tolgoi Investment Agreement commits OTLLC to eventually utilize Mongolian power sources. In June 2020, OTLLC entered into an amendment to the PSFA with the Government of Mongolia, which reflected a joint prioritization and progression of a SOPP in accordance with various agreed milestones, and which envisages that the Government of Mongolia would fund and construct a SOPP at Tavan Tolgoi. Although, upon its delivery, the SOPP would provide long-term and reliable power supply for Oyu Tolgoi’s underground project development, there is no certainty that this project will be completed, or that the proposed power plant will be sufficient to meet OTLLC’s future needs. Despite OTLLC’s best efforts, the ability to meet its obligations under the amended PSFA or any future agreement committing it to use Mongolian power sources is an obligation not necessarily within its control and non-fulfilment of this requirement may result in a default under the Oyu Tolgoi Investment Agreement.

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

Entrée expects to derive revenues, if any, from the extraction and sale of base and precious metals such as copper, gold, silver and molybdenum. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including COVID-19 and the performance of global economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

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

Entrée cannot guarantee that its rights will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRPAM, Mongolia’s Resolution 81, 140 and/or 175 or otherwise. The ownership and validity of exploration and mining licences and concessions are often uncertain and may be contested.

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

Entrée has not generated any revenue from operations since its incorporation. Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée/Oyu Tolgoi JV or one of its royalty interests. As at December 31, 2020, Entrée had working capital of approximately $7.3 million. Entrée’s average monthly operating expenses in 2020 were approximately $0.2 million, including general and administrative expenses and investor relations expenses. Entrée has a carried interest in the Entrée/Oyu Tolgoi JV Property. As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources. While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.

As a result of their existing shareholdings and agreements with Entrée, Sandstorm, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée’s business and affairs.

Sandstorm’s beneficial shareholdings in the Company, totalling approximately 23.3% of the Company’s outstanding Common Shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling approximately 17.1% of the Company’s outstanding Common Shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s Common Shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Amended Funding Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

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

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues additional securities.

Entrée has never generated revenue from operations, and it is currently without a source of revenue. The Company may be required to issue additional Common Shares to finance Entrée’s operations or to acquire additional property interests.

The Company may also in the future grant to some or all of Entrée’s directors, officers, consultants, and employees additional options to purchase Common Shares and/or additional deferred share units as non-cash incentives to those persons. The issuance of any options or deferred share units could, and the issuance of any additional Common Shares upon the exercise of options or redemption of deferred share units will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold. As at December 31, 2020, the Company had outstanding options exercisable into 10,550,000 Common Shares (March 29, 2021 – 10,420,000 Common Shares) and outstanding Warrants exercisable into 14,403,735 Common Shares which, if exercised as at the date of this Annual Report, would represent approximately 13.4% (March 29, 2021 – 13.3%) of the Company’s issued and outstanding Common Shares. In addition, as at December 31, 2020 and the date of this Annual Report, the Company had 450,000 unvested deferred share units outstanding which, if such deferred share units vested, were redeemed and the Company elected to issue Common Shares upon redemption, would represent approximately 0.2% of the Company’s issued and outstanding Common Shares as at the date of this Annual Report. If all of these securities are exercised or redeemed and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s Common Shares.

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

Entrée believes that it was a passive foreign investment company during 2020, which may have a material effect on U.S. Holders.

Entrée believes it was a PFIC during the tax year ended December 31, 2020 and may be a PFIC in its current tax year and subsequent tax years, which may have a material effect on U.S. Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat Entrée as a qualified electing fund under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code. Additional adverse rules would apply to U.S. Holders for any year in which Entrée is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC. However, U.S. Holders should be aware that there can be no assurance that Entrée will satisfy the record keeping requirements that apply to a qualified electing fund, or that Entrée will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that Entrée is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.

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

The disclosure in this Annual Report uses terms that comply with reporting standards in Canada. The terms “mineral resource”, “Measured mineral resource”, “Indicated mineral resource” and “Inferred mineral resource” are defined in and required to be used by the Company pursuant to NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the Measured mineral resources, Indicated mineral resources, or Inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility, Pre-Feasibility studies or other economic studies, except in rare cases.

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

Further, the terms “mineral reserve”, “Proven mineral reserve” and “Probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in

SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” Feasibility Study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in this Annual Report may not be comparable to similar information made public by United States companies disclosed in accordance with SEC Industry Guide 7.

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

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations. The address of the Mongolian office is:

Suite 409

Gurvan Gal office center 8/1, Chinggis Avenue

Sukhbaatar District 1st County

Ulaanbaatar, Mongolia

Phone: 976.11.318562

Fax: 976.11.319426

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name “Timpete Mining Corporation”. On February 5, 2001, the Company changed its name to “Entrée Resources Inc. ”. On October 9, 2002 the Company changed its name from “Entrée Resources Inc.” to “Entrée Gold Inc.” and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia) (the “BCBCA”). On May 9, 2017, the Company changed its name to “Entrée Resources Ltd.”

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

On February 28, 2017, the Company announced that the Board had approved a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources Corp. (“Mason Resources”), through a court approved plan of arrangement under Section 288 of the BCBCA (the “Arrangement”). The Arrangement closed on May 9, 2017. The Company’s shareholders received common shares of Mason Resources in proportion to their shareholdings in the Company by way of a share exchange, pursuant to which each existing common share of the Company was exchanged for one “new” Common Share of the Company and 0.45 of a common share of Mason Resources. A total of 77,805,786 common shares of Mason Resources were distributed to the Company’s shareholders. Optionholders and warrantholders of the Company received replacement options and warrants of the Company and options and warrants of Mason Resources which are proportionate to, and reflective of the terms of, their original options and warrants of the Company. There was no change to shareholders’ interests in the Company.

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

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. By 2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

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

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study (“OTFS16”), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. In May 2020, a design change for Hugo North Lift 1 Panel 0 on the Oyu Tolgoi mining licence was approved by OTLLC, Turquoise Hill and Rio Tinto International Holdings Limited (“Rio Tinto”). The new mine design was incorporated in an updated 2020 Oyu Tolgoi Feasibility Study (“OTFS20”), which was completed in July 2020 but is still subject to regulatory endorsement and acceptance. The OTFS20 Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations, all three panels need to be in production. Hugo North Extension on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1. The new design, many fundamentals of which remain unchanged from OTFS16, provides for 120 m structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure (which will be moved into the structural pillars) and increasing the optionality of sequencing Panel 1 and Panel 2. In December 2020, Turquoise Hill announced the completion and delivery by Rio Tinto of a definitive estimate of project cost and schedule (the “Definitive Estimate”), which refines the analysis contained in OTFS20. Several mining studies are also currently in progress, which are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of OTLLC’s planned Pre-Feasibility and Feasibility Study level work. These studies are underpinned by additional geology and geotechnical data that is being collected by OTLLC from underground and surface drilling. Data collection and analysis is being prioritized to complete study work in line with mining progression.

The Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs and the updated mineral resources and reserves in order to assess the potential impact, whether positive or negative, on Entrée/Oyu Tolgoi JV Property resources and reserves as well as production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. The results of the Company’s assessment may differ materially from the results of the 2018 Technical Report and/or from OTLLC’s planned Pre-Feasibility and Feasibility Study level work on Panel 1. The Company will update the market following completion of its review and assessment. Until such time, the Company considers the information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Property to be current.

LOM highlights of the production results from the 2018 Reserve Case and the 2018 PEA are summarized in Table 1 below.

Table 1 – Summary LOM Production Results – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	----
Indicated Resource Feed		----	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		----	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)

Copper Recovered	Mlb	1,115	10,497

Gold Recovered	koz	514	9,367

Silver Recovered	koz	3,651	45,378

Notes:

•	Mineral reserves and resources estimates have an effective date of January 15, 2018.
•	Mineral reserves and mineral resources are reported on a 100% basis.
•	Entrée has a 20% interest in the above processed material and recovered metal.
•	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
•	Copper equivalent (“CuEq”) is calculated as shown in the footnotes to Table 3 and Table 4 below.
•	The Copper, gold and silver recovered in the 2018 Reserve Case are not additive to the copper, gold and silver recovered in the 2018 PEA.

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

Key items per the 2018 Reserve Case are as follows:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 is assumed to start in 2021 with initial block cave production starting in 2026.

•	14-year mine life (5-years development production and 9-years block cave production).

•

Maximum production rate of approximately 24,000 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

Key items per the 2018 PEA outputs are as follows:

Table 2 – Summary 2018 PEA Production Outputs – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2018 PEA (1)
		HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
Mine Life (2)	Years	33	77*
Metal Recovered (3) • Copper • Gold • Silver	Mlb Koz Koz	5,579 2,637 20,442	10,497 9,367 45,378

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

(2)

*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.

(3)	Entrée has a 20% attributable interest in the recovered metal.

•	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

•	Development schedule assumes for Entrée/Oyu Tolgoi JV Property:

–	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

–	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

–	2065 Heruga development production and in 2069 initial block cave production

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

The Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs and the updated mineral resources and reserves in order to assess the potential impact, whether positive or negative, on key production assumptions (including development schedule) and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. The results of the Company’s assessment may differ materially from the results of the 2018 Technical Report and/or from OTLLC’s planned Pre-Feasibility and Feasibility Study level work on Panel 1.

The 2018 Technical Report has been filed on SEDAR and EDGAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or EDGAR (www.sec.gov) or on www.EntreeResourcesLtd.com.

Three Year History

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

January 2018

The Company announces the results of the 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, the 2018 Reserve Case and the 2018 PEA. The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave. The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1.

Turquoise Hill announces OTLLC has completed the sinking of Shaft 2, including reaching final depth, shaft bottom mass excavation and concrete floor installation, marking an early milestone in the development progress of Lift 1. The fit out of Shaft 2 will take place throughout 2018. Turquoise Hill expects the first draw bell in mid-2020 and sustainable first production from the Oyu Tolgoi mining licence in 2021.

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

July 2018	Turquoise Hill announces the Oyu Tolgoi project has achieved an important underground development milestone with the completed commissioning of Shaft 5.
October 2018

Turquoise Hill announces that Rio Tinto, in its role as manager of the Oyu Tolgoi project and underground construction contractor, has undertaken its second annual schedule and cost re-forecast for the project. According to this re-forecast, lateral development has progressed well, the construction completion schedule for Hugo North Lift 1 on the Oyu Tolgoi mining licence remains on track for 2022 and the project is expected to be completed at the $5.3 billion budget estimate disclosed in OTFS16 and Turquoise Hill’s 2016 Oyu Tolgoi Technical Report. However, Rio Tinto expects a delay to achievement of sustainable first production from Hugo North Lift 1 on the Oyu Tolgoi mining licence to the end of third quarter 2021 instead of first quarter 2021. This is a result of certain delays including, but not limited to, the completion of Shaft 2 and challenging ground conditions. First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy.

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

April 2019

As reported by Turquoise Hill, Rio Tinto, as manager of the Oyu Tolgoi project, has advised Turquoise Hill that delays on the Shaft 2 fit out are expected to result in an overall schedule delay to sustainable first production from the Oyu Tolgoi mining licence beyond the end of third quarter 2021. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Hugo North Lift 1 Panel 0 on the Oyu Tolgoi mining licence. The study will be incorporated into the Definitive Estimate of project cost and schedule, as will work necessary to estimate any impact on cost and development schedule. The Definitive Estimate is expected to be complete towards the end of 2019.

August 2019

As reported by Turquoise Hill, improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing Panel 0 mine design. A number of options are being evaluated to determine the final Panel 0 design, and this work is anticipated to continue into early 2020. A period of detailed design, schedule and cost estimation will follow final design decisions. The Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach.

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

November 2019

As reported by Turquoise Hill, construction of Shaft 2 on the Oyu Tolgoi underground project is complete and is in the final stages of commissioning. The completion of Shaft 2 is a significant milestone achieved, as it will allow for up to 300 people in the service hoist and lift up to 60 tonne skips in the production hoist, both of which will accelerate the development of the underground mine. Shafts 3 and 4 pre-sinking works is complete and sinking operations for both shafts is expected to commence during the second quarter 2020.

The first of the key decisions with respect to completing the final Panel 0 mine design has been made; a mid-access drive will be retained only on the apex level of the mine design of Panel 0. Turquoise Hill expects decisions regarding Panel 0 sequencing, productivity inputs and ore pass locations to be completed by April 2020. The resulting Pre-Feasibility Study designs being detailed to Feasibility Study standard, then scheduled and costed to form the Definitive Estimate are due in the second half of 2020.

March – May 2020

Underground development on the Oyu Tolgoi mining licence is progressing, despite unprecedented challenges resulting from the COVID-19 (coronavirus) pandemic. Local governments have restricted access to the mine for teams from OTLLC, Rio Tinto and their construction partners, challenging supply logistics and causing delays with the construction of some underground infrastructure. Shafts 3 and 4 have been placed on care and maintenance until expert service providers can return to site to complete technical commissioning of specialized equipment and commence sinking activities. Work has also slowed on some critical underground material handling infrastructure, in particular the construction of Primary Crusher 1, which has been reduced to day shift activity only from late March.

As reported by Turquoise Hill, a design change for Panel 0 on the Oyu Tolgoi mining licence has been approved by OTLLC, Turquoise Hill and Rio Tinto. This will form the basis of the Definitive Estimate due in the second half of 2020. The approved design, many fundamentals of which remain unchanged from OTFS16, is based on a block cave and includes two pillars; one to the north and one to the south of Panel 0. The next phase of mine design studies will include design optimization for Panel 0, and a review of mine design options for Panel 1 and Panel 2 to utilize the learnings from the Panel 0 work. The Panel 1 and Panel 2 studies, expected by Turquoise Hill to be finalized as early as possible in 2021, will be informed by additional data collected from an underground drilling program which is in progress. The Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

July 2020

Turquoise Hill announces the completion of OTFS20, which incorporates the new mine design for Panel 0. OTLLC is in the process of submitting OTFS20 with the Government of Mongolia in order to comply with local regulatory requirements. The Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations, all three panels need to be in production.

The block cave design incorporated in OTFS20 provides for 120 m structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure (which will be moved into the structural pillars) and increasing the optionality of sequencing Panel 1 and Panel 2. The structural pillars are planned to be located on the Oyu Tolgoi mining licence. Turquoise Hill believes the existing Feasibility Study designs for Panel 1 and Panel 2 remain executable based on the current orebody understanding. However, with the introduction of structural pillars, Panels 1 and 2 become independent, allowing for much greater operational flexibility. According to Turquoise Hill this provides opportunities to: optimize the extraction level elevation for each panel independently; evaluate the potential to convert Measured and Indicated mineral resources below the current Lift 1 extraction level to Probable mineral reserves; complete additional confirmatory drilling and data collection in support of potential Panel 1 and Panel 2 design refinements; and include structural pillar recovery level(s) in the integrated Hugo North Lift 1 mine design. Turquoise Hill notes that Panel 1 and Panel 2 design optimization studies have been initiated to explore these opportunities. The studies are not expected to delay the ramp up of Panel 1 or Panel 2. Drilling work is underway and the resulting updates to geotechnical modelling and mine design review are expected by Turquoise Hill to continue into 2021.

August 2020

The Company announces a non-brokered private placement (the “Non-Brokered Private Placement”) of up to 10 million units at a price of C$0.43 per unit for gross proceeds of up to C$4.3 million. Each unit will consist of one Common Share and one-half of one transferable Common Share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one additional Common Share at a price of C$0.60 for a period of three years.

Turquoise Hill announces that it had filed an updated technical report for the Oyu Tolgoi project (“2020 OTTR”). OTFS20 and the 2020 OTTR do not reflect the impacts of the COVID-19 pandemic, which continue to be assessed by OTLLC, Rio Tinto and Turquoise Hill.

OTFS20 and the 2020 OTTR incorporate an update to the first sustainable production schedule and capital cost estimates for the underground mine development based on the new block cave mine design for Panel 0. The new design anticipates a base case development capital cost of $6.8 billion, with a range of $6.6 billion to $7.1 billion, and a target to first sustainable production from the Oyu Tolgoi mining licence of February 2023, with a target range between October 2022 and June 2023, inclusive of an allowance for schedule contingency. The mine design for Panel 0 is undergoing detailed study, design, engineering and optimization work to support the Definitive Estimate, expected to be completed by OTLLC, Rio Tinto and Turquoise Hill in the fourth quarter of 2020.

September 2020

The Company closes its previously announced Non-Brokered Private Placement. The Company issues 10,278,000 units at a price of C$0.43 per unit for gross proceeds of C$4,419,540. In connection with the financing, the Company pays a finder’s fee of C$86,000 in cash, equal to 5% of aggregate gross subscription proceeds received by the Company from purchasers introduced to the Company by the finder. Net proceeds from the financing are expected to be used to update the 2018 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property, and for general corporate purposes.

October 2020

According to Turquoise Hill, work on the Oyu Tolgoi underground project has continued to progress despite COVID-19 controls and ongoing international travel restrictions issued by the Government of Mongolia. 40 of OTLLC’s expatriates were able to return to Mongolia in July. Further flights are planned in order to return the required specialists to site.

Care and maintenance activities continue at Shafts 3 and 4 but some commissioning activities have advanced in preparation for shaft sinking, including rope installation and no-load testing of the Shaft 4 hoisting system. Further substantial progress will require the remobilisation of international shaft-sinking specialists, and subject to local border restrictions, preparation is underway by OTLLC to mobilise these contractors before the end of the fourth quarter 2020. Shafts 3 and 4 will provide ventilation to support the ongoing development associated with production ramp up for Panels 1 and 2. OTLLC and Rio Tinto continue to review the impacts of the Shaft 3 and 4 delays.

December 2020

Turquoise Hill announces the completion and delivery by Rio Tinto of the Definitive Estimate, which refines the analysis contained in OTFS20. The results of the Definitive Estimate include a revised base case development capital cost of $6.75 billion for the new design, confirmation that sustainable first production from the Oyu Tolgoi mining licence is forecast to occur in October 2022, and verification that all surface infrastructure required for sustainable first production from Panel 0 on the Oyu Tolgoi mining licence is now complete. Additional project infrastructure will still be needed to support the production ramp-up profile and the LOM material handling infrastructure capacity.

Although expatriates started to return to Mongolia from July through December 2020, including shaft sinkers and vendor representatives to support the commissioning of sinking equipment, COVID-19 cases in-country have resulted in increased restrictions on both domestic and international travel.

With the assistance of vendor representatives now on site, installation and commissioning of equipment continues at Shafts 3 and 4. Activities at Shaft 4 are now focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking, which is expected to commence early in the first quarter 2021. Shafts 3 and 4 will provide ventilation to support the ongoing development associated with production ramp up for Panels 1 and 2. Should flight restrictions continue, productivity on the project and the ability to perform specialised maintenance and commissioning activities could be impacted. Turquoise Hill continues to assess any potential implications, particularly for Panel 1 and Panel 2 ramp-up which Shaft 3 and 4 support.

During the year ended December 31, 2018, the Company divested a 0.5% NSR royalty on Candente Copper Corp.’s Cañaraico copper project in Northern Peru to Anglo Pacific in return for $1.0 million payable by issuance of 478,951 common shares of Anglo Pacific.

The Company did not divest any capital items during the past two fiscal years.

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

–

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Based on the mine design discussed in OTFS16 and the 2018 Technical Report, development would cross north onto the Entrée/Oyu Tolgoi JV Property in approximately 2021. Hugo North Extension Lift 1 Probable reserves include 35 Mt grading 1.59% copper, 0.55 g/t gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA. The Company is currently in the process of reviewing OTFS20 in order to assess the potential impact on mineral resources and reserves and the development schedule for the Entrée/Oyu Tolgoi JV Property. The results of the Company’s assessment may differ materially from the results of the 2018 Technical Report and/or from OTLLC’s planned Pre-Feasibility and Feasibility Study level work on Lift 1 Panel 1.

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

Under the terms of the Entrée/Oyu Tolgoi JVA, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. The debt financing and repayment provisions limit dilution of Entrée’s interest as the project progresses. Since formation of the Entrée/Oyu Tolgoi JV in 2008, and as of December 31, 2020, the Entrée/Oyu Tolgoi JV has expended approximately $34.2 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2020, OTLLC has contributed on Entrée’s behalf the required cash participation amount equal to 20% of the $34.2 million incurred to date, plus accrued interest at prime plus 2%, for a total of $9.6 million.

At December 31, 2020 and the date of this Annual Report, Turquoise Hill owned 14,539,333 Common Shares (approximately 7.8% of the Company’s issued and outstanding Common Shares), including 740,000 Common Shares that Turquoise Hill acquired pursuant to the Non-Brokered Private Placement. Turquoise Hill also owned Warrants to purchase 370,000 Common Shares acquired pursuant to the Non-Brokered Private Placement. In addition, Rio Tinto, Turquoise Hill’s majority shareholder, owned 17,441,796 Common Shares (approximately 9.4% of the Company’s issued and outstanding Common Shares as at December 31, 2020 (March 29, 2021 – 9.3%)), including 875,000 Common Shares that Rio Tinto acquired pursuant to the Non-Brokered Private Placement. Rio Tinto also owned Warrants to purchase 437,500 Common Shares acquired pursuant to the Non-Brokered Private Placement. See “Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement” below.

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

On March 8, 2021, Turquoise Hill reported that as at December 31, 2020, it has $1.1 billion of available liquidity, which under current projections is expected to be sufficient for it to meet its requirements, including the funding of underground capital expenditure, into the third quarter of 2022. On September 9, 2020, Turquoise Hill and Rio Tinto plc signed a non-binding Memorandum of Understanding (the “Funding MOU”) concerning the funding of Oyu Tolgoi that reflects the parties’ understanding to pursue a re-profiling of existing project debt in line with current cash flow projections and seek to raise supplemental senior debt in the aggregate amount of up to $500 million. The Funding MOU also reflects the process for identifying and considering other funding options and the scope and timing for a Turquoise Hill equity offering (to the extent required) to address any remaining funding gap with respect to Oyu Tolgoi, all within the framework of existing agreements between Turquoise Hill and Rio Tinto. Such options include debt from banks or international financial institutions, an offering of global medium-term notes and a gold streaming transaction. On March 8, 2021, Turquoise Hill disclosed that it estimates a base case incremental funding requirement of $2.3 billion. On November 4, 2020, Turquoise Hill announced it had commenced arbitration proceedings in British Columbia seeking a declaration to clarify the provisions of its agreements with Rio Tinto relating to Rio Tinto’s role and obligations to support Turquoise Hill in seeking additional financing for the Oyu Tolgoi project.

Oyu Tolgoi Project Underground Development

On March 8, 2021, Turquoise Hill provided an update regarding the Oyu Tolgoi project.

In the first quarter 2020, OTLLC submitted a resources and reserves update for registration as required pursuant to local regulatory requirements in Mongolia. On July 2, 2020, Turquoise Hill announced the completion of OTFS20, which incorporates a new block cave mine design for Hugo North Lift 1 Panel 0 previously announced by Turquoise Hill on May 13, 2020. The expert review of the resources and reserves update is in progress and OTFS20 is expected to be considered for endorsement following registration.

OTFS20 incorporates an update to the first sustainable production schedule and capital cost estimates for the underground mine development based on the new Panel 0 mine design. On December 18, 2020, Turquoise Hill announced the completion and delivery by Rio Tinto of the Definitive Estimate, which refines the analysis contained in OTFS20. The results of the Definitive Estimate include a revised base case development capital cost of $6.75 billion for the new design, confirmation that sustainable first production from the Oyu Tolgoi mining licence is forecast to occur in October 2022, and verification that all surface infrastructure required for sustainable first production from Panel 0 on the Oyu Tolgoi mining licence is now complete. Additional project infrastructure will still be needed to support the production ramp-up profile and the life of mine material handling infrastructure capacity. The Definitive Estimate also finalized pillar locations on the Panel 0 boundaries and optimized the drawpoint layout to minimize exposure to the lower fault. OTLLC board approval of the Definitive Estimate will be considered following registration of the resources and reserves update and endorsement of OTFS20.

The Hugo North (including Hugo North Extension) Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations, all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

The new block cave design incorporated in OTFS20 varies from the previous design through:

•	120 m structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure and increasing the optionality of sequencing Panel 1 and Panel 2;

•	Ore handling facilities moved into the structural pillars, improving excavation stability;

•	Drawpoint spacing updated from 28 m x 15 m to 31 m x 18 m, improving extraction level stability; and

•	Modified panel initiation approach for Panel 0, minimizing stress damage to extraction level.

Turquoise Hill believes the existing Feasibility Study designs for Panel 1 and Panel 2 remain executable based on the current orebody understanding. However, with the introduction of structural pillars, Panels 1 and 2 become independent, allowing for much greater operational flexibility. According to Turquoise Hill this provides opportunities to:

•	Optimise the extraction level elevation for each panel independently;

•	Evaluate the potential to convert Measured and Indicated mineral resources below the current Lift 1 extraction level to Probable mineral reserves;

•	Complete additional confirmatory drilling and data collection in support of potential Panel 1 and Panel 2 design refinements; and

•	Include structural pillar recovery level(s) in the integrated Hugo North Lift 1 mine design.

Turquoise Hill has advised that several mining studies are in progress, which are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of OTLLC’s planned Pre-Feasibility and Feasibility Study level work. These studies are underpinned by additional geology and geotechnical data that is being collected from underground and surface drilling. The data collection is complete for Panel 0 and the focus of data collection and analysis has now shifted to Panel 1 and Panel 2. Data collection and analysis is being prioritized to complete study work in line with mining progression.

Turquoise Hill also announced on July 2, 2020 its updated mineral resources and mineral reserves prepared in accordance with the requirements of NI 43-101 and CIM Definition Standards for mineral resources and mineral reserves (2014). The new mine design for Panel 0 reduces the mineral reserve estimate for the overall Hugo North Lift 1 underground mine due to the inclusion of the two structural pillars planned to be located on the Oyu Tolgoi mining licence. However, the ore tonnes and contained copper, gold and silver for the Probable mineral reserve that Turquoise Hill reported for Hugo North Extension Lift 1 on the Entrée/Oyu Tolgoi JV Property have all increased.

Work on the Oyu Tolgoi underground project has continued to materially progress in line with the Definitive Estimate despite COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Ongoing impacts to domestic and international movement could have an impact on key project milestones on the Oyu Tolgoi mining licence.

Overall, underground lateral development has now reached 53,000 equivalent m with development required before first drawbell on the Oyu Tolgoi mining licence substantially complete. More than one million tonnes of underground material has moved through Shaft 2 since commissioning and scheduled annual maintenance of Shaft 2 was successfully completed in October 2020 using remote technology. Materials Handling System 1 progress continues with civil work complete on Primary Crusher 1 and steel and cable installation continuing thereon.

Remobilization of international shaft-sinking specialists occurred in the fourth quarter 2020. Installation and commissioning of sinking related equipment continues at Shafts 3 and 4. Activities at Shaft 4 in the fourth quarter 2020 were focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking, which commenced in early February 2021. Shafts 3 and 4 will provide ventilation to support the ongoing development associated with production ramp up for Panels 1 and 2. Should flight restrictions continue, productivity on the project and the ability to perform specialized maintenance and commissioning activities could be impacted. Turquoise Hill continues to assess any potential implications, particularly for Panel 1 and Panel 2 ramp-up which Shafts 3 and 4 support.

The Definitive Estimate assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. The results of the Definitive Estimate are also subject to certain business case risks identified by Rio Tinto relating to: Government approvals of OTFS20 and supporting documents; achievement of certain milestones identified in the amended PSFA; and implementation of the Funding MOU between Turquoise Hill and Rio Tinto relating to funding.

Rio Tinto has publicly announced criteria which it considers need to be met before the project can begin caving operations by commencement of the undercutting process, currently scheduled for June 2021. These criteria include addressing business case risks identified by Rio Tinto in the Definitive Estimate. Turquoise Hill has advised that if agreement is not reached on the undercut criteria in a timely manner, or if the undercut criteria proposed by Rio Tinto are included and not met, there is a risk that the undercut will not occur as planned. Any significant delay to the undercut would have a materially adverse impact on the schedule for Panel 0 as well as the timing and quantum of underground capital expenditure and would materially adversely impact the timing of expected cash flows from Panel 0, thereby increasing the amount of Turquoise Hill’s incremental funding requirement.

On January 11, 2021, Turquoise Hill announced the Government of Mongolia has advised Rio Tinto that it is dissatisfied with the results of the Definitive Estimate, and the Government of Mongolia is concerned that the significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it anticipated to receive. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial issues between OTLLC shareholders as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the Mine Plan. While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill reported it is committed to engaging immediately with the Government of Mongolia and Rio Tinto to address the Mine Plan and revisit the sharing of economic benefits arising from the Oyu Tolgoi project in the context of agreeing on a comprehensive financing plan as well as addressing the other issues raised.

As reported by Turquoise Hill, OTLLC’s board of directors has approved a resolution establishing a special board committee mandated to conduct an independent review of the causes of the cost overruns and delays to the Oyu Tolgoi underground development announced in 2019. The special committee will also consider the cost and schedule update reported in the Definitive Estimate to enable its further consideration by the OTLLC board of directors. The special committee is comprised of four members: two members nominated by Turquoise Hill and two members nominated by Erdenes Oyu Tolgoi LLC. The special committee is required to select and engage an independent and reputable firm of experts in the field of project management and mine planning to provide a report to the special committee within six months of commencing the investigation.

Oyu Tolgoi Power Supply

OTLLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western grid, via overhead power line, pursuant to back-to-back power purchase agreements with Mongolia’s National Power Transmission Grid JSC, the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd, the Chinese power generation company.

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. The PSFA entered into between OTLLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi, which would be majority-owned by OTLLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 km from the Oyu Tolgoi mine.

According to Turquoise Hill, on April 14, 2020, the Minister of Energy notified OTLLC of the Government’s decision to develop and fund a State-Owned Power Plant (“SOPP”) to be located at the Tavan Tolgoi coal fields instead of an OTLLC led plant, which would supply power to the Oyu Tolgoi mine and potentially other regional mines.

On June 28, 2020, Turquoise Hill announced that the Government of Mongolia and OTLLC reached an agreement to prioritize SOPP in order to support the Government’s decision. The PSFA has been amended to reflect joint prioritisation and progression of SOPP in accordance with and subject to agreed milestones. The agreed milestones in the amended PFSA include signing a power purchase agreement by March 31, 2021, commencement of construction by no later than July 1, 2021 and commissioning of SOPP within four years thereafter, and, negotiating an extension to the existing power import agreement by March 1, 2021, to ensure that there is no disruption to the power supply required to safeguard Oyu Tolgoi’s ongoing operations and development.

If the milestones are not met as provided for in the amendment, then OTLLC will be entitled to select from and implement the alternative power solutions specified in the PSFA (as amended), including an OTLLC-led coal-fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

The first PSFA amendment milestone, execution of the extension of the existing power import agreement, was not met by the original date of March 1, 2021 and the Government of Mongolia formally notified OTLLC and Rio Tinto on February 25, 2021 that the Tavan Tolgoi thermal power station project will be implemented, connected to the Central Energy System and operated under a unified load dispatch control. The letter also stated that agreement on the long-term power supply to OTLLC is related to the extension of the existing power import agreement. Extending the existing power import agreement in a way that satisfies both the Government of Mongolia’s and OTLLC’s requirements is ongoing. In recognizing the linkage of the extension of the existing agreement with the progress on resolving the issue of domestic power supply, the Government of Mongolia suggested that all milestone dates under the PSFA amendment be extended.

OTLLC is engaging with the Government of Mongolia to agree to a standstill period following the lapse of the March 1, 2021 milestone. During the standstill period, OTLLC would not exercise its rights to select and proceed with an alternative power solution but would not be waiving its right to do so in the future.

OTLLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented.

Oyu Tolgoi Tax Assessment

On February 20, 2020, Turquoise Hill announced that OTLLC has been unable to reach a resolution of its previously announced dispute with the Mongolian Tax Authority with respect to a tax assessment for approximately $155 million relating to an audit on taxes imposed and paid by OTLLC between 2013 and 2015. OTLLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions in the Oyu Tolgoi Investment Agreement. Turquoise Hill remains of the opinion that OTLLC has paid all taxes and charges required to be paid under the Oyu Tolgoi Investment Agreement, the Shareholders Agreement, the Mine Plan and Mongolian law.

On December 23, 2020, Turquoise Hill announced that OTLLC has received, and is evaluating, a tax assessment for approximately $228 million cash tax from the Mongolian Tax Authority relating to an audit on taxes imposed and paid by OTLLC between 2016 and 2018. On January 11, 2021, Turquoise Hill announced that OTLLC has given notice of its intention to apply to the Tribunal in the arbitration for leave to amend its statement of claim to include the issues raised in the 2016-2018 tax assessment, as many of the matters raised are of a similar nature to the matters raised in the 2013-2015 tax assessment.

In February 2021, OTLLC received notices of payment from the Capital City tax department for the amounts disputed under the 2016-2018 tax assessment. Under Article 43.3 of the Mongolian General Tax Law, the amounts were due and paid by OTLLC within 10 business days from the date of the notices of payment. Under the same legislation, OTLLC is entitled to a refund in the event of a favourable decision from the relevant dispute resolution authorities.

Mongolian Parliamentary Working Group

As reported by Turquoise Hill, in March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (“Working Group”) that consisted of 13 Members of Parliament to review certain contractual agreements with the Government of Mongolia that underpin the Oyu Tolgoi project, including the Oyu Tolgoi Investment Agreement and the Mine Plan. Upon completion of the Working Group’s review, a resolution was submitted to the Economic Standing Committee of the Parliament and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes measures to improve the implementation of the Oyu Tolgoi Investment Agreement and the Shareholders’ Agreement, improve the Mine Plan and explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34% for a special royalty. Representatives from Turquoise Hill and Rio Tinto have engaged in discussions with representatives of the relevant newly appointed Cabinet members of the Government of Mongolia to work together and resolve the issues raised in Resolution 92.

A new Working Group led by the Deputy Speaker was established in February 2021 to monitor the implementation of Resolution 92. The Working Group is comprised of 20 members across seven sub-committees that will monitor and provide support to the government working group in discussions with Turquoise Hill and Rio Tinto.

On March 8, 2021, Turquoise Hill reported that while acknowledging Oyu Tolgoi’s significant contributions to Mongolia, it remains open to improving the Mine Plan to deliver even greater benefits from Oyu Tolgoi to all stakeholders.

Entree/Oyu Tolgoi JV Property

The Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the block cave designs and the updated mineral resources and reserves in order to assess the potential impact on Entrée/Oyu Tolgoi JV Property resources and reserves as well as production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. The Company will update the market following completion of its review. Until the Company’s review is completed, it is unable to verify the scientific and technical disclosures made by Turquoise Hill. For information on the Company’s interest in Entrée/Oyu Tolgoi JV Property, see the 2018 Technical Report available on SEDAR at www.sedar.com.

Recent Exploration on the Entrée/Oyu Tolgoi JV Property

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2020 on the Entrée/Oyu Tolgoi JV Property focused on several near-surface targets and prospects on both the Shivee Tolgoi mining licence (Airstrip and Gravity Ridge) and the Javkhlant mining licence (Southeast IP, West Mag, Bumbat Ulaan and Castle Rock) (refer to Figure 1 above).

The Airstrip target is located south of the Khanbumbat airport and is defined by a gravity high anomaly in Carboniferous-age basalts. Fifty-eight shallow (30-120 m depth) polycrystalline diamond composite holes were drilled in the area in 2012 with one hole intersecting 11 m grading 0.14% copper and 0.26 g/t gold from 52 m depth. A scissor hole below this did not intersect any significant mineralization.

In 2018 and 2019, five east-west oriented lines of dipole-dipole induced polarization (“DDIP”) were completed and resulted in strong IP chargeability anomalies (~10mV/V) on Lines 1 and 2 that appear to widen to the north. On the western edge of Line 2, a weaker (~7mV/V) chargeability anomaly is coincident with an isolated gravity high close to the boundary of granodiorite and basalt. Seven RC drill holes totaling 1,850.9 m were drilled during 2019 to test the DDIP anomalies at relatively shallow depths (<300 m). No significant copper mineralization was intersected with the best hole EGRC146 returning 4 m grading 0.93 g/t gold, 0.06% copper and 2.8 g/t silver from 152.8 m to 156.8 m depth within basaltic andesite lava. It is thought that the DDIP (chargeability) anomaly might be caused by trace to 6% patchy pyrite within the host lithologies.

During 2020 OTLLC completed geological mapping covering approximately 5,745 ha over most of the Airstrip target as well as Ulaan Khud and the Gravity Ridge target (see below). A portion of this area, south from Airstrip to the Oyu Tolgoi mining licence boundary, was also covered by soil sampling (400 samples on a 200 m by 400 m grid). Results from this work have not been received. Mira Geoscience also completed an update of the constrained 3D geological model for the Airstrip area which highlighted additional prospective areas, and which can be used for further exploration. OTLLC believes the Airstrip target has potential for copper mineralization and requires further exploration.

Ulaan Khud is located in the north part of the Shivee Tolgoi licence, 8 km north of Hugo North Extension and 1 km south of the licence boundary. Thirty-five core holes were drilled during 2006-2007 which have shown shallow patchy chalcopyrite mineralization in quartz veins beneath Cretaceous cover. This area is relatively unexplored and OTLLC has stated further exploration is planned in the area.

The Gravity Ridge target is based on a ground gravity survey that covered the Oyu Tolgoi trend from the Hugo North Extension northwards. The Gravity Ridge target area occurs between known porphyry mineralization at the Ulaan Khud prospect and the Airstrip target to the west. Previous consultant studies have identified this as a strong exploration target to test the northward continuation of the Oyu Tolgoi trend of mineralization in areas where it may be concealed beneath thrust plate lithologies or extensive Cretaceous cover. Limited previous work has been completed at Gravity Ridge and OTLLC completed a desktop review in 2019, as well as a single line IP geophysical survey.

The Southeast IP prospect is located in the southeast corner of the Javkhlant licence and is defined by a strong 4 km-long, north-south trending chargeability anomaly with coincident clusters of 60 to 511 ppm copper soil anomalies and 1800 ppm to 7700 ppm copper in rock anomalies. These anomalies are located over Carboniferous-aged rocks, however, additional geological mapping and interpretation completed during 2018 infers that a prospective Devonian window of rocks could occur immediately west of the IP anomaly.

Ten wide-spaced RC drill holes totaling 2,131.8 m were completed at Southeast IP in 2019. The holes targeted the IP anomaly at relatively shallow depths and did not intersect any significant copper mineralization. All rocks intersected were Carboniferous-age and no target Devonian lithologies were identified. Hole EJRC0073 intersected minor malachite (copper-oxide) mineralization within a granodiorite dyke at 148 m depth. According to OTLLC the amount of pyrite in the rocks intersected by the drilling was not enough to be the source of the IP anomaly and recent integrated 3D modelling has suggested additional targets. OTLLC has recommended additional mapping, IP and drilling.

The West Mag prospect (also referred to as Mag West) is located on the western side of the Javkhlant mining licence and is defined by a strong chargeability IP anomaly adjacent to a significant magnetic anomaly that OTLLC believes has not been sufficiently tested. The target has a north-trending strike length of 4 km and a width of 2 km. The main geological units are Carboniferous basaltic lapilli tuff and intermediate to felsic dykes and porphyries. A previous soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Four target areas have been identified at West Mag based on the previous work.

The 2019 exploration program on West Mag comprised additional geological work and ground truthing of anomalies, HALO spectral mapping, soil geochemistry reviews, reconnaissance work, and 21 rock chip samples with anomalous values of copper and molybdenum associated with a bleached and silicified lithocap. In 2020, OTLLC proposed drilling eleven 250 m deep RC holes to test this target, however, drilling has been delayed due to COVID-19 restrictions.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap near the western edge of the Javkhlant licence. In 2018, the prospect saw geological mapping (1:5000 scale over 1,050 ha), along with gravity, IP and magnetic geophysical surveys and soil sampling. An interpreted lithocap (advanced argillic alteration) trends northeast and is characterised by a series of NE-SW silica dykes with moderate magnetite alteration and hematite stains, hosted within argillic altered rhyodacite. Five separate target areas have been identified based on the geophysical survey results, along with soil survey results and geological mapping/sampling.

In 2019 exploration work on Bumbat Ulaan comprised HALO spectral mapping, review of soil geochemistry, geophysics (IP) and reconnaissance work. The HALO spectral measurements included 301 samples from the northern end of the target and 114 from the south portion. Results of the samples show the northern area hosts a narrow advanced argillic alteration zone with pyrophyllite-topaz-muscovite-illite and minor dickite assemblages. The advanced argillic zone at the southern part is slightly larger and is dominated by pyrophyllite-alunite-diaspore with strong hematite-goethite staining. OTLLC interprets the mineral occurrences within the two advanced argillic zones to be proximal to a potential heat source. In addition, 28 outcrop samples were collected at South Bumbat and of these, eight returned anomalous molybdenum values from 11 to 20 ppm. Limited copper values were associated with the advanced argillic areas, potentially due to metal leaching in an acidic environment. The 33 line-km of DDIP was completed along five, east-west oriented lines. The results of this survey showed a northeast-trending chargeability anomaly which encompasses the advanced argillic alteration. A second isolated, strong chargeability anomaly is located approximately 1 km northwest of the advanced argillic alteration. Eight RC drill holes to a depth of 250 m have been proposed by OTLLC to test alteration and geophysical targets, however, drilling has been postponed due to COVID-19 restrictions.

Castle Rock is a porphyry-style target located about 1.5 km southeast of the Heruga deposit. The target is defined by a strong north-trending IP chargeability anomaly with coincident 1.5 by 2 km Mo-As-Sb-Se-Te soil anomaly. Mapping has located a 400 m by 400 m area of quartz-sericite-illite altered dacite intrusive. In 2016, two east-west DDIP lines (each 7.2 km long) confirmed moderate chargeability anomalies on both lines. A gravity survey was completed during 2018 followed by two RC drill holes, EJRC0046 (250 m depth) and EJRC0047 (227 m depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite. The lack of mineralization and alteration downgrades the near-surface exploration potential and the deeper potential for porphyry mineralization remains a lower priority target.

In addition to the above work the following field work was completed or scheduled during 2019 and 2020:

•	Geological Mapping: Ductile Shear area (west of the Airstrip Target) – 2,603 ha; Southeast IP, West and Central Javkhlant areas – 7,200 ha

•	Soil Sampling (results not received): Ductile Shear area – 400 samples; South of Airstrip – 400 samples

•	Prospecting and mapping on the East Au (Oortsog) target

•	Geochronology and Whole Rock Analysis: overall property – 63 samples for Whole Rock and 22 for Geochronology

•	Rock Chip Sampling: Shivee Tolgoi – 81 samples; Javkhlant – 111 samples

•	Geophysics: Infill ground magnetics on Javkhlant (results not received)

•

MIRA 3D Modelling: Mira Geoscience produced a 3D geological model over the entire project and modelling results and other targeting criteria will be used to identify potential prospective areas which are to be combined with current target prioritization work

•

During 2019 augite basalt sampling was completed over mapped Devonian-aged basalt to determine background values and an “immobile element ratio” fingerprint for these rocks to distinguish from Carboniferous augite basalt. The sampling will also help determine whether a distal signature of the Heruga Southwest prospect is detectable at surface.

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

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by the Mineral Resources and Petroleum Authority of Mongolia (“MRPAM”) that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRPAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

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

At December 31, 2020 Rio Tinto directly owned approximately 9.4% of the Company’s issued and outstanding Common Shares (March 29, 2021 – 9.3%), including 875,000 Common Shares that Rio Tinto acquired pursuant to the Non-Brokered Private Placement. Rio Tinto also owned Warrants to purchase 437,500 Common Shares acquired pursuant to the Non-Brokered Private Placement. When combined with the Common Shares and Warrants owned by Turquoise Hill, at December 31, 2020 and the date of this Annual Report, Rio Tinto beneficially owned 17.1% of the Company’s issued and outstanding Common Shares and Warrants to purchase 1,312,500 Common Shares. See “Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement” below.

Legislation

On November 1, 2013, an Investment Law came into effect in Mongolia. The law was aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The Investment Law stabilizes the tax environment by way of issuing “stabilization certificate(s)” to investors who meet the criteria stated in the law. Within the scope of tax stabilization, the following four taxes will be stabilized: (i) legal entity income tax; (ii)

customs duties; (iii) value added tax; and (iv) mineral royalties. The Investment Law also provides for the ability of investors in major projects (requiring more than MNT 500 billion (approximately $175 million) investment) to enter into an investment agreement with the Government of Mongolia, which can provide additional protections to an investor beyond those covered by a tax stabilization certificate.

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

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Law on State Registration of Legal Entities (the “Legal Entities Registration Law”) and the Law on Procedures of Implementation of the General Tax Law (the “Implementation Law”). According to the Implementation Law, an entity registered with the legal entity registrar prior to January 1, 2020 is required to provide information about its beneficial owner to the Legal Entity Registration Office (the “LERO”) by January 1, 2021. A beneficial owner of a legal entity is defined in the Law of Mongolia on Combating Money

Laundering and Terrorism Financing as, “an individual who holds the majority of the asset of the legal entity individually, or in collaboration with others, or an individual who manages and directs the legal entity’s operation or authorizes others to do its action, or an individual who owns the legal entity and enjoys benefit, profit by way of managing and directing such legal entity, any transaction of the legal entity and its implementation process.”

If there is a change in the beneficial owner of a legal entity, a notice of such change must be given to the LERO within 15 business days pursuant the Legal Entities Registration Law. In relation to the registration of the beneficial owner, the LERO adopted Regulation No A/1270 on August 19, 2020, which defines “majority of assets” as one third or more of the total shares of a company or 33% or more of the assets of a legal entity. Based on this definition, information about a chain of legal entities and the individuals that are the ultimate beneficial owners must be registered.

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

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which became effective on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by Parliament, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry is expected to propose significant amendments to the Minerals Laws. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

On April 8, 2020, the Minister for Environment and Tourism submitted, in his capacity as a Member of Parliament of Mongolia, proposed amendments to the Minerals Law, which would require MRPAM to get an opinion from the state central administrative body in charge of the environment when issuing exploration or mining licences. The Minister gave as the reason for the proposed amendments the increase in land degradation, the lack of accountability for illegal mining activity and the absence of environmental remediation. The Government of Mongolia noted the proposed amendments may be duplicative of certain legal provisions currently in effect. It is not possible to determine when, if ever, these amendments would be adopted and in what form, or the impact they would have on Entrée’s interests.

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

On January 11, 2017, Sandstorm acquired 914,634 units of the Company at a price of C$0.41 per unit as part of a larger non-brokered private placement. Each unit consists of one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one additional Common Share of the Company until January 10, 2022 at a price of C$0.55.

On September 14, 2020, Sandstorm acquired 2,400,000 units of the Company at a price of C$0.43 per unit as part of the larger Non-Brokered Private Placement. See “Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement” below.

As at December 31, 2020, Sandstorm held 40,376,380 Common Shares, or approximately 21.6% of the outstanding Common Shares of the Company (March 29, 2021 – 43,466,678 Common Shares or ~23.3%), and Warrants to purchase an additional 1,657,317 Common Shares at exercise prices ranging from C$0.55 – C$0.60 expiring between January 10, 2022 – September 12, 2023.

Under the Amended Funding Agreement, Sandstorm is required to vote its Common Shares of the Company as the Company’s Board specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

Non-Brokered Private Placement

On September 14, 2020, the Company closed the Non-Brokered Private Placement of units at a price of C$0.43 per unit. The Company issued 10,278,000 units for gross proceeds of C$4,419,540.

Each unit (a “Unit”) consisted of one Common Share of the Company and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one additional Common Share of the Company for a period of three years at a price of C$0.60. In connection with the Non-Brokered Private Placement, the Company paid a finder’s fee of C$86,000 in cash, equal to 5% of aggregate gross subscription proceeds received by the Company from purchasers introduced to the Company by the finder.

Net proceeds from the Non-Brokered Private Placement will be used to update the 2018 Technical Report and for general corporate purposes.

Insiders of the Company acquired an aggregate 4.437 million Units, including 2,400,000 Units acquired by Sandstorm, 875,000 Units acquired by Rio Tinto and 740,000 Units acquired by Turquoise Hill. Directors and officers of the Company and their associates acquired an aggregate 422,000 Units on the same terms and conditions as other subscribers.

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

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, together equal to approximately 3,049,000 tugriks (approximately $1,069). These bonds cover current environmental liabilities for exploration work undertaken at the Shivee West Property. These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.

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

Entrée is committed to make lease payments totalling $0.2 million over its two-year office lease in Vancouver, Canada.

Entrée has an interest in one material property, the advanced Entrée/Oyu Tolgoi JV Property. The Entrée/Oyu Toloi Property forms an integral part of the Oyu Tolgoi project in southern Mongolia.

ENTRÉE/OYU TOLGOI JV PROJECT, MONGOLIA

In 2017, the Company engaged Wood Canada Ltd. (“Wood”) to prepare an independent NI 43-101 technical report (the 2018 Technical Report) which summarizes the results of an updated reserve case, based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave, and a LOM PEA, which is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1.

The 2018 Technical Report is based on information reported within OTLLC’s 2016 Oyu Tolgoi Feasibility Study (OTFS16). In May 2020, a design change for Hugo North Lift 1 Panel 0 on the Oyu Tolgoi mining licence was approved by OTLLC, Turquoise Hill and Rio Tinto. The new Panel 0 mine design was incorporated in an updated Oyu Tolgoi Feasibility Study (OTFS20), which was completed by OTLLC in July 2020 but is still subject to regulatory endorsement and acceptance. The Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs and the updated mineral resources and reserves in order to assess the potential impact, whether positive or negative, on Entrée/Oyu Tolgoi JV Property resources and reserves as well as production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. The results of the

Company’s assessment may differ materially from the results of the 2018 Technical Report. The Company will update the market following completion of its review and assessment. Until such time, the Company considers the information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Property to be current.

Information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Project is derived from the 2018 Technical Report with an effective date of January 15, 2018, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” prepared by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited). Readers are cautioned that the information below is a summary only. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Project, reference should be made to the full text of the 2018 Technical Report, which is available for review on EDGAR located at www.sec.gov, on SEDAR located at www.sedar.com, or on www.EntreeResourcesLtd.com.

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

Table 11 – Subset of Mineral Resources within the 2018 PEA Mine Plan

Classification by Deposit	NSR ($/t)	Tonnage (kt)	Grades CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)

Hugo North Extension, Lift 1

Indicated	100.57	34,800	1.93	1.59	0.55	3.72	—
Hugo North Extension, Lift 2

Indicated	83.80	78,400	1.64	1.34	0.48	3.59	—

Inferred	83.80	88,400	1.64	1.34	0.48	3.59	—
Heruga – Javhlant ML

Inferred	32.19	619,718	0.71	0.42	0.43	1.53	124

Notes:

•	The tabulation was derived by Wood at a conceptual level from data supplied by OTLLC.

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

•	The Hugo North Extension Lift 1 mineral resource tonnes and grade are not additive to the Hugo North Extension Lift 1 mineral reserves in the 2018 Reserve Case.

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

Table 12 – Overall Capital Costs

Area	Units	Value

Hugo North/Hugo North Extension Lift 1 and concentrator expansion		$5,093
Hugo North/Hugo North Extension Lift 2		$1,801
Heruga		$2,541
Total capital cost (including VAT and duty and contingency)		$9,434

Note:

1.	The overall capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Table 13 – Overall Sustaining Capital Costs

Description	Unit	Value

Tailings storage facility construction	$/t processed	1.09

Concentrator	$/t processed	0.10

Underground mining	$/t processed	7.40

Infrastructure	$/t processed	0.18

Total	$/t processed	8.76

Note:

1.	The overall sustaining capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

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

3.	Figures have been rounded.

4.	The 2018 PEA financial results are not additive to the financial results from the 2018 Reserve Case.

Table 16 – 2018 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average

Mine site cash cost	$/lb payable copper	1.66

TC/RC, royalties and transport	$/lb payable copper	0.32

Total cash costs before credits	$/lb payable copper	1.97

Gold credits	$/lb payable copper	1.22

Silver credits	$/lb payable copper	0.08

Total cash costs after credits	$/lb payable copper	0.68

Total all-in sustaining costs after credits	$/lb payable copper	1.83

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

The rights to explore for and develop iron ore on EL 6006 are held by Lodestone Mines Pty Ltd (“Lodestone”), which is also the license holder. The Blue Rose JV partners were granted (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. An additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of commercial production.

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over km of strike.

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

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (HNE) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of Lift 1 of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. By 2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company’s financial statements for the year ended December 31, 2020 have been prepared in accordance with IFRS. The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The Company’s expected 2021 full year expenditures, which include Mongolian site management and compliance costs, is between $1.6 million and $1.8 million.

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

COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations and the timing of proposed transactions at this time.

A.	Operating Results

The following discussion is intended to supplement the audited consolidated financial statements of the Company for the years ended December 31, 2020, 2019, and 2018 and the related notes thereto, which have been prepared in accordance with IFRS. This discussion should be read in conjunction with the audited consolidated financial statements contained in this Annual Report. This discussion contains “forward-looking statements” that are subject to risk factors set out under the heading “Item 3. Key Information – D. Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements” above.

The Company’s operating results for the three years ended December 31, 2020, 2019 and 2018 are summarized as follows:

	2020	2019	2018

Expenses

Project expenditures	$214	$173	$175

General and administrative	1,430	1,490	1,145

Share-based compensation	538	340	506

Depreciation	98	105	22

Other	-	-	(13)
Operating loss	2,280	2,108	1,835

Foreign exchange (gain) loss	(196)	(195)	287

Interest income	(80)	(137)	(111)

Interest expense	338	319	287

Loss from equity investee	186	273	175

Finance costs	19	29	-

Deferred revenue finance costs	3,453	3,250	2,985

Gain on sale of investments	-	(123)	-

Gain on sale of mining property interest	-	-	(353)

Unrealized loss on investments	-	-	73

Loss for the year	6,000	5,524	5,198

Other comprehensive loss (income)

Foreign currency translation	1,114	2,095	(3,372)

Total comprehensive loss	$7,114	$7,619	$1,826

Net loss per common share

Basic and fully diluted	$(0.03)	$(0.03)	$(0.03)
Total assets	$7,961	$6,102	$7,432

Total non-current liabilities	$57,937	$52,907	$46,835

Working capital(1)	$7,320	$5,485	$6,788

(1)	Working capital is defined as Current Assets less Current Liabilities.

Operating Loss:

During the year ended December 31, 2020, the Company’s operating loss was $2.3 million compared to $2.1 million and $1.8 million for the years ended December 31, 2019 and 2018, respectively.

Project expenditures in 2020 included expenditures of $0.2 million for administration costs in Mongolia compared to $0.2 million and $0.1 million in the comparative 2019 and 2018 periods, respectively. The increase in the current year compared to previous years was related to professional and advisory fees related to advancing potential amendments to the Entrée/Oyu Tolgoi JVA.

Holding costs on all other properties in 2020, 2019 and 2018 were insignificant.

General and administration expenditures in 2020 was $1.4 million and was consistent with the same period in 2019. General and administration expenditures were 30% higher in 2019 compared to the same period in 2018 due to increased advisory and travel costs in relation to discussions regarding potential amendments to the Entrée/Oyu Tolgoi JVA in 2019 and no receipt of cost-recovery reimbursements.

Depreciation expenses in 2020 were consistent with the same period in 2019 and were higher compared to the comparative period in 2018 due to the adoption of new IFRS accounting standard relating to leases effective January 1, 2019.

Non-operating Items:

The foreign exchange gain in 2020 was primarily the result of movements between the C$ and U.S. dollar as the Company holds its cash in both currencies and the loan payable is denominated in U.S. dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream.

The total assets as at December 31, 2020 were higher than at December 31, 2019 due to funds received from the Non-Brokered Private Placement completed during Q3 2020. Total non-current liabilities have increased since December 31, 2018 due to recording the non-cash deferred revenue finance costs each year.

REVIEW OF OPERATIONS

MONGOLIA

Entrée/Oyu Tolgoi JV Project

No significant exploration has been completed by OTLLC on the Entrée/Oyu Tolgoi JV Property since February 2013 and work planned for 2021 has not yet been finalized.

Since formation, and as of December 31, 2020, the Entrée/Oyu Tolgoi JV has expended approximately $34.2 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2020, OTLLC has contributed on Entrée’s behalf the required cash participation amount equal to 20% of the $34.2 million incurred to date, plus accrued interest at prime plus 2%, for a total of $9.6 million.

For the three months ended December 31, 2020 and December 31, 2019, Entrée expenses related to Mongolian operations were not significant. For the full year ended December 31, 2020, expenses related to Mongolian operations were $0.2 million and was comparable to the $0.2 million for the 2019 year. In 2020 and 2019, these costs represented in-country administration expenses.

AUSTRALIA

Blue Rose JV

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Atlas Iron Pty Ltd (part of the Hancock Group of Companies), retaining a 43.47% interest. EL 6006, totalling 257 square km, is located in the Olary Region of South Australia, 300 km northeast of Adelaide and 130 km west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Lodestone, which is also the license holder. The Blue Rose JV partners were granted (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. An additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of commercial production.

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

Expenditures in 2020 were minimal and related to administrative costs in Australia.

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

B.	Liquidity and Capital Resources

	Year ended December 31

	2020	2019
Cash flows used in operating activities

- Before changes in non-cash working capital items	$(1,560)	$(1,502)

- After changes in non-cash working capital items	(1,515)	(1,816)

Cash flows from (used in) financing activities	3,248	(34)

Cash flows from investing activities	-	1,035
Net cash inflows (outflows)	1,733	(815)

Effect of exchange rate changes on cash	147	41

Cash balance	$7,260	$5,380
Cash flows used in operating activities per share

- Before changes in non-cash working capital items	$(0.01)	$(0.01)

- After changes in non-cash working capital items	$(0.01)	$(0.01)

Cash flows after changes in non-cash working capital items in 2020 were comparable to the same period in 2019.

Cash flows from financing activities in 2020 were due to the Non-Brokered Private Placement completed in Q3 2020. Cash flows used in financing activities in 2019 were immaterial.

Cash flows from investing activities in 2019 were related to the proceeds from sale of investment (summarized in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Review of Operations - Investments” section above).

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2020 was approximately $7.3 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period. The Company does not currently anticipate the need for additional funding during this time.

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

Capital Resources

Entrée had no commitments for capital assets at December 31, 2020.

At December 31, 2020, Entrée had working capital of $7.3 million compared to $5.5 million as at December 31, 2019.

Share Capital

The Company’s authorized share capital consists of unlimited Common Shares without par value. At December 31, 2020, the Company had 186,530,002 Common Shares issued and outstanding.

Share options

As at December 31, 2020, the Company had 10,550,000 stock options outstanding and exercisable.

For the year ended December 31, 2020, the total share-based compensation charges relating to 1,905,000 options granted to officers, employees, directors and consultants was $0.4 million.

Share purchase warrants

At December 31, 2020, 14,403,735 Warrants were outstanding.

Deferred share units

During the year ended December 31, 2020, the Company granted 450,000 deferred share units to the Company’s directors and executives and recorded total share-based compensation relating to the deferred share units of $0.2 million.

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

F.	Tabular Disclosure of Contractual Obligations

The following table lists, as at December 31, 2020, in thousands of U.S. dollars, the Company’s contractual obligations. Entrée is committed to make lease payments totalling $0.2 million over its two-year year office lease in Vancouver, Canada.

	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
Office lease	$124	$97	$Nil	$Nil	$221
Total	$124	$97	$Nil	$Nil	$221

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following is a list of the Company’s directors and executive officers. The directors were elected by the Company’s shareholders on April 30, 2020 and are elected for a term of one year, which term expires at the election of the directors at the next annual meeting of shareholders.

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

Mark Bailey, Non-Executive Chair and Director, 72

Mr. Bailey has been a director of the Company since June 28, 2002. On February 5, 2018, Mr. Bailey was appointed Non-Executive Chair of the Board.

Mr. Bailey is a mining executive and registered professional geologist with 44 years of industry experience. Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp. Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals. Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC. Mr. Bailey is currently the non-executive Chairman of the Board of Fiore Gold Ltd. and was a director of Mason Resources until its acquisition by Hudbay. Mr. Bailey was a director of Core Gold Ltd. until its acquisition by Titan Minerals in 2020.

James Harris, Director, 69

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

Alan Edwards, Director, 63

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 35 years of diverse mining industry experience. He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance). Mr. Edwards is currently the President of AE Resources Corp., an Arizona based company. Mr. Edwards is the Non-Executive Chairman of the Board of Tonogold Resources, Inc. and a director of Americas Gold and Silver Corporation and Orvana Minerals Corp. He served as the Non-Executive Chair of the Board of Mason Resources until its acquisition by Hudbay. He also served as the non-executive Chairman of the Board of Rise Gold Corp. from April 2017 to September 2018, AQM Copper Inc. from October 2011 to January 2017 and AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015. Mr. Edwards served as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He also previously served as President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corporation, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation, where he directed the engineering, construction and development of the San Cristobal project in Bolivia. Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Anna Stylianides, Director, 55

Ms. Stylianides has been a director of the Company since July 13, 2015.

Ms. Stylianides has 30 years of experience in global capital markets and has spent much of her career in investment banking, private equity, and corporate management and restructuring. She began her career in corporate law by joining the firm of Webber Wentzel Attorneys in 1990 after graduating from the University of the Witwatersrand in Johannesburg, South Africa. In 1992, she joined Investec Merchant Bank Limited where she specialized in risk management and gained extensive experience in the areas of corporate finance, structured finance, mergers and acquisitions, structuring, specialized finance and other banking and financial services transactions. She was also involved in designing and structuring of financial products for financial institutions and corporations.

Ms. Styliandes was until most recently the Executive Director of Eco Oro Minerals Corp., a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and is currently a director of Gabriel Resources Ltd., Sabina Gold & Silver Corp., Altius Minerals Corporation and Altius Renewable Royalties Corp.

Michael Price, Director, 65

Dr. Price has been a director of the Company since February 5, 2018.

Dr. Price has over 40 years of experience in mining and mining finance. He is currently a Non-Executive Director of Galiano Gold Inc. and is the London Representative of Resource Capital Funds. During his career, Dr. Price has served as Managing Director, Joint Global Head of Mining and Metals, Barclays Capital, Managing Director, Global Head of Mining and Metals, Societe Generale and Head of Resource Banking and Metals Trading, NM Rothschild and Sons. Dr. Price has B.Sc. and Ph.D. qualifications in Mining Engineering from University College Cardiff and he has a Mine Manager’s Certificate of Competency (South Africa).

Stephen Scott, President, Chief Executive Officer and Director, 60

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

Duane Lo, Chief Financial Officer, 47

Mr. Lo was appointed to the position of Interim Chief Financial Officer on April 1, 2016 and was appointed to the position of Chief Financial Officer on November 1, 2016.

Mr. Lo has over 20 years of experience in accounting and financial management, the majority of which has been spent in the financing, management and administration of mining operations and development projects in Brazil, Africa, the U.S. and other jurisdictions. Mr. Lo was also the Chief Financial Officer of Mason Resources until its acquisition by Hudbay. He was previously the Executive Vice President and Chief Financial Officer of Luna Gold Corp. and Corporate Controller for First Quantum Minerals Ltd. Mr. Lo was also employed at Deloitte in the assurance and advisory practice. He holds a Chartered Professional Accountant, Chartered Accountant (CPA, CA) designation from the Institute of Chartered Accountants of British Columbia. Mr. Lo is currently Chief Financial Officer and director of Ridgeline Minerals Corp., director of Golden Ridge Resources Ltd., and Chief Financial Officer of Element 29 Resources Inc.

Susan McLeod, Vice President, Legal Affairs and Corporate Secretary, 49

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

As at December 31, 2020, the end of the most recently completed financial year of the Company, the Company had three NEOs.

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

The Compensation Committee considers four elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance, an award of long-term incentive stock options and a grant of long-term deferred share units. Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses, option-based compensation and share-based compensation represent compensation that is “at risk” depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company. No specific formula has been developed to assign a specific weighting to each of these components. Rather, the Compensation Committee focuses on ensuring that the total compensation package for each executive officer meets the general objectives of the Company’s compensation strategy.

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

The granting of incentive stock options and deferred share units provides a link between executive officer compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options and deferred share units are generally granted to executive officers on an annual basis. In making a determination as to whether a grant of long-term incentive stock options and/or deferred share units is appropriate, and if so, the number of options and/or deferred share units that should be awarded, the Compensation Committee will consider, among such other factors as it may deem relevant, the value in securities of the Company that the Compensation Committee intends to award as compensation, current and expected future performance of the executive officer, the potential dilution to shareholders and the cost to the Company, previous awards made to the executive officer and the limits imposed by the terms of the Company’s Stock Option Plan (the “Plan”) and Deferred Share Unit Plan (the “DSU Plan”) and the TSX. The Company considers the granting of incentive stock options and deferred share units to be a particularly important element of compensation as it allows the Company to encourage and reward each executive officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option and deferred share unit grants, including vesting provisions, are determined by the Board at the time of grant, subject to the limits imposed by the terms of the Plan and DSU Plan.

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

Administrative Services Agreement with Mason Resources

Effective May 9, 2017, the Company entered into an Administrative Services Agreement with Mason Resources (the “Administrative Services Agreement”), pursuant to which the Company provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. Mason Resources terminated the Administrative Services Agreement on December 19, 2018, concurrently with the closing of the acquisition of Mason Resources by Hudbay Minerals Inc.

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

The Board also extended the date by which a fundamental transaction must be completed for the purposes of the bonus pools to December 31, 2020.

In December 2020, the Compensation Committee met to discuss executive officer compensation for 2021 and did not recommend salary increases for the NEOs, but did recommend the award of discretionary cash bonuses to the NEOs for their work in 2020, including the completion of the Non-Brokered Private Placement. The Board approved payment of the following discretionary cash bonuses as recommended by the Compensation Committee:

NEO	Discretionary Cash Bonus Paid to NEO in 2020 (C$)

Stephen Scott	$50,000

Duane Lo	$25,000 (based on 65% FTE)

Susan McLeod	$30,000

The Compensation Committee also recommending that the bonus pool established for Mr. Scott in the event the Company completes a fundamental transaction be rolled into and included in the bonus pool for the other NEOs and that the size of the bonus pool be increased to C$700,000. The Board accepted the Compensation Committee’s recommendation and extended the date by which a fundamental transaction must be completed to December 31, 2021.

In 2020, the Compensation Committee asked external counsel to draft a DSU Plan, to promote the alignment of interests between directors, officers, employees and consultants (“Designated Participants”) and shareholders of the Company, assist the Company in attracting, retaining and motivating Designated Participants, and provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term. On the recommendation of the Compensation Committee, the Board adopted and approved the DSU Plan and will submit the DSU Plan to the TSX for acceptance and to the Company’s shareholders for approval at the next annual general meeting. The Compensation Committee also recommended, and the Board approved, deferred share unit grants to the NEOs, provided that the deferred share units may not vest or be redeemed prior to the Company obtaining shareholder approval of the DSU Plan. If shareholder approval of the DSU Plan is not obtained at the next annual general meeting, any deferred share units that have been granted will be null and void and will be deemed to have been rescinded.

Management has also annually proposed, and the Compensation Committee has recommended, option awards for directors, officers, employees and consultants of the Company, as a means of rewarding performance without depleting the Company’s treasury.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award. The Board did not exercise this discretion in 2020 with respect to any NEO.

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

The Compensation Committee is acutely aware of the dual responsibility that non-executive directors have for overseeing the Company’s corporate governance and long-term sustainability, as well as its compensation plans. In the course of determining compensation for non-executive directors, the Compensation Committee tries to ensure that non-executive director interests are closely aligned with those of shareholders, and that best practices for corporate governance are observed in the course of structuring non-executive director pay. In particular, the Compensation Committee is committed to structuring director pay in a manner that enables directors to maintain their independence. One of the ways that the Compensation Committee attempts to achieve this is by imposing reasonable limits on independent director participation in the Plan and the DSU Plan.

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

Summary Compensation Table

The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2020, 2019 and 2018.

Name and Principal Position	Year	Salary (US$)(4)	Share- based awards (US$)(1)	Option- based awards (2) (US$)	Non-equity incentive plan compensation (US$)(3) (4)		Pension value (US$)	All other compensation (US$)(4)	Total compensation (US$)

					Annual incentive plans	Long- term incentive plans

Stephen Scott, President and CEO(5)	2020	$268,615	$31,857	$66,149	$39,040	Nil	Nil	Nil	$405,600
	2019	$250,231	Nil	$76,495	$16,939	Nil	Nil	Nil	$343,665
	2018	$236,860(6)(7)	Nil	$109,387	$58,642(6)	Nil	Nil	Nil	$404,890(6)

Duane Lo, CFO	2020	$121,898	$23,892	$42,524	$19,520	Nil	Nil	Nil	$207,834
	2019	$115,491	Nil	$38,248	$8,469	Nil	Nil	Nil	$162,208
	2018	$151,188(7)(8)	Nil	$54,694	$26,389(7)	Nil	Nil	Nil	$232,270(7)

Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2020	$208,137	$23,892	$42,524	$23,424	Nil	Nil	Nil	$297,978
	2019	$194,025	Nil	$38,248	$13,089	Nil	Nil	Nil	$245,362
	2018	$184,724(9)	Nil	$54,694	$29,321(9)	Nil	Nil	Nil	$268,738(9)

(1)

The share-based awards are valued using the Company’s share price on the grant date which is consistent with IFRS. The practice of the Company is to grant all share-based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The exchange rate used to convert the value of the 2020 share-based awards to US$ is 1.2807.

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

(4)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2020 compensation to US$ is 1.2732 (2019 – 1.2988; 2018 – 1.3642).

(5)

Mr. Scott is also a director of the Company. Mr. Scott did not receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Scott as compensation for acting as a director.

(6)

Mr. Scott was also the President and CEO of Mason Resources until its acquisition by Hudbay. The Company is Mr. Scott’s employer and was responsible for paying 100% of Mr. Scott’s salary for his services to both the Company and Mason Resources, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between December 1, 2018 and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Mr. Scott’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Mr. Scott’s salary, bonus and benefits during that period.

(7)

Mr. Lo was also the CFO of Mason Resources until its acquisition by Hudbay. The Company is Mr. Lo’s employer and was responsible for paying 100% of Mr. Lo’s salary for his services to both the Company and Mason Resources, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between December 1, 2018 and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Mr. Lo’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Mr. Lo’s salary, bonus and benefits during that period.

(8)	Effective October 1, 2018, Mr. Lo began to provide part-time (65% FTE) services to the Company at an annual salary of C$150,000.

(9)

Ms. McLeod was also the Chief Legal Officer and Corporate Secretary of Mason Resources until its acquisition by Hudbay. The Company is Ms. McLeod’s employer and was responsible for paying 100% of Ms. McLeod’s salary for her services to both the Company and Mason Resources, which is reported in “Salary” above. Pursuant to the Administrative Services Agreement between the Company and Mason Resources, between December 1, 2018 and December 19, 2018 (the termination of the Administrative Services Agreement), the Company provided Mason Resources with access to and the use of 50% of Ms. McLeod’s time, and Mason Resources paid the Company 50% of the Company’s actual cost of Ms. McLeod’s salary, bonus and benefits during that period.

The following table provides the exchange rates used to convert the value of the option-based awards from Canadian dollars to U.S. dollars as reported above.

Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$

Stephen Scott	8-Dec-20	7-Dec-25	$0.51	350,000	C$1.28/US$1
	10-Dec-19	9-Dec-24	$0.365	500,000	C$1.30/US$1
	19-Dec-18	18-Dec-23	$0.55	500,000	C$1.36/US$1

Duane Lo	8-Dec-20	7-Dec-25	$0.51	225,000	C$1.28/US$1
	10-Dec-19	9-Dec-24	$0.365	250,000	C$1.30/US$1
	19-Dec-18	18-Dec-23	$0.55	250,000	C$1.36/US$1

Susan McLeod	8-Dec-20	7-Dec-25	$0.51	225,000	C$1.28/US$1
	10-Dec-19	9-Dec-24	$0.365	250,000	C$1.30/US$1
	19-Dec-18	18-Dec-23	$0.55	250,000	C$1.36/US$1

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

	Option-based Awards				Share-based Awards

Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in- the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(3)	Market or payout value of vested share- based awards not paid out or distributed ($)
Stephen Scott	400,000	$0.36(2)	November 21, 2021	$80,000	Nil	Nil	Nil
	325,000	$0.52	October 15, 2022	$13,000	Nil	Nil	Nil
	500,000	$0.55	December 18, 2023	$5,000	Nil	Nil	Nil
	500,000	$0.365	December 9, 2024	$97,500	Nil	Nil	Nil
	350,000	$0.51	December 7, 2025	$17,500	80,000	$44,800	Nil

Duane Lo	100,000	$0.33(2)	March 31, 2021	$23,000	Nil	Nil	Nil
	250,000	$0.36(2)	November 21, 2021	$50,000	Nil	Nil	Nil
	200,000	$0.52	October 15, 2022	$8,000	Nil	Nil	Nil
	250,000	$0.55	December 18, 2023	$2,500	Nil	Nil	Nil
	250,000	$0.365	December 9, 2024	$48,750	Nil	Nil	Nil
	225,000	$0.51	December 7, 2025	$11,250	60,000	$33,600	Nil

Susan McLeod	200,000	$0.36(2)	November 21, 2021	$40,000	Nil	Nil	Nil
	225,000	$0.52	October 15, 2022	$9,000	Nil	Nil	Nil
	250,000	$0.55	December 18, 2023	$2,500	Nil	Nil	Nil
	250,000	$0.365	December 9, 2024	$48,750	Nil	Nil	Nil
	225,000	$0.51	December 7, 2025	$11,250	60,000	$33,600	Nil

(1)

Calculated using the closing price of the Company’s Common Shares on the TSX on December 31, 2020 (being the last trading day of 2020) of C$0.56 and subtracting the exercise price of in-the-money options.

(2)	Post-Arrangement exercise price.

(3)	Calculated using the closing price of the Company’s Common Shares on the TSX on December 31, 2020 (being the last trading day of 2020) of C$0.56.

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)(2)

Stephen Scott	$0	$0	$39,040

Duane Lo	$0	$0	$19,520

Susan McLeod	$0	$0	$23,424

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

(2)	Discretionary cash bonuses paid during 2020.

The following table is a summary of options exercised by NEOs during the most recently completed financial year.

Name	Options Exercised(1)	Date Exercised	Exercise Price (C$)

Stephen Scott	175,000	October 16, 2020	$0.30
	265,000(2)	November 5, 2020	$0.30

Susan McLeod	110,000(3)	November 25, 2020	$0.28

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

(2)	Mr. Scott elected to terminate his options and received an aggregate 87,963 Common Shares.

(3)	Ms. McLeod elected to terminate her options and received an aggregate 49,025 Common Shares.

Termination and Change of Control Benefits

Stephen Scott

Under the terms of the employment agreement with Stephen Scott the Company may terminate Mr. Scott’s employment at any time without cause by providing him with 18 months’ working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott’s employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Scott will be entitled to 24 months’ salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period (the delivery of notice of termination of employment without cause or resignation with Good Reason being a “Severance Payment Triggering Event”). If a Change of Control had occurred on December 31, 2020, Mr. Scott would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Scott would have been entitled to a payment of approximately $544,022 within 10 days of the Severance Payment Triggering Event. Mr. Scott would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.

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

If a Change of Control had occurred on December 31, 2020, Ms. McLeod would not have had an immediate benefit. If a McLeod Severance Payment Triggering Event had taken place, Ms. McLeod would have been entitled to a payment of approximately $326,930 immediately upon the McLeod Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the McLeod Severance Payment Triggering Event.

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

If a Change of Control had occurred on December 31, 2020, Mr. Lo would not have had an immediate benefit. If a Severance Payment Triggering Event had taken place, Mr. Lo would have been entitled to a payment of approximately $314,832 within 10 days of the Severance Payment Triggering Event.

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

The annual base retainer payable to non-executive directors to compensate them for acting as directors of the Company in 2020 was C$30,000.

In 2020, Mark Bailey received a fee of C$60,000, which includes the C$30,000 base retainer and additional compensation for acting as the Non-Executive Chair of the Board.

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

Incentive Stock Options and Deferred Share Units

The granting of incentive stock options and deferred share units provides a link between non-executive director compensation and the Company’s share price. It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value. Incentive stock options and deferred share units are an important component of non-executive director compensation for the Company, which doesn’t have any revenue making it difficult to pay larger cash retainers.

Stock options and deferred share units are generally granted to non-executive directors on an annual basis. In making a determination as to whether a grant of long-term incentive stock options and/or deferred share units is appropriate, and if so, the number of options and/or deferred share units that should be awarded, the Compensation Committee will consider, among such other factors as it may deem relevant, the value in securities of the Company that the Compensation Committee intends to grant as compensation, current and expected future performance of the director, the potential dilution to shareholders and the cost to the Company, previous grants made to the director, option and deferred share unit grants made to the Company’s executive officers and the limits imposed by the terms of the Plan and the DSU Plan and the TSX.

In December 2020, the Compensation Committee recommended that the Board award incentive stock options to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight. The Board approved the Compensation Committee’s recommendations, and in December 2020 awarded to each of the non-executive directors, options to purchase 200,000 common shares at an exercise price of C$0.51 for five years. The terms and conditions of the awards, including vesting provisions and exercise prices, were determined by the Board at the time of award, in accordance with the terms and conditions of the Plan.

In December 2020, the Compensation Committee also recommended that the Board grant deferred share units to each of the non-executive directors. The Board approved the Compensation Committee’s recommendations, and in December 2020 granted to each of the non-executive directors 50,000 deferred share units. The deferred share units may not vest or be redeemed prior to the Company obtaining shareholder approval of the DSU Plan. If shareholder approval of the DSU Plan is not obtained at the next annual general meeting, any deferred share units that have been granted will be null and void and will be deemed to have been rescinded. The term and conditions of the grants, including vesting provisions, were determined by the Board at the time of grant, in accordance with the terms and conditions of the DSU Plan.

The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.

Name(1)	Fees earned (US$)	Share-based awards (US$)(2)	Option-based awards (US$)(3) (4)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)

Mark Bailey	$47,125	$19,910	$37,799	Nil	Nil	Nil	$104,835

Alan Edwards	$27,686	$19,910	$37,799	Nil	Nil	Nil	$89,396

James Harris	$31,810	$19,910	$37,799	Nil	Nil	Nil	$89,519

Michael Price	$23,563	$19,910	$37,799	Nil	Nil	Nil	$81,272

Anna Stylianides	$33,380	$19,910	$37,799	Nil	Nil	Nil	$91,090

(1)	In addition to being a director of the Company Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s compensation, please refer to the Summary Compensation Table above.

(2)

The share-based awards are valued using the Company’s share price on the grant date which is consistent with IFRS. The practice of the Company is to grant all share-based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate on the last day of the three months in the quarter in which the grant is made. The exchange rate used to convert the value of the 2020 share-based awards to U.S.$ is 1.2807.

(3)

The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option-based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option-based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company’s financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its daily average exchange rate of the last day of the three months in the quarter in which the grant is made. The conversion rate for the purpose of the grants in this table is presented in Note 4 below and is based on the conversion rate on the date of grant as supplied by the Bank of Canada.

(4)	Options were awarded on December 8, 2020 with an exercise price of C$0.51 expiring on December 7, 2025. The exchange rate used to convert the value of the option-based awards from C$ to US$ is 1.2807.

The following table is a summary of all option-based and share-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)(3)	Option expiration date	Value of unexercised in- the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)	Market or payout value of vested share-based awards not paid out or distributed ($)

Mark Bailey	200,000	$0.36(4)	November 21, 2021	$40,000	Nil	Nil	Nil
	150,000	$0.52	October 15, 2022	$6,000	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	$2,000	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$43,875	Nil	Nil	Nil
	200,000	$0.51	December 7, 2025	$10,000	50,000	$28,000	Nil

Alan Edwards	200,000	$0.36(4)	November 21, 2021	$40,000	Nil	Nil	Nil
	150,000	$0.52	October 15, 2022	$6,000	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	$2,000	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$43,875	Nil	Nil	Nil
	200,000	$0.51	December 7, 2025	$10,000	50,000	$28,000	Nil

James Harris	200,000	$0.36(4)	November 21, 2021	$40,000	Nil	Nil	Nil
	150,000	$0.52	October 15, 2022	$6,000	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	$2,000	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$43,875	Nil	Nil	Nil
	200,000	$0.51	December 7, 2025	$10,000	50,000	$28,000	Nil

Michael Price	100,000	$0.63	February 4, 2023	Nil	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	$2,000	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$43,875	Nil	Nil	Nil
	200,000	$0.51	December 7, 2025	$10,000	50,000	$28,000	Nil

Anna Stylianides	200,000	$0.36(4)	November 21, 2021	$40,000	Nil	Nil	Nil
	150,000	$0.52	October 15, 2022	$6,000	Nil	Nil	Nil
	200,000	$0.55	December 18, 2023	$2,000	Nil	Nil	Nil
	225,000	$0.365	December 9, 2024	$43,875	Nil	Nil	Nil
	200,000	$0.51	December 7, 2025	$10,000	50,000	$28,000	Nil

(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr. Scott’s option-based awards, please refer to the incentive plan awards section above.

(2)

Calculated using the closing price of the Company’s Common Shares on the TSX on December 31, 2020 (being the last trading day of 2020) of C$0.56 and subtracting the exercise price of in-the-money options.

(3)	Calculated using the closing price of the Company’s Common Shares on the TSX on December 31, 2020 (being the last trading day of 2020) of C$0.56.

(4)	Post-Arrangement exercise price.

The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company (other than directors who are also NEOs).

Name(1)	Option-based awards – Value vested during the year (US$)(2)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)

Mark Bailey	$0(3)	Nil	Nil

James Harris	$0(3)	Nil	Nil

Alan Edwards	$0(3)	Nil	Nil

Anna Stylianides	$0(3)	Nil	Nil

Michael Price	$0(3)	Nil	Nil

(1)	In addition to being a director of the Company, Stephen Scott is a NEO. For disclosure regarding Mr.Scott’s compensation, please refer to the summary compensation table above.

(2)

Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company’s Common Shares on the award date) from the market price of the Company’s Common Shares on the date the option vested (being the closing price of the Company’s Common Shares on the TSX on the last trading day prior to the vesting date).

(3)	200,000 stock options were awarded on December 8, 2020 at an exercise price of C$0.51. $0 vested because all the stock options vested in full on the award date.

The following table is a summary of options exercised by directors during the most recently completed financial year.

Name	Options Exercised	Date Exercised	Exercise Price (C$)

Mark Bailey	75,000	November 10, 2020	$0.28

Alan Edwards	75,000	November 17, 2020	$0.28

James Harris	150,000	November 16, 2020	$0.28

Anna Stylianides	75,000	December 1, 2020	$0.28

Management Contracts

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

C.	Board Practices

The Board is currently comprised of six directors. The size and experience of the Board is important for providing the Company with effective governance in the mining industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting. The current directors were elected by the Company’s shareholders at the Annual General Meeting held on April 30, 2020.

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

As at December 31, 2020 the Board was comprised of six directors, five of whom are independent applying the definition set out in section 1.4 of NI 52-110. Stephen Scott is not independent by virtue of the fact that he is an executive officer of the Company.

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

The Company’s Annual Information Form for its financial year ended December 31, 2020 dated March 31, 2021 (the “AIF”), submitted on Form 6-K to the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Standing Committees of the Board” for further information.

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

BOARD OF DIRECTORS EXPERTISE MATRIX Skill/Experience	Number of Directors (/6)

Public Company Board Experience Prior experience as a board member of a publicly listed company (other than Mason Resources) and knowledge of public company regulatory compliance.	6

Mining Industry Experience Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	6

Mergers & Acquisitions Experience in mergers and acquisitions.	6

Mining Finance Experience in finance for the mining industry.	6

Joint Ventures Experience negotiating and operating in a joint venture environment.	6

International Experience Experience working in an organization that has business in one or more developing nations.	6

Dealing with Governments Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	6

Executive Experience Experience working as a senior officer of a publicly listed company or major organization.	5

Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters.	2

Corporate Governance Knowledge of good corporate governance practices and policies and experience in implementing them.	6

Financial Literacy The ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues faced by the Company, or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or U.S. GAAP and/or IFRS).	6

Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	6

Royalty Company Experience Experience working inside or on the board of a royalty company.	1

U.S. Compliance Knowledge of U.S. compliance issues.	5

Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	6

Corporate Responsibility and Sustainable Development Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	5

Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	4

Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	5

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

At December 31, 2020, Entrée had five full-time and two part-time employees based in Vancouver, British Columbia and Ulaanbaatar, Mongolia (2019 – five full-time and two part-time employees; 2018 – seven full-time and one part-time employees). Entrée also had two part-time consultants based in Vancouver, British Columbia.

None of Entrée’s employees belong to a union or are subject to a collective agreement. Employee relations are considered to be good.

E.	Ownership of Securities

The table below sets out the municipality of residence and securities held by directors and executive officers as at March 29, 2021.

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully- diluted basis
Mark Bailey(2) Arizona U.S.A.	874,493	Common Shares: Warrants: Stock options: Deferred share units: Total:	874,493 75,000 975,000 50,000 1,974,493
James Harris(3) British Columbia Canada	1,150,000	Common Shares: Warrants: Stock options: Deferred share units: Total:	1,150,000 97,500 975,000 50,000 2,272,500
Michael Price London, UK(4)	70,000	Common Shares: Warrants: Stock options: Deferred share units: Total:	70,000 35,000 725,000 50,000 880,000
Alan Edwards(5) Arizona U.S.A	782,783	Common Shares: Warrants: Stock options: Deferred share units: Total:	782,783 98,475 975,000 50,000 1,906,258
Anna Stylianides(6) British Columbia Canada	192,171	Common Shares: Warrants: Stock options: Deferred share units: Total:	192,171 58,585 975,000 50,000 1,275,756
Stephen Scott(7) British Columbia Canada	780,524	Common Shares: Warrants: Stock options: Deferred share units: Total:	780,524 98,780 2,075,000 80,000 3,034,304

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully- diluted basis
Duane Lo British Columbia Canada	849,300	Common Shares: Warrants: Stock options: Deferred share units: Total:	849,300 133,500 1,175,000 60,000 2,217,800
Susan McLeod British Columbia Canada	716,322	Common Shares: Warrants: Stock options: Deferred share units: Total:	716,322 61,000 1,150,000 60,000 1,987,322

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

To the best of the Company’s knowledge as at December 31, 2020, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 5,360,393 Common Shares (March 29, 2021 – 5,415,593 Common Shares) (not including Common Shares issuable upon exercise of Warrants or stock options or redemption of deferred share units) representing 2.9% of the outstanding Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)

Equity compensation plans approved by securityholders	10,550,000	$0.46	8,103,000

Equity compensation plans not approved by securityholders	450,000	N/A	3,280,600

Total	11,000,000	$0.46	11,383,600

(1)

The maximum aggregate number of Common Shares issuable pursuant to options awarded under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding Common Shares from time to time. The Company shall, at all times while the Plan is in effect, reserve a sufficient number of Common Shares to satisfy the requirements of the Plan. The Plan also provides that exercised options will automatically be available for subsequent awards and for the reservation and issuance of additional Common Shares pursuant to such options. Accordingly, the Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the TSX. The Plan was last approved on April 30, 2020.

(2)

The maximum aggregate number of Common Shares issuable pursuant to deferred share units granted under the DSU Plan and outstanding from time to time may not exceed that number which represents 2% of the issued and outstanding Common Shares from time to time. The Company shall, at all times while the DSU Plan is in effect, reserve a sufficient number of Common Shares to satisfy the requirements of the DSU Plan. The DSU Plan also provides that redeemed deferred share units will automatically be available for subsequent grants and for the reservation and issuance of additional Common Shares pursuant to such deferred share units. Accordingly, the DSU Plan constitutes both a “rolling” plan and an “evergreen” plan, and its renewal must be approved by the Company’s shareholders every three years in accordance with the policies of the TSX. The DSU Plan is subject to approval by the Company’s shareholders at the next annual general meeting of shareholders.

In 2020, the Compensation Committee asked external counsel to draft a DSU Plan, to promote the alignment of interests between Designated Participants and shareholders of the Company, assist the Company in attracting, retaining and motivating Designated Participants, and provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term. On the recommendation of the Compensation Committee, the Board adopted and approved the DSU Plan and will submit the DSU Plan to the TSX for acceptance and to the Company’s shareholders for approval at the next annual general meeting. The Compensation Committee also recommended, and the Board approved, deferred share unit grants to the NEOs and independent directors, provided that the deferred share units may not vest or be redeemed prior to the Company obtaining shareholder approval of the DSU Plan. If shareholder approval of the DSU Plan is not obtained at the next annual general meeting, any deferred share units that have been granted will be null and void and will be deemed to have been rescinded.

Key provisions of the DSU Plan are as follows.

The DSU Plan will be administered by the Board, or any committee thereof to which the Board has delegated the power to administer and grant deferred share units under the DSU Plan.

Subject to the provisions of the DSU Plan, the Board from time to time will determine the date on which deferred share units are to be granted, provided that they may not be granted during a black-out period. The Board will also determine, in its sole discretion, in connection with each grant of deferred share units, the number of deferred share units to be granted; the terms, if any, under which deferred share units will vest; and such other terms and conditions (which need not be identical) of all deferred share units covered by any grant.

Independent directors may elect to receive up to 100% of their fees in a particular year in the form of deferred share units in lieu of cash, by filing an election notice as set out in the DSU Plan. Such election notice will apply only to fees earned after the filing of the notice.

Notwithstanding any other provision of the DSU Plan, the aggregate number of deferred share units that may be granted and remain outstanding under the DSU Plan will not at any time be such as to result in (a) the number of securities issuable to insiders (as a group) under the DSU Plan, together with all other security based compensation arrangements of the Company, exceeding 10% of the issued and outstanding securities of the Company; or (b) the number of securities issued to insiders (as a group) within any one year period under the DSU Plan, together with all other security based compensation arrangements of the Company, exceeding 10% of the issued and outstanding securities of the Company.

An account will be maintained by the Company for each Designated Participant and will be credited with such notional grants of deferred share units as are granted to or otherwise credited to a Designated Participant from time to time.

From and after the date of the DSU Plan, whenever cash dividends are paid on Common Shares, additional deferred share unit will be automatically granted to each Designated Participant who has outstanding deferred share units on the record date for the payment of the cash dividends and on the dividend payment date. The number of deferred share units to be granted as of the dividend payment date will be determined by dividing the aggregate dividend that would have been payable to such Designated Participant if the deferred share units held by the Designated Participant on the record date had been Common Shares by the market value of a Common Share on the dividend payment date.

A deferred share unit is personal to the Designated Participant and is non-assignable and non-transferable other than as permitted by will or by the laws of succession to the legal representative of the Designated Participant in the event of death of the Designated Participant.

Vested deferred share units will be redeemable and the value thereof payable only after the Termination Date of a Designated Participant. “Termination Date” means the earliest date on which any of the following conditions are satisfied, as applicable: the date on which a Designated Participant dies; in the case of a director, the date on which a Designated Participant ceases to be a director for any reason whatsoever including resignation, disability, retirement, or loss of office as a director, provided that if the Designated Participant is also an employee or officer immediately preceding such date, the Designated Participant’s last day of active employment with the Company or any of its affiliates is also on such date; in the case of an officer or employee, the Designated Person’s last day of active employment with the Company or any of its affiliates, regardless of whether the termination of employment was lawful, and does not include any period of statutory, contractual, common law or reasonable notice of termination, provided that if the officer or employee is also a director immediately preceding such date, the Designated Person also ceases to be a director on such date; or in the case of a consultant, the termination of the services of the consultant.

On or after the Termination Date, the Designated Participant (or his or her estate) will cause the Company to redeem the vested deferred share units which are held in such Designated Participant’s account by filing a redemption notice specifying the redemption date (which must be received by the Company by, and specify a date, no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred) and acknowledging that such deferred share units are to be redeemed. Within fifteen trading days after the redemption date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Designated Participant (or his or her estate) will have the right to receive, and will receive, with respect to all vested deferred share units held in his or her account, at the election of the Board, in its sole discretion: cash payment equal to the market value of such deferred share units as of the Redemption Date; such number of treasury Common Shares duly issued by the Company as are equal to the number of such vested deferred share units; or any combination of the foregoing, such that the cash payment, plus such number of treasury Common Shares duly issued by the Company, have a value equal to the market value of such deferred share units as of the redemption date.

The Company may withhold or require a Designated Participant, as a condition of redeeming a deferred share unit to pay or reimburse any taxes, social security contributions and other source deductions which are required to be withheld by the Company under applicable law in connection with the redemption of the deferred share unit. Under no circumstances will the Company be responsible for the payment of any tax, social security contributions or any other source deductions on behalf of any Designated Participant or for providing any tax advice to the Designated Participant.

In addition to the other terms and conditions of the DSU Plan (and notwithstanding any other term or condition of the DSU Plan to the contrary), special requirements for U.S. Designated Participants apply.

The Board may, subject where required to the approval of the TSX, from time to time suspend or terminate the DSU Plan in whole or in part. No action by the Board to terminate the DSU Plan will affect any vested or unvested deferred share units granted pursuant to the DSU Plan prior to such action, and such deferred share units will remain outstanding and in effect and be settled in due course in accordance with the terms of the DSU Plan.

Item 7.   Major Shareholders and Related Party Transactions

A.	Major Shareholders

As far as it is known to the Company, other than identified below, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government, or by any other natural or legal person.

To the knowledge of the Company’s directors and senior officers, the following table sets forth certain information as at March 29, 2021, concerning the ownership of the Company’s Common Shares as to each person known by the directors and senior officers, based solely upon public records and filings, to be the direct or indirect owner of more than five percent (5%) of the Company’s Common Shares, who owned more than five percent of the outstanding shares of each class of the Company’s voting securities.

Shareholder Name	Number of Shares	Percentage of Issued Shares

Rio Tinto International Holdings Limited	31,981,129(1)	17.1%

Sandstorm Gold Ltd.	43,466,678(2)	23.3%

(1)

Rio Tinto International Holdings Limited holds 17,441,796 Common Shares directly. It also has a beneficial interest in 14,539,333 Common Shares held by Turquoise Hill Resources Ltd. Rio Tinto International Holdings Limited also holds 437,500 Warrants directly and has a beneficial interest in 370,000 Warrants held by Turquoise Hill Resources Ltd.

(2)	Sandstorm also owns 1,657,317 Warrants.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares held by major shareholders during the last three fiscal years other than as disclosed herein.

Sandstorm Gold Ltd.

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

In the year ended December 31, 2020, Sandstorm acquired 2,400,000 Units of the Company at a price of C$0.43 per Unit as part of the larger Non-Brokered Private Placement. See “Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement” above. Sandstorm also made market purchases through the facilities of the TSX increasing its ownership to 40,376,380 Common Shares of the Company, or approximately 21.6% of the outstanding Common Shares of the Company as at December 31, 2020.

As at March 29, 2021, Sandstorm holds 43,466,678 Common Shares (approximately 23.3% of the outstanding Common Shares of the Company) and Warrants to purchase an additional 1,657,317 Common Shares.

Rio Tinto International Holdings Limited

There were no changes in ownership of securities of the Company by Rio Tinto or Turquoise Hill in the years ended December 31, 2019 or 2018.

In the year ended December 31, 2020, Rio Tinto directly acquired 875,000 Units of the Company at a price of C$0.43 per Unit as part of the larger Non-Brokered Private Placement. See “Item 4. Information on the Company – B. Business Overview – Non-Brokered Private Placement” above. Turquoise Hill also acquired 740,000 Units of the Company under the Non-Brokered Private Placement, which Rio Tinto is deemed to have beneficial ownership of.

As at March 29, 2021, Rio Tinto directly holds 17,441,796 Common Shares and holds another 14,539,333 Comon Shares indirectly through Turquoise Hill (totalling approximately 17.1% of the outstanding Common Shares of the Company). Rio Tinto also directly holds Warrants to purchase an additional 437,500 Common Shares and holds another 370,000 Warrants indirectly through Turquoise Hill.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of March 22, 2021, there were approximately 24 registered holders of the Company’s Common Shares in the United States, with combined holdings of 42,900,735 Common Shares.

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

The Company entered into no transactions with related parties during the fiscal year ended on December 31, 2020 and has not entered into a transaction with a related party from January 1, 2021 up to the date of this Annual Report.

Directors and Key Management Personnel

The Company’s related parties include its wholly owned subsidiaries and key management personnel. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2020 and 2019 are as follows:

	2020	2019

Directors fees	$157	$132

Salaries and benefits	$681	$588

Share-based compensation	$519	$321

As of December 31, 2020, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.1 million will become payable to certain officers and management of the Company.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Independent Auditors’ Report;

•	Consolidated Statements of Financial Position as at December 31, 2020 and 2019;

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019 and 2018;

•	Consolidated Statement of Changes in Shareholders’ Deficiency for the years ended December 31, 2020, 2019 and 2018;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and

•	Notes to Consolidated Financial Statements for the year ended December 31, 2020.

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

(i)

the U.S. Holder, persons with whom the U.S. Holder did not deal at “arm’s length” for the purposes of the Tax Act, partnerships in which the U.S. Holder or a person with whom the U.S. Holder did not deal at “arm’s length” for the purposes of the Tax Act holds a membership interest directly or indirectly through one or more partnerships, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of the Company; and

(ii)

more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such property whether or not such property exists.

Notwithstanding the foregoing, the Common Shares may otherwise in certain circumstances be deemed to be taxable Canadian property to a U.S. Holder for the purposes of the Tax Act.

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

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2020 and may be a PFIC in its current tax year and subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally, (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in its Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

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

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates. As at December 31, 2020, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2020, the Company has not entered into any contracts to manage interest rate risk.

Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the U.S. dollar.

As at December 31, 2020, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$7,260	$5,380
Accounts payable and accrued liabilities	(124)	(72)
	$7,136	$5,308

As at December 31, 2020, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an increase or decrease of approximately $0.5 million to net loss for the year ended December 31, 2020.

Item 12. Description of Securities Other than Equity Securities

A. – C.

Not Applicable.

D.	American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. -D.

None.

E.	Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s Audit Committee and management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the U.S. Exchange Act as of December 31, 2020. Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is, (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (b) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2020, and management’s assessment did not identify any material weaknesses.

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

During the fiscal year ended December 31, 2020, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Ethics with respect to any of the directors, officers or employees subject to it.

Item 16C.         Principal Accountant Fees and Services

The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2020 (US$)	2019 (US$)
Audit Fees(1)	$17,913	$45,591
Audit Related Fees(2)	$Nil	$Nil
Tax Fees(3)	$Nil	$5,004
All other fees	$Nil	$Nil
Total:	$17,913	$50,595

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

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors and none were approved on the basis of the de minimus exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2020. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. No material non-audit services were performed by the Company’s auditor during the fiscal year ended December 31, 2020.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2020, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III.

Item 17. Financial Statements

See “Item 18 – Financial Statements”.

Item 18. Financial Statements

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with IFRS.

The following financial statements pertaining to the Company are filed as part of this Annual Report:

•	Independent Auditors’ Report;

•	Consolidated Statements of Financial Position as at December 31, 2020 and 2019;

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019 and 2018;

•	Consolidated Statement of Changes in Shareholders’ Deficiency for the years ended December 31, 2020, 2019 and 2018;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018;

•	Notes to Consolidated Financial Statements for the year ended December 31, 2020.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Entrée Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Entrée Resources Ltd. (the “Company”), as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficiency, and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company’s auditor since 1997.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 31, 2021

Entré Resources Ltd.

Consolidated Statements of Financial Position

As at December 31, 2020 and 2019

(expressed in thousands of U.S. dollars, except where indicated)

	Note	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$7,260	$5,380
Receivables and prepaid expenses		130	122
Prepaid licence fees		162	158
		7,552	5,660
Non-current assets
Property and equipment	6	220	316
Oyu Tolgoi asset	7	177	114
Deposits and other		12	12

		409	442

Total assets		$7,961	$6,102
Liabilities
Current liabilities
Accounts payable and accrued liabilities	19	$124	$72
Current portion of lease liabilities	8	108	103

		232	175
Non-current liabilities
Lease liabilities	8	100	201
Loan payable to Oyu Tolgoi LLC	9	9,615	9,035
Deferred revenue	10	48,222	43,671

		57,937	52,907

Total liabilities		58,169	53,082
Shareholders’ deficiency
Share capital	11	176,221	173,095
Reserves		23,205	22,445
Accumulated other comprehensive loss		(1,521)	(407)
Deficit		(248,113)	(242,113)

Total shareholders’ deficiency		(50,208)	(46,980)

Total liabilities and shareholders’ deficiency		$7,961	$6,102

Nature of operations (Note 1)

Commitments and contingencies (Note 18)

Subsequent events (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2020, 2019 and 2018

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2020	2019	2018

Expenses

Project expenditures	13	$214	$173	$175

General and administrative		1,430	1,490	1,145

Share-based compensation	11	538	340	506

Depreciation	6	98	105	22

Other		-	-	(13)

Operating loss		2,280	2,108	1,835

Foreign exchange (gain) loss		(196)	(195)	287

Interest income		(80)	(137)	(111)

Interest expense	9	338	319	307

Loss from equity investee	7	186	273	175

Finance costs		19	29	-

Deferred revenue finance costs	10	3,453	3,250	2,985

Gain on sale of investments	5	-	(123)	-

Gain on sale of mining property interest		-	-	(353)

Unrealized loss on investments		-	-	73

Loss for the year		6,000	5,524	5,198

Other comprehensive loss (income)

Foreign currency translation		1,114	2,095	(3,372)

Total comprehensive loss		$7,114	$7,619	$1,826

Net loss per common share

Basic and fully diluted		$(0.03)	$(0.03)	$(0.03)

Weighted average number of common shares outstanding

Basic and fully diluted (000’s)		178,612	174,907	174,344

Total common shares issued and outstanding (000’s)	11	186,530	175,470	174,807

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Changes in Shareholders’ Deficiency

For the years ended December 31, 2020, 2019, and 2018

(expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of Shares (000’s)	Share capital	Reserves	Accumulated other comprehensive (loss) income	Deficit	Total

Balance at December 31, 2019		175,470	$173,095	$22,445	$(407)	$(242,113)	$(46,980)

Loss and comprehensive loss		-	-	-	(1,114)	(6,000)	(7,114)

Share-based compensation	11	-	-	538	-	-	538

Issuance of share capital – private placement	11	10,278	2,912	401	-	-	3,313

Issuance of share capital – share options	11	782	299	(179)	-	-	120

Share issuance costs	11	-	(85)	-	-	-	(85)

Balance at December 31, 2020		186,530	$176,221	$23,205	$(1,521)	$(248,113)	$(50,208)

Balance at December 31, 2018		174,807	$172,955	$22,199	$1,688	$(236,591)	$(39,749)

Adjustment on initial application of IFRS 16		-	-	-	-	2	2

Loss and comprehensive loss		-	-	-	(2,095)	(5,524)	(7,619)

Share-based compensation		-	-	340	-	-	340

Issuance of share capital – share options		663	140	(94)	-	-	46

Balance at December 31, 2019		175,470	$173,095	$22,445	$(407)	$(242,113)	$(46,980)

					-

Balance at December 31, 2017		173,573	$172,308	$22,175	$(1,684)	$(217,288)	$(24,489)

Loss and comprehensive income		-	-	-	3,372	(5,198)	(1,826)

IFRS adjustments for implementation of IFRS 15		-	-	-	-	(14,105)	(14,105)

Share-based compensation		-	-	506	-	-	506

Issuance of share capital – share options		1,234	647	(482)	-	-	165

Balance at December 31, 2018		174,807	$172,955	$22,199	$1,688	$(236,591)	$(39,749)

The accompanying notes are an integral part of these consolidated financial statements.

Entrée Resources Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2020	2019	2018
Cash flows used in operating activities
Net loss		$(6,000)	$(5,524)	$(5,198)

Items not affecting cash:

Depreciation		98	105	22

Share-based compensation	11	538	340	506

Loss from equity investee	7	186	273	175

Interest expense	9	335	319	307

Finance cost, net		19	29	-

Gain on sale of investments	5	-	(123)	-

Unrealized foreign exchange (gains) losses		(170)	(176)	249

Deferred revenue finance costs	10	3,453	3,250	2,985

Gain on sale of mining property interest		-	-	(353)

Unrealized loss on investments		-	-	73

Other		-	5	(9)

		(1,541)	(1,502)	(1,243)

Changes in non-cash operating working capital:

(Increase) decrease in receivables and prepaids		(8)	(54)	333

Increase (decrease) in accounts payable and accrued liabilities		53	(260)	133

		(1,496)	(1,816)	(777)

Cash flows from (used in) investing activities

Proceeds from sale of investments	5	-	1,035	-

Net cash outflow on sale of mining property interest		-	-	(120)

Purchase of equipment		-	-	(6)
		-	1,035	(126)
Cash flows from (used in) financing activities

Repayment of lease liability	8	(118)	(80)	-

Proceeds from issuance of common shares – share options	11	120	46	165

Proceeds from issuance of common shares – private placement	11	3,313	-	-

Share issuance costs		(85)	-	-

		3,230	(34)	165

Increase (decrease) in cash and cash equivalents		1,734	(815)	(738)

Cash and cash equivalents - beginning of year		5,380	6,154	7,068

Effect of exchange rate changes on cash and cash equivalents		146	41	(176)

Cash and cash equivalents - end of year		$7,260	$5,380	$6,154

Cash and cash equivalents is represented by:

Cash		$7,226	$5,346	$6,120

Cash equivalents		34	34	34

Total cash and cash equivalents		$7,260	$5,380	$6,154

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Entre	Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature of operations

Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the development and exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi JV Property in Mongolia (Note 7).

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

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates it has adequate financial resources to satisfy its obligations over the next 12 month period.

2	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available information about the future, which is at least, but is not limited to, twelve months from December 31, 2020.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 30, 2021.

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

For the year ended December 31, 2020

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

The Company uses the Black-Scholes option pricing model for the valuation of share-based compensation.. Option pricing models require the input of the subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s net loss and reserves.

d)	COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations and the timing of proposed transactions at this time.

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

For the year ended December 31, 2020

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

For the year ended December 31, 2020

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

For the year ended December 31, 2020

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

For the year ended December 31, 2020

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

l)	Deferred share units

The Company has established a deferred share plan under which deferred share units (“DSUs”) are granted to directors of the Company as part of long-term incentive compensation. DSUs are classified as equity settled share-based payment transactions as the participants will receive either common shares of the Company or payment of cash, or any combination of the foregoing, as determined by the Company in its sole discretion, following a redemption event. As such, the Company recognizes the expense based on the quoted market price of the Company’s common shares at the grant date and a corresponding increase in equity for the eventual redemption when the DSUs are issued.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

m)	Loss per share

Basic loss per share is computed by dividing net loss attributable to common shares by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average common shares outstanding are increased to include additional shares for the assumed exercise of share options and share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding share options and equity settled instruments were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods.

n)	Related party transactions

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

o)	Right-of-use assets and lease liability

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

p)	Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

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

q)	Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2020. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

•

IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (effective January 1, 2022). The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, a company will recognize such sale proceeds and related cost in profit or loss.

5	Investments

In June 2018, the Company acquired 478,951 common shares of Anglo Pacific Group PLC (“Anglo Pacific”), a public company listed on the London Stock Exchange and the TSX, through the sale of the Cañariaco Project Royalty.

In 2019, the Company disposed of all its investments in Anglo Pacific common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

6	Property and equipment

	Office equipment	Computer equipment	Field equipment	Buildings	Right-of-use assets	Total
Cost
Balance, January 1, 2018	$55	$149	$39	$45	$-	$288
Additions	-	6	-	-	-	6
Foreign exchange	(5)	(12)	(4)	(4)	-	(25)
Balance, December 31, 2018	50	143	35	41	-	269
Additions	-	-	-	-	337	337
Disposals	-	(33)	(37)	-	-	(70)
Foreign exchange	3	4	2	3	4	16
Balance at December 31, 2019	53	114	-	44	341	552
Foreign exchange	1	4	-	1	4	10
Balance at December 31, 2020	$54	$118	$-	$45	$345	$562
Accumulated depreciation
Balance, January 1, 2018	$(8)	$(130)	$(33)	$(5)	$-	$(176)
Depreciation	(8)	(5)	(2)	(7)	-	(22)
Foreign exchange	1	10	4	1	-	16
Balance, December 31, 2018	(15)	(125)	(31)	(11)	-	(182)
Depreciation	(7)	(2)	-	(6)	(90)	(105)
Disposals	-	32	33	-	-	65
Foreign exchange	(1)	(8)	(2)	(1)	(2)	(14)
Balance at December 31, 2019	(23)	(103)	-	(18)	(92)	(236)
Depreciation	(6)	(4)	-	(5)	(83)	(98)
Foreign exchange	-	(3)	-	-	(5)	(9)
Balance at December 31, 2020	$(29)	$(110)	$-	$(23)	$(180)	$(342)
Net book value
January 1, 2019	$35	$18	$4	$30	$-	$87
December 31, 2019	$40	$11	$-	$26	$249	$316
December 31, 2020	$25	$8	$-	$22	$165	$220

7	Oyu Tolgoi assets

Entrée/Oyu Tolgoi JV Property

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

For the year ended December 31, 2020

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

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 9).

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

As of December 31, 2020, the Entrée/Oyu Tolgoi JV had expended approximately $34.2 million (December 31, 2019—$32.9 million; December 31, 2018 - $31.2 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 9).

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

The Company’s share of the loss of the joint venture was $0.2 million for the year ended December 31, 2020 (December 31, 2019 - $0.3 million; December 31, 2018 - $0.2 million). The joint venture has nominal current assets and liabilities, approximately $0.5 million of non-current assets and approximately $34.2 million of non-current liabilities. The loss for the joint venture for the year ended December 31, 2020 was approximately $1.2 million (2019 – approximately $1.4 million; 2018 – approximately $0.9 million).

The Entrée/Oyu Tolgoi JV investment carrying value at December 31, 2020 was $0.2 million (December 31, 2019 - $0.1 million) and was recorded in Oyu Tolgoi assets in the statement of financial position.

8	Leases

Lease liability

	December 31, 2020	December 31, 2019
Lease liability	$ 208	$ 304
Less: current portion	(108)	(103)
Long-term portion	$ 100	$ 201

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Undiscounted lease payments

	December 31, 2020	December 31, 2019
Less than one year	$124	$123
One to five years	97	216
	$221	$339

Interest expense on the lease liability amounted to $0.0 million for the year ended December 31, 2020 (2019 - $0.0 million, 2018 - $0.0 million). During the year ended December 31, 2020, lease payments made amounted to $0.2 million (2019 - $0.1 million).

9	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 7), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan is non-recourse and will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

During the year ended December 31, 2020, the Company recorded interest expense of $0.3 million in connection with the loan (2019 - $0.3 million, 2018 - $0.3 million).

10	Deferred revenue

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

For the year ended December 31, 2020

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

The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%. For the year ended December 31, 2020, the deferred revenue balance totaled $3.5 million (2019 - $3.3 million, 2018 - $3.0 million).

11	Share capital

a)	Common shares

The Company’s authorized share capital consists of unlimited common shares without par value. At December 31, 2020, the Company had 186,530,002 (December 31, 2019 – 175,470,074) shares issued and outstanding.

b)	Net loss per common share

Net loss per common share is computed by dividing net loss attributable to common shares by the weighted average number of common shares outstanding during the reporting period. All share options and equity settled instruments outstanding at each period end have been excluded from the weighted average common share calculation as they are anti-dilutive.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

c)	Private placement

On September 14, 2020, the Company closed a non-brokered private placement issuing 10,278,000 units at a price of C$0.43 per unit for aggregate gross proceeds of C$4.4 million. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant (a “Warrant””). Each whole Warrant will entitle the holder to acquire one additional common share of the Company at a price of C$0.60 per share for a period of 3 years. The Company paid a finder’s fee of C$86,000 equal to 5% of aggregate gross subscription proceeds received by the Company from purchasers introduced to the Company by the finder. The Company recognized net proceeds of C$4.3 million after deducting share issuance costs.

d)	Share options

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

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Share option transactions are summarized as follows:

	Number of share options (000’s)	Weighted average exercise price C$
Outstanding – December 31, 2017	9,175	0.38
Granted	2,290	0.55
Exercised	(1,233)	0.40
Cancelled	(1,522)	0.41
Outstanding – December 31, 2018	8,710	0.42
Granted	2,290	0.37
Exercised	(663)	0.20
Cancelled	(347)	0.22
Forfeited/expired	(45)	0.54
Outstanding – December 31, 2019	9,945	0.43
Granted	1,905	0.51
Exercised	(782)	0.29
Cancelled	(358)	0.29
Forfeited/expired	(160)	0.31
Outstanding – December 31, 2020	10,550	0.46

At December 31, 2020, the following share options were outstanding and exercisable:

Number of share options (000`s)	Exercise price per share option C$	Expiry date

2,210	0.33 – 0.36	Mar – Nov 2021

1,880	0.52 – 0.62	May – Oct 2022

2,265	0.55 – 0.63	Feb – Dec 2023

2,290	0.365	Dec 2024

1,905	0.51	Dec 2025

10,550

December 31, 2020

Weighted average exercise price for exercisable options	C$0.46

Weighted average share price for options exercised	C$0.45

Weighted average years to expiry for exercisable share options	2.87 years

For the year ended December 31, 2020, the total share-based compensation charges relating to 1,905,000 options granted to officers, employees, directors and consultants was $0.4 million (2019 - $0.3 million; 2018 - $0.5 million).

The weighted average fair value at date of grant for the options granted during the year ended December 31, 2020 was C$0.24 (2019 – C$0.20; 2018 – C$0.30). The following weighted average assumptions were used for the Black-Scholes valuation of share options granted:

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

	2020	2019	2018

Risk-free interest rate	0.41%	1.62%	1.91%

Expected life of options (years)	4.9	4.7	4.7

Expected volatility	56%	65%	64%

Expected dividend	0.00%	0.00%	0.00%

e)	Share purchase warrants

As part of the Company’s private placement on September 14, 2020, the Company issued 5,139,000 Warrants. Each Warrant entitles the holder to acquire one common share of the Company at a price of C$0.60 per share for a period of 3 years.

The fair value per Warrant issued during fiscal 2020 was determined to be C$0.12 using the following weighted average assumptions using the Black-Scholes option pricing model:

Share price	C$0.43

Risk-free interest rate	0.24%

Expected dividend	0.00%

Expected life	3 years

Expected volatility	56%

At December 31, 2020, the following Warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date

8,655	0.55	January 10, 2022

610	0.55	January 12, 2022

5,139	0.60	September 13, 2023

14,404

There has been no exercise or cancellation of Warrants as at December 31, 2018, 2019, or 2020.

f)	Deferred share units

DSUs are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s deferred share unit plan (the “DSU Plan”). DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

During the year ended December 31, 2020, the Company granted 450,000 DSUs to the Company’s directors and executives. The Company recorded share-based compensation of $179,193 (2019 - $nil, 2018 - $nil) related to the DSUs in the year ended December 31, 2020. Each vested DSU entitles the holder to receive one common share of the Company or a cash payment equivalent to the closing price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date. The DSUs granted in 2020 will vest in full upon the date of the TSX’s acceptance of the DSU Plan or the shareholder approval date, whichever is the last to occur. The DSUs may not vest or be redeemed prior to the Company obtaining shareholder approval of the DSU Plan. If shareholder approval of the DSU Plan is not obtained at the next annual general meeting, the DSUs will be null and void and will be deemed to have been rescinded. The DSUs are expected to fully vest in fiscal 2021. As at December 31, 2020, no DSUs have vested.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The fair value per DSU granted during fiscal 2020 was determined to be C$0.51 which is the share price of the Company on the grant date.

12	Segmented information

The Company operates in one business segment being the exploration and evaluation of mineral property interests. The Company’s non-current assets geographically are as follows:

	2020	2019

Canada

Property and equipment	$208	$299

Deposit and other	10	10

	$218	$309

Other

Property and equipment	$12	$17

Other assets	177	114

Deposit and other	2	2

	$191	$133

Other assets in the ‘Other’ category are related to the Company’s investment in the Entrée/Oyu Tolgoi JV Property in Mongolia (Note 7).

13	Exploration costs

	2020	2019	2018

Mongolia	$206	$161	$134

Other	8	12	41

	$214	$173	$175

14	Income tax

	2020	2019	2018

Loss for the year before income taxes	$(6,000)	$(5,524)	$(5,198)

Statutory rate	27.00%	27.00%	27.00%

Expected income tax recovery	(1,620)	(1,491)	(1,403)

Permanent differences and other	551	(1,277)	(8,163)

Difference in foreign tax rates	84	73	140

Effect of change in future tax rates	-	-	(805)

Change in valuation allowance	985	2,695	10,231

Total income tax recovery	$-	$-	$-

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

	2020	2019	2018

Current income tax recovery	$-	$-	$-

Deferred income tax expense	-	-	-

Total income taxes	$-	$-	$-

The Company’s deferred income tax liability consisted of:

	2020	2019	2018

Deferred income tax assets:

Non-capital loss carryforward	$11,803	$11,092	$9,140

Resource expenditures	2,683	2,647	2,507

Equipment	278	272	239

Share issue and legal costs	26	15	22

Other	12,190	11,957	11,355

	26,980	25,983	23,263

Unrecognized tax assets	(26,939)	(25,954)	(23,263)

Net deferred income tax assets	41	29	-

Deferred income tax liabilities:

Foreign exchange on loan	(25)	(29)	-

Mineral property interests	(16)	-	-

Net deferred income tax liabilities	$(41)	$(29)	$-

Net deferred income tax	$-	$-	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $41.6 million (2019: $38.2 million) in Canada, $5.6 million (2019: $5.7 million) in Mongolia and $0.1 million (2019: $0.0 million) in Australia. These losses, if not utilized, will expire through 2040. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. Deferred tax benefits which may arise as a result of these losses, resource expenditures, equipment, share issue and legal costs have not been recognized in these consolidated financial statements.

15	Financial instruments

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

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2020 and 2019:

December 31, 2020	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$7,260	$-	$-	$7,260

Receivables	-	28	-	28

Deposits	-	12	-	12

Total financial assets	$7,260	$40	$-	$7,300

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$124	$124

Lease liabilities	-	-	208	208

Loan payable	-	-	9,615	9,615

Total financial liabilities	$-	$-	$9,947	$9,947

December 31, 2019	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$5,380	$-	$-	$5,380

Receivables	-	26	-	26

Deposits	-	12	-	12

Total financial assets	$5,380	$38	$-	$5,418

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$72	$72

Lease liabilities	-	-	304	304

Loan payable	-	-	9,035	9,035

Total financial liabilities	$-	$-	$9,411	$9,411

b)	Financial risk management

i)	Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

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

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates (Note 9). As at December 31, 2020, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2020, the Company has not entered into any contracts to manage interest rate risk.

iv)	Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2020, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$7,260	$5,380
Accounts payable and accrued liabilities	(124)	(72)
	$7,136	$5,308

As at December 31, 2020, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an insignificant change in net loss.

16	Capital management

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

Entrée Resources Ltd.

Notes to Consolidated Financial Statements

For the year ended December 31, 2020

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

17	Supplemental cash flow information

	2020	2019	2018
Non-cash investing activities
Acquisition of investments from the sale of asset	$-	$-	$1,000

18	Commitments and contingencies

As at December 31, 2020, the Company had the following commitments:

	Total	Less than 1 year	1 -3 years	3-5 years	More than 5 years

Lease commitments	$221	$124	$97	$-	$-

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 10).

19	Related party transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020	2019	2018
Directors’ fees	$157	$132	$142
Salaries and benefits	$681	$588	$1,143
Share-based compensation	$519	$321	$461

As of December 31, 2020, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million (December 31, 2019 - $0.0 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.1 million (December 31, 2019 - $1.1 million) will become payable to certain officers and management personnel of the Company.

20	Subsequent events

Subsequent to December 31, 2020, stock options to purchase 100,000 common shares with an exercise price of C$0.33 and stock options to purchase 30,000 common shares with an exercise price of C$0.36 were exercised and the Company received gross proceeds of C$43,800.

Item 19. Exhibits

Exhibit Number Name

1.1	Certificate of Continuation dated May 27, 2005 (incorporated by reference from our Form 8-K filed with the SEC on June 8, 2005 (SEC File No.: 000-50982))

1.2	Articles of Entrée Gold Inc. dated May 23, 2005 (incorporated by reference from our Form 8-K filed with the SEC on June 8, 2005 (SEC File No.: 000-50982))

1.3	Articles of Entrée Gold Inc. dated May 23, 2005 and amended on June 27, 2013 (incorporated by reference from our Form 6-K filed with the SEC on July 8, 2013 (SEC File No.: 001-32570))

1.4	Certificate of Name Change dated May 9, 2017 (incorporated by reference from our Form 6-K filed with the SEC on March 11, 2019 (SEC File No.: 001-32570))

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from our Annual Report on Form 20-F for Fiscal Year Ended December 31, 2020 filed with the SEC on March 16, 2020 (SEC File No.: 001-32570))

4.1	Equity Participation and Earn-In Agreement dated October 15, 2004 between Entrée Gold Inc. and Ivanhoe Mines Ltd. (incorporated by reference from our Registration Statement on Form 10-SB/A filed with the SEC on December 10, 2004 (SEC File No.: 0-50982))

4.2	Amendment to Equity Participation and Earn-In Agreement dated November 2004 between Entrée Gold Inc. and Ivanhoe Mines Ltd. (incorporated by reference from our Annual Report on Form 20-F for Fiscal Year Ended December 31, 2015 filed with the SEC on March 31, 2016 (SEC File No.: 001-32570))

4.3	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd. (incorporated by reference from our Form 6-K filed with the SEC on March 4, 2016 (SEC File No.: 001-32570))

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Davidson & Company LLP, Chartered Professional Accountants

15.2	Consent of Wood Canada Limited

15.3	Consent of Robert Cinits
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

Entrée Resources Ltd.

By:	/s/ Stephen Scott

Name:	Stephen Scott

Title:	Chief Executive Officer

Date:	March 31, 2021