Form 40-F
period 2021-12-31
Entree Resources Ltd.
filed 2022-03-25
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
Commission File Number
001-32570

ENTRÉE RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

British Columbia
(Province or other jurisdiction of incorporation or organization)
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))

Suite 1650 – 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X1
(604) 687-4777
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
1015 15
th
Street, NW
Washington, DC 20005
(202)
572-3133
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act: Not applicable.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:
192,687,906
 Common Shares, no par value
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
If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

EXPLANATORY NOTE
Entrée Resources Ltd. (the “
Company
” or the “
Registrant
” or “
Entrée
”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “
Exchange Act
”), on Form
40-F
pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in
Rule 3b-4
under the Exchange Act. The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to
Rule 3a12-3.
FORWARD-LOOKING STATEMENTS
This Annual Report on Form
40-F
and the exhibits attached hereto contain “forward-looking statements” and “forward looking information” (together the “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are made as of the date of this Annual Report and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Capitalized terms not otherwise defined herein have the meanings given to them in the Company’s Annual Information Form (“
AIF
”), filed as
Exhibit 99.1
to this Annual Report on Form
40-F
and incorporated herein by reference.
Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the expectations set out in OTMSS20 and the 2021 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between Oyu Tolgoi project stakeholders and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive new agreement entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia along with the implementation of Resolution 103; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design
studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of
COVID-19
on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill; and the Company’s ability to operate sustainably, its community relations and its social licence to operate.
With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Turquoise Hill and Rio Tinto and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi following the implementation of the comprehensive agreement with the Government of Mongolia along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; actual timing of first sustainable production from Panel 0 as well as the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project; liquidity, Oyu Tolgoi project funding sources and Oyu Tolgoi project funding requirements; the implementation and successful execution of the funding plan that is the subject of the Amended HoA and potential delays in the ability of Turquoise Hill or OTLLC to proceed with the funding elements contemplated by the Amended HoA; the timing and cost of the construction and expansion of mining and processing facilities; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of
COVID-19,
including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
The 2021 PEA is based on a conceptual mine plan that includes Inferred mineral resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the
COVID-19
(coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s AIF, filed as
Exhibit 99.1
to this annual report on Form
40-F
and incorporated herein by reference. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.
NOTE TO UNITED STATES READERS
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “
SEC
” or “
Commission
”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as
Exhibit 99.2
to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards (“
IFRS
”), as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
The Company’s AIF, filed as
Exhibit 99.1
to this Annual Report on Form
40-F
and management’s discussion and analysis for the fiscal year ended December 31, 2021 filed as
Exhibit 99.3
to this Annual Report on Form
40-F
have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.
All mineral reserve and mineral resource estimates included in this Annual Report on Form
40-F
and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument
43-101
–
Standards of Disclosure for Mineral Projects
(“
NI
43-101
”), which incorporates by reference the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (the “
CIM
”) in the
CIM Definition Standards on Mineral Resources and Mineral Reserves
, adopted by the CIM Council, as amended. NI
43-101
is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral properties. NI
43-101
differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies.

Accordingly, descriptions of mineral deposits contained in this Annual Report and the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “
SEC Modernization Rules
”) and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System (“
MJDS
”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and CIM. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101 and CIM.
ANNUAL INFORMATION FORM
The Company’s AIF for the fiscal year ended December 31, 2021 is filed as
Exhibit 99.1
to this Annual Report and incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company for the years ended December 31, 2021, 2020 and 2019, including the report of the independent auditor with respect thereto, are filed as
Exhibit 99.2
to this Annual Report and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s management’s discussion and analysis for the year ended December 31, 2021 is filed as
Exhibit 99.3
to this Annual Report (“
MD&A
”) and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this Annual Report for the fiscal year ended December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“
CEO
”) and Chief Financial Officer (“
CFO
”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule
13a-15(e)
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
Management’s Report on Internal Control over Financial Reporting
The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“
ICFR
”), as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the International Accounting Standards Board. The Company’s ICFR includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Because of their inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s ICFR as of December 31, 2021. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company’s ICFR was not effective as at December 31, 2021, and there was a material weakness in the Company’s ICFR relating to operations.
The Public Company Accounting Oversight Board defines a “material weakness” as a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness relating to operations, which existed as of December 31, 2021:

•	Evidence of testing of controls, policies and procedures was not sufficiently documented and retained.
While management does perform periodic testing of specific controls and procedures, the absence of sufficient documented evidence of testing resulted in management being unable to determine that ICFR as a whole is effective.
To address the material weakness, management performed additional analyses and other procedures to ensure that the consolidated financial statements fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented. Accordingly, management believes that the consolidated financial statements fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows for the periods presented.
In addition, no significant deficiencies relating to the design of ICFR were identified.
As a result of the material weakness described above, the Company’s auditor did not have sufficient appropriate evidence of testing to provide a basis for an opinion on ICFR and accordingly issued a disclaimer of opinion on the Company’s ICFR.
Remediation
In response to the material weakness described above, the Company will be implementing a remediation plan to address the material weakness which will include measures such as hiring an independent third-party internal controls consultant to assist with our internal controls testing, testing documentation retention, and other internal control enhancements.
The Company will continue to monitor and evaluate the effectiveness of the Company’s ICFR on an ongoing basis and if the remediation plan is not sufficient to eliminate the material weakness, the Company will consider what additional actions would be required.

Auditor’s Attestation Report
Davidson & Company LLP, Chartered Professional Accountants, has issued a disclaimer of opinion on the Company’s ICFR which accompanies the Company’s audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included as
Exhibit 99.2
to this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s ICFR during its fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

AUDIT COMMITTEE
The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Anna
El-Erian
(chair), Michael Price and James Harris.
In the opinion of the Company’s Board of Directors (the “
Board
”), all members of the Audit Committee are independent, based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Section 803 of the NYSE American Company Guide, and are financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert
The Company’s Board has determined that Anna
El-Erian
qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation
S-K
under the Exchange Act) and is independent (as determined under Exchange Act Rule
10A-3).
The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS
The following table shows the aggregate fees billed to the Company by Davidson & Company LLP and its affiliates, Chartered Professional Accountants, Vancouver, British Columbia (PCAOB ID # 731), the Company’s independent registered public auditing firm, in each of the last two years:

	2021 (US$)		2020 (US$)
Audit Fees (1)		$24,227		$17,913
Audit Related Fees (2)	$	Nil	$	Nil
Tax Fees (3)	$	Nil	$	Nil
All other fees	$	Nil	$	Nil
Total:		$24,227		$17,913

(1)
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)
Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in
Audit Fees
.

(3)	Tax compliance, taxation advice and tax planning for international operations.
PRE-APPROVAL
OF AUDIT AND
NON-AUDIT
SERVICES PROVIDED BY
INDEPENDENT AUDITORS
The Audit Committee
pre-approves
all audit services to be provided to the Company by its independent auditors.
Non-audit
services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.
In addition, prior to the granting of any
pre-approval,
the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit
services performed by the Company’s auditor for the fiscal year ended December 31, 2021 were pre-approved
by the Audit Committee of the Company. No
non-audit
services were approved pursuant to the
de minimis
exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

CODE OF ETHICS
The Company has adopted a Code of Business Conduct and Ethics (the “
Code
”) for directors, officers, employees and consultants.
A copy of the Code is available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1650 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1. The Code is also available on the Company’s website at
www.EntreeResourcesLtd.com
. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form
40-F.
All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website,
www.EntreeResourcesLtd.com
within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2021, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
MINE SAFETY DISCLOSURE
Not applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
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
CONSENT TO SERVICE OF PROCESS
The Company has previously filed with the SEC an Appointment of Agent for Service and Process and Undertaking on Form
F-X.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form
F-X
referencing the file number of the Company.

EXHIBIT INDEX
The following exhibits have been filed as part of the annual report on Form
40-F:

Exhibit	Description

99.1.	Annual Information Form of the Company for the year ended December 31, 2021

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Annual Report:

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Consolidated Statements of Financial Position as at December 31, 2021 and 2020

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019

Consolidated Statement of Changes in Shareholders’ Deficiency for the years ended December 31, 2021, 2020 and 2019

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019

Notes to Consolidated Financial Statements for the year ended December 31, 2021

99.3.	Management Discussion and Analysis for the year ended December 31, 2021

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP, Chartered Professional Accountants

99.9	Consent of Wood Canada Limited

99.10	Consent of Robert Cinits

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE RESOURCES LTD.

By:	/s/ Stephen Scott
Name:	Stephen Scott
Title:	Chief Executive Officer
Date: March 25, 2022