Form 40-F
period 2022-12-31
Entree Resources Ltd.
filed 2023-03-31
CIK 1271554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F

☐	REGISTRATIONSTATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022                                             Commission File Number
001-32570
ENTRÉE RESOURCES LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English (if applicable))
British Columbia
(Province or other jurisdiction of incorporation or organization)
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
Suite 1650 – 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X1
(604)
687-
4777
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
☒         Annual information form                                 ☒         Audited annual financial statements
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022:
198,134,931 Common Shares, no par value
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. .
1
  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
.
2
  ☐

1	Not applicable.
2	Not applicable.

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
Exhibit 99.1
to this Annual Report on Form
40-F
and incorporated herein by reference.
Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the Company’s plans to continue discussions with OTLLC and Rio Tinto regarding a potential restructuring or amendment of the Entrée/Oyu Tolgoi JVA; the Company’s plans to advance discussions with the Government of Mongolia regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property; the Company’s ability to transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement; the expectations set out in OTMSS20 and the 2021 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of the first Panel 1 draw bell on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between OTLLC and Rio Tinto and the Government of Mongolia and Erdenes Oyu Tolgoi LLC with respect to the continued operation and development of Oyu Tolgoi; the re-design study for Hugo North (including Hugo North Extension) Lift 1 Panel 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, Rio Tinto, and OTLLC on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.
In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; the commencement and conclusion of arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the potential benefits, timing and outcome of negotiations with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; that the Company will continue to have timely access to detailed technical, financial, and operational information about the Entrée/Oyu Tolgoi JV Property, the Oyu Tolgoi project, and government relations to enable the Company to properly assess, act on, and disclose material risks and opportunities as they arise; local and global economic conditions and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; and the Company’s ability to operate sustainably, its community relations, and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Rio Tinto, Erdenes Oyu Tolgoi LLC and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the continuation of undercutting on the Oyu Tolgoi mining licence in accordance with the Panel 0 mine plan and design; the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
On October 21, 2021, the Company filed a Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property (the “2021 Technical Report”). The 2021 Technical Report discusses a Preliminary Economic Assessment on a conceptual second lift (“Lift 2”) of the Hugo North Extension deposit (the “2021 PEA”). The 2021 PEA is based on a conceptual mine plan that includes Inferred mineral resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, including inflationary pressures thereon resulting in cost escalation, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.
Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures, including the ability to access detailed technical, financial and operational information; risks related to the Company’s significant shareholders, and whether they will exercise their rights or act in a manner that is consistent with the best interests of the Company and its other shareholders; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto or OTLLC and by government stakeholders or authorities including Erdenes Oyu Tolgoi LLC and the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s AIF, filed as
Exhibit 99.1
to this annual report on Form 40-F and incorporated herein by reference. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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
CAUTIONARY NOTE TO UNITED STATES INVESTORS
The Company’s AIF, filed as
Exhibit 99.1
to this Annual Report on Form
40-F
and management’s discussion and analysis for the fiscal year ended December 31, 2022 filed as
Exhibit 99.3
to this Annual Report on Form
40-F
have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.
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
43-101
and CIM.
ANNUAL INFORMATION FORM
The Company’s AIF for the fiscal year ended December 31, 2022 is filed as
Exhibit 99.1
to this Annual Report and incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company for the years ended December 31, 2022, 2021 and 2020, including the report of the independent auditor with respect thereto, are filed as
Exhibit 99.2
to this Annual Report and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s management’s discussion and analysis for the year ended December 31, 2022 is filed as
Exhibit 99.3
to this Annual Report (“
MD&A
”) and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this Annual Report for the fiscal year ended December 31, 2022, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“
CEO
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
Change in ICFR
During the financial quarter ended December 31, 2022, the Company’s management engaged a qualified independent third-party internal controls consultant to perform and document the evidence of, for retention by the Company, testing of the Company’s controls, policies, and procedures for the financial year ended December 31, 2022. This change in the Company’s ICFR was made to eliminate a material weakness previously identified by management in the course of its evaluation of the effectiveness of the Company’s ICFR as of December 31, 2021, and as such has materially affected the Company’s ICFR.
Evaluation of Effectiveness of ICFR
The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s ICFR as of December 31, 2022. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“
COSO criteria
”). Based on its assessment, management concluded that under the COSO criteria, the Company’s ICFR as a whole was not effective as at December 31, 2022, and there was a material weakness in the Company’s ICFR relating to operations.
The Public Company Accounting Oversight Board (“
PCAOB
”) defines a “material weakness” as a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on the COSO criteria, management identified the following material weakness relating to operations, which existed as of December 31, 2022:
•     Insufficient documentation regarding review processes over period end financial disclosure, reporting, and monitoring processes.
While management does have review processes over period end financial disclosure, reporting, and monitoring processes, the absence of sufficient documentation resulted in management being unable to determine that internal control over financial reporting, under the COSO criteria, as a whole is effective. To address the material weakness, management performed control risk analyses, independent control testing and other procedures to ensure that the consolidated financial statements fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented. Accordingly, management believes that the consolidated financial statements fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows for the periods presented.
In addition, no significant deficiencies relating to the design of internal control over financial reporting were identified by management
.
 A sample of controls the Company currently has in place include: segregation of duties; independent approval of all invoices, payments, reconciliations, and other accounting documents; and effective Board and Audit Committee oversight.
As a result of the material weakness described above, the Company’s auditor issued an adverse opinion on the Company’s internal control over financial reporting, based on the COSO criteria.

Remediation
In response to the material weakness described above, the Company will be implementing a remediation plan to address the material weakness which will include measures to enhance its documentation of the review process over period end financial disclosure, report and monitoring processes.
The Company will continue to monitor and evaluate the effectiveness of the Company’s internal control over financialreporting on an ongoing basis and if the remediation plan is not sufficient to eliminate the material weakness, the Company will consider what additional actions would be required.
Auditor’s Attestation Report
Davidson & Company LLP, Chartered Professional Accountants, has issued an adverse opinion on the Company’s ICFR which accompanies the Company’s audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included as Exhibit 99.2 to this Annual Report.
AUDIT COMMITTEE
The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of Paula Rogers (chair), Michael Price and Teresa Conway.
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
Audit Committee Financial Expert
The Company’s Board has determined that Paula Rogers qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation
S-K
under the Exchange Act) and is independent (as determined under Exchange Act Rule
10A-3)
and Section 803 of the NYSE American Company Guide.
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
and its affiliates, Chartered Professional Accountants,
Vancouver
, British Columbia (PCAOB ID #
731
), the

Company’s independent registered public auditing firm, in each of the last two years:

	2022 (US$)	2021 (US$)
Audit Fees (1)	$36,936	$24,227
Audit Related Fees (2)	$Nil	$Nil
Tax Fees (3)	$Nil	$Nil
All other fees	$Nil	$Nil
Total:	$36,936	$24,227

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
In addition, prior to the granting of any
pre-approval,
the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit
services performed by the Company’s auditor for the fiscal year ended December 31, 2022 were pre-approved
by the Audit Committee of the Company. No
non-audit
services were approved pursuant to the
de minimis
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
All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website,
www.EntreeResourcesLtd.com
within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2022, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
MINE SAFETY DISCLOSURE
Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
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

EXHIBIT INDEX

The following exhibits have been filed as part of the annual report on Form 40-F:

Exhibit	Description

99.1.	Annual Information Form of the Company for the year ended December 31, 2022

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Annual Report:

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Consolidated Statements of Financial Position as at December 31, 2022 and 2021

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020

Consolidated Statement of Changes in Shareholders’ Deficiency for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020

Notes to Consolidated Financial Statements for the year ended December 31, 2022

99.3.	Management Discussion and Analysis for the year ended December 31, 2022

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP, Chartered Professional Accountants

99.9	Consent of Wood Canada Limited

99.10	Consent of Robert Cinits

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENTRÉE RESOURCES LTD.

By:	/S/Stephen Scott
Name:	Stephen Scott

Title:	Chief Executive Officer

Date: March 31, 2023